Offering Memorandum and
Consent Solicitation Statement                                     Confidential

                                     [LOGO]
                                    PEGASUS
                                 COMMUNICATIONS

                       PEGASUS COMMUNICATIONS CORPORATION
             (to be renamed Pegasus Satellite Communications, Inc.)

                                Offer to Exchange
          its 12 3/4% Series A Cumulative Exchangeable Preferred Stock
                                 for any and all
                      (but not less than a majority) of the
            12 3/4% Series A Cumulative Exchangeable Preferred Stock,
                     when issued, of our new holding company
              (to be renamed Pegasus Communications Corporation)

                         and Solicitation of Consents

     We are making this exchange offer and solicitation of consents in conjunction with our reorganization into a new holding company structure. You now hold Series A preferred stock of Pegasus Communications Corporation. As a result of the reorganization, Pegasus Communications Corporation will cease to be a publicly-held company and will become a subsidiary of a new publicly-held holding company. In the reorganization, your Series A preferred stock will automatically become identical Series A preferred stock of the new holding company. We are making this exchange offer so that you can continue to hold your Series A preferred stock interest in the same company in which you currently own your interest, rather than in the new holding company.

     In the reorganization, Pegasus Communications Corporation will change its name to "Pegasus Satellite Communications, Inc.," and the new holding company will be named "Pegasus Communications Corporation." We use these new names -- or shortened versions of them -- below to refer to the two corporations. We expect the closing of this exchange offer to occur shortly after the holding company reorganization.

  o Pegasus Satellite is offering to exchange new 12 3/4% Series A Cumulative Exchangeable Preferred Stock for outstanding 12 3/4% Series A Cumulative Exchangeable Preferred Stock of Pegasus Communications, when issued, of which approximately $162.6 million in liquidation preference is anticipated to be issued and outstanding as of the exchange offer expiration date. The exchange offer will not be consummated unless a majority of the outstanding shares of the Pegasus Communications preferred stock is tendered, or unless Pegasus Satellite waives this condition in its sole discretion.
  o Pegasus Satellite has agreed that following the exchange offer, it will file a registration statement under the Securities Act of 1933 relating to new preferred stock to be offered in exchange for the new Pegasus Satellite preferred stock and with respect to the new Pegasus Satellite exchange notes, if issued.
  o The new Pegasus Satellite preferred stock is expected to be eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) market of the National Association of Securities Dealers, Inc. We do not intend to apply for the listing of the new Pegasus Satellite preferred stock on any national securities exchange or for quotation through the Nasdaq National Market.
  o Concurrently with the exchange offer, we are soliciting consents from holders of the Pegasus Communications preferred stock, when issued, to amend the Pegasus Communications preferred stock certificate of designation to eliminate substantially all of the restrictive covenants in the certificate of designation.
  o The exchange offer will expire at 5:00 p.m., New York City time, on January 18, 2001, unless extended or earlier terminated. To tender your preferred stock, you must consent to the proposed amendments to the Pegasus Communications preferred stock certificate of designation. The consent expiration date is January 18, 2001, if, on that date, we have received duly executed and unrevoked consents to the proposed amendments from holders representing a majority of the outstanding shares of the Pegasus Communications preferred stock then outstanding, or such later date that we first receive the requisite consents. Tendered Pegasus Communications preferred stock may be withdrawn and consents revoked at any time at or before 5:00 p.m., New York City time, on the consent expiration date, but not after that time except under limited circumstances.
  o We reserve the right to terminate the exchange offer and consent solicitation at any time, as well as the right to cancel our planned holding company reorganization or to consummate it on terms other than those described in this offering memorandum.
  o No fee will be paid to exchanging and consenting holders.
  o You should contact the dealer manager listed below for further information. You should contact the exchange agent listed on the back page of this offering memorandum to request copies of the exchange offer materials.

--------------------------------------------------------------------------------
    This investment involves risks. See Risk Factors beginning on page 14.
--------------------------------------------------------------------------------

The new Pegasus Satellite preferred stock offered by this offering memorandum has not been registered under the Securities Act or any state securities law and, unless so registered, may not be offered or sold within the U.S. or to, or for the account or benefit of, U.S. persons except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the new Pegasus Satellite preferred stock is being offered and sold by this offering memorandum only (a) to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A thereunder, (b) to a limited number of "accredited investors," as defined in Rule 501(a)(1), (2), (3), (5), (6), (7) or (8) of the Securities Act, (c) to a
limited number of unaccredited investors under Rule 506 of the Securities Act and (d) outside the U.S. in compliance with Regulation S under the Securities Act.

    The dealer manager for the exchange offer and consent solicitation is:

                              CIBC World Markets
December 19, 2000

     This confidential offering memorandum does not constitute an offer to sell any of the new Pegasus Satellite preferred stock, or a solicitation of an offer to buy any of the new Pegasus Satellite preferred stock by any person in any jurisdiction in which it is unlawful for that person to make an offering or a solicitation. Neither the delivery of this offering memorandum nor any sale made under this offering memorandum will under any circumstances imply that there has been no change in Pegasus Satellite's or Pegasus Communications' affairs, or that the information provided in this offering memorandum is correct as of any date after the date of this offering memorandum.

     This offering is being made in the U.S. in reliance on exemptions from registration under the Securities Act for an offer and sale of securities that does not involve a public offering. Each holder of Pegasus Communications preferred stock accepting the exchange offer and making its exchange will be deemed to have made the acknowledgments, representations and agreements described in this offering memorandum under Notice to Investors. The new Pegasus Satellite preferred stock has not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. You may be required to bear the financial risks of this investment for an indefinite period of time.

     This offering memorandum is highly confidential and has been prepared by Pegasus Satellite solely for use in this offering. Pegasus Satellite reserves the right, as described in this offering memorandum, to terminate the exchange offer and to reject any offer to tender Pegasus Communications preferred stock, in whole or in part, for any reason. This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the new Pegasus Satellite preferred stock. Distribution of this offering memorandum to any person other than the offeree and those persons, if any, retained to advise the offeree with respect to this offering memorandum is unauthorized, and any disclosure of any of its contents, without the prior consent of Pegasus Satellite, is prohibited. Each offeree, by accepting delivery of this offering memorandum, agrees to the foregoing and to make no photocopies of this offering memorandum or any documents referred to in this offering memorandum and, if the offeree does not purchase the new Pegasus Satellite preferred stock or the exchange offer is terminated, to return this offering memorandum and all documents referred to in this offering memorandum to the dealer manager, CIBC World Markets Corp., 425 Lexington Avenue, New York, New York 10017.

     Each person receiving this offering memorandum expressly acknowledges that:

   o the person was afforded an opportunity to request from Pegasus Satellite and to review, and has received, all additional information considered by it to be necessary to verify the accuracy of or to supplement the information in this offering memorandum and to make an investment decision;

   o the person has not relied on the dealer manager or any person affiliated with the dealer manager in connection with its investigation of the accuracy of the information or its investment decision; and

   o no person has been authorized to give information or to make any representations concerning Pegasus Satellite or the new Pegasus Satellite preferred stock other than as contained in this offering memorandum and, if given or made, such other representations should not be relied upon as having been authorized by Pegasus Satellite or the dealer manager.

     Each person receiving this offering memorandum represents that the person's investment decision is based solely on this offering memorandum and that the person is not relying on any other information it may have received from Pegasus Satellite, Pegasus Communications, the dealer manager or any other person.

     The dealer manager makes no representation or warranty, express or implied, as to the accuracy or completeness of the information provided or incorporated by reference in this offering memorandum, and nothing contained or incorporated by reference in this offering memorandum is, or will be relied on as a promise or representation, whether as to the past or the future. The dealer manager has not independently verified the information contained in this offering memorandum and assumes no responsibility for its accuracy or completeness.

     The new Pegasus Satellite preferred stock has not been registered with, recommended by or approved by the SEC or any other federal or state securities commission or regulatory authority, nor have any of the foregoing authorities reviewed, passed upon or endorsed the merits of this private offering or the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense.

     None of Pegasus Satellite, the dealer manager or any of their respective representatives is making any representation to any holder of Pegasus Communications preferred stock exchanging its preferred stock for the new Pegasus Satellite preferred stock offered by this offering memorandum regarding the legality of any investment by that person under appropriate investment or similar laws. The contents of this offering memorandum are not to be construed as legal, business or tax advice. Each investor should consult with its own advisors as to legal, tax, business, financial and related aspects of an exchange of Pegasus Communications preferred stock for the new Pegasus Satellite preferred stock.

     The logo appearing on the front and back covers of this offering memorandum is a trademark of Pegasus Communications Corporation.

                               TABLE OF CONTENTS



                                                                          Page
                                                                         -----
WHERE YOU CAN FIND MORE INFORMATION ..................................     iv
OFFERING MEMORANDUM SUMMARY ..........................................      1
SUMMARY OF SECURITIES OFFERED ........................................      7
SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA FOR
 PEGASUS SATELLITE AND PEGASUS COMMUNICATIONS ........................     10
RISK FACTORS .........................................................     14
RECENT DEVELOPMENTS ..................................................     23
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS ...........     27
USE OF PROCEEDS ......................................................     27
CAPITALIZATION OF PEGASUS SATELLITE ..................................     28
CAPITALIZATION OF PEGASUS COMMUNICATIONS .............................     29
SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA FOR
 PEGASUS SATELLITE AND PEGASUS COMMUNICATIONS ........................     30
PROPOSED HOLDING COMPANY REORGANIZATION ..............................     35
THE EXCHANGE OFFER AND CONSENT SOLICITATION ..........................     40
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS ............................     49
PROPOSED AMENDMENTS TO THE PEGASUS COMMUNICATIONS PREFERRED STOCK
 CERTIFICATE OF DESIGNATION AND EXCHANGE NOTES INDENTURE .............     50
DESCRIPTION OF NEW PEGASUS SATELLITE PREFERRED STOCK AND EXCHANGE
 NOTES ...............................................................     54
DESCRIPTION OF CERTAIN INDEBTEDNESS ..................................    103
DESCRIPTION OF CAPITAL STOCK .........................................    114
MARKET PRICES OF THE PEGASUS COMMUNICATIONS PREFERRED STOCK ..........    117
NOTICE TO INVESTORS ..................................................    118
LEGAL MATTERS ........................................................    121
INDEPENDENT ACCOUNTANTS ..............................................    121


ANNEX A     --     UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                   INFORMATION
ANNEX B     --     FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999
ANNEX C     --     FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000
ANNEX D     --     GOLDEN SKY HOLDINGS, INC. FINANCIAL STATEMENTS
ANNEX E     --     GOLDEN SKY DBS, INC. 10-Q FOR THE QUARTER ENDED
                   MARCH 31, 2000
ANNEX F     --     FORM 8-K DATED MAY 5, 2000
ANNEX G     --     FORM 8-K DATED SEPTEMBER 15, 2000
ANNEX H     --     FORM 8-K DATED NOVEMBER 9, 2000

                      WHERE YOU CAN FIND MORE INFORMATION


     Pegasus Satellite (under its present name, Pegasus Communications Corporation) files annual, quarterly and current reports, as well as proxy statements and other information with the SEC. You may read and copy any of the documents it files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549 or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like Pegasus Communications that file electronically with the SEC. Pegasus Communications' Class A common stock is quoted on the Nasdaq National Market and reports and other information about Pegasus Communications may be inspected at the Nasdaq National Market at 1735 K Street, NW, Washington, DC 20007-1500.

     We have agreed that, whether or not we are required to do so by SEC rules and regulations, for so long as any shares of Series A cumulative exchangeable preferred stock remain outstanding, we will furnish to the holders of Series A cumulative exchangeable preferred stock and file with the SEC (unless the SEC will not accept such a filing) (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a report on the annual financial information by Pegasus Communications' certified independent accountants, and (2) all reports that would be required to be filed with the SEC on Form 8-K if we were required to file those reports. In addition, for so long as any shares of Series A cumulative exchangeable preferred stock remain outstanding, we have agreed to make available to any prospective purchaser or beneficial owner of any shares of Series A cumulative exchangeable preferred stock in connection with any sale of the preferred stock the information required by Rule 144A(d)(4) under the Securities Act.

     We are incorporating by reference the following documents that Pegasus Satellite (under its present name, Pegasus Communications Corporation) or its subsidiaries have filed with the SEC:

   o Annual Report on Form 10-K filed with the SEC on March 10, 2000 for the fiscal year ended December 31, 1999;

   o Quarterly Report on Form 10-Q filed with the SEC on November 14, 2000 for the nine-month period ended September 30, 2000;

   o Current Reports on Form 8-K filed with the SEC on May 19, 2000, dated May 5, 2000, filed with the SEC on September 29, 2000, dated September 15, 2000, filed with the SEC on November 13, 2000, dated November 9, 2000 and filed with the SEC on December 5, 2000, dated December 4, 2000;

   o The section entitled "Golden Sky Holdings, Inc." beginning on page F-26 of the proxy statement/prospectus contained in our Registration Statement on Form S-4 (File No. 333-31080) filed with the SEC on February 25, 2000;

   o Quarterly Report on Form 10-Q filed with the SEC by Golden Sky DBS, Inc. on May 15, 2000 for the quarter ended March 31, 2000; and

   o The description of Class A common stock contained in the registration statement on Form 8-A (File No. 000-21389) filed with the SEC on September 18, 1996, including any amendments or reports filed for the purpose of updating the description.

     Copies of Pegasus Communications' and Pegasus Satellite's pro forma consolidated financial information are attached as Annex A; Pegasus Communications' Form 10-K and 10-Q are attached as Annexes B and C, respectively; the Golden Sky Holdings, Inc. financial statements are attached as Annex D; Golden Sky DBS, Inc.'s 10-Q is attached as Annex E; and Pegasus Communications' Form 8-Ks dated May 5, 2000, September 15, 2000 and November 9, 2000 are attached as Annexes F, G and H, respectively.

     Any statement in a document incorporated by reference into this offering memorandum will be deemed to be modified or superseded for purposes of this offering memorandum to the extent that a statement contained in (1) this offering memorandum or (2) any other document subsequently filed with the SEC that is incorporated by reference into this offering memorandum, modifies or supersedes the statement. This incorporation by reference will not be deemed specifically to incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K under the Securities Act.

     You should rely only on the information provided in this offering memorandum or incorporated by reference. Pegasus Satellite has not authorized anyone to provide you with different information. You should not assume that the information in this offering memorandum is accurate as of any date other than the date on the cover page of this offering memorandum. Pegasus Satellite is not making this offer of securities in any state or country in which the offer or sale is not permitted.

     You may request a copy of any or all of the documents referred to above, other than exhibits to the documents that are not specifically incorporated by reference in the documents. You should direct written or telephone requests to Pegasus Satellite Communications, Inc. c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, Pennsylvania 19004,
Attention: Vice President, Corporate Communications.

                          OFFERING MEMORANDUM SUMMARY

     This summary highlights information contained elsewhere in this offering memorandum. This summary is not complete and may not contain all of the information that you should consider before deciding to exchange your Pegasus Communications preferred stock for new Pegasus Satellite preferred stock. We urge you to read the entire offering memorandum carefully, including the Risk Factors section and the SEC filings and financial statements that we have included as annexes.

     Our historical financial and other data are presented below on a consolidated basis. When we describe the size of our business in this summary -- for example, the number of households and how many subscribers we have -- unless otherwise noted, we are assuming that we will complete the pending acquisitions described in the Recent Developments section. We cannot assure you that we will complete the pending acquisitions according to the terms described, if at all.


                               Pegasus Satellite

   Pegasus Satellite Communications, Inc. is:

   o The largest independent distributor of DIRECTV(R) with 1.3 million subscribers at September 30, 2000. We have the exclusive right to distribute DIRECTV digital broadcast satellite services to approximately
     7.5 million rural households in 41 states. We distribute DIRECTV through the Pegasus retail network, a network in excess of 3,000 independent retailers.

   o The owner or programmer of ten TV stations affiliated with either Fox, UPN or the WB.

   o One of the fastest growing media companies in the United States. We have increased our combined direct broadcast satellite and broadcast television revenues at a compound growth rate of 78% per annum from 1994 through 1999.

     We were incorporated in Delaware in May 1996. Our principal executive office is c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, Pennsylvania 19004. Our telephone number is (888) 438-7488.

                  The Exchange Offer And Consent Solicitation


Holding company
 reorganization..........   We have decided to reorganize our corporate
                            structure. The details of the reorganization and the reasons for it are described more fully in the section called Proposed Holding Company
                            Reorganization, but the main effects of the reorganization will be:

                            o To make the existing public company (in which you
                              now hold your Series A preferred stock) a subsidiary of a new publicly-held holding company;

                            o To provide us with increased flexibility to
                              pursue new activities and initiatives through other subsidiaries of the new holding company rather than through the existing company; and

                            o To transfer certain assets from the existing
                              company to the new holding company, together with approximately $1.5 million in cash, and to allow us to transfer additional assets and cash more easily in the future.

                            The principal assets to be transferred to the new holding company are the intellectual property rights we acquired from Personalized Media Communications L.L.C. in January 2000 and certain pending applications filed with the FCC for satellite licenses. The existing company will retain its DIRECTV direct broadcast satellite business and its broadcast television business, as well as the assets associated with our broadband business and initiatives.

                            When the reorganization is effected, the existing public company will become a subsidiary of the new holding company and will be renamed "Pegasus Satellite Communications, Inc." The new publicly-held holding company will be named "Pegasus Communications Corporation." We use these new names, or shortened versions of them, in this offering memorandum to refer to these two corporations.

                            We reserve the right to cancel our planned holding company reorganization or to consummate it on terms other than those described in this offering memorandum.

Purpose of the
 exchange offer...........  In our current structure, the publicly-held parent company is subject to operating restrictions and other covenants, including restrictions on incurring debt and distributing assets. These arise both under our publicly-held debt securities and under our Series A preferred stock. In the reorganization, the publicly-held debt securities will remain with Pegasus Satellite when it becomes a subsidiary of Pegasus Communications, the new holding company. But because of the way in which we intend to effect the reorganization under Delaware law, the existing Series A preferred stock will automatically become preferred stock of the new holding company.

                            We are making this exchange offer so that holders of Series A preferred stock can retain securities of the same issuer that they now hold. In that way, Pegasus Satellite (the existing company) will remain subject to the same restrictions and covenants that now benefit the holders of Series A preferred stock, but Pegasus Communications, the new holding company, will not be subject to these restrictions. Series A holders who accept the exchange offer will continue their investment in the same company and will not become further "structurally subordinated" (beyond the subordination inherent in holding preferred stock rather than a debt security) by becoming investors in the new holding company. They will also be insulated to an extent from adverse developments that could arise in the businesses to be conducted by the new holding company, which are as yet unproven. Conversely, they will have no recourse to any of the assets held outside of Pegasus Satellite and its subsidiaries to satisfy the claims arising from the new Pegasus Satellite preferred stock.

                            We may terminate the exchange offer and consent solicitation in our sole discretion.

Purpose of the consent
 solicitation............   We are also seeking consents to the proposed
                            amendments to the Pegasus Communications preferred stock certificate of designation in the consent solicitation. The primary purpose of the proposed amendments is to eliminate substantially all of the restrictive covenants in the Pegasus Communications preferred stock certificate of designation. See
                            Proposed Amendments to the Pegasus Communications
                            Preferred Stock Certificate of Designation and
                            Exchange Notes Indenture. The proposed amendments will become effective if adopted by the holders of a majority of the outstanding shares of Pegasus
                            Communications preferred stock, but will not become operative until consummation of the exchange offer.

                            Series A Preferred Stock
Pegasus Communications
 preferred stock.........   As of the exchange offer expiration date, Pegasus
                            Communications will have approximately $162.6 million in liquidation preference of its registered
                            12 3/4% Series A Cumulative Exchangeable Preferred
                            Stock issued and outstanding. The Pegasus
                            Communications preferred stock is registered and is therefore not subject to restrictions on transfer.

The new Pegasus Satellite
 preferred stock.........   We are offering up to approximately $162.6 million
                            in liquidation preference of Pegasus Satellite's
                            12 3/4% Series A Cumulative Exchangeable Preferred
                            Stock through this offering memorandum. We have not registered the new Pegasus Satellite preferred stock under the Securities Act, and it will be subject to restrictions on transfer. However, we will agree to file a registration statement with respect to the new Pegasus Satellite preferred stock and the new
                            Pegasus Satellite exchange notes. See Description of
                            New Pegasus Satellite Preferred Stock and Exchange
                            Notes -- Registration Rights; Liquidated Damages.

The exchange offer.......   We are offering to exchange $1,000 in liquidation
                            preference of new Pegasus Satellite preferred stock
                            in return for each $1,000 in liquidation preference
                            of Pegasus Communications preferred stock
                            tendered for exchange. We will issue the new
                            Pegasus Satellite preferred stock in fractional
                            shares, as necessary. The exchange offer is subject
                            to the conditions discussed below.
The consent
 solicitation.............  Concurrently with the exchange offer, Pegasus
                            Satellite is soliciting consents from holders of Pegasus Communications preferred stock with respect to proposed amendments to the Pegasus Communications preferred stock certificate of designation and exchange notes indenture. The proposed amendments would eliminate substantially all of the restrictive covenants in the certificate of designation. Holders cannot tender Pegasus Communications preferred stock in the exchange offer unless they also consent to the proposed amendments. The proposed amendments will become effective upon amendment of the certificate of designation, but will become operative only upon consummation of the exchange offer.

Requisite consents.......   Consents from holders of a majority of the
                            outstanding shares of Pegasus Communications preferred stock are required to approve the amendments to the Pegasus Communications preferred stock certificate of designation.

Consent expiration date...  The consent expiration date is January 18, 2001, at 5:00 p.m., New York City time, if on that date
                            Pegasus Satellite has the requisite consents to the
                            proposed amendments, or such later date as Pegasus
                            Satellite first receives the requisite consents and
                            the holding company reorganization is completed.
                            Pegasus Communications will amend the certificate of
                            designation promptly after the consent expiration
                            date.
Exchange offer
 expiration date.........   The exchange offer expiration date is 5:00 p.m.,
                            New York City time, on January 18, 2001, unless we extend the exchange offer.

Settlement date..........   The settlement date will be the third business day
                            following the exchange offer expiration date, or as soon as practicable after that day.

Accumulated dividends....   If we accept your Pegasus Communications preferred
                            stock for exchange, your new Pegasus Satellite
                            preferred stock will include accumulated and unpaid
                            dividends on the Pegasus Communications preferred
                            stock up to, but not including, the settlement date,
                            and will continue to accumulate dividends from the
                            date of issuance of the new Pegasus Satellite
                            preferred stock. We will not pay any accumulated and
                            unpaid dividends on the Pegasus Communications
                            preferred stock on the settlement date of the
                            exchange offer. The new Pegasus Satellite preferred
                            stock will accumulate dividends from and including
                            the date of issuance of the new Pegasus Satellite
                            preferred stock.
Conditions of the exchange
 offer...................   Pegasus Satellite's obligation to accept validly
                            tendered Pegasus Communications preferred stock is conditioned, among other things, on:
                            o at least a majority of the outstanding shares of
                              Pegasus Communications preferred stock being validly tendered and not withdrawn before the exchange offer expiration date;

                            o receipt of the requisite consents; and

                            o completion of the holding company reorganization.

                            Pegasus Satellite may waive any conditions in its sole discretion.

Right to terminate.......   We can terminate the exchange offer in our sole
                            discretion. If we terminate the exchange offer, we
                            will return all tendered preferred stock, and the
                            proposed amendments to the Pegasus Communications
                            preferred stock certificate of designation will not
                            become operative.
Procedures for tendering and
 consenting..............   If you hold Pegasus Communications preferred stock
                            and you wish to accept this offer, you must complete a consent and letter of transmittal and deliver it to the exchange agent. You must follow the instructions contained in that letter and in this offering memorandum. For further information, call the exchange agent or the dealer manager at the phone numbers listed on the back of this offering memorandum or consult your broker, dealer, commercial bank or trust company for assistance. A beneficial owner whose preferred stock is held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if the beneficial owner desires to tender preferred stock and to consent to the proposed amendments. The
                            Depository Trust Company participants may, in lieu of physically completing and signing the letter of transmittal, transmit their acceptance to The
                            Depository Trust Company through the Automated
                            Tender Offer Program.

Withdrawal rights........   Tenders of Pegasus Communications preferred stock
                            may be withdrawn and consents may be revoked at any
                            time before 5:00 p.m., New York City time, on the
                            consent expiration date by following the procedures
                            described in this offering memorandum. A valid
                            withdrawal of tendered preferred stock before that
                            time will be deemed a revocation of the consent.
                            Tenders of preferred stock may not be withdrawn and
                            consents may not be revoked after 5:00 p.m., New
                            York City time, on the consent expiration date
                            except under limited circumstances. See The Exchange
                            Offer and Consent Solicitation -- Withdrawal of
                            Tenders and Revocation of Consents.
Guaranteed delivery
 procedures..............   If you wish to tender your shares of Pegasus
                            Communications preferred stock and you cannot deliver them, the consent and letter of transmittal or any other required documents before this offer expires, you must tender your Pegasus Communications preferred stock according to procedures we discuss below in The Exchange Offer and Consent Solicitation
                            -- Guaranteed Delivery Procedures. You can use these procedures only if you tender through an eligible institution as described in The Exchange Offer and Consent Solicitation -- Procedures for Tendering and
                            Consenting.

Delivery of new Pegasus Satellite
 preferred stock.........   Pegasus Satellite will accept all validly tendered
                            Pegasus Communications preferred stock, subject to the conditions described above, and deliver new
                            Pegasus Satellite preferred stock to the tendering holders on the settlement date.

No appraisal rights......   No appraisal rights are available to holders of
                            Pegasus Communications preferred stock in connection with the exchange offer.

Waivers; extension;
 amendments..............   Pegasus Satellite expressly reserves the right, in
                            its sole discretion, subject to applicable law, at any time or from time to time, to:

                            o waive any condition to the exchange offer and
                              consent solicitation and accept all Pegasus
                              Communications preferred stock previously tendered in the exchange offer and consent solicitation;

                            o extend the exchange offer expiration date and
                              consent solicitation and retain all preferred stock tendered in this exchange offer, subject, however, to the withdrawal rights of holders as described under The Exchange Offer and Consent Solicitation -- Withdrawal of Tenders and Revocation of Consents;

                            o amend the terms of the exchange offer and consent
                              solicitation; and

                            o terminate the exchange offer and consent
                              solicitation.

                            Any amendment to the exchange offer and consent solicitation will apply to all Pegasus Communications preferred stock tendered and consents delivered in the exchange offer and consent solicitation. See The Exchange Offer and Consent Solicitation -- Expiration; Extensions; Amendments; Appraisal Rights.

Certain United States federal
 income tax consequences of
 the exchange offer......   We anticipate that your exchange of Pegasus
                            Communications preferred stock for the new Pegasus
                            Satellite preferred stock will not be a taxable event. We discuss certain federal income tax considerations relating to the exchange offer and consent solicitation in Certain Federal Income Tax
                            Considerations.

Dealer manager...........   CIBC World Markets Corp. is serving as dealer
                            manager and solicitation agent in connection with the exchange offer and consent solicitation.

Exchange agent...........   First Union National Bank is serving as the
                            exchange agent in connection with the exchange offer and consent solicitation.

                         SUMMARY OF SECURITIES OFFERED

     The terms of the new Pegasus Satellite preferred stock and exchange notes, if issued, will be substantially the same as the terms of the Pegasus Communications preferred stock and exchange notes. The following is a summary of certain terms of these securities. The terms of both series of preferred stock are contained in the respective certificates of designation. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, Pegasus Satellite's certificate of incorporation, the new Pegasus Satellite preferred stock certificate of designation and the Pegasus Satellite exchange note indenture, and Pegasus Communications' amended and restated certificate of incorporation, the Pegasus Communications preferred stock certificate of designation and the Pegasus Communications exchange note indenture. For more information, please see Description of New Pegasus Satellite Preferred Stock and Exchange Notes and Description of Certain Indebtedness and consult the documents described above, which we will provide to you upon request free of charge. You may obtain copies of these documents by contacting us at the following address:


                    Pegasus Satellite Communications, Inc.
                 c/o Pegasus Communications Management Company
                        225 City Line Avenue, Suite 200
                        Bala Cynwyd, Pennsylvania 19004
             Attention: Vice President -- Corporate Communications
                           Telephone: (888) 438-7488


                     New Pegasus Satellite Preferred Stock

New Pegasus Satellite preferred
 stock offered...........   We are offering approximately 162,588 shares of
                            12 3/4% Series A cumulative exchangeable preferred stock with a liquidation preference of $1,000 per share.

Dividends................   The holders of shares of the new Pegasus Satellite
                            preferred stock are entitled to receive, as dividends are declared by the board of directors out of legally available funds, cumulative preferential dividends from January 1, 2001 (the last date on which dividends are anticipated to be paid on the existing preferred stock), accruing at the rate per share of 12 3/4% per annum, payable semi-annually in arrears on January 1 and July 1 of each year.
                            Accumulated unpaid dividends bear interest at a per annum rate 200 basis points in excess of the annual dividend rate on the new Pegasus Satellite preferred stock. Dividends are payable in cash, except that on or before January 1, 2002, dividends may be paid, at our option, by the issuance of additional shares of new Pegasus Satellite preferred stock having an aggregate liquidation preference equal to the amount of the dividends.

Optional redemption......   We do not have the option to redeem the new
                            Pegasus Satellite preferred stock until after January 1, 2002. We may redeem the new Pegasus
                            Satellite preferred stock after that date, starting at 106.375% of the liquidation preference during the 12-month period beginning January 1, 2002 and declining annually to 100.000% of the liquidation preference on January 1, 2005 and thereafter.

Mandatory redemption.....   On January 1, 2007, we must redeem, subject to the
                            legal availability of funds, all outstanding shares of new Pegasus Satellite preferred stock at a price in cash equal to the liquidation preference, plus accrued and unpaid dividends, if any, to the date of redemption.

Mandatory offer
 to purchase..............  Upon a change of control of Pegasus Satellite, each holder of shares of new Pegasus Satellite preferred stock will have the right to require us to repurchase all or any part of that holder's preferred stock at an offer price in cash equal to 101% of the aggregate liquidation preference of the preferred stock the holder wishes to sell, plus accrued and unpaid dividends, if any, to the date of purchase. Generally, a change of control means the occurrence of any of the following:

                            o the sale of all or substantially all of our
                              assets to any person other than Marshall W. Pagon or his related parties as described in the certificate of designation;

                            o the adoption of a plan relating to the
                              liquidation or dissolution of Pegasus Satellite;

                            o the consummation of any transaction in which a
                              person becomes a beneficial owner of more of the voting power of all of Pegasus Satellite's voting stock (measured by voting power and not number of shares), than is beneficially owned at that time by Mr. Pagon and his related parties;

                            o the consummation of any transaction in which Mr.
                              Pagon and his related parties cease to have at least 30% of the combined voting power of all of Pegasus Satellite's voting stock or Mr. Pagon and his affiliates acquire beneficial ownership of more than 66 2/3% of Pegasus Satellite's Class A common stock; or

                            o the first day on which a majority of the members
                              of Pegasus Satellite's board of directors are not continuing directors -- essentially, directors elected or recommended by the current board of directors or their designated replacements.
Basic covenants of the
 certificate
 of designation..........   The certificate of designation will contain a
                            number of covenants restricting our operations and those of our subsidiaries. For example, the covenants limit Pegasus Satellite's ability to issue capital stock ranking on parity with or senior to the new Pegasus Satellite preferred stock, and the ability of Pegasus Satellite and its subsidiaries to incur additional indebtedness, pay dividends or make distributions, make certain investments, issue subsidiary stock, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

                     New Pegasus Satellite Exchange Notes

New Pegasus Satellite exchange
 notes offered...........   We are offering 12 3/4% senior subordinated
                            exchange notes due 2007 issuable in exchange for the new Pegasus Satellite preferred stock in an aggregate principal amount equal to the liquidation preference of the new Pegasus Satellite preferred stock so exchanged. There are currently no Pegasus
                            Communications 12 3/4% senior subordinated exchange notes outstanding.

Maturity date............   The exchange notes, if issued, mature on January
                            1, 2007.

Interest rate............   The exchange notes, if issued, will bear interest
                            at a rate of 12 3/4% per annum. Interest may be paid at our option on any interest payment date occurring on or before January 1, 2002 either in cash or in additional exchange notes. Interest will accrue from the date of issuance or from the most recent interest payment date for which interest has been paid or provided.

Interest payment dates...   Interest on the exchange notes, if issued, will
                            accrue from the exchange date and will be payable on each January 1 and July 1, commencing with the first such date after the exchange date. Interest is payable in cash, except that on or before January 1, 2002, interest may be paid, at our option, by the issuance of additional exchange notes having a principal amount equal to the amount of the interest payable.

Ranking..................   The exchange notes, if issued, will be unsecured,
                            senior subordinated obligations of Pegasus Satellite that will be subordinated to all of Pegasus
                            Satellite's existing and future senior debt. The exchange notes will rank senior in right of payment to all of Pegasus Satellite's subordinated indebtedness. The exchange notes effectively will be subordinated to all indebtedness of Pegasus
                            Satellite's subsidiaries. See Risk Factors -- Risk of Investing in the New Pegasus Satellite Preferred
                            Stock and Exchange Notes -- Your Right to Receive
                            Interest on the New Pegasus Satellite Exchange Notes is Junior to Our Existing and Future Indebtedness and to All Liabilities of Our Subsidiaries.

Optional redemption......   The exchange notes, if issued, will be redeemable,
                            at our option in whole or in part, at any time on or after January 1, 2002, at the redemption prices provided in this offering memorandum, plus accrued and unpaid interest to the date of redemption.

Mandatory offer
 to purchase..............  Subject to certain exceptions, if we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the exchange notes.

Certain covenants........   If we issue the exchange notes, we will do so
                            under an indenture. The indenture will restrict our ability and the ability of our subsidiaries to:

                            o incur indebtedness and create liens;

                            o make certain payments, including dividends;

                            o engage in certain transactions with affiliates;
                              and

                            o merge or consolidate.

         SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
               FOR PEGASUS SATELLITE AND PEGASUS COMMUNICATIONS


     The following table shows summary historical and pro forma consolidated financial data for Pegasus Satellite and Pegasus Communications. This information should be read in conjunction with the financial statements and the notes to the financial statements, as well as Selected Historical and Pro Forma Consolidated Financial Data, for Pegasus Satellite and Pegasus Communications, included elsewhere in this offering memorandum. You should also read the paragraphs that follow this table for more detail.

                                                             Pegasus Communications Corporation
                                           -----------------------------------------------------------------------
                                                                  Years Ended December 31,
                                           -----------------------------------------------------------------------
                                               1995         1996           1997           1998           1999
                                           -----------  ------------  -------------  -------------  --------------
                                                                       (In thousands)
Statement of Operating Data:
Net revenues:
 DBS ....................................   $   1,469    $    5,829    $    38,254    $  147,142      $  286,353
 Broadcast ..............................      20,073        28,604         31,876        34,311          36,415
                                            ---------    ----------    -----------    ----------      ----------
  Total net revenues ....................      21,542        34,433         70,130       181,453         322,768
Operating expenses:
 DBS
  Programming, technical and general
    and administrative ..................       1,379         4,312         26,042       102,419         201,158
  Marketing and selling .................          --           646          5,973        45,706         117,774
  Incentive compensation ................           9           146            795         1,159           1,592
  Depreciation and amortization .........         640         1,786         17,042        59,077          82,744
 Broadcast
  Programming, technical and general
    and administrative ..................      10,181        13,903         15,672        18,056          22,812
  Marketing and selling .................       3,789         4,851          5,704         5,993           6,304
  Incentive compensation ................         415           691            298           177              57
  Depreciation and amortization .........       2,934         4,041          3,754         4,557           5,144
 Corporate and other expenses ...........       1,871         2,556          4,239         7,128          11,089
                                            ---------    ----------    -----------    ----------      ----------
 Income (loss) from operations before
  income taxes ..........................   $     324    $    1,501    $    (9,389)   $  (62,819)     $ (125,906)
                                            =========    ==========    ===========    ==========      ==========
Other Data:
Pre-marketing cash flow from continuing
 operations:
 DBS ....................................   $      90    $    1,517    $    12,212    $   44,723      $   85,195
 Broadcast ..............................       6,103         9,850         10,500        10,262           7,299
                                            ---------    ----------    -----------    ----------      ----------
  Total pre-marketing cash flow from
    continuing operations ...............   $   6,193    $   11,367    $    22,712    $   54,985      $   92,494
                                            =========    ==========    ===========    ==========      ==========
Location cash flow from continuing
 operations .............................   $   6,193    $   10,721    $    16,739    $    9,279      $  (25,280)
Operating cash flow from continuing
 operations .............................       4,829         9,292         14,483         5,665         (31,255)
Capital expenditures ....................       2,640         6,294          9,929        12,400          14,784
Net cash provided by (used for):
 Operating activities ...................       5,783         3,059          8,478       (21,962)        (88,879)
 Investing activities ...................      (6,047)      (81,179)      (142,109)     (101,373)       (133,981)
 Financing activities ...................      10,859        74,727        169,098       133,791         208,808




                                                  Pegasus               Pegasus Satellite
                                               Communications           Communications, Inc.
                                                Corporation                  Pro Forma
                                            -------------------- ------------------------------------
                                                                   Year Ended
                                             Nine Months Ended    December 31,     Nine Months Ended
                                            September 30, 2000        1999        September 30, 2000
                                           --------------------  --------------  --------------------
                                                                  (In thousands)
Statement of Operating Data:
Net revenues:
 DBS ....................................       $  389,851         $  426,926         $  447,912
 Broadcast ..............................           26,128             36,415             26,213
                                                ----------         ----------         ----------
  Total net revenues ....................          415,979            463,341            474,125
Operating expenses:
 DBS
  Programming, technical and general
    and administrative ..................          272,925            324,507            319,419
  Marketing and selling .................          111,646            182,707            121,211
  Incentive compensation ................            1,835              2,374              1,983
  Depreciation and amortization .........          141,696            244,402            195,957
 Broadcast
  Programming, technical and general
    and administrative ..................           18,253             22,812             18,253
  Marketing and selling .................            5,523              6,304              5,523
  Incentive compensation ................              204                 57                204
  Depreciation and amortization .........            3,860              5,144              3,860
 Corporate and other expenses ...........           12,895             11,089             14,411
                                                ----------         ----------         ----------
 Income (loss) from operations before
  income taxes ..........................       $ (152,858)        $ (336,055)        $ (206,696)
                                                ==========         ==========         ==========
Other Data:
Pre-marketing cash flow from continuing
 operations:
 DBS ....................................       $  116,926         $  102,419         $  128,493
 Broadcast ..............................            2,352              7,299              2,437
                                                ----------         ----------         ----------
  Total pre-marketing cash flow from
    continuing operations ...............       $  119,278         $  109,718         $  130,930
                                                ==========         ==========         ==========
Location cash flow from continuing
 operations .............................       $    7,632         $  (72,989)        $    9,719
Operating cash flow from continuing
 operations .............................            1,591            (78,964)             1,729
Capital expenditures ....................           36,080             11,355             17,737
Net cash provided by (used for):
 Operating activities ...................          (65,250)
 Investing activities ...................          (15,032)
 Financing activities ...................          346,730

                                                 Pegasus Communications
                                                       Corporation
                                                        Pro Forma
                                           -----------------------------------
                                             Year Ended
                                            December 31,    Nine Months Ended
                                                1999        September 30, 2000
                                           --------------  -------------------
                                                     (In thousands)
Statement of Operating Data:
Net revenues:
 DBS ....................................    $  426,926        $  447,912
 Broadcast ..............................        36,415            26,213
                                             ----------        ----------
  Total net revenues ....................       463,341           474,125
Operating expenses:
 DBS
  Programming, technical and general
    and administrative ..................       324,507           319,419
  Marketing and selling .................       182,707           121,211
  Incentive compensation ................         2,374             1,983
  Depreciation and amortization .........       244,402           195,957
 Broadcast
  Programming, technical and general
    and administrative ..................        22,812            18,253
  Marketing and selling .................         6,304             5,523
  Incentive compensation ................            57               204
  Depreciation and amortization .........         5,144             3,860
 Corporate and other expenses ...........        11,089            14,586
                                             ----------        ----------
 Income (loss) from operations before
  income taxes ..........................    $ (336,055)       $ (206,871)
                                             ==========        ==========
Other Data:
Pre-marketing cash flow from continuing
 operations:
 DBS ....................................    $  102,419        $  128,493
 Broadcast ..............................         7,299             2,437
                                             ----------        ----------
  Total pre-marketing cash flow from
    continuing operations ...............    $  109,718        $  130,930
                                             ==========        ==========
Location cash flow from continuing
 operations .............................    $  (72,989)       $    9,719
Operating cash flow from continuing
 operations .............................       (78,964)            3,678
Capital expenditures ....................        12,839            32,493
Net cash provided by (used for):
 Operating activities ...................
 Investing activities ...................
 Financing activities ...................


                                       10

                                                             Pegasus Communications Corporation
                                     -----------------------------------------------------------------------------------
                                                          As of December 31,
                                     -------------------------------------------------------------
                                                                                                            As of
                                        1995         1996        1997        1998         1999       September 30, 2000
                                     ----------  -----------  ----------  ----------  ------------  --------------------
                                                                       (In thousands)
Balance Sheet Data:
Cash and cash equivalents .........   $21,856     $   8,582    $ 45,269    $ 75,985    $   42,832        $   314,858
Working capital (deficiency) ......    17,566         6,430      32,347      37,889        (4,936)           203,586
Total assets ......................    95,770       173,680     380,862     886,310       945,332          2,930,015
Total debt (including current
 portion) .........................    82,896       115,575     208,355     559,029       684,414          1,128,915
Total liabilities .................    95,521       133,354     239,234     699,144       862,725          1,921,680
Redeemable preferred stock ........        --            --     111,264     126,028       142,734            195,853
Convertible preferred stock .......        --            --          --          --            --            300,000
Minority interest .................        --            --       3,000       3,000         3,000                877
Total common equity (deficit) .....       249        40,326      27,364      58,138       (63,127)           811,605

                                        Pegasus Satellite     Pegasus Communications
                                      Communications, Inc.          Corporation
                                            Pro Forma                Pro Forma
                                              As of                    As of
                                       September 30, 2000       September 30, 2000
                                     ----------------------  ------------------------
                                                      (In thousands)
Balance Sheet Data:
Cash and cash equivalents .........        $   312,708              $   314,208
Working capital (deficiency) ......            201,611                  202,936
Total assets ......................          2,810,660                2,929,365
Total debt (including current
 portion) .........................          1,128,915                1,128,915
Total liabilities .................          1,921,505                1,921,680
Redeemable preferred stock ........            162,588                   39,087
Convertible preferred stock .......                 --                  300,000
Minority interest .................                877                  163,465
Total common equity (deficit) .....            725,690                  505,133

     The historical information for Pegasus Communications is presented for comparative purposes, because it is the predecessor to both Pegasus Satellite and the new parent holding company to be named Pegasus Communications. Historical information for the year ended December 31, 1999 and for the nine months ended and at September 30, 2000 is the basis upon which the pro forma information for these periods is derived. The historical financial information for the years ended and at December 31, 1995, 1996, 1997, 1998 and 1999 have been derived from audited consolidated financial statements previously filed with the SEC. The historical financial information for the nine months ended and at September 30, 2000 have been derived from unaudited financial statements previously filed with the SEC. This unaudited information, in our opinion, contains all adjustments necessary for a fair presentation of the information. The financial information for the nine months ended and at September 30, 2000 should not be regarded as indicative of the results that may be expected for the entire year.

     The statement of operating data and other data present net revenues and operating expenses from our continuing operations exclusive of income taxes, interest expense and income, other non-operating expenses and equity in affiliates. The historical and pro forma statement of operating data and pro forma other data for all periods presented exclude discontinued operations associated with our cable segment that we sold in September 2000. Pro forma statement of operating data and other data exclude estimated recurring expenses to be incurred within the next 12 months for the exchange offer, reorganization and associated recapitalization following the completion of these transactions of $650,000.

     Pro forma statement of operating data and other data for the year ended December 31, 1999 for Pegasus Satellite and Pegasus Communications include the effects of our acquisition in May 2000 of Golden Sky and the new credit facility of our Pegasus Media & Communications subsidiary entered into in January 2000 as if each had occurred at the beginning of the period. Pro forma statement of operating data and other data for the year ended December 31, 1999 for Pegasus Satellite exclude amounts associated with intellectual property assets, related liabilities and other assets and cash that are expected to be distributed by Pegasus Satellite to Pegasus Communications in the corporate reorganization. Pro forma statement of operating data and other data for the year ended December 31, 1999 for Pegasus Communications include the effects of four preferred stock offerings made in the first quarter of 2000 as if they had occurred at the beginning of the period.

     Pro forma statement of operating data and other data for the nine months ended September 30, 2000 for Pegasus Satellite and Pegasus Communications include the effects of our acquisition of Golden Sky as if the acquisition had occurred at the beginning of the period. Pro forma statement of operating data and other data for the nine months ended September 30, 2000 for Pegasus Satellite exclude amounts associated with intellectual property assets, related liabilities and other assets and cash that are expected to be distributed by Pegasus Satellite to Pegasus Communications in the reorganization and preferred dividends associated with the four preferred stock offerings. The dividends for these offerings are excluded because the related preferred stock is assumed not to be outstanding for Pegasus Satellite due to the recapitalization that Pegasus Satellite will undergo in connection with the reorganization.

     Pro forma balance sheet data as of September 30, 2000 for Pegasus Satellite and Pegasus Communications reflect the effects of the exchange offer. Pro forma balance sheet data as of September 30, 2000 for Pegasus Satellite exclude amounts outstanding at that date associated with intellectual property assets, related liabilities and other assets and cash of Pegasus Satellite expected to be distributed by Pegasus Satellite to Pegasus Communications in the reorganization. It includes the effects of the recapitalization that Pegasus Satellite will undergo in the reorganization and assumes that the exchange offer was completed on that date. Pro forma balance sheet data as of September 30, 2000 for Pegasus Communications also assumes that the exchange offer occurred on that date and reflects the new Series A preferred stock of Pegasus Satellite assumed to be outstanding at that date as a minority interest in Pegasus Communications.

     We use the terms pre-marketing cash flow and location cash flow in the financial data presented above. Pre-marketing cash flow of the DBS business is calculated by taking the DBS revenues and deducting from them their related programming, technical, general and administrative expenses. Location cash flow of the DBS business is its pre-marketing cash flow less DBS marketing and selling expenses. The DBS marketing and selling expenses are also known as subscriber acquisition costs. Subscriber acquisition costs are sales and marketing expenses incurred and promotional programming provided in connection with the addition of new DBS subscribers. Location cash flow for the broadcast television business is calculated by taking the broadcast revenues and deducting from them their related programming, technical, general and administrative and marketing and selling expenses.

     Pre-marketing cash and location cash flows are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing and location cash flows also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures or to react to changes in our industry or the economy generally. We believe that pre-marketing and location cash flows are important for the following reasons:

   o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

   o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

We refer you to the pro forma consolidated financial information included elsewhere in this offering memorandum.

                                 RISK FACTORS

     You should consider carefully the risks described below before you decide to exchange your Pegasus Communications preferred stock for new Pegasus Satellite preferred stock. The risks described below could materially and adversely affect our financial condition and results of operation and impair our ability to pay dividends on the new Pegasus Satellite preferred stock, and you might lose all or part of your investment as a result. You should also consider the more detailed information contained elsewhere in this offering memorandum together with the information in the annexes to this offering memorandum.


Risk of Investing in the New Pegasus Satellite Preferred Stock and Exchange
Notes

     Absence of a Public Market for the New Pegasus Satellite Preferred Stock

     The new Pegasus Satellite preferred stock is a new security for which there currently is no market. We do not intend to apply for listing of the new Pegasus Satellite preferred stock on any securities exchange or for inclusion in any automated quotation system. However, we expect that the new Pegasus Satellite preferred stock will be eligible for trading in the PORTAL market of the National Association of Securities Dealers, Inc. Accordingly, we cannot assure you as to the development or liquidity of any market for the new Pegasus Satellite preferred stock. If a market for the new Pegasus Satellite preferred stock were to develop, it could trade at prices that may fluctuate depending upon many factors, including our operating results, the markets for similar securities and other factors beyond our control, including general economic and market conditions. Historically and recently, the market for preferred stock has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new Pegasus Satellite preferred stock. We cannot assure you that, if a market for the new Pegasus Satellite preferred stock were to develop, the market would not be subject to similar disruptions.

     The new Pegasus Satellite preferred stock has not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. See Notice to Investors. Under the registration rights agreements, we will agree to use our best efforts to file a registration statement relating to an exchange offer involving a new series of Pegasus Satellite preferred stock to be offered in exchange for the new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes or, instead, to file and use our reasonable best efforts to cause to become effective a shelf registration statement registering the new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes, in each case within the time periods described under the caption Description of New Pegasus Satellite Preferred Stock and Exchange Notes -- Registration Rights; Liquidated Damages. However, the SEC has broad discretion to determine whether any registration statement will be declared effective and may delay or deny the effectiveness of any registration statement filed by us for a variety of reasons. We cannot assure you that we will be able to file and cause to become effective the registration statements within the required time periods provided in the registration rights agreement, or at all. If the SEC fails to declare our registration statement effective, the liquidity and price of the new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes, if issued, could be adversely affected and we could become liable for liquidated damages under the registration rights agreement.

     Our Substantial Indebtedness Could Adversely Affect Your New Investment

     Pegasus Satellite has now and, after the exchange offer, will continue to have a significant amount of indebtedness. Our substantial indebtedness could have important consequences to you. For example, it could:

     o make it more difficult for us to satisfy our obligations under these securities;

     o increase our vulnerability to generally adverse economic and industry conditions;

     o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other activities;

     o limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

     o place us at a competitive disadvantage compared to our competitors that have less debt.

     The following table shows certain important information about Pegasus Satellite and is presented with the assumption that we have consummated the exchange offer and the holding company reorganization.


                                                        Pro Forma
                                                    September 30, 2000
                                                 -----------------------
                                                  (dollars in thousands)
          Total debt ..........................        $ 1,128,915
          Common stockholder's equity .........        $   725,690
          Debt to equity ratio ................                1.6x


     On the assumption that the holding company reorganization and the exchange offer had occurred at the beginning of each period, our earnings would have been inadequate to cover our combined fixed charges and preferred stock dividends by $210.8 million for the year ended December 31, 1999 and by $243.1 million for the nine months ended September 30, 2000. Earnings exclude estimated nonrecurring expenses to be incurred within the next 12 months for the exchange offer, reorganization and associated recapitalization following the completion of these transactions of $650,000. Neither total debt nor common stockholder's equity, as shown above, include the approximately $162.6 million in Series A preferred stock assumed to be outstanding after the exchange offer, $339.1 million, including accrued and unpaid dividends, in other outstanding preferred stock of Pegasus Communications, or an $877,000 minority interest in one of our subsidiaries. Also excluded from total debt is $74.0 million in outstanding letters of credit.

   We and Our Subsidiaries May Still Be Able to Incur Substantially More Debt, Which Could Exacerbate the Risks Described Above

     Pegasus Satellite and its subsidiaries may be able to incur substantial additional indebtedness in the future. If new debt is added to our current debt levels, the risks described above that we now face could intensify. The terms of the new Pegasus Satellite preferred stock do not fully prohibit us and our subsidiaries from doing so. At September 30, 2000, our credit facilities would have permitted our subsidiaries to borrow up to an additional $206.6 million, and all of those borrowings effectively would be senior to the new Pegasus Satellite preferred stock.

     We May Not Be Able to Generate Enough Cash to Service Our Debt

     Pegasus Satellite's ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures and other activities will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other conditions that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow to service our debt. In any event, the cash flow of the broadband, intellectual property and other subsidiaries of Pegasus Communications will not be available to service Pegasus Satellite's debt.

     Based on our current level of operations, we believe Pegasus Satellite's cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs for at least the next few years.

     Pegasus Satellite cannot assure you that:

   o our business will generate sufficient cash flow from operations; or

   o future borrowings will be available to us under our credit facilities in amounts sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs.

     We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facilities, on commercially reasonable terms or at all.

   We May Have Difficulty Obtaining Cash from Our Subsidiaries to Pay Cash Dividends and Interest and to Make Redemption Payments, Which Could Adversely Affect Your Investment

     Pegasus Satellite's only source for the cash we need to pay cash dividends and make redemption payments on the new Pegasus Satellite preferred stock and to pay interest on the exchange notes, if issued, and our other debt is the cash that our subsidiaries generate from their operations or their borrowings. The credit facility of one of our principal subsidiaries permits that subsidiary to distribute cash to Pegasus Satellite to pay cash dividends after January 1, 2002 on the new Pegasus Satellite preferred stock and to pay cash interest after January 1, 2002 on the exchange notes, if issued, and certain series of our senior debt, but not while the subsidiary is in default under that credit facility. If the subsidiary defaults under it, we may have no cash to pay cash dividends on the new Pegasus Satellite preferred stock or interest on the exchange notes, if issued.

   We Are Restricted from Paying Cash Dividends and from Redeeming New Pegasus Satellite Preferred Stock

     The terms of the new Pegasus Satellite preferred stock permit us to use cash to pay dividends and redeem the new Pegasus Satellite preferred stock. However, the terms of the instruments governing our indebtedness restrict our ability to pay cash dividends and to redeem the new Pegasus Satellite preferred stock. Our ability to pay cash dividends and redeem the new Pegasus Satellite preferred stock will depend on our meeting specified financial criteria. We cannot assure you that we will be able to meet these criteria. Even if the terms of the instruments governing our indebtedness allow us to pay cash dividends and to redeem the new Pegasus Satellite preferred stock, under Delaware law we can make such payments only from our "surplus" -- meaning the excess of our total assets over the sum of our liabilities plus the par value of our outstanding capital stock -- or net income. We cannot assure you that we will have any surplus or net income.

   If a Change of Control Occurs, We May Be Unable to Refinance Our Publicly Held Debt, Bank Debt and Preferred Stock

     If certain kinds of change of control events occur, Pegasus Satellite will be required to offer to repurchase all outstanding publicly held debt securities and the new Pegasus Satellite preferred stock in an amount of $941.6 million based on balances outstanding at September 30, 2000. Our bank debt of $327.0 million outstanding at September 30, 2000 would also come due on a change of control. If a change of control occurs, and we are unable to finance it, we would be in default. See Description of New Pegasus Satellite Preferred Stock and Exchange Notes -- Description of Series A Preferred Stock -- Change of Control.

   Your Right to Receive Liquidation and Dividend Payments on the New Pegasus Satellite Preferred Stock is Junior to Our Existing and Future Indebtedness and to All of the Liabilities of Our Subsidiaries

     Pegasus Satellite's obligations with respect to the new Pegasus Satellite preferred stock do not constitute indebtedness. With respect to liquidation and dividend payments, our obligations under these securities rank junior to all of our present and future indebtedness and other payment obligations and those of our subsidiaries and on parity with all future capital stock designated as on parity, and senior to all classes of common stock and any junior preferred stock. Further, the claims of creditors of our subsidiaries effectively will be senior to all payments, including liquidation and dividend payments, on the new Pegasus Satellite preferred stock. As of September 30, 2000, assuming we had consummated this exchange and the holding company reorganization, Pegasus Satellite had approximately $1.3 billion of indebtedness and other liabilities, all of which would have been senior in right of payment to the new Pegasus Satellite preferred stock. In the event of our bankruptcy, liquidation or reorganization, the assets of Pegasus Satellite and its subsidiaries will be available to pay obligations on the new Pegasus Satellite preferred stock only after all of the indebtedness and other liabilities have been paid; and there may not be sufficient assets remaining to pay amounts due on any or all of the new Pegasus Satellite preferred stock then outstanding and any preferred stock ranking on parity with the new Pegasus Satellite preferred stock. See Description of New Pegasus Satellite Preferred Stock and Exchange Notes -- Description of Series A Preferred Stock -- Ranking.

   Your Right to Receive Interest on the New Pegasus Satellite Exchange Notes Is Junior to Our Existing and Future Indebtedness and to All Liabilities of Our Subsidiaries.

     The new Pegasus Satellite exchange notes, if issued, will be unsecured, senior subordinated obligations of Pegasus Satellite. The exchange notes will be subordinated to all of our existing and future senior indebtedness and the liabilities of our subsidiaries and will not be guaranteed by any of our subsidiaries. In the event of our bankruptcy, liquidation or reorganization, the assets of Pegasus Satellite and its subsidiaries will be available to pay obligations on the new Pegasus Satellite exchange notes, if issued, only after all of their indebtedness and other liabilities have been paid; and there may not be sufficient assets remaining to pay amounts due on any or all of the exchange notes then outstanding. See Description of New Pegasus Satellite Preferred Stock and Exchange Notes -- Description of Exchange Notes -- Subordination.

Risks of Our Direct Broadcast Satellite Business

     Satellite and Direct Broadcast Satellite Technology Could Fail or Be
Impaired

     If any of the DIRECTV satellites are damaged or stop working partially or completely for any of a number of reasons, DIRECTV customers would lose programming. We would in turn likely lose customers, which could materially and adversely affect our operations, financial performance and our ability to pay dividends on the new Pegasus Satellite preferred stock.

     Direct broadcast satellite technology is highly complex and is still evolving. As with any high-tech product or system, it might not function as expected. In particular, the satellites at the 101o W orbital location may not last for their expected lives. In July 1998, DIRECTV reported that the primary spacecraft control processor failed on DBS-1. As it was designed to do, the satellite automatically switched to its on-board spare processor with no interruption of service to DIRECTV subscribers. A more substantial failure of the DIRECTV direct broadcast satellite system could occur in the future.

     Events at DIRECTV Could Adversely Affect Us

     Because we are an intermediary for DIRECTV, events at DIRECTV that we do not control could adversely affect us. One of the most important of these is DIRECTV's ability to provide programming that appeals to mass audiences. DIRECTV generally does not produce its own programming; it purchases it from third parties. DIRECTV's success -- and therefore ours -- depends in large part on DIRECTV's ability to make good judgments about programming sources and obtain programming on favorable terms. We have no control or influence over this.

   Programming Costs May Increase, Which Could Adversely Affect Our Direct Broadcast Satellite Business

     Programmers could increase the rates that DIRECTV pays for programming. As a result, our costs would increase. This could cause us to increase our rates and lose either customers or revenues.

     The law requires programming suppliers that are affiliated with cable companies to provide programming to all multi-channel distributors -- including DIRECTV -- on nondiscriminatory terms. The rules implementing this law are scheduled to expire in 2002. If they are not extended, these programmers could increase DIRECTV's rates, and therefore ours. If we increase our rates, we may lose customers. If we do not increase our rates, our revenues and financial performance could be adversely affected.

   We May Lose Our DIRECTV Rights after the Initial Term of Our Agreements with the National Rural Telecommunications Cooperative

     We may or may not be able to continue in the DIRECTV business after the initial term of our agreement with the National Rural Telecommunications Cooperative. If we can continue, we cannot predict what it will cost us to do so.

     As part of a counterclaim in the litigation between the National Rural Telecommunications Cooperative and DIRECTV, DIRECTV is seeking a declaratory judgement that the term of the National Rural Telecommunications Cooperative's agreement with DIRECTV is measured only by the orbital life of DBS-1, the first DIRECTV satellite launched, and not by the orbital lives of the other DIRECTV satellites at the 101(degrees) W orbital location. According to DIRECTV, DBS-1 suffered a failure of its primary control processor in July 1998 and since that time has been operating normally using a spare control processor. If DIRECTV were to prevail on its counterclaim, any failure of DBS-1 could have a material adverse effect on our DIRECTV rights. While the National Rural Telecommunications Cooperative has a right of first refusal to receive certain services from any successor DIRECTV satellite, the scope and terms of this right of first refusal are also being disputed in the litigation. This right is not expressly provided for in our agreements with the National Rural Telecommunications Cooperative. We have been informed that DIRECTV may amend its counterclaim against the National Rural Telecommunications Cooperative to include additional claims, which may include breach of contract, declaratory relief and unfair competition, based in part on the National Rural Telecommunications Cooperative having out-of-territory subscribers. If such claims prevail, our ability to offer DIRECTV may be affected.

     On January 10, 2000, Golden Sky Systems, Inc. and we filed a class action lawsuit in federal court in Los Angeles against DIRECTV as representatives of a proposed class that would include all members and affiliates of the National Rural Telecommunications Cooperative that are distributors of DIRECTV. The complaint contained causes of action for various torts, common law counts and declaratory relief based on DIRECTV's failure to provide the National Rural Telecommunications Cooperative with certain premium programming, and on DIRECTV's position with respect to launch fees and other benefits, term and right of first refusal. The complaint sought monetary damages and a court order regarding the rights of the National Rural Telecommunications Cooperative and its members and affiliates.

     On February 10, 2000, Golden Sky and we filed an amended complaint which added new tort claims against DIRECTV for interference with our relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. Golden Sky and we later withdrew the class action allegations previously filed to allow a new class action to be filed on behalf of the members and affiliates of the National Rural Telecommunications Cooperative. The class action was filed on February 27, 2000. All four actions are pending before the same judge. On December 4, 2000, the court heard argument on the motion for class certification and DIRECTV's motion to dismiss certain of our claims and claims by the class members. The court issued an order on December 8, 2000 in which it denied DIRECTV's motion. DIRECTV's motion for partial summary judgment on the right of first refusal was heard on December 11, 2000. The court has not yet issued an order on the partial summary judgment motion. The court has set a trial date of November 27, 2001 for all four actions.

     The outcome of this litigation and the litigation filed by the National Rural Telecommunications Cooperative could have a material adverse effect on our direct broadcast satellite business.

     Our revenues and financial performance would be adversely affected if we were unable to continue in the DIRECTV business for the reasons described above.

     The Effect of New Federal Satellite Television Legislation on Our Business Is Unclear

     On November 29, 1999, The Satellite Home Viewer Improvement Act of 1999 became law. The FCC and other federal agencies have undertaken rulemakings and studies in connection with this legislation. Therefore, we cannot predict the full effect of this law on our business at this time.

     The Act resolves many of the issues involved in years of litigation between the networks and the direct broadcast satellite industry regarding retransmission of network programming to direct broadcast satellite subscribers. Generally, it preserves the industry's right to retransmit distant network programming to subscribers in "unserved" areas. It also extends through December 31, 2004 the statutory right, for a copyright royalty fee, of the industry to retransmit independent programming -- so-called superstations -- to subscribers as "distant" signals. Further, satellite carriers will be required to deliver signals only to households that cannot clearly receive over-the-air network signals with a rooftop antenna.

     The Act also directs the FCC to take actions to prescribe the picture quality standard that the FCC uses to predict what households do not receive a strong enough network broadcast signal over the air and therefore are eligible to receive distant network signals. The effect on our business of these FCC actions and other studies and rulemakings that the FCC will undertake cannot be predicted at this time.

     We Could Lose Money Because of Signal Theft

     If signal theft becomes widespread, our revenues would suffer. Signal theft has long been a problem in the cable and direct broadcast satellite industries. DIRECTV uses encryption technology to prevent people from receiving programming without paying for it. The technology is not foolproof and there have been published reports that the technology has been compromised.

     We Could Lose Revenues if We Have Out-of-Territory Subscribers

     Just as we have exclusive DIRECTV distribution rights in our territories, we are not allowed to have customers outside our territories. The problem is that customers are not always truthful about where they live. If it turns out that large numbers of our subscribers are not in our territories, we would lose substantial revenues when we disconnect them. We could also face legal consequences for having subscribers in Canada, where DIRECTV reception is illegal. In addition, the existence of out-of-territory subscribers by the National Rural Telecommunications Cooperative and/or us could affect our rights to offer DIRECTV.

     Direct Broadcast Satellite Services Face Competition from Cable Operators

     One of the competitive advantages of direct broadcast satellite systems is their ability to provide customers with more channels and a better-quality digital signal than traditional analog cable television systems. Many cable television operators are making significant investments to upgrade their systems from analog to digital. This upgrade will significantly increase the number of channels that cable television operators can provide to their customers and the quality of the transmission. In addition, many cable television operators are upgrading their systems to provide their customers with high-speed Internet access. These upgrades could make cable television a more attractive alternative for consumers, which could have an adverse effect on our direct broadcast satellite business.

     Direct Broadcast Satellite Equipment Shortages Could Adversely Affect Our Direct Broadcast Business

     There have been periodic shortages of direct broadcast satellite equipment and there may be such shortages in the future. During such periods, we may be unable to accept new subscribers and, as a result, potential revenue could be lost. If we are unable to obtain direct broadcast satellite equipment in the future, or if we cannot obtain such equipment on favorable terms, our subscriber base and revenues could be adversely affected.

Risks of Our Broadcast Television Business

   Our Broadcast Operations Could Be Adversely Affected if We Fail to Negotiate Successfully Our Network Affiliation Agreements

     Our network affiliation agreements with Fox formally expired on January 30, 1999 (other than the affiliation agreement for television station WTLH, which is scheduled to expire on December 31, 2000). Except in the case of WTLH, we currently broadcast Fox programming under arrangements between Pegasus Satellite and Fox which have generally conformed in practice to such affiliation agreements, and we are in the process of negotiating new affiliation agreements. If we are not successful in these negotiations, our broadcast operations could suffer materially.

   Fox Could Cancel Our Affiliation Agreements if It Acquires a Significant Ownership Interest in One of Our Markets

     In addition, if Fox acquires a significant ownership interest in another station in one of our markets, it could cancel our affiliation agreement or arrangement for that market without penalty. Fox has done this in the past to other broadcasters.

   Our Broadcast Operations Could Be Adversely Affected if the FCC Prevents Our Local Marketing Agreement Strategy

     One of our important strategies in broadcast television is to achieve economies of scale by programming two stations in each of our markets. Because the FCC did not allow a broadcaster to own more than one television station in the same market, we implemented our strategy -- like other broadcasters -- through arrangements known as local marketing agreements. Under these arrangements, we contracted to provide programming and other services to the licensee of a separate television station in the market. We currently have local marketing agreements to program second stations in three of the markets where we own a station and in a fourth market where we do not own a station. We are working on arrangements to program an additional station under such an agreement in one or more markets by 2001, but we cannot assure you when or whether we will be able to do so.

     In August 1999, the FCC revised its television ownership rules to permit, in certain circumstances, the common ownership of two stations in a television market. The FCC also decided to treat most television local marketing agreements as if the station providing programming owned the programmed station. These decisions could prohibit us from programming or acquiring additional in-market stations and could also require us to terminate some of our existing local marketing agreements by August 2001. We will vigorously seek to obtain favorable rulings from the FCC and to preserve and expand our broadcast television strategy through the grandfathering of our existing arrangements or outright common ownership. Unfavorable implementation decisions by the FCC, however, could cost us significant revenues and could affect our broadcast operations materially and adversely.

     Antitrust Laws Could Limit Our Local Marketing Agreement Strategy

     Apart from the FCC, federal agencies that administer the antitrust laws have been reviewing market concentrations in television, including through local marketing agreements that the FCC permits. These agencies could limit partially or altogether our ability to program stations through local marketing agreements. We cannot predict how this will affect us.

   Our Inability to Control Licensees Under Our Local Marketing Agreements Could Adversely Affect Our Broadcast Operations

     Even if we can keep our current local marketing agreements or enter into new ones, because we do not control the licensees that actually own the stations and hold the stations' FCC licenses, the licensee has the right to pre-empt our programming to comply with FCC rules. Also in an extreme case, the licensee could cease to meet FCC qualifications and put its license in jeopardy, in which case, we could lose the ability to program the station.

     The Planned Industry Conversion to Digital Television Could Adversely Affect Our Broadcast Business

     All commercial television stations in the United States must start broadcasting in digital format by May 2002 and must abandon the present analog format by 2006, though the FCC may extend these dates, creating the following risks:

   o It will be expensive to convert from the current analog format to digital format. We cannot now determine what that cost will be.

   o The digital technology will allow us to broadcast multiple channels, compared to only one today. We cannot predict whether or at what cost we will be able to obtain programming for the additional channels. Increased revenues from the additional channels may not make up for the conversion cost and additional programming expenses. Also, multiple channels programmed by other stations could increase competition in our markets.

   o The FCC has generally made available much higher power allocations to digital stations that will replace stations on existing channels 2 through 13 than to digital stations that will replace existing channels 14 through
     69. All of our existing stations are on channels 14 through 69. This power disparity could put us at a disadvantage to our competitors that now operate on channels 2 through 13.

   o In some cases, when we convert a station to digital television, the signal may not be received in as large a coverage area, or it may suffer from additional interference. Also, because of the technical standards adopted by the FCC, the digital signal may be subject to interference to a greater degree than current analog transmissions. As a result, viewers using antennas located inside their homes, as opposed to outdoor, roof-top antennas, may not receive a reliable signal. If viewers do not receive a high-quality, reliable signal from our stations, they may be encouraged to seek service from our competitors.

   o The availability of consumer reception devices at reasonable prices could delay the implementation of DTV, or reduce audiences for DTV programming.

   o The FCC is considering whether to require cable companies to carry both the analog and the digital signals of their local broadcasters when television stations will be broadcasting both signals, during the transition period until 2006 when analog signals must be returned under the current timetable. If the FCC does not require this, cable customers in our broadcast markets may not receive our digital signal, which could affect us unfavorably.

   The Satellite Home Viewer Improvement Act of 1999 Could Have an Adverse Effect on Our Broadcast Stations' Audience Share and Advertising Revenues.

     This legislation allows satellite carriers to provide the signal of distant stations with the same network affiliation as our stations to more television viewers in our markets than would have been permitted under previous law. In addition, the legislation allows satellite carriers to provide local television signals by satellite within a station market, but does not require satellite carriers to carry all local stations in a market until 2002. Satellite carriers could decide to carry other stations in our markets, but not our stations, which could adversely affect our stations' audience share and revenues.

Other Risks of Our Business

     We Face Certain Other Regulatory Risks

     The direct broadcast satellite and television broadcast industries are subject to regulation by the FCC and, to a certain extent, by state and local authorities. Proceedings to implement the Communications Act are ongoing, and we cannot predict the outcomes of these proceedings or their effect on our business. We depend on broadcast licenses from the FCC to operate our broadcast stations, and DIRECTV depends on FCC licenses to operate its digital broadcast satellite service. If the FCC cancels, revokes, suspends, or fails to renew any of these licenses, or fails to approve our pending licenses, it could have a harmful effect on us.

   We Have a History of Substantial Losses; We Expect Them To Continue; Losses Could Adversely Affect Our Access to Capital Markets

     We have never made a profit, except in 1995, when we had a $10.2 million extraordinary gain. Because of interest expense on our substantial debt and because of high expense in amortizing goodwill from our acquisitions, we do not expect to have net income for the foreseeable future. To the extent investors measure our performance by net income or loss, rather than alternative measures based on cash flow, continuing losses could adversely affect our access to capital markets.

     We Face Significant Competition; the Competitive Landscape Changes
     Constantly

     Our direct broadcast satellite business faces competition from other current or potential multi-channel programming distributors, including other direct broadcast satellite operators, direct-to-home distributors, cable operators, wireless cable operators, Internet and local and long-distance telephone companies, which may be able to offer more competitive packages or pricing than we or DIRECTV can provide. In addition, the direct broadcast satellite industry is still evolving and recent or future competitive developments could adversely affect us.

     Our TV stations compete for audience share, programming and advertising revenue with other television stations in their respective markets and with direct broadcast satellite operators, cable operators and other advertising media. Direct broadcast satellite and cable operators in particular are competing more aggressively than in the past for advertising revenues in our TV stations' markets. This competition could adversely affect our stations' revenues and performance in the future.

     In addition, the markets in which we operate are in a constant state of change due to technological, economic and regulatory developments. We are unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on our businesses.

   Our Acquisition Strategy May Become Too Expensive Which Could Adversely Affect Our Financial Performance

     We may not be able to keep making acquisitions on attractive terms. If we cannot continue to make acquisitions on attractive terms, our financial performance and stock price could suffer.

     If we pay for an acquisition with our stock, the acquisition could dilute existing stockholders, depending on its terms. If we finance an acquisition by borrowing, we would increase our already high leverage and interest expense.

     We May Not Be Able to Get the Consents Necessary to Implement Our Acquisition Strategy

     We have been able to get the necessary consents to make acquisitions in the past, but this could change, or become more difficult, or require us to incur additional costs for reasons we cannot predict. Our acquisitions normally require consents from third-parties that we do not control. These consents include those from DIRECTV and the National Rural Telecommunications Cooperative for direct broadcast satellite acquisitions and the FCC and the television networks for broadcast TV acquisitions. Some acquisitions also require the consent of our lenders.

   We May Not Be Able to Integrate Acquired Companies Successfully Which Could Affect Our Financial Performance

     We could encounter difficulties integrating any given acquired business into our operations. These difficulties can cost money and divert management's attention from other important matters.

     We May Not Be Aware of All Risks

     These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, may impair our business.

                              RECENT DEVELOPMENTS


Pegasus Satellite Transactions

     The following are completed and pending transactions pertaining to the business that Pegasus Satellite will retain after the holding company reorganization.

     Seamless Marketing and Customer Service Agreements with DIRECTV. On August 9, 2000, we agreed with DIRECTV, Inc. to provide seamless marketing and sales for DIRECTV retailers and distributors and to provide seamless customer service to all of our existing and prospective customers. Under the terms of the agreements, we and DIRECTV reimburse each other for some of the costs incurred in the activation of new customers in our respective territories. The agreements also allow us to provide customers more expansive service selection during activation and a simplified and consolidated billing process, and dealers receive compensation regardless of where a customer activates service. In particular, we obtained the right to provide our customers with video services currently distributed by DIRECTV from certain frequencies, including the right to provide the premium services HBO, Showtime, Cinemax and The Movie Channel, which are the subject of litigation between DIRECTV and us as well as sports programming, local TV stations and DIRECTV PARA TODOS' Spanish-language programming packages. Under the agreement, we will retain 10% to 20% of the revenues associated with these additional programming services, with the exception of DIRECTV PARA TODOS' Spanish-language programming packages, from which we will retain 80% of all revenues. Under the terms of the agreement, we will be responsible for all sales, marketing, billing, customer care, and in the case of PARA TODOS, programming costs associated with providing these services to our customers.

     Acquisition of PRIMESTAR Customers. On July 19, 2000, under the terms of an agreement with DIRECTV, we purchased exclusive access to the PRIMESTAR BY DIRECTV(R) customers in our territories that have not yet converted to the DIRECTV high-power platform. In consideration for access to the remaining customers, we paid DIRECTV a one-time fee of $300 per converted customer and assumed responsibility for all costs involved in converting the customers within our territory.

     Completed Direct Broadcast Satellite Acquisitions. From January 1, 2000 through September 30, 2000, apart from our acquisition of Golden Sky, we completed 16 acquisitions for DIRECTV distribution rights in rural areas of ten states. In the aggregate, the consideration for the completed direct broadcast satellite acquisitions was $95.6 million in cash, 873,184 shares of Class A common stock, and warrants to purchase 3,000 shares of Class A common stock. The territories covered by these transactions include approximately 638,000 households and approximately 83,000 subscribers.

     Sale of Puerto Rico Cable System. On September 15, 2000, subsidiaries of Pegasus Satellite sold the assets of their entire cable system in Puerto Rico to Centennial Puerto Rico Cable TV Corp., a subsidiary of Centennial Communications Corp., for the purchase price of $170 million in cash (subject to certain adjustments). The Puerto Rico cable system served approximately 57,000 subscribers and passed over approximately 170,000 homes in Aguadilla, Mayaguez, San German and surrounding communities in the western part of Puerto Rico.

     Sale of Broadcast Tower Assets. On July 17, 2000, under the terms of an agreement with SpectraSite Broadcast Group, a division of SpectraSite Holdings, Inc., we sold our interest in 11 broadcast towers to SpectraSite for approximately 1.4 million shares of SpectraSite common stock in a transaction valued at approximately $37.5 million based on the July 17, 2000 closing price per share of SpectraSite common stock of $27.313. The SpectraSite stock we received was valued at $25.5 million at September 30, 2000. Under the terms of the agreement, SpectraSite will lease back eight of the 11 tower facilities it purchased and will build several new digital television towers for use by Pegasus Broadcast Television, Inc. SpectraSite will also have preferential bidding rights for future tower facilities we may need.

     Pending Direct Broadcast Satellite Acquisitions. As of September 30, 2000, we have entered into letters of intent or definitive agreements to acquire DIRECTV distribution rights in rural areas of five states. In the aggregate, the consideration for these pending direct broadcast satellite acquisitions is $61.0 million in cash. The territories covered by the letters of intent or definitive agreements include approximately 155,000 households and approximately 31,000 subscribers. The closings of these acquisitions are subject to negotiation of definitive agreements, third-party approvals and other customary conditions. We cannot assure you that these conditions will be satisfied and that we will complete these acquisitions.

     Pegasus Broadband/Hughes Agreement. On July 19, 2000, we reached an agreement with Hughes Network Systems, a unit of Hughes Electronics Corporation, which also owns DIRECTV, that will enable us to offer high-speed Internet access by satellite via "Pegasus Express powered by DirecPC" to rural and underserved households and businesses that we and our retail network serve. We expect to launch this service in the first quarter of 2001. We plan to market the new service through our 3,000-plus network of independent retailers. The new service will require users to install a satellite dish and USB-connected satellite modem, and will offer users 400 kilobit-per-second downstream Internet access speeds via satellite, as opposed to a maximum of 56 kilobits-per-second currently available through dial-up modems. Aside from offering "Pegasus Express powered by DirecPC," we also plan to deliver Internet services through technology not based on DirecPC. A number of factors could prevent or inhibit us from carrying out our Internet plans. These include technological issues, ability to develop and obtain products, market acceptance, competition and ability to secure financing.

     Broadband Initiatives. During the first quarter of 2001, we expect to introduce Pegasus iTV, our "TV-centric" Internet access and interactive television service. Pegasus iTV, which we plan to deliver via an interactive TV set-top box, will offer consumers an easy-to-use, low-cost TV based alternative to a computer for Internet access as well as interactive TV services, on-line home shopping and other options. Our research tends to show that many consumers may be more comfortable in a "TV-centric" environment, where the TV is the main interactive interface, than in a "PC-centric" environment, where the personal computer is the Internet access device.

     During the first quarter of 2001, we plan to introduce Pegasus Express and Pegasus Express Pro, our satellite broadband Internet access services. Under Pegasus Broadband's July 2000 agreement with Hughes Network Systems, we will offer "Pegasus Express powered by DirecPC." See -- Pegasus Broadband/Hughes Agreement. These services, which will be delivered via a two-way satellite dish and satellite modem connected to a PC by a USB connection, will provide consumers and businesses high speed, broadband access to the Internet. Our research tends to show that there is a significant and growing market for broadband access to the Internet among both consumers and businesses. In metropolitan areas, we believe that satellite broadband services will compete with cable modem and telephone company DSL broadband services. However, in many rural and underserved areas, cable modem or DSL broadband access services are not currently available and broadband Internet access will likely be available only via satellite and terrestrial wireless broadband access for the foreseeable future. Because of our previous success in introducing DBS services to rural and underserved areas, we believe that we will be well situated to now introduce satellite based broadband Internet access to rural and underserved areas, though we cannot assure you that we will be successful.

     We plan to introduce our Internet product offerings in several phases over the next five years, beginning with a basic product and evolving into more sophisticated set-top boxes and a consumer premises unit that can be networked with other devices in the home, such as computers and "smart" entertainment devices. Each product phase is expected to be designed to build on the preceding one and extend the hardware platform for increased functionality, greater speed and expanded applications.

     Acquisition of Guard Band Licenses. On September 25, 2000, as part of an auction process, the FCC announced that Pegasus Guard Band, LLC, one of our subsidiaries, was the high bidder for 31 guard band licenses in consideration of a payment of $91.5 million. Pegasus Guard Band has submitted the requisite FCC forms and down payment necessary to obtain these license authorizations. Assuming that no qualification issues are raised against Pegasus Guard Band, we expect that the FCC will process the application and grant the licenses in the near future. We cannot assure you that the FCC will not raise qualification issues in connection with these licenses.

     The guard band licenses are located in the 700 MHz frequency band between the portion of the 700 MHz spectrum reserved for public safety operations and the portion allocated for commercial wireless services. The

FCC's rules limit the power levels, height of facilities, types of systems, and the uses that may be employed for these guard bands in order to reduce the possibility of harmful interference to either the public safety operations or commercial wireless services. Formerly, the 700 MHz frequency band was reserved for use by UHF television channels 60 through 69 until the FCC reallocated 36 MHz of this spectrum for commercial use and 24 MHz for public safety use at the direction of Congress. Currently, incumbent television broadcasters operate in portions of the spectrum and are permitted by statute to continue operations until their markets are converted from analog to digital television. This conversion is an ongoing effort that may not be fully completed until at least December 31, 2006.

     All 31 of Pegasus Guard Band's licenses are designated as "A" licenses, which means that each license is 2 MHz consisting of a pair of 1 MHz guard band frequencies. These licenses include major economic areas such as Boston, Chicago, Detroit, New York City, Philadelphia, Portland, San Francisco/Oakland and Seattle. The FCC has also authorized and auctioned "B" licenses of 4 MHz, consisting of a pair of 2 MHz guard band frequencies, in each of the major economic areas in the country. The term of Pegasus Guard Band's licenses runs through January 1, 2015, unless Pegasus Guard Band uses the licenses to provide new broadcast-type operations beginning on or before January 1, 2006, in which case it will be required to renew the license eight years after the beginning of these new broadcast-type operations.

     As manager of the guard band licenses, Pegasus Guard Band must lease at least 50.1% of the licensed spectrum in a geographic area to unaffiliated parties on a for-profit basis. Pegasus Guard Band may not lease more than 49.9% of the licensed spectrum in any geographic area to its own affiliates. Pegasus Guard Band may subdivide its spectrum in any manner it chooses and make it available to system operators or directly to end-users for fixed or mobile communications, consistent with the frequency coordination and interface rules specified for the bands.

     Under applicable performance requirements, by January 1, 2015, Pegasus Guard Band must provide substantial service to the service areas covered by these 31 licenses. The FCC's rules provide for a presumption of substantial service if the licensee either leases a predominant amount of the licensed spectrum in at least 50% of the geographic area covered by the license or provides coverage to at least 50% of the service area's population. We cannot assure you that we will be able to provide substantial service according to the FCC's requirements. Pegasus Guard Band must also monitor all compliance and interference protection standards for its 31 licenses. These requirements include complying with, and ensuring that licensees comply with, limits on out-of-band emission levels, providing mandatory advanced notification of technical parameters to nearby guard band users and public safety frequency coordinators and cooperating with officials and other guard band managers to resolve problems.

     We have not fully developed our plans for use of the guard band licenses in our business at this time.

Pegasus Communications Transactions

     The following are pending transactions pertaining to the businesses that Pegasus Communications will conduct through subsidiaries other than Pegasus Satellite after the holding company reorganization. We reserve the right not to distribute the following to Pegasus Communications in connection with our proposed holding company reorganization, as well as to cancel our proposed holding company reorganization or to consummate it on terms other than those described in this offering memorandum.

     Pending Ka License Application. We have an application pending before the FCC that requests authority to operate Ka-band geostationary satellites at five different orbital locations. Two of these orbital locations would permit service to the entire continental U.S., and three of them are primarily for service outside of the U.S. Ka-band geostationary satellite systems are capable of providing two-way, "always on," high-speed or broadband Internet access directly to residential and small office/home office consumers as well as high quality video and audio services channels. If all or part of this application is approved, we intend to construct and launch these satellites and associated ground systems, or engage third parties to do so on our behalf, in connection with the delivery of broadband Internet access, video and audio streaming and video broadcast services to consumers and businesses.

     The construction and launch of the satellites and ground systems described above may require us to secure financing. We cannot assure you that we will be able to secure such financing on attractive terms, if at all. In addition, there are currently more applicants for orbital slots than there are available slots; therefore, we cannot assure you that the FCC will grant our application in whole or in part. We have requested that the FCC waive certain rules in connection with our application. We cannot assure you that the FCC will grant this request or that the terms under which the FCC might grant a license would be commercially viable. In addition, the FCC may assign us orbital slots that do not meet our business requirements. If so, we would not be able to launch the satellites, Finally, regulations require us to bring these satellites into use by either 2004 or 2005. Because of the long lead-time to procure satellites, if the FCC does not act before the end of 2001, it may be difficult or impossible for us to procure the necessary satellites within the regulatory timeframe.

     Pending Terrestrial Broadband Licenses. We are one of two applicants currently competing for FCC licenses to a nationwide allocation of 500 MHz of spectrum to operate a terrestrial radio system in the 12 GHz band, though there is a third applicant seeking to provide service only in several Midwest states. There may be additional future applicants for these licenses. The FCC has decided that the spectrum may be used for video programming and data services. We filed the application for the purpose of providing these services, including local television broadcast signals throughout the United States. A full build-out of the radio system as specified in our application will require construction of transmitting sites in over 2000 markets throughout the country. Because the proposed services would operate in the frequency band authorized for use by direct broadcast satellite licensees, we have proposed in our application to operate on a secondary basis to protect direct broadcast licensees and their customers.

     Our application followed the 1999 applications by affiliates of Northpoint Technology, Ltd. to provide similar terrestrial services in the same band. Northpoint has opposed our application. The Northpoint applications have been opposed by direct broadcast satellite operators, such as DIRECTV, Echostar Communications Corporation, Primestar, Inc., and others. Although we have committed to operate these licenses, if granted, only to the extent that independent tests demonstrate that operations would not cause interference to direct broadcast satellite services, our application may be similarly opposed once it has been accepted for filing and put on public notice by the FCC. Because the FCC has not yet adopted specific technical or service rules or conducted a licensing proceeding, we cannot assure you that the FCC will permit us to provide terrestrial service in the 12.2-12.7 GHz band. We cannot assure you that the FCC will grant our application, and even if the FCC grants our application, it may put restrictions on the licenses that could materially impair the use of the licenses in our broadband business. The FCC may use an auction to select licensees.

     Northpoint Technology holds two issued U.S. patents and, based on these patents, has publicly asserted that any FCC licensee operating in the proposed terrestrial service will infringe on its patents. Northpoint Technology has also notified us directly of the existence of the patents. Because the FCC has not yet granted any terrestrial broadband licenses, we do not know the conditions under which a licensee would be permitted to operate the terrestrial service. Therefore, we are unable to evaluate whether implementation of our system would implicate Northpoint Technology's patents.

     If our application is granted, we plan to use the licenses to provide subscription broadband data and multi-channel video services. As stated above, a number of factors could prevent or inhibit us from carrying out these plans, including: technological issues, our ability to develop and obtain products, market acceptance, competition and our ability to secure financing.

Patent Infringement Lawsuit

     On December 4, 2000, our subsidiary -- Pegasus Development Corporation -- and Personalized Media Communications, L.L.C. filed a patent infringement lawsuit in the United States District Court of Delaware against DIRECTV, Inc., Hughes Electronics Corporation, Thomson Consumer Electronics and Philips Electronics North America Corporation. We and Personalized Media are seeking injunctive relief and monetary damages for the defendants' alleged patent infringement and unauthorized manufacture, use, sale, offer to sell and importation of products, services and systems that fall within the scope of Personalized Media's portfolio of patented media and communications technologies, of which we are an exclusive licensee.

The technologies covered by our exclusive license include services distributed to consumers using certain Ku band BSS frequencies and Ka band frequencies, including frequencies licensed to affiliates of Hughes and used by DIRECTV to provide services to its subscribers. We are unable to predict the possible effects of this litigation on our relationship with DIRECTV.


          RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

     The following table provides our ratio of earnings to fixed charges for the nine months ended September 30, 2000 and for each of the last five years (in thousands).


                                                                     Year Ended December 31
                                 ----------------------------------------------------------------------------------------------
                                                                                                             Nine Months Ended
                                     1995          1996           1997           1998            1999        September 30, 2000
                                 ------------  ------------  -------------  --------------  --------------  -------------------
Deficiency in earnings to fixed
 charges ......................    $ (3,449)     $ (7,166)     $ (22,156)     $ (105,792)     $ (189,454)       $ (227,353)

     Assuming that the holding company reorganization and exchange offer had occurred at the beginning of 1999, the deficiency in earnings for fixed charges would have been the same as historical at December 31, 1999 and $227.2 million at September 30, 2000.

     Earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $3.4 million, $7.2 million, $34.5 million, $102.6 million, $206.2 million and $252.4 million for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, and the nine months ended September 30, 2000, respectively. Assuming that the holding company reorganization and exchange offer had occurred at the beginning of 1999, earnings would have been inadequate to cover combined fixed charges and preferred stock dividends by approximately $210.8 million at December 31, 1999 and $243.1 million at September 30, 2000. For the purposes of the calculation of the above ratios, fixed charges consist of interest expense, amortization of deferred financing costs and the component of operating lease expense that management believes represents an appropriate interest factor. Also, earnings exclude estimated nonrecurring expenses to be incurred within the next 12 months for the exchange offer, reorganization and associated recapitalization following the completion of these transactions of $650,000.


                                USE OF PROCEEDS

     We will not receive any cash proceeds from the exchange offer. We will retire and cannot reissue the Pegasus Communications preferred stock that holders surrender in exchange for new Pegasus Satellite preferred stock.

                      CAPITALIZATION OF PEGASUS SATELLITE

     The following table shows Pegasus Satellite's capitalization:

     o on an actual basis as of September 30, 2000;

     o as adjusted to reflect pending acquisitions (see Recent Developments);
       and

     o on a pro forma basis to reflect this offering (assuming holders tender all of their preferred stock), the holding company reorganization, the associated recapitalization and the pending acquisitions.


                                                                 As of September 30, 2000
                                                       --------------------------------------------
                                                                                        Pro Forma,
                                                           Actual       As Adjusted     As Adjusted
                                                       -------------   -------------   ------------
                                                                      (in thousands)
Cash -- general funds ..............................    $  306,901      $  245,856     $  243,706
Restricted Cash ....................................         7,957           7,957          7,957
                                                        ----------      ----------     ----------
 Total cash ........................................    $  314,858      $  253,813     $  251,663
                                                        ==========      ==========     ==========
Total debt:
 PM&C credit facility ..............................    $  275,000      $  275,000     $  275,000
 Golden Sky credit facility ........................        52,000          52,000         52,000
 Senior notes -- PSC -- due 2006 ...................       100,000         100,000        100,000
 Senior notes -- PSC -- due 2005 ...................       115,000         115,000        115,000
 Senior notes -- PSC -- due 2007 ...................       155,000         155,000        155,000
 Senior subordinated notes -- PM&C -- Due 2005......        83,076          83,076         83,076
 Senior notes -- GSDBS -- due 2007 .................       123,613         123,613        123,613
 Senior subordinated notes -- GSS -- Due 2006 ......       195,000         195,000        195,000
 Sellers' notes ....................................        21,249          21,249         21,249
 Mortgage payable -- due 2010 ......................         8,704           8,704          8,704
 Capital leases and other ..........................           273             273            273
                                                        ----------      ----------     ----------
 Total debt ........................................     1,128,915       1,128,915      1,128,915
Series A preferred stock, $1,000 liquidation
 preference per share ..............................       156,766         156,766        162,588
Series B preferred stock, $1,000 liquidation
 preference per share ..............................         5,749           5,749             --
Series C convertible preferred stock, $100
 liquidation preference per share ..................       300,000         300,000             --
Series D junior participating convertible preferred
 stock, $1,000 liquidation preference per share.....        23,100          23,100             --
Series E convertible preferred stock, $1,000
 liquidation preference per share ..................        10,238          10,238             --
Minority interest ..................................           877             877            877
Total common stockholders' equity ..................       511,605         511,605        725,690
                                                        ----------      ----------     ----------
Total capitalization ...............................    $2,137,250      $2,137,250     $2,018,070
                                                        ==========      ==========     ==========

     Minority interest represents preferred stock of a subsidiary of Pegasus Communications issued in connection with a completed direct broadcast satellite acquisition.

     Series B, C, D and E preferred stock are recapitalized into 100 shares of new Class B $.01 par value common stock in connection with the reorganization.

     For a description of the principal terms of the debt and preferred stock listed above, see Description of Certain Indebtedness. You should read this table in conjunction with Annex A.

                   CAPITALIZATION OF PEGASUS COMMUNICATIONS

     The following table shows Pegasus Communications' capitalization:

     o on an actual basis as of September 30, 2000;

     o as adjusted to reflect pending acquisitions (see Recent Developments);
       and

     o on a pro forma basis to reflect this offering (assuming holders tender all of their preferred stock), the holding company reorganization and pending acquisitions.

                                                                     As of September 30, 2000
                                                           --------------------------------------------
                                                                                            Pro Forma,
                                                               Actual       As Adjusted     As Adjusted
                                                           -------------   -------------   ------------
                                                                          (in thousands)
Cash -- general funds ..................................    $  306,901      $  245,856     $  245,206
Restricted Cash ........................................         7,957           7,957          7,957
                                                            ----------      ----------     ----------
 Total cash ............................................    $  314,858      $  253,813     $  253,163
                                                            ==========      ==========     ==========
Total debt:
 PM&C credit facility ..................................    $  275,000      $  275,000     $  275,000
 Golden Sky credit facility ............................        52,000          52,000         52,000
 Senior notes -- PSC -- due 2006 .......................       100,000         100,000        100,000
 Senior notes -- PSC -- due 2005 .......................       115,000         115,000        115,000
 Senior notes -- PSC -- due 2007 .......................       155,000         155,000        155,000
 Senior subordinated notes -- PM&C -- due 2005 .........        83,076          83,076         83,076
 Senior notes -- GSDBS -- due 2007 .....................       123,613         123,613        123,613
 Senior subordinated notes -- GSS -- due 2006 ..........       195,000         195,000        195,000
 Sellers' notes ........................................        21,249          21,249         21,249
 Mortgage payable -- due 2010 ..........................         8,704           8,704          8,704
 Capital leases and other ..............................           273             273            273
                                                            ----------      ----------     ----------
 Total debt ............................................     1,128,915       1,128,915      1,128,915
Series A preferred stock, $1,000 liquidation
 preference per share ..................................       156,766         156,766             --
Series B preferred stock, $1,000 liquidation
 preference per share ..................................         5,749           5,749          5,749
Series C convertible preferred stock, $100
 liquidation preference per share ......................       300,000         300,000        300,000
Series D junior participating convertible preferred
 stock, $1,000 liquidation preference per share.........        23,100          23,100         23,100
Series E convertible preferred stock, $1,000
 liquidation preference per share ......................        10,238          10,238         10,238
Minority interest ......................................           877             877        163,465
Total common stockholders' equity ......................       511,605         511,605        505,133
                                                            ----------      ----------     ----------
Total capitalization ...................................    $2,137,250      $2,137,250     $2,136,600
                                                            ==========      ==========     ==========

     Minority interest represents preferred stock of a subsidiary of Pegasus Communications issued in connection with a completed direct broadcast satellite acquisition of $877,000 and the Series A preferred stock of Pegasus Satellite of $162.6 million assumed to be outstanding after the exchange offer.

     For a description of the principal terms of the debt and preferred stock listed above, see Description of Certain Indebtedness. You should read this table in conjunction with Annex A.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
               FOR PEGASUS SATELLITE AND PEGASUS COMMUNICATIONS

     The following table shows selected historical and pro forma consolidated financial data for Pegasus Satellite and Pegasus Communications. This information should be read in conjunction with the financial statements and the notes to the financial statements, as well as Summary Historical and Pro Forma Consolidated Financial Data for Pegasus Satellite and Pegasus Communications, and the information contained in Annex A included elsewhere in this offering memorandum. You should also read the paragraphs that follow this table for more detail.

                                                                Pegasus Communications Corporation
                                               --------------------------------------------------------------------
                                                                     Years Ended December 31,
                                               --------------------------------------------------------------------
                                                   1995         1996         1997           1998           1999
                                               -----------  -----------  ------------  -------------  -------------
                                                              (In thousands, except per share data)
Statement of Operating Data:
Net revenues:
 DBS ........................................   $   1,469    $   5,829    $   38,254    $   147,142    $   286,353
 Broadcast ..................................      20,073       28,604        31,876         34,311         36,415
                                                ---------    ---------    ----------    -----------    -----------
  Total net revenues ........................      21,542       34,433        70,130        181,453        322,768
Operating expenses:
 DBS
  Programming, technical and general
  and administrative ........................       1,379        4,312        26,042        102,419        201,158
  Marketing and selling .....................          --          646         5,973         45,706        117,774
  Incentive compensation ....................           9          146           795          1,159          1,592
  Depreciation and amortization .............         640        1,786        17,042         59,077         82,744
 Broadcast
  Programming, technical and general
  and administrative ........................      10,181       13,903        15,672         18,056         22,812
  Marketing and selling .....................       3,789        4,851         5,704          5,993          6,304
  Incentive compensation ....................         415          691           298            177             57
  Depreciation and amortization .............       2,934        4,041         3,754          4,557          5,144
 Corporate and other expenses ...............       1,871        2,556         4,239          7,128         11,089
                                                ---------    ---------    ----------    -----------    -----------
 Income (loss) from operations ..............         324        1,501        (9,389)       (62,819)      (125,906)
Interest expense ............................      (4,135)      (8,885)      (14,275)       (44,559)       (64,904)
Interest income .............................         362          218         1,508          1,586          1,356
Other non-operating, net ....................          --           --            --             --             --
                                                ---------    ---------    ----------    -----------    -----------
 Loss from continuing operations before
  income taxes, equity loss and
  extraordinary items .......................      (3,449)      (7,166)      (22,156)      (105,792)      (189,454)
Provision (benefit) for income taxes ........          10         (145)          168           (901)        (8,892)
Equity in net loss of unconsolidated
 affiliate ..................................          --           --            --             --           (201)
                                                ---------    ---------    ----------    -----------    -----------
 Loss from continuing operations before
  extraordinary items .......................      (3,459)      (7,021)      (22,324)      (104,891)      (180,763)
Discontinued operations:
 Income (loss) from discontinued
  operations of cable segment, net of
  income taxes ..............................      (4,698)      (2,703)          257          1,047          2,128
 Gain on sale of discontinued operations,
  net of income taxes .......................          --           --         4,451         24,727             --
                                                ---------    ---------    ----------    -----------    -----------
 Loss before extraordinary items ............      (8,157)      (9,724)      (17,616)       (79,117)      (178,635)





                                                     Pegasus                Pegasus Satellite
                                                  Communications            Communications, Inc.
                                                   Corporation                  Pro Forma
                                               --------------------  ------------------------------------
                                                                        Year Ended
                                                 Nine Months Ended    December 31,     Nine Months Ended
                                                September 30, 2000        1999        September 30, 2000
                                               --------------------  --------------  --------------------
                                                          (In thousands, except per share data)
Statement of Operating Data:
Net revenues:
 DBS ........................................      $   389,851        $   426,926        $   447,912
 Broadcast ..................................           26,128             36,415             26,213
                                                   -----------        -----------        -----------
  Total net revenues ........................          415,979            463,341            474,125
Operating expenses:
 DBS
  Programming, technical and general
  and administrative ........................          272,925            324,507            319,419
  Marketing and selling .....................          111,646            182,707            121,211
  Incentive compensation ....................            1,835              2,374              1,983
  Depreciation and amortization .............          141,696            244,402            195,957
 Broadcast
  Programming, technical and general
  and administrative ........................           18,253             22,812             18,253
  Marketing and selling .....................            5,523              6,304              5,523
  Incentive compensation ....................              204                 57                204
  Depreciation and amortization .............            3,860              5,144              3,860
 Corporate and other expenses ...............           12,895             11,089             14,411
                                                   -----------        -----------        -----------
 Income (loss) from operations ..............         (152,858)          (336,055)          (206,696)
Interest expense ............................          (86,185)          (119,898)          (102,531)
Interest income .............................           11,142              3,749             11,433
Other non-operating, net ....................              234             (1,259)              (965)
                                                   -----------        -----------        -----------
 Loss from continuing operations before
  income taxes, equity loss and
  extraordinary items .......................         (227,667)          (453,463)          (298,759)
Provision (benefit) for income taxes ........          (30,022)            (8,892)           (30,022)
Equity in net loss of unconsolidated
 affiliate ..................................
                                                   -----------        -----------        -----------
 Loss from continuing operations before
  extraordinary items .......................         (197,645)          (444,571)          (268,737)
Discontinued operations:
 Income (loss) from discontinued
  operations of cable segment, net of
  income taxes ..............................            1,234
 Gain on sale of discontinued operations,
  net of income taxes .......................           59,366
                                                   -----------
 Loss before extraordinary items ............         (137,045)

                                                     Pegasus Communications
                                                           Corporation
                                                            Pro Forma
                                               -----------------------------------
                                                 Year Ended
                                                December 31,    Nine Months Ended
                                                    1999        September 30, 2000
                                               --------------  -------------------
                                                 (In thousands, except per share
                                                              data)
Statement of Operating Data:
Net revenues:
 DBS ........................................   $   426,926        $   447,912
 Broadcast ..................................        36,415             26,213
                                                -----------        -----------
  Total net revenues ........................       463,341            474,125
Operating expenses:
 DBS
  Programming, technical and general
  and administrative ........................       324,507            319,419
  Marketing and selling .....................       182,707            121,211
  Incentive compensation ....................         2,374              1,983
  Depreciation and amortization .............       244,402            195,957
 Broadcast
  Programming, technical and general
  and administrative ........................        22,812             18,253
  Marketing and selling .....................         6,304              5,523
  Incentive compensation ....................            57                204
  Depreciation and amortization .............         5,144              3,860
 Corporate and other expenses ...............        11,089             14,586
                                                -----------        -----------
 Income (loss) from operations ..............      (336,055)          (206,871)
Interest expense ............................      (119,898)          (102,531)
Interest income .............................         3,749             11,433
Other non-operating, net ....................        (1,259)            (1,279)
                                                -----------        -----------
 Loss from continuing operations before
  income taxes, equity loss and
  extraordinary items .......................      (453,463)          (299,248)
Provision (benefit) for income taxes ........        (8,892)           (30,022)
Equity in net loss of unconsolidated
 affiliate ..................................          (201)
                                                -----------        -----------
 Loss from continuing operations before
  extraordinary items .......................      (444,772)          (269,226)
Discontinued operations:
 Income (loss) from discontinued
  operations of cable segment, net of
  income taxes ..............................
 Gain on sale of discontinued operations,
  net of income taxes .......................

 Loss before extraordinary items ............

                                                               Pegasus Communications Corporation
                                              --------------------------------------------------------------------
                                                                    Years Ended December 31,
                                              --------------------------------------------------------------------
                                                  1995         1996          1997          1998           1999
                                              -----------  -----------  -------------  ------------  -------------
                                                             (In thousands, except per share data)
Extraordinary gain (loss) from
 extinguishment of debt, net ...............      10,211         (250)       (1,656)            --        (6,178)
                                               ---------    ---------    ----------     ----------    ----------
 Net income (loss) .........................       2,054       (9,974)      (19,272)       (79,117)     (184,813)
 Preferred stock dividends .................          --           --        12,215         14,764        16,706
                                               ---------    ---------    ----------     ----------    ----------
 Net income (loss) applicable to common
  shares ...................................   $   2,054    $  (9,974)   $  (31,487)    $  (93,881)   $ (201,519)
                                               =========    =========    ==========     ==========    ==========
Loss per common share:
 Loss from continuing operations ...........                $   (0.56)   $    (1.75)    $    (4.23)   $    (5.23)
 Income (loss) from discontinued
  operations ...............................                    (0.22)         0.01           0.04          0.05
 Gain on sale of discontinued operations ...                       --          0.23           0.87            --
                                                            ---------    ----------     ----------    ----------
 Loss before extraordinary items ...........                    (0.78)        (1.51)         (3.32)        (5.18)
 Extraordinary item ........................                    (0.02)        (0.08)            --         (0.16)
                                                            ---------    ----------     ----------    ----------
 Loss per common share .....................                $   (0.80)   $    (1.59)    $    (3.32)   $    (5.34)
                                                            =========    ==========     ==========    ==========
 Weighted average number of common
  shares outstanding .......................                   12,479        19,716         28,259        37,750

Other Data:
Pre-marketing cash flow from continuing
 operations:
 DBS .......................................   $      90    $   1,517    $   12,212     $   44,723    $   85,195
 Broadcast .................................       6,103        9,850        10,500         10,262         7,299
                                               ---------    ---------    ----------     ----------    ----------
  Total pre-marketing cash flow from
    continuing operations ..................   $   6,193    $  11,367    $   22,712     $   54,985    $   92,494
                                               =========    =========    ==========     ==========    ==========
Location cash flow from continuing
 operations ................................   $   6,193    $  10,721    $   16,739     $    9,279    $  (25,280)
Operating cash flow from continuing
 operations ................................       4,829        9,292        14,483          5,665       (31,255)
Capital expenditures .......................       2,640        6,294         9,929         12,400        14,784
Net cash provided by (used for):
 Operating activities ......................       5,783        3,059         8,478        (21,962)      (88,879)
 Investing activities ......................      (6,047)     (81,179)     (142,109)      (101,373)     (133,981)
 Financing activities ......................      10,859       74,727       169,098        133,791       208,808




                                                    Pegasus                 Pegasus Satellite
                                                 Communications            Communications, Inc.
                                                  Corporation                   Pro Forma
                                              --------------------  ------------------------------------
                                                                      Year Ended
                                                Nine Months Ended    December 31,     Nine Months Ended
                                               September 30, 2000        1999        September 30, 2000
                                              --------------------  --------------  --------------------
                                                         (In thousands, except per share data)
Extraordinary gain (loss) from
 extinguishment of debt, net ...............           (9,280)
                                                   ----------
 Net income (loss) .........................         (146,325)
 Preferred stock dividends .................           25,042             21,391             15,878
                                                   ----------         ----------         ----------
 Net income (loss) applicable to common
  shares ...................................       $ (171,367)        $ (465,962)        $ (284,615)
                                                   ==========         ==========         ==========
Loss per common share:
 Loss from continuing operations ...........       $    (4.63)
 Income (loss) from discontinued
  operations ...............................             0.03
 Gain on sale of discontinued operations ...             1.23
                                                   ----------
 Loss before extraordinary items ...........            (3.37)
 Extraordinary item ........................            (0.19)
                                                   ----------
 Loss per common share .....................       $    (3.56)
                                                   ==========
 Weighted average number of common
  shares outstanding .......................           48,097

Other Data:
Pre-marketing cash flow from continuing
 operations:
 DBS .......................................       $  116,926         $  102,419         $  128,493
 Broadcast .................................            2,352              7,299              2,437
                                                   ----------         ----------         ----------
  Total pre-marketing cash flow from
    continuing operations ..................       $  119,278         $  109,718         $  130,930
                                                   ==========         ==========         ==========
Location cash flow from continuing
 operations ................................       $    7,632         $  (72,989)        $    9,719
Operating cash flow from continuing
 operations ................................            1,591            (78,964)             1,729
Capital expenditures .......................           36,080             11,355             17,737
Net cash provided by (used for):
 Operating activities ......................          (65,250)
 Investing activities ......................          (15,032)
 Financing activities ......................          346,730

                                                    Pegasus Communications
                                                          Corporation
                                                           Pro Forma
                                              -----------------------------------
                                                Year Ended
                                               December 31,    Nine Months Ended
                                                   1999        September 30, 2000
                                              --------------  -------------------
                                             (In thousands, except per share data)
Extraordinary gain (loss) from
 extinguishment of debt, net ...............

 Net income (loss) .........................
 Preferred stock dividends .................        42,248            26,888
                                                ----------        ----------
 Net income (loss) applicable to common
  shares ...................................    $ (487,020)       $ (296,114)
                                                ==========        ==========
Loss per common share:
 Loss from continuing operations ...........    $    (9.75)       $    (5.68)
 Income (loss) from discontinued
  operations ...............................
 Gain on sale of discontinued operations ...

 Loss before extraordinary items ...........
 Extraordinary item ........................
                                                ----------        ----------
 Loss per common share .....................    $    (9.75)       $    (5.68)
                                                ==========        ==========
 Weighted average number of common
  shares outstanding .......................        49,930            52,157

Other Data:
Pre-marketing cash flow from continuing
 operations:
 DBS .......................................    $  102,419        $  128,493
 Broadcast .................................         7,299             2,437
                                                ----------        ----------
  Total pre-marketing cash flow from
    continuing operations ..................    $  109,718        $  130,930
                                                ==========        ==========
Location cash flow from continuing
 operations ................................    $  (72,989)       $    9,719
Operating cash flow from continuing
 operations ................................       (78,964)            3,678
Capital expenditures .......................        12,839            32,493
Net cash provided by (used for):
 Operating activities ......................
 Investing activities ......................
 Financing activities ......................

                                                             Pegasus Communications Corporation
                                     -----------------------------------------------------------------------------------
                                                          As of December 31,
                                     -------------------------------------------------------------
                                                                                                            As of
                                        1995         1996        1997        1998         1999       September 30, 2000
                                     ----------  -----------  ----------  ----------  ------------  --------------------
                                                                       (In thousands)
Balance Sheet Data:
Cash and cash equivalents .........   $21,856     $   8,582    $ 45,269    $ 75,985    $   42,832        $   314,858
Working capital (deficiency) ......    17,566         6,430      32,347      37,889        (4,936)           203,586
Total assets ......................    95,770       173,680     380,862     886,310       945,332          2,930,015
Total debt (including current
 portion) .........................    82,896       115,575     208,355     559,029       684,414          1,128,915
Total liabilities .................    95,521       133,354     239,234     699,144       862,725          1,921,680
Redeemable preferred stock ........        --            --     111,264     126,028       142,734            195,853
Convertible preferred stock .......        --            --          --          --            --            300,000
Minority interest .................        --            --       3,000       3,000         3,000                877
Total common equity (deficit) .....       249        40,326      27,364      58,138       (63,127)           811,605



                                        Pegasus Satellite     Pegasus Communications
                                      Communications, Inc.          Corporation
                                            Pro Forma                Pro Forma
                                              As of                    As of
                                       September 30, 2000       September 30, 2000
                                     ----------------------  ------------------------
                                                      (In thousands)
Balance Sheet Data:
Cash and cash equivalents .........        $   312,708              $   314,208
Working capital (deficiency) ......            201,611                  202,936
Total assets ......................          2,810,660                2,929,365
Total debt (including current
 portion) .........................          1,128,915                1,128,915
Total liabilities .................          1,921,505                1,921,680
Redeemable preferred stock ........            162,588                   39,087
Convertible preferred stock .......                 --                  300,000
Minority interest .................                877                  163,465
Total common equity (deficit) .....            725,690                  505,133

     The historical information for Pegasus Communications is presented for comparative purposes, as it is the predecessor to both Pegasus Satellite and the new parent holding company to be named Pegasus Communications. Historical information for the year ended December 31, 1999 and for the nine months ended and at September 30, 2000 is the basis upon which the pro forma information for these periods is derived. The historical financial information for the years ended and at December 31, 1995, 1996, 1997, 1998 and 1999 have been derived from audited consolidated financial statements previously filed with the SEC. The historical financial information for the nine months ended and at September 30, 2000 have been derived from unaudited financial statements previously filed with the SEC. This unaudited information, in our opinion, contains all adjustments necessary for a fair presentation of the information. The financial information for the nine months ended and at September 30, 2000 should not be regarded as indicative of the results that may be expected for the entire year.

     Discontinued operations for all periods presented represent our cable segment that we sold in September 2000. Pro forma amounts for all periods exclude discontinued operations. The weighted average number of common shares outstanding and per common share amounts for the years ended 1995 through 1999 reflect the two-for-one split of our Class A and Class B common stock that was approved by the Board of Directors on May 10, 2000 and paid on May 30, 2000. Pro forma statement of operating data and other data exclude estimated nonrecurring expenses to be incurred within the next 12 months for the exchange offer, reorganization and associated recapitalization following completion of these transactions of $650,000.

     Pro forma statement of operating data and other data for the year ended December 31, 1999 for Pegasus Satellite and Pegasus Communications include the effects of our acquisition in May 2000 of Golden Sky, the new credit facility of our Pegasus Media & Communications subsidiary entered into in January 2000 and the effects of the exchange offer as if each had occurred at the beginning of the period. Pro forma statement of operating data and other data for the year ended December 31, 1999 for Pegasus Satellite exclude amounts associated with intellectual property assets, related liabilities and other assets and cash that are expected to be distributed by Pegasus Satellite to Pegasus Communications in the corporate reorganization. Pro forma statement of operating data and other data for the year ended December 31, 1999 for Pegasus Communications include the effects of four preferred stock offerings made in the first quarter of 2000 as if they had occurred at the beginning of the period.

     Pro forma statement of operating data and other data for the nine months ended September 30, 2000 for Pegasus Satellite and Pegasus Communications include the effects of our acquisition of Golden Sky and the effects of the exchange offer as if each had occurred at the beginning of the period. Pro forma statement of operating data and other data for the nine months ended September 30, 2000 for Pegasus Satellite exclude amounts associated with intellectual property assets, related liabilities and other assets and cash that are expected to be distributed by Pegasus Satellite to Pegasus Communications in the reorganization and preferred dividends associated with four preferred stock offerings. The dividends for these offerings are excluded because the related preferred stock is assumed not to be outstanding for Pegasus Satellite due to the recapitalization that Pegasus Satellite will undergo in connection with the reorganization.

     Pro forma balance sheet data as of September 30, 2000 for Pegasus Satellite and Pegasus Communications reflect the effects of the exchange offer. Pro forma balance sheet data as of September 30, 2000 for Pegasus Satellite exclude amounts outstanding at that date associated with intellectual property assets, related liabilities and other assets and cash of Pegasus Satellite expected to be distributed by Pegasus Satellite to Pegasus Communications in the reorganization. It includes the effects of the recapitalization that Pegasus Satellite will undergo in the reorganization and assumes that the exchange offer was completed on that date. Pro forma balance sheet data as of September 30, 2000 for Pegasus Communications also assumes that the exchange offer occurred on that date and reflects the new Series A preferred stock of Pegasus Satellite assumed to be outstanding at that date as a minority interest in Pegasus Communications.

     We use the terms pre-marketing cash flow and location cash flow in the financial data presented above. Pre-marketing cash flow of the DBS business is calculated by taking the DBS revenues and deducting from them their related programming, technical, general and administrative expenses. Location cash flow of the DBS business is its pre-marketing cash flow less DBS marketing and selling expenses. The DBS marketing and selling expenses are also known as subscriber acquisition costs. Subscriber acquisition costs are sales and marketing expenses incurred and promotional programming provided in connection with the addition of new DBS subscribers. Location cash flow for the broadcast television business is calculated by taking the broadcast revenues and deducting from them their related programming, technical, general and administrative and marketing and selling expenses.

     Pre-marketing cash and location cash flows are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing and location cash flows also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures or to react to changes in our industry or the economy generally. We believe that pre-marketing and location cash flows are important for the following reasons:

   o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

   o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

We refer you to the pro forma consolidated financial information included elsewhere in this offering memorandum.

                    PROPOSED HOLDING COMPANY REORGANIZATION

     Our board of directors has approved a reorganization of our current corporate structure. In our current structure, the company now named Pegasus Communications Corporation is the publicly-held parent corporation and it owns the stock of three principal groups of subsidiaries:

   o Pegasus Media & Communications, Inc., which conducts, through its own subsidiaries, our broadcast television business and most of our direct broadcast satellite business;

   o Golden Sky Holdings, Inc., which conducts, through its own subsidiaries, the remainder of our direct broadcast satellite business; and

   o other subsidiaries through which we conduct or are planning to conduct our broadband business and that hold the intellectual property rights we acquired from Personalized Media Communications, L.L.C. in January 2000.

     The first chart following this section illustrates our current corporate structure.

     Our publicly-held debt securities and existing Series A preferred stock impose on Pegasus Communications Corporation and its subsidiaries operating restrictions and other covenants -- including restrictions on debt incurrence and payment of dividends. These also affect Pegasus Media & Communications and its subsidiaries because they are "restricted subsidiaries." Golden Sky Holdings and the broadband and intellectual property subsidiaries, on the other hand, are unrestricted subsidiaries of Pegasus Communications Corporation.

     Our decision to reorganize our corporate structure is based on our belief that the broadband and intellectual property subsidiaries' status as unrestricted subsidiaries provides them with less than optimal flexibility for their potential future operations and financing needs. The effect of our restructuring is to create a new holding company that will replace Pegasus Communications Corporation as the publicly-held parent corporation and that will hold as separate subsidiaries Pegasus Communications Corporation -- renamed Pegasus Satellite Communications, Inc. -- and the intellectual property subsidiaries. Although we do not intend to do so as part of our proposed reorganization, we may in the future decide to transfer our broadband subsidiaries to the newly created public holding company. Pegasus Media & Communications and Golden Sky Holdings would continue to be subsidiaries of the newly renamed Pegasus Satellite Communications, Inc. The second chart following this section illustrates our proposed new corporate structure.

     In the reorganization, all common and preferred stock of Pegasus Communications Corporation will be exchanged for identical common and preferred stock of the new holding company. The new holding company will be renamed Pegasus Communications Corporation, and its Class A common stock will continue to be traded on the Nasdaq National Market under the symbol "PGTV."

     Completion of the reorganization is not subject to any regulatory filings or consents, except regulatory consents that we have already obtained. Our proposed reorganization does not require a vote by our shareholders and would not be a taxable event to us or to our shareholders.

     After the reorganization, Pegasus Communications Corporation -- renamed Pegasus Satellite Communications, Inc. -- will remain liable on its publicly-held debt securities. Neither the new holding company nor its intellectual property subsidiaries will be liable to pay these securities or subject to the covenants and restrictions contained in these securities. But because of the way we have structured the reorganization under Delaware law, the existing Series A preferred stock will become preferred stock of the new holding company.

     The purpose of the exchange offer is to permit the holders of the existing Series A preferred stock to retain securities of the same issuer they now hold. In that way, Pegasus Satellite (the existing company under its new name) will remain subject to the same restrictions and covenants that now benefit the holders of Series A preferred stock, but Pegasus Communications, the new holding company, and its intellectual property subsidiaries, and any new subsidiaries will not be subject to those restrictions and covenants. Series A holders who accept the exchange offer will continue their investment in the same company and will not become further "structurally subordinated" (beyond the subordination inherent in holding preferred stock rather than a debt security) by becoming investors in the new holding company. They will also be insulated to an extent from potential adverse developments in the business as a result of activities conducted by the intellectual property subsidiary. Conversely, they will not have access to Pegasus Communications' interest in the equity of its intellectual property subsidiary to satisfy their claims under the new Pegasus Satellite preferred stock, because the stock of this corporation will be distributed to the new holding company. We also intend to distribute approximately $1.5 million of cash to the new holding company to finance its initial operations.

     The following discussion describes our intellectual property assets, together with other assets that we plan to distribute to our new holding company. We currently have sufficient restricted payment capacity under our publicly-held debt securities to allow us to make these distributions. As we have stated above, we reserve the right not to distribute one or more of these assets to our new holding company and not to consummate the reorganization.

     We plan to deploy Ka band satellites in the next two to five years in connection with our broadband service offering. Currently, we have an application pending before the FCC to operate Ka band geostationary satellites at five different orbital locations. Two of these locations are for domestic full continental U.S. slots and three applications are for international slots. See Recent Developments -- Pegasus Communications Transactions -- Pending Ka License Application. Our goal is to acquire the necessary rights to at least one full continental U.S. Ka band orbital location. In addition, we are actively pursuing one or more opportunities for deployment of interim satellite broadband services beginning within the next quarter. We plan to use these interim services to build a customer base and potentially grow average revenue per subscriber across our entire subscriber base. We cannot assure you that the FCC will grant these licenses on terms that are favorable to us, if at all. If the FCC grants our application, we also cannot assure you that we will be able to secure the financing necessary to deploy these satellites or that the Ka band satellites will not fail or be impaired.

     We may also use terrestrial broadband licenses to provide our Internet broadband services. We are one of only two applicants currently competing for FCC licenses for a potential nationwide allocation of 500 MHz of spectrum in the 12 GHz band for terrestrial use. See Recent Developments -- Pegasus Communications Transactions -- Pending Terrestrial Broadband Licenses. The FCC has asked for public comment regarding the use of this spectrum for consumer-oriented subscription television distribution services and broadband services. We may use all or part of this spectrum to enhance our direct broadcast satellite and broadband service offerings. However, if licensed to the full 500 MHz, we would be capable of deploying a fully competitive, stand-alone multi-channel television service, although we have no current plans to do so. We cannot assure you that the FCC will grant our application on terms that are favorable to us, if at all. We also cannot assure you that we will be able to secure financing necessary to develop this terrestrial broadband delivery service or that the service will operate effectively, if at all.

     A number of factors could prevent or inhibit us from carrying out our broadband Internet plans as described above. These include technological issues, ability to develop and obtain products, market acceptance, competition and ability to obtain financing.

     The new holding company will also have certain intellectual property that we acquired in January 2000 from Personalized Media Communications. This intellectual property consists of seven issued U.S. patents and over 10,000 claims submitted in several hundred pending U.S. patent applications. It also consists of an exclusive license for the distribution of satellite based services using Ku band BSS frequencies at 101o, 110o and 119o orbital locations and Ka band FSS frequencies at the 99o, 101o, 103o and 125o orbital locations, which frequencies have been licensed by the FCC to affiliates of Hughes Electronics Corporation.

     Personalized Media also granted us the right to license on an exclusive basis and on favorable terms Personalized Media's patent portfolio in connection with other frequencies that may be licensed to us in the future. This license provides rights to all claims covered by Personalized Media's patent portfolio, including functionality for automating the insertion of programming at a direct broadcast satellite uplink, the enabling of pay-per-view buying, the authorization of receivers, the assembly of records of product and service selections made by viewers, including the communication of this information to billing and fulfillment operations, the customizing of interactive program guide features and functions made by viewers and the downloading of software to receivers by broadcasters.

     Although our board of directors has authorized and approved our proposed reorganization, we reserve the right to decide not to proceed with it or to effect it differently than as described above. If we decide not to consummate the reorganization, we will withdraw this exchange offer.

                                                     Current Corporate Structure

------------------------------------------------------------------------------------------------------------------------------------

                                                 Pegasus Communications Corporation
                                       (to be renamed Pegasus Satellite Communications, Inc.)

                                           Issuer of $115.0 million senior notes due 2005
                                           Issuer of $100.0 million senior notes due 2006
                                           Issuer of $155.0 million senior notes due 2007
                     Issuer of $162.6 million in liquidation preference (including accrued and unpaid dividends)
                                         of Series A cumulative exchangeable preferred stock
                     Issuer of $5.7 million in liquidation preference (excluding accrued and unpaid dividends)
                                    of Series B junior convertible participating preferred stock
                     Issuer of $300.0 million in liquidation preference of Series C convertible preferred stock
                     Issuer of $22.5 million in liquidation preference (excluding accrued and unpaid dividends)
                                    of Series D junior convertible participating preferred stock
                     Issuer of $10.0 million in liquidation preference (excluding accrued and unpaid dividends)
                                    of Series E junior convertible participating preferred stock

------------------------------------------------------------------------------------------------------------------------------------

        -----------------------------                   -----------------------                  -------------------------------
                Broadband and                                Pegasus Media                                  Golden Sky
            Intellectual property                                  &                                      Holdings, Inc.
                subsidiaries                              Communications, Inc.

                                                                                                 Guarantor of a $115.0 million
                                                                                                  revolving credit facility
                                                        Issuer of $85.0 million                    and a $35.0 million term
        (unrestricted subsidiaries of                     senior subordinated                            loan facility
            Pegasus Communications                          notes due 2005                        (unrestricted subsidiary of
                Corporation)                            Borrower under a $500.0                     Pegasus Communications
                                                        million credit facility                           Corporation)
        -----------------------------                   -----------------------                  -------------------------------

                                               -----------------     --------------------        -------------------------------
                                                    Pegasus            Pegasus Satellite                   Golden Sky
                                                   Broadcast            Television, Inc.                    DBS, Inc.
                                                Television, Inc.       and subsidiaries
                                               and subsidiaries       (direct broadcast            Issuer of $193.1 million
                                                                          satellite                     senior discount
                                                                         distributor)                   notes due 2007
                                               -----------------     --------------------        Guarantor of a $115.0 million
                                                                                                    revolving credit facility
                                                                                                    and a $35.0 million term
                                                                                                        loan facility
                                                                                                  (unrestricted subsidiary of
                                                                                                    Pegasus Communications
                                                                                                         Corporation)
                                                                                                 -------------------------------

                                                                                                 -------------------------------
                                                                                                           Golden Sky
                                                                                                          Systems, Inc.

                                                                                                   Issuer of $195.0 million
                                                                                                     senior subordinated
                                                                                                        notes due 2006
                                                                                                      Borrower under a
                                                                                                       $115.0 million
                                                                                                  revolving credit facility
                                                                                                   and a $35.0 million term
                                                                                                       loan facility
                                                                                                  (unrestricted subsidiary of
                                                                                                    Pegasus Communications
                                                                                                         Corporation)
                                                                                                 -------------------------------


                                    Corporate Structure After Reorganization and Exchange Offer

------------------------------------------------------------------------------------------------------------------------------------

                                                 Pegasus Communications Corporation

                     Issuer of $5.7 million in liquidation preference (excluding accrued and unpaid dividends)
                                    of Series B junior convertible participating preferred stock
                     Issuer of $300.0 million in liquidation preference of Series C convertible preferred stock
                     Issuer of $22.5 million in liquidation preference (excluding accrued and unpaid dividends)
                                    of Series D junior convertible participating preferred stock
                     Issuer of $10.0 million in liquidation preference (excluding accrued and unpaid dividends)
                                    of Series E junior convertible participating preferred stock

------------------------------------------------------------------------------------------------------------------------------------

----------------------------    ----------------------------------------------------------------------------------------------------
   Intellectual property                                           Pegasus Satellite Communications, Inc.
        subsidiary                                       (formerly named Pegasus Communications Corporation)

(unrestricted subsidiary of                                  Issuer of $115.0 million senior notes due 2005
  Pegasus Communications                                     Issuer of $100.0 million senior notes due 2006
       Corporation)                                          Issuer of $155.0 million senior notes due 2007
                                                           Issuer of $162.6 million in liquidation preference
----------------------------                              of Series A cumulative exchangeable preferred stock
                                                   (restricted subsidiary of Pegasus Communications Corporation)
                                ----------------------------------------------------------------------------------------------------

                                ------------------------------       -------------------------       -------------------------------
                                                                            Pegasus Media                      Golden Sky
                                          Broadband                               &                          Holdings, Inc.
                                         subsidiaries                   Communications, Inc.
                                                                                                      Guarantor of a $115.0 million
                                                                       Issuer of $85.0 million         revolving credit facility
                                (unrestricted subsidiaries of           senior subordinated            and a $35.0 million term
                                      Pegasus Satellite                   notes due 2005                     loan facility
                                     Communications, Inc.)             Borrower under a $500.0        (unrestricted subsidiary of
                                                                       million credit facility             Pegasus Satellite
                                                                                                         Communications, Inc.)

                                ------------------------------       -------------------------       -------------------------------

                                                            ------------------  -------------------  -------------------------------
                                                                 Pegasus         Pegasus Satellite             Golden Sky
                                                                Broadcast         Television, Inc.              DBS, Inc.
                                                             Television, Inc.    and subsidiaries
                                                             and subsidiaries    (direct broadcast      Issuer of $193.1 million
                                                                                     satellite              senior discount
                                                                                   distributor)              notes due 2007
                                                            ------------------  -------------------   Guarantor of a $115.0 million
                                                                                                       revolving credit facility
                                                                                                       and a $35.0 million term
                                                                                                             loan facility
                                                                                                      (unrestricted subsidiary of
                                                                                                            Pegasus Satellite
                                                                                                          Communications, Inc.)
                                                                                                     -------------------------------

                                                                                                     -------------------------------
                                                                                                               Golden Sky
                                                                                                              Systems, Inc.

                                                                                                        Issuer of $195.0 million
                                                                                                           senior subordinated
                                                                                                             notes due 2006
                                                                                                           Borrower under a
                                                                                                            $115.0 million
                                                                                                       revolving credit facility
                                                                                                       and a $35.0 million term
                                                                                                             loan facility
                                                                                                      (unrestricted subsidiary of
                                                                                                            Pegasus Satellite
                                                                                                          Communications, Inc.)
                                                                                                     -------------------------------


                  THE EXCHANGE OFFER AND CONSENT SOLICITATION


     In addition to the exchange offer discussed above, we are also seeking consents to the proposed amendments to the Pegasus Communications preferred stock certificate of designation, including the Pegasus Communications exchange notes indenture, in the consent solicitation. The primary purpose of the proposed amendments is to eliminate substantially all of the restrictive covenants in the Pegasus Communications preferred stock certificate of designation and the indenture. See Proposed Amendments to the Pegasus Communications Preferred Stock Certificate of Designation and Exchange Notes Indenture. The proposed amendments will become effective if adopted by the holders of a majority of the outstanding shares of Pegasus Communications preferred stock, but will not become operative until the settlement date.

Terms of the Exchange Offer


     Subject to the terms and conditions provided below, including if this exchange offer is supplemented or amended and the conditions in the accompanying letter of transmittal, we will accept any and all Pegasus Communications preferred stock validly tendered and not withdrawn before the exchange offer expiration date. Pegasus Satellite will be deemed to have accepted validly tendered preferred stock in the exchange offer and validly delivered consents in the consent solicitation when, as and if Pegasus Satellite has given oral or written notice of its acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of Pegasus Communications preferred stock for the purpose of receiving new Pegasus Satellite preferred stock from Pegasus Satellite. Holders who tender their Pegasus Communications preferred stock in the exchange offer and in accordance with the procedures described in this offering memorandum will be deemed to have consented to the proposed amendments to the Pegasus Communications preferred stock certificate of designation.

     We will issue one share of new Pegasus Satellite preferred stock in exchange for each outstanding share of Pegasus Communications preferred stock that would otherwise be issuable in the reorganization. We will not be required to consummate the exchange offer unless we receive tenders of at least a majority of the outstanding shares of Pegasus Communications preferred stock.

     As of the exchange offer expiration date, approximately $162.6 million in aggregate liquidation preference of the Pegasus Communications preferred stock is anticipated to be outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. Only a registered holder of the Pegasus Communications preferred stock or the holder's legal representative or attorney-in-fact, as reflected on the records of First Union National Bank, may participate in the exchange offer. There will be no fixed record date for determining which registered holders of the Pegasus Communications preferred stock may participate in the exchange offer.

Expiration; Extensions; Amendments; Appraisal Rights

     The exchange offer will expire at 5:00 p.m., New York City time, on January 18, 2001 unless we extend it in our sole discretion.

     To extend the exchange offer, we must notify the exchange agent and the registered holders of the Pegasus Communications preferred stock by mail or other means we select before 9:00 a.m., New York City time, on the next business day after the previously scheduled exchange offer expiration date.

     We may delay or end the exchange offer by notifying the exchange agent if the conditions to the offer described below are not satisfied. We will notify the holders by mail or other means we select of any such delay, extension or ending as promptly as practicable.

     We may amend the exchange offer in our discretion. If the amendment is material, we will promptly disclose the amendment in an offering memorandum supplement that we will distribute to registered holders.

     We will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     No appraisal rights are available to Pegasus Communications preferred stockholders in connection with the exchange offer.

The Consent Solicitation

     Concurrently with the exchange offer, Pegasus Satellite is soliciting consents from holders of the Pegasus Communications preferred stock with respect to the proposed amendments to the Pegasus Communications preferred stock certificate of designation. Holders of Pegasus Communications preferred stock who desire to accept the exchange offer must consent to the proposed amendments.

     The exchange offer is subject to, among other things, the condition that consents of holders representing a majority of the outstanding shares of Pegasus Communications preferred stock will have been received and not revoked on or before the consent expiration date. The consent expiration date will be January 18, 2001 if we have received the requisite consents by 5:00 p.m., New York City time, on that date. If we have not received the requisite consents by the consent expiration date, the consent expiration date will occur as soon thereafter as we receive the requisite consents. The proposed amendments will become effective upon receipt of the requisite consents, but will not become operative until consummation of the exchange offer. The primary purpose of the proposed amendments is to eliminate substantially all of the restrictive covenants in the Pegasus Communications preferred stock certificate of designation.

     The proposed amendments require the consent of holders of a majority of the outstanding shares of Pegasus Communications preferred stock. In addition, for any of the proposed amendments to become effective, the certificate of designation for the Pegasus Communications preferred stock, including the Pegasus Communications exchange notes indenture, must be amended by Pegasus Communications. See Proposed Amendments to the Pegasus Communications Preferred Stock Certificate of Designation and Exchange Notes Indenture and Offering Memorandum Summary -- Series A Preferred Stock.

     Upon receipt of the requisite consents from holders of Pegasus Communications preferred stock and the requisite tender of preferred stock, Pegasus Satellite will deliver the consents to the exchange agent along with a written certification that the requisite consents to the adoption of the proposed amendments have been received. After receipt by the exchange agent of the certification, in addition to any other documents the exchange agent may require, Pegasus Communications will amend the certificate of designation, and all consents to the proposed amendments previously received will be irrevocable. Except as explained under -- Guaranteed Delivery Procedures, consents from tendering holders of Pegasus Communications preferred stock will not be counted towards determining whether Pegasus Satellite has received the requisite consents unless Pegasus Satellite is prepared to accept the tender of Pegasus Communications preferred stock to which those consents relate or to waive any defects in the tender. Pegasus Satellite will not be obligated to accept tendered preferred stock unless, among other things, it has received the requisite consents to the adoption of the proposed amendments to the Pegasus Communications certificate of designation and exchange notes indenture.

     Pegasus Satellite will not be obligated to issue the new Pegasus Satellite preferred stock under the exchange offer unless, among other things, the requisite consents to the adoption of the proposed amendments have been received from the Pegasus Communications preferred stockholders. See -- Conditions of the Exchange Offer and Consent Solicitation.

     Only a registered holder of Pegasus Communications preferred stock can effectively deliver a consent to the proposed amendments. Under the terms of the Pegasus Communications preferred stock certificate of designation, subsequent transfers of Pegasus Communications preferred stock on the applicable security register for the preferred stock will not have the effect of revoking any consent previously given by the registered holder of the Pegasus Communications preferred stock. These consents will remain valid unless revoked by the transferee holder in accordance with the procedures described in this offering memorandum under the heading -- Withdrawal of Tenders and Revocation of Consents.

Procedures for Tendering and Consenting

     The tendering of Pegasus Communications preferred stock under the exchange offer and in accordance with the procedures described below will be deemed to constitute the delivery of a consent with respect to the preferred stock tendered.

     Only a registered holder of Pegasus Communications preferred stock may consent to the proposed amendments and tender Pegasus Communications preferred stock in the exchange offer. To tender, a holder must complete, sign and date the letter of transmittal including the consent to the proposed amendments. If required by the letter of transmittal, the holder must have the signatures on the letter of transmittal guaranteed by one of the eligible institutions we describe below. The holder must then deliver the letter of transmittal to the exchange agent at the address given in the letter. In addition:

   o the exchange agent must receive certificates for the tendered Pegasus Communications preferred stock along with the letter of transmittal;

   o the exchange agent must receive a confirmation of a book-entry transfer of the tendered Pegasus Communications preferred stock into the exchange agent's account at The Depository Trust Company before the end of the exchange offer; or

   o the holder must comply with the guaranteed delivery procedures described below.

     Holders who do not timely withdraw their tenders or consents will have agreed with the terms and conditions discussed in this offering memorandum and in the letter of transmittal.

     Holders select the method of delivery of Pegasus Communications preferred stock and the letter of transmittal and all other required documents to the exchange agent at their own risk. We recommend that holders use a properly insured overnight or hand delivery service instead of the mails. Holders should allow sufficient time to assure delivery to the exchange agent before the end of the offer. Holders must not send a letter of transmittal or Pegasus Communications preferred stock to Pegasus Satellite or to Pegasus Communications. Holders may ask their respective brokers, dealers, commercial banks, trust companies or nominees to complete the transaction for them.

     Holders of Pegasus Communications preferred stock will not be able to validly tender in the exchange offer unless they consent to the proposed amendments. Tendering holders who sign the letter of transmittal or tender through the Automated Tender Offer Program will be deemed to have consented to the proposed amendments.

     Any beneficial owner whose Pegasus Communications preferred stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If the beneficial owner wishes to tender on the owner's own behalf, then before completing and executing the letter of transmittal and delivering the owner's Pegasus Communications preferred stock, the owner must either register ownership of the Pegasus Communications preferred stock in the owner's name or obtain a properly completed stock power from the registered holder. The transfer of registered ownership may take considerable time.

     An eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal described below unless the Pegasus Communications preferred stock is tendered:

   o by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the letter of transmittal; or

   o for the account of an eligible institution.

     The following are eligible institutions:

   o a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

   o a commercial bank or trust company having an office or correspondent in the United States; or

   o an eligible guarantor institution within the meaning of SEC Rule 17Ad-15 that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

     If a person other than the registered holder of any Pegasus Communications preferred stock signs the letter of transmittal, the Pegasus Communications preferred stock must be endorsed or accompanied by a properly completed stock power signed by the registered holder in the same manner as the registered holder's name appears on the preferred stock.

     If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person or entity acting in a fiduciary or representative capacity is signing the letter of transmittal or any Pegasus Communications preferred stock or stock powers, the person should so indicate when signing. Unless we waive this requirement, those persons should submit evidence of their authority with the letter of transmittal.

     The exchange agent and The Depository Trust Company have confirmed that any financial institution that is a participant in The Depository Trust Company's system may tender Pegasus Communications preferred stock through The Depository Trust Company's Automated Tender Offer Program.

     We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Pegasus Communications preferred stock. Our determination will be final and binding. We may reject any and all Pegasus Communications preferred stock not properly tendered or any Pegasus Communications preferred stock our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Pegasus Communications preferred stock.

     Our interpretation of the terms and conditions of the exchange offer and consent solicitation, including the instructions in the letter of transmittal, will be final and binding. A holder must cure any defects or irregularities in connection with tenders of Pegasus Communications preferred stock within the time frame that we will determine. Although we intend to notify holders of defects or irregularities, no one will incur any liability for failure to notify. A tender will not be effective until the holder has cured or we have waived any defects or irregularities.

Return of Pegasus Communications Preferred Stock

     If we reject any tendered Pegasus Communications preferred stock, or if holders withdraw Pegasus Communications preferred stock or submit them for a greater liquidation preference than the holders desire to exchange, or if less than a majority of the outstanding shares of Pegasus Communications preferred stock is tendered and we do not waive the condition or the new holding company reorganization is not completed, we will return Pegasus Communications preferred stock without expense to the tendering holder as promptly as practicable. If the holder tenders by book-entry transfer into the exchange agent's account at The Depository Trust Company, the holder's Pegasus Communications preferred stock will be credited to an account maintained with The Depository Trust Company.

Book-Entry Transfer

     The exchange agent will request to establish an account for the Pegasus Communications preferred stock at The Depository Trust Company. Any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of Pegasus Communications preferred stock by causing the depository to transfer the participant's Pegasus Communications preferred stock into the exchange agent's account at The Depository Trust Company. Although holders may deliver Pegasus Communications preferred stock through book-entry transfer, holders must transmit, and the exchange agent must receive, the letter of transmittal, with any required signature guarantees and any other required documents at the address given below on or before the end of this offer or under the guaranteed delivery procedures described below.

     The exchange agent and The Depository Trust Company have confirmed that the exchange offer is eligible for the Automated Tender Offer Program. To effectively tender preferred stock that is held through The Depository Trust Company, The Depository Trust Company participants, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, may electronically transmit their acceptance through the program, thereby providing their consents to the proposed amendments, and The Depository Trust Company will then verify the acceptance and send an agent's message to the exchange agent for its acceptance. Delivery of tendered preferred stock must be made to the exchange agent under the book-entry delivery procedures described below.

     The term "agent's message" means a message transmitted by The Depository Trust Company and received by the exchange agent and forming part of a book-entry confirmation that states that The Depository Trust Company has received an express acknowledgment from a participant in The Depository Trust Company tendering preferred stock that is the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that Pegasus Satellite may enforce the agreement against the participant. Delivery of the agent's message by The Depository Trust Company will satisfy terms of the exchange offer and consent solicitation as to execution and delivery of a letter of transmittal by the participant identified in the agent's message.

Guaranteed Delivery Procedures

     Holders who wish to tender their Pegasus Communications preferred stock and whose Pegasus Communications preferred stock is not immediately available or who cannot deliver their Pegasus Communications preferred stock, the letter of transmittal or any other required documents to the exchange agent before the end of the exchange offer, may effect a tender if all of the following conditions are satisfied:

   o the holder tenders through an eligible institution;

   o before the end of the exchange offer, the exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery substantially in the form provided by us. This form must provide the name and address of the holder, the certificate number(s) of the holder's shares of Pegasus Communications preferred stock and the liquidation preference of Pegasus Communications preferred stock tendered. This form must further state that a tender is being made and must guarantee that, within three business days after the expiration of this offer, an eligible institution will deposit the letter of transmittal together with the certificate(s) representing the Pegasus Communications preferred stock in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal with the exchange agent; and

   o the exchange agent receives within three business days of the end of the offer the properly executed letter of transmittal or facsimile of the letter of transmittal, and the certificate(s) representing all tendered Pegasus Communications preferred stock in proper form for transfer and all other documents required by the letter of transmittal.

     Upon request, the exchange agent will send a notice of guaranteed delivery to holders who wish to tender their Pegasus Communications preferred stock according to the guaranteed delivery procedures.

Withdrawal of Tenders and Revocation of Consents

     Tenders of Pegasus Communications preferred stock under the exchange offer may be withdrawn and consents may be revoked at any time until the requisite consents have been delivered by Pegasus Satellite to the exchange agent and the amendment to the Pegasus Communications preferred stock certificate of designation has been executed. Once those consents have been delivered and the amendments executed, tenders may only be withdrawn and consents may only be revoked if the exchange offer is terminated without any Pegasus Communications preferred stock being accepted for exchange under the exchange offer. The withdrawal of Pegasus Communications preferred stock before 5:00 p.m., New York City time, on the consent expiration date in accordance with the procedures provided in this offering memorandum will effect a revocation of the related consent. For a holder of Pegasus Communications preferred stock to revoke a consent, the holder must withdraw the related tendered preferred stock.

     For the withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal or revocation at its address provided below before the consent expiration date. The notice of withdrawal or revocation must:

   o specify the name of the person who deposited the Pegasus Communications preferred stock to be withdrawn or granted the consent to be revoked;

   o identify the Pegasus Communications preferred stock to be withdrawn or with respect to which consent is to be revoked, including the certificate number or numbers and liquidation preference of the Pegasus Communications preferred stock;

   o be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Pegasus Communications preferred stock was tendered and consent granted including any required signature guarantees; and

   o if Pegasus Communications preferred stock has been tendered or consents delivered under the book-entry procedures described above, specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn preferred stock.

     We will determine all questions as to the validity, form and eligibility, including time of receipt, of those notices. We will deem preferred stock withdrawn not to have been validly tendered for purposes of the exchange offer. No new Pegasus Satellite preferred stock will be issued with respect to withdrawn tenders unless the Pegasus Communications preferred stock so withdrawn are validly retendered. Properly withdrawn Pegasus Communications preferred stock may be retendered by following one of the procedures described above at any time before the exchange offer ends.

Conditions of the Exchange Offer and Consent Solicitation

     If the exchange offer violates applicable law, rule or regulation or an applicable interpretation of the SEC's staff, we will not accept for exchange any Pegasus Communications preferred stock and may end the exchange offer before we accept any Pegasus Communications preferred stock. If we determine that any of these violations may be present, we can extend or amend the exchange offer and attempt to cure the problem. Pegasus Satellite will not be required to accept any Pegasus Communications preferred stock for exchange, and may terminate or amend the exchange offer and consent solicitation before acceptance of any Pegasus Communications preferred stock, if the exchange offer has not been consummated. See -- Expiration; Extensions; Amendments; Appraisal Rights above for a discussion of the relevant procedures.

     In addition, we may terminate, extend or amend the exchange offer or the consent solicitation and may postpone the acceptance of Pegasus Communications preferred stock tendered and consents that have been delivered on or before the exchange offer expiration date if any of the following occurs:

     o The minimum tender of Pegasus Communications preferred stock has not been satisfied.

     o The requisite consents have not been validly delivered or are revoked.

     o The new holding company reorganization has not been completed.

     o The certificate of designation containing the proposed amendments has not been executed.

     o Any action is taken or threatened or is pending before any governmental, regulatory or administrative agency or authority or by any court or tribunal or any statute, rule, regulation, judgment, order stay, decree or injunction proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the exchange offer or consent solicitation, which:

       -- in Pegasus Satellite's sole judgment, might directly or indirectly prohibit, prevent, restrict or delay consummation of the exchange offer or consent solicitation or otherwise relates to either the exchange offer or consent solicitation;

       -- in Pegasus Satellite's sole judgment, could affect materially and adversely the business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects of Pegasus Satellite; or

       -- in Pegasus Satellite's sole judgment, could materially impair the contemplated benefits of the exchange offer or consent solicitation to Pegasus Satellite or be material to holders of the Pegasus Communications preferred stock in deciding whether to accept the exchange offer or consent solicitation.

     o Any event affecting the business or financial affairs of Pegasus Satellite that, in the sole judgment of Pegasus Satellite, would or might result in any of the consequences referred to above has occurred or is likely to occur.

     o One of the following has occurred:

       -- any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets or any other significant adverse change in United States securities or financial markets;

       -- any significant adverse change in the price of the Pegasus
          Communications preferred stock;

       -- a material impairment in the trading market for securities generally;

       -- a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory);

       -- a declaration of a national emergency or commencement of a war, armed hostilities or other national or international crises directly or indirectly involving the United States;

       -- any limitation (whether or not mandatory) by any government or regulatory authority on, or any other event that, in the sole judgment of Pegasus Satellite, might affect the nature or extension of credit by banks or other financial institutions;

       -- any significant change in United States currency exchange rates or a suspension of, or limitation on, the markets for currency exchange rates (whether or not mandatory); or

       -- in the case of any of the foregoing existing at the time of the commencement of the exchange offer and consent solicitation, in the sole judgment of Pegasus Satellite, a material acceleration, escalation or worsening of the foregoing.


     o There is, in our sole judgment, any actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which Pegasus Satellite or Pegasus Communications is a party, or by which either of them is bound) to the acceptance of new Pegasus Satellite preferred stock in exchange for Pegasus Communications preferred stock, or to the scope, validity or effectiveness of the consents solicited using this offering memorandum.

     o Any event affecting the business or financial affairs of Pegasus Satellite has occurred or is likely to occur that, in the sole judgment of Pegasus Satellite, could prevent, restrict or delay consummation of the exchange offer or the consent solicitation or materially impair the contemplated benefits of the exchange offer and the consent solicitation.

     We may assert any of the foregoing conditions in our sole discretion regardless of the circumstances giving rise to the condition. In addition, we may waive any of the foregoing conditions in whole or in part.

Termination

     In addition to the conditions listed above, we may terminate the exchange offer or consent solicitation for any business reason we determine, in our sole discretion. If we terminate the exchange offer for any reason, we will return your preferred stock as soon as practicable after the date of termination at no cost to you. If we terminate this exchange offer, the proposed amendments will not take effect.

Exchange Agent

     We have appointed First Union National Bank as exchange agent. Questions and requests for assistance, requests for additional copies of this offering memorandum or of the letter of transmittal and requests for notice of guaranteed delivery should be directed to First Union National Bank as follows:


By Mail:                             By Hand/Overnight Express:          By Facsimile:
                                                                         (704) 590-7628
First Union National Bank            First Union National Bank
1525 West W.T. Harris Blvd., 3C3     1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28288                  Charlotte, NC 28262
Attention: Michael Klotz             Attention: Michael Klotz            To confirm receipt:
Telephone: (704) 590-7408            Telephone: (704) 590-7408           (704) 590-7408

Dealer Manager/Solicitation Agent

     Pegasus Satellite has retained CIBC World Markets Corp. to act as the dealer manager and solicitation agent in connection with the exchange offer and consent solicitation. In this capacity, the dealer manager may contact holders of Pegasus Communications preferred stock and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this offering memorandum and related materials to beneficial owners of the Pegasus Communications preferred stock.

     Subject to the terms of the Dealer Manager Agreement dated December 19, 2000, between Pegasus Satellite and the dealer manager, Pegasus Satellite will reimburse the dealer manager for its reasonable out-of-pocket expenses in connection with the exchange offer and consent solicitation. Pegasus Satellite has agreed to indemnify the dealer manager and its affiliates against certain liabilities under federal or state securities laws caused by, relating to or arising out of the exchange offer and consent solicitation.

     At any time, the dealer manager may trade the new Pegasus Satellite preferred stock for its own account or for the accounts of customers and, accordingly, may hold a long or short position on the new Pegasus Satellite preferred stock.

     Any holder that has questions concerning the terms of the exchange offer and the consent solicitation may contact the dealer manager at the address and telephone number provided on the back cover of this offering memorandum.

     An affiliate of CIBC World Markets is one of the lenders under Pegasus Media & Communications' credit facility. Affiliates of the dealer manager have in the past acted as agents and lenders to Pegasus Satellite or its subsidiaries, and as underwriters for their securities and may act in such capacities in connection with future credit facilities, and have and expect to receive customary fees and commissions for their services. CIBC World Markets has also from time to time provided financial advisory services to Pegasus Satellite and has received customary fees and expenses for its services.

     CIBC World Markets has performed the following services for Pegasus
Satellite:

     o provided a fair market value appraisal in connection with the merger of Digital Television Services, Inc. into a wholly-owned subsidiary of Pegasus Satellite and the designation of Digital Television Services as a restricted subsidiary;

     o served as an initial purchaser in Pegasus Satellite's Rule 144A offering of $300.0 million in aggregate liquidation preference of Series C convertible preferred stock;

     o acted as a dealer manager in connection with an offer by Pegasus Satellite to exchange its 12 1/2% Series A senior notes due 2007 for senior subordinated notes of Digital Television Services and DTS Capital, Inc. and a related consent solicitation;

     o issued letters of credit in connection with bridge financing obtained by Pegasus Satellite;

     o provided fairness opinions to Pegasus Satellite and/or its affiliates in connection with certain intercompany loans and other intercompany transactions;

     o acted as lender in connection with the Pegasus Media & Communications credit facility;

     o provided a fairness opinion in connection with the Golden Sky merger;

     o acted as administrative agent in connection with a credit facility of Digital Television Services;

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

     o acted as underwriter in Pegasus Satellite's 1999 equity offering; and

     o agreed to purchase any and all Golden Sky notes tendered in response to Golden Sky's offers to purchase the notes.

     In the first nine months of 2000 and during 1999, for services rendered, Pegasus Satellite or its subsidiaries paid to CIBC World Markets an aggregate of $4.4 million and $940,000, respectively, in fees. Pegasus Satellite believes that all fees paid to CIBC World Markets in connection with the transactions described above were customary. Pegasus Satellite anticipates that it or its subsidiaries may engage the services of CIBC World Markets in the future, although no such engagement is currently contemplated. William P. Phoenix, a Managing Director of CIBC World Markets, is a director of Pegasus Communications and Pegasus Satellite.

Fees and Expenses; Accounting Treatment

     We will bear the expenses of soliciting tenders and consents. We are making the principal solicitation by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers, regular employees and affiliates.

     No fee, commission or discount has been or will be paid or allowed to any broker, dealer or other person, other than the dealer manager and exchange agent, in connection with the exchange offer or the consent solicitation.

     We will pay the cash expenses we incur in the exchange offer reorganization and associated recapitalization and consent solicitation. These nonrecurring expenses are estimated in the aggregate to be approximately $650,000. These expenses include registration fees, fees and expenses of the dealer manager and the exchange agent, accounting and legal fees and printing costs, among others. These nonrecurring expenses are expected to be incurred within the next 12 months following the completion of the above described transactions and charged to our results of operations.

     We will pay all transfer taxes, if any, applicable to the exchange of Pegasus Communications preferred stock. If, however, a transfer tax is imposed for any reason other than the exchange of the Pegasus Communications preferred stock, then the amount of these transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from these taxes with the letter of transmittal, we will bill the taxes directly to the tendering holder.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


Federal Income Tax Consequences of the Exchange Offer to Tendering Owners.

     The following discussion summarizes certain material United States federal income tax consequences of the exchange offer to owners of Pegasus Communications preferred stock. The discussion is based on the Internal Revenue Code, Treasury regulations promulgated under it, IRS rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change at any time by legislative, judicial or administrative action. Any such change may be applied retroactively. We have not sought and will not seek any rulings from the IRS, nor have we sought or received any opinion of counsel, with respect to any of the matters discussed in this offering memorandum. The following discussion does not address consequences to owners who do not accept the exchange offer.

     Persons who accept the exchange offer will be treated for federal income tax purposes as having, in substance, transferred Pegasus Communications preferred stock directly for new Pegasus Satellite preferred stock. Because the new Pegasus Satellite preferred stock will be issued by the same issuer (albeit with a changed name) as the Pegasus Communications preferred stock and will have terms that are identical in substance to the Pegasus Communications preferred stock, the transfer of the Pegasus Communications preferred stock for the new Pegasus Satellite preferred stock will not be considered an exchange of property differing materially either in kind or extent and, therefore, will not be a taxable event. Accordingly, a tendering owner will recognize no gain or loss on the receipt of new Pegasus Satellite preferred stock, will have the same basis in the new Pegasus Satellite preferred stock as in the Pegasus Communications preferred stock, and will have a holding period in the new Pegasus Satellite stock that includes the holding period in the Pegasus Communications preferred stock.

PROPOSED AMENDMENTS TO THE PEGASUS COMMUNICATIONS PREFERRED STOCK CERTIFICATE
                  OF DESIGNATION AND EXCHANGE NOTES INDENTURE

     The proposed amendments are provided in the amended certificate of designation and exchange notes indenture, which Pegasus Satellite will provide upon any Pegasus Communications preferred stockholder's request. Upon Pegasus Satellite's receipt of consents representing a majority of the outstanding shares of Pegasus Communications preferred stock, the amended certificate of designation, including the indenture, will become effective. The amended certificate of designation and indenture, if adopted, will be binding on all Pegasus Communications preferred stockholders who do not tender their preferred stock in the exchange offer. The proposed amendments will not become operative, however, until the settlement date. The proposed amendments, if adopted and operative, will eliminate substantially all of the covenants in the Pegasus Communications preferred stock certificate of designation and exchange notes indenture other than the covenants to pay dividends accrued on the Pegasus Communications preferred stock when due, pay the interest on the exchange notes, if issued, the obligations to repurchase preferred stock upon a change of control and the obligation to repurchase the exchange notes, if issued, upon a change of control. The following are summaries of the proposed amendments. For more complete information regarding the Pegasus Communications preferred stock certificate of designation and exchange notes indenture, you should consult the Pegasus Communications preferred stock certificate of designation, the amended certificate of designation, the exchange notes indenture and the amended exchange notes indenture, all of which will be provided to you by Pegasus Satellite upon request.

     The proposed amendments to the Pegasus Communications preferred stock certificate of designation and exchange note indenture would eliminate covenants that currently prohibit or restrict the ability of Pegasus Communications and some or all of its subsidiaries, subject to specified exceptions, to:


     o declare or pay any dividend or make any payment or distribution on account of Pegasus Communications' securities ranking on a parity with or junior to the Pegasus Communications preferred stock or on account of specified stock of its subsidiaries, or make any payment or distribution to or for the benefit of holders of Pegasus Communications' securities ranking on a parity with or junior to the Pegasus Communications preferred stock or the holders of specified stock of its subsidiaries, other than some dividends or distributions payable in Pegasus Communications' equity;

     o acquire or retire for value any securities ranking on a parity with or junior to the Pegasus Communications preferred stock or that of any direct or indirect affiliate of Pegasus Communications;

     o make any payment on, or acquire or retire for value any securities ranking junior to the Pegasus Communications preferred stock, except payments of the junior stock's liquidation preference at final maturity;

     o make any loan, advance, capital contribution to or other investment in, or guarantee any obligation of, any affiliate of Pegasus Communications;

     o forgive loans or make any advancement to or other obligation of any affiliate of Pegasus Communications;

     o make so-called restricted investments;

     o incur any indebtedness, issue any equity interest with redemption rights maturing earlier than the mandatory redemption date of the Pegasus Communications preferred stock or exchange notes, if issued, or permit any subsidiaries to do so unless, in each case, Pegasus Communications' debt to operating cash flow ratio would be 7.0 to 1 or less;

     o consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another entity;

     o dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any agreement with, or for the benefit of, any affiliate unless the transaction is on terms that are no less favorable to Pegasus Communications or the relevant "restricted subsidiary" than those that would have resulted from a transaction with an unrelated party;

     o cause to exist or become effective any encumbrance or restriction on the ability of any restricted subsidiary to:

      -- pay dividends or make any other distributions to Pegasus Communications or any of its restricted subsidiaries (a) on its capital stock or (b) with respect to any other interest or participation in, or measured by, its profits;

      -- pay any indebtedness owed to Pegasus Communications or any of its restricted subsidiaries;

      -- make loans or advances to Pegasus Communications or any of its restricted subsidiaries; or

      -- transfer any of its properties or assets to Pegasus Communications or any of its restricted subsidiaries.

     o dispose of less than all of the capital stock of any wholly owned restricted subsidiary of Pegasus Communications;

     o allow certain subsidiaries to issue any of their equity interests to any entity other than to Pegasus Communications or a wholly-owned restricted subsidiary of Pegasus Communications;

     o sell assets other than in the ordinary course of business or issue equity interests resulting in proceeds of more than $1 million, unless the proceeds are used to reduce debt or acquire another business in Pegasus Communications' line of business, and unless:

      -- Pegasus Communications or the restricted subsidiary receives consideration at the time of the asset sale or equity issuance at least equal to the fair value of the assets or equity interests disposed of; and

      -- at least 85% of the consideration received by Pegasus Communications or the restricted subsidiary is in the form of cash;

     o make any payment on, acquire or retire for value any debt that is subordinated to the exchange notes, if issued, except at final maturity;

     o in the case of the exchange notes, if issued, incur any lien on any asset, or any income or profits from those assets except specified liens, or assign or convey any right to receive income from those assets;

     o designate a restricted subsidiary as an unrestricted subsidiary unless, in the case of the preferred stock, the designation does not trigger the preferred stockholders' voting rights and, in the case of the exchange notes, the designation does not cause a default or an event of default;

     o discontinue the corporate existence, rights, licenses or franchises of Pegasus Communications or any of its restricted subsidiaries; or

     o offer to purchase the Pegasus Communications preferred stock or the exchange notes, if issued, in the event of a change of control.

     Both the certificate of designation and the indenture currently require Pegasus Communications, whether or not required by the SEC's rules and regulations and for so long as any preferred stock or exchange notes are outstanding, to:

     o furnish to the holders of preferred stock or exchange notes, if issued:

      -- all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Pegasus Communications were required to file the forms, and a report on the annual information by Pegasus Communications' certified independent accountants; and

      -- all current reports that would be required to be filed with the SEC on Form 8-K if Pegasus Communications were required to file the reports.

     o file a copy of all such information and reports with the SEC for public availability and make the information available to securities analysts and prospective investors upon request. In addition to the financial information required by the Exchange Act, each such quarterly and annual report will be required to contain summarized financial information.

     The revised certificate of designation would eliminate these requirements.

     The definitions relating solely to the eliminated covenants will be eliminated. Some other sections of the Pegasus Communications preferred stock certificate of designation and the exchange notes indenture may be amended to reflect the elimination of the foregoing covenants.

     The proposed amendments would not eliminate covenants that currently require Pegasus Communications and some or all of its subsidiaries, to do the following:

     o pay accrued dividends on the Pegasus Communications preferred stock in the manner provided in the certificate of designation;

     o pay accrued interest on the Pegasus Communications exchange notes, if issued, in the manner provided for in the indenture;

     o maintain an office or agency for notice purposes; and

     o not to claim the benefit of any stay or extension law or usury law that would prohibit or forgive payment of accrued dividends under the Pegasus Communications preferred stock or accrued interest under the exchange notes indenture.

     In addition, substantially all of the conditions to legal and covenant defeasance in the exchange notes indenture would be eliminated, including the condition that Pegasus Communications must deliver to the trustee an opinion of counsel confirming that holders of Pegasus Communications exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of defeasance.

     As a result of the proposed amendments, the only remaining conditions to legal or covenant defeasance would be:

     o that Pegasus Communications irrevocably deposit with the trustee under the exchange notes indenture for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government securities, or a combination of the two, in amounts sufficient to pay the principal of, premium, if any, and interest on the outstanding exchange notes, if any, on the stated maturity or applicable redemption date; and

     o that Pegasus Communications deliver an officer's certificate to the trustee of the exchange notes indenture stating that all conditions precedent to the legal or covenant defeasance have been satisfied.

     The proposed amendments to the Pegasus Communications preferred stock certificate of designation require the consent of holders of a majority of the outstanding shares of the Pegasus Communications preferred stock. In addition, for any of the proposed amendments to the certificate of designation to become effective, Pegasus Communications must execute an amended certificate of designation. See The Exchange Offer and Consent Solicitation -- Conditions of the Exchange Offer and Consent Solicitation and Offering Memorandum Summary -- Summary of Securities Offered. In addition, the consents are subject to a number of conditions. These are discussed above in The Exchange Offer and Consent Solicitation -- Conditions of the Exchange Offer and Consent Solicitation.

     If the proposed amendments become effective:

     o Pegasus Communications, as soon as practicable, will transmit a notice describing the amendments to the certificate of designation to all registered holders of Pegasus Communications preferred stock that remain outstanding; and

     o non-tendering holders will hold their Pegasus Communications preferred stock under the Pegasus Communications preferred stock certificate of designation, as amended by the proposed amendments, whether or not that holder consented to the proposed amendments.

     Consents given by holders of Pegasus Communications preferred stock tendered but rejected by us will not be counted for the purpose of determining whether the requisite consents have been obtained.

     Only a registered holder can effectively deliver a consent to the proposed amendments. Under the terms of the Pegasus Communications preferred stock certificate of designation, subsequent transfers of Pegasus Communications preferred stock on the applicable security register for the Pegasus Communications preferred stock will not have the effect of revoking any consent previously given by the registered holder of the Pegasus Communications preferred stock. Those consents will remain valid unless revoked by the transferee holder in accordance with the procedures described in this offering memorandum under the heading The Exchange Offer and Consent Solicitation -- Withdrawal of Tenders and Revocation of Consents.

    DESCRIPTION OF NEW PEGASUS SATELLITE PREFERRED STOCK AND EXCHANGE NOTES

Description of Series A Preferred Stock

General

     The following is a summary of some of the terms of the new Pegasus Satellite preferred stock we are offering through this offering memorandum. The terms of the new Pegasus Satellite preferred stock will be contained in the certificate of designation. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, Pegasus Satellite's amended and restated certificate of incorporation and the certificate of designation for the new Pegasus Satellite preferred stock. Some of the capitalized terms used in this summary are defined in -- Certain Definitions.

     Substantially all of Pegasus Satellite's operations are conducted through its Subsidiaries, which means that Pegasus Satellite depends on its Subsidiaries' cash flow to meet its obligations, including those created by the new Pegasus Satellite preferred stock. Pegasus Satellite's rights to its Subsidiaries' assets effectively will be subordinated to the claims of its Subsidiaries' creditors. On a pro forma basis, as of September 30, 2000, Pegasus Satellite's aggregate Indebtedness and other obligations that effectively would rank senior in right of payment to the obligations of Pegasus Satellite under the new Pegasus Satellite preferred stock were approximately $1.3 billion. See Risk Factors -- Risk of Investing in the New Pegasus Satellite Preferred Stock and Exchange Notes -- Our Substantial Indebtedness Could Affect Your New Investment.

     Under the certificate of designation, approximately 162,588 shares of new Pegasus Satellite preferred stock with a liquidation preference of $1,000 per share will be authorized for issuance, plus additional shares as necessary for the payment of dividends on the preferred stock. The new Pegasus Satellite preferred stock will, when issued, be fully paid and nonassessable, and its holders will have no preemptive rights.

     The new Pegasus Satellite preferred stock's liquidation preference is not necessarily indicative of the price at which shares of the new Pegasus Satellite preferred stock will actually trade at or after the time of its issuance, and the new Pegasus Satellite preferred stock may trade at prices below its liquidation preference. You can expect the market price of the new Pegasus Satellite preferred stock to fluctuate with changes in the financial markets and economic conditions, Pegasus Satellite's financial condition and prospects and other factors that generally influence the market prices of securities. See Risk Factors -- Risk of Investing in the New Pegasus Satellite Preferred Stock and Exchange Notes -- Absence of a Public Market for the New Pegasus Satellite Preferred Stock

     The transfer agent for the new Pegasus Satellite preferred stock will be First Union National Bank unless and until Pegasus Satellite selects a successor.

Ranking

     The new Pegasus Satellite preferred stock will rank senior in right of payment to all other classes or series of Pegasus Satellite's Capital Stock as to dividends and upon Pegasus Satellite's liquidation, dissolution or winding up. The certificate of designation will provide that Pegasus Satellite may not, without the consent of the holders of a majority of the then outstanding shares of new Pegasus Satellite preferred stock, authorize, create or issue any class or series of Capital Stock ranking on a parity with the new Pegasus Satellite preferred stock or any Obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of securities ranking on a parity with the new Pegasus Satellite preferred stock. The certificate of designation will provide that Pegasus Satellite may not, without the consent of the holders of at least two-thirds of the then outstanding shares of new Pegasus Satellite preferred stock, authorize, create or issue any class or series of Capital Stock ranking senior to the new Pegasus Satellite preferred stock or any Obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of securities ranking senior to the new Pegasus Satellite preferred stock.

Dividends

     The new Pegasus Satellite preferred stockholders will be entitled to receive, when, as and if dividends are declared by the board of directors out of Pegasus Satellite's funds legally available for the payment of dividends, cumulative preferential dividends from July 1, 2000 accruing at the rate of 12 3/4% per annum, payable semi-annually in arrears on each January 1 and July 1 or, if those dates fall on a non-business day, then on the next succeeding business day, to the holders of record as of the immediately preceding December 15 and June 15, respectively. Dividends are payable in cash, except that on each dividend payment date occurring on or before January 1, 2002, dividends may be paid, at Pegasus Satellite's option, by the issuance of additional shares of new Pegasus Satellite preferred stock (including fractional shares) having an aggregate liquidation preference equal to the amount of dividends payable. The issuance of the additional shares of new Pegasus Satellite preferred stock will constitute payment of the related dividend for all purposes of the certificate of designation. Dividends payable on the new Pegasus Satellite preferred stock will be computed on the basis of a 360-day year consisting of twelve 30-day months and will be deemed to accrue on a daily basis.

     Dividends on the new Pegasus Satellite preferred stock will accrue whether or not Pegasus Satellite has earnings or profits, whether or not there are funds legally available for the payment of the dividends and whether or not dividends are declared. Dividends will accumulate to the extent they are not paid on the dividend payment date for the period to which they relate. Accumulated unpaid dividends will bear interest at a per annum rate 200 basis points in excess of the annual dividend rate on the new Pegasus Satellite preferred stock. The certificate of designation will provide that Pegasus Satellite will take all actions required or permitted under the Delaware General Corporation Law to permit the payment of dividends on the new Pegasus Satellite preferred stock, including, without limitation, through the revaluation of its assets in accordance with the Delaware General Corporation Law, to make or keep funds legally available for the payment of dividends.

     No dividend will be declared or paid upon, nor any sum set apart for the payment of dividends upon, any outstanding share of the new Pegasus Satellite preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of the dividend, upon all outstanding shares of new Pegasus Satellite preferred stock. Unless full cumulative dividends on all outstanding shares of new Pegasus Satellite preferred stock for all past dividend periods have been declared and paid, or declared and a sufficient sum for payment set apart, then:

     o no dividend (other than a dividend payable solely in shares of any class of stock ranking junior to the new Pegasus Satellite preferred stock as to the payment of dividends and as to rights in Pegasus Satellite's liquidation, dissolution or winding up of its affairs) will be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of securities ranking junior to the new Pegasus Satellite preferred stock;

     o no other distribution will be declared or made upon, or any sum set apart for the payment of any distribution upon, any shares of securities ranking junior to the new Pegasus Satellite preferred stock, other than a distribution consisting solely of securities ranking junior to the new Pegasus Satellite preferred stock;

     o no shares of securities ranking junior to the new Pegasus Satellite preferred stock will be purchased, redeemed or otherwise acquired or retired for value (excluding an exchange for shares of other securities ranking junior to the new Pegasus Satellite preferred stock) by Pegasus Satellite or any of its Subsidiaries; and

     o no monies will be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition or retirement for value of any shares of securities ranking junior to the new Pegasus Satellite preferred stock by Pegasus Satellite or any of its Subsidiaries.

     Holders of the new Pegasus Satellite preferred stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of the full cumulative dividends as described in this offering memorandum.

     Any future credit agreements or other agreements relating to Indebtedness to which Pegasus Satellite becomes a party may restrict Pegasus Satellite's ability to pay dividends on the new Pegasus Satellite preferred stock.

Voting Rights

     Holders of record of shares of the new Pegasus Satellite preferred stock will have no voting rights, except as required by law and as provided in the certificate of designation. The certificate of designation will provide that if any of the following "Voting Rights Triggering Events" occur, the number of members of Pegasus Satellite's board of directors immediately and automatically will increase by two, and the holders of a majority of the outstanding shares of new Pegasus Satellite preferred stock, voting as a separate class, will be entitled to elect two members to Pegasus Satellite's board of directors:

     o the accumulation of accrued and unpaid dividends on the outstanding new Pegasus Satellite preferred stock in an amount equal to three full semi-annual dividends (whether or not consecutive);

     o Pegasus Satellite's failure to satisfy any mandatory redemption or repurchase obligation (including, without limitation, under any required Change of Control offer) with respect to the new Pegasus Satellite preferred stock;

     o Pegasus Satellite's failure to make a Change of Control offer on the terms and in accordance with the provisions described below under the caption -- Change of Control;

     o Pegasus Satellite's failure to comply with any of the other covenants or agreements provided in the certificate of designation and the continuance of that failure for 60 consecutive days or more; or

     o default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Pegasus Satellite or any of its Subsidiaries (or the payment of which is guaranteed by Pegasus Satellite or any of its Subsidiaries) whether or not the Indebtedness or Guarantee now exists, which Default:

      -- is caused by a failure to pay principal of or premium, if any, or interest on the Indebtedness before the expiration of the grace period provided in the Indebtedness on the date of the default; or

      -- results in the acceleration of the Indebtedness before its express maturity and, in each case, the principal amount of the Indebtedness, together with the principal amount of any other Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $5.0 million or more.

     Voting rights arising as a result of a Voting Rights Triggering Event will continue until all dividends in arrears on the new Pegasus Satellite preferred stock are paid in full and all other Voting Rights Triggering Events have been cured or waived.

     In addition, as provided above under -- Ranking, Pegasus Satellite may not authorize, create (by way of reclassification or otherwise) or issue:

     o any securities ranking on a parity with the new Pegasus Satellite preferred stock, or any Obligation or security convertible into or evidencing the right to purchase any securities ranking on a parity with the new Pegasus Satellite preferred stock without the affirmative vote or consent of the holders of a majority of the then outstanding shares of new Pegasus Satellite preferred stock, voting as a separate class; and

     o any securities ranking senior to the new Pegasus Satellite preferred stock, or any Obligation or security convertible into or evidencing the right to purchase securities ranking senior to the new Pegasus Satellite preferred stock, without the affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of new Pegasus Satellite preferred stock, voting as a separate class.

Exchange

     Pegasus Satellite may, at its option, on any dividend payment date, exchange, in whole, but not in part, the then outstanding shares of new Pegasus Satellite preferred stock for 12 3/4% senior subordinated exchange notes; provided, that:

     o on the date of the exchange there are no accumulated and unpaid dividends on the new Pegasus Satellite preferred stock (including the dividend payable on that date) or other contractual impediments to the exchange;

     o there are legally available funds sufficient to pay the dividends due on that date;

     o no Voting Rights Triggering Event has occurred and is continuing at the time of the exchange;

     o immediately after giving effect to the exchange, no Default or Event of Default would exist under the exchange note indenture, and no default or event of default would exist under any material instrument governing Indebtedness outstanding at the time;

     o the exchange note indenture has been qualified under the Trust Indenture Act, if this qualification is required at the time of exchange; and

     o Pegasus Satellite has delivered a written opinion to the exchange note trustee to the effect that all conditions to be satisfied before the exchange have been satisfied.

     The exchange notes will be issuable in principal amounts of $1,000 and integral multiples of $1,000 to the extent possible, and will also be issuable in principal amounts less than $1,000 so that each holder of new Pegasus Satellite preferred stock will receive certificates representing the entire amount of exchange notes to which the holder's shares of new Pegasus Satellite preferred stock entitle the holder; provided that Pegasus Satellite may pay cash in lieu of issuing an exchange note having a principal amount less than $1,000. Notice of the intention to exchange will be sent by or on behalf of Pegasus Satellite not more than 60 days nor less than 30 days before the exchange date, by first class mail, postage prepaid, to each holder of record of new Pegasus Satellite preferred stock at its registered address. In addition to any information required by law or by the applicable rules of any exchange upon which the new Pegasus Satellite preferred stock may be listed or admitted to trading, the notice will state:

     o the exchange date;

     o the place or places where certificates for the shares are to be surrendered for exchange, including any procedures applicable to exchanges to be accomplished through book-entry transfers; and

     o that dividends on the shares of new Pegasus Satellite preferred stock to be exchanged will cease to accrue on the exchange date.

     If notice of any exchange has been properly given, and if on or before the exchange date the exchange notes have been duly executed and authenticated and an amount in cash or additional shares of new Pegasus Satellite preferred stock, as applicable, equal to all accrued and unpaid dividends, if any, on the new Pegasus Satellite preferred stock through the exchange date has been deposited with the transfer agent, then on and after the close of business on the exchange date, the shares of new Pegasus Satellite preferred stock to be exchanged will no longer be deemed to be outstanding. After that time, the new Pegasus Satellite preferred stock may be issued in the same manner as the other authorized but unissued new Pegasus Satellite preferred stock, but not as Series A preferred stock, and all rights of the preferred stockholders as stockholders of Pegasus Satellite will cease, except the right of the holders to receive, upon surrender of their certificates, the exchange notes and all accrued and unpaid dividends, if any, on the new Pegasus Satellite preferred stock through the exchange date.

Redemption

     Mandatory Redemption

     On January 1, 2007, Pegasus Satellite will be required to redeem (subject to the legal availability of funds for the redemption) all outstanding shares of new Pegasus Satellite preferred stock at a price in cash equal to the liquidation preference of the new Pegasus Satellite preferred stock, plus accrued and unpaid dividends, if any, to the date of redemption. Pegasus Satellite will not be required to make sinking fund payments with respect to the new Pegasus Satellite preferred stock. The certificate of designation will provide that Pegasus Satellite will take all actions required or permitted under Delaware law to permit the redemption.

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     Optional Redemption

     The new Pegasus Satellite preferred stock may not be redeemed at Pegasus Satellite's option before January 1, 2002. The new Pegasus Satellite preferred stock may be redeemed, in whole or in part, at Pegasus Satellite's option on or after January 1, 2002, at the redemption prices specified below (expressed as percentages of the liquidation preference of the new Pegasus Satellite preferred stock), in each case, together with accrued and unpaid dividends, if any, to the date of redemption, upon not less than 30 nor more than 60 days' prior written notice, if redeemed during the 12-month period commencing on January 1 of each of the years set forth below:

                                                          Redemption
                 Year                                        Rate
                 ----                                        ----

                 2002 .................................   106.375%
                 2003 .................................   104.250%
                 2004 .................................   102.125%
                 2005 and thereafter ..................   100.000%


Liquidation Rights

     Upon any voluntary or involuntary liquidation, dissolution or winding up of Pegasus Satellite's affairs or reduction or decrease in its Capital Stock resulting in a distribution of assets to the holders of any class or series of Pegasus Satellite's Capital Stock, each holder of new Pegasus Satellite preferred stock will be entitled to payment out of Pegasus Satellite's assets available for distribution, an amount equal to the liquidation preference per share of new Pegasus Satellite preferred stock held by the holder. The holder will also be entitled to accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution, winding up or reduction or decrease in Capital Stock, before any distribution is made on any securities ranking junior to the new Pegasus Satellite preferred stock, including, without limitation, common stock of Pegasus Satellite. After payment in full of the liquidation preference and all accrued dividends, if any, to which holders of new Pegasus Satellite preferred stock are entitled, the holders will not be entitled to any further participation in any distribution of Pegasus Satellite's assets. However, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of Pegasus Satellite's property or assets, nor the consolidation or merger of Pegasus Satellite with or into one or more corporations will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of Pegasus Satellite or reduction or decrease in Capital Stock, unless the sale, conveyance, exchange or transfer occurs in connection with a liquidation, dissolution or winding up of Pegasus Satellite's business or reduction or decrease in Capital Stock.

     The certificate of designation will not contain any provision requiring funds to be set aside to protect the new Pegasus Satellite preferred stock's liquidation preference, although the liquidation preference will be substantially in excess of the new Pegasus Satellite preferred stock's par value.

Change of Control

     Upon a Change of Control, each new Pegasus Satellite preferred stockholder will have the right to require Pegasus Satellite to repurchase all or any part of the holder's new Pegasus Satellite preferred stock under the offer described below at an offer price in cash equal to 101% of the aggregate liquidation preference of the new Pegasus Satellite preferred stock plus accrued and unpaid dividends, if any, on the new Pegasus Satellite preferred stock through the date of purchase. However, a holder requiring redemption of less than all of its new Pegasus Satellite preferred stock cannot exercise this right with respect to any fractional shares.

     The certificate of designation will provide that within 30 days following any Change of Control, Pegasus Satellite will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase all outstanding shares of new Pegasus Satellite preferred stock under the procedures required by the certificate of designation and described in the notice. Pegasus Satellite will comply


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with the requirements of Rule l4e-1 under the Exchange Act and any other securities laws and regulations under the Exchange Act to the extent those laws and regulations are applicable in connection with the repurchase of the new Pegasus Satellite preferred stock as a result of a Change of Control.

     On the Change of Control payment date, Pegasus Satellite will, to the extent lawful:

     o accept for payment all shares of new Pegasus Satellite preferred stock or portions of shares properly tendered under the Change of Control offer;

     o deposit with the paying agent an amount equal to the Change of Control payment in respect of all shares of new Pegasus Satellite preferred stock or portions of shares so tendered; and

     o deliver or cause to be delivered to the transfer agent the shares of new Pegasus Satellite preferred stock so accepted together with an officers' certificate stating the aggregate liquidation preference of the shares of new Pegasus Satellite preferred stock or portions of shares being purchased by Pegasus Satellite.

     The paying agent will promptly mail to each holder of new Pegasus Satellite preferred stock so tendered the Change of Control payment for the new Pegasus Satellite preferred stock, and the transfer agent will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new certificate representing the shares of new Pegasus Satellite preferred stock equal in liquidation preference amount to any unpurchased portion of the shares of new Pegasus Satellite preferred stock surrendered, if any. The certificate of designation will provide that, before complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, Pegasus Satellite will either repay all outstanding Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Indebtedness to permit the repurchase of new Pegasus Satellite preferred stock required by this covenant. Pegasus Satellite will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control payment date.

     The Change of Control provisions described above will apply whether or not any other provisions of the certificate of designation apply. Except as described above with respect to a Change of Control, the certificate of designation does not contain provisions that permit the holders of the new Pegasus Satellite preferred stock to require that Pegasus Satellite repurchase or redeem the new Pegasus Satellite preferred stock in the event of a takeover, recapitalization or similar transaction.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Pegasus Satellite and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, a holder of new Pegasus Satellite preferred stock's ability to require Pegasus Satellite to repurchase the new Pegasus Satellite preferred stock as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Pegasus Satellite and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

     The Pegasus Media & Communications credit facility, the Golden Sky credit facility, the Pegasus Media & Communications notes, the Golden Sky DBS notes and the Golden Sky Systems notes -- each as described in Description of Certain Indebtedness -- restrict most of Pegasus Satellite's current Subsidiaries from paying any dividends or making any other distribution to Pegasus Satellite. The 1999 notes, the 1998 notes and the 1997 notes -- each as described in Description of Certain Indebtedness -- also restrict Pegasus Satellite's ability to purchase the new Pegasus Satellite preferred stock. Thus, if a Change of Control occurs, Pegasus Satellite could seek the consent of its Subsidiaries' lenders and of its noteholders to the purchase of the new Pegasus Satellite preferred stock or could attempt to refinance the borrowings that contain the restrictions. If Pegasus Satellite does not obtain the consent or repay the borrowings, Pegasus Satellite will likely not have the financial resources to purchase the new Pegasus Satellite preferred stock and the Subsidiaries will be restricted in paying dividends to Pegasus Satellite for the purchase. In any event, we cannot assure you that Pegasus Satellite's Subsidiaries will have the resources available to make the dividend or distribution. In that case, Pegasus Satellite's failure to make a Change of Control offer when required or to

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

purchase tendered shares of new Pegasus Satellite preferred stock would constitute a Voting Rights Triggering Event under the certificate of designation. See Risk Factors -- Risk of Investing in the New Pegasus Satellite Preferred Stock and Exchange Notes -- If a Change of Control Occurs, We May Be Unable to Refinance Our Publicly Held Debt, Bank Debt and Preferred Stock and -- We Are Restricted from Paying Cash Dividends and from Redeeming New Pegasus Satellite Preferred Stock and -- Your Right to Receive Liquidation and Dividend Payments on the New Pegasus Satellite Preferred Stock is Junior to Our Existing and Future Indebtedness and to All of the Liabilities of Our Subsidiaries.

     Any future credit agreements or other agreements relating to Indebtedness to which Pegasus Satellite becomes a party may prohibit Pegasus Satellite from purchasing any new Pegasus Satellite preferred stock before its maturity, and may also provide that some Change of Control events with respect to Pegasus Satellite would constitute a default under the credit agreements or other agreements. If a Change of Control occurs at a time when Pegasus Satellite is prohibited from purchasing new Pegasus Satellite preferred stock, Pegasus Satellite could seek the consent of its lenders to the purchase of new Pegasus Satellite preferred stock or could attempt to refinance the borrowings that contain the prohibition. If Pegasus Satellite does not obtain the consent or repay the borrowings, Pegasus Satellite will remain prohibited from purchasing new Pegasus Satellite preferred stock. In that case, the holders of a majority of the outstanding shares of new Pegasus Satellite preferred stock, voting as a separate class, may be entitled to elect two members to the board of directors of Pegasus Satellite. See Risk Factors -- Risk of Investing in the New Pegasus Satellite Preferred Stock and Exchange Notes -- We are Restricted from Paying Cash Dividends and from Redeeming New Pegasus Satellite Preferred Stock and -- If a Change of Control Occurs, We May Be Unable to Refinance Our Publicly Held Debt, Bank Debt and Preferred Stock.

     Pegasus Satellite will not be required to make a Change of Control offer to the holders of new Pegasus Satellite preferred stock upon a Change of Control if a third party makes the Change of Control offer described above in the manner, at the times and otherwise in compliance with the requirements provided in the certificate of designation and purchases all shares of new Pegasus Satellite preferred stock validly tendered and not withdrawn under the Change of Control offer.

Certain Covenants

     Restricted Payments

     The certificate of designation will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

     o declare or pay any dividend or make any payment or distribution on account of Pegasus Satellite's securities ranking on a parity with the new Pegasus Satellite preferred stock or securities ranking junior to the new Pegasus Satellite preferred stock (including, without limitation, any payment in connection with any merger or consolidation involving Pegasus Satellite) or on account of any Qualified Subsidiary Stock or make any payment or distribution to or for the benefit of the direct or indirect holders of Pegasus Satellite's securities ranking on a parity with the new Pegasus Satellite preferred stock or securities ranking junior to the new Pegasus Satellite preferred stock or the direct or indirect holders of any Qualified Subsidiary Stock in their capacities as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Pegasus Satellite);

     o purchase, redeem or otherwise acquire or retire for value any securities ranking on a parity with the new Pegasus Satellite preferred stock or securities ranking junior to the new Pegasus Satellite preferred stock of Pegasus Satellite or any direct or indirect parent of Pegasus Satellite or other Affiliate of Pegasus Satellite (other than any Equity Interests owned by Pegasus Satellite or any of its Restricted Subsidiaries and other than the acquisition of Equity Interests in Subsidiaries of Pegasus Satellite solely in exchange for Equity Interests (other than Disqualified Stock) of Pegasus Satellite);

     o make any payment on, or purchase, redeem, defease or otherwise acquire or retire for value any securities ranking junior to the new Pegasus Satellite preferred stock, except payments of the new Pegasus Satellite preferred stock's liquidation preference at final maturity;

     o make any loan, advance, capital contribution to or other investment in, or guarantee any obligation of, any Affiliate of Pegasus Satellite other than a Permitted Investment;

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

     o forgive any loan or advance to or other obligation of any Affiliate of Pegasus Satellite (other than a loan or advance to or other obligation of a Wholly Owned Restricted Subsidiary) that at the time made was not a Restricted Payment that was permitted to be made; or

     o make any Restricted Investment (together with the payments and actions described in the five preceding clauses, "Restricted Payments"),

     unless, at the time of and immediately after giving effect to the Restricted Payment:

     o no Voting Rights Triggering Event has occurred and is continuing or would occur as a consequence of the Restricted Payment;

     o Pegasus Satellite would be permitted to incur $1.00 of additional Indebtedness under the Indebtedness to Adjusted Operating Cash Flow Ratio described in the first paragraph of the covenant described under the caption -- Incurrence of Indebtedness and Issuance of Preferred Stock; and

     o the Restricted Payment, together with the aggregate of all other Restricted Payments made by Pegasus Satellite and its Restricted Subsidiaries after January 27, 1997, is less than the sum of:

      -- an amount equal to the Cumulative Operating Cash Flow for the period
         (taken as one accounting period) from the beginning of the first full month commencing after January 27, 1997 to the end of Pegasus Satellite's most recently ended fiscal quarter for which internal financial statements are available at the time of the Restricted Payment less 1.4 times Pegasus Satellite's Cumulative Total Interest Expense for that period; plus

      -- 100% of the aggregate net cash proceeds and, in the case of proceeds consisting of assets constituting or used in a Permitted Business, 100% of the fair market value of the aggregate net proceeds other than cash received since January 27, 1997 (1) by Pegasus Satellite as capital contributions to Pegasus Satellite (other than from a Subsidiary) or
         (2)from Pegasus Satellite's sale (other than to a Subsidiary) of its Equity Interests (other than Disqualified Stock); plus

      -- without duplication, to the extent that any Restricted Investment that was made after January 27, 1997 is sold for cash or otherwise liquidated or repaid for cash, the Net Proceeds received by Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite upon the sale of the Restricted Investment; plus

      -- without duplication, to the extent that any Unrestricted Subsidiary is designated by Pegasus Satellite as a Restricted Subsidiary, an amount equal to the fair market value of the Investment at the time of the designation; plus

      -- $2.5 million.

     The foregoing provisions will not prohibit:

     o the payment of any dividend within 60 days after the date on which the dividend is declared, if at the date of declaration the payment would have complied with the provisions of the certificate of designation;

     o the redemption, repurchase, retirement or other acquisition of any Equity Interests of Pegasus Satellite in exchange for, or out of the net proceeds of, the substantially concurrent sale (other than to a Subsidiary of Pegasus Satellite) of other Equity Interests of Pegasus Satellite (other than any Disqualified Stock); provided that the amount of the net proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition will be excluded from net cash proceeds referred to in the second clause in the calculation of the sum to be compared to the sum of Pegasus Satellite's Restricted Payments, above;

     o Pegasus Satellite's payment of advances under the Split Dollar Agreement in an amount not to exceed $250,000 in any four-quarter period;

     o the repurchase or redemption from employees of Pegasus Satellite and its Subsidiaries (other than the Principal) of Pegasus Satellite's Capital Stock in an amount not to exceed an aggregate of $3.0 million;

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     o the payment of dividends on the new Pegasus Satellite preferred stock in accordance with the new Pegasus Satellite preferred stock's terms as in effect on the closing date of the exchange offer;

     o the issuance of exchange notes in exchange for shares of the new Pegasus Satellite preferred stock; provided that the issuance is permitted by the covenant described below under the caption -- Incurrence of Indebtedness and Issuance of Preferred Stock; and

     o if Pegasus Satellite elects to issue exchange notes in exchange for new Pegasus Satellite preferred stock, cash payments made in lieu of the issuance of exchange notes having a face amount less than $1,000 and any cash payments representing accrued and unpaid dividends in respect of the new Pegasus Satellite preferred stock, not to exceed $100,000 in the aggregate in any fiscal year.

     The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) proposed to be transferred by Pegasus Satellite or the applicable Restricted Subsidiary, as the case may be, net of any liabilities proposed to be assumed by the transferee and novated under a written agreement releasing Pegasus Satellite and its Subsidiaries. Not later than the date of making any Restricted Payment, Pegasus Satellite must deliver to its board of directors an officers' certificate stating that the Restricted Payment is permitted and providing the basis upon which the calculations required by this covenant were computed, which calculations may be based upon Pegasus Satellite's latest available financial statements.

     The board of directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Voting Rights Triggering Event. For purposes of making that determination, all outstanding Investments by Pegasus Satellite and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be Restricted Payments at the time of the designation (valued as set forth below) and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All of those outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of the Investments at the time of the designation. The designation will be permitted only if the Restricted Payment would be permitted at that time and if the Restricted Subsidiary would otherwise meet the definition of an Unrestricted Subsidiary.

     Incurrence of Indebtedness and Issuance of Preferred Stock

     The certificate of designation will provide that Pegasus Satellite may not, and may not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and may not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock (other than Qualified Subsidiary Stock); provided, however, that (a) Pegasus Satellite may incur Indebtedness (including Acquired
Debt) or issue shares of Disqualified Stock and (b) a Restricted Subsidiary of Pegasus Satellite may incur Indebtedness (including Acquired Debt) or issue shares of preferred stock (including Disqualified Stock) if, in each case, Pegasus Satellite's Indebtedness to Adjusted Operating Cash Flow Ratio as of the date on which the Indebtedness is incurred or the Disqualified Stock or preferred stock is issued would have been 7.0 to 1 or less, determined on a pro forma basis (including a pro forma application of the net proceeds from the issuance), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, as of the date of the calculation.

     The foregoing provisions will not apply to:

     o the incurrence by Pegasus Satellite's Unrestricted Subsidiaries of Non-Recourse Debt or the issuance by those Unrestricted Subsidiaries of preferred stock; provided, however, that if any of the Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary or any of the preferred stock becomes preferred stock (other than Qualified Subsidiary Stock) of a Restricted Subsidiary, as the case may be, the event will be deemed to constitute an incurrence of Indebtedness by or an issuance of preferred stock (other than Qualified Subsidiary Stock) of, as the case may be, a Restricted Subsidiary of Pegasus Satellite;

     o the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Indebtedness under one or more Bank Facilities, so long as the aggregate principal amount at any time outstanding of Indebtedness incurred pursuant to this clause does not exceed $50.0 million;

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

     o the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of the Existing Indebtedness;

     o the incurrence by Pegasus Satellite of Indebtedness under the exchange notes;

     o the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Pegasus Satellite and any of its Wholly Owned Restricted Subsidiaries; provided, however, that any subsequent issuance or transfer of Equity Interests that result in any such Indebtedness being held by a Person other than Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite, and any sale or other transfer of the Indebtedness to a Person that is not either Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite will be deemed, in each case, to constitute an incurrence of that Indebtedness by Pegasus Satellite or the Restricted Subsidiary, as the case may be;

     o the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of Pegasus Satellite or the Restricted Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

     o the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the certificate of designation to be incurred; and

     o the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Indebtedness, in addition to Indebtedness permitted by any other clause of this paragraph, in an aggregate principal amount at any time outstanding not to exceed $5.0 million.

     If an item of Indebtedness is permitted to be incurred on the basis of the first paragraph of this covenant and also on the basis of one or more of the eight clauses above, or is permitted to be incurred on the basis of two or more of the eight clauses above, then Pegasus Satellite will classify the basis on which the item of Indebtedness is incurred. If an item of Indebtedness is repaid with the proceeds of an incurrence of other Indebtedness (whether from the same or a different creditor), Pegasus Satellite may classify the other Indebtedness as having been incurred on the same basis as the Indebtedness being repaid or on a different basis permitted under this covenant. For purposes of this paragraph, "Indebtedness" includes Disqualified Stock and preferred stock of Subsidiaries. Accrual of interest and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

     Merger, Consolidation or Sale of Assets

     The certificate of designation will provide that Pegasus Satellite may not consolidate or merge with or into (whether or not Pegasus Satellite is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless:

     o Pegasus Satellite is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than Pegasus Satellite) or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state in the United States or the District of Columbia;

     o the new Pegasus Satellite preferred stock will be converted into or exchanged for and will become shares of the successor, transferee or resulting Person, having in respect of the successor, transferee or resulting Person the same powers, preferences and relative participating, optional or other special rights and the qualifications, limitations or restrictions on the new Pegasus Satellite preferred stock, that the new Pegasus Satellite preferred stock had immediately before the transaction;

     o immediately after the transaction no Voting Rights Triggering Event exists; and

     o Pegasus Satellite or the entity or Person formed by or surviving any such consolidation or merger (if other than Pegasus Satellite), or to which the sale, assignment, transfer, lease, conveyance or other


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     disposition shall have been made will, at the time of the transaction and after giving pro forma effect to the transaction as if it had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness under the Indebtedness to Adjusted Operating Cash Flow Ratio provided in the first paragraph of the covenant described under the caption -- Incurrence of Indebtedness and Issuance of Preferred Stock.

     Transactions with Affiliates

     The certificate of designation will provide that Pegasus Satellite may not, and may not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

     o the Affiliate Transaction is on terms that are no less favorable to Pegasus Satellite or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Pegasus Satellite or the Restricted Subsidiary with an unrelated Person; and

     o Pegasus Satellite delivers to the holders:

      -- with respect to any Affiliate Transaction or series of related
         Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the board of directors provided in an officers' certificate certifying that the Affiliate Transaction complies with the first clause above and that the Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors and a majority of the Independent Directors; and

      -- with respect to any Affiliate Transaction or series of related
         Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to Pegasus Satellite or the Restricted Subsidiary of the Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing; provided that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, engage in any Affiliate Transaction involving aggregate consideration in excess of $1.0 million at any time that there is not at least one Independent Director on Pegasus Satellite's board of directors; and provided further that the following will not be considered to be Affiliate Transactions:

     o any employment agreement entered into by Pegasus Satellite or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Pegasus Satellite or the Restricted Subsidiary;

     o transactions between or among Pegasus Satellite and/or its Restricted Subsidiaries;

     o the payment of any dividend on, or the issuance of the exchange notes in exchange for, the new Pegasus Satellite preferred stock, provided that the dividends are paid on a pro rata basis and the exchange notes are issued in accordance with the certificate of designation; and

     o transactions permitted by the provisions of the covenant described under the caption -- Certain Covenants -- Restricted Payments.

     Dividend and Other Payment Restrictions Affecting Subsidiaries

     The certificate of designation will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

     o (1) pay dividends or make any other distributions to Pegasus Satellite or any of its Restricted Subsidiaries (a) on its Capital Stock; or (b) with respect to any other interest or participation in, or measured by, its profits, or (2) pay any indebtedness owed to Pegasus Satellite or any of its Restricted Subsidiaries;

     o make loans or advances to Pegasus Satellite or any of its Restricted Subsidiaries; or

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

     o transfer any of its properties or assets to Pegasus Satellite or any of its Restricted Subsidiaries, except for encumbrances or restrictions existing under or by reason of:

      -- the terms of any Indebtedness permitted by the certificate of designation to be incurred by any Subsidiary of Pegasus Satellite;

      -- Existing Indebtedness as in effect on January 27, 1997;

      -- applicable law;

      -- any instrument governing Indebtedness or Capital Stock of a Person acquired by Pegasus Satellite or any of its Restricted Subsidiaries as in effect at the time of the acquisition (except to the extent the Indebtedness was incurred in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired; or

      -- by reason of customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business and consistent with past practices.

     Limitation on Issuances and Sales of Capital Stock of Wholly Owned Restricted Subsidiaries

     The certificate of designation will provide that Pegasus Satellite:

     o will not, and will not permit any Wholly Owned Restricted Subsidiary of Pegasus Satellite to, transfer, convey, sell or otherwise dispose of any Capital Stock (other than Qualified Subsidiary Stock) of any Wholly Owned Restricted Subsidiary of Pegasus Satellite to any Person (other than Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite), unless the transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of the Wholly Owned Restricted Subsidiary; and

     o will not permit any Wholly Owned Restricted Subsidiary of Pegasus Satellite to issue any of its Equity Interests (other than Qualified Subsidiary Stock and, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite.

     Reports

     The certificate of designation will provide that, whether or not required by the SEC's rules and regulations, so long as any shares of new Pegasus Satellite preferred stock are outstanding, Pegasus Satellite will furnish to the holders of new Pegasus Satellite preferred stock:

     o all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Pegasus Satellite were required to file the Forms, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual information by Pegasus Satellite's certified independent accountants; and

     o all current reports that would be required to be filed with the SEC on Form 8-K if Pegasus Satellite were required to file the reports.

     In addition, whether or not required by the SEC's rules and regulations, Pegasus Satellite will file a copy of all the above listed information and reports with the SEC for public availability (unless the SEC will not accept the filing) and make the information available to securities analysts and prospective investors upon request. In addition to the financial information required by the Exchange Act, each such quarterly and annual report will be required to contain "summarized financial information" (as defined in Rule 1-02(aa)(1) of Regulation S-X under the Exchange Act) and will also include Adjusted Operating Cash Flow for Pegasus Satellite and its Restricted Subsidiaries, on a consolidated basis, where Adjusted Operating Cash Flow for Pegasus Satellite is calculated in a manner consistent with the manner described under the definition of "Adjusted Operating Cash Flow" contained in this offering memorandum. The summarized financial information required under the preceding sentence may, at Pegasus Satellite's election, be included in the

                                       65
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footnotes to Pegasus Satellite's audited consolidated financial statements or unaudited quarterly financial statements and will be as of the same dates and for the same periods as the consolidated financial statements of Pegasus Satellite and its Subsidiaries required under the Exchange Act.

Transfer and Exchange

     A holder may transfer or exchange new Pegasus Satellite preferred stock in accordance with the certificate of designation if the requirements of the transfer agent for the transfer or exchange are met. The transfer agent may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Pegasus Satellite may require a holder to pay any taxes and fees required by law or permitted by the certificate of designation.

Amendment, Supplement and Waiver

     Except as provided in the next two succeeding paragraphs, and subject to the Delaware General Corporation Law, the certificate of designation may be amended with the consent of the holders of a majority of outstanding shares of the new Pegasus Satellite preferred stock, and any existing Voting Rights Triggering Event or compliance with any provision of the certificate of designation may be waived with the consent of the holders of a majority of outstanding shares of new Pegasus Satellite preferred stock.

     Notwithstanding the foregoing, without the consent of each holder affected, an amendment or waiver may not (with respect to any shares of new Pegasus Satellite preferred stock held by a non-consenting holder):

     o alter the voting rights with respect to the new Pegasus Satellite preferred stock or reduce the number of shares of new Pegasus Satellite preferred stock whose holders must consent to an amendment, supplement or waiver;

     o reduce the liquidation preference of or change the mandatory redemption date of any share of new Pegasus Satellite preferred stock or alter the provisions with respect to the redemption of the new Pegasus Satellite preferred stock (other than provisions relating to the covenant described above under the caption -- Change of Control);

     o reduce the rate of or change the time for payment of dividends on any share of new Pegasus Satellite preferred stock;

     o waive the consequences of any failure to pay dividends on the new Pegasus Satellite preferred stock;

     o make any share of new Pegasus Satellite preferred stock payable in any form other than that stated in the certificate of designation;

     o make any change in the certificate of designation's provisions relating to waivers of the rights of holders of new Pegasus Satellite preferred stock to receive the liquidation preference and dividends on the new Pegasus Satellite preferred stock,

     o waive a redemption payment with respect to any share of new Pegasus Satellite preferred stock (other than a payment required by the covenant described above under the caption -- Change of Control); or

     o make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of new Pegasus Satellite preferred stock, Pegasus Satellite may (to the extent permitted by Delaware law) amend or supplement the certificate of designation to cure any ambiguity, defect or inconsistency, to provide for uncertificated new Pegasus Satellite preferred stock in addition to or in place of certificated new Pegasus Satellite preferred stock or to make any change that would provide any additional rights or benefits to the holders of new Pegasus Satellite preferred stock or that does not affect adversely any holder's legal rights under the certificate of designation.

Reissuance

     Shares of the new Pegasus Satellite preferred stock redeemed or otherwise acquired by Pegasus Satellite will assume the status of authorized but unissued new Pegasus Satellite preferred stock and may thereafter be reissued in the same manner as the other authorized but unissued new Pegasus Satellite preferred stock, but not as Series A preferred stock.

Book Entry; The Depository Trust Company

     The new Pegasus Satellite preferred stock is being offered and sold to qualified institutional buyers in reliance on Rule 144A, to a limited number of accredited and unaccredited investors under Rule 506 and outside the U.S. in compliance with Regulation S. Except as described below, the new Pegasus preferred stock will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The new Pegasus Satellite preferred stock will be issued only if the conditions described in The Exchange Offer and Consent Solicitation -- Conditions of the Exchange Offer and Consent Solicitation have been satisfied.

     The new Pegasus Satellite preferred stock initially will be represented by one or more shares of new Pegasus Satellite preferred stock in registered global form (collectively, the "Global Shares"). The Global Shares will be deposited upon issuance with the transfer agent as custodian for The Depository Trust Company, in New York, New York, and registered in the name of The Depository Trust Company or its nominee, in each case for credit to an account of a direct or indirect participant in The Depository Trust Company as described below.

     Except as described below, the Global Shares may be transferred, in whole and not in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee. Beneficial interests in the Global Shares may not be exchanged for new Pegasus Satellite preferred stock in certificated form except in the limited circumstances described below. See -- Exchange of Global Shares for Certificated Shares. Except in the limited circumstances described below, owners of beneficial interests in the Global Shares will not be entitled to receive physical delivery of new Pegasus Satellite preferred stock in certificated form.

     The new Pegasus Satellite preferred stock (including beneficial interests in the Global Shares) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under Notice to Investors. In addition, transfers of beneficial interests in the Global Shares will be subject to the applicable rules and procedures of The Depository Trust Company and its direct or indirect participants, which may change from time to time.

     Depository Procedures

     The following description of the operations and procedures of The Depository Trust Company are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

     The Depository Trust Company has advised us that The Depository Trust Company is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to The Depository Trust Company's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of The Depository Trust Company only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of The Depository Trust Company are recorded on the records of the Participants and Indirect Participants.

     The Depository Trust Company has also advised us that, under procedures established by it upon deposit of the Global Shares, The Depository Trust Company will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Shares; and (2) ownership of these interests in the Global Shares will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by The Depository Trust Company -- with respect to the Participants -- or by the Participants and the Indirect Participants -- with respect to other owners of beneficial interest in the Global Shares.

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

     Investors in the Global Shares who are Participants in The Depository Trust Company's system may hold their interests in the Global Shares directly through The Depository Trust Company. Investors in the Global Shares who are not Participants may hold their interests in the Global Shares indirectly through organizations that are Participants in the system. All interests in a Global Share are subject to the procedures and requirements of The Depository Trust Company. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Share to these persons will be limited to that extent. Because The Depository Trust Company can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Share to pledge those interests to persons that do not participate in The Depository Trust Company system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Except as described below, owners of interests in the Global Shares will not have new Pegasus Satellite preferred stock registered in their names, will not receive physical delivery of new Pegasus Satellite preferred stock in certificated form and will not be considered the registered owners or "Holders" of the new Pegasus Satellite preferred stock under the Certificate of Designation for any purpose.

     Payments in respect of a Global Share registered in the name of The Depository Trust Company or its nominee will be payable to The Depository Trust Company in its capacity as the registered holder under the Certificate of Designation. Under the terms of the Certificate of Designation, we and the transfer agent will treat the persons in whose names the new Pegasus Satellite preferred stock, including the Global Shares, is registered as the owners of the new Pegasus Satellite preferred stock for the purpose of receiving payments and for all other purposes. Consequently, neither we, the transfer agent, not any agent of ours or the transfer agent has or will have any responsibility or liability for:

   o any aspect of The Depository Trust Company's records or any Participant's or Indirect Participant's records relating to or payments made on account of a beneficial ownership interest in the Global Shares or for maintaining, supervising or reviewing any of The Depository Trust Company's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Shares; or

   o any other matter relating to the actions and practices of The Depository Trust Company or any of its Participants or Indirect Participants.

     The Depository Trust Company has advised us that its current practice, upon receipt of any payment in respect of securities such as the new Pegasus Satellite preferred stock, is to credit the accounts of the relevant Participants with the payment on the payment date unless The Depository Trust Company has reason to believe it will not receive payment on that payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on The Depository Trust Company's records. Payments by the Participants and the Indirect Participants to the beneficial owners of new Pegasus Satellite preferred stock will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of The Depository Trust Company, the transfer agent or us. Neither we nor the transfer agent will be liable for any delay by The Depository Trust Company or any of its Participants in identifying the beneficial owners of the new Pegasus Satellite preferred stock, and we and the transfer agent may rely conclusively on and will be protected in relying on instructions from The Depository Trust Company or its nominee for all purposes.

     Subject to the transfer restrictions described under Notice to Investors, transfers between Participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company's procedures, and will be settled in same-day funds.

     The Depository Trust Company has advised us that it will take any action permitted to be taken by a holder of new Pegasus Satellite preferred stock only at the direction of one or more Participants to whose account The Depository Trust Company has credited the interests in the Global Shares and only in respect of the portion of the aggregate liquidation value of the new Pegasus Satellite preferred stock as to which the Participant or Participants has or have given the direction.

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

     Exchange of Global Shares for Certificated Shares

     A Global Share is exchangeable for definitive shares of new Pegasus Satellite preferred stock in registered certificated form ("Certificated Shares") if:

   o The Depository Trust Company (a) notifies us that is unwilling or unable to continue as depositary for the Global Shares and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act; or

   o we, at our option, notify the transfer agent in writing that we elect to cause the issuance of the Certificated Shares.

In addition, beneficial interests in a Global Share may be exchanged for Certificated Shares upon prior written notice given to the transfer agent by or on behalf of The Depository Trust Company in accordance with the Certificate of Designation. In all cases, Certificated Shares delivered in exchange for any Global Share or beneficial interests in Global Shares will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the restrictive legend referred to in Notice to Investors, unless that legend is not required by applicable law.

     Same Day Settlement and Payment

     We will make payments in respect of the new Pegasus Satellite preferred stock represented by the global shares by wire transfer of immediately available funds to the accounts specified by the Global Share holder. We will make all payments with respect to Certificated Shares by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Shares or, if no account is specified or permitted to be specified, by mailing a check to the holder's registered address. The new Pegasus Satellite preferred stock represented by the Global Shares are expected to be eligible to trade in the PORTAL market and to trade in The Depository Trust Company's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the new Pegasus Satellite preferred stock will, therefore, be required by The Depository Trust Company to be settled in immediately available funds. We expect that secondary trading in any Certificated Shares will also be settled in immediately available funds.

     Transfer and Exchange

     A holder may transfer or exchange interests in the new Pegasus Satellite preferred stock in accordance with procedures described in -- Book Entry; The Depository Trust Company -- Depository Procedures. The transfer agent and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the Certificate of Designation. We are not required to transfer or exchange any new Pegasus Satellite preferred stock selected for redemption. Also, we are not required to transfer or exchange any new Pegasus Satellite preferred stock for a period of 15 days before a selection of new Pegasus Satellite preferred stock to be redeemed.

     The registered holder of new Pegasus Satellite preferred stock will be treated as the owner of it for all purposes.

Description of Exchange Notes

General

     The exchange notes will, if and when issued, be issued under an indenture between Pegasus Satellite and First Union National Bank, as trustee. There are currently no outstanding Pegasus Communications exchange notes. The terms of the exchange notes include those stated in the exchange note indenture and those made part of the exchange note indenture by reference to the Trust Indenture Act of 1939, as amended. The exchange notes will be subject to all of those terms, and holders of exchange notes are referred to the exchange note indenture and the Trust Indenture Act for a statement of those terms. The following summary of certain provisions of the exchange note indenture does not purport to be complete and is qualified in its entirety by reference to the exchange note indenture. The definitions of certain terms used in the exchange note indenture and in the following summary are provided below under -- Certain Definitions.


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

     The exchange notes will be subordinated in right of payment to all of Pegasus Satellite's existing and future Senior Debt. In addition, the exchange notes effectively will be subordinated to all Indebtedness of Pegasus Satellite's Subsidiaries.

     Substantially all of Pegasus Satellite's operations are conducted through its Subsidiaries and, therefore, Pegasus Satellite is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the exchange notes. Any right of Pegasus Satellite to receive assets of any of its Subsidiaries will be effectively subordinated to the claims of that Subsidiary's creditors. On a pro forma basis, as of September 30, 2000, Pegasus Satellite's aggregate Indebtedness and other obligations of Pegasus Satellite's Subsidiaries that effectively would rank senior in right of payment to Pegasus Satellite's obligations under the exchange notes were approximately $1.3 billion. See Risk Factors -- Risk of Investing in the New Pegasus Satellite Preferred Stock and Exchange Notes -- Our Substantial Indebtedness Could Adversely Affect Your New Investment and -- Your Right to Receive Interest on the New Pegasus Satellite Exchange Notes is Junior to Our Existing and Future Indebtedness and to All Liabilities of Our Subsidiaries.

Principal, Maturity and Interest

     The exchange notes will be limited in aggregate principal amount to the amount of the liquidation preference of the new Pegasus Satellite for which they are exchanged, plus additional notes as necessary for the payment of interest in kind on the exchange notes. The exchange notes will mature on January 1, 2007. Interest on the exchange notes will accrue at the rate of 12 3/4% per annum and will be payable semi-annually in arrears on each January 1 and July 1 to holders of record on the immediately preceding December 15 and June 15, respectively. Interest will be payable in cash, except that on each interest payment date occurring on or before January 1, 2002, interest may be paid, at Pegasus Satellite's option, by the issuance of additional exchange notes having an aggregate principal amount equal to the amount of the interest. The issuance of the additional exchange notes will constitute "payment" of the related interest for all purposes of the exchange note indenture. Interest on the exchange notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The exchange notes will be issuable in principal amounts of $1,000 and integral multiples of $1,000 to the extent possible, and will also be issuable in principal amounts less than $1,000 so that each holder of new Pegasus Satellite preferred stock will receive certificates representing the entire amount of exchange notes to which the holder's shares of new Pegasus Satellite preferred stock entitle the holder. However, Pegasus Satellite may pay cash in lieu of an exchange note in principal amount less than $1,000.

Subordination

     The payment of principal of, premium, if any, and interest on the exchange notes will be subordinated in right of payment, as provided in the exchange note indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the exchange note indenture or incurred afterward.

     If any distribution is made to Pegasus Satellite's creditors in a liquidation, dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Pegasus Satellite or its property, or in an assignment for the benefit of creditors or any marshalling of Pegasus Satellite's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt, including interest after the commencement of any of those proceedings at the rate specified in the applicable Senior Debt, whether or not an allowable claim, before the holders will be entitled to receive any payment with respect to the exchange notes. Further, until all Obligations with respect to Senior Debt are paid in full, any distribution to which the holders would be entitled will be made to the holders of Senior Debt. In either case, however, holders may receive:

     o securities that are subordinated at least to the same extent as the exchange notes to Senior Debt and any securities issued in exchange for Senior Debt; and

     o payments made from the trust described below under -- Legal Defeasance and Covenant Defeasance.

     Pegasus Satellite also may not make any payment upon or in respect of the exchange notes (except as described above), if:

     o a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing; or

     o any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of Designated Senior Debt as to which the default relates to accelerate its maturity and the trustee receives a notice of the default (a "Payment Blockage Notice") from Pegasus Satellite or the holders of any Designated Senior Debt.

     Payments on the exchange notes may and are required to be resumed:

     o in the case of a payment default, upon the date on which the default is cured or waived; and

     o in the case of a nonpayment default, the earlier of the date on which the nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

     No new period of payment blockage may be commenced unless and until:

     o 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

     o all scheduled payments of principal, premium, if any, interest on the exchange notes that have come due have been paid in full.

     No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the exchange note trustee can be made, the basis for a subsequent Payment Blockage Notice.

     The exchange note indenture will further require that Pegasus Satellite promptly notify the holders of Senior Debt if payment of the exchange notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders may recover less ratably than creditors of Pegasus Satellite who are holders of Senior Debt or other creditors of Pegasus Satellite who are not subordinated to holders of Senior Debt. As of September 30, 2000, Pegasus Satellite and its Subsidiaries had indebtedness and liabilities of approximately $1.3 billion that were senior in right of payment to the exchange notes. The exchange note indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that Pegasus Satellite and its Subsidiaries may incur. See -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock.

Optional Redemption

     The exchange notes will not be redeemable at Pegasus Satellite's option before January 1, 2002. The exchange notes may be redeemed, in whole or in part, at Pegasus Satellite's option on or after January 1, 2002, at the redemption prices specified below (expressed as percentages of the principal amount of the exchange notes), in each case, together with accrued and unpaid interest, if any, on the exchange notes to the date of redemption, upon not less than 30 nor more than 60 days' notice, if redeemed during the twelve-month period beginning on January 1 of the years indicated below:

                                                     Redemption
             Year                                       Rate
             ----                                       ----
             2002 .................................   106.375%
             2003 .................................   104.250%
             2004 .................................   102.125%
             2005 and thereafter ..................   100.000%


Selection and Notice

     If less than all of the exchange notes are to be redeemed at any time, selection of exchange notes for redemption will be made by the exchange note trustee in compliance with the requirements of the principal national securities exchange, if any, on which the exchange notes are listed, or, if the exchange notes are not so listed, on a pro rata basis, by lot or by the method the exchange note trustee deems fair and appropriate.


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

Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed at its registered address. If any exchange note is to be redeemed in part only, the notice of redemption that relates to the exchange note will state the portion of the principal amount of the exchange note to be redeemed. A new exchange note in principal amount equal to the unredeemed portion of the exchange note will be issued in the name of the holder of the exchange note upon cancellation of the original exchange note. On and after the redemption date, interest ceases to accrue on exchange notes or portions of them called for redemption.

Repurchase at the Option of Holders

     Change of Control

     Upon the occurrence of a Change of Control, each holder of exchange notes will have the right to require Pegasus Satellite to repurchase all or any part of the holder's exchange notes under the offer described below at an offer price in cash equal to 101% of the aggregate principal amount of the exchange notes plus accrued and unpaid interest, if any, on the exchange notes to the date of purchase, except that a holder requiring redemption of less than all of its exchange notes cannot exercise the right for less than $1,000 principal amount. Within ten days following any Change of Control, Pegasus Satellite will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase exchange notes under the procedures required by the exchange note indenture and described in the notice. Pegasus Satellite will comply with the requirements of Rule l4e-1 under the Exchange Act and any other securities laws and regulations under the Exchange Act to the extent those laws and regulations are applicable in connection with the repurchase of the exchange notes as a result of a Change of Control.

     On the Change of Control payment date, Pegasus Satellite will, to the extent lawful:

     o accept for payment all exchange notes or portions of exchange notes properly tendered under the Change of Control Offer;

     o deposit with the paying agent an amount equal to the Change of Control payment in respect of all exchange notes or portions of exchange notes so tendered; and

     o deliver or cause to be delivered to the exchange note trustee the exchange notes so accepted together with an officers' certificate stating the aggregate principal amount of exchange notes or portions of exchange notes being purchased by Pegasus Satellite.

     The paying agent will promptly mail to each holder of exchange notes so tendered the Change of Control payment for the exchange notes, and the exchange note trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new exchange note equal in principal amount to any unpurchased portion of the exchange notes surrendered, if any. Pegasus Satellite will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control payment date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the exchange note indenture are applicable. Except as described above with respect to a Change of Control, the exchange note indenture does not contain provisions that permit the holders of the exchange notes to require that Pegasus Satellite repurchase or redeem the exchange notes in the event of a takeover, recapitalization or similar transaction.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of Pegasus Satellite's assets of Pegasus Satellite and those of its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, a holder's ability to require Pegasus Satellite to repurchase the exchange notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of Pegasus Satellite's assets and those of its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

     The Pegasus Media & Communications credit facility, the Golden Sky credit facility, the Pegasus Media & Communications notes, the Golden Sky DBS notes and the Golden Sky Systems notes -- each as described in Description of Certain Indebtedness -- restrict most of Pegasus Satellite's current Subsidiaries from paying

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any dividends or making any other distribution to Pegasus Satellite. The 1999 notes, the 1998 notes and the 1997 notes -- each as described in Description of Certain Indebtedness -- also restrict Pegasus Satellite's ability to purchase the new Pegasus Satellite exchange notes. Thus, if a Change of Control occurs, Pegasus Satellite could seek the consent of its Subsidiaries' lenders and of its noteholders to the purchase of the exchange notes or could attempt to refinance the borrowings that contain the restrictions. If Pegasus Satellite does not obtain the consent or repay the borrowings, Pegasus Satellite will likely not have the financial resources to purchase exchange notes and the Subsidiaries will be restricted in paying dividends to Pegasus Satellite for the purchase. In any event, there can be no assurance that Pegasus Satellite's Subsidiaries will have the resources available to make any dividend payment or other distribution. In addition, it is expected that the terms of any Senior Debt incurred by Pegasus Satellite would restrict Pegasus Satellite's ability to make a Change of Control offer or Change of Control payment. In any such case, Pegasus Satellite's failure to make a Change of Control offer when required or to purchase tendered exchange notes would constitute an Event of Default under the exchange note indenture. See Risk Factors -- Risk of Investing in the New Pegasus Satellite Preferred Stock and Exchange Notes -- If a Change of Control Occurs, We May Be Unable to Refinance Our Publicly Held Debt, Bank Debt and Preferred Stock. The exchange note indenture will provide that, before complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, Pegasus Satellite will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements covering outstanding Senior Debt to permit the repurchase of exchange notes as required by this covenant.

     Any future credit agreements or other agreements relating to Indebtedness to which Pegasus Satellite becomes a party may prohibit Pegasus Satellite from purchasing any exchange note before its maturity, and may also provide that certain Change of Control events with respect to Pegasus Satellite would constitute a default under the credit agreements or other agreements. If a Change of Control occurs at a time when Pegasus Satellite is prohibited from purchasing exchange notes, Pegasus Satellite could seek the consent of its lenders to the purchase of exchange notes or could attempt to refinance the borrowings that contain the prohibition. If Pegasus Satellite does not obtain that consent or repay those borrowings, Pegasus Satellite will remain prohibited from purchasing exchange notes. In that case, Pegasus Satellite's failure to purchase tendered exchange notes would constitute an Event of Default under the exchange note indenture. In those circumstances, the subordination provisions in the exchange note indenture would likely restrict payments to the holders of exchange notes. See Risk Factors -- Risk of Investing in the New Pegasus Satellite Preferred Stock and Exchange Notes -- Your Right to Receive Interest on the New Pegasus Satellite Exchange Notes is Junior to Our Existing and Future Indebtedness and to All Liabilities of Our Subsidiaries.

     Pegasus Satellite will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements provided in the exchange note indenture applicable to a Change of Control Offer made by Pegasus Satellite and purchases all exchange notes validly tendered and not withdrawn under the Change of Control offer.

Asset Sales

     The exchange note indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, engage in an Asset Sale unless:

     o Pegasus Satellite (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair value (evidenced by a resolution of the board of directors set forth in an officers' certificate delivered to the exchange note trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

     o at least 85% of the consideration therefor received by Pegasus Satellite or the Restricted Subsidiary is in the form of cash;

provided that the amount of (x) any liabilities (as shown on Pegasus Satellite's or the Restricted Subsidiary's most recent balance sheet or in the notes to the balance sheet), of Pegasus Satellite or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the exchange notes or any guarantee of the exchange notes) that are assumed by the transferee of any of those assets and (y) any notes or other obligations received by Pegasus Satellite or any such Restricted Subsidiary from the transferee that are


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immediately converted by Pegasus Satellite or the Restricted Subsidiary into cash (to the extent of the cash received), will be deemed to be cash for purposes of this provision. Notwithstanding the foregoing, Pegasus Satellite and its Restricted Subsidiaries may engage in Asset Swaps (which will not be deemed to be Asset Sales for purposes of this covenant); provided that, immediately after giving effect to the Asset Swap, Pegasus Satellite would be permitted to incur at least $1.00 of additional Indebtedness under the Indebtedness to Adjusted Operating Cash Flow Ratio set forth in the first paragraph of the covenant described under the caption -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock.

Within 180 days after the receipt of any Net Proceeds from an Asset Sale, Pegasus Satellite or the applicable Restricted Subsidiary may, at its option, apply the Net Proceeds:

     o to permanently reduce Indebtedness outstanding under any Senior Debt (and to permanently reduce the commitments under the Indebtedness by a corresponding amount);

     o to permanently reduce Indebtedness of any of Pegasus Satellite's Restricted Subsidiaries; or

     o to the acquisition of another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in a Permitted Business; provided, however, that if Pegasus Satellite or the applicable Restricted Subsidiary enters into a binding agreement to reinvest the Net Proceeds in accordance with this clause within 180 days after the receipt of the Net Proceeds, the provisions of this covenant will be satisfied so long as the binding agreement is consummated within one year after the receipt of the Net Proceeds.

     If any such legally binding agreement to reinvest the Net Proceeds is terminated, then Pegasus Satellite may, within 90 days of the termination, or within 180 days of the Asset Sale, whichever is later, apply the Net Proceeds as provided the first three clauses above (without regard to the proviso contained in the third clause above). Pending the final application of the Net Proceeds, Pegasus Satellite or the applicable Restricted Subsidiary may temporarily reduce Indebtedness under any Bank Facility or otherwise invest the Net Proceeds in any manner that is not prohibited by the exchange note indenture. A reduction of Indebtedness under any Bank Facility is not "permanent" for purposes of the first clause above if an amount equal to the amount of the reduction is reborrowed and used to make an acquisition described in the third clause above within the time period specified in this covenant. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the three clauses above will be deemed to constitute "Excess Proceeds." Within five days of each date on which the aggregate amount of Excess Proceeds exceeds $10.0 million, Pegasus Satellite will be required to make an offer to all holders of exchange notes and the holders of Pari Passu Debt, to the extent required by the terms of the debt (an "Asset Sale Offer"), to purchase the maximum principal amount of exchange notes and Pari Passu Debt that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus, in each case, accrued and unpaid interest thereon, if any, to the date of purchase, in accordance with the procedures provided in the exchange note indenture or the agreements governing Pari Passu Debt, as applicable; provided, however, that Pegasus Satellite may only purchase Pari Passu Debt in an Asset Sale Offer that was issued under an indenture having a provision substantially similar to the Asset Sale Offer provision contained in the exchange note indenture. To the extent that the aggregate amount of exchange notes and Pari Passu Debt tendered in an Asset Sale Offer is less than the Excess Proceeds, Pegasus Satellite may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of exchange notes and Pari Passu Debt surrendered exceeds the amount of Excess Proceeds, the exchange note trustee will select the exchange notes and Pari Passu Debt to be purchased on a pro rata basis, based upon the principal amount thereof surrendered in the Asset Sale Offer. Upon completion of the offer to purchase, the amount of Excess Proceeds will be reset at zero.

Certain Covenants

     Restricted Payments

     The exchange note indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

     o declare or pay any dividend or make any payment or distribution on account of Pegasus Satellite's Equity Interests (including, without limitation, any payment in connection with any merger or


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

     consolidation involving Pegasus Satellite) or on account of any Qualified Subsidiary Stock or make any payment or distribution (other than compensation paid to, or reimbursement of expenses of, employees in the ordinary course of business) to or for the benefit of the direct or indirect holders of Pegasus Satellite's Equity Interests or the direct or indirect holders of any Qualified Subsidiary Stock in their capacities as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Pegasus Satellite);

   o purchase, redeem or otherwise acquire or retire for value any Equity Interests of Pegasus Satellite or any direct or indirect parent of Pegasus Satellite or other Affiliate of Pegasus Satellite (other than any such Equity Interests owned by Pegasus Satellite or any of its Restricted Subsidiaries and other than the acquisition of Equity Interests in Subsidiaries of Pegasus Satellite solely in exchange for Equity Interests (other than Disqualified Stock) of Pegasus Satellite);

   o make any payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the exchange notes, except at final maturity;

   o make any loan, advance, capital contribution to or other investment in, or guarantee any obligation of, any Affiliate of Pegasus Satellite other than a Permitted Investment;

   o forgive any loan or advance to or other obligation of any Affiliate of Pegasus Satellite (other than a loan or advance to or other obligation of a Wholly Owned Restricted Subsidiary) which at the time it was made was not a Restricted Payment that was permitted to be made; or

   o make any Restricted Investment (collectively, all payments and other actions described in the first five clauses above, "Restricted Payments"),


     unless, at the time of and immediately after giving effect to the Restricted Payment:

   o no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof, and

   o Pegasus Satellite would be permitted to incur $1.00 of additional Indebtedness under the Indebtedness to Adjusted Operating Cash Flow Ratio described in the first paragraph of the covenant described under the caption -- Incurrence of Indebtedness and Issuance of Preferred Stock; and


   o the Restricted Payment, together with the aggregate of all other Restricted Payments made by Pegasus Satellite and its Restricted Subsidiaries after January 27, 1997 (excluding Restricted Payments permitted by the third clause of the next succeeding paragraph), is less than the sum of:

     -- an amount equal to the Cumulative Operating Cash Flow for the period
        (taken as one accounting period) from the beginning of the first full month commencing after January 27, 1997 to the end of Pegasus Satellite's most recently ended fiscal quarter for which internal financial statements are available at the time of the Restricted Payment (the "Basket Period") less 1.4 times Pegasus Satellite's Cumulative Total Interest Expense for the Basket Period, plus

     -- 100% of the aggregate net cash proceeds and, in the case of proceeds consisting of assets constituting or used in a Permitted Business, 100% of the fair market value of the aggregate net proceeds other than cash received since January 27, 1997 (1) by Pegasus Satellite as capital contributions to Pegasus Satellite (other than from a Subsidiary) or
        (2) from the sale by Pegasus Satellite (other than to a Subsidiary) of its Equity Interests (other than Disqualified Stock), plus

     -- without duplication, to the extent that any Restricted Investment that was made after January 27, 1997 is sold for cash or otherwise liquidated or repaid for cash, the Net Proceeds received by Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite upon the sale of the Restricted Investment, plus

     -- without duplication, to the extent that any Unrestricted Subsidiary is designated by Pegasus Satellite as a Restricted Subsidiary, an amount equal to the fair market value of the Investment at the time of the designation, plus

     -- $2.5 million.

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   The foregoing provisions will not prohibit:

   o the payment of any dividend within 60 days after the date of declaration of the dividend, if at that date the payment would have complied with the provisions of the exchange note indenture;

   o the redemption, repurchase, retirement or other acquisition of any Equity Interests of Pegasus Satellite in exchange for, or out of the net proceeds of, the substantially concurrent sale (other than to a Subsidiary of Pegasus Satellite) of other Equity Interests of Pegasus Satellite (other than any Disqualified Stock); provided that the amount of any such net proceeds that are utilized for the redemption, repurchase, retirement or other acquisition will be excluded from net cash proceeds referred to in the second clause in the calculation of the sum to be compared to the sum of the Restricted Payments, above;

   o the defeasance, redemption or repurchase of Indebtedness with the proceeds of a substantially concurrent issuance of Permitted Refinancing Debt in accordance with the provisions of the covenant described under the caption -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock;

   o Pegasus Satellite's payment of advances under the Split Dollar Agreement in an amount not to exceed $250,000 in any four-quarter period;

   o the repurchase or redemption from employees of Pegasus Satellite and its Subsidiaries (other than the Principal) of Pegasus Satellite's Capital Stock in an amount not to exceed an aggregate of $3.0 million; and

   o cash payments made in lieu of the issuance of additional exchange notes having a face amount less than $1,000 and any cash payments representing accrued and unpaid interest in respect of the exchange notes, not to exceed $100,000 in the aggregate in any fiscal year.

     The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) proposed to be transferred by Pegasus Satellite or the applicable Restricted Subsidiary, as the case may be, net of any liabilities proposed to be assumed by the transferee and novated under a written agreement releasing Pegasus Satellite and its Subsidiaries. Not later than the date of making any Restricted Payment, Pegasus Satellite will deliver to the exchange note trustee an officers' certificate stating that the Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon Pegasus Satellite's latest available financial statements.

     The board of directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if the designation would not cause a Default or an Event of Default. For purposes of making this determination, all outstanding Investments by Pegasus Satellite and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be Restricted Payments at the time of the designation (valued as provided below) and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of the Investments at the time of the designation. The designation will be permitted only if the Restricted Payment would be permitted at that time and if the Restricted Subsidiary would otherwise meet the definition of an Unrestricted Subsidiary.

     Incurrence of Indebtedness and Issuance of Preferred Stock

     The exchange note indenture will provide that Pegasus Satellite may not, and may not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and may not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock (other than Qualified Subsidiary Stock), unless, in each case, Pegasus Satellite's Indebtedness to Adjusted Operating Cash Flow Ratio as of the date on which the Indebtedness is incurred or the Disqualified Stock or preferred stock is issued would have been 7.0 to 1 or less, determined on a pro forma basis (including a pro forma application of the net proceeds from the issuance), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, as of the date of the calculation:

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   The foregoing provisions will not apply to:

   o Pegasus Satellite's Unrestricted Subsidiaries' incurrence of Non-Recourse Debt or the issuance by those Unrestricted Subsidiaries of preferred stock; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary or any such preferred stock becomes preferred stock (other than Qualified Subsidiary Stock) of a Restricted Subsidiary, as the case may be, the event will be deemed to constitute an Incurrence of Indebtedness by or an issuance of preferred stock (other than Qualified Subsidiary Stock) of, as the case may be, a Restricted Subsidiary of Pegasus Satellite;

   o Pegasus Satellite's incurrence or any of its Restricted Subsidiaries of Indebtedness under one or more Bank Facilities, so long as the aggregate principal amount at any time outstanding of Indebtedness incurred under this clause does not exceed $50.0 million;

   o Pegasus Satellite's or any of its Restricted Subsidiaries' incurrence of the Existing Indebtedness;

   o Indebtedness under the exchange notes (including any exchange notes issued to pay interest on outstanding exchange notes);

   o Pegasus Satellite's or any of its Restricted Subsidiaries' incurrence of intercompany Indebtedness between or among Pegasus Satellite and any of its Wholly Owned Restricted Subsidiaries; provided, however, that:

     -- if Pegasus Satellite is the obligor on the Indebtedness, the Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the exchange notes; and

     -- (1) any subsequent issuance or transfer of Equity Interests that result in any of the Indebtedness being held by a Person other than Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite and (2) any sale or other transfer of the Indebtedness to a Person that is not either Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite will be deemed, in each case, to constitute an Incurrence of the Indebtedness by Pegasus Satellite or the Restricted Subsidiary, as the case may be;

   o Pegasus Satellite's or any of its Restricted Subsidiaries' incurrence of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of Pegasus Satellite or the Restricted Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

   o Pegasus Satellite's or any of its Restricted Subsidiaries' incurrence of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the exchange note indenture to be incurred; and

   o Pegasus Satellite's or any of its Restricted Subsidiaries' incurrence of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $5.0 million.

     If an item of Indebtedness is permitted to be incurred on the basis of the first paragraph of this covenant and also on the basis of one or more of the first eight clauses above, or is permitted to be incurred on the basis of two or more of the first eight clauses above, then Pegasus Satellite will classify the basis on which the item of Indebtedness is incurred. If an item of Indebtedness is repaid with the proceeds of an Incurrence of other Indebtedness (whether from the same of a different creditor), Pegasus Satellite may classify the other Indebtedness as having been incurred on the same basis as the Indebtedness being repaid or on a different basis permitted under this covenant. For purposes of this paragraph, "Indebtedness" includes Disqualified Stock and preferred stock of Subsidiaries. Accrual of interest and the accretion of accreted value will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

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     Liens

     The exchange note indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits from those assets, or assign or convey any right to receive income from those assets, except Permitted Liens.

     Dividend and Other Payment Restrictions Affecting Subsidiaries

     The exchange note indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

   o (1) pay dividends or make any other distributions to Pegasus Satellite or any of its Restricted Subsidiaries (a) on its Capital Stock or (b) with respect to any other interest or participation in, or measured by, its profits, or (2) pay any Indebtedness owed to Pegasus Satellite or any of its Restricted Subsidiaries;

   o make loans or advances to Pegasus Satellite or any of its Restricted Subsidiaries; or

   o transfer any of its properties or assets to Pegasus Satellite or any of its Restricted Subsidiaries, except for encumbrances or restrictions existing under or by reason of:

     -- the terms of any Indebtedness permitted by the exchange note indenture to be incurred by any Subsidiary of Pegasus Satellite;

     -- Existing Indebtedness as in effect on January 27, 1997;

     -- the exchange note indenture and the exchange notes;

     -- applicable law;

     -- any instrument governing Indebtedness or Capital Stock of a Person acquired by Pegasus Satellite or any of its Restricted Subsidiaries as in effect at the time of the acquisition (except to the extent the Indebtedness was incurred in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired; or

     -- by reason of customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business and consistent with past practices.

     Merger, Consolidation or Sale of Assets

     The exchange note indenture will provide that Pegasus Satellite may not consolidate or merge with or into (whether or not Pegasus Satellite is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless:

   o Pegasus Satellite is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than Pegasus Satellite) or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

   o the entity or Person formed by or surviving the consolidation or merger (if other than Pegasus Satellite) or the entity or Person to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the Obligations of Pegasus Satellite under the exchange notes and the exchange note indenture under a supplemental indenture in a form reasonably satisfactory to the exchange note trustee;

   o immediately after the transaction no Default or Event of Default exists;
     and

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

   o Pegasus Satellite or the entity or Person formed by or surviving the consolidation or merger (if other than Pegasus Satellite), or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of the transaction and after giving pro forma effect thereto as if the transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness under the Indebtedness to Adjusted Operating Cash Flow Ratio set forth in the first paragraph of the covenant described under the caption -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock.

     Transactions with Affiliates

     The exchange note indenture will provide that Pegasus Satellite may not, and may not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

   o the Affiliate Transaction is on terms that are no less favorable to Pegasus Satellite or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Pegasus Satellite or the Restricted Subsidiary with an unrelated Person; and

   o Pegasus Satellite delivers to the holders:

     -- with respect to any Affiliate Transaction or series of related
        Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the board of directors set forth in an officers' certificate certifying that the Affiliate Transaction complies with the first clause above and that the Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors and a majority of the Independent Directors; and

     -- with respect to any Affiliate Transaction or series of related
        Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to Pegasus Satellite or the Restricted Subsidiary of the Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing;

provided that Pegasus Satellite may not, and will not permit any of its Restricted Subsidiaries to, engage in any Affiliate Transaction involving aggregate consideration in excess of $1.0 million at any time that there is not at least one Independent Director on Pegasus Satellite's board of directors; and provided further that:

   o any employment agreement entered into by Pegasus Satellite or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Pegasus Satellite or the Restricted Subsidiary;

   o transactions between or among Pegasus Satellite and/or its Restricted Subsidiaries;

   o the payment of any dividend on, or the issuance of additional exchange notes in exchange for, the Series A Preferred Stock, provided that the dividends are paid on a pro rata basis and the additional exchange notes are issued in accordance with the certificate of designation; and

   o transactions permitted by the provisions of the covenant described under the caption -- Restricted Payments, in each case, will not be deemed Affiliate Transactions.

     No Senior Subordinated Debt

     The exchange note indenture will provide that, notwithstanding the provisions of the covenant described under the caption -- Incurrence of Indebtedness and Issuance of Preferred Stock, Pegasus Satellite will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the exchange notes.

     Limitation on Issuances and Sales of Capital Stock of Wholly Owned Restricted Subsidiaries

     The exchange note indenture will provide that Pegasus Satellite:

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

   o will not, and will not permit any Wholly Owned Restricted Subsidiary of Pegasus Satellite to, transfer, convey, sell or otherwise dispose of any Capital Stock (other than Qualified Subsidiary Stock) of any Wholly Owned Restricted Subsidiary of Pegasus Satellite to any Person (other than Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite), unless:

     -- the transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of the Wholly Owned Restricted Subsidiary; and

     -- the cash Net Proceeds from the transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described under the above caption -- Repurchase at the Option of Holders -- Asset Sales; and

   o will not permit any Wholly Owned Restricted Subsidiary of Pegasus Satellite to issue any of its Equity Interests (other than Qualified Subsidiary Stock and, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite.

     Reports

     The exchange note indenture will provide that, whether or not required by the SEC's rules and regulations, so long as any exchange notes are outstanding, Pegasus Satellite will furnish to the holders of exchange notes:

   o all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Pegasus Satellite were required to file the Forms, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual information by Pegasus Satellite's certified independent accountants; and

   o all current reports that would be required to be filed with the SEC on Form 8-K if Pegasus Satellite were required to file the reports.

     In addition, whether or not required by the SEC's rules and regulations, Pegasus Satellite will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept the filing) and make the information available to securities analysts and prospective investors upon request. In addition to the financial information required by the Exchange Act, each such quarterly and annual report will be required to contain "summarized financial information" (as defined in Rule 1-02(aa)(1) of Regulation S-X under the Exchange Act) and will also include Adjusted Operating Cash Flow for Pegasus Satellite and its Restricted Subsidiaries, on a consolidated basis, where Adjusted Operating Cash Flow for Pegasus Satellite is calculated in a manner consistent with the manner described under the definition of "Adjusted Operating Cash Flow" contained in this offering memorandum. The summarized financial information required under the preceding sentence may, at the election of Pegasus Satellite, be included in the footnotes to audited consolidated financial statements or unaudited quarterly financial statements of Pegasus Satellite and will be as of the same dates and for the same periods as the consolidated financial statements of Pegasus Satellite and its Subsidiaries required under the Exchange Act.

Events of Default and Remedies

     The exchange note indenture will provide that each of the following constitutes an Event of Default:

   o Pegasus Satellite's default in the payment of interest on the exchange notes when the interest becomes due and payable and the Default continues for a period of 30 days (whether or not the payment is prohibited by the subordination provisions of the exchange note indenture);

   o Pegasus Satellite's default in the payment of the principal of or premium, if any, on the exchange notes when the principal or premium becomes due and payable at maturity, upon redemption or otherwise (whether or not the payment is prohibited by the subordination provisions of the exchange note indenture);

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   o Pegasus Satellite's failure to comply with the provisions described under the captions -- Repurchase at the Option of Holders -- Change of Control, -- Repurchase at the Option of Holders -- Asset Sales, -- Certain Covenants -- Restricted Payments, -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock or -- Certain Covenants -- Merger, Consolidation or Sale of Assets;

   o Pegasus Satellite's failure for 60 days after notice to comply with any of its other agreements in the exchange note indenture or the exchange notes;

   o default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Pegasus Satellite or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Pegasus Satellite or any of its Restricted Subsidiaries), whether the Indebtedness or Guarantee now exists, or will be created hereafter, which default:

     -- is caused by a failure to pay principal of or premium, if any, or interest on the Indebtedness before the expiration of the grace period provided in the Indebtedness on the date of the default (a "Payment Default"); or

     -- results in the acceleration of the Indebtedness before its express maturity and, in each case, the principal amount of the Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

   o a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against Pegasus Satellite or any Restricted Subsidiary that would be a Significant Subsidiary and such judgment or judgments remain unpaid, undischarged or unstayed for a period of 60 days, provided that the aggregate of all the undischarged judgments exceeds $5.0 million; and

   o certain events of bankruptcy or insolvency with respect to Pegasus Satellite, any Restricted Subsidiary that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     If any Event of Default occurs and is continuing, the exchange note trustee or the holders of at least 25% in principal amount of the then outstanding exchange notes may declare all the exchange notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Pegasus Satellite, any Restricted Subsidiary that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding exchange notes will become due and payable without further action or notice. Holders of the exchange notes may not enforce the exchange note indenture or the exchange notes except as provided in the exchange note indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding exchange notes may direct the exchange note trustee in its exercise of any trust or power. The exchange note trustee may withhold from holders of the exchange notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Pegasus Satellite with the intention of avoiding payment of the premium that Pegasus Satellite would have had to pay if Pegasus Satellite then had elected to redeem the exchange notes under the optional redemption provisions of the exchange note indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the exchange notes. If an Event of Default occurs before January 1, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Pegasus Satellite with the intention of avoiding the prohibition on redemption of the exchange notes before January 1, 2002, then the premium specified in the exchange note indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the exchange notes.

     The holders of a majority in aggregate principal amount of the exchange notes then outstanding by notice to the exchange note trustee may on behalf of the holders of all of the exchange notes waive any existing Default or Event of Default and its consequences under the exchange note indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the exchange notes.
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     Pegasus Satellite is required to deliver to the exchange note trustee annually a statement regarding compliance with the exchange note indenture, and Pegasus Satellite is required upon becoming aware of any Default or Event of Default, to deliver to the exchange note trustee a statement specifying the Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

     No director, officer, employee, incorporator or stockholder of Pegasus Satellite, as such, will have any liability for any of Pegasus Satellite's obligations under the exchange notes or the exchange note indenture or for any claim based on, in respect of, or by reason of, the obligations or their creation. Each holder of exchange notes by accepting a exchange note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the SEC's view that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

     Pegasus Satellite may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding exchange notes ("Legal Defeasance") except for:

   o the rights of holders of outstanding exchange notes to receive payments in respect of the principal of, premium, if any, and interest on the exchange notes when the payments are due from the trust referred to below;

   o Pegasus Satellite's obligations with respect to the exchange notes concerning issuing temporary exchange notes, registration of exchange notes, mutilated, destroyed, lost or stolen exchange notes and the maintenance of an office or agency for payment and to hold money for security payments held in trust;

   o the rights, powers, trusts, duties and immunities of the exchange note trustee, and Pegasus Satellite's Obligations in connection therewith; and

   o the Legal Defeasance provisions of the exchange note indenture.

     In addition, Pegasus Satellite may, at its option and at any time, elect to have the obligations of Pegasus Satellite released with respect to certain covenants that are described in the exchange note indenture ("Covenant Defeasance") and thereafter any omission to comply with those obligations will not constitute a Default or Event of Default with respect to the exchange notes. In the event Covenant Defeasance occurs, certain events -- not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events -- described under -- Events of Default will no longer constitute an Event of Default with respect to the exchange notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance:

   o Pegasus Satellite must irrevocably deposit with the exchange note trustee, in trust, for the benefit of the holders of the exchange notes, cash in United States Dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding exchange notes on the stated maturity or on the applicable redemption date, as the case may be, and Pegasus Satellite must specify whether the exchange notes are being defeased to maturity or to a particular redemption date;

   o in the case of Legal Defeasance, Pegasus Satellite must have delivered to the exchange note trustee an opinion of counsel in the United States reasonably acceptable to the exchange note trustee confirming that:

     -- Pegasus Satellite has received from, or there has been published by, the Internal Revenue Service a ruling; or

     -- since the date of the exchange note indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon the opinion of counsel will

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        confirm that, the holders of the outstanding exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

   o in the case of Covenant Defeasance, Pegasus Satellite must have delivered to the exchange note trustee an opinion of counsel in the United States reasonably acceptable to the exchange note trustee confirming that the holders of the outstanding exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

   o no Default or Event of Default shall have occurred and be continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (or greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws insofar as those apply to the deposit by Pegasus Satellite);

   o the Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument -- other than the exchange note indenture -- to which Pegasus Satellite or any of its Subsidiaries is a party or by which Pegasus Satellite or any of its Subsidiaries is bound;

   o Pegasus Satellite must have delivered to the exchange note trustee an opinion of counsel to the effect that, as of the date of the opinion:

     -- the trust funds will not be subject to rights of holders of Indebtedness other than the exchange notes; and

     -- assuming no intervening bankruptcy of Pegasus Satellite between the date of deposit and the 91st day following the deposit and assuming no holder of exchange notes is an insider of Pegasus Satellite, after the 91st day following the deposit, the trust funds will not be subject to the effects of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable United States or state law;

   o Pegasus Satellite must deliver to the exchange note trustee an officers' certificate stating that the deposit was not made by Pegasus Satellite with the intent of preferring the holders of exchange notes over the other creditors of Pegasus Satellite or with the intent of defeating, hindering, delaying or defrauding creditors of Pegasus Satellite or others; and

   o Pegasus Satellite must deliver to the exchange note trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

     A holder may transfer or exchange notes in accordance with the exchange note indenture. The registrar and the exchange note trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Pegasus Satellite may require a holder to pay any taxes and fees required by law or permitted by the exchange note indenture. Pegasus Satellite is not required to transfer or exchange any exchange note selected for redemption. Also, Pegasus Satellite is not required to transfer or exchange any exchange note for a period of 15 days before a selection of exchange notes to be redeemed.

Amendment, Supplement and Waiver

     Except as provided in the next two succeeding paragraphs, the exchange note indenture or the exchange notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the exchange notes then outstanding -- including, without limitation, consents obtained in

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connection with a purchase of, or tender offer or exchange offer for, exchange notes -- and any existing Default or compliance with any provision of the exchange note indenture or the exchange notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding exchange notes -- including consents obtained in connection with a purchase of, or tender offer or exchange offer for, exchange notes.

     Without the consent of each holder affected, an amendment or waiver may not, with respect to any exchange notes held by a non-consenting holder:

   o reduce the principal amount of exchange notes whose holders must consent to an amendment, supplement or waiver;

   o reduce the principal of or change the fixed maturity of any exchange note or alter the provisions with respect to the redemption of the exchange notes (other than provisions relating to the covenants described above under the caption -- Repurchase at the Option of Holders);

   o reduce the rate of or change the time for payment of interest on any exchange note;

   o waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the exchange notes, except a rescission of acceleration of the exchange notes by the holders of a majority in aggregate principal amount of the exchange notes and a waiver of the payment Default that resulted from the acceleration;

   o make any exchange note payable in money other than that stated in the exchange notes;

   o make any change in the provisions of the exchange note indenture relating to waivers of past Defaults or the rights of holders of exchange notes to receive payments of principal of or premium, if any, or interest on the exchange notes;

   o waive a redemption payment with respect to any exchange note, other than a payment required by one of the covenants described above under the caption -- Repurchase at the Option of Holders; or

   o make any change in the foregoing amendment and waiver provisions.

     In addition, any amendment to the provisions of Article 10 of the exchange note indenture, which relates to subordination, including the related definitions, will require the consent of the holders of at least 75% in aggregate principal amount of the exchange notes then outstanding if the amendment would adversely affect the rights of holders of exchange notes.

     Notwithstanding the foregoing, without the consent of any holder of exchange notes, Pegasus Satellite and the exchange note trustee may amend or supplement the exchange note indenture or the exchange notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated exchange notes in addition to or in place of certificated exchange notes, to provide for the assumption of Pegasus Satellite's obligations to holders of exchange notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of exchange notes or that does not adversely affect the legal rights under the exchange note indenture of any such holder, or to comply with the SEC's requirements in order to maintain the qualification of the exchange note indenture under the Trust Indenture Act.

Concerning the Exchange Note Trustee

     The exchange note indenture contains limitations on the rights of the exchange note trustee, should it become a creditor of Pegasus Satellite, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The exchange note trustee will be permitted to engage in other transactions. However, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding exchange notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the exchange note trustee, subject to some exceptions. The exchange note indenture provides that in case an Event of Default occurs -- which has not be cured -- the exchange note trustee will be required, in the exercise of

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its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to those provisions, the exchange note trustee will be under no Obligation to exercise any of its rights or powers under the exchange note indenture at the request of any holder of exchange notes, unless the holder shall have offered to the exchange note trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

     The new Pegasus Satellite exchange notes, if issued, are being offered and sold to qualified institutional buyers in reliance on Rule 144A ("Rule 144A Notes") and to a limited number of accredited and unaccredited investors in reliance on Rule 506 ("Rule 506 Notes"). Notes also may be offered and sold in offshore transactions in reliance on Regulation S ("Regulation S Notes"). Except as set forth below, notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The new Pegasus Satellite exchange notes will be issued only against payment in immediately available funds.

     Rule 144A Notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Rule 144A Global Notes"). Regulation S Notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Regulation S Global Notes" and, together with the Rule 144A Global Notes, the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, in New York, New York, and registered in the name of The Depository Trust Company or its nominee, in each case for credit to an account of a direct or indirect participant in The Depository Trust Company as described below. Through and including the 40th day after the later of the commencement of the exchange offer and the closing of the exchange offer (such period through and including such 40th day, the "Restricted Period"), beneficial interests in the Regulation S Global Notes may be held only through Euroclear and Cedel (as indirect participants in The Depository Trust Company), unless transferred to a person that takes delivery through a Rule 144A Global Note in accordance with the certification requirements described below. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See -- Exchanges Between Regulation S Notes and Rule 144A Notes.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See -- Exchange of Book-Entry Notes for Certificated Notes. Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes (as defined below). Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under Notice to Investors.

     Regulation S Notes will also bear the legend as described under Notice to Investors. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of The Depository Trust Company and its direct or indirect participants (including, if applicable, those of Euroclear and Cedel), which may change from time to time.

     Initially, the trustee will act as paying agent and registrar. The new Pegasus Satellite exchange notes may be presented for registration of transfer and exchange at the offices of the registrar.

     Depository Procedures

     The following description of the operations and procedures of The Depository Trust Company, Euroclear and Cedel are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

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     The Depository Trust Company has advised us that The Depository Trust
Company is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to The Depository Trust Company's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of The Depository Trust Company only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of The Depository Trust Company are recorded on the records of the Participants and Indirect Participants.

     The Depository Trust Company has also advised us that, under the procedures established by it:

   o upon deposit of the Global Notes, The Depository Trust Company will credit the accounts of Participants we designate with portions of the principal amount of the Global Notes; and

   o ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by The Depository Trust Company (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

     Investors in the Rule 144A Global Notes may hold their interests directly through The Depository Trust Company, if they are Participants in that system, or indirectly through organizations (including Euroclear and Cedel) that are Participants in the system. Investors in the Regulation S Global Notes must initially hold their interests through Euroclear or Cedel, if they are participants in those systems, or indirectly through organizations that are participants in those systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in The Depository Trust Company system other than Euroclear and Cedel. Euroclear and Cedel will hold interests in the Regulation S Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Cedel. All interests in a Global Note, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of The Depository Trust Company. Those interests held through Euroclear or Cedel may also be subject to the procedures and requirements of those systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because The Depository Trust Company can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in The Depository Trust Company system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing those such interests.

     Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

     Payments in respect of the principal of, and premium, if any, liquidated damages, if any, and interest on a Global Note registered in the name of The Depository Trust Company or its nominee will be payable to The Depository Trust Company in its capacity as the registered holder under the Indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

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   o any aspect of The Depository Trust Company's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes, or for maintaining, supervising or reviewing any of The Depository Trust Company's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

   o any other matter relating to the actions and practices of The Depository Trust Company or any of its Participants or Indirect Participants.

     The Depository Trust Company has advised us that its current practice, upon receipt of any payment in respect of securities such as the new Pegasus Satellite exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of The Depository Trust Company unless The Depository Trust Company has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of The Depository Trust Company, the trustee or us. Neither we nor the trustee will be liable for any delay by The Depository Trust Company or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from The Depository Trust Company or its nominee for all purposes. Except for trades involving only Euroclear and Cedel participants, interest in the Global Notes are expected to be eligible to trade in The Depository Trust Company's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of The Depository Trust Company and its Participants. See -- Same Day Settlement and Payment.

     Subject to the transfer restrictions described under Notice to Investors, transfers between Participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company's procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the new Pegasus Satellite exchange notes described herein, cross-market transfers between the Participants in The Depository Trust Company, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through The Depository Trust Company in accordance with The Depository Trust Company's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Euroclear participants and Cedel participants may not deliver instructions directly to the depositories for Euroclear or Cedel.

     The Depository Trust Company has advised us that it will take any action permitted to be taken by a holder of new Pegasus Satellite exchange notes only at the direction of one or more Participants to whose account The Depository Trust Company has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the new Pegasus Satellite exchange notes as to which the Participant or Participants has or have given such direction. However, if there is an Event of Default under the new Pegasus Satellite exchange notes, The Depository Trust Company reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

     Although The Depository Trust Company, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Regulation S Global Notes and in the Rule 144A Global Notes among Participants in The Depository Trust Company, Euroclear and Cedel, they are under no obligation to perform

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or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by The Depository Trust Company, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Exchange of Book-Entry Notes for Certificated Notes

     A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

   o The Depository Trust Company notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we then fail to appoint a successor depositary, or has ceased to be a clearing agency registered under the Exchange Act;

   o we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

   o there shall have occurred and be continuing a Default or Event of Default with respect to the new Pegasus Satellite exchange notes.

     In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon request but only upon prior written notice given to the trustee by or on behalf of The Depository Trust Company in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in Notice to Investors, unless we determine otherwise in compliance with applicable law.

     Exchange of Certificated Notes for Book-Entry Notes

     New Pegasus Satellite exchange notes issued in certificated form may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that the transfer will comply with the appropriate transfer restrictions applicable to the notes. See Notice to Investors.

     Exchanges Between Regulation S Notes and Rule 144A Notes

     Before the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if the exchange occurs in connection with a transfer of the notes under Rule 144A and the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that the notes are being transferred to a person who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A, purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A and in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

     Beneficial interest in a Rule 144A Global Note may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that the transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if the transfer occurs before the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Cedel.

     Transfers involving an exchange of a beneficial interest in the Regulation S Global Note for a beneficial interest in a Rule 144A Global Note or vice versa will be effected in The Depository Trust Company by means of an instruction originated by the trustee through The Depository Trust Company Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of

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the Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global
Note for so long as it remains such an interest. The policies and practices of The Depository Trust Company may prohibit transfers of beneficial interests in the Regulation S Global Note before the expiration of the Restricted Period.

     Same Day Settlement and Payment

     The indenture will require that payments in respect of the new Pegasus Satellite exchange notes represented by the Global Notes (including principal, premium, if any, interest and liquidated damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holders. With respect to new Pegasus Satellite exchange notes in certificated form, we will make all payments of principal, premium, if any, interest and liquidated damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The notes, if issued, represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by the Depositary to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

     Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global Note from a Participant in The Depository Trust Company will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date. The Depository Trust Company has advised us that cash received in Euroclear or Cedel as a result of sales of interests in a Global Note by or through a Euroclear or Cedel participant to a Participant in The Depository Trust Company will be received with value on the settlement date of The Depository Trust Company but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following The Depository Trust Company's settlement date.

Registration Rights; Liquidated Damages

     Pegasus Satellite will enter into a registration rights agreement on or before the closing of this exchange offer. Your acceptance of the exchange offer either by execution of the letter of transmittal in connection with this exchange offer or by transmittal of acceptance to The Depository Trust Company through the Automated Tender Offer Program will be deemed to constitute your agreement to the registration rights agreement's terms. The registration rights agreement will provide that:

   o Pegasus Satellite will file with the SEC a registration statement related to the preferred stock received in this exchange offer and the exchange notes on or before 90 days after the closing of this exchange offer;

   o Pegasus Satellite will use its best efforts to have the registration statement declared effective by the SEC on or before 90 days after filing the registration statement; and

   o unless prohibited by applicable law or SEC policy, Pegasus Satellite will commence the registered exchange offer and use its best efforts to issue on or before 30 business days after the date on which the registration statement was declared effective by the SEC, registered preferred stock in exchange for all preferred stock received in this exchange offer.

     The foregoing registration requirements will only apply to the preferred stock received in this exchange offer until:

   o the date on which the preferred stock has been exchanged by a person other than a broker-dealer for registered preferred stock;


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   o following the exchange by a broker-dealer in the registered exchange offer for registered preferred stock, the date on which the registered preferred stock is sold to a purchaser who receives from the broker-dealer on or before the date of sale a copy of the prospectus contained in the registration statement;

   o the date on which the preferred stock has been registered under the Securities Act and disposed of in accordance with the registration statement; or

   o the date on which the preferred stock is distributed to the public under Rule 144 of the Securities Act.

     Pegasus Satellite will be required to file with the SEC a separate resale shelf registration statement to cover resales of the preferred stock and exchange notes, if:

   o Pegasus Satellite is not required to file the exchange offer registration statement or is not permitted to consummate the registered exchange offer because the registered exchange offer is prohibited by applicable law or SEC policy; or

   o any holder of preferred stock notifies Pegasus Satellite before the 20th day following consummation of the registered exchange offer that:

     -- it is prohibited by law or SEC policy from participating in the registered exchange offer;

     -- it may not resell the registered preferred stock acquired in the registered exchange offer and the exchange notes, if issued, without delivering a prospectus and the prospectus contained in the registration statement is not appropriate or available for resales; or

     -- it is a broker-dealer and owns preferred stock or exchange notes, if issued, acquired directly from Pegasus Satellite or an Affiliate of Pegasus Satellite.

     If obligated to file the resale shelf registration statement, Pegasus Satellite will use its best efforts to file it with the SEC on or before 90 days after the filing obligation arises, and in any event within 150 days of the closing of this exchange offer. Once filed, Pegasus Satellite will use its best efforts to cause the resale shelf registration statement to be declared effective by the SEC on or before the 90th day after the expiration of that period.

     Pegasus Satellite will pay liquidated damages to each holder of preferred stock or exchange notes, if issued, with respect to the first 90-day period immediately following Pegasus Satellite's first default in its registration obligations in an amount equal to $0.05 per week per $1,000 in aggregate liquidation preference of preferred stock (or principal amount of exchange notes, if issued) held by that holder, if Pegasus Satellite defaults in its obligations under the registration rights agreement in any of the following ways:

   o Pegasus Satellite fails to file a registration statement required by the registration rights agreement on or before the date specified for the filing;

   o a registration statement is not declared effective by the SEC on or before the date specified for effectiveness in the registration rights agreement;

   o Pegasus Satellite fails to consummate the registered exchange offer within 30 business days of the date specified for effectiveness of the registration statement for the registered exchange offer; or

   o the registration statement is declared effective, but then ceases to be effective or usable during the periods specified in the registration rights agreement.

     The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 in liquidation value of the preferred stock (or principal amount of exchange notes, if issued) with respect to each subsequent 90-day period until all of the defaults described above have been cured, up to a maximum of $0.30 per week per $1,000 in liquidation value of the preferred stock (or principal amount of exchange notes, if issued). All accrued liquidated damages will be paid by Pegasus Satellite on each payment date to the holder of the global share or global note, if issued, by wire transfer of immediately available funds or by


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federal funds check and to the holders of certificated shares or notes, if issued by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no accounts have been specified. Following the cure of all defaults, the accrual of liquidated damages will cease.

     Preferred stockholders will be required to make representations to Pegasus Satellite to participate in the registered exchange offer and will be required to deliver information to be used in connection with the resale shelf registration statement and to provide comments on the resale shelf registration statement within the time periods provided in the registration rights agreement to have their notes included in the resale shelf registration statement and to benefit from the provisions regarding liquidated damages described above.

Certain Definitions

     The following are defined terms used in the certificate of designation and the exchange note indenture. We refer you to the certificate of designation and the exchange note indenture for a full discussion of all of the following terms.

     "Acquired Debt" means, with respect to any specified Person:

   o Indebtedness of any other Person existing at the time the other Person is merged with or into or became a Subsidiary of the specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, the other Person merging with or into or becoming a Subsidiary of the specified Person; and

   o Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

     "Adjusted Operating Cash Flow" means, for the four most recent fiscal quarters for which internal financial statements are available, Operating Cash Flow of the Person and its Restricted Subsidiaries less DBS Cash Flow for the most recent four-quarter period plus DBS Cash Flow for the most recent quarterly period, multiplied by four.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person will be deemed to be control.

     "Asset Sale" means:

   o the sale, lease, conveyance or other disposition of any assets
     (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Pegasus Satellite and its Subsidiaries taken as a whole will be governed by the provisions described above under the captions -- Repurchase at the Option of Holders -- Change of Control and/or the provisions described above under the captions -- Certain Covenants -- Merger, Consolidation or Sale of Assets and not by the provision of the Asset Sale covenant); and

   o the issue or sale by Pegasus Satellite or any of its Restricted Subsidiaries of Equity Interests of any of Pegasus Satellite's Restricted Subsidiaries, in the case of either this clause of the prior clause, whether in a single transaction or a series of related transactions:

       -- that have a fair market value in excess of $1.0 million; or

       -- for Net Proceeds in excess of $1.0 million.

     Notwithstanding the foregoing, the following transactions will not be deemed to be Asset Sales:

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   o a transfer of assets by Pegasus Satellite to a Wholly Owned Restricted
     Subsidiary of Pegasus Satellite or by a Wholly Owned Restricted Subsidiary of Pegasus Satellite to Pegasus Satellite or to another Wholly Owned Restricted Subsidiary of Pegasus Satellite;

   o an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary of Pegasus Satellite to Pegasus Satellite or to another Wholly Owned Restricted Subsidiary of Pegasus Satellite; and

   o a Restricted Payment that is permitted by the provisions of the covenant described above under the captions -- Certain Covenants -- Restricted Payments.

     "Asset Swap" means an exchange of assets by Pegasus Satellite or a Restricted Subsidiary of Pegasus Satellite for one or more Permitted Businesses or for a controlling Equity Interest in any Person whose assets consist primarily of one or more Permitted Businesses.

     "Bank Facilities" means, with respect to Pegasus Satellite or any of its Restricted Subsidiaries, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to the lenders or to special purpose entities formed to borrow from the lenders against the receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at the time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means:

   o in the case of a corporation, corporate stock;

   o in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

   o in the case of a partnership, partnership interests (whether general or limited); and

   o any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means:

   o United States dollars;

   o securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;

   o certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better;

   o repurchase obligations with a term of not more than seven days or on demand for underlying securities of the types described in the first two clauses above entered into with any financial institution meeting the qualifications specified in the third and fourth clauses above; and

   o commercial paper having the highest rating at acquisition obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Services and in each case maturing within six months after the date of acquisition.

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   "Change of Control" means the occurrence of any of the following:

   o the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Pegasus Satellite and its Restricted Subsidiaries taken as a whole to any "person" (as the term is used in Section 13(d)(3) of the Exchange Act) other than the Principal or his Related Parties (as defined below);

   o the adoption of a plan relating to the liquidation or dissolution of Pegasus Satellite;

   o the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that:

     -- any "person" (as defined above) becomes the "beneficial owner" (as the term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all securities that the person has the right to acquire, whether the right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more of the Voting Stock (measured by voting power rather than number of shares) of Pegasus Satellite than is beneficially owned (as defined above) at the time by the Principal and his Related Parties in the aggregate;

     -- the Principal and his Related Parties collectively cease to beneficially own (as defined above) Voting Stock of Pegasus Satellite having at least 30% of the combined voting power of all classes of Voting Stock of Pegasus Satellite then outstanding; or

     -- the Principal and his Affiliates acquire, in the aggregate, beneficial ownership (as defined above) of more than 662/3% of the shares of Pegasus Satellite's Class A common stock at the time outstanding; or

   o the first day on which a majority of the members of the board of directors of Pegasus Satellite are not Continuing Directors.

     In applying the third clause above, if Pegasus Satellite is a subsidiary of another corporation, all references to Pegasus Satellite will instead be references to the other corporation.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of the Person and its Restricted Subsidiaries for the period, on a consolidated basis, determined in accordance with GAAP; provided that:

   o the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof;

   o the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of the acquisition will be excluded;

   o the cumulative effect of a change in accounting principles will be excluded; and

   o the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to Pegasus Satellite or one of its Subsidiaries.

     "Continuing Directors" means, as of any date of determination, any member of the board of directors of Pegasus Satellite who:

   o was a member of the board of directors of Pegasus Satellite on January 27, 1997; or

   o was nominated for election or elected to the board of directors of Pegasus Satellite, with the approval of a majority of the Continuing Directors who were members of the board at the time of the nomination or election.

     "Cumulative Operating Cash Flow" means, as of any date of determination, Operating Cash Flow for Pegasus Satellite and its Restricted Subsidiaries for the period (taken as one accounting period) from the

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beginning of the first full month commencing after January 27, 1997 to the end of the most recently ended fiscal quarter for which internal financial statements are available at the date of determination, plus all cash dividends received by Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite from any Unrestricted Subsidiary of Pegasus Satellite or Wholly Owned Restricted Subsidiary of Pegasus Satellite to the extent that the dividends are not included in the calculation of permitted Restricted Payments under the third paragraph of the covenant described under the captions -- Certain Covenants -- Restricted Payments by virtue of the third clause of that paragraph.

     "Cumulative Total Interest Expense" means, with respect to Pegasus Satellite and its Restricted Subsidiaries, as of any date of determination, Total Interest Expense for the period (taken as one accounting period) from the beginning of the first full month commencing after January 27, 1997 to the end of the most recently ended fiscal quarter for which internal financial statements are available at the date of determination.

     "DBS Cash Flow" means income from operations -- before depreciation, amortization and Non-Cash Incentive Compensation to the extent deducted in arriving at income from operations -- for the Satellite Segment determined on a basis consistent with the segment data contained in Pegasus Satellite's consolidated audited financial statements.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means any Senior Debt permitted under the exchange note indenture the principal amount of which is $10.0 million or more and that has been designated by Pegasus Satellite as "Designated Senior Debt."

     "Disqualified Stock" means any Capital Stock -- other than the Series A Preferred Stock -- that, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, under a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or before the mandatory redemption date of the new Pegasus Satellite preferred stock unless, in any such case, the issuer's obligation to pay, purchase or redeem the Capital Stock is expressly conditioned on its ability to do so in compliance with the provisions of the covenant described under the captions -- Certain Covenants -- Restricted Payments.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

     "Existing Indebtedness" means all Indebtedness of Pegasus Satellite and its Subsidiaries in existence on January 27, 1997, until the amounts are repaid.

     "Fair Market Value" means, with respect to assets or aggregate net proceeds having a fair market value:

   o of less than $5.0 million, the fair market value of the assets or proceeds determined in good faith by the board of directors of Pegasus Satellite, including a majority of the board's Independent Directors, and evidenced by a board resolution; and

   o equal to or in excess of $5.0 million, the fair market value of the assets or proceeds as determined by an independent appraisal firm with experience in the valuation of the classes and types of assets in question; provided that the fair market value of the assets purchased in an arms'-length transaction by an Affiliate of Pegasus Satellite -- other than a Subsidiary -- from a third party that is not also an Affiliate of Pegasus Satellite or of the purchaser and contributed to Pegasus Satellite within five business days of the consummation of the acquisition of the assets by the Affiliate will be deemed to be the aggregate consideration paid by the Affiliate, which may include the fair market value of any non-cash consideration to the extent that the valuation requirements of this definition are complied with as to any such non-cash consideration.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in the other statements by the other entity as have been approved by a significant segment of the accounting profession, which are in effect on the closing of this exchange offer.

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     "Government Securities" means direct obligations of, or obligations guaranteed by, the United States for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

     "Guarantee" means a guarantee -- other than by endorsement of negotiable instruments for collection in the ordinary course of business -- direct or indirect, in any manner, including, without limitation, co-borrowing arrangements, letters of credit and reimbursement agreements in respect of these arrangements, of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of the Person under:

     o interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

     o other agreements or arrangements designed to protect the Person against fluctuations in interest rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of the Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit -- or reimbursement agreements in respect of these arrangements -- or banker's acceptances or representing any Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than letters of credit and Hedging Obligations, would appear as a liability upon a balance sheet of the Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of the Person, whether or not the indebtedness is assumed by the Person, and, to the extent not otherwise included, the Guarantee by the Person of any indebtedness of any other Person. The amount of Indebtedness of any Person at any date will be the outstanding balance at that date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at that date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of the Indebtedness less the remaining unamortized portion of the original issue discount of the Indebtedness at such time as determined in conformity with GAAP.

     "Indebtedness to Adjusted Operating Cash Flow Ratio" means, as of any date of determination, the ratio of:

     o the aggregate principal amount of all outstanding Indebtedness of a Person and its Restricted Subsidiaries as of that date on a consolidated basis, plus the aggregate liquidation preference of all outstanding new Pegasus Satellite preferred stock -- other than Qualified Subsidiary Stock -- of the Restricted Subsidiaries of the Person as of that date, excluding any such new Pegasus Satellite preferred stock held by the Person or a Wholly Owned Restricted Subsidiary of the Person, plus the aggregate liquidation preference or redemption amount of all Disqualified Stock of that Person, excluding any Disqualified Stock held by that Person or a Wholly Owned Restricted Subsidiary of that Person, as of that date, to:

     o Adjusted Operating Cash Flow of the Person and its Restricted Subsidiaries for the most recent four-quarter period for which internal financial statements are available determined on a pro forma basis after giving effect to all acquisitions and dispositions of assets -- notwithstanding the second clause of the definition of "Consolidated Net Income" -- including, without limitation, Asset Swaps, made by the Person and its Restricted Subsidiaries since the beginning of that four-quarter period through that date as if the acquisitions and dispositions had occurred at the beginning of that four-quarter period.

     "Independent Director" means a member of the board of directors who is neither an officer nor an employee of Pegasus Satellite or any of its Affiliates.

     "Investments" means, with respect to any Person, all investments by the Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of indebtedness or other obligations), advances or capital contributions -- excluding commission, travel and similar advances to officers and employees made in the ordinary course of business -- purchases or other acquisitions for

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consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by Pegasus Satellite for consideration consisting of common equity securities, or new Pegasus Satellite preferred stock which is not Disqualified Stock, of Pegasus Satellite will not be deemed to be an Investment.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of the asset, whether or not filed, recorded or otherwise perfected under applicable law -- including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code, or equivalent statutes of any jurisdiction.

     "Net Income" means, with respect to any Person, the net income (loss) of the Person, determined in accordance with GAAP and before any reduction in respect of new Pegasus Satellite preferred stock dividends, excluding, however:

   o any gain (but not loss), together with any related provision for taxes on the gain (but not loss), realized in connection with;

     -- any Asset Sale (including, without limitation, dispositions under sale and leaseback transactions); or

     -- the disposition of any securities by that Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of that Person or any of its Restricted Subsidiaries; and

   o any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on the extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by Pegasus Satellite or any of its Restricted Subsidiaries in respect of any Asset Sale -- including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale -- net of the direct costs relating to the Asset Sale, including, without limitation, legal, accounting, investment banking fees and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness in connection with the Asset Sale and any reserve for adjustment in respect of the sale price of the asset or assets established in accordance with GAAP.

     "Non-Cash Incentive Compensation" means incentive compensation paid to any officer, employee or director of Pegasus Satellite or any of its Subsidiaries in the form of common stock of Pegasus Satellite or its parent corporation or options to purchase common stock of Pegasus Satellite or its parent corporation under the Pegasus Communications Restricted Stock Plan or the Pegasus Communications 1996 Stock Option Plan.

     "Non-Recourse Debt" means Indebtedness

   o as to which neither Pegasus Satellite nor any of its Restricted
     Subsidiaries:

     -- provides credit support of any kind, including any undertaking, agreement or instrument that would constitute Indebtedness;

     -- is directly or indirectly liable, as a guarantor or otherwise; or

     -- constitutes the lender;

   o no default with respect to which, including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary, would permit upon notice, lapse of time or both any holder of any other Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

   o as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Pegasus Satellite or any of its Restricted Subsidiaries.

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     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Operating Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of the Person for the period:

     o plus:

      -- extraordinary net losses and net losses on sales of assets outside the ordinary course of business during the period, to the extent the losses were deducted in computing the Consolidated Net Income;

      -- provision for taxes based on income or profits, to the extent the provision for taxes was included in computing the Consolidated Net Income, and any provision for taxes utilized in computing the net losses under the first clause hereof;

      -- consolidated interest expense of the Person and its Subsidiaries for the period, whether paid or accrued and whether or not capitalized -- including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, under Hedging Obligations -- to the extent that any such expense was deducted in computing the Consolidated Net Income;

     -- depreciation, amortization -- including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period -- and other non-cash charges, excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period, of the Person and its Subsidiaries for the period to the extent that the depreciation, amortization and other non-cash charges were deducted in computing the Consolidated Net Income; and

     -- Non-Cash Incentive Compensation to the extent the compensation expense was deducted in computing the Consolidated Net Income and to the extent not included in the fourth clause of this definition;

     o less all non-cash income for the period, excluding any such non-cash income to the extent it represents an accrual of cash income in any future period or amortization of cash income received in a prior period.

     "Pari Passu Debt" means senior subordinated Indebtedness of Pegasus Satellite permitted by the covenant described under the captions -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock, other than the exchange notes, which is pari passu in right of payment with the exchange notes.

     "Permitted Businesses" means:

     o any media or communications business, including but not limited to, any broadcast television station, cable franchise or other business in the television broadcasting, cable or direct-to-home satellite television industries; and

     o any business reasonably related or ancillary to any of the foregoing businesses.

     "Permitted Investments" means

     o any Investments in Pegasus Satellite or in a Wholly Owned Restricted Subsidiary of Pegasus Satellite;

     o any Investments in Cash Equivalents;

     o Investments by Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite in a Person, if as a result of the Investment:

                                       97
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      -- the Person becomes a Wholly Owned Restricted Subsidiary of Pegasus
         Satellite; or

      -- the Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite;

     o Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made under and in compliance with the provisions of the covenant described under the caption -- Description of Exchange Notes -- Repurchase at the Option of Holders -- Asset Sales; and

     o other Investments -- measured as of the time made and without giving effect to subsequent changes in value -- that do not exceed an amount equal to $5.0 million plus, to the extent any such Investments are sold for cash or are otherwise liquidated or repaid for cash, any gains less any losses realized on the disposition of the Investments.

     "Permitted Liens" means:

     o Liens securing Senior Debt;

     o Liens securing Indebtedness of a Subsidiary that was permitted to be incurred under the exchange note indenture;

     o Liens on property of a Person existing at the time the Person is merged into or consolidated with Pegasus Satellite or any Subsidiary of Pegasus Satellite; provided that the Liens were not created in contemplation of the merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite;

     o Liens on property existing at the time of acquisition thereof by Pegasus Satellite or any Subsidiary of Pegasus Satellite; provided that the Liens were not created in contemplation of the acquisition;

     o Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

     o Liens existing on January 27, 1997;

     o Liens to secure Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations permitted by the sixth clause of the second paragraph of the covenant described under the captions -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock, covering only the assets acquired with the Indebtedness;

     o Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

     o Liens incurred in the ordinary course of business of Pegasus Satellite or any Subsidiary of Pegasus Satellite with respect to obligations that do not exceed $1.0 million at any one time outstanding; and

     o Liens on assets of or Equity Interests in Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries.

     "Permitted Refinancing Debt" means any Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries; provided that:

     o the principal amount of the Permitted Refinancing Debt does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded, plus (a) the amount of reasonable expenses incurred in connection with Indebtedness and (b) the amount of any premium required to be paid in connection with the refinancing under the terms of the refinancing or deemed by Pegasus Satellite or the Restricted Subsidiary necessary to be paid in order to effectuate the refinancing;


                                       98
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     o the Permitted Refinancing Debt has a final maturity date not earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

     o if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the exchange notes, the Permitted Refinancing Debt has a final maturity date later than the final maturity date of the exchange notes, and is subordinated in right of payment to the exchange notes on terms at least as favorable to the holders of exchange notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

     o the Indebtedness is incurred either by Pegasus Satellite or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Principal" means Marshall W. Pagon.

     "Qualified Subsidiary Stock" means Capital Stock of a Subsidiary of Pegasus Satellite which by its terms:

     o does not mature, or is not mandatorily redeemable, under a sinking fund obligation or otherwise, and is not redeemable at the option of its holder, in whole or in part, prior to January 1, 2008, in each case, whether automatically or upon the happening of any event, unless, in any such case, the issuer's obligation to pay, purchase or redeem the Capital Stock is expressly conditioned on its ability to do so in compliance with the provisions of the covenant described under the caption -- Certain Covenants -- Restricted Payments;

     o is automatically exchangeable into shares of Capital Stock of Pegasus Satellite that is not Disqualified Stock, or into Capital Stock of Pegasus Satellite's parent, upon the earlier to occur of:

       -- the occurrence of a Voting Rights Triggering Event or an Event of Default and

       -- January 1, 2006;

     o has no voting or remedial rights; and

     o does not permit the payment of cash dividends prior to January 1, 2007, unless, in the case of this clause, the issuer's ability to pay cash dividends is expressly conditioned on its ability to do so in compliance with the provisions of the covenant described under the caption -- Certain Covenants -- Restricted Payments.

     "Related Party" with respect to the Principal means:

     o any immediate family member of the Principal; or

     o any trust, corporation, partnership or other entity, more than 50% of the voting Equity Interests of which are owned directly or indirectly by, and which is controlled by, the Principal and/or the other Persons referred to in the immediately preceding clause.

     For purposes of this definition:

     o "immediate family member" means spouse, parent, step-parent, child, sibling or step-sibling; and

     o "control" has the meaning specified in the definition of "Affiliate" contained under the caption -- Certain Definitions. In addition, the Principal's estate will be deemed to be a Related Party until such time as such estate is distributed in accordance with the Principal's will or applicable state law.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "Satellite Segment" means the business involved in the marketing of video and audio programming and data information services through transmission media consisting of space-based satellite broadcasting services,

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the assets related to the conduct of the business held by Pegasus Satellite and its Restricted Subsidiaries on the Closing Date, plus all other assets acquired by Pegasus Satellite or any of its Restricted Subsidiaries that are directly related to the business, excluding, without limitation, the terrestrial television broadcasting business and the assets related to this business and the cable television business and the assets related to this business; provided that any assets acquired by Pegasus Satellite or any of its Restricted Subsidiaries after January 27, 1997 that are not directly related to the business will not be included for purposes of this definition.

     "Senior Bank Debt" means any Indebtedness of Pegasus Satellite (including letters of credit) outstanding under, and any other Obligations of Pegasus Satellite with respect to, Bank Facilities, to the extent that any such Indebtedness and other Obligations are permitted by the exchange note indenture to be incurred.

     "Senior Debt" means the Senior Bank Debt (to the extent it constitutes Indebtedness of Pegasus Satellite) and any other Indebtedness of Pegasus Satellite permitted to be incurred by Pegasus Satellite under the terms of the exchange note indenture, unless the instrument under which the Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the exchange notes. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:

     o any liability for federal, state, local or other taxes owed or owing by Pegasus Satellite;

     o any Indebtedness of Pegasus Satellite to any of its Subsidiaries or other Affiliates;

     o any trade payables; or

     o any Indebtedness that is incurred in violation of the exchange note indenture.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, under the Securities Act, as in effect on January 27, 1997.

     "Split Dollar Agreement" means the Split Dollar Agreement between Pegasus Satellite and Nicholas A. Pagon, Holly T. Pagon and Michael B. Jordan, as trustees of an insurance trust established by Marshall W. Pagon, as in effect on January 27, 1997.

     "Subsidiary" means, with respect to any Person:

     o any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

     o any partnership:

     -- the sole general partner or the managing general partner of which is the Person or a Subsidiary of the Person; or


     -- the only general partners of which are the Person or of one or more
        Subsidiaries of the Person (or any combination thereof).

     "Total Interest Expense" means, with respect to any Person for any period, the sum of:

     o the consolidated interest expense of the Person and its Restricted Subsidiaries for the period, whether paid or accrued -- including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, under Hedging Obligations;

     o the consolidated interest expense of the Person and its Restricted Subsidiaries that was capitalized during the period, to the extent the amounts are not included in the first clause of this definition;

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     o any interest expense for the period on Indebtedness of another Person that is Guaranteed by the Person or one of its Restricted Subsidiaries or secured by a Lien on assets -- other than Equity Interests in Unrestricted Subsidiaries securing Indebtedness of Unrestricted Subsidiaries -- of the Person or one of its Restricted Subsidiaries, whether or not the Guarantee or Lien is called upon; and

     o all cash and non-cash dividend payments during the period on any series of new Pegasus Satellite preferred stock of a Restricted Subsidiary of the Person.

     "Unrestricted Subsidiary" means any Subsidiary that is designated by the board of directors as an Unrestricted Subsidiary under a board resolution; but only to the extent that the Subsidiary:

     o has no Indebtedness other than Non-Recourse Debt;

     o is not party to any agreement, contract, arrangement or understanding with Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Pegasus Satellite or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Pegasus Satellite;

     o is a Person with respect to which neither Pegasus Satellite nor any of its Restricted Subsidiaries has any direct or indirect obligation:


       -- to subscribe for additional Equity Interests; or


       -- to maintain or preserve the Person's financial condition or to cause the Person to achieve any specified levels of operating results;

     o has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries; and

     o has at least one executive officer that is not a director or executive officer of Pegasus Satellite or any of its Restricted Subsidiaries.

     Any such designation made by Pegasus Satellite's board of directors at a time when any exchange notes are outstanding will be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to the designation and an officers' certificate certifying that the designation complied with the foregoing conditions and was permitted by the provisions of the covenant described under the caption -- Certain Covenants -- Restricted Payments. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the certificate of designation or the exchange note indenture, as the case may be, and any Indebtedness of the Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Pegasus Satellite as of that date -- and, if the Indebtedness is not permitted to be incurred as of that date under the provisions of the covenant described under the caption -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock -- treating the Subsidiary as a Restricted Subsidiary for the purpose for the period relevant to that covenant, Pegasus Satellite will be in default of the covenant; provided, however, that in the event an Unrestricted Subsidiary ceases to meet the requirement set forth in the fifth clause of this definition, the Unrestricted Subsidiary will have 60 days to meet the requirement before the Unrestricted Subsidiary will cease to be an Unrestricted Subsidiary. The board of directors of Pegasus Satellite may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of Pegasus Satellite of any outstanding Indebtedness of the Unrestricted Subsidiary and the designation will be permitted only if:

     o the Indebtedness is permitted under the covenant described under the provisions of the covenant described under the caption -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock treating the Subsidiary as a Restricted Subsidiary for the purpose for the period relevant to that covenant; and

     o no Voting Rights Triggering Event, or no Default or Event of Default, as the case may be, would be in existence following the designation.

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     "Voting Stock" means with respect to any specified Person, Capital Stock with voting power, under ordinary circumstances and without regard to the occurrence of any contingency, to elect the directors or other managers or trustees of the Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

     o the sum of the products obtained by multiplying:

     -- the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof; by

     -- the number of years (calculated to the nearest one-twelfth) that will elapse between that date and the making of the payment; by

     o the then outstanding principal amount of the Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of the Person all of the outstanding Capital Stock, other than Qualified Subsidiary Stock, or other ownership interests of which, other than directors' qualifying shares, will at the time be owned by the Person and/or by one or more Wholly Owned Restricted Subsidiaries of the Person.


                                      102
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                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     Information with respect to our indebtedness is contained below and in the section Risk Factors -- Risk of Investing in the New Pegasus Satellite Preferred Stock and Exchange Notes -- Our Substantial Indebtedness Could Adversely Affect Your Investment.

     Our principal indebtedness is owed by corporations at different levels of our corporate structure. See the organizational charts presented in Proposed Holding Company Reorganization.

Pegasus Media & Communications Credit Facility

     On January 14, 2000, Pegasus Media & Communications, Inc., a wholly-owned subsidiary of Pegasus Communications, entered into a $500.0 million credit facility. This Pegasus Media & Communications credit facility replaced the previous Pegasus Media & Communications and the Digital Television Services credit facilities. Pegasus Media & Communications can use borrowings under the credit facility for acquisitions and general corporate purposes. The following summary of the material provisions of the credit facility is not complete, and is subject to all the provisions of the credit facility.

     The facility includes a $225.0 million secured reducing revolving credit facility that will mature on October 31, 2004, as well as a $275.0 million secured term loan maturing April 30, 2005. Furthermore, Pegasus Media & Communications will be permitted to borrow up to $200.0 million under an incremental secured term loan maturing on July 31, 2005, if Pegasus Media & Communications seeks and obtains commitments for such loan. The facility is secured by substantially all assets of Pegasus Media & Communications and a pledge of all capital stock of its and certain of its principal subsidiaries.

     Borrowings under the credit facility bear interest at LIBOR or the prime rate, as selected by Pegasus Media & Communications, plus spreads that vary with its ratio of total debt to a measure of its cash flow. The credit facility requires an annual commitment fee of 0.75% of the unused portion of the revolving credit commitment when less than 50% of the revolving credit commitment is utilized, and an annual commitment fee of 0.50% of the unused portion of the revolving credit commitment when greater than 50% of the revolving credit commitment is utilized. The credit facility requires Pegasus Media & Communications to purchase an interest rate hedging contract covering an amount equal to at least 50% of the total amount of the term loan. The facility contains hedging requirements for the revolving credit facility and the term loan that are customary for such transactions.

     The Pegasus Media & Communications credit facility requires prepayments and concurrent reductions of the commitment customary for credit facilities of this nature. The credit facility:

     o limits the amounts of indebtedness that Pegasus Media & Communications and its subsidiaries may incur;

     o requires Pegasus Media & Communications to maintain a maximum leverage ratio, a minimum interest coverage, and a minimum fixed charge coverage; and

     o limits dividends and other restricted payments.

The credit facility contains customary covenants, representations, warranties, indemnities, conditions precedent to closing and borrowing, and events of default. Currently, the credit facility does not allow Pegasus Media & Communications to make distributions to Pegasus Satellite of enough money to pay its dividend obligations that begin in 2002 under the new Pegasus Satellite preferred stock. However, we are in the process of obtaining the consents of our lenders so that we can do so (except if there has been a default under the credit facility). Unless there is a default under the credit facility, Pegasus Media & Communications can make distributions to Pegasus Satellite, including the distribution of enough money to pay interest and dividend obligations on Pegasus Satellite's other publicly held debt securities.

     Beginning March 31, 2001, the revolving credit commitment under the credit facility will begin to reduce in quarterly amounts ranging from a 10% annualized reduction in 2001 to a 50% annualized reduction in


                                      103
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2004. Amortization will begin on the term loan on March 31, 2001 in quarterly amounts ranging from 0.25% in 2001 to 25% in 2005, with the balance due at maturity. The incremental term loan will be accessible until June 30, 2001 with amortization commencing in quarterly amounts ranging from 0.25% in 2001 to 25% on December 31, 2004, with the balance due at maturity.

Golden Sky Credit Facility

     In May 1998, Golden Sky Systems, Inc. entered into an amended and restated revolving credit facility to provide for:

     o revolving credit in the amount of $115.0 million, with a $40.0 million sublimit for letters of credit; and

     o a $35.0 million term loan facility.

     Golden Sky Systems can use borrowings under the Golden Sky credit facility for acquisitions, capital expenditures, working capital and general corporate purposes. The following summary of the material provisions of the credit facility is not complete, and is subject to all of the provisions of the credit facility.

     Golden Sky Holdings, Golden Sky DBS Inc., and all subsidiaries of Golden Sky Systems, Inc., except for South Plains DBS Limited Partnership and DCE Satellite Entertainment, LLC, are guarantors of the credit facility, which is secured by:

     o a pledge by Golden Sky Holdings of all capital stock of Golden Sky DBS;

     o a pledge by Golden Sky DBS of all capital stock of Golden Sky Systems;

     o an equal and ratable pledge of all capital stock of Golden Sky System's subsidiaries;

     o a first priority security interest in all assets of Golden Sky Systems' subsidiaries; and

     o a collateral assignment of Golden Sky DBS's agreements with the National Rural Telecommunications Cooperative.

     Borrowings under the credit facility bear interest at the quotation offered in the New York interbank Eurodollar market or the prime rate, as selected by Golden Sky DBS, plus spreads that vary with its ratio of total debt to a measure of its cash flow.

     The term loan must be repaid in 15 consecutive quarterly installments of approximately $88,000 each, commencing March 31, 2002, with the remaining balance due on December 31, 2005. Borrowings under the revolving credit facility will be available to Golden Sky DBS until September 30, 2005. The commitments under the Golden Sky DBS credit facility reduce quarterly commencing on March 31, 2001 at a rate of approximately $1.2 million per quarter through 2001, approximately $3.4 million per quarter in 2002, approximately $6.9 million per quarter in 2003, approximately $8.6 million per quarter in 2004 and approximately $11.5 million per quarter until September 30, 2005. The making of each loan under the credit facility is subject to the satisfaction of certain conditions, including not exceeding a borrowing base based on the number of paying subscribers and households within the rural DIRECTV service territories served by Golden Sky DBS.

     The credit facility contains specified financial and operating covenants, including minimum interest coverage ratios and limits on general and administrative expenses.

     In addition, the credit facility provides for mandatory prepayments from the net proceeds of sales or other dispositions of capital stock or material assets and a percentage of any excess operating cash flow with respect to any fiscal year equal to 75%.

1999 Notes

     Pegasus Satellite has outstanding $155.0 million in aggregate principal amount of its 12 1/2% Series A senior subordinated notes due 2007. The 1999 notes are subject to an indenture among Pegasus Satellite and

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First Union National Bank, as trustee. The following summary of the material provisions of the 1999 notes indenture is not complete, and is subject to all of the provisions of the 1999 notes indenture and those terms made a part of the indenture by the Trust Indenture Act.

     General. The 1999 notes will mature on August 1, 2007 and bear interest at 12 1/2% per annum, payable semi-annually on February 1 and August 1 of each year. The 1999 notes are general unsecured obligations of Pegasus Satellite and rank senior in right of payment to all existing and future subordinated debt of Pegasus Satellite and rank equal in right of payment with all existing and future senior subordinated debt. The 1999 notes may be guaranteed, on a senior subordinated unsecured basis, jointly and severally, by each subsidiary of Pegasus Satellite that issues a supplemental indenture to the 1999 notes indenture.

     Optional Redemption. The 1999 notes are subject to redemption at any time, at the option of Pegasus Satellite, in whole or in part, on or after August 1, 2003 at redemption prices, plus accrued interest, starting at 106.25% of principal during the 12-month period beginning August 1, 2003 and declining annually to 100% of principal on August 1, 2006 and thereafter.

     Change of Control. If a change of control of Pegasus Satellite occurs, each holder of the 1999 notes may require Pegasus Satellite to repurchase all or a portion of the holder's 1999 notes at a purchase price equal to 101% of principal, together with accrued and unpaid interest, if any, to the date of repurchase. Generally, a change of control, means any of the following, with certain exceptions:

     o the sale of all or substantially all of Pegasus Satellite's assets to any person other than Marshall W. Pagon or his related parties, as described in the indenture;

     o the adoption of a plan relating to the liquidation or dissolution of Pegasus Satellite;

     o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting power of all Pegasus Satellite's voting stock than is beneficially owned at such time by Mr. Pagon and his related parties;

     o the consummation of any transaction in which Mr. Pagon and his related parties cease to have at least 30% of the combined voting power of all of Pegasus Satellite's voting stock, or in which Mr. Pagon and his affiliates acquire in the aggregate beneficial ownership of more than 66 2/3% of Pegasus Satellite's Class A common stock; or

     o the first day on which a majority of the members of the board of directors of Pegasus Satellite are not continuing directors -- essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

     Certain Covenants. The 1999 notes indenture contains a number of covenants restricting the operations of Pegasus Satellite, which, among other things, limit its ability to:

     o incur additional indebtedness;

     o pay dividends or make distributions;

     o make certain investments;

     o sell assets;

     o issue subsidiary stock;

     o restrict distributions from subsidiaries;

     o create certain liens;

     o enter into certain consolidations or mergers; and

     o enter into certain transactions with affiliates.

     Events of Default. Events of default under the 1999 notes indenture include the following:

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

     o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the 1999 notes;

     o default in payment when due of the principal of or premium, if any, on the notes;

     o failure by Pegasus Satellite to comply with certain provisions of the notes indenture (subject, in some but not all cases, to notice and cure periods);

     o default under certain items of indebtedness for money borrowed by Pegasus Satellite or any of its significant restricted subsidiaries in the amount of $5.0 million or more;

     o failure by Pegasus Satellite or any restricted subsidiary to pay final judgments in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

     o certain events of bankruptcy or insolvency with respect to Pegasus Satellite or certain of its subsidiaries.

     If an event of default occurs, with certain exceptions, the trustee under the 1999 notes indenture or the holders of at least 25% in principal amount of the then outstanding notes may accelerate the maturity of all the 1999 notes.

1998 Notes

     Pegasus Satellite has outstanding $100.0 million in aggregate principal of 9 3/4% senior notes due 2006. The 1998 notes are subject to an indenture between Pegasus Satellite and First Union National Bank, as trustee. The following summary of the material provisions of the 1998 notes indenture is not complete, and is subject to all of the provisions of the indenture and those terms made a part of the indenture by the Trust Indenture Act.

     General. The 1998 notes will mature on December 1, 2006 and bear interest at 9 3/4% per annum, payable semi-annually in arrears on June 1 and December 1 of each year. The 1998 notes are general unsecured obligations of Pegasus Satellite and rank senior in right of payment to all existing and future subordinated debt of Pegasus Satellite and rank equal in right of payment with all existing and future senior debt. Pegasus Satellite's obligations under the 1998 notes may be guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary of Pegasus Satellite that executes a supplemental indenture to the 1998 notes indenture.

     Optional Redemption. The 1998 notes may be redeemed, in whole or in part, at the option of Pegasus Satellite on or after December 1, 2002, at the redemption prices, plus accrued interest, starting at 104.875% of principal during the 12-month period beginning December 1, 2002 and declining annually to 100% of principal on December 1, 2005 and thereafter.

     Pegasus Satellite also has the right, until December 1, 2001, to use the net proceeds of one or more offerings of its capital stock to redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.750% of the principal, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. If Pegasus Satellite does this, it must leave at least $65.0 million of the 1998 notes outstanding, and the redemption must occur within 90 days of the date of closing of the offering of its capital stock.

     Change of Control. If a change of control of Pegasus Satellite occurs, each holder of 1998 notes will have the right to require Pegasus Satellite to repurchase all or a portion of the holder's 1998 notes at a purchase price equal to 101% of the principal, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of repurchase. Generally, a change of control includes any of the following:

     o the sale of all or substantially all of Pegasus Satellite's assets to any person other than Marshall W. Pagon or his related parties, as described in the indenture;

     o the adoption of a plan relating to the liquidation or dissolution of Pegasus Satellite;

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

   o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting power of all Pegasus Satellite's voting stock than is beneficially owned at such time by Mr. Pagon and his related parties;

   o the consummation of any transaction in which Mr. Pagon and his related parties cease to have at least 30% of the combined voting power of all of Pegasus Satellite's voting stock, or Mr. Pagon and his affiliates acquire in the aggregate beneficial ownership of more than 66 2/3% of Pegasus Satellite's Class A common stock; or

   o the first day on which a majority of the members of the board of directors of Pegasus Satellite are not continuing directors -- essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

     Certain Covenants. The 1998 notes indenture contains a number of covenants restricting Pegasus Satellite's operations, which, among other things, limit the ability of Pegasus Satellite Communications to:

     o incur additional indebtedness;

     o pay dividends or make distributions;

     o make certain investments;

     o sell assets;

     o issue subsidiary stock;

     o restrict distributions from subsidiaries;

     o create certain liens;

     o enter into certain consolidations or mergers; and

     o enter into certain transactions with affiliates.

     Events of Default. Events of default under the 1998 notes indenture include the following:

     o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the 1998 notes;

     o default in payment when due of the principal of or premium, if any, on the 1998 notes;

     o failure by Pegasus Satellite or any subsidiary to comply with certain provisions of the 1998 notes indenture, subject, in some but not all cases, to notice and cure periods;

     o default under certain items of indebtedness for money borrowed by Pegasus Satellite or certain of its subsidiaries;

     o failure by Pegasus Satellite or certain of its subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

     o certain events of bankruptcy or insolvency with respect to Pegasus Satellite or certain of its subsidiaries.

     If an event of default occurs, with certain exceptions, the trustee under the 1998 notes indenture or the holders of at least 25% in principal amount of the then outstanding 1998 notes may accelerate the maturity of all the 1998 notes.

1997 Notes

     Pegasus Satellite has outstanding $115.0 million in aggregate principal amount of its 9 5/8% senior notes due 2005. The 1997 notes are subject to an indenture between Pegasus Satellite and First Union National Bank, as trustee. The following summary of the material provisions of the indenture is not complete, and is subject to all of the provisions of the 1997 notes indenture and those terms made a part of the indenture by the Trust Indenture Act.

     General. The 1997 notes will mature on October 15, 2005 and bear interest at 9 5/8% per annum, payable semi-annually in arrears on April 15 and October 15 of each year. The 1997 notes are general unsecured obligations of Pegasus Satellite and rank senior in right of payment to all existing and future subordinated debt of Pegasus Satellite and rank equal in right of payment with all existing and future senior debt. Pegasus Satellite's obligations under the 1997 notes may be guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary of Pegasus Satellite that executes a supplemental indenture to the 1997 notes indenture.

     Optional Redemption. The 1997 notes may be redeemed, in whole or in part, at the option of Pegasus Satellite on or after October 15, 2001, at the redemption prices, plus accrued interest, starting at 104.813% of principal during the 12-month period beginning October 15, 2001 and declining annually to 100% of principal on October 15, 2003 and thereafter.

     Change of Control. If a change of control of Pegasus Satellite occurs, each holder of the 1997 notes may require Pegasus Satellite to repurchase all or a portion of the holder's 1997 notes at a purchase price equal to 101% of the principal, together with accrued and unpaid interest and liquidated damages thereon, if any, to the date of repurchase.

     Generally, a change of control, includes any of the following events:

     o the sale of all or substantially all of Pegasus Satellite's assets to any person other than Marshall W. Pagon or his related parties, as described in the indenture;

     o the adoption of a plan relating to the liquidation or dissolution of Pegasus Satellite;

     o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting power of all Pegasus Satellite's voting stock than is beneficially owned at such time by Mr. Pagon and his related parties;

     o the consummation of any transaction in which Mr. Pagon and his related parties cease to have at least 30% of the combined voting power of all of Pegasus Satellite's voting stock, or in which Mr. Pagon and his affiliates acquire in the aggregate beneficial ownership of more than 66 2/3% of Pegasus Satellite's Class A common stock; or

     o the first day on which a majority of the members of the board of directors of Pegasus Satellite are not continuing directors -- essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

     Certain Covenants. The 1997 notes indenture contains a number of covenants restricting the operations of Pegasus Satellite, which, among other things, limit the ability of Pegasus Satellite to:

     o incur additional indebtedness;

     o pay dividends or make distributions;

     o make certain investments;

     o sell assets;

     o issue subsidiary stock;

     o restrict distributions from subsidiaries;

     o create certain liens;

     o enter into certain consolidations or mergers; and

     o enter into certain transactions with affiliates.

     Events of Default. Events of default under the indenture include the following:

     o a default for 30 days in the payment when due of interest on the 1997 notes;

     o default in payment when due of the principal of or premium, if any, on the 1997 notes;

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

   o failure by Pegasus Satellite to comply with certain provisions of the indenture, subject, in some but not all cases, to notice and cure periods;

   o default under certain items of indebtedness for money borrowed by Pegasus Satellite or certain of its subsidiaries;

   o failure by Pegasus Satellite or certain of its subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

   o certain events of bankruptcy or insolvency with respect to Pegasus Satellite or certain of its subsidiaries.


     If an event of default occurs, with certain exceptions, the trustee under the 1997 notes indenture or the holders of at least 25% in principal amount of the then outstanding 1997 notes may accelerate the maturity of all the 1997 notes.

Pegasus Media & Communications Notes

     Pegasus Media & Communications has outstanding $85.0 million in aggregate principal amount of its 12 1/2% senior subordinated notes due 2005. The Pegasus Media & Communications notes are subject to an indenture among Pegasus Media & Communications, certain of its direct and indirect subsidiaries, as guarantors, and First Union National Bank, as trustee. The following summary of the material provisions of the indenture is not complete, and is subject to all of the provisions of the indenture and those terms made a part of the indenture by the Trust Indenture Act.

     General. The Pegasus Media & Communications notes will mature on July 1, 2005 and bear interest at 12 1/2% per annum, payable, semi-annually on January 1 and July 1 of each year. The notes are general unsecured obligations of Pegasus Media & Communications and are subordinated in right of payment to all existing and future senior debt of that company. The notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by certain subsidiaries of Pegasus Media & Communications.

     Optional Redemption. The Pegasus Media & Communications notes are subject to redemption at any time, at the option of Pegasus Media & Communications, in whole or in part, on or after July 1, 2000 at redemption prices, plus accrued interest, starting at 106.25% of principal during the 12-month period beginning July 1, 2000 and declining annually to 100% of principal on July 1, 2003 and thereafter.

     Change of Control. If a change of control of Pegasus Communications occurs, each holder of the Pegasus Media & Communications notes may require Pegasus Communications to repurchase all or a portion of the holder's Pegasus Media & Communications notes at a purchase price equal to 101% of the principal, together with accrued and unpaid interest, if any, to the date of repurchase.

     Generally, a change of control, includes any of the following events:

   o the sale of all or substantially all of Pegasus Media & Communications assets to any person other than Marshall W. Pagon or his related parties, as described in the indenture;

   o the adoption of a plan relating to the liquidation or dissolution of Pegasus Media & Communications;

   o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting stock of Pegasus Satellite than is beneficially owned at that time by Mr. Pagon and his related parties; or

   o the first day on which a majority of the members of the board of directors of Pegasus Media & Communications or Pegasus Satellite are not continuing directors -- essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

     Subordination. The Pegasus Media & Communications notes are general unsecured obligations and are subordinate to all existing and future senior debt of Pegasus Media & Communications. The notes rank senior in right of payment to all junior subordinated indebtedness of Pegasus Media & Communications. The

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subsidiary guarantees are general unsecured obligations of the guarantors of the notes and are subordinated to the senior debt and to the guarantees of senior debt of the guarantor. The subsidiary guarantees rank senior in right of payment to all junior subordinated indebtedness of the guarantors.

     Certain Covenants. The Pegasus Media & Communications notes indenture contains a number of covenants restricting the operations of it, which, among other things,

     o limit the ability of it to incur additional indebtedness, pay dividends, or make distributions;

     o make certain investments, sell assets, issue subsidiary stock, restrict distributions from subsidiaries; and

     o create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

     Events of Default. Events of default under the Pegasus Media & Communications notes indenture include the following:

     o a default for 30 days in the payment when due of interest on the notes;

     o default in payment when due of the principal of or premium, if any, on the notes;

     o failure by Pegasus Media & Communications to comply with certain provisions of the indenture, subject, in some but not all cases, to notice and cure periods;

     o default under certain items of indebtedness for money borrowed by Pegasus Media & Communications or certain of its subsidiaries;

     o failure by Pegasus Media & Communications or certain of its subsidiaries to pay final judgments aggregating in excess of $2.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

     o except as permitted by the indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect of any subsidiary guarantor, or any person acting on behalf of any guarantor, shall deny or disaffirm its obligations under its subsidiary guarantee; or

     o certain events of bankruptcy or insolvency with respect to Pegasus Media & Communications or certain of its subsidiaries.

     If an event of default occurs, with certain exceptions, the trustee under the indenture or the holders of at least 25% in principal amount of the then outstanding Pegasus Media & Communications notes may accelerate the maturity of all the notes as provided in the indenture.

Golden Sky DBS Notes

     Golden Sky DBS, Inc. has outstanding $193.1 million in aggregate principal amount of its 13 1/2% Series B senior discount notes due 2007. The Golden Sky DBS notes are subject to an indenture among Golden Sky DBS, Inc. and United States Trust Company of New York, as trustee. The following summary of the material provisions of the Golden Sky DBS notes indenture is not complete, and is subject to all of the provisions of the Golden Sky DBS notes indenture and those terms made a part of the indenture by the Trust Indenture Act.

     General. The Golden Sky DBS notes will mature on March 1, 2007 and bear interest at 13 1/2% per annum, payable semi-annually on March 1 and September 1 of each year. The Golden Sky DBS notes are general unsecured obligations of Golden Sky DBS and rank senior in right of payment to all existing and future subordinated debt of Golden Sky DBS and rank equal in right of payment with all existing and future senior debt. The notes are neither guaranteed by the subsidiaries of Golden Sky DBS nor secured by the assets of such subsidiaries.

     Optional Redemption. The Golden Sky DBS notes are subject to redemption at any time, at the option of Golden Sky DBS, in whole or in part, on or after March 1, 2004 at redemption prices, plus accrued interest, starting at 106.750% of the accreted amount during the 12-month period beginning March 1, 2004 and declining annually to 100% of principal on March 1, 2006 and thereafter.

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

     In addition, prior to March 1, 2002, Golden Sky DBS may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain public offerings of its common equity at a price equal to 113.5% of the principal amount plus accrued interest. If Golden Sky DBS does this, it must leave at least 65% of the Golden Sky DBS notes outstanding.

     Change of Control. If a change of control of Golden Sky DBS occurs, each holder of the Golden Sky DBS notes may require Golden Sky DBS to repurchase all or a portion of the holder's Golden Sky DBS notes at a purchase price equal to 101% of principal, together with accrued and unpaid interest, if any, to the date of repurchase. Generally, a change of control, means any of the following, with certain exceptions:

   o any person or group becomes the beneficial owner of more than 50% of the total voting equity of Golden Sky DBS;

   o Golden Sky DBS consolidates with, or merges with or into another entity, or sells or otherwise disposes of substantially all its assets to any entity;

   o Any entity consolidates with, or merges with or into Golden Sky DBS pursuant to a transaction in which the voting equity of Golden Sky DBS is converted into or exchanged for cash, securities or other property, with certain exceptions;

   o during any two-year period, individuals who at the beginning of the period constituted the board of directors of Golden Sky DBS, together with new directors approved by a vote of a majority of directors in office at the beginning of such period or whose election was previously so approved, cease for any reason other than the action of certain noteholders, to constitute a majority of the board; and

   o the approval by its stockholders of any liquidation or dissolution of Golden Sky DBS.

     Certain Covenants. The Golden Sky DBS notes indenture contains a number of covenants restricting the operations of Golden Sky DBS, which, among other things, limit the ability of Golden Sky DBS to:

   o incur additional indebtedness;

   o pay dividends or make distributions;

   o make certain investments;

   o sell assets;

   o issue subsidiary stock;

   o restrict distributions from subsidiaries;

   o create certain liens;

   o enter into certain consolidations or mergers; and

   o enter into certain transactions with affiliates.

     Events of Default. Events of default under the Golden Sky DBS notes indenture include the following:

   o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the Golden Sky DBS notes;

   o default in payment when due of the principal of or premium, if any, on the notes;

   o failure by Golden Sky DBS to comply with certain provisions of the notes indenture (subject, in some but not all cases, to notice and cure periods);

   o default under certain items of indebtedness for money borrowed by Golden Sky DBS or any of its significant restricted subsidiaries in the amount of $15.0 million or more;

   o failure by Golden Sky DBS or any restricted subsidiary to pay final judgments in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

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

   o certain events of bankruptcy or insolvency with respect to Golden Sky DBS or certain of its subsidiaries.

     If an event of default occurs, with certain exceptions, the trustee under the Golden Sky DBS notes indenture or the holders of at least 25% in principal amount of the then outstanding notes may accelerate the maturity of all the Golden Sky DBS notes.

Golden Sky Systems Notes

     Golden Sky Systems, Inc. has outstanding $195.0 million in aggregate principal amount of its 12 3/8% Series B senior subordinated notes due 2006. The Golden Sky Systems notes are subject to an indenture among Golden Sky Systems and State Street Bank and Trust Company of Missouri, N.A., as trustee. The following summary of the material provisions of the Golden Sky Systems notes indenture is not complete, and is subject to all of the provisions of the Golden Sky Systems notes indenture and those terms made a part of the indenture by the Trust Indenture Act.

     General. The Golden Sky Systems notes will mature on August 1, 2006 and bear interest at 12 3/8% per annum, payable semi-annually on February 1 and August 1 of each year. The Golden Sky Systems notes are general unsecured obligations of Golden Sky Systems and rank equal in right of payment to all existing and future senior subordinated debt of Golden Sky Systems and rank senior in right of payment with all existing and future junior subordinated debt. The Golden Sky Systems notes are guaranteed, on a senior subordinated basis, jointly and severally, by Golden Sky Systems' wholly-owned subsidiaries, Argos Support Services Company and PrimeWatch, Inc., and may in the future be guaranteed by other subsidiaries.

     Optional Redemption. The Golden Sky Systems notes are subject to redemption at any time, at the option of Golden Sky Systems, in whole or in part, on or after August 1, 2003 at redemption prices, plus accrued interest, starting at 112% of principal during the 12-month period beginning August 1, 2003 and declining annually to 108% of principal on August 1, 2005 and thereafter.

     In addition, prior to August 1, 2001, Golden Sky Systems may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain public offerings of its common equity at a price equal to 112.375% of the principal amount plus accrued interest. If Golden Sky Systems does this, it must leave at least 65% of the Golden Sky Systems notes outstanding.

     Change of Control. If a change of control of Golden Sky Systems occurs, each holder of the Golden Sky Systems notes may require Golden Sky Systems to repurchase all or a portion of the holder's Golden Sky Systems notes at a purchase price equal to 101% of principal, together with accrued and unpaid interest, if any, to the date of repurchase. Generally, a change of control, means any of the following, with certain exceptions:

   o any person or group becomes the beneficial owner of more than 50% of the total voting equity of Golden Sky Systems;

   o Golden Sky Systems consolidates with, or merges with or into another entity, or sells or otherwise disposes of substantially all its assets to any entity;

   o any entity consolidates with, or merges with or into Golden Sky Systems pursuant to a transaction in which the voting equity of Golden Sky Systems is converted into or exchanged for cash, securities or other property, with certain exceptions;

   o during any two-year period, individuals who at the beginning of the period constituted the board of directors of Golden Sky Systems, together with new directors approved by a vote of a majority of directors, in office at the beginning of such period or whose election was previously so approved, cease for any reason other than the action of certain noteholders, to constitute a majority of the board; or

   o the approval by its stockholders of any liquidation or dissolution of Golden Sky Systems.

     Certain Covenants. The Golden Sky Systems notes indenture contains a number of covenants restricting the operations of Golden Sky Systems, which, among other things, limit the ability of Golden Sky Systems to:

     o incur additional indebtedness;

     o pay dividends or make distributions;

     o make certain investments;

     o sell assets;

     o issue subsidiary stock;

     o restrict distributions from subsidiaries;

     o create certain liens;

     o enter into certain consolidations or mergers; and

     o enter into certain transactions with affiliates.

     Events of Default. Events of default under the Golden Sky Systems notes indenture include the following:

     o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the Golden Sky Systems notes;

     o default in payment when due of the principal of or premium, if any, on the notes;

     o failure by Golden Sky Systems to comply with certain provisions of the notes indenture (subject, in some but not all cases, to notice and cure periods);

     o default under certain items of indebtedness for money borrowed by Golden Sky Systems or any of its significant restricted subsidiaries in the amount of $15.0 million or more;

     o failure by Golden Sky Systems or any restricted subsidiary to pay final judgments in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

     o certain events of bankruptcy or insolvency with respect to Golden Sky Systems or certain of its subsidiaries.

     If an event of default occurs, with certain exceptions, the trustee under the Golden Sky Systems notes indenture or the holders of at least 25% in principal amount of the then outstanding notes may accelerate the maturity of all the Golden Sky Systems notes.

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

                         DESCRIPTION OF CAPITAL STOCK

     Our current authorized capital stock consists of:

     o 250,000,000 shares of Class A common stock, par value $.01 per share;

     o 30,000,000 shares of Class B common stock, par value $.01 per share;

     o 200,000,000 shares of non-voting common stock, par value $.01 per share; and

     o 20,000,000 shares of preferred stock, par value $.01 per share.

     As part of the reorganization, all of the common and preferred stock described above will become common and preferred stock of our new holding company.

     After the reorganization, Pegasus Satellite's authorized and preferred stock will consist of:

     o 250,000,000 shares of Class A common stock, par value $.01 per share;

     o 30,000,000 shares of Class B common stock, par value $.01 per share;

     o 200,000,000 shares of non-voting common stock, par value $.01 per share; and

     o 20,000,000 shares of preferred stock, par value $.01 per share.

     After the reorganization, Pegasus Communications will own 100 shares of Pegasus Satellite's Class B common stock; and, assuming this exchange offer is completed and all preferred stock is exchanged, there will be approximately 162,588 shares of new Pegasus Satellite Series A cumulative exchangeable preferred stock outstanding. There will be no shares of Pegasus Satellite Class A common stock outstanding after the reorganization.

     The following summary description relating to Pegasus Satellite's capital stock describes the material terms of Pegasus Satellite's capital stock. This summary is not intended to be complete. It is subject to, and qualified in its entirety by reference to, Pegasus Satellite's amended and restated certificate of incorporation and the certificate of designation for the new Pegasus Satellite preferred stock.

Description of Common Stock

     Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the Class A common stock, Class B common stock and non-voting common stock are identical in all respects, except for the following differences:

     o holders of Class A common stock are entitled to one vote per share, holders of Class B common stock are entitled to ten votes per share and holders of non-voting common stock have no voting rights except as provided by law;

     o stock dividends on Class A common stock may be paid only in shares of Class A common stock or non-voting common stock, stock dividends on Class B common stock may be paid only in shares of Class B common stock or non-voting common stock, and stock dividends on non-voting common stock may be paid only in shares of non-voting common stock; and

     o shares of Class B common stock can be converted into Class A common stock and are subject to certain restrictions on ownership and transfer.

     Holders of a majority of the outstanding shares of the Class A common stock and the Class B common stock, voting as separate classes, must approve any amendment to the amended and restated certificate of incorporation that has any of the following effects:

     o any decrease in the voting rights per share of Class A common stock or any increase in the voting rights of Class B common stock;

     o any increase in the number of shares of Class A common stock into which shares of Class B common stock are convertible;

     o any relaxation on the restrictions on transfer of the Class B common stock; or
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

     o any change in the powers, preferences or special rights of the Class A common stock or the Class B common stock adversely affecting the holders of the Class A common stock.

     In addition, any act or transaction by or involving Pegasus Satellite that requires for its adoption under the Delaware General Corporation Law or under Pegasus Satellite's certificate of incorporation, other than the election or removal of Pegasus Satellite's directors, also requires for its adoption the approval of Pegasus Communications' Class A and Class B common stockholders (voting as separate classes), by the same vote required under the Delaware General Corporation Law or Pegasus Satellite's certificate of incorporation.

     Except as described or as required by law, holders of Class A common stock and Class B common stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors. Holders of non-voting common stock are not entitled to vote on amendments to our certificate of incorporation, whether such amendment increases or decreases the number of shares of non-voting common stock, or otherwise. Where holders of non-voting common stock are entitled to a vote by law, they are entitled to one vote per share, and they will vote together as a single class with the holders of the Class A common stock and Class B common stock, unless the law requires a separate vote. Holders of a majority of the outstanding shares of each Class A common stock and Class B common stock, voting as separate classes, must approve the authorization or issuance of additional shares of Class B common stock, except when we take parallel action with respect to Class A common stock in connection with stock dividends, stock splits, recapitalizations, and similar changes.

     Each share of common stock is entitled to receive dividends as declared by the board of directors out of legally available funds. The Class A common stock, Class B common stock and non-voting common stock share equally on a share-for-share basis in cash dividends.

     In the event of a merger or consolidation to which Pegasus Satellite is a party, each share of Class A common stock, Class B common stock and non-voting common stock will be entitled to receive the same consideration, except that, if Pegasus Satellite is not the surviving corporation, holders of Class B common stock may receive stock with greater voting power in lieu of stock with lesser voting power received by holders of Class A common stock, and holders of non-voting common stock may receive stock with no voting rights.

     Pegasus Satellite's stockholders have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any preferred stock, all holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders if Pegasus Satellite liquidates, dissolves or winds up. No shares of common stock are subject to redemption or to a sinking fund. All issued common stock is validly issued, fully paid and nonassessable. In the event of any change in the number of outstanding shares of either class of common stock from a stock split, combination, consolidation or reclassification, Pegasus Satellite is required to take parallel action with respect to the other class so that the number of shares of each class bears the same relationship to each other as they did before the event. Cumulative voting is not permitted.

     Conversion Rights and Restrictions on Transfer. The Class A common stock has no conversion rights. Each share of Class B common stock is convertible at the option of the holder at any time and from time to time into one share of Class A common stock. Any holder of shares of Class B common stock desiring to transfer shares of Class B common stock must present those shares to us for conversion into an equal number of shares of Class A common stock. After conversion, the converted shares may be freely transferred, subject to applicable securities laws. A holder of Class B common stock may transfer shares of Class B common stock without conversion if the transfer is to one of the following:

     o Marshall W. Pagon or any of his immediate family members. For purposes of this paragraph, immediate family member includes Mr. Pagon's spouse and parents, the lineal descendents of either of his parents, and the spouses of their lineal descendents. Adoptive and step relationships are included for purposes of defining parentage and descent;

     o the estate of Marshall W. Pagon or any of his immediate family members until the property of such estate is distributed in accordance with such deceased's will or applicable law; or

     o any voting or other trust, corporation, partnership or other entity, more than 50% of the voting equity interests of which are owned directly or indirectly by, and which is controlled by, Marshall W. Pagon or any of his immediate family members.

     If ownership or voting rights of shares of Class B common stock are transferred other than in accordance with the preceding paragraph, or a transferee loses the status that allowed him or her to hold shares of Class B common stock without conversion, such shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock. Because of these restrictions, no trading market is expected to develop in the Class B common stock and the Class B common stock will not be listed or traded on any exchange or in any market. Pegasus Satellite's Class A common stock also will not be listed or traded on any exchange, and we do not expect a trading market to develop for the stock.

Description of Preferred Stock

     Our board of directors may issue 20,000,000 shares of preferred stock par value $.01 per share without shareholder approval, and may determine their terms, including the following:

     o the designation of the series of preferred stock and the number of shares which will constitute such series;

     o the public offering price;

     o any discount paid to, or received by, any underwriters;

     o the voting powers, if any;

     o the dividend rate of such series and any preferences in relation to the dividends payable on any other class or series of our capital stock and any limitations or conditions on the payment of dividends;

     o the redemption price and terms of redemption, if redeemable;

     o the amount payable upon our liquidation, dissolution or winding up;

     o the amount of a sinking fund, if any;

     o conversion rights, if any, including the conversion price or rate of exchange and the adjustment, if any, to be made to the conversion price or rate of exchange;

     o any other designation, preferences and relative, participating, optional or other special rights; and

     o any other qualifications, limitations or restrictions relating to the preferred stock.

     Pegasus Satellite's board of directors may delegate the power to determine the terms listed above to a committee of our board of directors. The board or committee may authorize issuance in one or more classes or series so authorized. Their action could adversely affect the voting power of the holders of the common stock or could have the effect of discouraging or making difficult any attempt by a person or group to obtain control of Pegasus Satellite.

     In addition to the terms set by Pegasus Satellite's board of directors or finance committee, Delaware law provides that the holders of preferred stock have the right to vote separately as a class on any proposal involving a fundamental change in the rights of holders of such preferred stock.

          MARKET PRICES OF THE PEGASUS COMMUNICATIONS PREFERRED STOCK

     In general, there has been limited trading of the Pegasus Communications preferred stock and the trading has taken place primarily in the over-the-counter market. Prices and trading volumes of the Pegasus Communications preferred stock in the over-the-counter market are not reported and can be difficult to monitor. Quotations for securities that are not widely traded, such as the Pegasus Communications preferred stock, may differ from actual trading prices and should be viewed as approximations. Holders of Pegasus Communications preferred stock are urged to contact their brokers with respect to current information regarding the Pegasus Communications preferred stock that they hold.

                              NOTICE TO INVESTORS


     Because the following restrictions will apply unless Pegasus Satellite causes a registration statement with respect to the resale of the new Pegasus Satellite preferred stock and exchange notes to be declared effective, purchasers are advised to consult legal counsel before making any offer, resale, pledge or transfer of new Pegasus Satellite preferred stock.

     Each holder of Pegasus Communications preferred stock exchanging its Pegasus Communications preferred stock for new Pegasus Satellite preferred stock, by its acceptance of the new Pegasus Satellite preferred stock, will be deemed to have acknowledged, represented to and agreed with us as follows:

   o The shares of new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes have not been registered under the Securities Act or any U.S. securities law and they are being offered for resale in transactions not requiring registration under the Securities Act. After the exchange, the shares of new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes, if issued, may not be reoffered, resold, pledged or otherwise transferred except:

       -- to a person whom the purchaser reasonably believes is a qualified institutional buyer ("QIB") in a transaction meeting the requirements of Rule 144A;

       -- in an offshore transaction complying with Rule 904 of Regulation S;

       -- pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available);

       -- to an institutional "accredited investor" (as defined in Rule
          501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) that, prior to such transfer, furnishes the transfer agent a signed letter containing certain representations and agreements relating to the transfer of the shares of new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes and, if such transfer is in respect of an aggregate liquidation preference or principal amount, as the case may be, of less than $100,000, an opinion of counsel;

       -- in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel acceptable to us);

       -- to us or our subsidiaries; or

       -- pursuant to an effective registration statement under the Securities
          Act, and, in each case, in accordance with all applicable U.S. state securities laws.

   o The purchaser will, and each subsequent holder is required to, notify any subsequent purchaser from it of the shares of new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes of the resale restrictions set forth in the preceding sentence. No representation is being made as to the availability of the exemption provided by Rule 144 for resales of the shares of new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes.

   o It is not an "affiliate" (as defined in Rule 144 under the Securities
     Act) of ours, it is not acting on behalf of us and is:

       -- a qualified institutional buyer and is aware that the sale to it will be made in reliance on Rule 144A, and the acquisition will be for its own account or for the account of another qualified institutional buyer;

       -- an "accredited investor," as defined in Rule 501(a)(1), (2), (3),
          (5), (6), (7) or (8) under the Securities Act, and is aware that the sale to it will be made in reliance on Rule 506; or

       -- a person who is not a U.S. person, including dealers or other professional fiduciaries in the U.S. acting on a discretionary basis for foreign beneficial owners, other than an estate or trust, who is making the exchange in an offshore transaction, as defined in Regulation S of the Securities Act.

       We will make the exchange offer available to a limited number of unaccredited investors under SEC Rule 506. Unaccredited investors who accept this exchange offer will be deemed to have made all of the representations in this Notice to Investors, except for the immediately preceding three representations.

   o It is relying on the information contained in this offering memorandum in making its investment decision with respect to the shares of new Pegasus Satellite preferred stock or the new Pegasus Satellite exchange notes. It acknowledges that no representation or warranty is made by the dealer manager as to the accuracy or completeness of such materials. It further acknowledges that neither we nor the dealer manager or any person representing us or the dealer manager has made any representation to it with respect to us or the offering or sale of any shares of new Pegasus Satellite preferred stock or the new Pegasus Satellite exchange notes other than the information contained in this offering memorandum. It has had access to such financial and other information concerning our company and the shares of new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes as it has deemed necessary in connection with its decision to purchase any of the shares of new Pegasus Satellite preferred stock or the new Pegasus Satellite exchange notes, including an opportunity to ask questions of and request information from us and the initial purchasers.

   o The purchaser understands that, until registered under the Securities Act, the shares of new Pegasus Satellite preferred stock and the new Pegasus Satellite exchange notes, if issued, will bear a legend to the following effect unless otherwise agreed by us and the holder thereof:

       "This security (or its predecessor) has not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons, except as set forth in the next sentence. By its acquisition hereof or of a beneficial interest herein, the holder:

       -- Represents that (a) it is a Qualified Institutional Buyer, or "QIB"
          (as defined in Rule 144A under the Securities Act), (b) it has acquired this Security in an offshore transaction in compliance with Regulation S under the Securities Act, (c) it is an "Accredited Investor" (as defined in Rule 501(a)(1), (2), (3), (5), (6), (7) or
          (8) of Regulation D under the Securities Act) or (d) an unaccredited investor under Rule 506 of the Securities Act;

       -- Agrees that it will not resell or otherwise transfer this Security except (a) to the Company or any of its subsidiaries, (b) to a person whom the seller reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (c) in an offshore transaction meeting the requirements of Rule 904 of the Securities Act, (d) in a transaction meeting the requirements of Rule 144 under the Securities Act, (e) to an institutional Accredited Investor (as defined in Rule 501(a)(1),
          (2), (3) or (7)) that, prior to such transfer, furnishes the trustee a signed letter containing certain representations and agreements relating to the transfer of this Security (the form of which can be obtained from us or the transfer agent) and, if such transfer is in respect of an aggregate [liquidation] [principal] amount of [shares] [notes] less than $100,000, an opinion of counsel acceptable to the Company that such transfer is in compliance with the Securities Act,
          (f) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel acceptable to us) or (g) pursuant to an effective registration statement and, in each case, in accordance with the applicable securities laws of any state of the United States or any other applicable jurisdiction; and

       -- Agrees that it will deliver to each person to whom this Security or an interest in this Security is transferred a notice substantially to the effect of this legend.

       As used herein, the terms "offshore transaction" and "United States" have the meanings given to them by Rule 902 of Regulation S under the Securities Act.

   o Each purchaser represents and covenants that it is not, and is not acquiring the shares of new Pegasus Satellite preferred stock with the assets of, or for or on behalf of, and will not sell or otherwise transfer the new Pegasus Satellite exchange notes issuable upon exchange of the new Pegasus Satellite preferred stock to, any employee benefit plan (as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, which we refer to as "ERISA") or other arrangement that is subject to ERISA or
     Section 4975 of the Code, which we refer to as a "Plan," or any entity whose underlying assets include assets of a Plan pursuant to 29 C.F.R.
     Section 2510.3-101 or otherwise, except to the extent that the acquisition and holding of the shares of new Pegasus Satellite preferred stock or any of the new Pegasus Satellite exchange notes issuable upon the exchange of the new Pegasus Satellite preferred stock:

       -- (a) are made solely with the assets of a bank collective investment fund and (b) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 91-38 issued by the Department of Labor;

       -- (a) are made solely with assets of an insurance company pooled separate account and (b) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 90-1 issued by the Department of Labor;

       -- (a) are made solely with assets managed by a qualified professional asset manager and (b) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 84-14 issued by the Department of Labor;

       -- are made solely with assets of a governmental plan (as defined in Section 3(32) of ERISA) which is not subject to the provisions of
          Section 401 of the Code;

       -- (a) are made solely with assets of an insurance company general account and (b) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 95-60 issued by the Department of Labor; or

       -- (a) are made solely with assets managed by an in-house asset manager and (b) satisfy the requirements and conditions of Prohibited Transaction Class Exemption 96-23 issued by the Department of Labor.

                                 LEGAL MATTERS

     Drinker Biddle & Reath LLP, counsel for Pegasus Satellite, has passed upon the validity of the new Pegasus Satellite preferred stock. Michael B. Jordan, a partner of Drinker Biddle & Reath LLP, is an Assistant Secretary of Pegasus Satellite.


                            INDEPENDENT ACCOUNTANTS

     The financial statements of Pegasus Communications Corporation as of December 31, 1997 1998 and 1999 for each of the three years in the period ended December 31, 1999, which are included as Annex B in this offering memorandum, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

     Golden Sky Holdings, Inc.'s consolidated balance sheets as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999, are included as Annex D of this offering memorandum, in reliance on the report of KPMG LLP, independent accountants, given and on the authority of that firm as experts in accounting and auditing.

                                    ANNEX A

                   PEGASUS SATELLITE COMMUNICATIONS INC. AND
                      PEGASUS COMMUNICATIONS CORPORATION
                         INDEX TO FINANCIAL STATEMENTS



                                                                                              Page
                                                                                             -----
Unaudited Pro Forma Consolidated Financial Information ...................................    A-2
Pegasus Satellite Communications, Inc. Pro Forma Consolidated Balance Sheet at
  September 30, 2000 .....................................................................    A-4
Pegasus Satellite Communications, Inc. Pro Forma Consolidated Statement of
  Operations for the year ended December 31, 1999 ........................................    A-5
Pegasus Satellite Communications, Inc. Pro Forma Consolidated Statement of
  Operations for the Nine Months ended September 30, 2000 ................................    A-6
Pegasus Communications Corporation Pro Forma Consolidated Balance Sheet at
  September 30, 2000 .....................................................................    A-7
Pegasus Communications Corporation Pro Forma Consolidated Statement of
  Operations for the year ended December 31, 1999 ........................................    A-8
Pegasus Communications Corporation Pro Forma Consolidated Statement of
  Operations for the Nine Months ended September 30, 2000 ................................   A-10

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma financial information presents statements of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 and financial position as of September 30, 2000 for each of Pegasus Satellite and the new parent holding company to be named Pegasus Communications. The pro forma financial information reflects the effects of the exchange offer, corporate reorganization and associated recapitalization for Pegasus Satellite and the effect of the exchange offer for Pegasus Communications discussed in the offering memorandum, as well as the effects of significant transactions to each that have occurred since the end of our latest annual period ending December 31, 1999. Estimated nonrecurring expenses to be incurred within the next 12 months for the exchange offer, reorganization and recapitalization of $650,000 are not reflected in the pro forma statements of operations. The pro forma information assumes that the exchange offer will occur after the next dividend payable date of January 1, 2001 for our Series A preferred stock and includes the effects of dividends through that date. The effects of these transactions are more fully discussed below and in the notes to the pro forma financial statements. The pro forma consolidated statements of operations are based upon the actual results from continuing operations of Pegasus Communications, our existing holding company, and those of Golden Sky for the year ended December 31, 1999 and the nine months ended September 30, 2000. Our existing holding company is the predecessor to both Pegasus Satellite and our new holding company. Golden Sky's results of operations contained in the nine months ended September 30, 2000 are presented separately to the extent not already included in our actual results. The pro forma balance sheet is based upon our existing holding company's actual financial position as of September 30, 2000.

     The pro forma statement of operations for the year ended December 31, 1999 for Pegasus Satellite and Pegasus Communications include the effects of our acquisition of Golden Sky Holdings, Inc. in May 2000, the new credit facility of our Pegasus Media & Communications subsidiary entered into in January 2000 and the effects of the exchange offer as if each had occurred at the beginning of the period. The pro forma statement of operations for the year ended December 31, 1999 for Pegasus Satellite exclude amounts associated with intellectual property assets, related liabilities and other assets and cash that are expected to be distributed by Pegasus Satellite to Pegasus Communications in the corporate reorganization. The pro forma statement of operations for the year ended December 31, 1999 for Pegasus Communications include the effects of the issuances in the first quarter of 2000 of the following series of preferred stock as if they had occurred at the beginning of the period: 5,707 shares of series B junior participating convertible, 3.0 million shares of series C convertible, 22,500 shares of series D junior participating convertible, and 10,000 shares of series E junior participating convertible.

     The pro forma statement of operations for the nine months ended September 30, 2000 for Pegasus Satellite and Pegasus Communications give effect to our acquisition of Golden Sky and the effects of the exchange offer as if each had occurred at the beginning of the period, to the extent not already included in actual results. The pro forma statement of operations for the nine months ended September 30, 2000 for Pegasus Satellite exclude amounts associated with intellectual property assets, related liabilities and other assets and cash that are expected to be distributed by Pegasus Satellite to Pegasus Communications in the reorganization and preferred dividends associated with four preferred stock offerings. The dividends for these offerings are excluded because the related preferred stock is assumed not to be outstanding for Pegasus Satellite due to the recapitalization that Pegasus Satellite will undergo in connection with the reorganization.

     The pro forma balance sheet as of September 30, 2000 for Pegasus Satellite excludes amounts outstanding at that date associated with intellectual property assets, related liabilities and other assets and cash of Pegasus Satellite expected to be distributed by Pegasus Satellite to Pegasus Communications in the reorganization. It also includes the effects of the recapitalization that Pegasus Satellite will undergo in the reorganization and assumes that the exchange offer was completed on this date. The pro forma balance sheet as of September 30, 2000 for Pegasus Communications also assumes that the exchange offer occurred on this date and reflects the new Series A preferred stock of Pegasus Satellite that would be outstanding at that date as a minority interest in Pegasus Communications.

     The acquisition of Golden Sky was accounted for using the purchase method of accounting. The purchase method of accounting allocates the aggregate acquisition cost to the assets acquired and liabilities assumed based upon their respective fair values. The acquisition cost of approximately $1.5 billion consisted of approximately 12.2 million shares of Class A common stock valued at $579.0 million, options to purchase approximately 698,000 shares of Class A common stock valued at $33.2 million, net liabilities of Golden Sky assumed by us of $383.0 million, a deferred income tax liability incurred of $489.5 million and acquisition costs incurred of $20.7 million. The deferred tax liability was allocated to direct broadcast satellite rights and was attributed to non-deductible amortization. Of the total acquisition cost, approximately $1.3 billion (including the amount attributed to the deferred tax liability incurred) was allocated to direct broadcast satellite rights with the remainder allocated to other assets and liabilities. Amounts allocated to the direct satellite broadcast rights are being amortized over 10 years.

     The average number of common shares and per share amounts for the year ended December 31, 1999 and the shares issued in the acquisition of Golden Sky reflect the two-for-one split of Pegasus Communications' Class A and Class B common stocks that was approved by the Board of Directors on May 10, 2000 and paid on May 30, 2000.

     The pro forma financial information is presented for informational purposes only. It is based upon available information, assumptions and adjustments that we believe are reasonable in the circumstances. The pro forma financial information is not necessarily indicative of our results of operations or financial position that actually would have existed had the noted transactions occurred at the time indicated or that may exist in the future. You should read the pro forma financial information in conjunction with our other financial information included elsewhere in this offering memorandum.

                    Pegasus Satellite Communications, Inc.
                     Pro Forma Consolidated Balance Sheet
                              September 30, 2000
                                (In thousands)
                                  (Unaudited)


                                                                            Effects of the
                                                           Pegasus         Reorganization,          Pegasus
                                                       Communications      Recapitalization        Satellite
                                                         Corporation         and Exchange        Communications
                                                           Actual               Offer              Pro Forma
                                                      ----------------   -------------------   -----------------
ASSETS
Cash and cash equivalents .........................     $   306,901         $    (2,150)(a)       $  304,751
Restricted cash ...................................           7,957                                    7,957
Accounts receivable, net ..........................          45,000                                   45,000
Inventory .........................................          20,415                                   20,415
Prepaid expenses and other current assets .........          18,791                                   18,791
Property and equipment, net .......................          58,162                                   58,162
Intangibles, net ..................................       2,253,818                (806)(b)        2,253,012
Other non-current assets ..........................         218,971            (116,399)(b)          102,572
                                                        -----------         -----------           ----------
  Total assets ....................................     $ 2,930,015         $  (119,355)          $ 2,810,660
                                                        ===========         ===========           ===========
LIABILITIES AND EQUITY
Current portion of long-term debt .................     $    14,451                               $   14,451
Accounts payable and accrued expenses .............         120,542         $      (175)(b)          120,367
Accrued interest ..................................          21,017                                   21,017
Other current liabilities .........................          39,468                                   39,468
Long-term debt, net ...............................       1,114,464                                1,114,464
Other noncurrent obligations ......................          40,142                                   40,142
Deferred taxes ....................................         571,596                                  571,596
Minority interest .................................             877                                      877
Redeemable preferred stock ........................         195,853             (39,087)(c)          162,588(e)
                                                                                  5,822 (d)
Series C preferred stock ..........................         300,000            (300,000)(c)               --
Common stock ......................................             549                (549)(c)               --
Additional paid in capital ........................         970,404             215,284 (f)        1,185,688
Accumulated deficit ...............................        (447,029)               (650)(g)         (447,679)
Other common equity ...............................         (12,319)                                 (12,319)
                                                        -----------         -----------           ----------
  Total liabilities and equity ....................     $ 2,930,015         $  (119,355)          $ 2,810,660
                                                        ===========         ===========           ===========

--------------------------------------------------------------------------------
Notes to Pro Forma Consolidated Balance Sheet at September 30, 2000:

     (a) Cash of Pegasus Satellite Communications of $1.5 million expected to be distributed to Pegasus Communications Corporation in the reorganization and estimated nonrecurring expenses to be incurred in the reorganization, recapitalization and exchange offer of $ 650,000.

     (b) Intellectual property assets, related liabilities and other assets and cash expected to be distributed to Pegasus Communications Corporation in the reorganization.

     (c) Recapitalization of redeemable preferred stock Series B, D and E, Series C preferred stock and all outstanding shares of Class A and B $.01 par value common stock aggregating 54.9 million shares into 100 shares of new Class B $.01 par value common stock in connection with the reorganization.

     (d) Additional dividends on Series A preferred stock to be accrued through the next dividend payable date of January 1, 2001, assuming that the exchange offer occurs after that date.

     (e) New Series A preferred stock outstanding after the reorganization and exchange offer, assuming that these occur after the next Series A preferred stock dividend payable date.

     (f) Net effect of the following (000s):

Expected distribution of intellectual property assets, related liabilities and other
assets and cash to Pegasus Communications Corporation                                          $ (118,530)
Recapitalization of redeemable Series B, D and E preferred stock                                   39,087
Recapitalization of Series C preferred stock                                                      300,000
Recapitalization of Class A and B common stock                                                        549
Additional dividends on Series A preferred stock to be accrued                                     (5,822)
                                                                                               ----------
                                                                                               $  215,284
                                                                                               ==========

     (g) Estimated nonrecurring expenses to be incurred

                    Pegasus Satellite Communications, Inc.
                Pro Forma Consolidated Statement of Operations
                         Year Ended December 31, 1999
                                (In thousands)
                                  (Unaudited)

                                               Pegasus                                 Pegasus
                                           Communications      Effects of the         Satellite
                                             Corporation     Reorganization and    Communications
                                               Actual          Exchange Offer         Subtotal
                                          ----------------  --------------------  ----------------
Net revenues:
 DBS ...................................     $  286,353                              $  286,353
 Broadcast .............................         36,415                                  36,415
                                             ----------                              ----------
  Total net revenues ...................        322,768                                 322,768
Operating expenses:
 DBS
 Programming, technical and
  general and administrative ...........        201,158                                 201,158
 Marketing and selling .................        117,774                                 117,774
 Incentive compensation ................          1,592                                   1,592
 Depreciation and amortization .........         82,744                                  82,744
Broadcast
 Programming, technical and
  general and administrative ...........         22,812                                  22,812
 Marketing and selling .................          6,304                                   6,304
 Incentive compensation ................             57                                      57
 Depreciation and amortization .........          5,144                                   5,144
Corporate expenses .....................          5,975                                   5,975
Corporate depreciation and
 amortization ..........................          3,119                                   3,119
Other expense, net .....................          1,995                                   1,995
                                             ----------                              ----------
  Loss from operations .................       (125,906)                               (125,906)
Interest expense .......................        (64,904)                                (64,904)
Interest income ........................          1,356                                   1,356
Other non-operating expenses ...........
                                             ----------                              ----------
  Loss from continuing
   operations before income
   taxes and equity loss ...............       (189,454)                               (189,454)
Benefit for income taxes ...............         (8,892)                                 (8,892)
Equity in net loss of unconsolidated
 affiliate .............................           (201)         $    201(a)
                                             ----------          --------            ----------
  Loss from continuing
   operations ..........................       (180,763)              201              (180,562)
Preferred stock dividends ..............         16,706             4,685(b)             21,391
                                             ----------          --------            ----------
Net loss from continuing operations
 applicable to parent company ..........     $ (197,469)         $ (4,484)           $ (201,953)
                                             ==========          ========            ==========



                                                Golden Sky Acquisition                                               Pegasus
                                          ----------------------------------                                        Satellite
                                            Actual for                                           New Credit       Communications
                                            Golden Sky        Adjustments        Subtotal         Facility          Pro Forma
                                          --------------  ------------------  -------------  ------------------  ---------------
Net revenues:
 DBS ...................................    $  140,573                         $  426,926                          $  426,926
 Broadcast .............................                                           36,415                              36,415
                                            ----------                         ----------                          ----------
  Total net revenues ...................       140,573                            463,341                             463,341
Operating expenses:
 DBS
 Programming, technical and
  general and administrative ...........       124,131       $      (782)(c)      324,507                             324,507
 Marketing and selling .................        64,933                            182,707                             182,707
 Incentive compensation ................                             782(c)         2,374                               2,374
 Depreciation and amortization .........        35,963           125,695(d)       244,402                             244,402
Broadcast
 Programming, technical and
  general and administrative ...........                                           22,812                              22,812
 Marketing and selling .................                                            6,304                               6,304
 Incentive compensation ................                                               57                                  57
 Depreciation and amortization .........                                            5,144                               5,144
Corporate expenses .....................                                            5,975                               5,975
Corporate depreciation and
 amortization ..........................                                            3,119                               3,119
Other expense, net .....................                                            1,995                               1,995
                                            ----------       -----------       ----------                          ----------
  Loss from operations .................       (84,454)         (125,695)        (336,055)                           (336,055)
Interest expense .......................       (45,012)                          (109,916)       $  (9,982)(f)       (119,898)
Interest income ........................         2,393                              3,749                               3,749
Other non-operating expenses ...........        (1,259)                            (1,259)                             (1,259)
                                            ----------       -----------       ----------        ---------         ----------
  Loss from continuing
   operations before income
   taxes and equity loss ...............      (128,332)         (125,695)        (443,481)          (9,982)          (453,463)
Benefit for income taxes ...............                                           (8,892)                             (8,892)
Equity in net loss of unconsolidated
 affiliate .............................
                                            ----------       -----------       ----------        ---------         ----------
  Loss from continuing
   operations ..........................      (128,332)         (125,695)        (434,589)          (9,982)          (444,571)
Preferred stock dividends ..............        17,920           (17,920)(e)       21,391                              21,391
                                            ----------       -----------       ----------        ---------         ----------
Net loss from continuing operations
 applicable to parent company ..........    $ (146,252)      $  (107,775)      $ (455,980)       $  (9,982)        $ (465,962)
                                            ==========       ===========       ==========        =========         ==========

--------------------------------------------------------------------------------

Notes to Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 1999:
(a) Associated with intellectual property assets, related liabilities and other assets and cash expected to be distributed to Pegasus Communications Corporation in the reorganization.
(b) Additional preferred stock dividends associated with the assumed issuance of 162,588 shares of new Series A preferred stock in the exchange offer.
(c) Reclassification for consistent classification.
(d) Additional amortization expense resulting from the purchase accounting treatment of the Golden Sky merger and capitalized acquisition costs. Computed based on the portion of the purchase price allocated to DBS rights of approximately $1.26 billion amortized over 10 years.
(e) Elimination of Golden Sky's preferred stock outstanding as a result of the merger.
(f) Net effect of Pegasus Media & Communications' new credit facility, as follows (000's):

 Senior notes .......................    $40,194
 Senior subordinated notes ..........     10,625
 Credit facilities ..................     22,000
 Sellers' notes .....................      2,056
 Capital leases and other ...........         11
                                         -------
  Total interest expense ............     74,886
 Actual interest expense ............     64,904
                                         -------
 Adjustment .........................    $ 9,982
                                         =======

 Credit facilities aggregating $275.0 million are subject to variable rates of interest. A 1/8% change in the assumed variable rate of interest of 8.0% used to compute the interest expense associated with the credit facilities would change that interest expense by $344,000.

                    Pegasus Satellite Communications, Inc.
                Pro Forma Consolidated Statement of Operations
                 For the Nine Months Ended September 30, 2000
                                (In thousands)
                                  (Unaudited)

                                             Pegasus        Effects of the
                                         Communications     Reorganization
                                           Corporation       and Exchange
                                             Actual              Offer
                                        ----------------  ------------------
Net revenues:
DBS ..................................     $  389,851
Broadcast ............................         26,128
                                           ----------
 Total net revenues ..................        415,979
Operating expenses:
DBS
 Programming, technical and
  general and administrative .........        272,925
 Marketing and selling ...............        111,646
 Incentive compensation ..............          1,835
 Depreciation and amortization .......        141,696
Broadcast
 Programming, technical and
  general and administrative .........         18,253
 Marketing and selling ...............          5,523
 Incentive compensation ..............            204
 Depreciation and amortization .......          3,860
Corporate expenses ...................          6,041
Corporate depreciation and
 amortization ........................          1,116
Other expense, net ...................          5,738       $      (175) (a)
                                           ----------       -----------
 Loss from operations ................       (152,858)              175
Interest expense .....................        (86,185)
Interest income ......................         11,142
Other non-operating expenses .........            234               314 (a)
                                           ----------       -----------
 Loss from continuing operations
  before income taxes ................       (227,667)              489
Benefit for income taxes .............        (30,022)
                                           ----------       -----------
 Loss from continuing operations .....       (197,645)              489
Preferred stock dividends ............         25,042            (9,164) (b)
                                           ----------       -----------
 Net loss from continuing
  operations applicable to parent
  company ............................     $ (222,687)      $     9,653
                                           ==========       ===========



                                             Pegasus           Golden Sky Acquisition            Pegasus
                                            Satellite     ---------------------------------     Satellite
                                         Communications    Actual for                         Communications
                                            Subtotal       Golden Sky       Adjustments         Pro Forma
                                        ----------------  ------------  -------------------  ---------------
Net revenues:
DBS ..................................     $ 389,851       $  58,061                           $  447,912
Broadcast ............................        26,128              85                               26,213
                                           ---------       ---------                           ----------
 Total net revenues ..................       415,979          58,146                              474,125
Operating expenses:
DBS
 Programming, technical and
  general and administrative .........       272,925          46,642       $      (148)(d)        319,419
 Marketing and selling ...............       111,646           9,565                              121,211
 Incentive compensation ..............         1,835                               148 (d)          1,983
 Depreciation and amortization .......       141,696          12,363            41,898 (e)        195,957
Broadcast
 Programming, technical and
  general and administrative .........        18,253                                               18,253
 Marketing and selling ...............         5,523                                                5,523
 Incentive compensation ..............           204                                                  204
 Depreciation and amortization .......         3,860                                                3,860
Corporate expenses ...................         6,041                                                6,041
Corporate depreciation and
 amortization ........................         1,116                                                1,116
Other expense, net ...................         5,563           1,691                                7,254
                                           ---------       ---------       -----------         ----------
 Loss from operations ................      (152,683)        (12,115)          (41,898)          (206,696)
Interest expense .....................       (86,185)        (16,346)                            (102,531)
Interest income ......................        11,142             291                               11,433
Other non-operating expenses .........           548          (1,513)                                (965)
                                           ---------       ---------       -----------         ----------
 Loss from continuing operations
  before income taxes ................      (227,178)        (29,683)          (41,898)          (298,759)
Benefit for income taxes .............       (30,022)                                             (30,022)
                                           ---------       ---------       -----------         ----------
 Loss from continuing operations .....      (197,156)        (29,683)          (41,898)          (268,737)
Preferred stock dividends ............        15,878 (c)       6,571            (6,571) (f)        15,878
                                           ---------       ---------       -----------         ----------
 Net loss from continuing
  operations applicable to parent
  company ............................     $(213,034)      $ (36,254)      $   (35,327)        $ (284,615)
                                           =========       =========       ===========         ==========

--------------------------------------------------------------------------------

Notes to Pro Forma Consolidated Statement of Operations for the Nine Months
  Ended September 30, 2000.

(a) Associated with intellectual property assets, related liabilities and other assets and cash expected to be distributed to Pegasus Communications Corporation in the reorganization.
(b) Net of reversal of dividends recognized on Series B, C, D and E preferred stock issued during the period that would not be outstanding assuming the recapitalization effected by the reorganization had occurred at the beginning of the period of $(11.0) million, and additional preferred stock dividends associated with the assumed issuance of 162,588 shares of new Series A preferred stock in the exchange offer of $1.8 million.
(c) Accrued and unpaid dividends on new Series A preferred stock.
(d) Reclassification for consistent classification.
(e) Additional amortization expense resulting from the purchase accounting treatment of the Golden Sky merger and capitalized acquisition costs. Reflects four months of additional annual amortization of approximately $126.0 million.
(f) Elimination of Golden Sky's preferred stock outstanding as a result of the merger.

                      Pegasus Communications Corporation
                     Pro Forma Consolidated Balance Sheet
                              September 30, 2000
                                (In thousands)
                                  (Unaudited)

                                                           Pegasus                                  Pegasus
                                                       Communications       Effects of the       Communications
                                                         Corporation      Reorganization and      Corporation
                                                           Actual           Exchange Offer         Pro Forma
                                                      ----------------   --------------------   ---------------
ASSETS
Cash and cash equivalents .........................     $   306,901          $      (650)(a)      $   306,251
Restricted cash ...................................           7,957                                     7,957
Accounts receivable, net ..........................          45,000                                    45,000
Inventory .........................................          20,415                                    20,415
Prepaid expenses and other current assets .........          18,791                                    18,791
Property and equipment, net .......................          58,162                                    58,162
Intangibles, net ..................................       2,253,818                                 2,253,818
Other non-current assets ..........................         218,971                                   218,971
                                                        -----------          -----------          -----------
  Total assets ....................................     $ 2,930,015          $      (650)         $ 2,929,365
                                                        ===========          ===========          ===========
LIABILITIES AND EQUITY ............................
Current portion of long-term debt .................     $    14,451                               $    14,451
Accounts payable and accrued expenses .............         120,542                                   120,542
Accrued interest ..................................          21,017                                    21,017
Other current liabilities .........................          39,468                                    39,468
Long-term debt, net ...............................       1,114,464                                 1,114,464
Other noncurrent obligations ......................          40,142                                    40,142
Deferred taxes ....................................         571,596                                   571,596
Minority interest .................................             877          $   162,588 (b)          163,465
Redeemable preferred stock ........................         195,853             (156,766)(c)           39,087
Series C preferred stock ..........................         300,000                                   300,000
Common stock ......................................             549                                       549
Additional paid in capital ........................         970,404               (5,822)(d)          964,582
Retained deficit ..................................        (447,029)                (650)(a)         (447,679)
Other common stockholders' equity .................         (12,319)                                  (12,319)
                                                        -----------          -----------          -----------
  Total liabilities and equity ....................     $ 2,930,015          $      (650)         $ 2,929,365
                                                        ===========          ===========          ===========

--------------------------------------------------------------------------------

Notes to Pro Forma Consolidated Balance Sheet at September 30, 2000:

(a) Estimated nonrecurring expenses to be incurred in the reorganization and exchange offer.
(b) Assumed issuance of 162,588 shares of Pegasus Satellite's new Series A preferred stock assuming that the issuance occurs after the next Series A preferred stock dividend payable date of January 1, 2001. New Series A preferred stock of Pegasus Satellite represents a minority interest in the consolidated balance sheet of Pegasus Communications Corporation.
(c) Assumed exchange and cancellation of Pegasus Communications' Series A preferred stock outstanding at September 30, 2000.
(d) Additional dividends on Series A preferred stock to be accrued through the next dividend payable date.

                      Pegasus Communications Corporation
                Pro Forma Consolidated Statement of Operations
                         Year Ended December 31, 1999
                     (In thousands, except per share data)
                                  (Unaudited)


                                               Pegasus                                 Golden Sky Acquisition
                                           Communications     Effect of the    ---------------------------------------
                                             Corporation         Exchange          Actual for
                                               Actual             Offer            Golden Sky          Adjustments
                                          ----------------  -----------------  -----------------  --------------------
Net revenues:
DBS ....................................     $  286,353                           $ 140,573
Broadcast ..............................         36,415
                                             ----------                           ---------
 Total net revenues ....................        322,768                             140,573
Operating expenses:
DBS
 Programming, technical and
  general and administrative ...........        201,158                             124,131            $     (782) (a)
 Marketing and selling .................        117,774                              64,933
 Incentive compensation ................          1,592                                                       782 (a)
 Depreciation and amortization .........         82,744                              35,963               125,695 (b)
Broadcast
 Programming, technical and
  general and administrative ...........         22,812
 Marketing and selling .................          6,304
 Incentive compensation ................             57
 Depreciation and amortization .........          5,144
 Corporate expenses ....................          5,975
 Corporate depreciation and
  amortization .........................          3,119
 Other expense, net ....................          1,995
                                             ----------                           ---------            ----------
  Loss from operations .................       (125,906)                            (84,454)             (125,695)
Interest expense .......................        (64,904)                            (45,012)
Interest income ........................          1,356                               2,393
Other non-operating expenses ...........                                             (1,259)
                                             ----------                           ---------            ----------
  Loss from continuing
   operations before income
   taxes and equity loss ...............       (189,454)                           (128,332)             (125,695)
Benefit for income taxes ...............         (8,892)
Equity in net loss of unconsolidated
 affiliate .............................           (201)
                                             ----------                           ---------            ----------
 Loss from continuing operations .......       (180,763)                           (128,332)             (125,695)
Preferred stock dividends ..............         16,706         $  4,685 (f)         17,920               (17,920) (c)
                                             ----------         --------          ---------            ----------
 Net loss from continuing
  operations applicable to
  common shares ........................     $ (197,469)        $ (4,685)         $(146,252)           $ (107,775)
                                             ==========         ========          =========            ==========
Basic and diluted loss per common
 share (g) .............................     $    (5.23)
Weighted average number of
 common shares outstanding .............         37,750                              12,180 (h)

                                                                    Pegasus
                                               Adjustments       Communications
                                                for Other         Corporation
                                              Transactions         Pro Forma
                                          --------------------  ---------------
Net revenues:
DBS ....................................                          $  426,926
Broadcast ..............................                              36,415
                                                                  ----------
 Total net revenues ....................                             463,341
Operating expenses:
DBS
 Programming, technical and
  general and administrative ...........                             324,507
 Marketing and selling .................                             182,707
 Incentive compensation ................                               2,374
 Depreciation and amortization .........                             244,402
Broadcast
 Programming, technical and
  general and administrative ...........                              22,812
 Marketing and selling .................                               6,304
 Incentive compensation ................                                  57
 Depreciation and amortization .........                               5,144
 Corporate expenses ....................                               5,975
 Corporate depreciation and
  amortization .........................                               3,119
 Other expense, net ....................                               1,995
                                                                  ----------
  Loss from operations .................                            (336,055)
Interest expense .......................      $   (9,982) (d)       (119,898)
Interest income ........................                               3,749
Other non-operating expenses ...........                              (1,259)
                                              ----------          ----------
  Loss from continuing
   operations before income
   taxes and equity loss ...............          (9,982)           (453,463)
Benefit for income taxes ...............                              (8,892)
Equity in net loss of unconsolidated
 affiliate .............................                                (201)
                                              ----------          ----------
 Loss from continuing operations .......          (9,982)           (444,772)
Preferred stock dividends ..............          20,857 (e)          42,248
                                              ----------          ----------
 Net loss from continuing
  operations applicable to
  common shares ........................      $  (30,839)         $ (487,020)
                                              ==========          ==========
Basic and diluted loss per common
 share (g) .............................                          $    (9.75)
Weighted average number of
 common shares outstanding .............                              49,930

Notes to Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 1999:

(a) Reclassification for consistent classification.
(b) Additional amortization expense resulting from the purchase accounting treatment of the Golden Sky merger and capitalized acquisition costs. Computed based on the portion of the purchase price allocated to DBS rights of approximately $1.26 billion amortized over 10 years.
(c) Elimination of Golden Sky's preferred stock outstanding as a result of the merger.
(d) Net effect of Pegasus Media & Communications' new credit facility, as follows (000's):

Senior notes                                                 $40,194
Senior subordinated notes                                     10,625
Credit facilities                                             22,000
Sellers' notes                                                 2,056
Capital leases and other                                          11
                                                             -------
 Total interest expense                                       74,886
Actual interest expense                                       64,904
                                                             -------
Adjustment                                                   $ 9,982
                                                             =======


Credit facilities aggregating $275.0 million are subject to variable rates of interest. A 1/8% change in the assumed variable rate of interest of 8.0% used to compute the interest expense associated with the credit facilities would change that interest expense by $344,000. (e) Additional preferred dividends associated with the issuances of preferred stock in 2000, as follows (000's):


Series C                                                     $19,500
Series B                                                          57
Series D                                                         900
Series E                                                         400
                                                             -------
Adjustment                                                   $20,857
                                                             =======

(f) Additional dividends associated with the assumed issuance of 162,588 shares of new Series A preferred stock.
(g) Basic and diluted per share amounts are the same because all of the company's common stock equivalents and convertible securities outstanding are antidilutive.
(h) Number of shares issued in the Golden Sky acquisition.

                      Pegasus Communications Corporation
                Pro Forma Consolidated Statement of Operations
                 For the Nine Months Ended September 30, 2000
                     (In thousands, except per share data)
                                  (Unaudited)



                                                    Pegasus
                                                Communications     Effect of the
                                                  Corporation         Exchange
                                                    Actual             Offer
                                               ----------------  -----------------
Net revenues:
DBS .........................................    $   389,851
Broadcast ...................................         26,128
                                                 -----------
  Total net revenues ........................        415,979
Operating expenses:
DBS
 Programming, technical and general
   and administrative .......................        272,925
 Marketing and selling ......................        111,646
 Incentive compensation .....................          1,835
 Depreciation and amortization ..............        141,696
Broadcast
 Programming, technical and general
   and administrative .......................         18,253
 Marketing and selling ......................          5,523
 Incentive compensation .....................            204
 Depreciation and amortization ..............          3,860
Corporate expenses ..........................          6,041
Corporate depreciation and amortization                1,116
Other expense, net ..........................          5,738
                                                 -----------
  Loss from operations ......................       (152,858)

Interest expense ............................        (86,185)
Interest income .............................         11,142
Other non-operating expenses ................            234
                                                 -----------
   Loss from continuing operations
    before income taxes .....................       (227,667)
Benefit for income taxes ....................        (30,022)
                                                 -----------
   Loss from continuing operations ..........       (197,645)
Preferred stock dividends ...................         25,042         $  1,846 (d)
                                                 -----------         --------
   Net loss from continuing operations
    applicable to common shares .............    $  (222,687)        $ (1,846)
                                                 ===========         ========
Basic and diluted loss per common share
 (e) ........................................    $     (4.63)
Weighted average number of common
 shares outstanding .........................         48,097



                                                      Golden Sky Acquisition             Pegasus
                                               ------------------------------------   Communications
                                                   Actual for                          Corporation
                                                   Golden Sky        Adjustments        Pro Forma
                                               -----------------  -----------------  ---------------
Net revenues:
DBS .........................................      $ 58,061                            $   447,912
Broadcast ...................................            85                                 26,213
                                                   --------                            -----------
  Total net revenues ........................        58,146                                474,125
Operating expenses:
DBS
 Programming, technical and general
   and administrative .......................        46,642          $    (148)(a)         319,419
 Marketing and selling ......................         9,565                                121,211
 Incentive compensation .....................                              148 (a)           1,983
 Depreciation and amortization ..............        12,363             41,898 (b)         195,957
Broadcast
 Programming, technical and general
   and administrative .......................                                               18,253
 Marketing and selling ......................                                                5,523
 Incentive compensation .....................                                                  204
 Depreciation and amortization ..............                                                3,860
Corporate expenses ..........................                                                6,041
Corporate depreciation and amortization                                                      1,116
Other expense, net ..........................         1,691                                  7,429
                                                   --------          ---------         -----------

  Loss from operations ......................       (12,115)           (41,898)           (206,871)

Interest expense ............................       (16,346)                              (102,531)
Interest income .............................           291                                 11,433
Other non-operating expenses ................        (1,513)                                (1,279)
                                                   --------          ---------         -----------
   Loss from continuing operations
    before income taxes .....................       (29,683)           (41,898)           (299,248)
Benefit for income taxes ....................                                              (30,022)
                                                   --------          ---------         -----------
   Loss from continuing operations ..........       (29,683)           (41,898)           (269,226)
Preferred stock dividends ...................         6,571             (6,571)(c)          26,888
                                                   --------          ---------         -----------
   Net loss from continuing operations
    applicable to common shares .............      $ (36,254)        $ (35,327)        $  (296,114)
                                                   =========         =========         ===========
Basic and diluted loss per common share
 (e) ........................................                                          $     (5.68)
Weighted average number of common
 shares outstanding .........................         4,060 (f)                             52,157

--------------------------------------------------------------------------------
Notes to Pro Forma Consolidated Statement of Operations for the Nine Months Ended September 30, 2000:

(a) Reclassification for consistent classification.
(b) Additional amortization expense resulting from the purchase accounting treatment of the Golden Sky merger and capitalized acquisition costs. Reflects four months of additional annual amortization of approximately $126.0 million.
(c) Elimination of Golden Sky's preferred stock outstanding as a result of the merger.
(d) Additional dividends associated with the assumed issuance of 162,588 shares of new Series A preferred stock.
(e) Basic and diluted per share amounts are the same because all of the company's common stock equivalents and convertible securities outstanding are antidilutive.
(f) Weighted effect of the number of shares issued in the Golden Sky acquisition.

                                    ANNEX B

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 10-K


                /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934.
                   For the fiscal year ended December 31, 1999
                                       OR


            / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.
                For the transition period from_______ to _______
                         Commission File Number 0-21389


                       PEGASUS COMMUNICATIONS CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           Delaware                                             51-0374669
-------------------------------                           ----------------------
(State of other jurisdiction of                                (IRS Employer
incorporation of organization)                            Identification Number)


c/o Pegasus Communications Management Company;
225 City Line Avenue, Suite 200, Bala Cynwyd, PA                       19004
------------------------------------------------                       -----
    (Address of principal executive offices)                         (Zip code)

       Registrant's telephone number, including area code: (888) 438-7488
          Securities registered pursuant to section 12(b) of the Act:
                                      None
           Securities registered pursuant to section 12(g) of the Act:
                               Title of each class
                               -------------------
                     Common Stock, Class A; $0.01 par value

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No___

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [ ]

         The aggregate market value of the voting stock (Class A Common Stock) held by non-affiliates of the Registrant as of the close of business on February 29, 2000 was approximately $1,789,932,200 based on the average bid and asked prices of the Class A Common Stock on such date on the Nasdaq National Market. (Reference is made to the paragraph captioned "Calculation of Aggregate Market Value of Nonaffiliate Shares" of "Part II, Item 5 herein for a statement of assumptions upon which this calculation is based.)

         Number of shares of each class of the registrant's common stock outstanding as of February 29, 2000:

        Class A, Common Stock, $0.01 par value                  15,905,844
        Class B, Common Stock, $0.01 par value                   4,581,900

                                                                                                      Page
                                                                                                      ----
                                                     PART I
Item 1.    Business......................................................................................3
Item 2.    Properties...................................................................................22
Item 3.    Legal Proceedings............................................................................23
Item 4.    Submission of Matters to a Vote of Security Holders..........................................24

                                                    PART II
Item 5.    Market for the Registrant's Common Equity and Related Stockholder Matters....................25
Item 6.    Selected Financial Data......................................................................27
Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations........30
Item 7A.   Quantitative and Qualitative Disclosures About Market Risk...................................40
Item 8.    Financial Statements and Supplementary Data..................................................41
Item 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.........41

                                                   PART III
Item 10.   Directors and Executive Officers of the Registrant...........................................42
Item 11.   Executive Compensation.......................................................................44
Item 12.   Security Ownership of Certain Beneficial Owners and Management...............................49
Item 13.   Certain Relationships and Related Transactions...............................................52

                                                    PART IV
Item 14.   Exhibits, Financial Statement Schedules, and Reports on Form 8-K.............................56

                                     PART I

         This Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated in such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally, internationally and in the regions in which we operate; demographic changes; existing government regulations and changes in, or the failure to comply with government regulations; competition; the loss of any significant numbers of subscribers or viewers; changes in business strategy or development plans; technological developments and difficulties; the ability to attract and retain qualified personnel; our significant indebtedness; the availability and terms of capital to fund the expansion of our businesses; our relationships with DIRECTV and the National Rural Telecommunications Cooperative; and other factors referenced in this Report.

         The information is this Report assumes the completion of the acquisition of Golden Sky Holdings, Inc. and other pending acquisitions described in "Item 1: Business -- Recent Completed and Pending Transactions," unless otherwise noted.

ITEM 1: BUSINESS

General

         Pegasus is:

         o The largest independent distributor of DIRECTV(R) with 1.1 million subscribers at February 29, 2000. We have the exclusive right to distribute DIRECTV digital broadcast satellite services to over 7.2 million rural households in 41 states. We distribute DIRECTV through the Pegasus retail network, a network in excess of 2,500 independent retailers.

         o The owner or programmer of ten TV stations affiliated with either Fox, UPN or the WB.

         o One of the fastest growing media companies in the United States. We have increased our revenues at a compound growth rate of 89% per annum since our inception in 1991.

Direct Broadcast Satellite Television

         The introduction of direct broadcast satellite receivers is widely regarded as the most successful introduction of a consumer electronics product in U.S. history, surpassing the rollout of color televisions, videocassette recorders and compact disc players. According to a recent Paul Kagan study, in 1998 direct broadcast satellite was the fastest growing multichannel television service in the country, capturing almost two out of every three new subscribers to those services. There are currently three nationally branded direct broadcast satellite programming services: DIRECTV, Primestar and EchoStar. At December 31, 1999, there were 11.5 million direct broadcast satellite subscribers in the United States:

         o 6.7 million DIRECTV subscribers, including approximately 5.2 million subscribers served by DIRECTV itself, 1.1 million subscribers served by Pegasus and Golden Sky and 400,000 subscribers served by the approximately 100 other DIRECTV rural affiliates;

         o    1.4 million Primestar subscribers; and

         o    3.4 million EchoStar subscribers.

All three direct broadcast satellite programming services are digital satellite services, and therefore require that a subscriber install a satellite receiving antenna or dish and a digital receiver. DIRECTV and EchoStar require a satellite dish of approximately 18 inches in diameter that may be installed by the consumer without professional assistance. Primestar requires a dish of approximately 36 inches in diameter that generally must be professionally installed. The market shares of DIRECTV, Primestar and EchoStar among all direct broadcast satellite subscribers nationally are currently 58%, 12% and 30%, respectively. The Carmel Group has estimated that the number of direct broadcast satellite subscribers will grow to 21.1 million by 2003.

         Hughes completed the acquisition of Primestar's medium-power direct broadcast satellite business on May 22, 1999, and completed the acquisition of related high-power satellite assets on June 8, 1999. Hughes is currently operating Primestar only during a transition period while it converts Primestar subscribers to DIRECTV subscribers. At the time of the acquisition, we estimated that there were approximately 250,000 Primestar subscribers in our DIRECTV exclusive territories who could become our subscribers if they choose to receive DIRECTV programming.

DIRECTV

         DIRECTV is a service of Hughes Electronics, a subsidiary of General Motors Corporation. DIRECTV offers in excess of 200 entertainment channels of near laser disc quality video and compact disc quality audio programming. DIRECTV currently transmits via four high-power Ku band satellites. We believe that DIRECTV's extensive line-up of cable networks, pay-per-view movies and events and sports packages, including the exclusive "NFL Sunday Ticket," have enabled DIRECTV to capture a majority market share of existing direct broadcast satellite subscribers and will continue to drive strong subscriber growth for DIRECTV services in the future. DIRECTV added 1.6 million new subscribers in 1999.

DIRECTV Rural Affiliates

         Prior to the launch of DIRECTV's programming service, Hughes Electronics, which was succeeded by its subsidiary DIRECTV, entered into an agreement with the National Rural Telecommunications Cooperative authorizing the National Rural Telecommunications Cooperative to offer its members and affiliates the opportunity to acquire exclusive rights to distribute DIRECTV programming services in rural areas of the United States. The National Rural Telecommunications Cooperative is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Approximately 250 National Rural Telecommunications Cooperative members and affiliates acquired such exclusive rights, thereby becoming DIRECTV rural affiliates. The DIRECTV exclusive territories acquired by DIRECTV's rural affiliates include approximately 9.0 million rural households. Pegasus was the largest of the original DIRECTV rural affiliates, acquiring a DIRECTV exclusive territory of approximately 500,000 homes in four New England states. Since 1996 we have increased our DIRECTV exclusive territories to approximately 7.2 million homes through the completed or pending acquisitions of approximately 150 other DIRECTV rural affiliates, including the completed acquisition of Digital Television Services, Inc., with which we merged in 1998, and the pending acquisition of Golden Sky Holdings, Inc.

Pegasus Rural Focus and Strategy

         We believe that direct broadcast satellite and other digital satellite services will achieve disproportionately greater consumer acceptance in rural areas than in metropolitan areas. Direct broadcast satellite services have already achieved a penetration of more than 22% in rural areas of the United States, as compared to approximately 5% in metropolitan areas.

         Our long-term goal is to become an integrated provider of direct broadcast satellite and other digital satellite services for the 79.8 million people, 32.3 million homes and 3.1 million businesses located in rural areas of the United States. To accomplish our goal, we are pursuing the following strategy:

         o Continue to Grow Our Rural Subscriber Base by Aggressively Marketing DIRECTV. Pegasus currently serves in excess of 1.1 million DIRECTV subscribers, which represents a penetration of approximately 15.7%. Our rate of growth has accelerated as we have increased our scale and expanded the Pegasus network of independent retailers.

         o Continue to Acquire Other DIRECTV Rural Affiliates. We currently own approximately 80% of the DIRECTV exclusive territories held by DIRECTV's rural affiliates. We have had an excellent track record of acquiring DIRECTV rural affiliates and believe that we have a competitive advantage in acquiring additional DIRECTV rural affiliates. We base this belief on our position as the largest DIRECTV rural affiliate, our access to the capital markets and our strong reputation in the direct broadcast satellite industry. We will continue to pursue our strategy of acquiring other DIRECTV rural affiliates.

         o Continue to Develop the Pegasus Retail Network. We have established the Pegasus network of independent retailers in order to distribute DIRECTV in our DIRECTV exclusive territories. Our consolidation of DIRECTV's rural affiliates has enabled us to expand the Pegasus retail network to over 2,500 independent retailers in 41 states. We believe that the Pegasus retail network is one of the few sales and distribution channels for digital satellite services with broad and effective reach in rural areas of the U.S. We intend to further expand the Pegasus retail network in order to increase the penetration of DIRECTV in rural areas and to enable us to distribute additional digital satellite services that will complement our distribution of DIRECTV.

         o Generate Future Growth By Bundling Additional Digital Satellite Services with DIRECTV. We believe that new digital satellite services, such as digital audio services, broadband multimedia services and mobile satellite services, will be introduced to consumers and businesses in the next five years. These services, like direct broadcast satellite, should achieve disproportionate success in rural areas. However, because there are limited sales and distribution channels in rural areas, new digital satellite service providers will confront the same difficulties that direct broadcast satellite service providers have encountered in establishing broad distribution in rural areas, as compared to metropolitan areas. We believe that the Pegasus retail network will enable us to establish relationships with digital satellite service providers that will position us to capitalize on these new opportunities.

Satellite Services in Rural Areas

         Rural areas include approximately 85% of the total landmass of the continental United States and have an average home density of less than 12 homes per square mile. Because the cost of reaching a household by a cable or other wireline distribution system is generally inversely proportional to home density and the cost of providing satellite service is not, satellite services have strong cost advantages over cable in rural areas.

         There are approximately 79.8 million people, 32.3 million households and 3.1 million businesses located in rural areas of the United States. Rural areas therefore represent a large and attractive market for direct broadcast satellite and other digital satellite services. Approximately 65% of all U.S. direct broadcast satellite subscribers reside in rural areas. It is likely that future digital satellite services, such as soon to be launched digital audio services and satellite broadband multimedia services, will also achieve disproportionate success in rural areas as compared to metropolitan areas.

         It is difficult, however, for satellite and other service providers to establish sales and distribution channels in rural areas. In contrast to metropolitan areas, where there are many strong national retail chains, few national retailers have a presence in rural areas. Most retailers in rural areas are independently owned and have only one or two store locations. For these reasons, satellite providers seeking to establish broad and effective rural distribution have limited alternatives:

         o They may seek to distribute their services through one of the few national retailers, such as Radio Shack or Wal-Mart, that have a strong retail presence in rural areas.

         o They may seek to establish direct sales channels in rural areas, as Primestar initially sought to do through its cable partners.

         o They may seek to distribute through national networks of independent retailers serving rural areas, such as have been established by EchoStar and by Pegasus.

Consolidation of DIRECTV Rural Affiliates

         When DIRECTV was launched in 1994, small DIRECTV rural affiliates held approximately 95% of the DIRECTV rural affiliate exclusive territories. In 1996, Pegasus first acquired another DIRECTV rural affiliate, thereby beginning a process of consolidation that has significantly changed the composition of DIRECTV's rural affiliates. Since 1996, Pegasus, Golden Sky Systems have acquired approximately 150 DIRECTV rural affiliates. Today, Pegasus represents 80% of the DIRECTV exclusive territories held by DIRECTV's rural affiliates, including 21% held by Golden Sky, and the approximately 100 remaining rural affiliates total 20%. Pegasus believes that consolidation among DIRECTV's rural affiliates will continue.

         As of February 29, 2000, we distributed DIRECTV in the following DIRECTV exclusive territories:

             Exclusive                     Total
              DIRECTV                      Homes in            Total
            Territories                   Territory         Subscribers        Penetration
            -----------                   ---------         -----------        -----------
Northeast............................       751,745            87,176              11.6%
Central..............................     1,138,651           169,197              14.9%
Southeast............................     1,327,517           241,014              18.2%
Midwest..............................     1,323,406           197,273              14.9%
Central Plains.......................       623,104            94,228              15.1%
Texas................................       793,708           147,227              18.5%
West.................................     1,229,234           193,374              15.7%
                                          ---------           -------              -----

     Total...........................     7,187,365         1,129,489              15.7%
                                          =========         =========              =====

Total homes in territory, homes not passed by cable, and homes passed by cable are based on estimates of primary residences by Claritas, Inc.

The Pegasus Retail Network

         The Pegasus retail network is a network of over 2,500 independent satellite, consumer electronics and other retailers serving rural areas. We began the development of the Pegasus retail network in 1995 in order to distribute DIRECTV in our original DIRECTV exclusive territories in New England. We have expanded this network into 41 states as a result of our acquisitions of DIRECTV rural affiliates since 1996. Today, the Pegasus retail network is one of the few sales and distribution channels available to digital satellite service providers seeking broad and effective distribution in rural areas throughout the continental United States.

         We believe that the national reach of the Pegasus retail network has positioned us to:

         o improve the penetration of DIRECTV in DIRECTV exclusive territories that we now own or that we may acquire from other DIRECTV rural affiliates;

         o assist DIRECTV in improving DIRECTV's direct broadcast satellite market share in rural areas outside of the DIRECTV exclusive territories held by DIRECTV rural affiliates; and

         o offer providers of new digital satellite services, such as the soon to be launched digital audio and broadband multimedia satellite services, an effective and convenient means for reaching the approximately 30% of America's population that live and work in rural areas.

Broadcast Television

       Our operating strategy in broadcast television is focused on:

         o developing strong local sales forces and sales management to maximize the value of our stations' inventory of advertising spots;

         o improving the stations' programming, promotion and technical facilities in order to maximize their ratings in a cost-effective manner; and

         o maintaining strict control over operating costs while motivating employees through the use of incentive plans, which reward our employees in proportion to annual increases in location cash flow.

         We have purchased or launched TV stations affiliated with the "emerging networks" of Fox, the WB and UPN, because, while affiliates of these networks generally have lower revenue shares than stations affiliated with ABC, CBS and NBC, we believe that they will experience growing audience ratings and therefore afford us greater opportunities for increasing their revenue share. We have entered into local marketing agreements in markets where we already own a station because they provide additional opportunities for increasing revenue share with limited additional operating expenses. However, the FCC has recently adopted rules which in most instances would prohibit us from expanding in our existing markets through local marketing agreements and may require us to modify or terminate our existing agreements. We have entered into local marketing agreements to program one station as an affiliate of Fox, two stations as affiliates of the WB network and one station as an affiliate of UPN. We plan to program an additional station pursuant to a local marketing agreement in 2000, if permitted by the FCC.

       The following table sets forth general information for each of Pegasus' stations.

                                                              Station
       Station                          Acquisition Date      Affiliation       Market Area      DMA (1)       Households(2)
       -------                          ----------------      -----------       -----------      -------       -------------
    WDBD-40.........................      May 1993              Fox             Jackson, MS        89             306,000
    WDSI-61.........................      May 1993              Fox             Chattanooga, TN    84             327,000
    WGFL-53 (3).....................      (3)                   WB              Gainesville, FL    165            104,000
    WOLF-56/WILF-53 (4).............      May 1993              Fox             Northeastern PA    51             555,000
    WSWB-38 (4).....................      (4)                   WB              Northeastern PA    51             555,000
    WPXT-51.........................      January 1996          Fox             Portland, ME       80             355,000
    WPME-35 (5).....................      (5)                   UPN             Portland, ME       80             355,000
    WTLH-49/WFXU (6)................      March 1996            Fox             Tallahassee, FL    109            104,000

---------------

(1) There are 211 designated market areas in the United States with each county in the continental United States assigned uniquely to one designated market area. Ranking of designated market are is based upon Nielsen estimates of the number of television households.

(2) Represents total homes in a designated market area for each television station as estimated by Broadcast Investment Analysts.

(3) Pegasus began programming WGFL in October 1997 pursuant to a local marketing agreement as an affiliate of the WB network.

(4) WILF and WWLF until November 1998 had simulcast the programming of WOLF. In November 1998, the station then known as WOLF (Channel 38) was sold to KB Prime Media LLC. That station has changed its call letters to WSWB, and is now programmed by Pegasus pursuant to a local marketing agreement as an affiliate of the WB network. The station formerly know as WWLF changed its call letters to WOLF, and simulcasts Fox programming on WILF.

(5) Pegasus began programming WPME in August 1997 pursuant to a local marketing agreement as an affiliate of UPN.

(6) Pegasus programs WFXU pursuant to a local marketing agreement. WFXU has simulcast the programming of WTLH since July 1998.

Cable Television

         We own and operate a cable system serving areas of western, southwestern and northwestern Puerto Rico. Our Puerto Rico cable system serves franchised areas of approximately 170,000 households and serves approximately 55,000 subscribers.

         We have entered into a letter of intent to sell the assets of our cable system business in Puerto Rico to a subsidiary of Centennial Cellular Corporation for $170.0 million in cash, subject to certain adjustments. The sale of this cable system is subject to the negotiation of a definitive agreement, third-party approvals, including regulatory approvals, and other customary conditions. The sale is also subject to approval by our board of directors. We cannot assure you that these conditions will be satisfied and that the sale will be consummated.

Recent Completed and Pending Transactions

Completed Transactions

         Completed Direct Broadcast Satellite Acquisitions. From January 1, 2000 through March 1, 2000, we completed five acquisitions for DIRECTV distribution rights in rural areas of California, Indiana, Illinois, Oregon and South Dakota. In the aggregate, the consideration for the completed direct broadcast satellite acquisitions was $23.5 million in cash, $22.5 million in Series D junior converible participating preferred stock, $10.0 million in Series E junior convertible participating preferred stock, $39.7 million in Pegasus' Class A common stock, $200,000 in promissory notes and $381,000 in assumed net liabilities. The territories covered by these transactions include approximately 355,800 households, including approximately 17,800 seasonal residences and 35,600 business locations and 42,800 subscribers. In January 2000, we completed an acquisition for DIRECTV distribution rights in rural areas of Michigan that was effective December 14, 1999. In the aggregate, the total consideration for this direct broadcast satellite acquisition was $707,000 in cash, $5.7 million in Series B junior convertible participating preferred stock, $315,000 in promissory notes and $61,000 in assumed net liabilities. The territories covered by this transaction include approximately 27,700 households, including approximately 1,400 seasonal residences and 2,800 business locations and 3,700 subscribers.

         Convertible Preferred Stock Offering. On January 25, 2000, Pegasus completed an offering of $300.0 million in liquidation amount of its 61/2% Series C convertible preferred stock. Dividends on the Series C convertible preferred stock will be payable in cash or, at Pegasus' option, in Class A common stock. Each share of Series C convertible preferred stock is convertible at any time into the number of whole shares of our Class A common stock equal to the stated liquidation preference of $100 per share divided by an initial conversion price of $127.50 per share, subject to adjustment if certain events should occur. Pegasus may redeem the Series C convertible preferred stock at any time beginning on February 1, 2003 at redemption prices set forth in the certificate of designation. In addition, from August 1, 2001 to February 1, 2003, Pegasus may redeem the Series C convertible preferred stock at a redemption premium of 105.525% of the stated liquidation preference, plus accumulated and unpaid dividends, if any, if the trading price of Pegasus' Class A common stock equals or exceeds $191.25 for a specified trading period. In the event of a change of control of Pegasus, holders of Series C convertible preferred stock will have a one-time option to convert such holder's shares into Class A common stock at a conversion price equal to the greater of (1) the market price of our Class A common stock at the change of control date or (2) $68.00 per share. In lieu of issuing Class A common stock, we may, at our option, make a cash payment equal to the market value of the shares. Pegasus plans to use the net proceeds of the offering for working capital and general corporate purposes.

         Investment in Personalized Media Communications, LLC and Licensing of Patents. On January 13, 2000, Pegasus made an investment in Personalized Media Communications, LLC, an advanced communications technology company. A subsidiary of Personalized Media granted to Pegasus an exclusive license for use of Personalized Media's patent portfolio in the distribution of satellite services from specified orbital locations. Mary C. Metzger, Chairman of Personalized Media and a member of Pegasus' board of directors, and John C. Harvey, Managing Member of Personalized Media and Ms. Metzger's husband, own a majority of and control Personalized Media.

         Pegasus acquired preferred interests of Personalized Media for approximately $14.3 million cash, 200,000 shares of Pegasus' Class A common stock and Pegasus' agreement, subject to certain conditions, to issue warrants to purchase 1.0 million shares of Pegasus' Class A common stock at an exercise price of $90.00 per share and with a term of ten years. See Item 13: Certain Relationships and Related Transactions.

         Pegasus Media & Communications Credit Facility. On January 14, 2000, Pegasus Media & Communications, Inc., a wholly-owned subsidiary of Pegasus, entered into a $500.0 million credit facility. The new Pegasus Media & Communications credit facility replaced the previous Pegasus Media & Communications and Digital Television Services credit facilities. Pegasus Media & Communications can use borrowings under the credit facility for acquisitions and general corporate purposes. In connection with the closing of the new Pegasus Media & Communications credit facility, Digital Television Services was merged with and into a subsidiary of Pegasus Media & Communications.

Pending Transactions

         Merger with Golden Sky Holdings, Inc. On January 10, 2000, Pegasus entered into a definitive merger agreement with Golden Sky Holdings, Inc. Golden Sky is the second largest independent provider of DIRECTV. It operates in 24 states and its territories include approximately 1.9 million households and 350,500 subscribers. In connection with the merger, Pegasus will issue up to 6.5 million of its Class A common stock, subject to certain downward adjustments, including sales by the Golden Sky stockholders of their stock to Pegasus for up to $25.0 million in cash, and will assume certain liabilities and incur merger costs, resulting in aggregate consideration for the Golden Sky transaction estimated to be $1.3 billion at the time the definitive agreement was signed. The transaction is subject to the fulfillment of customary conditions, including the (1) obtaining of all requisite consents or approvals by any governmental authority or third parties, including the expiration or termination of the waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976; (2) approval of the merger proposal by our stockholders and Golden Sky's stockholders; (3) absence of a material adverse change with respect to the other party; and (4) absence of certain litigation or related actions affecting the other party. Pegasus' shareholder meeting is scheduled for March 22, 2000. In connection with the acquisition of Golden Sky, the voting agreement among Mr. Pagon and certain existing Pegasus shareholders will be amended and restated. See Item 13; Certain Relationships and Related Transactions.

         Pending Direct Broadcast Satellite Acqusitions. As of March 1, 2000, without giving effect to the Golden Sky acquisition, we have entered into letters of intent or definitive agreements to acquire DIRECTV distribution rights in rural areas of three states. In the aggregate, the consideration for these pending direct broadcast satellite acquisitions is $15.7 million in cash. The territories covered by the letters of intent or definitive agreements include approximately 81,500 television households, including approximately 4,100 seasonal residences and 8,200 business locations and 7,900 subscribers. The closings of these acquisitions are subject to negotiation of definitive agreements, third-party approvals and other customary conditions. We cannot assure you that these conditions will be satisfied.

         Sale of Puerto Rico Cable System. We have entered into a letter of intent to sell the assets of our cable system in Puerto Rico. See -- Cable Television.

Competition

         Our direct broadcast satellite business faces competition from other current or potential multichannel programming distributors, including other direct broadcast satellite operators, direct-to-home providers, cable operators, wireless cable operators, Internet and local and long-distance telephone companies, which may be able to offer more competitive packages or pricing than we or DIRECTV can provide. In addition, the direct broadcast satellite industry is still evolving and recent or future competitive developments could adversely affect us.

         Our TV stations compete for audience share, programming and advertising revenue with other television stations in their respective markets and with direct broadcast satellite operators, cable operators and other advertising media. Direct broadcast satellite and cable operators in particular are competing more aggressively than in the past for advertising revenues in our TV stations' markets. This competition could adversely affect our stations' revenues and performance in the future.

         Our cable systems face competition from television stations, satellite master antennae television systems, wireless cable systems, direct-to-home providers, direct broadcast satellite systems and open video systems.

         In addition, the markets in which we operate are in a constant state of change due to technological, economic and regulatory developments. We are unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on our businesses.

Employees

         As of December 31, 1999, we had 1,006 full-time and 347 part-time employees. We also had 8 general managers, 48 department managers and 12 corporate managers as of this date. We are not a party to any collective bargaining agreements, and we consider our relations with our employees to be good.

Executive Officers of the Registrant

         For biographies and other information about our executive officers, see
Item 10: Directors and Executive Officers of the Registrant.

Direct Broadcast Satellite Agreements, Licenses, Local Marketing Agreements and Cable Franchises

Direct Broadcast Satellite Agreements

         Prior to the launch of the first DIRECTV satellite in 1993, Hughes entered into various agreements intended to assist it in the introduction of DIRECTV services, including agreements with RCA/Thomson for the development and manufacture of direct broadcast satellite reception equipment and with USSB for the sale of five transponders on the first satellite. In an agreement concluded in 1994, Hughes offered members and affiliates of the National Rural Telecommunications Cooperative the opportunity to become the exclusive providers of certain direct broadcast satellite services using the DIRECTV satellites at the 101(degree) W orbital location, generally including DIRECTV programming, to specified residences and commercial subscribers in rural areas of the U.S. The National Rural Telecommunications Cooperative is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the U.S. National Rural Telecommunications Cooperative members and affiliates that participated in its direct broadcast satellite program acquired the rights to provide the direct broadcast satellite services described above in their service areas. The service areas purchased by participating National Rural Telecommunications Cooperative members and affiliates comprise approximately 9.0 million television households and were initially acquired for aggregate commitment payments exceeding $100 million.

         We are an affiliate of the National Rural Telecommunications Cooperative, participating through agreements in its direct broadcast satellite program.The agreement between Hughes (and DIRECTV as its successor) and National Rural Telecommunications Cooperative, and related agreements between the National Rural Telecommunications Cooperative and its participating members and affiliates, provide those members and affiliates with substantial rights and benefits from distribution in their service areas of the direct broadcast satellite services, including the right to set pricing, to retain all subscription remittances and to appoint sales agents. In exchange for such rights and benefits, the participating members and affiliates made substantial commitment payments to DIRECTV. In addition, the participating members and affiliates are required to reimburse DIRECTV for their allocable shares of certain common expenses, such as programming, satellite-specific costs and expenses associated with the billing and authorization systems, and to remit to DIRECTV a 5% fee on subscription revenues.

         DIRECTV has disputed the extent of the rights held by the participating National Rural Telecommunications Cooperative members and affiliates. See Item 3: Legal Proceedings. Those disputes include the rights asserted by participating members and affiliates:

         o to provide all services offered by DIRECTV that are transmitted over 27 frequencies that the FCC has authorized for DIRECTV's use for a term running through the life of DIRECTV's satellites at the 101(degree) W orbital location;

         o    to provide certain other services over the DIRECTV satellites; and

         o to have the National Rural Telecommunications Cooperative exercise a right of first refusal to acquire comparable rights in the event that DIRECTV elects to launch successor satellites upon the removal of the DIRECTV satellites from their orbital location at the end of their lives.

         The financial terms of the right of first refusal are likely to be the subject of negotiation and Pegasus is unable to predict whether substantial additional expenditures by the National Rural Telecommunications Cooperative will be required in connection with the exercise of such right of first refusal.

         The agreements between the National Rural Telecommunications Cooperative and participating National Rural Telecommunications Cooperative members and affiliates terminate when the DIRECTV satellites are removed from their orbital location at the end of their lives. If the satellites are removed earlier than June 2004, the tenth anniversary of the commencement of DIRECTV services, Pegasus will receive a prorated refund of its original purchase price for the DIRECTV rights. Our agreements with the National Rural Telecommunications Cooperative may also be terminated as follows:

         o If the agreement between DIRECTV and the National Rural Telecommunications Cooperative is terminated because of a breach by DIRECTV, the National Rural Telecommunications Cooperative may terminate its agreements with us, but the National Rural Telecommunications Cooperative will be responsible for paying to us our pro rata portion of any refunds that the National Rural Telecommunications Cooperative receives from DIRECTV.

         o If we fail to make any payment due to the National Rural Telecommunications Cooperative or otherwise breach a material obligation of our agreements with the National Rural Telecommunications Cooperative, the National Rural Telecommunications Cooperative may terminate our agreement with the National Rural Telecommunications Cooperative in addition to exercising other rights and remedies against us.

         o If the National Rural Telecommunications Cooperative's agreement with DIRECTV is terminated because of a breach by the National Rural Telecommunications Cooperative, DIRECTV is obligated to continue to provide DIRECTV services to Pegasus by assuming the National Rural Telecommunications Cooperative's rights and obligations under the National Rural Telecommunications Cooperative's agreement with DIRECTV or under a new agreement containing substantially the same terms and conditions as National Rural Telecommunications Cooperative's agreement with DIRECTV.

         We are not permitted under our agreements with the National Rural Telecommunications Cooperative to assign or transfer, directly or indirectly, our rights under these agreements without the prior written consent of the National Rural Telecommunications Cooperative and DIRECTV, which consents cannot be unreasonably withheld.

         The National Rural Telecommunications Cooperative has adopted a policy requiring any party acquiring DIRECTV distribution rights from a National Rural Telecommunications Cooperative member or affiliate to post a letter of credit to secure payment of National Rural Telecommunications Cooperative's billings if the acquiring person's monthly payments to the National Rural Telecommunications Cooperative, including payments on account of the acquired territory, exceeds a specified amount. Pursuant to this policy, Pegasus or its subsidiaries have posted letters of credit of approximately $23.7 million in connection with completed direct broadcast satellite acquisitions. Although this requirement can be expected to reduce somewhat our acquisition capacity inasmuch as it ties up capital that could otherwise be used to make acquisitions, we expect this reduction to be manageable. There can be no assurance, however, that the National Rural Telecommunications Cooperative will not in the future seek to institute other policies, or to change this policy, in ways that would be material to us.

Broadcast Television

         FCC Licensing. The broadcast television industry is subject to regulation by the FCC pursuant to the Communications Act of 1934, as amended. Approval by the FCC is required for the issuance, renewal, transfer and assignment of broadcast station operating licenses. Television license terms are generally eight years. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that our licenses or the licenses for the TV stations that we program pursuant to local marketing agreements will be renewed at their expiration dates or that such renewals will be for full terms. The licenses with respect to TV stations WOLF/WILF, WPXT, WDSI, WTLH and WDBD are scheduled to expire on August 1, 2007, April 1, 2007, August 1, 2005, April 1, 2005, and June 1, 2005, respectively. The licenses with respect to WSWB, WFXU, WGFL and WPME, stations we program pursuant to local marketing agreements, expire on August 1, 2007, February 1, 2005, February 1, 2005 and April 1, 2007, respectively.

         Fox Affiliation Agreement. Our network affiliation agreements with the Fox Broadcasting Company formally expired on January 30, 1999, except for the affiliation agreement for television station WTLH, which is scheduled to expire on December 31, 2000. Except in the case of WTLH, we currently broadcast Fox programming under arrangements between Pegasus and Fox which have generally conformed in practice to such affiliation agreements. Negotiations with Fox are continuing, and we believe that we will enter into new affiliation agreements on satisfactory terms with no disruption in programming. If we are mistaken in this belief, the loss of the ability to carry Fox programming could have a material and adverse effect on our broadcast television operations.

         The station affiliation agreement with Fox for WTLH provides WTLH with the right to broadcast programming which Fox and Fox Children's Network, Inc. make available for broadcasting in Tallahassee, Florida, the community to which WTLH is licensed by the FCC. Fox has committed to supply approximately six hours of programming each weekday, although, from time to time, some

Fox time periods have been available to the station for programming. On weekends, Fox generally supplies more programming than during the week, including sports programming such as National Football Conference games and pre-game shows. WTLH has agreed to broadcast all such Fox programs in their entirety, including all commercial announcements. In each Fox program, WTLH may sell the advertising time generally made available by Fox in such program to its affiliates on a national basis, and, generally, may retain the revenues from such sales. Fox retains the right to sell the remaining advertising time in each Fox program. WOLF, WPXT, WDSI and WDBD have also operated under substantially the same terms and conditions.

         Under its station affiliation agreement with Fox, WTLH is entitled to receive payments from Fox Kids Worldwide, Inc. as compensation for relinquishing its former interests in the profits of Fox Children's Network and for continuing to carry Fox Children's Network programming on the station. Those payments, together with certain revenues from commercials and from retransmission arrangements with Fox, will be returned to Fox to defray the costs of providing NFL programming to the station. Under specified circumstances, however, Fox or WTLH may cancel the arrangements for broadcast of NFL programming, in which case the Fox Children's Network-related compensation would thereafter be paid to the station. In the event that WTLH ceases to carry Fox Children's Network programming prior to June 30, 2008, after having received NFL programming, Fox may have a claim for amounts under the terms of the station affiliation agreement.

         WTLH's station affiliation agreement with Fox expires December 31, 2000, but is renewable for two successive two-year periods, at the discretion of Fox and upon acceptance by Pegasus. Fox may terminate the station affiliation agreement upon:

         o a change in any material aspect of the station's operation, including its transmitter location, power, frequency, programming format or hours of operation, with 30 days written notice;

         o acquisition by Fox, directly or indirectly, of a significant ownership and/or controlling interest in any television station in the same market, with 60 days written notice;

         o assignment or attempted assignment by Pegasus of the station affiliation agreement, with 30 days written notice;

         o three or more unauthorized preemptions of Fox programming within a 12-month period, with 30 days written notice; or

         o WTLH deciding not to accept a change in Fox operations applicable to Fox affiliates generally.

         Either Fox or WTLH may terminate the station affiliation agreement upon occurrence of a force majeure event which substantially interrupts Fox's ability to provide programming or the station's ability to broadcast the programming.

         UPN Affiliation Agreement. The Portland TV station programmed by Pegasus pursuant to a local marketing agreement, WPME, is affiliated with UPN pursuant to a station affiliation agreement. Under the station affiliation agreement with UPN, UPN grants Pegasus an exclusive license to broadcast all programming, including commercial announcements, network identifications, promotions and credits, which UPN makes available to serve the community of Lewiston, Maine. UPN has committed to supply approximately four hours of programming during specified time periods. The station affiliation agreement with UPN allots to each party a specified amount of advertising time during each hour of programming, and each party is entitled to the revenue realized from its sale of advertising time.

         The term of the station affiliation agreement with UPN expires January 15, 2001, and automatically renews for a three-year period unless either party has given written notice to the other party of its election not to renew. UPN may terminate the station affiliation agreement upon prior written notice in the event of:

         o a material reduction or modification of WPME's transmitter location, power, frequency, programming format or hours of operation;

         o    any assignment or transfer of control of the station's license; or

         o three or more unauthorized preemptions of UPN programming by the station during any 12-month period, which have actually occurred or which UPN reasonably believes will occur.

         Either UPN or Pegasus may terminate the station affiliation agreement upon the occurrence of a force majeure event that causes UPN substantially to fail to provide programming or Pegasus substantially to fail to broadcast UPN's programming, for either four consecutive weeks or an aggregate of six weeks in any 12-month period.

         WB Affiliation Agreements. We program TV stations WSWB and WGFL as affiliates of WB and are in the process of negotiating affiliation agreements with respect to these stations.

         Local Marketing Agreements. In the past, the FCC rules precluded the ownership of more than one television station in a market, unless such stations were operated as a satellite of a primary station. In recent years, in a number of markets across the country, certain television owners entered into agreements to provide the bulk of the broadcast programming on stations owned by other licensees, and to retain the advertising revenues generated from such programming. Such agreements are commonly referred to as local marketing agreements. Local marketing agreements were not considered attributable interests under the FCC's old multiple ownership rules.

         In August 1999, the FCC revised its attribution and multiple ownership rules. The new rules generally provide that television local marketing agreements are attributable if the programmer owns a station in the same market as the station it is programming pursuant to a local marketing agreement. Local marketing agreements entered into on or after November 5, 1996 must comply with the new ownership rules by August 5, 2001 or such local marketing agreements will terminate. Local marketing agreements entered into before November 5, 1996, will be grandfathered until the conclusion of the FCC's 2004 biennial review. The new rules also generally allow one entity to own two television stations in the same market if there would be eight full-power commercial and non-commercial television stations in the market after the combination, or if the acquired station is economically distressed and could not be built or operated without combining with another station in the market. In certain cases, parties with grandfathered local marketing agreements may rely on the circumstances at the time the local marketing agreement was entered into in advancing any proposal for co-ownership of the stations. The markets in which Pegasus programs a second station pursuant to a local marketing agreement do not have eight full-power commercial and non-commercial television stations. Pegasus has not yet filed any application to acquire any of the stations with which it has local marketing agreements based on a showing of economic distress, and cannot predict the outcome of such a filing should one be made. Pegasus' local marketing agreements with WSWB and WFXU were entered into after November 5, 1996. The local marketing agreement with WPME was entered into prior to November 5, 1996. The local marketing agreement with WGFL was entered into after November 5, 1996. However, Pegasus does not own other stations in the WGFL market, and thus the WGFL local marketing agreement is not currently affected by these changes. Petitions for reconsideration of the new rules, including a petition submitted by Pegasus, are currently pending before the FCC. We cannot predict the outcome of these petitions.

         When operating pursuant to a local marketing agreement, while the bulk of the programming is provided by someone other than the licensee of the station, the station licensee must retain control of the station for FCC purposes. Thus, the licensee has the ultimate responsibility for the programming broadcast on the station and for the station's compliance with all FCC rules, regulations, and policies. The licensee must retain the right to preempt programming supplied pursuant to the local marketing agreement where the licensee determines, in its sole discretion, that the programming does not promote the public interest or where the licensee believes that the substitution of other programming would better serve the public interest. The licensee must also have the primary operational control over the transmission facilities of the station.

         Pegasus programs WPME (Portland, Maine), WGFL (Gainesville, Florida), WSWB (Northeastern Pennsylvania), and WFXU (Tallahassee, Florida) through the use of local marketing agreements, but there can be no assurance that the licensees of such stations will not unreasonably exercise their right to preempt the programming of Pegasus, or that the licensees of such stations will continue to maintain the transmission facilities of the stations in a manner sufficient to broadcast a high quality signal over the station. As the licensee must also maintain all of the qualifications necessary to be a licensee of the FCC, and as the principals of the licensee are not under the control of Pegasus, there can be no assurances that these licenses will be maintained by the entities which currently hold them.

Cable Franchises

         Cable systems are generally constructed and operated under non-exclusive franchises granted by state or local governmental authorities. The franchise agreements may contain many conditions, such as the payment of franchise fees; time limitations on commencement and completion of construction; conditions of service, including the number of channels, the carriage of public, educational and governmental access channels, the carriage of broad categories of programming agreed to by the cable operator, and the provision of free service to schools and certain other public institutions; and the maintenance of insurance and indemnity bonds. Certain provisions of local franchises are subject to limitations under the Cable Television Consumer Protection and Competition Act of 1992.

         Pegasus holds four cable franchises, all of which are non-exclusive. Our cable franchises have terms that expire in 2003, 2004, 2008 and 2009. We have never had a franchise revoked. All of the franchises of the systems eligible for renewal have been renewed or extended at or prior to their stated expirations.

         The Communications Act provides, among other things, for an orderly franchise renewal process in which renewal will not be unreasonably withheld. In addition, the Communications Act establishes comprehensive renewal procedures which require that an incumbent franchisee's renewal application be assessed on its own merit and not as part of a comparative process with competing applications. We believe that we have good relations with our franchising authorities. The Communications Act prohibits franchising authorities from imposing annual franchise fees in excess of 5% of gross revenues and permits the cable system operator to seek renegotiations and modification of franchise requirements if warranted by changed circumstances.

Legislation and Regulation

         In February 1996, Congress passed the Telecommunications Act, which substantially amended the Communications Act. This Act has altered and will continue to alter federal, state and local laws and regulations regarding telecommunications providers and services, including Pegasus and the cable television and other telecommunications services provided by Pegasus.

         On November 29, 1999, Congress enacted the Satellite Home Viewer Improvement Act of 1999, which amended the Satellite Home Viewer Act. This Act, for the first time, permits direct broadcast satellite operators to transmit local television signals into local markets. In other important statutory amendments of significance to satellite carriers and television broadcasters, the law generally seeks to place satellite operators on an equal footing with cable television operators as regards the availability of television broadcast programming.

Direct Broadcast Satellite

         Unlike a common carrier, such as a telephone company, or a cable operator, direct broadcast satellite operators such as DIRECTV are free to set prices and serve customers according to their business judgment, without rate of return or other regulation or the obligation not to discriminate among customers. However, there are laws and regulations that affect DIRECTV and, therefore, affect Pegasus. As an operator of a privately owned U.S. satellite system, DIRECTV is subject to the regulatory jurisdiction of the FCC, primarily with respect to:

         o the licensing of individual satellites (i.e., the requirement that DIRECTV meet minimum financial, legal and technical standards);

         o    avoidance of interference with radio stations; and

         o compliance with rules that the FCC has established specifically for direct broadcast satellite licenses, including rules that the FCC is in the process of adopting to govern the retransmission of television broadcast stations by direct broadcast satellite operators.

         As a distributor of television programming, DIRECTV is also affected by numerous other laws and regulations. The Telecommunications Act clarifies that the FCC has exclusive jurisdiction over direct-to-home satellite services and that criminal penalties may be imposed for piracy of direct-to-home satellite services. The Telecommunications Act also offers direct-to-home operators relief from private and local government-imposed restrictions on the placement of receiving antennae. In some instances, direct-to-home operators have been unable to serve areas due to laws, zoning ordinances, homeowner association rules, or restrictive property covenants banning the installation of antennae on or near homes. The FCC has promulgated rules designed to implement Congress' intent by prohibiting any restriction, including zoning, land use or building regulation, or any private covenant, homeowners' association rule, or similar restriction on property within the exclusive use or control of the antenna user where the user has a direct or indirect ownership interest in the property, to the extent it impairs the installation, maintenance or use of a direct broadcast satellite receiving antenna that is one meter or less in diameter or diagonal measurement, except where such restriction is necessary to accomplish a clearly defined safety objective or to preserve a recognized historic district. Local governments and associations may apply to the FCC for a waiver of this rule based on local concerns of a highly specialized or unusual nature. The FCC also issued a further order giving renters the right to install antennas in areas of their rental property in which they have exclusive use, e.g. balconies or patios. The Telecommunications Act also preempted local (but not state) governments from imposing taxes or fees on direct-to-home services, including direct broadcast satellite. Finally, the Telecommunications Act required that multichannel video programming distributors such as direct-to-home operators fully scramble or block channels providing indecent or sexually explicit adult programming. If a multichannel video programming distributor could not fully scramble or block such programming, it was required to restrict transmission to those hours of the day when children are unlikely to view the programming (as determined by the FCC). Rules adopted by the FCC implementing the scrambling provision became effective on May 18, 1997. However, on December 28, 1998, the requirement to scramble sexually explicit programming was ruled unconstitutional by the U.S. District Court in Wilmington, Delaware. This decision was appealed to the U.S. Supreme Court and a decision is expected this year.

         In addition to regulating pricing practices and competition within the franchise cable television industry, the Communications Act is intended to establish and support existing and new multi-channel video services, such as wireless cable and direct-to-home, to provide subscription television services. DIRECTV and Pegasus have benefited from the programming access provisions of the Communications Act and implementing rules in that DIRECTV has been able to gain access to previously unavailable programming services and, in some circumstances, has obtained certain programming services at reduced cost. Any amendment to, or interpretation of, the Communications Act or the FCC's rules that would permit cable companies or entities affiliated with cable companies to discriminate against competitors such as DIRECTV in making programming available (or to discriminate in the terms and conditions of such programming) could adversely affect DIRECTV's ability to acquire programming on a cost-effective basis, which would have an adverse impact on Pegasus. Certain of the restrictions on cable-affiliated programmers will expire in 2002 unless the FCC extends such restrictions.

         The FCC has adopted rules imposing public interest requirements for providing video programming on direct-to-home licensees, including, at a minimum, reasonable and non-discriminatory access by qualified federal candidates for office at the lowest unit rates and the obligation to set aside four percent of the licensee's channel capacity for non-commercial programming of an educational or informational nature. Within this set-aside requirement, direct-to-home providers must make capacity available to "national educational programming suppliers" at rates not exceeding 50% of the direct-to-home provider's direct costs of making the capacity available to the programmer. Petitions for reconsideration of these rules are currently pending at the FCC.

         The Satellite Home Viewer Improvement Act of 1999 ("SHVIA"), enacted by Congress late last year, amends the Copyright Act and the Communications Act in order to clarify the terms and conditions under which a DBS operator may retransmit local and distant broadcast television stations to subscribers. The new law was intended to promote the ability of satellite services to compete with cable television systems and to resolve disputes that had arisen between broadcasters and satellite carriers regarding the delivery of broadcast television station programming to satellite service subscribers.

         The SHVIA creates a new "statutory" copyright license applicable to the retransmission of local broadcast television stations to DBS subscribers. Although there is no royalty payment obligation associated with this new license, eligibility for the license is conditioned on the satellite carrier's compliance with the applicable Communications Act provisions and FCC rules governing the retransmission of local broadcast television stations to satellite service subscribers. Noncompliance with the Communications Act and/or FCC requirements could subject a satellite carrier to liability for copyright infringement.

         The amendments to the Communications Act contained in the SHVIA provide that, until May 29, 2000, a DBS operator is permitted to retransmit a broadcast television station to satellite subscribers in the station's local market without the station's consent. However, after May 29, 2000, the satellite provider must have obtained the station's express consent and failure to comply with this requirement could subject a satellite provider to substantial liability. The FCC is currently considering the adoption of rules governing the retransmission consent process, including rules prohibiting a broadcast television station from entering into exclusive retransmission consent agreements or from failing to engage in good faith negotiations for retransmission consent.

         In addition, beginning January 1, 2002, a satellite provider that retransmits at least one broadcast television station to subscribers residing in the station's local television market pursuant to the statutory copyright license will be required to retransmit upon request all other broadcast television stations located in that market.

         In a future rulemaking, the FCC will promulgate "must carry" rules on satellite carriers similar to those imposed on cable systems. The lengthy transition period for "must carry" is expected to place satellite carriers in a comparable position to cable operators.

         Other provisions contained in the SHVIA address the retransmisison by a satellite service provider of a broadcast television station to subscribers who reside outside the local market of the station being retransmitted. A DBS provider may retransmit such "distant" broadcast stations affiliated with the national broadcast television networks to those subscribers meeting certain specified eligibility criteria which the FCC is directed to implement. The primary determinant of a subscribers eligibility to receive a distant affiliate of a particular network is whether the subscriber is able to receive a "Grade B" strength signal from an affiliate of that network using a conventional rooftop broadcast television antenna. The SHVIA also directs the FCC to adopt rules that would subject the satellite retransmission of certain distant stations to program "blackout" rules similar to rules currently applicable to the retransmisison of distant broadcast television stations by cable systems.

         The SHVIA also makes a number of revisions to the statutory copyright license provisions applicable to the retransmission of distant broadcast television stations to satellite service subscribers. These changes include reducing the monthly per subscriber royalty rate payable under the distant signal compulsory copyright license and creating a new compulsory copyright license applicable to the retransmission of a national PBS programming feed. The compulsory copyright license applicable to the retransmission of distant broadcast signals to satellite service subscribers will expire on January 1, 2005 unless it is extended by Congress. If the license expires, DBS operators will be required to negotiate in the marketplace to obtain the copyright clearances necessary for the retransmission of distant broadcast signals to satellite service subscribers.

         The final outcome of ongoing and future FCC rulemakings cannot yet be determined. Any regulatory changes could adversely affect Pegasus' operations. Must carry requirements could cause the displacement of possibly more attractive programming.

         The foregoing does not purport to describe all present and proposed federal regulations and legislation relating to the direct broadcast satellite industry.

Broadcast Television

         The ownership, operation and sale of television stations, including those licensed to our subsidiaries, are subject to the jurisdiction of the FCC under authority granted it pursuant to the Communications Act. Matters subject to FCC oversight include, but are not limited to,

         o    the assignment of frequency bands for broadcast television;

         o the approval of a television station's frequency, location and operating power;

         o the issuance, renewal, revocation or modification of a television station's FCC license;

         o the approval of changes in the ownership or control of a television station's licensee;

         o    the regulation of equipment used by television stations; and

         o the adoption and implementation of regulations and policies concerning the ownership, operation and employment practices of television stations.

         The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a television station for violations of the FCC's rules and regulations. The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies affecting broadcast television. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of FCC regulation of broadcast television stations.

         License Renewal. Television station licenses are granted for a maximum allowable period of eight years and are renewable thereafter for additional eight year periods. The FCC may revoke or deny licenses, after a hearing, for serious violations of its regulations, and it may impose fines on licensees for less serious infractions. Petitions to deny renewal of a license may be filed on or before the first day of the last month of a license term. Generally, however, in the absence of serious violations of FCC rules or policies, license renewal is expected in the ordinary course. The FCC will grant a license renewal if the FCC finds that the station seeking renewal has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse. The licenses with respect to TV stations WOLF/WILF, WPXT, WDSI, WTLH and WDBD are scheduled to expire on August 1, 2007, April 1, 2007, August 1, 2005, April 1, 2005 and June 1, 2005, respectively. The licenses with respect to WSWB, WFXU and WGFL, stations Pegasus programs pursuant to local marketing agreements, expire on August 1, 2007, February 1, 2005 and February 1, 2005, respectively. The other television station Pegasus programs, WPME, has a license application pending at the FCC.

         Ownership Matters. The Communications Act contains a number of restrictions on the ownership and control of broadcast licenses. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. The Communications Act and the FCC's rules also place limitations on alien ownership; common ownership of broadcast, cable and newspaper properties; ownership by those not having the requisite "character" qualifications and those persons holding "attributable" interests in the licensee.

         Attribution Rules. The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding, or through subsidiaries controlling, broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 20% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors) are generally attributable, except that, in general, no minority voting stock interest will be attributable if there is a single holder of more than 50% of the outstanding voting power of the corporation.

         The FCC recently adopted a new rule, known as the equity-debt plus rule, that causes certain creditors or investors to be attributable owners of a station, regardless of whether there is a single majority stockholder or other applicable exception to the FCC's attribution rules. Under this new rule, a major programming supplier -- any programming supplier that provides more than 15% of the station's weekly programming hours -- or same-market media entity will be an attributable owner of a station if the supplier or same-market media entity holds debt or equity, or both, in the station that is greater than 33% of the value of the station's total debt plus equity. For purposes of this rule, equity includes all stock, whether voting or nonvoting, and equity held by insulated limited partners in a limited partnership. Debt includes all liabilities, whether long-term or short-term.

         Alien Ownership Restrictions. The Communications Act restricts the ability of foreign entities to own or hold interests in broadcast licenses. Foreign governments, representatives of foreign governments, non-citizens and representatives of non-citizens, corporations and partnerships organized under the laws of a foreign nation are barred from holding broadcast licenses. Non-citizens, foreign governments, foreign corporations and representatives of any of the foregoing, collectively, may directly or indirectly own or vote up to 20% of the capital stock of a broadcast licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-citizens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or the revocation of such license. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation. Because of these provisions, we may be prohibited from having more than one-fourth of our stock owned or voted directly or indirectly by non-citizens, foreign governments, foreign corporations or representatives of any of the foregoing.

         Multiple Ownership Rules. FCC rules limit the number of television stations any one entity can acquire or own. The FCC's television national multiple ownership rule limits the combined audience of television stations in which an entity may hold an attributable interest to 35% of total U.S. audience reach. Under the FCC's new local television ownership rules, a party may own two television stations in a market if:

         o    there is no Grade B overlap between the stations;

         o if the stations are in two different Nielsen designated market areas; or

         o if the market containing both stations contains at least eight separately-owned full-power television stations, and both stations are not among the top four rated stations in the market.

         In addition, a party may request a waiver of the rule to acquire a second station in the market if the station to be acquired is economically distressed or unbuilt and there is no party who does not own a local television station who would purchase the station for a reasonable price.

         Cross-Ownership Rules. The FCC's cross-ownership rules generally permit a party to own a combination of up to two television stations and six radio stations depending on the number of other, independent media voices in the market. A "media voice" includes each independently owned and operating full power television station, each independently owned and operating radio station, and each independently owned daily newspaper with a circulation exceeding 5% of the households in the market. In addition, all cable systems operating in the market are counted as one voice. In addition, the Telecommunications Act eliminates the statutory prohibition against the ownership of television stations and cable systems in the same geographic market, although FCC rules prohibiting such ownership are still in place.

         Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." Broadcast station licensees are required to present programming that is responsive to local community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming often will be considered by the FCC when it evaluates license renewal applications, although such complaints may be filed at any time and generally may be considered by the FCC at any time. The FCC has initiated a proceeding to clarify the public interest obligations of broadcasters, although we cannot predict the outcome of such proceeding. Stations also must follow various FCC rules that regulate, among other things, political advertising, sponsorship identifications, the advertisements of contests and lotteries, programming directed to children, obscene and indecent broadcasts, television violence, closed captioning and technical operations, including limits on radio frequency radiation. The FCC recently adopted rules to require broadcast licensees to create equal employment opportunity outreach programs and maintain records and make filings with the FCC evidencing such efforts.

         Must Carry and Retransmission Consent. The Communications Act requires each television broadcaster to make an election to exercise either certain "must carry" or, alternatively, "retransmission consent" rights in connection with its carriage by cable systems in the station's local market. If a broadcaster chooses to exercise its must carry rights, it may demand carriage on a specified channel on cable systems within its defined market. Must carry rights are not absolute, and their exercise is dependent on variables such as the number of activated channels on, and the location and size of, the cable system and the amount of duplicative programming on a broadcast station. Under certain circumstances, a cable system may decline carriage of a given station. If a broadcaster chooses to exercise its retransmission consent rights, it may prohibit cable systems from carrying its signal, or permit carriage under a negotiated compensation arrangement. The FCC's must carry requirements took effect in June 1993. Pegasus' stations exercised retransmission consent rights in 1993 and 1996 and either elected retransmission consent or must carry in 1999. Television stations must make a new election between must carry and retransmission consent rights every three years. The next required election date is October 1, 2002.

         The FCC has initiated a rulemaking proceeding to consider whether to apply the must-carry rules to require cable companies to carry both the analog and the digital signals of local broadcasters when television stations will be broadcasting both signals, during the digital television transition period between 2002 (at the latest) and 2006. If the FCC does not require digital television must-carry, cable customers in our broadcast markets may not receive the station's digital signal, which could adversely affect us.

         Digital Television. The FCC has taken a number of steps to implement digital television broadcasting service in the U.S. In December 1996, the FCC adopted a digital television broadcast standard and has since adopted decisions in several pending rulemaking proceedings that establish service rules and a plan for implementing digital television. The FCC adopted a digital television table of allotments that provides all television stations authorized as of April 1997 with a second channel on which to broadcast a digital television signal. The FCC has attempted to provide digital television coverage areas that are comparable to stations' existing service areas. The FCC has ruled that television broadcast licensees may use their digital channels for a wide variety of services such as high-definition television, multiple standard definition television programming, audio, data, and other types of communications, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standard and further subject to the requirement that broadcast licensees pay a fee of 5% of gross revenues on all digital television subscription services.

         The FCC required that affiliates of ABC, CBS, Fox and NBC in the top ten television markets begin digital broadcasting by May 1, 1999, and that affiliates of these networks in markets 11 through 30 begin digital broadcasting by November 1999. All other commercial stations are required to begin digital broadcasting by May 1, 2002. The FCC's plan calls for the digital television transition period to end in the year 2006 at which time the FCC expects that television broadcasters will have ceased broadcasting on their non-digital channels, allowing that spectrum to be recovered by the government for other uses. Under the Balanced Budget Act signed into law by President Clinton, however, the FCC is authorized to extend the December 31, 2006 deadline for reclamation of a television station's non-digital channel if, in any given case:

         o one or more television stations affiliated with one of the four major networks in a market are not broadcasting digitally, and the FCC determines that the station(s) has
              (have) "exercised due diligence" in attempting to convert to digital broadcasting;

         o less than 85% of the television households in the station's market subscribe to a multichannel video service (cable, wireless cable or direct broadcast satellite) that carries at least one digital channel from each of the local stations in that market; or

         o less than 85% of the television households in the station's market can receive digital signals off the air using either a set-top converter box for an analog television set or a new digital television set.

         The Balanced Budget Act also directs the FCC to auction the non-digital channels by September 30, 2002 even though they are not to be reclaimed by the government until at least December 31, 2006. The Balanced Budget Act also permits broadcasters to bid on the non-digital channels in cities with populations greater than 400,000 provided the channels are used for digital television. The FCC has opened separate proceedings to consider the surrender of existing television channels and how those frequencies will be used after they are eventually recovered from television broadcasters and to what extent the cable must-carry requirements will apply to digital television signals.

         In addition, the digital order restricts current stations' abilities to relocate transmitter sites and otherwise change technical facilities in any manner that could impact proposed digital television stations. This may preclude the improvement of the facilities of certain stations owned or programmed by Pegasus. The order also allotted digital television stations at the current analog transmitter sites. Changes in the location of digital stations are dependent on the lack of interference to other digital and analog stations. Pegasus has filed applications with the FCC for digital television construction permits for all of its stations.

         Implementation of digital television will improve the technical quality of television signals receivable by viewers. Under certain circumstances, however, conversion to digital operation may reduce a station's geographic coverage area or result in some increased interference. The FCC's digital television allotment plan also results in current UHF stations having considerably less signal power within their service areas than present VHF stations that move to digital television channels. While the 1998 orders of the FCC present current UHF stations with some options to overcome this power disparity, it is unknown at this time whether Pegasus will be able to benefit from these options. Implementation of digital television will also impose substantial additional costs on television stations because of the need to replace equipment and because some stations will need to operate at higher utility costs. The FCC has also proposed imposing new public interest requirements on television licensees in exchange for their receipt of digital television channels. A petition has been filed at the FCC, supported by a number of television broadcast licensees including Pegasus, questioning whether the digital transmission system standard adopted by the FCC is adequate to provide acceptable service to television viewers, or whether television broadcasters should be free to adopt another standard. Thus far, the FCC has not acted on this petition. We cannot predict what future actions the FCC might take with respect to digital television, nor can we predict the effect of the FCC's present digital television implementation plan or such future actions on our business.

         Pending or Proposed Legislation and FCC Rulemakings. The FCC has initiated a proceeding seeking comment on whether the public interest would be served by establishing limits on the amount of commercial matter broadcast by television stations. The FCC also is conducting a rulemaking proceeding concerning the implementation of a Class A low power television service, which would afford qualifying low power stations certain rights accorded to full power stations. Other matters which could affect our broadcast properties include technological innovations affecting the mass communications industry and technical allocation matters, including assignment by the FCC of channels for additional broadcast stations, low-power television stations and wireless cable systems and their relationship to and competition with full power television service, as well as possible spectrum fees or other changes imposed on broadcasters for the use of their channels. The ultimate outcome of these pending proceedings cannot be predicted at this time.

         The Congress and the FCC have considered in the past and may consider and adopt in the future:

         o    other changes to existing laws, regulations and policies or

         o new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership, and profitability of Pegasus' broadcast stations, result in the loss of audience share and advertising revenues for these stations or affect the ability of Pegasus to acquire additional broadcast stations or finance such acquisitions.

         Additionally, irrespective of the FCC rules, the Department of Justice and the Federal Trade Commission have the authority to determine that a particular transaction presents antitrust concerns. These federal agencies have increased their scrutiny of the television and radio industries, and have indicated their intention to review matters related to the concentration of ownership within markets, including local marketing agreements, even when the ownership or local marketing agreement in question is permitted under the regulations of the FCC. There can be no assurance that future policy and rulemaking activities of these agencies will not impact Pegasus' operations (including existing stations or markets) or expansion strategy.

Cable Television

         The Communications Act, as amended by The Cable Communications Policy Act of 1984, Cable Television Consumer Protection and Competition Act of 1992, and the Telecommunications Act of 1996. The Communications Act as amended, establishes uniform national standards and guidelines for the regulation of cable systems. Among other things, the Communications Act affirms the right of franchising authorities (state or local, depending on the practice in individual states) to award one or more franchises within their jurisdictions. It also prohibits non-grandfathered cable systems from operating without a franchise in such jurisdictions.

         The Communications Act provides for regulation with respect to, among other things:

         o    cable system rates for basic services;

         o    programming access and exclusivity arrangements;

         o    access to cable channels by unaffiliated programming services;

         o    leased access terms and conditions;

         o    horizontal and vertical ownership of cable systems;

         o    customer service requirements;

         o    franchise renewals;

         o    television broadcast signal carriage and retransmission consent;

         o    technical standards;

         o    subscriber privacy;

         o    consumer protection issues;

         o    cable equipment compatibility;

         o    obscene or indecent programming; and

         o cable system requirements that subscribers subscribe to tiers of service other than basic service as a condition of purchasing premium services.

         Additionally, the legislation encourages competition with existing cable systems by allowing municipalities to own and operate their own cable systems without having to obtain a franchise; preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system's service area. The Communications Act also precludes video programmers affiliated with cable television companies from favoring those operators over competitors and requires such programmers to sell their programming to other multichannel video distributors. This provision limits the ability of cable program suppliers to offer exclusive programming arrangements to cable television companies. The FCC, the principal federal regulatory agency with jurisdiction over cable television, has adopted many regulations to implement the provisions of the Communications Act.

         The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate transmission facilities often used in connection with cable operations.

         Congress and the FCC have frequently revisited the subject of cable television regulation and may do so again. Future legislative and regulatory changes could adversely affect Pegasus' operations.

         Cable Rate Regulation. Under the Communications Act, rate regulation is precluded wherever a cable operator faces "effective competition." Although cable operators are presumed not to be subject to effective competition, an operator can rebut this presumption by demonstrating that it meets any one of four separate tests: (i) fewer than 30 percent of the households in the franchise area subscribe (the "low penetration" test); (ii) at least two competing multichannel video providers offer service to at least 50 percent of the franchise area and the number of households subscribing to providers other than the largest provider exceeds 15 percent of the franchise households; (iii) a municipally-owned cable system offers service to at least 50 percent of the franchise households; and (iv) a local exchange carrier offers "comparable" video programming services to subscribers in the franchise area by a means other than direct broadcast satellite. The FCC has found that all of Pegasus' cable television systems are subject to effective competition under the "low penetration" standard and therefore are not currently subject to rate regulation.

         Indecent Programming on Leased Access Channels. FCC regulations pursuant to the Communications Act permit cable operators to restrict or refuse the carriage of indecent programming on so-called "leased access" channels, i.e., channels the operator must set aside for commercial use by persons unaffiliated with the operator. Operators were also permitted to prohibit indecent programming on public access channels. In June 1996, the Supreme Court ruled unconstitutional the indecency prohibitions on public access programming as well as the "segregate and block" restriction on indecent leased access programming.

         Scrambling. The Communications Act requires that upon the request of a cable subscriber, the cable operator must, free of charge, fully scramble or otherwise fully block the audio and video programming of any channel the subscriber does not want to receive.

         Cable operators were also required by the Communications Act to fully scramble or otherwise fully block the video and audio portion of sexually explicit or other programming that is indecent on any programming channel that is primarily dedicated to sexually oriented programming so that a non-subscriber to such channel may not receive it. Until full scrambling or blocking occurred, cable operators were required to limit the carriage of such programming to hours when a significant number of children are not likely to view the programming, so called "safe-harbor periods." On December 28, 1998, this requirement to scramble sexually explicit programming was ruled unconstitutional by the U.S. District Court in Wilmington, Delaware, and the FCC was directed to stop enforcing this requirement. Pegasus' systems do not presently have the necessary technical capability to comply with the scrambling requirement; however, prior to the December 28, 1998 ruling, such programming was only carried during the safe-harbor period.

         Cable Entry Into Telecommunications. The Telecommunications Act declares that no state or local laws or regulations may prohibit or have the effect of prohibiting the ability of any entity to provide any interstate or intrastate telecommunications service. States are authorized to impose "competitively neutral" requirements regarding universal service, public safety and welfare, service quality, and consumer protection. The Telecommunications Act further provides that cable operators and affiliates providing telecommunications services are not required to obtain a separate franchise from local franchising authorities for such services. The

FCC had held that local franchising authorities may not place telecommunications conditions in their grants of cable construction permits. The Telecommunications Act prohibits local franchising authorities from requiring cable operators to provide telecommunications service or facilities as a condition of a grant of a franchise, franchise renewal, or franchise transfer, except that local franchising authorities can seek "institutional networks" as part of franchise negotiations.

         The Telecommunications Act clarifies that traditional cable franchise fees may only be based on revenues related to the provision of cable television services. However, when cable operators provide telecommunications services, local franchising authorities may require reasonable, competitively neutral compensation for management of the public rights-of-way.

         Interconnection and Other Telecommunications Carrier Obligations. To facilitate the entry of new telecommunications providers including cable operators, the Telecommunications Act imposes interconnection obligations on all telecommunications carriers. All carriers must interconnect their networks with other carriers and may not deploy network features and functions that interfere with interoperability. On August 8, 1996, the FCC released its First Report and Order to implement the interconnection provisions of the 1996 Act. While the U.S. Court of Appeals for the Eighth Circuit invalidated significant aspects of the First Report and Order, on January 25, 1999, the U.S. Supreme Court upheld most of the FCC's interconnection order.

         Telephone Company Entry Into Cable Television. The Telecommunications Act allows telephone companies to compete directly with cable operators by repealing the telephone company-cable cross-ownership ban and the FCC's video dialtone regulations. This will allow local exchange carriers, including the Bell Operating Companies, to compete with cable both inside and outside their telephone service areas.

         The Telecommunications Act replaces the FCC's video dialtone rules with an "open video system" plan by which wireline competitors can provide cable service with decreased regulatory burdens. Open video systems complying with the FCC open video system regulations will receive relaxed oversight. Only the program access, negative option billing prohibition, subscriber privacy, Equal Employment Opportunity, public education and government access requirements, must-carry and retransmission consent provisions of the Communications Act will apply to entities providing an open video system. Rate regulation, customer service provisions, leased access and equipment compatibility will not apply. Local franchising authorities may require open video system operators to pay "franchise fees" only to the extent that the open video system provider or its affiliates provide cable services over the open video system. Such fees may not exceed the franchise fees charged to cable operators in the area, and the open video service provider may pass through the fees as a separate subscriber bill item. Open video system operators will be subject to local franchising authorities. A general right-of-way management regulations, and local franchising authorities may require the open video service operator to obtain local authorizations to provide service.

         As required by the Telecommunications Act, the FCC has adopted regulations prohibiting an open video system operator from discriminating among programmers, and ensuring that open video system rates, terms, and conditions for service are reasonable and nondiscriminatory. Further, the FCC has adopted regulations prohibiting a local exchange carrier-open video system operator, or its affiliates, from occupying more than one-third of a system's activated channels when demand for channels exceeds supply, although there are no numeric limits.

         The FCC also has adopted open video system regulations governing channel sharing; extending the FCC's sports exclusivity, network nonduplication, and syndex regulations; and controlling the positioning of programmers on menus and program guides. The Telecommunications Act does not require local exchange carriers to use separate subsidiaries to provide incidental inter Local Access and Transport Area video or audio programming services to subscribers or for their own programming ventures. Most of the FCC's open video system rules were affirmed by the Fifth Circuit U.S. Court of Appeals on January 19, 1999.

         Cable Cross-Ownership. The Telecommunications Act eliminates statutory restrictions on broadcast/cable cross-ownership, including broadcast network/cable restrictions, but leaves in place existing FCC regulations prohibiting local cross-ownership between television stations and cable systems. The Telecommunications Act leaves in place existing restrictions on cable cross-ownership with satellite master antenna television and multichannel multi-point distribution systems facilities, but lifts those restrictions where the cable operator is subject to effective competition. In January 1995, however, the FCC adopted regulations which permit cable operators to own and operate satellite master antenna television systems within their franchise area, provided that such operation is consistent with local cable franchise requirements.

         Regulation of Signal Carriage. The Communications Act grants broadcasters a choice of must carry right or retransmission consent rights. The rules adopted by the FCC generally provided for mandatory carriage by cable systems of all local full power commercial television broadcast signals selecting must carry rights and, depending on a cable system's channel capacity, non-commercial television broadcast signals. Such statutorily mandated carriage of broadcast stations coupled with the provisions of the Cable Communications Policy Act could adversely affect some of Pegasus' cable systems by limiting the programming services they can offer. The Communications Policy Act requires cable television systems of 36 or more "activated" channels to reserve a percentage of such channels for commercial use by unaffiliated third parties and permits franchise authorities to require the cable operator to provide channel capacity, equipment and facilities for public, educational, and governmental access channels. The FCC has initiated a proceeding to determine the extent to which cable operators must carry all digital signals transmitted by broadcasters. The imposition of such additional must carry regulations could further limit the amount of satellite delivered programming Pegasus could carry on its cable television systems.

         Closed Captioning Regulation. The Telecommunications Act also required the FCC to establish rules and an implementation schedule to ensure that video programming is fully accessible to the hearing impaired through closed captioning. The rules adopted by the FCC will require substantial closed captioning over an eight or ten year phase-in period with only limited exceptions.

         Emergency Alert System. In September 1997, the FCC released its rules establishing the deadlines by which cable operators must comply with the new Emergency Alert System. These deadlines vary depending on how many subscribers are served by the particular cable system. Pegasus, like all other cable operators, is responsible for compliance with the Emergency Alert System rules.

         Copyright Licensing. Cable systems are subject to federal copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable operators obtain a statutory license to certain retransmit broadcast signals. Bills have been introduced in Congress over the past several years that would eliminate or modify the cable statutory license. The Communications Act's retransmission consent provisions expressly provide that retransmission consent agreements between television stations and cable operators do not obviate the need for cable operators to obtain a copyright license for the programming carried on each broadcaster's signal.

         Electric Utility Entry Into Telecommunications. The Telecommunications Act provides that registered utility holding companies and subsidiaries may provide telecommunications services, including cable, notwithstanding the Public Utility Holding Company Act. Electric utilities must establish separate subsidiaries, known as "exempt telecommunications companies" and must apply to the FCC for operating authority. It is anticipated that large utility holding companies will become significant competitors to both cable television and other telecommunications providers.

         State and Local Regulation. Because a cable system uses streets and rights-of-way, cable systems are subject to state and local regulation, typically imposed through the franchising process. State and/or local officials are usually involved in franchisee selection, system design and construction, safety, consumer relations, billing practices and community-related programming and services among other matters. Cable systems generally are operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local government entity. Franchises generally are granted for fixed terms and in many cases are terminable if the franchise operator fails to comply with material provisions. The Communications Act prohibits the award of exclusive franchises and allows franchising authorities to exercise greater control over the operation of franchised cable systems, especially in the area of customer service and rate regulation. The Communications Act also allows franchising authorities to operate their own multichannel video distribution system without having to obtain a franchise and permits states or local franchising authorities to adopt certain restrictions on the ownership of cable systems. Moreover, franchising authorities are immunized from monetary damage awards arising from regulation of cable systems or decisions made on franchise grants, renewals, transfers and amendments. Under certain circumstances, local franchising authorities may become certified to regulate basic cable service rates.

         The specific terms and conditions of a franchise and the laws and regulations under which it was granted directly affect the profitability of the cable system. Cable franchises generally contain provisions governing fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable services provided.

         Although federal law has established certain procedural safeguards to protect incumbent cable television franchisees against arbitrary denials of renewal, the renewal of a franchise cannot be assured unless the franchisee has met certain statutory standards. Moreover, even if a franchise is renewed, a franchising authority may impose new and stricter requirements, such as the upgrading of facilities and equipment or higher franchise fees, subject, however, to limits set by federal law. To date, however, no request of Pegasus for franchise renewals or extensions has been denied. Despite favorable legislation and good relationships with its franchising authorities, there can be no assurance that franchises will be renewed or extended.

         Various proposals have been introduced at the state and local levels with regard to the regulation of cable systems, and several states have adopted legislation subjecting cable systems to the jurisdiction of centralized state governmental agencies, some that impose regulation similar to that of a public utility. Attempts in other states to regulate cable systems are continuing and can be expected to increase. Such proposals and legislation may be preempted by federal statute and/or FCC regulation. Puerto Rico has recently adopted new state level regulations.

         The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable industry. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable systems operate. Neither the outcome of these proceedings nor the impact upon the cable industry or Pegasus' cable systems can be predicted at this time.

         Inside Wiring. In a 1997 order, the FCC established rules that require an incumbent cable operator upon expiration or termination of a multiple dwelling unit service contract to sell, abandon, or remove "home run" wiring that was installed by the cable operator in a multiple dwelling unit building. These inside wiring rules will assist building owners in their attempts to replace existing cable operators with new video programming providers who are willing to pay the building owner a higher fee. Additionally, the FCC has proposed abrogating all exclusive multiple dwelling unit contracts held by cable operators, but at the same time allowing competitors to cable to enter into exclusive multiple dwelling unit service contracts.

         Internet Service Regulation. Although there is no significant federal regulation of cable system delivery of Internet services at the current time, and the FCC issued a report to Congress in January 1999 finding no immediate need to impose such regulation, this situation may change as cable systems expand their broadband delivery of Internet services. In particular, proposals have been advanced at the FCC that would require cable operators to provide access to unaffiliated internet service providers and online service providers. Certain Internet service providers also are attempting to use existing commercial leased access provisions of the Telecommunications Act to gain access to cable system delivery. Finally, some local franchising authorities have imposed or are considering the imposition of mandatory Internet access requirements as part of cable franchise renewals or transfer approvals.

         Other FCC Regulations. In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as:

         o    equal employment opportunity;

         o    customer privacy;

         o programming practices -- including, among other things, syndicated program exclusivity, network program nonduplication, local sports blackouts, indecent programming, lottery programming, political programming, sponsorship identification, and children's programming advertisements;

         o    registration of cable systems and facilities licensing;

         o    maintenance of various records and public inspection files;

         o    frequency usage;

         o    lockbox availability;

         o    antenna structure notification;

         o    tower marking and lighting;

         o    consumer protection and customer service standards;

         o    technical standards; and

         o    consumer electronics equipment compatibility.

ITEM 2: PROPERTIES

         Our corporate headquarters are located in Bala Cynwyd, Pennsylvania. In February 2000, we purchased our corporate headquarters building for $12.5 million, with mortgage financing of approximately $8.8 million.

         Our direct broadcast satellite operations are headquartered in Marlborough, Massachusetts and we operate call centers out of leased space in San Luis Obispo, California, Marlborough, Massachusetts, and Louisville, Kentucky. These leases expire on various dates through 2002. In connection with our TV operations, we own or lease various transmitting equipment, television stations, and office space. Our cable operations include office, head end, and warehouse space in Puerto Rico. The property that we do not own in Puerto Rico is operated under various leases expiring at various dates through 2004. Our property in Puerto Rico will be sold in connection with the pending sale of our Puerto Rico cable system.

ITEM 3: LEGAL PROCEEDINGS

         DIRECTV/NRTC Litigation. On June 3, 1999, the National Rural Telecommunications Cooperative filed a lawsuit in federal court against DIRECTV seeking a court order to enforce the National Rural Telecommunications Cooperative's contractual rights to obtain from DIRECTV certain premium programming formerly distributed by United States Satellite Broadcasting Company, Inc. for exclusive distribution by the National Rural Telecommunications Cooperative's members and affiliates in their rural markets. The National Rural Telecommunications Cooperative also sought a temporary restraining order preventing DIRECTV from marketing the premium programming in such markets and requiring DIRECTV to provide the National Rural Telecommunications Cooperative with the premium programming for exclusive distribution in those areas. The court, in an order dated June 17, 1999, denied the National Rural Telecommunications Cooperative a preliminary injunction on such matters, without deciding the underlying claims. On July 22, 1999, DIRECTV responded to the National Rural Telecommunications Cooperative's continuing lawsuit by rejecting the National Rural Telecommunications Cooperative's claims to exclusive distribution rights and by filing a counterclaim seeking judicial clarification of certain provisions of DIRECTV's contract with the National Rural Telecommunications Cooperative. In particular, DIRECTV contends in its counterclaim that the term of DIRECTV's contract with the National Rural Telecommunications Cooperative is measured solely by the orbital life of DBS-1, the first DIRECTV satellite launched into orbit at the 101o W orbital location, without regard to the orbital lives of the other DIRECTV satellites at the 101o W orbital location. DIRECTV also alleges in its counterclaim that the National Rural Telecommunications Cooperative's right of first refusal, which is effective at the end of the term of DIRECTV's contract with the National Rural Telecommunications Cooperative, does not provide for certain programming and other rights comparable to those now provided under the contract. On September 8, 1999, the court denied a motion by DIRECTV to dismiss certain of the National Rural Telecommunications Cooperative's claims, leaving all of the causes of action asserted by the National Rural Telecommunications Cooperative at issue.

         On September 9, 1999, the National Rural Telecommunications Cooperative filed a response to DIRECTV's counterclaim contesting DIRECTV's interpretations of the end of term and right of first refusal provisions. On August 26, 1999, the National Rural Telecommunications Cooperative filed a separate lawsuit in federal court against DIRECTV claiming that DIRECTV had failed to provide to the National Rural Telecommunications Cooperative its share of launch fees and other benefits that DIRECTV and its affiliates have received relating to programming and other services. On November 15, 1999, the court granted a motion by DIRECTV and dismissed a portion of the National Rural Telecommunications Cooperative's lawsuit regarding launch fees and other benefits. In particular, the court dismissed the tort claim asserted by the National Rural Telecommunications Cooperative, but left in place the remaining claims asserted by the National Rural Telecommunications Cooperative. The court also consolidated that lawsuit with the other pending National Rural Telecommunications Cooperative/DIRECTV lawsuit. The court set various discovery and motion deadlines for the spring and summer of 2000 but did not set a trial date.

         On December 29, 1999, DIRECTV filed a motion for partial summary judgment. The motion seeks a court order that the National Rural Telecommunications Cooperative's right of first refusal, effective at the termination of DIRECTV's contract with the National Rural Telecommunications Cooperative, does not include programming services and is limited to 20 program channels of transponder capacity. The hearing date on DIRECTV's motion was vacated by the court pending resolution of certain procedural issues raised by a new lawsuit we and Golden Sky filed against DIRECTV, discussed below. The court has not yet set a trial date on the merits of the motion for partial summary judgment.

         On January 10, 2000, we and Golden Sky filed a class action lawsuit in federal court in Los Angeles against DIRECTV as representatives of a proposed class that would include all members and affiliates of the National Rural Telecommunications Cooperative that are distributors of DIRECTV. The complaint contains causes of action for various torts, common counts and declaratory relief based on DIRECTV's failure to provide the National Rural Telecommunications Cooperative with premium programming, thereby preventing the National Rural Telecommunications Cooperative from providing this programming to the class members and affiliates. The claims are also based on DIRECTV's position with respect to launch fees and other benefits, term and rights of first refusal. The complaint seeks monetary damages and a court order regarding the rights of the National Rural Telecommunications Cooperative and its members and affiliates.

         On February 10, 2000, we and Golden Sky filed an amended complaint which added new tort claims against DIRECTV for interference with plaintiffs' relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. We and Golden Sky also withdrew the class action allegations to allow a new class action to be filed on behalf of the members and affiliates of the National Rural Telecommunications Cooperative. The outcome of this litigation and the litigation filed by the National Rural Telecommunications Cooperative could have a material adverse effect on our direct broadcast satellite business.

         DBS Late Fee Litigation. In November 1998 we were sued in Indiana for allegedly charging DBS subscribers excessive fees for late payments. The plaintiffs, who claim to represent a class consisting of residential DIRECTV customers in Indiana, seek unspecified damages for the purported class and modification of our late-fee policy. We are unable to estimate the amount involved or to determine whether this suit is material to us. Similar suits have been brought against DIRECTV and various cable operators in other parts of the United States.

         Other Matters. In addition to the matters discussed above, from time to time we are involved with claims that arise in the normal course of our business. In our opinion, the ultimate liability with respect to these claims will not have a material adverse effect on our consolidated operations, cash flows or financial position.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         No matters were submitted to a vote of our stockholders during the fourth quarter of 1999.

                                     PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Class A Common Stock

         Our Class A common stock is traded on the Nasdaq National Market under the symbol "PGTV." The sale prices reflect inter-dealer quotations, do not include retail markups, markdowns or commission, and do not necessarily represent actual transactions. We urge you to obtain current market quotations. The stock prices listed below represent the high and low closing sale prices of the Class A common stock, as reported on the Nasdaq National Market since January 1, 1998.

                           Price Range of Common Stock
                           ---------------------------

                                                             High        Low
                                                             ----        ---
         Year Ended December 31, 1998:
         First Quarter...................................    26          19 7/8
         Second Quarter..................................    25 5/8      20 7/8
         Third Quarter...................................    25          15 7/8
         Fourth Quarter..................................    25 1/2      10 5/8
         Year Ended December 31, 1999:
         First Quarter...................................    28 7/8      21 3/16
         Second Quarter..................................    50 1/2      27 7/8
         Third Quarter...................................    46          37
         Fourth Quarter..................................    102 3/4     42 1/2

         The closing sale price of the Class A common stock was $128 3/8 on March 8, 2000. As of March 8, 2000, Pegasus had 143 shareholders of record.

Dividend Policy

         Common Stock: Pegasus has not paid any cash dividends on its Class A common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future. Our policy is to retain cash for operations and expansion. Payment of cash dividends on the common stock is restricted by Pegasus' publicly held debt securities and preferred stock. Our ability to obtain cash from our subsidiaries with which to pay cash dividends is also restricted by the subsidiaries' publicly held debt securities and bank agreements.

         Preferred Stock: We are allowed to pay dividends on our Series C convertible preferred stock by issuing shares of our Class A common stock instead of paying cash, and until July 1, 2002, we are allowed to pay dividends on our Series A preferred stock by issuing more shares of that stock instead of paying cash. We expect to issue shares of our Class A common stock and Series A preferred stock to pay these dividends, and in any event our publicly held debt securities do not permit us to pay cash dividends on our Series A preferred stock until July 1, 2002. We are also obligated to pay cash dividends of $1.4 million per year in the aggregate on our Series B, Series D and Series E junior convertible participating preferred stock. These payments are subject to compliance with outstanding indentures and the certificate of designation with respect to the Series A preferred stock.

Calculation of Aggregate Market Value of Nonaffiliate Shares

         For the purposes of calculating the aggregate market value of the shares of Class A common stock of Pegasus held by nonaffiliates, as shown on the cover page of this Report, it has been assumed that all the outstanding shares were held by nonaffiliates except for the shares held by directors, including Marshall W. Pagon, Pegasus' President and Chief Executive Officer. However, this should not be deemed to constitute an admission that all directors of Pegasus are, in fact, affiliates of Pegasus, or that there are not other persons who may be deemed to be affiliates of Pegasus. Further information concerning shareholdings of officers, directors and principal stockholders is included in
Item 12: Security Ownership of Certain Beneficial Owners and Management.

Recent Sales of Unregistered Securities

         All sales for the period covered by this Report have been previously reported by Pegasus on its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 with the following exceptions:

1. On November 19, 1999, Pegasus exchanged its 12.5% Series A senior notes due 2007 for Digital Television Services, Inc.'s outstanding 12.5% Series B senior subordinated notes due 2007 of which $155.0 million in principal amount at maturity were outstanding. Pegasus' 12.5% Series A notes due 2007 have substantially the same terms and provisions as Digital Television Services, Inc's 12.5% Series B senior subordinated notes due 2007. These transactions were effected by Pegasus in reliance upon exemptions from registration under the Securities Act of 1933 as provided in Rule 144A and Regulation S.

2. On December 16, 1999, Pegasus issued 7,500 shares of its Class A common stock upon the exercise of a warrant previously issued on August 10, 1998 in connection with an acquisition of DIRECTV rights and related assets from an independent provider of DIRECTV in certain rural portions of Oregon. The exercise price of the warrant was $21.8604, resulting in consideration of $163,953 being received by Pegasus. In issuing these shares, Pegasus relied upon the exemption from registration set forth in Section 4(2) of the Securities Act.

3. On January 4, 2000, in connection with the acquisition by merger of Carr Rural TV, Inc., Pegasus issued 5,707 shares of Series B junior convertible participating preferred stock with a liquidation preference of $1,000 per share convertible, at $61.596873, into approximately 92,651 shares of Class A common stock. These transactions were effected by Pegasus in reliance upon exemptions from registration under the Securities Act as provided in Section 4(2) thereof. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities. None of the transactions involved a public offering.

4. On January 6, 2000, Pegasus issued 5,000 shares of its Class A common stock upon the exercise of a warrant previously issued in May 1998 in connection with an acquisition of DIRECTV rights and related assets from an independent provider of DIRECTV in certain rural portions of Oregon. The exercise price of the warrant was $24.2653, resulting in consideration of $121,326 being received by Pegasus. In issuing these shares, Pegasus relied upon the exemption from registration set forth in Section 4(2) of the Securities Act.

5. On January 13, 2000, in partial consideration for the acquisition of preferred interests of Personalized Media Communications, LLC, Pegasus issued 200,000 shares of Pegasus' Class A common stock and agreed, subject to certain conditions, to issue warrants to purchase 1.0 million shares of Pegasus' Class A common stock at an exercise price of $90.00 per share and with a term of ten years. These transactions were effected by Pegasus in reliance upon exemptions from registration under the Securities Act of 1933 as provided in Section 4(2) thereof. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities. None of the transactions involved a public offering.

6. On January 25, 2000, Pegasus completed a private offering of $300.0 million in liquidation amount of its 61/2% Series C convertible preferred stock. The Series C convertible preferred stock was issued to Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc. and CIBC World Markets Corp., as initial purchasers in a transaction exempt from the registration requirements of the Securities Act pursuant to Regulation D. The initial purchasers then sold the Series C convertible preferred stock to a limited number of institutional investors in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A thereof. Discounts and commissions of approximately 3.0% of the offering were paid to the initial purchasers in connection with the issuance of the Series C convertible preferred stock.

    Each share of Series C convertible preferred stock is convertible at any time into the number of whole shares of our Class A common stock equal to the stated liquidation preference of $100 per share divided by an initial conversion price of $127.50 per share, subject to adjustment if certain events should occur. Pegasus may redeem the Series C convertible preferred stock at any time beginning on February 1, 2003 at redemption prices set forth in the certificate of designation. In addition, from August 1, 2001 to February 1, 2003, Pegasus may redeem the Series C convertible preferred stock at a redemption premium of 105.525% of the stated liquidation preference, plus accumulated and unpaid dividends, if any, if the trading price of Pegasus' Class A common stock equals or exceeds $191.25 for a specified trading period. In the event of a change of control of Pegasus, holders of Series C convertible preferred stock will have a one-time option to convert such holder's shares into Class A common stock at a conversion price equal to the greater of (1) the market price of our Class A common stock at the change of control date or (2) $68.00 per share. In lieu of issuing Class A common stock, we may, at our option, make a cash payment equal to the market value of the shares. Pegasus plans to use the net proceeds of the offering for working capital and general corporate purposes.

         7. On February 1, 2000, in partial consideration for the acquisition of assets of South Coast Satellite Cooperative, Inc., Pegasus issued 22,500 shares of Series D junior convertible participating preferred stock with a liquidation preference of $1,000 per share convertible, at $102.40755, into approximately 219,711 shares of Class A common stock. These transactions were effected by Pegasus in reliance upon exemptions from registration under the Securities Act as provided in Section 4(2) thereof. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities. None of the transactions involved a public offering.

         8. On February 14, 2000, in connection with the acquisition by merger of Unlimited Visions, Inc., trading as Skyquest, Pegasus issued 436,592 shares of Class A common stock. In addition, on February 14, 2000, in partial consideration for the acquisition of assets of Kennebec CATV Company, Pegasus issued warrants to purchase 1,500 shares of Class A common stock at an exercise price of $92.23 per share, expiring on February 15, 2005. These transactions were effected by Pegasus in reliance upon exemptions from registration under the Securities Act as provided in Section 4(2) thereof. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities. None of the transactions involved a public offering.

         9. On February 25, 2000, in partial consideration for the acquisition of assets of Casco Communications Inc., Pegasus issued 10,000 shares of Series E junior convertible participating preferred stock with a liquidation preference of $1,000 per share convertible, at $99.7667, into approximately 100,234 shares of Class A common stock. These transactions were effected by Pegasus in reliance upon exemptions from registration under the Securities Act as provided in Section 4(2) thereof. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities. None of the transactions involved a public offering.

ITEM 6: SELECTED FINANCIAL DATA

         The selected historical consolidated financial data have been derived from Pegasus' audited consolidated financial statements which have been audited by PricewaterhouseCoopers LLP. The information should be read in conjunction with the consolidated financial statements, related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere herein. The statement of operating data reflects net revenues and operating expenses from our continuing operations. The results of operations from the entire cable segment have been classified as discontinued and certain amounts for 1995 through 1998 have been restated. The paragraphs following the table provide an explanation of certain portions of it.

                                                                                              Years Ended December 31,
                                                                                              ------------------------
Statement of Operating Data:                                                                     1995          1996
                                                                                               -------        -------
                                                                                               (Dollars in thousands,
                                                                                               except per share data)
Net revenues:
  DBS......................................................................................    $ 1,469        $ 5,829
  Broadcast................................................................................     20,073         28,604
                                                                                               -------        -------

   Total net revenues......................................................................     21,542         34,433
Operating expenses:
  DBS
   Programming, technical and general and administrative...................................      1,379          4,312
   Marketing and selling...................................................................         --            646
   Incentive compensation..................................................................          9            146
   Depreciation and amortization...........................................................        640          1,786
  Broadcast
   Programming, technical and general and administrative...................................     10,181         13,903
   Marketing and selling...................................................................      3,789          4,851
   Incentive compensation..................................................................        415            691
   Depreciation and amortization...........................................................      2,934          4,041
  Corporate expenses.......................................................................      1,364          1,429
  Corporate depreciation and amortization..................................................        492            988
  Other expense, net.......................................................................         15            139
                                                                                               -------        -------
   Income (loss) from operations...........................................................        324          1,501
Interest expense...........................................................................     (4,135)        (8,885)
Interest income............................................................................        362            218
                                                                                               -------        -------
  Loss from continiuing operations before income taxes, equity loss and
   extraordinary items.....................................................................     (3,449)        (7,166)
Provision (benefit) for income taxes.......................................................         10           (145)
Equity in net loss of unconsolidated affiliate.............................................         --             --
                                                                                               -------        -------
  Loss from continuing operations before extraordinary items...............................     (3,459)        (7,021)
Discontinued operations:
  Income (loss) from discontinued operations of cable
   segment, net of income taxes............................................................     (4,698)        (2,703)
  Gain on sale of discontinued operations, net of income taxes.............................         --             --

  Loss before extraordinary items..........................................................     (8,157)        (9,724)
Extraordinary gain (loss) from extinguishment of debt, net.................................     10,211           (250)
                                                                                               -------        -------
  Net income (loss)........................................................................      2,054         (9,974)
  Preferred stock dividends................................................................         --             --
                                                                                               -------        -------
  Net income (loss) applicable to common shares............................................     $2,054        ($9,974)
                                                                                               =======        =======
Loss per common share:
   Loss from continuing operations.........................................................                     $1.13)
   Income (loss) from discontinued operations..............................................                     (0.43)
   Gain on sale of discontinued operations.................................................                        --
                                                                                                              -------
   Loss before extraordinary items.........................................................                     (1.56)
   Extraordinary item......................................................................                     (0.04)
                                                                                                              -------
   Loss per common share...................................................................                     $1.60)
                                                                                                              =======
   Weighted average shares outstanding (000's)............................................                      6,240
                                                                                                              =======
Other Data:
Pre-marketing cash flow from continuing operations:
  DBS......................................................................................        $90         $1,517
  Broadcast................................................................................      6,103          9,850
                                                                                               -------        -------
  Total pre-marketing cash flow from continuing operations.................................    $ 6,193        $11,367
                                                                                               =======        =======

Location cash flow from continuing operations..............................................    $ 6,193        $10,721
Operating cash flow from continuing operations.............................................      4,829          9,292
Capital expenditures.......................................................................      2,640          6,294
Net cash provided by (used for):
  Operating activities.....................................................................      5,783          3,059
  Investing activities.....................................................................     (6,047)       (81,179)
  Financing activities.....................................................................     10,859         74,727

                                                                                          Years Ended December 31,
Statement of Operating Data:                                                          1997           1998          1999
                                                                                     -------       --------      --------
                                                                                (Dollars in thousands, except per share data)
Net revenues:
  DBS.........................................................................       $38,254       $147,142      $286,353
  Broadcast...................................................................        31,876         34,311        36,415
                                                                                     -------       --------      --------
   Total net revenues.........................................................        70,130        181,453       322,768
Operating expenses:
  DBS
   Programming, technical and general and administrative......................        26,042        102,419       201,158
   Marketing and selling......................................................         5,973         45,706       117,774
   Incentive compensation.....................................................           795          1,159         1,592
   Depreciation and amortization..............................................        17,042         59,077        82,744
  Broadcast
   Programming, technical and general and administrative......................        15,672         18,056        22,812
   Marketing and selling......................................................         5,704          5,993         6,304
   Incentive compensation.....................................................           298            177            57
   Depreciation and amortization..............................................         3,754          4,557         5,144
  Corporate expenses..........................................................         2,256          3,614         5,975
  Corporate depreciation and amortization.....................................         1,353          2,105         3,119
  Other expense, net..........................................................           630          1,409         1,995
                                                                                     -------       --------      --------
   Income (loss) from operations..............................................        (9,389)       (62,819)     (125,906)
Interest expense..............................................................       (14,275)       (44,559)      (64,904)
Interest income...............................................................         1,508          1,586         1,356
                                                                                     -------       --------      --------
  Loss from continiuing operations before income taxes, equity loss and
   extraordinary items........................................................       (22,156)      (105,792)     (189,454)
Provision (benefit) for income taxes..........................................           168           (901)       (8,892)
Equity in net loss of unconsolidated affiliate................................            --             --          (201)
                                                                                     -------       --------      --------
  Loss from continuing operations before extraordinary items..................       (22,324)      (104,891)     (180,763)
Discontinued operations:
  Income (loss) from discontinued operations of cable
   segment, net of income taxes...............................................           257          1,047         2,128
  Gain on sale of discontinued operations, net of income taxes................         4,451         24,727            --
                                                                                     -------       --------      --------
  Loss before extraordinary items.............................................       (17,616)       (79,117)     (178,635)
Extraordinary gain (loss) from extinguishment of debt, net....................       (1,656)             --        (6,178)
                                                                                     -------       --------      --------
  Net income (loss)...........................................................       (19,272)       (79,117)     (184,813)
  Preferred stock dividends...................................................        12,215         14,764        16,706
                                                                                     -------       --------      --------
  Net income (loss) applicable to common shares...............................      ($31,487)      ($93,881)    ($201,519)
                                                                                     =======       ========      ========
Loss per common share:
   Loss from continuing operations............................................         $3.50)         $8.46)       $10.46)
   Income (loss) from discontinued operations.................................          0.03           0.07          0.11
   Gain on sale of discontinued operations....................................          0.45           1.75            --
                                                                                     -------       --------      --------
   Loss before extraordinary items............................................         (3.02)         (6.64)       (10.35)
   Extraordinary item.........................................................         (0.17)            --         (0.33)
                                                                                     -------       --------      --------
   Loss per common share......................................................         $3.19)         $6.64)       $10.68)
                                                                                     =======       ========      ========

   Weighted average shares outstanding (000's)................................         9,858         14,130        18,875
                                                                                     =======       ========      ========

Other Data:
Pre-marketing cash flow from continuing operations:
  DBS.........................................................................       $12,212        $44,723       $85,195
  Broadcast...................................................................        10,500         10,262         7,299
                                                                                     -------       --------      --------
  Total pre-marketing cash flow from continuing operations....................       $22,712        $54,985       $92,494
                                                                                     =======       ========      ========

Location cash flow from continuing operations.................................       $16,739         $9,279      ($25,280)
Operating cash flow from continuing operations................................        14,483          5,665       (31,255)
Capital expenditures..........................................................         9,929         12,400        14,784
Net cash provided by (used for):
  Operating activities........................................................         8,478        (21,962)      (88,879)
  Investing activities........................................................      (142,109)      (101,373)     (133,981)
  Financing activities........................................................       169,098         133,791      208,808


                                                                                  As of December 31,
                                                             1995         1996          1997          1998        1999
                                                            -------      --------     --------      --------     -------
                                                                                (Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents..............................     $21,856      $  8,582     $ 45,269      $ 75,985    $ 42,832
Working capital (deficiency)...........................      17,566         6,430       32,347        37,889      (4,936)
Total assets...........................................      95,770       173,680      380,862       886,310     945,332
Total debt (including current).........................      82,896       115,575      208,355       559,029     684,414
Total liabilities......................................      95,521       133,354      239,234       699,144     862,725
Redeemable preferred stock.............................          --            --      111,264       126,028     142,734
Minority interest......................................          --            --        3,000         3,000       3,000
Total common stockholders' equity (deficit)............         249        40,326       27,364        58,138     (63,127)

         In this section we use the terms pre-marketing cash flow from continuing operations and location cash flow from continuing operations. Pre-marketing cash flow from continuing operations is calculated by taking our earnings and adding back the following expenses:

         o   interest and income taxes;

         o   depreciation and amortization and corporate overhead;

         o   extraordinary and non-recurring items;

         o non-cash charges, such as incentive compensation under our restricted stock plan and 401(k) plans;

         o   results of discontinued operations; and

         o DBS subscriber acquisition costs, which are sales and marketing expenses incurred to acquire new DBS subscribers.

         Location cash flow from continuing operations is pre-marketing cash flow from continuing operations less DBS subscriber acquisition costs.

         Pre-marketing cash flow from continuing operations and location cash flow from continuing operations are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under U.S. generally accepted accounting principles. Pre-marketing cash flow from continuing operations and location cash flow from continuing operations also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures, or to react to changes in Pegasus' industry or the economy generally. We believe that pre-marketing cash flow from continuing operations and location cash flow from continuing operations are important, however, for the following reasons:

         o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

         o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the financial condition and results of operations of Pegasus should be read in conjunction with the consolidated financial statements and related notes which are included elsewhere herein. This Report contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein.

GENERAL

         Pegasus Communications Corporation is:

         o The largest independent provider of DIRECTV with 771,000 subscribers at February 29, 2000, on an actual basis, without giving effect to the Golden Sky acquisition. We have the exclusive right to distribute DIRECTV digital broadcast satellite services to 5.2 million rural households in 36 states. We distribute DIRECTV through the Pegasus retail network, a network in excess of 2,500 independent retailers.

         o The owner or programmer of ten TV stations affiliated with either Fox, UPN or the WB and the owner of a large cable system in Puerto Rico serving approximately 55,000 subscribers.

         o We have increased our revenues at a compound growth rate of 89% per annum since our inception in 1991.

         DBS revenues are principally derived from monthly customer subscriptions and pay-per-view services. Broadcast revenues are derived from the sale of broadcast airtime to local and national advertisers.

         In January 2000, we entered into a letter of intent to sell the assets of our entire cable system business in Puerto Rico to a subsidiary of Centennial Cellular Corporation for $170.0 million in cash, subject to certain adjustments. The closing of this sale is anticipated to occur during the third quarter of 2000 and is subject to the negotiation of a definitive agreement, third-party approvals, including regulatory approvals, and other customary conditions. The sale is also subject to approval by Pegasus' board of directors. Accordingly, the results of our cable segment have been presented as discontinued operations in our consolidated statements of operations.

         In this section we use the terms pre-marketing cash flow from continuing operations and location cash flow from continuing operations. Pre-marketing cash flow from continuing operations is calculated by taking our earnings and adding back the following expenses:

         o   interest;

         o   income taxes;

         o   depreciation and amortization;

         o   non-cash charges;

         o   corporate overhead;

         o   extraordinary and non-recurring items;

         o   results of discontinued operations; and

         o DBS subscriber acquisition costs, which are sales and marketing expenses incurred to acquire new DBS subscribers.

         Location cash flow from continuing operations is pre-marketing cash flow from continuing operations less DBS subscriber acquisition costs.

         Pre-marketing cash flow from continuing operations and location cash flow from continuing operations are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing cash flow from continuing operations and location cash flow from continuing operations also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures, or to react to changes in Pegasus' industry or the economy generally. We believe that pre-marketing cash flow from continuing operations and location cash flow from continuing operations are important, however, for the following reasons:

         o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

         o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

         Pegasus generally does not require new DBS customers to sign programming contracts and, as a result, subscriber acquisition costs are currently being charged to operations in the period incurred.

Results of Operations

Year ended December 31, 1999 compared to the year ended December 31, 1998

         Total net revenues from continuing operations in 1999 were $322.8 million, an increase of $141.3 million, or 78%, compared to total net revenues of $181.5 million in 1998. The increase in total net revenues in 1999 was primarily due to an increase in DBS revenues of $139.2 million attributable to acquisitions and to internal growth in Pegasus' DBS subscriber base. Total operating expenses from continuing operations in 1999 were $448.7 million, an increase of $204.4 million, or 84%, compared to total operating expenses of $244.3 million in 1998. The increase was primarily due to an increase of $194.9 million in operating expenses attributable to the growth in Pegasus' DBS business.

         Total corporate expenses from continuing operations, including corporate depreciation and amortization, were $9.1 million in 1999, an increase of $3.4 million, or 59%, compared to $5.7 million in 1998. The increase in corporate expenses is primarily attributable to the growth in Pegasus' business. The increase in corporate depreciation and amortization is primarily due to amortization of deferred financing costs associated with the issuance of $100.0 million of senior notes in November 1998.

         Other expenses from continuing operations were $2.0 million in 1999, an increase of $586,000, or 42%, compared to other expenses of $1.4 million in 1998. The increase is primarily due to increased investor relations activities, board related costs and development costs.

         Interest expense from continuing operations was $64.9 million in 1999, an increase of $20.3 million, or 46%, compared to interest expense of $44.6 million in 1998. The increase in interest expense is primarily due to interest on Pegasus' $100.0 million senior notes issued in November 1998 and an increase in bank borrowings and seller notes associated with Pegasus' DBS acquisitions. Interest income from continuing operations was $1.4 million in 1999, a decrease of $229,000, or 14%, compared to interest income of $1.6 million in 1998. The decrease in interest income is due to lower average cash balances in 1999 compared to 1998.

         The benefit for income taxes from continuing operations amounted to $8.9 million in 1999, an increase of $8.0 million, compared to a benefit of $901,000 in 1998. The increase is primarily attributable to the amortization of the deferred tax liability that originated from the acquisition of Digital Television Services, Inc. in April 1998.

         Equity in the net loss of an unconsolidated affiliate, resulting from an investment in Pegasus PCS Partners, LP in August 1999, amounted to $201,000 for the year ended December 31, 1999.

         Income from discontinued operations of the cable segment, net of income taxes, was $2.1 million in 1999, an increase of $1.1 million, or 103%, compared to $1.0 million in 1998. The increase is primarily attributable to the acquisition of the Aguadilla, Puerto Rico cable system effective March 31, 1999. Pegasus had approximately 55,000 cable subscribers at December 31, 1999 compared to 28,800 at December 31, 1998.

         Pegasus sold its remaining New England cable systems in 1998 for $30.1 million resulting in a gain on the sale of discontinued operations, net of income taxes, of $24.7 million.

         Extraordinary loss from the extinguishment of debt was $6.2 million in 1999. In November 1999, Pegasus exchanged $155.0 million in principal amount of its' senior notes due 2007 for $155.0 million in principal amount of outstanding senior subordinated notes due 2007 of its subsidiaries, Digital Television Services, Inc. and DTS Capital, Inc. Accordingly, the deferred financing costs related to the senior subordinated notes due 2007 of its subsidiaries were written off. No such refinancings occurred in 1998.

         Preferred stock dividends were $16.7 million in 1999, an increase of $1.9 million, or 13%, compared to $14.8 million in preferred stock dividends in 1998. The increase is attributable to a greater number of shares of Pegasus' preferred stock outstanding in 1999 compared to 1998 as the result of payment of dividends in kind.

DBS

         During 1999, Pegasus acquired, through acquisitions, approximately 39,000 subscribers and the exclusive DIRECTV distribution rights to approximately 336,000 households in rural areas of the United States. At December 31, 1999, Pegasus had exclusive DIRECTV distribution rights to 4.9 million households and 702,000 subscribers as compared to 4.6 million households and 435,000 subscribers at December 31, 1998. Pegasus had 7.2 million households and 1.1 million subscribers at December 31, 1999, including pending acquisitions (which include the acquisition of Golden Sky). At December 31, 1998, subscribers would have been 733,000, including pending and completed acquisitions. Subscriber penetration increased from 10.3% at December 31, 1998 to 15.3% at December 31, 1999, including pending and completed acquisitions.

         Total DBS net revenues were $286.4 million in 1999, an increase of $139.2 million, or 95%, compared to DBS net revenues of $147.1 million in 1998. The increase is primarily due to an increase in the average number of subscribers in 1999 compared to 1998. The average monthly revenue per subscriber was $43.94 in 1999 compared to $41.63 in 1998. Pro forma DBS net revenues, including pending acquisitions at December 31, 1999 (which include the acquisition of Golden Sky), were $434.8 million, an increase of $134.3 million, or 45%, compared to pro forma DBS net revenues of $300.5 million in 1998.

         Programming, technical, and general and administrative expenses were $201.2 million in 1999, an increase of $98.7 million, or 96%, compared to $102.4 million in 1998. The increase is attributable to significant growth in subscribers and territory in 1999. As a percentage of revenue, programming, technical, and general and administrative expenses were 70.2% in 1999 compared to 69.6% in

1998.

         Subscriber acquisition costs were $117.8 million, an increase of $72.1 million compared to $45.7 million in 1998. Gross subscriber additions were 337,300 in 1999 compared to 132,700 in 1998. The total subscriber acquisition costs per gross subscriber addition were $349 in 1999 compared to $344 in 1998.

         Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $1.6 million in 1999, an increase of $433,000, or 37%, compared to $1.2 million in 1998. The increase resulted from a larger gain in pro forma location cash flow during 1999 as compared to 1998.

         Depreciation and amortization was $82.7 million in 1999, an increase of $23.7 million, or 40%, compared to $59.1 million in 1998. The increase in depreciation and amortization is primarily due to an increase in the fixed and intangible asset base as the result of DBS acquisitions that occurred in 1998 and 1999.

Broadcast

         In 1999, Pegasus owned or programmed ten broadcast television stations in six markets. Two new stations were launched during the second half of 1998 and one new station was launched in December 1999. Total net broadcast revenues in 1999 were $36.4 million, an increase of $2.1 million, or 6%, compared to net broadcast revenues of $34.3 million in 1998. The increase was primarily attributable to an increase of $1.6 million in net broadcast revenues from the four stations that began operations in 1997 and 1998.

         Programming, technical, and general and administrative expenses were $22.8 million in 1999, an increase of $4.8 million, or 26%, compared to $18.1 million in 1998. The increase is primarily due to higher programming costs in 1999 and an increase in news related expenses associated with the launch of self-produced news in our Portland, Maine and Chattanooga, Tennessee markets.

         Marketing and selling expenses were $6.3 million in 1999, an increase of $311,000, or 5%, compared to $6.0 million in 1998. The increase in marketing and selling expenses was due to an increase in promotional costs associated with the launch of the new stations and news programs.

         Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $57,000 in 1999, a decrease of $120,000, or 68%, compared to $177,000 in 1998. The decrease resulted from a lower gain in pro forma location cash flow during 1999 as compared to 1998.

         Depreciation and amortization was $5.1 million in 1999, an increase of $587,000, or 13%, compared to $4.6 million in 1998. The increase is due to capital expenditures associated with the launch of the new stations and our news initiative.

Year ended December 31, 1998 compared to the year ended December 31, 1997

         Total net revenues from continuing operations in 1998 were $181.5 million, an increase of $111.3 million, or 159%, compared to total net revenues of $70.1 million in 1997. The increase in total net revenues in 1998 was primarily due to an increase in DBS revenues of $108.9 million attributable to acquisitions and to internal growth in Pegasus' DBS subscriber base. Total operating expenses from continuing operations in 1998 were $244.3 million, an increase of $164.8 million, or 207%, compared to total operating expenses of $79.5 million in 1997. The increase was primarily due to an increase of $158.5 million in operating expenses attributable to the growth in Pegasus' DBS business.

         Total corporate expenses from continuing operations, including corporate depreciation and amortization, were $5.7 million in 1998, an increase of $2.1 million, or 58%, compared to $3.6 million in 1997. The increase in corporate expenses is primarily attributable to the growth in Pegasus' business. The increase in corporate depreciation and amortization is due to amortization of deferred financing costs associated with the issuance of $100.0 million of preferred stock in January 1997, $115.0 million of senior notes in October 1997 and $100.0 million of senior notes in November 1998.

         Other expenses from continuing operations were $1.4 million in 1998, an increase of $779,000, or 124%, compared to other expenses of $630,000 in 1997. The increase is primarily due to increased investor relations activities and other board related costs.

         Interest expense from continuing operations was $44.6 million in 1998, an increase of $30.3 million, or 212%, compared to interest expense of $14.3 million in 1997. The increase in interest expense is primarily due to a full year's interest on Pegasus' $115.0 million senior notes and an increase in bank borrowings and seller notes associated with Pegasus' DBS acquisitions. Interest income from continuing operations was $1.6 million in 1998, an increase of $77,000, or 5%, compared to interest income of $1.5 million in 1997. The increase in interest income is due to greater average cash balances in 1998 compared to 1997.

         The provision for income taxes from continuing operations declined by approximately $1.1 million primarily as a result of the amortization of the deferred tax liability that originated from the acquisition of Digital Television Services, Inc.

         Income from discontinued operations of the cable segment, net of income taxes, was $1.0 million in 1998, an increase of $791,000, or 308%, compared to $257,000 in 1997. The increase is primarily attributable to a decrease in interest expense in 1998 compared to 1997 as a result of the sale of Pegasus' existing New England cable systems effective July 1, 1998. In September 1998, Hurricane Georges swept through Puerto Rico damaging Pegasus' cable system. Prior to the hurricane, Pegasus had approximately 29,000 subscribers. At December 31, 1998, Pegasus had approximately 28,800 subscribers compared to 27,300 subscribers in 1997.

         The gain on sale of discontinued operations, net of income taxes, was $24.7 million in 1998 compared to $4.5 million in 1997. In 1997, Pegasus sold its New Hampshire cable system for $6.9 million resulting in a gain of $4.5 million. In 1998, Pegasus sold its remaining New England cable systems for $30.1 million resulting in a gain of $24.7 million.

         Extraordinary loss from the extinguishment of debt decreased $1.7 million in 1998. In 1997, Pegasus refinanced its existing $130.0 million credit facility with a new $180.0 million credit facility and accordingly, the deferred financing costs associated with the $130.0 million credit facility were written off. No such refinancings occurred in 1998.

         Preferred stock dividends were $14.8 million in 1998, an increase of $2.6 million, or 21%, compared to $12.2 million in preferred stock dividends in 1997. The increase is attributable to a greater number of shares of Pegasus' preferred stock outstanding in 1998 compared to 1997 as the result of payment of dividends in preferred stock and to the preferred stock being outstanding for a full year.

DBS

         Pegasus' DBS business experienced significant growth in 1998. During 1998, Pegasus acquired approximately 217,000 subscribers and the exclusive DIRECTV distribution rights to approximately 2.4 million households in rural areas of the United States. At December 31, 1998, Pegasus had exclusive DIRECTV distribution rights to 4.6 million households and 435,000 subscribers as compared to 2.2 million households and 132,000 subscribers at December 31, 1997. Subscriber penetration increased from 6.7% at December 31, 1997 to 10.3% at December 31, 1998, including pending and completed acquisitions.

         Total DBS net revenues were $147.1 million in 1998, an increase of $109.0 million, or 285%, compared to DBS net revenues of $38.3 million in 1997. The increase is primarily due to an increase in the average number of subscribers in 1998 compared to 1997. Pegasus' 1998 DBS acquisitions represented $70.4 million, or 65%, of the $109.0 million increase in DBS net revenues. The average monthly revenue per subscriber was $41.63 in 1998 compared to $40.72 in 1997.

         Programming, technical, and general and administrative expenses were $102.4 million in 1998, an increase of $76.4 million, or 293%, compared to $26.0 million in 1997. The increase is attributable to significant growth in subscribers and territory in 1998. Pegasus' 1998 DBS acquisitions represented $45.7 million, or 60%, of the $76.4 million increase in programming, technical, and general and administrative expenses. As a percentage of revenue, programming, technical, and general and administrative expenses were 69.6% in 1998 compared to 68.1% in 1997.

         Subscriber acquisition costs were $45.7 million, an increase of $35.2 million compared to $10.5 million in 1997. In 1997, $4.5 million in subscriber acquisition costs were capitalized as a significant number of subscribers entered into extended programming contracts. Pegasus generally did not require new subscribers to sign programming contracts in 1998. The total subscriber acquisition costs per gross subscriber addition were $344 in 1998 compared to $281 in 1997. The increase is attributable to increases in sales commissions paid to Pegasus' dealers, promotional programming and advertising.

         Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $1.2 million in 1998, an increase of $364,000, or 46%, compared to $795,000 in 1997. The increase resulted from a larger gain in pro forma location cash flow during 1998 as compared to 1997.

         Depreciation and amortization was $59.1 million in 1998, an increase of $42.0 million, or 247%, compared to $17.0 million in 1997. The increase in depreciation and amortization is primarily due to an increase in the fixed and intangible asset base as the result of DBS acquisitions that occurred in 1997 and 1998.

Broadcast

         In 1998, Pegasus owned or programmed nine broadcast television stations in six markets. Two new stations were launched during the second half of 1998. Total net broadcast revenues in 1998 were $34.3 million, an increase of $2.4 million, or 8%, compared to net broadcast revenues of $31.9 million in 1997. The increase was primarily attributable to an increase of $1.3 million in net broadcast revenues from stations that began operations in 1997 and a $558,000 increase in barter revenue. Net broadcast revenues from the two stations launched in 1998 were minimal.

         Programming, technical, and general and administrative expenses were $18.1 million in 1998, an increase of $2.4 million, or 15%, compared to $15.7 million in 1997. The increase is primarily due to a full year's expenses from the two stations launched in 1997 and higher programming costs in 1998.

         Marketing and selling expenses were $6.0 million in 1998, an increase of $289,000, or 5%, compared to $5.7 million in 1997. The increase in marketing and selling expenses was due to an increase in promotional costs associated with the launch of the new stations and news programs.

         Incentive compensation, which is calculated based on increases in pro forma location cash flow, was $177,000 in 1998, a decrease of $120,000, or 40%, compared to $298,000 in 1997. The decrease resulted from a lower gain in pro forma location cash flow during 1998 as compared to 1997.

         Depreciation and amortization was $4.6 million in 1998, an increase of $802,000, or 21%, compared to $3.8 million in 1997. The increase in depreciation and amortization is due to an increase in fixed assets associated with the construction of the new stations in 1997 and 1998.

Liquidity and Capital Resources

         Pegasus' primary sources of liquidity have been the net cash provided by its DBS, broadcast and cable operations, credit available under its credit facilities and proceeds from public and private offerings. Pegasus' principal uses of its cash has been to fund acquisitions, to meet debt service obligations, to fund DBS subscriber acquisition costs, to fund DBS programming costs and dealer commissions and to fund investments in its broadcast and cable technical facilities.

         Pre-marketing cash flow from continuing operations increased by approximately $37.5 million, or 68%, for the year ended December 31, 1999 as compared to the same period in 1998. Pre-marketing cash flow from continuing operations increased as a result of:

         o a $40.5 million, or 90%, increase in DBS pre-marketing cash flow of which $13.3 million, or 33%, was due to an increase in same territory pre-marketing cash flow and $27.2 million or 67% was attributable to territories acquired in 1998 and 1999; and

         o a $3.0 million, or 29%, decrease in broadcast location cash flow as the result of a $2.6 million, or 25%, decrease in same station location cash flow and a $406,000 decrease attributable to the three new stations launched in July 1998, November 1998 and December 1999.

         During the year ended December 31, 1999, $54.5 million of cash on hand at the beginning of the year, together with $208.8 million of net cash provided by Pegasus' financing activities, was used to fund operating activities of approximately $88.9 million and other investing activities of $134.0 million. Investing activities consisted of:

         o the purchase of a cable system serving Aguadilla, Puerto Rico and neighboring communities for approximately $42.1 million;

         o the acquisition of DBS assets from fifteen independent DIRECTV providers during 1999 for approximately $64.6 million;

         o the purchase of a building for broadcast operations in our Northeastern Pennsylvania market for approximately $1.8 million;

         o broadcast expenditures associated with the launch of self-produced news in our Portland, Maine and Chattanooga, Tennessee markets totaling approximately $1.0 million;

         o broadcast expenditures in connection with our new station in Jackson, Mississippi and other construction costs for $708,000;

         o   DBS facility upgrades of approximately $4.5 million;

         o the expansion, enhancements and capitalized costs of the Puerto Rico cable system amounting to approximately $6.1 million, including $213,000 related to hurricane damage;

         o   payments of programming rights amounting to $3.5 million;

         o proceeds from the sale of DBS assets to an independent DIRECTV provider of $509,000;

         o   new business development costs of $373,000;

         o   investment in affiliate of $4.8 million; and

         o   other capital expenditures and intangibles totaling $5.0 million.

         Financing activities consisted of:

         o the issuance of approximately 3.8 million shares of Class A common stock resulting in net proceeds to Pegasus of approximately $77.7 million;

         o   net borrowings on bank credit facilities totaling $130.3 million;

         o the repayment of approximately $14.5 million of long-term debt, primarily sellers' notes and capital leases;

         o net restricted cash draws of approximately $18.1 million for interest payments and $1.0 million in connection with the acquisition of the Aguadilla, Puerto Rico cable system;

         o capitalized costs relating to Pegasus' financings of approximately $3.6 million; and

         o   the repurchase of Class A common stock in treasury of $187,000.

         As of December 31, 1999, cash on hand amounted to $40.5 million plus restricted cash of $2.4 million.

         Pre-marketing cash flow from continuing operations increased by approximately $32.3 million, or 142%, for the year ended December 31, 1998 as compared to the same period in 1997. Pre-marketing cash flow from continuing operations increased as a result of:

         o a $32.5 million, or 266%, increase in DBS pre-marketing cash flow of which $3.8 million, or 12%, was due to an increase in same territory pre-marketing cash flow and $28.7 million or 88% was attributable to territories acquired in 1997 and 1998; and

         o a $238,000, or 2%, decrease in broadcast location cash flow as the result of a $110,000, or 1%, decrease in same station location cash flow and a $128,000 decrease attributable to the four new stations launched in August 1997, October 1997, July 1998 and November 1998.

         During the year ended December 31, 1998, proceeds from the sale of Pegasus' remaining New England cable systems amounted to $30.1 million, which together with $44.0 million of cash on hand at the beginning of the year, $3.3 million of cash acquired from acquisitions and $133.8 million of net cash provided by Pegasus' financing activities, was used to fund operating activities of approximately $22.0 million and other investing activities of $134.8 million. Investing activities, net of cash acquired from acquisitions and proceeds from the sale of the New England cable systems, consisted of:

         o the acquisition of DBS assets, excluding Digital Television Services, Inc., from twenty-six independent DIRECTV providers during 1998 for approximately $109.3 million;

         o approximately $6.8 million of broadcast expenditures for broadcast television transmitter, tower and facility constructions and upgrades. Pegasus commenced the programming of four new broadcast stations over the last two years, WPME in August 1997, WGFL in October 1997, WFXU in July 1998 and WSWB in November 1998;

         o   DBS facility upgrades of approximately $1.2 million;

         o the expansion and enhancements of the Puerto Rico cable system amounting to approximately $2.0 million;

         o   payments of programming rights amounting to $2.6 million;

         o capitalized costs relating to Pegasus' financing of approximately $4.4 million;

         o capitalized costs relating to the acquisition of Digital Television Services, Inc. of approximately $4.3 million; and

         o maintenance and other capital expenditures and intangibles totaling approximately $4.2 million.

         Financing activities consisted of:

         o the $100.0 million 93/4% senior notes offering resulting in proceeds to Pegasus of approximately $96.8 million;

         o   net borrowings on bank credit facilities totaling $44.4 million;

         o the repayment of approximately $15.0 million of long-term debt, primarily sellers' notes and capital leases; and

         o net restricted cash draws of approximately $7.5 million for interest payments.

         As of December 31, 1998, cash on hand amounted to $54.5 million plus restricted cash of $21.5 million. Pegasus had $27.5 million drawn and standby letters of credit amounting to $49.6 million under the $180.0 million Pegasus Media & Communications credit facility. Additionally, there was $46.4 million drawn and standby letters of credit of $18.5 million outstanding under the $90.0 million Digital Television Services credit facility.

         During the year ended December 31, 1997, net cash provided by operating activities was approximately $8.5 million. This amount, together with $8.6 million of cash on hand, $6.9 million of net proceeds from the sale of the New Hampshire cable system and $169.1 million of net cash provided by Pegasus' financing activities was used to fund other investing activities totaling $149.1 million. Financing activities consisted of:

         o raising $95.8 million in net proceeds from Pegasus' preferred stock offering in January 1997 and $111.0 million in net proceeds from Pegasus' offering of senior notes in October 1997;

         o   borrowing $94.2 million under a former bank credit facility;

         o repayment of all $94.2 million of that indebtedness and $29.6 million of indebtedness under a still earlier credit facility;

         o   net repayment of approximately $657,000 of other long-term debt;

         o designating $1.2 million as restricted cash to collateralize a letter of credit; and

         o the incurrence of approximately $6.2 million in debt issuance costs associated with various credit facilities.

         Investing activities, net of the proceeds from the sale of the New Hampshire cable system, consisted of:

         o the acquisition of DBS assets from twenty-five independent DIRECTV providers during 1997, for approximately $133.9 million;

         o broadcast television transmitter, tower and facility constructions and upgrades totaling approximately $5.8 million;

         o the interconnection and expansion of the Puerto Rico cable systems amounting to approximately $1.8 million;

         o   payments of programming rights amounting to $2.6 million; and

         o maintenance and other capital expenditures and intangibles totaling approximately $5.4 million.

         As defined in the certificate of designation governing Pegasus' Series A preferred stock and the indentures governing Pegasus' senior notes, Pegasus is required to provide adjusted operating cash flow data for Pegasus and its restricted subsidiaries on a consolidated basis where adjusted operating cash flow is defined as "for the four most recent fiscal quarters for which internal financial statements are available, operating cash flow of such person and its restricted subsidiaries less DBS cash flow for the most recent four-quarter period plus DBS cash flow for the most recent quarterly period, multiplied by four." Operating cash flow is income from operations before income taxes, depreciation and amortization, interest expense, extraordinary items and non-cash charges. Although adjusted operating cash flow is not a measure of performance under generally accepted accounting principles, we believe that location cash flow, operating cash flow and adjusted operating cash flow are accepted within our business segments as generally recognized measures of performance and are used by analysts who report publicly on the performance of companies operating in such segments. Restricted subsidiaries carries the same meaning as in the certificate of designation. Digital Television Services, Inc., among certain other of Pegasus' subsidiaries, are not included in the definition of restricted subsidiaries and, accordingly, their operating results are not included in the adjusted operating cash flow data provided below. Pro forma for the acquisition of the Aguadilla, Puerto Rico cable system, the three completed DBS acquisitions occurring in the fourth quarter of 1999 and the sale of our New England cable systems, as if such acquisitions/disposition occurred on January 1, 1999, adjusted operating cash flow would have been approximately $75.1 million as follows:

                                                                                     Four Quarters Ended
                                                                                      December 31, 1999
                                                                                     --------------------
                                          (in thousands)
Revenues..............................................................................     $244,645
Direct operating expenses, excluding depreciation, amortization and
  other non-cash charges..............................................................      164,997

Income from operations before incentive compensation, corporate expenses,
  depreciation and amortization and other non-cash charges............................       79,628
Corporate expenses....................................................................        4,569
                                                                                            -------
Adjusted operating cash flow..........................................................      $75,059
                                                                                            =======

Financings

         In 1999, Pegasus Media & Communications maintained a $180.0 million senior, reducing revolving credit facility. Borrowings under the credit facility were available for acquisitions, subject to the approval of the lenders in certain circumstances, working capital, capital expenditures and for general corporate purposes. As of December 31, 1999, $142.5 million was outstanding under its $180.0 million credit facility. The credit facility was amended and restated in January 2000.

         In 1999, Digital Television Services maintained a $70.0 million senior, reducing revolving credit facility and a $20.0 million senior term credit facility. Borrowings under the credit facilities were available to refinance certain indebtedness and for acquisitions, subject to the approval of the lenders in certain circumstances, working capital, capital expenditures and for general corporate purposes. As of December 31, 1999, $61.7 million was outstanding and standby letters of credit amounting to $10.4 million were issued under its $90.0 million credit facilities, including $2.6 million collateralizing certain outstanding sellers' notes. The credit facilities were refinanced in January 2000 with the first amended and restated Pegasus Media & Communications credit facility.

         In March 1999, Pegasus completed its secondary public offering in which it sold approximately 3.6 million shares of its Class A common stock to the public at a price of $22.00 per share, resulting in net proceeds to Pegasus of approximately $74.9 million. Pegasus applied $49.9 million of the net proceeds to pay down indebtedness under the Pegasus Media & Communications credit facility and $25.0 million towards the acquisition of the cable system serving Aguadilla, Puerto Rico and neighboring communities.

         In December 1999, Pegasus entered into a $35.5 million interim letter of credit facility. As of December 31, 1999, $35.5 million of standby letters of credit were issued under the credit facility, including $19.5 million collateralizing certain outstanding sellers' notes.

         In January 2000, Pegasus Media & Communications entered into a first amended and restated credit facility, which consists of a $225.0 million senior revolving credit facility which expires in 2004 and a $275.0 million senior term credit facility which expires in 2005. This new credit facility amends Pegasus Media & Communications' existing $180.0 million senior, reducing revolving credit facility. The new credit facility is collateralized by substantially all of the assets of Pegasus Media & Communications and its subsidiaries and is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. Borrowings under the new Pegasus Media & Communications credit facility can be used for acquisitions and general corporate purposes.

         Commensurate with the closing of the new Pegasus Media & Communications credit facility, Pegasus borrowed $275.0 million under the term loan, outstanding balances under Pegasus Media & Communications' existing $180.0 million senior, reducing revolving credit facility, Digital Television Services' existing $90.0 million credit facilities and Pegasus' existing $35.5 million interim letter of credit facility were repaid and commitments under Digital Television Services' existing $90.0 million credit facilities and Pegasus' existing $35.5 million interim letter of credit facility were terminated. Additionally, in connection with the closing of the new Pegasus Media & Communications credit facility, Digital Television Services was merged with and into a subsidiary of Pegasus

Media & Communications.

         In January 2000, Pegasus completed an offering of 3,000,000 shares of its 6.5% Series C convertible preferred stock, with a liquidation preference of $100 per share plus any accrued but unpaid dividends. Each share of 6.5% Series C convertible preferred stock will initially be convertible at the option of the holder into 0.7843 shares of Pegasus' Class A common stock. Pegasus may redeem the 6.5% Series C convertible preferred stock on or after August 1, 2001, subject to certain conditions, at redemption prices set forth in the certificate of designation, plus accumulated and unpaid dividends, if any.

         Pegasus believes that it has adequate resources to meet its working capital, maintenance capital expenditure and debt service obligations for at least the next twelve months. However, Pegasus is highly leveraged and our ability in the future to repay our existing indebtedness will depend upon the success of our business strategy, prevailing economic conditions, regulatory matters, levels of interest rates and financial, business and other factors that are beyond our control. We cannot assure you that we will be able to generate the substantial increases in cash flow from operations that we will need to meet the obligations under our indebtedness. Furthermore, our agreements with respect to our indebtedness contain numerous covenants that, among other things, restrict our ability to:

         o   pay dividends and make certain other payments and investments;

         o   borrow additional funds;

         o   create liens; and

         o   sell our assets.

         Failure to make debt payments or comply with our covenants could result in an event of default which if not cured or waived could have a material adverse effect on us.

         Pegasus closely monitors conditions in the capital markets to identify opportunities for the effective use of financial leverage. In financing its future expansion and acquisition requirements, Pegasus would expect to avail itself of such opportunities and thereby increase its indebtedness. This could result in increased debt service requirements. We cannot assure you that such debt financing can be completed on terms satisfactory to Pegasus or at all. Pegasus may also issue additional equity to fund its future expansion and acquisition requirements.

Year 2000

         The year 2000 issue is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other equipment as the year 2000 is approached and reached. An issue exists for all companies that rely on computers. This issue involves computer programs and applications that were written using two digits rather than four to identify the applicable year, and could result in systems failures or miscalculations. We have completed an assessment of and taken corrective measures to mitigate the potential adverse effects the year 2000 issue may have on our operations. Costs in connection with any modifications to make our systems compliant have not been and are not expected to be material. We are not currently aware of any operational or technical problems as a result of the change to the year 2000 and will continue to monitor the potential adverse impact of the year 2000 issue on our business; however, there can be no assurance that the year 2000 issue will not have a material adverse impact on our financial condition or our results of operations in the future.

Dividend Policy

         As a holding company, Pegasus' ability to pay dividends is dependent upon the receipt of dividends from its direct and indirect subsidiaries. Pegasus Media & Communiations' credit facility and publicly held debt securities restricts it from paying dividends to Pegasus. In addition, Pegasus' ability to pay dividends and to incur indebtedness are subject to certain restrictions contained in Pegasus' publicly held debt securities, in the terms of Pegasus' Series A preferred stock and by Pegasus Media & Communications' credit facility and publicly held debt securities.

Seasonality

         Pegasus' revenues vary throughout the year. As is typical in the broadcast television industry, Pegasus' first quarter generally produces the lowest revenues for the year and the fourth quarter generally produces the highest revenues for the year. Pegasus' operating results in any period may be affected by the incurrence of advertising and promotion expenses that do not necessarily produce commensurate revenues in the short-term until the impact of such advertising and promotion is realized in future periods.

Inflation

         Pegasus believes that inflation has not been a material factor affecting its business. In general, Pegasus' revenues and expenses are impacted to the same extent by inflation. A majority of Pegasus' indebtedness bears interest at a fixed rate.

New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). As a result of the subsequent issuance of SFAS No. 137, SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. We do not expect that the adoption of SFAS No. 133 will have a material effect on our business, financial position or results of operations.

Other

         In January 2000, Pegasus entered into an agreement and plan of merger to acquire Golden Sky Holdings, Inc. for up to 6.5 million shares of Pegasus' Class A common stock and the assumed net liabilities of Golden Sky Holdings, Inc. As of February 29, 2000, Golden Sky Holdings, Inc.'s operations consisted of providing DIRECTV services to approximately 350,500 subscribers in certain rural areas of 24 states in which Golden Sky Holdings, Inc. holds the exclusive rights to provide such services. Upon completion of the acquisition of Golden Sky Holdings, Inc., it will become a wholly owned subsidiary of Pegasus.

         In January 2000, Pegasus made an investment in Personalized Media Communications, LLC, an advanced communications technology company, of approximately $111.8 million, which consisted of $14.3 million in cash, 200,000 shares of Pegasus' Class A common stock (amounting to $18.8 million) and Pegasus' agreement, subject to certain conditions, to issue warrants to purchase
1.0 million shares of Pegasus' Class A common stock at an exercise price of $90.00 per share and with a term of ten years. The fair value of the warrants to be issued was estimated using the Black-Scholes pricing model and is approximately $78.8 million. A subsidiary of Personalized Media Communications, LLC granted to Pegasus an exclusive license for use of Personalized Media Communications, LLC's patent portfolio in the distribution of satellite services from specified orbital locations.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Information about Pegasus' market sensitive financial instruments is provided below and constitutes a "forward-looking statement." Pegasus' major market risk exposure is changing interest rates that relate to its credit facilities, debt obligations and preferred stock. Pegasus' objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to lower its overall borrowing costs. Pegasus has entered into interest rate protection agreements on its credit facilities to limit its exposure to market interest rate fluctuations.

         Pegasus Media & Communications maintained a $180.0 million senior, reducing revolving credit facility. As of December 31, 1999, $142.5 million was outstanding. Interest on the credit facility is calculated on either the bank's base rate or LIBOR, plus an applicable margin. The credit facility was amended and restated in January 2000.

         Digital Television Services maintained a $70.0 million senior, reducing revolving credit facility and a $20.0 million senior term credit facility. As of December 31, 1999, $42.7 million was outstanding and stand-by letters of credit amounting to $10.4 million were issued under its $70.0 million revolving credit facility. As of December 31, 1999, $19.0 million was outstanding under its $20.0 million term credit facility. Interest on the credit facilities is calculated at either the bank's base rate or the Eurodollar Rate, plus an applicable margin. The credit facilities were refinanced in January 2000 with the first amended and restated Pegasus Media & Communications credit facility.

         In January 2000, Pegasus Media & Communications entered into a first amended and restated credit facility, which consists of a $225.0 million senior revolving credit facility and a $275.0 million senior term credit facility. Availability of borrowings under the revolving credit facility will reduce by specified amounts quarterly commencing on March 31, 2001 through maturity. The term credit facility is to be repaid in specified amounts quarterly commencing on March 31, 2001, with the balance due at maturity. Interest on the credit facility is calculated on either the bank's base rate or LIBOR, plus an applicable margin. The revolving credit facility expires in October 2004, and the term credit facility expires in April 2005.

         Commensurate with the closing of the first amended and restated Pegasus Media & Communications credit facility, Pegasus Media & Communications borrowed $275.0 million under the term loan, outstanding balances under Pegasus Media & Communications' existing $180.0 million credit facility and Digital Television Services' existing $90.0 million credit facilities were repaid and commitments under Digital Television Services' credit facilities were terminated.

         As of December 31, 1999, Pegasus estimated the fair value of its debt and preferred stock to be approximately $708.0 million and $149.9 million, respectively, using quoted market prices. The market risk associated with Pegasus' debt and preferred stock is the potential increase in fair value resulting from a decrease in interest rates. A 10% decrease in assumed interest rates would increase the fair value of Pegasus' debt and preferred stock to approximately $717.5 million and $153.9 million, respectively.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The information required by this item is set forth on pages F-1 through F-24.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      None.

                                    PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         Set forth below is certain information concerning the executive officers and directors of Pegasus.

     Name                                 Age     Position
     ----                                 ---     --------
Marshall W. Pagon......................    44     Chairman of the Board, President and Chief Executive Officer
Robert N. Verdecchio...................    43     Senior Vice President, Chief Financial Officer, Treasurer,
                                                  Assistant Secretary and Director
Ted S. Lodge...........................    43     Senior Vice President, Chief Administrative Officer, General
                                                  Counsel, Secretary and Director Designee
Howard E. Verlin.......................    38     Vice President and Assistant Secretary
Nicholas A. Pagon......................    43     Vice President
M. Kasin Smith.........................    39     Vice President and Acting Chief Financial Officer
Michael C. Brooks......................    55     Director
Harry F. Hopper III....................    46     Director
James J. McEntee, III..................    42     Director
Mary C. Metzger........................    54     Director
William P. Phoenix.....................    42     Director
Riordon B. Smith.......................    39     Director
Donald W. Weber........................    63     Director
Robert F. Benbow.......................    64     Director Designee
William P. Collatos....................    45     Director Designee

         Marshall W. Pagon has served as President, Chief Executive Officer and Chairman of the Board of Pegasus since its incorporation, and served as Treasurer of Pegasus from its incorporation to June 1997. From 1991 to October 1994, when the assets of various affiliates of Pegasus Media & Communications, Inc., principally limited partnerships that owned and operated Pegasus' broadcast and cable operations, were transferred to Pegasus Media & Communication's subsidiaries, entities controlled by Mr. Pagon served as the general partners of these partnerships and conducted the business of Pegasus. Mr. Pagon's background includes over 18 years of experience in the media and communications industry. Mr. Pagon is the brother of Nicholas A. Pagon.

         Robert N. Verdecchio has served as Pegasus' Senior Vice President, Chief Financial Officer and Assistant Secretary since its inception and as Pegasus' Treasurer since June 1997. He has also served similar functions for Pegasus Media & Communication's affiliates and predecessors in interest since 1990. Mr. Verdecchio has been a director of Pegasus and Pegasus Media & Communications since December 18, 1997. Mr. Verdecchio is a certified public accountant and has over 13 years of experience in the media and communications industry. Mr. Verdecchio is serving as a director of Pegasus as Marshall W. Pagon's designee to the board of directors. Mr. Verdecchio is currently on a leave of absence from Pegasus.

         Ted S. Lodge has served as Senior Vice President, Chief Administrative Officer, General Counsel and Assistant Secretary of Pegasus since July 1, 1996. In June 1997, Mr. Lodge became Pegasus' Secretary. From June 1992 through June 1996, Mr. Lodge practiced law with the law firm of Lodge & Company. During that period, Mr. Lodge was engaged by Pegasus as its outside legal counsel in connection with various matters. Mr. Lodge is expected to be elected a director of Pegasus, as one of Mr. Pagon's designees, at the time of the special meeting in connection with the Golden Sky acquisition.

         Howard E. Verlin is a Vice President and Assistant Secretary of Pegasus and is responsible for operating activities of Pegasus' direct broadcast satellite and cable subsidiaries, including supervision of their general managers. Mr. Verlin has served similar functions with respect to Pegasus' predecessors in interest and affiliates since 1987 and has over 15 years of experience in the media and communications industry.

         Nicholas A. Pagon has served as a Vice President of Pegasus and Chief Executive Officer of its broadcast subsidiaries since November 1998 and is responsible for all broadcast television activities of Pegasus. From January to November 1998, Mr. Pagon served as President of Pegasus Development Corporation, a subsidiary of Pegasus. From 1990 through December 1998, Mr. Pagon was President of Wellspring Consulting, Inc., a telecommunications consulting business. Mr. Pagon is the brother of Marshall W. Pagon.

         M. Kasin Smith served as a financial analyst of Pegasus from September 1998 through February 1999 and has served as Vice President of Finance since February 1999 and Acting Chief Financial Officer since August 1999. From May 1997 through September 1998, Mr. Smith served as a General Manager, Northwest region, of SkyView World Media Group, a master system operator for DIRECTV. From November 1996 to May 1997, Mr. Smith was Director of Finance for Sky Zone Media Access, LLC, a distributor of DIRECTV to apartments and multiple dwelling units. From 1993 to November 1996, Mr. Smith served as a manager at PricewaterhouseCoopers LLP. Mr. Smith is a certified public accountant and has over 8 years of public accounting experience.

         Michael C. Brooks has been a director of Pegasus since April 27, 1998. From February 1997 until April 27, 1998, Mr. Brooks had been a director of Digital Television Services, Inc. He has been a general partner of J.H. Whitney & Co., a venture capital firm, since January 1985. Mr. Brooks is also a director of Media Matrix, an Internet audience measurement company, SunGuard Data Systems Inc., a computer services company, USinternetworking, Inc., a web-based applications hosting company, and several private companies. Mr. Brooks is serving as a director of Pegasus as Whitney's designee to the board of directors and has informed Pegasus that he intends to resign from the Pegasus board at the time of the special meeting in connection with the Golden Sky acquisition.

         Harry F. Hopper III has been a director of Pegasus since April 27, 1998. From June 1996 until April 27, 1998, Mr. Hopper had been a director of Digital Television Services, Inc., or a manager of its predecessor, Digital Television Services, LLC. Mr. Hopper is a Managing Director of Columbia Capital Corporation and Columbia Capital LLC, which he joined in January 1994. Columbia Capital is a venture capital firm with an investment focus on communications services, network infrastructure and technologies and electronic commerce. Mr. Hopper is also a director of eBiz.Net, Inc., a web-hosting company, Pacific Internet Exchange Corporation, an Internet peering and data center company, Xemod, Inc., a producer of next-generation linear power amplifiers, Singleshop.com, Inc., a business-to-business, outsourced Internet shopping platform, and Broadslate Networks, Inc., a digital subscriber line service provider. Mr. Hopper is serving as a director of Pegasus as Columbia's designee to the board of directors.

         James J. McEntee, III has been a director of Pegasus since October 8, 1996. Mr. McEntee has been a member of the law firm of Lamb, Windle & McErlane, P.C. for the past eight years and a principal of that law firm for the past six years. Mr. McEntee is one of the directors designated as an independent director under the voting agreement.

         Mary C. Metzger has been a director of Pegasus since November 14, 1996. Ms. Metzger has been Chairman of Personalized Media Communications LLC and its predecessor company, Personalized Media Communications Corp. since February 1989. Ms. Metzger has also been Managing Director of Video Technologies International, Inc. since June 1986. Ms. Metzer is one of the directors designated as an independent director under the voting agreement. She is also a designee of Personalized Media under the agreement between Pegasus and Personalized Media. See Item 13: Certain Relationships and Related Transactions.

         William P. Phoenix has been a director of Pegasus since June 17, 1998. He is a Managing Director of CIBC World Markets Corp. and co-head of its Credit Capital Markets Group. Mr. Phoenix is also a member of CIBC World Markets Corp.'s credit investment and risk committees. Prior to joining CIBC World Markets Corp. in 1995, Mr. Phoenix had been a Managing Director of Canadian Imperial Bank of Commerce with management responsibilities for the bank's acquisition finance, mezzanine finance and loan workout and restructuring businesses. Mr. Phoenix joined Canadian Imperial Bank of Commerce in 1982. Mr. Phoenix is one of the directors designated as an independent director under the voting agreement.

         Riordon B. Smith has been a director of Pegasus since April 27, 1998. From February 1997 until April 27, 1998, Mr. Smith had been a director of Digital Television Services, Inc., or a manager of its predecessor, Digital Television Services, LLC. Mr. Smith is a Senior Vice President of Fleet Private Equity Co., Inc., which he joined in 1990. Fleet Private Equity Co., Inc. is a private equity fund with an investment focus in media and information, telecommunications, healthcare services, industrial manufacturing and business services. Mr. Smith also serves as a director of FreeRide.com LLC, a provider of online loyalty programs and direct marketing services, The MVL Group, Inc., a provider of custom market research and data collection services, HASCO International, Inc., a direct marketer of in-hospital infant portraits, and Root Communications Group, L.P., an operator of radio stations in the Southeast. Mr. Smith is serving as a director of Pegasus as Fleet's designee to the board of directors.

         Donald W. Weber has been a director of Pegasus since its incorporation and a director of Pegasus Media & Communications since November 1995. Until its acquisition by Pegasus in November 1997, Mr. Weber had been the President and Chief Executive Officer of ViewStar Entertainment Services, Inc., a National Rural Telecommunications Cooperative affiliate that distributed DIRECTV services in North Georgia, from August 1993 to November 1997. Mr. Weber is currently a member of the boards of directors of Powertel, Inc., a provider of wireless communications service, Knology Holdings, Inc., a provider of broadband communications service, Headhunter.net an online employment recruiter, and HIE, Inc., a producer of healthcare software, which are publicly-traded companies. Mr. Weber is one of the directors designated as an independent director under the voting agreement.

         Robert F. Benbow will be designated as a director by Alta Communications under the amended and restated voting agreement. Mr. Benbow has been a director of Golden Sky and its predecessors since February 1997. He is a Vice President of Burr, Egan, Deleage & Co., a private venture capital firm, and a managing general partner of Alta Communications, Inc., a private venture capital firm. Prior to joining Burr, Egan, Deleage & Co. in 1990, Mr. Benbow spent 22 years with the Bank of New England N.A., where he was a Senior Vice President responsible for special industries lending in the areas of media, project finance and energy. Additionally, he serves as a director of Diginet Americas, Inc., a fixed wireless local loop service provider throughout South America, of Advanced Telcom Group, Inc., a competitive local exchange carrier, and of Preferred Networks, Inc., a public paging company.

         William P. Collatos will be designated as a director by Spectrum Equity Investors under the amended and restated voting agreement. Mr. Collatos has been a director of Golden Sky and its predecessors since March 1997. He is a managing general partner of Spectrum Equity Investors, a private equity investment firm focused on the communications services, networking infrastructure, electronic commerce and media industries, which he founded in 1993. He serves as director of Galaxy Telecom, GP, the general partner of Galaxy Telecom, L.P., which owns, operates and develops cable television systems, ITXC Corp., a global provider of Internet-based voice, fax and voice-enabled services, and JazzTel, a competitive local exchange provider based in Madrid, Spain.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Pegasus' executive officers and directors and persons who own more than ten percent of a registered class of Pegasus' equity securities (collectively, the "reporting persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish Pegasus with copies of these reports. Based on Pegasus' review of the copies of these reports received by it, and written representations, if any, received from reporting persons with respect to the filing of reports on Form 3, 4 and 5, Pegasus believes that all filings required to be made by the reporting persons for 1999 were made on a timely basis for 1999 with the following exception: a Form 4 for Nicholas A. Pagon, an executive officer of Pegasus, reporting the grant in December 1998 of options to purchase 40,000 shares of Class A common stock was filed in April 1999. The grant should have been reported on a Form 4 filed in January 1999 or a Form 5 filed in February 1999.

ITEM 11: EXECUTIVE COMPENSATION

         The following table sets forth certain information for Pegasus' last three fiscal years concerning the compensation paid to the Chief Executive Officer and to each of Pegasus' four most highly compensated officers. The most highly compensated officers are those whose total annual salary and bonus for the fiscal year ended December 31, 1999 exceeded $100,000.

                                                              Annual Compensation
                                                             ----------------------             Other Annual
       Name                    Principal Position            Year            Salary            Compensation(1)
       ----                    ------------------            ----            ------            ---------------
Marshall W. Pagon              President and Chief           1999            $274,743                   --
                               Executive Officer             1998            $200,000                   --
                                                             1997            $200,000                   --
Robert N. Verdecchio           Senior VP and Chief           1999            $188,717              $50,000
                               Financial Officer             1998            $150,000                   --
                                                             1997            $150,000                   --
Ted S. Lodge                   Senior VP, Chief              1999            $164,647              $50,000
                               Administrative
                               Officer                       1998            $150,000                   --
                               and General Counsel           1997            $150,000                   --
Howard E. Verlin               VP, Satellite and             1999            $155,974              $45,000
                               Cable Television              1998            $135,000                   --
                                                             1997            $135,000                   --
Nicholas A. Pagon              Vice President                1999            $133,442                   --
                                                             1998            $ 13,666(5)                --

                                        Long-Term
                                   Compensation Awards
                               ----------------------------
                               Restricted        Securities
                                 Stock           Underlying         All Other
      Name                      Award(2)           Options       Compensation(3)
      ----                     ---------         ----------      ---------------

Marshall W. Pagon              $124,978           190,000           $60,096(4)
                                $77,161            85,000           $67,274(4)
                               $100,558            85,000           $63,228(4)
Robert N. Verdecchio            $49,967            70,000            $6,380
                                $38,580            40,000           $12,720
                                $50,279            40,000            $9,500
Ted S. Lodge                    $54,068            85,000            $3,600
                                $30,864            60,000            $9,263
                                $40,223            40,000            $1,800
Howard E. Verlin                $99,974            95,000            $1,620
                               $110,125            40,000            $5,480
                               $100,558            40,000            $1,685
Nicholas A. Pagon                    --            45,000               --
                                     --            40,000               --

(1) Pursuant to Pegasus' restricted stock plan, an executive officer may elect to receive a portion of the award in the form of cash. The amounts listed in this column reflect the cash portion of discretionary awards granted under the restricted stock plan.

(2)      During fiscal 1999, an aggregate of 3,164, 2,531, 2,685 and 3,670 shares were granted to Messrs. Marshall Pagon, Verdecchio, Lodge and Verlin, respectively. Based upon the closing price of the Class A common stock on December 31, 1999 of $97.75 per share, the shares awarded to Messrs. Marshall Pagon, Verdecchio, Lodge and Verlin during fiscal 1999 had a value of $309,281, $247,405, $262,459, and $358,743, respectively, on December 31, 1999. All awards made during fiscal 1999 were fully vested on the date of grant. Generally, awards made under Pegasus' restricted stock plan were based upon years of service with Pegasus from date of initial employment. As a consequence, all awards made to Messrs. Marshall Pagon, Verdecchio and Verlin were fully vested in 1997 and 1998 on the date of grant. During 1997, 9,090, 4,545, and 9,090 shares issued to Messrs. Marshall Pagon, Verdecchio, and Verlin were fully vested on March 21, 1997, the date they were granted. During 1998, 3,609, 1,804 and 5,152 shares issued to Messrs. Marshall Pagon, Verdecchio and Verlin were fully vested on February 17, 1998, the date they were granted. Mr. Lodge's employment with Pegasus began on July 1, 1996. Mr. Lodge's awards granted in fiscal 1998 were vested as to 34% on July 1, 1998, an additional 33% on July 1, 1999 and the remaining 33% on July 1, 2000.

(3) Unless otherwise indicated, the amounts listed represent Pegasus' contributions under its 401(k) plans.

(4) Of the amounts listed for Marshall W. Pagon in each of the years of 1999, 1998 and 1997, $53,728, represents the actuarial benefit to Mr. Pagon of premiums paid by Pegasus in connection with the split dollar agreement entered into by Pegasus with the trustees of insurance trust established by Mr. Pagon. See Item 13: Certain Relationships and Related Transactions -- Split Dollar Agreement. The remainder represents Pegasus' contributions under its 401(k) plans.

(5)      Nicholas A. Pagon became an employee of Pegasus on November 5, 1998.

         Pegasus granted options to employees to purchase a total of 727,346 shares during 1999. The amounts set forth below in the columns entitled "5%" and "10%" represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date.

                              Option Grants in 1999

                                                                                                Potential Realizable Value
                                                                                                  at Assumed Annual Rates
                                                                                                      of Stock Price
                                                                                                       Appreciation
                                                    Individual Grants                                 for Option Term
                                                    -----------------                           --------------------------
                                              % of Total
                                 Number of      Options
                                Securities    Granted to
                                Underlying     Employees       Exercise
                                  Options      in Fiscal       Price Per        Expiration
            Name                  Granted        Year            Share             Date               5%              10%
            ----                  -------        ----            -----             ----               --              ---
Marshall W. Pagon...........      95,000         13.1%          $39.500           5/4/2009       $2,359,927       $5,980,519
                                  95,000         13.1%          $80.875         12/17/2009       $4,831,876      $12,244,923
Robert N. Verdecchio........      45,000          6.2%          $39.500           5/4/2009       $1,117,860       $2,832,877
                                  25,000          3.4%          $80.875         12/17/2009       $1,271,546       $3,222,348
Howard E. Verlin............      45,000          6.2%          $39.500           5/4/2009       $1,117,860       $2,832,877
                                  50,000          6.9%          $80.875         12/17/2009       $2,543,093       $6,444,696
Ted S. Lodge................      45,000          6.2%          $39.500           5/4/2009       $1,117,860       $2,832,877
                                  40,000          5.5%          $80.875         12/17/2009        $2034,474       $5,155,757
Nicholas A. Pagon...........      20,000          2.7%          $39.500           5/4/2009         $496,827       $1,259,057
                                  25,000          3.4%          $80.875         12/17/2009       $1,271,546       $3,222,348

         The table below shows aggregated stock option exercises by the named executive officers in 1999 and 1999 year-end values. In-the-money options, which are listed in the last two columns, are those in which the fair market value of the underlying securities exceeds the exercise price of the option. The closing price of Pegasus' Class A common stock on December 31, 1999 was $97.75 per share.

       Aggregated Option Exercises in 1999 and 1999 Year-End Option Values


                                                                         Number of                Value of Unexercised
                                                                    Unexercised Options           In-the-Money Options
                                                                     at Fiscal Year-End            at Fiscal Year-End
                                     Shares                        --------------------           --------------------
                                   Acquired on       Value        Execis-      Unexercis-       Exercis-         Unexercis-
              Name                  Exercise       Realized        able           able            able              able
              ----                  --------       --------        ----           ----            ----              ----
Marshall W. Pagon...............       0               --         76,500         283,500       $6,200,750       $14,812,375

Robert N. Verdecchio............       0               --         38,180         111,820       $3,107,115        $6,466,010

Howard E. Verlin................       0               --         38,180         136,820       $3,107,115        $6,887,885

Ted S. Lodge....................       0               --         48,180         136,820       $3,872,115        $7,484,135

Nicholas A. Pagon...............       0               --          8,000          77,000         $581,000        $3,910,875

Compensation of Directors

         Under Pegasus' by-laws, each director is entitled to receive such compensation, if any, as may from time to time be fixed by the board of directors. Pegasus currently pays its directors who are not employees or officers of Pegasus an annual retainer of $10,000 plus $750 for each board meeting attended in person, $350 for each meeting of a committee of the board and $375 for each board meeting held by telephone. The annual retainer is payable, at each director's option, in cash or in the form of options to purchase Pegasus' Class A common stock. Pegasus also reimburses each director for all reasonable expenses incurred in traveling to and from the place of each meeting of the board or committee of the board.

         On May 5, 1999, James J. McEntee, III, Mary C. Metzger, Donald W. Weber, William P. Phoenix, Harry F. Hopper III, Michael C. Brooks, and Riordon
B. Smith, who were then all of Pegasus' nonemployee directors, each received options to purchase 5,000 shares of Class A common stock under Pegasus' stock option plan. Each option vests in annual installments of 2,500 shares, was issued at an exercise price of $39.50 per share -- the closing price of the Class A common stock at the time of the grant -- and is exercisable until the tenth anniversary from the date of grants. On December 17, 1999, James J. McEntee, III, Mary C. Metzger, Donald W. Weber, William P. Phoenix, Harry F. Hopper III, Michael C. Brooks, and Riordon B. Smith, who were then all of Pegasus' nonemployee directors, each received options to purchase 5,000 shares of Class A common stock under Pegasus' stock option plan.

Each option vests in annual installments of 2,500 shares, was issued at an exercise price of $80.875 per share -- the closing price of the Class A common stock at the time of the grant -- and is exercisable until the tenth anniversary from the date of grant.

Compensation Committee Interlocks and Insider Participation

         During 1999, the board of directors generally made decisions concerning executive compensation of executive officers. The board included Marshall W. Pagon, the President and Chief Executive Officer of Pegasus, and Robert N. Verdecchio, Pegasus' Senior Vice President and Chief Financial Officer. A special stock option committee, however, made certain decisions regarding option grants under the stock option plan. Both the stock option plan and restricted stock plan are discussed below.

Incentive Program

General

         The incentive program, which includes the restricted stock plan, the 401(k) plans and the stock option plan, is designed to promote growth in stockholder value by providing employees with restricted stock awards in the form of Class A common stock and grants of options to purchase Class A common stock. Awards under the restricted stock plan, other than excess and discretionary awards, and the 401(k) plans, other than matching contributions, are in proportion to annual increases in location cash flow. For this purpose we automatically adjust location cash flow for acquisitions. As a result, for the purpose of calculating the annual increase in location cash flow, the location cash flow of the acquired properties is included as if it had been a part of Pegasus' financial results for the comparable period of the prior year.

         Pegasus believes that the restricted stock plan and 401(k) plans result in greater increases in stockholder value than result from a conventional stock option program. The basis of this belief is that these plans create a clear cause and effect relationship between initiatives taken to increase location cash flow and the amount of incentive compensation that results from these initiatives.

         Although the restricted stock plan and 401(k) plans, like conventional stock option programs provide compensation to employees as a function of growth in stockholder value, the tax and accounting treatments of these programs are different. For tax purposes, incentive compensation awarded under the restricted stock plan generally and the 401(k) plans is fully tax deductible as compared to conventional stock option grants which generally are only partially tax deductible upon exercise. For accounting purposes, conventional stock option programs generally do not result in a charge to earnings while compensation under the restricted stock plan generally and the 401(k) plans do result in a charge to earnings. Pegasus believes that these differences result in a lack of comparability between the EBITDA of companies that utilize conventional stock option programs and Pegasus' EBITDA. The table below lists the specific maximum components of the restricted stock plan and the 401(k) plans in terms of a $1 increase in annual location cash flow. The table does not list excess and discretionary awards under the restricted stock plan or matching contributions under the 401(k) plans.

                                       Component                                                     Amount
                                       ---------                                                     ------
Restricted stock grants to general managers based on the increase in annual location cash flow of individual business units................................................................  6 Cents

Restricted stock grants to department managers based on the increase in annual location cash flow of individual business units...........................................................  6 Cents

Restricted stock grants to corporate managers (other than executive officers) based on the company-wide increase in annual location cash flow...............................................  3 Cents

Restricted stock grants to employees selected for special recognition..............................  5 Cents

Restricted stock grants under the 401(k) plans for the benefit of all eligible employees and allocated pro-rata based on wages............................................................  10 Cents

Total..............................................................................................  30 Cents

         Executive officers and non-employee directors are not eligible to receive profit sharing awards under the restricted stock plan. Executive officers are eligible to receive awards under the restricted stock plan consisting of:

         o   special recognition awards.

         o excess awards made to the extent that an employee does not receive a matching contribution under the 401(k) plans because of restrictions of the Internal Revenue Code or the Puerto Rico Internal Revenue Code.

         o discretionary restricted stock awards determined by a board committee, or the full board.

         Executive officers, non-employee directors and, effective December 18, 1998, all employees are eligible to receive options under the stock option plan.

Restricted Stock Plan

         The Pegasus restricted stock plan became effective in September 1996 and will terminate in September 2006. Under the restricted stock plan, 350,000 shares of Class A common stock are available for granting restricted stock awards to eligible employees of Pegasus. The restricted stock plan provides for four types of restricted stock awards that are made in the form of Class A common stock as shown in the table above:

         o profit sharing awards to general managers, department managers and corporate managers (other than executive officers).

         o special recognition awards for consistency, initiative, problem solving and individual excellence.

         o excess awards that are made to the extent that an employee does not receive a matching contribution under the U.S. 401(k) plan or Puerto Rico 401(k) plan because of restrictions of the Internal Revenue Code or the Puerto Rico Internal Revenue Code.

         o   discretionary restricted stock awards.

         Restricted stock awards other than special recognition awards vest 34% after two years of service with Pegasus, 67% after three years of service and 100% after four years of service. Special recognition awards are fully vested on the date of the grant. Effective December 18, 1998, grantees may elect to receive certain types of awards under the restricted stock plan in the form of an option rather than stock subject to a vesting schedule.

Stock Option Plan

         The Pegasus Communications 1996 Stock Option Plan became effective in September 1996 and terminates in September 2006. Under the stock option plan, up to 1,300,000 shares of Class A common stock are available for the granting of nonqualified stock options and options qualifying as incentive stock options under Section 422 of the Internal Revenue Code. Effective December 18, 1998, all Pegasus employees are eligible to receive non-qualified stock options and incentive stock options under the stock option plan. No employee, however, may be granted options covering more than 550,000 shares of Class A common stock under the stock option plan. Directors of Pegasus who are not employees of Pegasus are eligible to receive non-qualified stock options under the stock option plan. Currently, seven non-employee directors are eligible to receive options under the stock option plan. The stock option plan provides for discretionary option grants made by a board committee or the full board. In addition, as of December 18, 1998 each full time employee of Pegasus who is not an executive officer is eligible to receive a grant of an option to purchase 100 shares of Class A common stock under the stock option plan.

401(k) Plans

         Effective January 1, 1996, Pegasus Media & Communications, Inc. adopted the Pegasus Communications Savings Plan for eligible employees of that company and its domestic subsidiaries. Effective October 1, 1996, the Pegasus' Puerto Rico subsidiary adopted the Pegasus Communications Puerto Rico Savings Plan for eligible employees of Pegasus' Puerto Rico subsidiaries. Substantially all Pegasus employees who, as of the enrollment date under the 401(k) plans, have completed at least one year of service with Pegasus are eligible to participate in one of the 401(k) plans. Participants may make salary deferral contributions of 2% to 6% of salary to the 401(k) plans. Pegasus may make three types of contributions to the 401(k) plans, each allocable to a participant's account if the participant completes at least 1,000 hours of service in the applicable plan year, and is employed on the last day of the applicable plan year.

         o Pegasus matches 100% of a participant's salary deferral contributions to the extent the participant invested his or her salary deferral contributions in Class A common stock at the time of his or her initial contribution to the 401(k) Plans.

         o Pegasus, in its discretion, may contribute an amount that equals up to 10% of the annual increase in company-wide location cash flow. These company discretionary contributions, if any, are allocated to eligible participants' accounts based on each participant's salary for the plan year.

         o Pegasus also matches a participant's rollover contribution, if any, to the 401(k) plans, to the extent the participant invests his or her rollover contribution in Class A common stock at the time of his or her initial contribution to the 401(k) plans.

         Pegasus makes discretionary company contributions and company matches of employee salary deferral contributions and rollover contributions in the form of Class A common stock, or in cash used to purchase Class A common stock. Pegasus has authorized and reserved for issuance up to 205,000 shares of Class A common stock in connection with the 401(k) plans. Company contributions to the 401(k) plans are subject to limitations under applicable laws and regulations.

         All employee contributions to the 401(k) Plans are fully vested at all times and all company contributions, if any, vest 34% after two years of service with Pegasus, including years before the 401(k) plans were established; 67% after three years of service; and 100% after four years of service. A participant also becomes fully vested in company contributions to the 401(k) plans upon attaining age 65 or upon his or her death or disability.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth share information as of March 6, 2000, regarding the beneficial ownership of the Class A common stock and Class B common stock by:

         o each stockholder known to Pegasus to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 5% of the Class A common stock and Class B common stock, based upon Pegasus' records or the records of the SEC;

         o   each director of Pegasus;

         o each person who will be elected to Pegasus' board of directors upon consummation of the acquisition of Golden Sky;

         o each of the top five most highly compensated officers whose total annual salary and bonus or the fiscal year ended December 31, 1999 exceeded $100,000; and

         o   all executive officers and directors of Pegasus as a group.

         Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally, and holders of Class B common stock are entitled to ten votes per share. Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis, and accordingly, holders of Class B common stock are deemed to own the same number of shares of Class A common stock. Pegasus Communications Holdings, Inc., two of its subsidiaries and Pegasus Capital, L.P. hold in the aggregate all shares of Class B common stock, representing on a fully diluted basis 21.8% of the common stock, and without giving effect to the voting agreement, 73.6 % of the combined voting power of all voting stock. Without giving effect to the voting agreement, Marshall W. Pagon is deemed to be the beneficial owner of all of the Class B common stock; the table gives effect to the voting agreement. The outstanding capital stock of Pegasus Communications Holdings, Inc. consists of 64,119 shares of Class A voting common stock and 5,000 shares of non-voting stock, all of which are beneficially owned by Marshall W. Pagon.

         Unless otherwise provided, the address of each natural person is c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, Pennsylvania 19004.

                                                                          Pegasus Class A
                                                                            Common Stock
                      Name and address of                                   Beneficially
                       Beneficial Owner                                         Owned
                      -------------------                           ----------------------------
                                                                        Shares               %
                                                                    --------------          ----
Marshall W. Pagon(1).............................................   5,528,751(2)(3)(4)      26.7
Robert N. Verdecchio.............................................     345,052(4)(5)(6)       2.2
Howard E. Verlin.................................................     123,198(5)(7)           *
Ted S. Lodge.....................................................     116,699(8)              *
Nicholas A. Pagon................................................      23,941(9)              *
James J. McEntee, III............................................      18,670(10)             *
Mary C. Metzger..................................................     213,000(11)            1.3

Donald W. Weber..................................................     175,920(12)            1.1
William P. Phoenix...............................................       2,670(13)             *
Harry F. Hopper III..............................................     198,668(14)            1.3
Michael C. Brooks................................................      33,716(15)             *
Riordon B. Smith.................................................   5,528,751(3)(16)        26.7
Harron Communications Corp.(17)..................................     852,110                5.4
T. Rowe Price Associates, Inc. and related
  entities(18)...................................................   1,400,000                8.8
Wellington Management Company, LLP(19)...........................   1,600,000               10.1
PAR Capital Management, Inc.(20).................................     950,000                6.0
Fleet Venture Resources, Inc. and related
  entities(21)...................................................   5,528,751(3)            26.7
Robert F. Benbow(22).............................................          --                --
William P. Collatos(22)..........................................          --                --
Putnam Investments, Inc.(23).....................................   1,970,586               12.4
Directors and executive officers as a group(24)
  (consists of 13 persons).......................................   6,660,376               31.7

                                                                            Pegasus Class B
                                                                              Common Stock
                      Name and address of                                     Beneficially            Voting
                        Beneficial Owner                                          Owned                Power
                      -------------------                                   ---------------           ------

                                                                         Shares             %           %
                                                                        ---------          ---         ----
Marshall W. Pagon(1)...............................................     4,581,900(3)       100         75.5
Robert N. Verdecchio...............................................            --           --           *
Howard E. Verlin...................................................            --           --           *
Ted S. Lodge.......................................................            --           --           *
Nicholas A. Pagon..................................................            --           --           *
James J. McEntee, III..............................................            --           --           *
Mary C. Metzger....................................................            --           --           *
Donald W. Weber....................................................            --           --           *
William P. Phoenix.................................................            --           --           *
Harry F. Hopper III................................................            --           --           *
Michael C. Brooks..................................................            --           --           *
Riordon B. Smith...................................................     4,581,900(3)       100         75.5
Harron Communications Corp.(17)....................................            --           --          1.4
T. Rowe Price Associates, Inc. and related
  entities(18).....................................................            --           --          2.3
Wellington Management Company, LLP(19).............................            --           --          2.6
PAR Capital Management, Inc.(20)...................................            --           --          1.5
Fleet Venture Resources, Inc. and related
  entities(21).....................................................     4,581,900(3)       100         75.5
Robert F. Benbow(22)...............................................            --           --           --
William P. Collatos(22)............................................            --           --           --
Putnam Investments, Inc.(23).......................................            --           --           --
Directors and executive officers as a group(23)
  (consists of 13 persons).........................................     4,581,900          100         76.9

----------------
   * Represents less than 1% of the outstanding shares of Class A common stock or less than 1% of the voting power, as applicable.

 (1) Pegasus Capital, L.P. holds 1,217,348 shares of Class B common stock. Mr. Pagon is the sole shareholder of the general partner of Pegasus Capital, L.P. and is deemed to be the beneficial owner of these shares. All of the 3,364,552 remaining shares of Class B common stock are owned by Pegasus Communications Holdings, Inc. and two of its subsidiaries. All the capital stock of Pegasus Communications Holdings, Inc. are held by Pegasus Communications Limited Partnership. Mr. Pagon controls Pegasus Communications Limited Partnership by reason of his ownership of all the outstanding voting stock of the sole general partner of a limited partnership that is, in turn, the sole general partner in Pegasus Communications Limited Partnership. Therefore, apart from the voting agreement described in note 3 below, Mr. Pagon is the beneficial owner of 100% of Class B common stock with sole voting and investment power over all such shares.

 (2) Includes 4,581,900 shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis and 186,911 shares of Class A common stock which are issuable upon the exercise of the vested portion of outstanding stock options.

 (3) The following persons are parties to a voting agreement: Marshall W. Pagon; Pegasus, Pegasus Capital, L.P., Pegasus Communications Holdings, Inc., Pegasus Scranton Offer Corp, and Pegasus Northwest Offer Corp; Fleet Venture Resources, Inc., Fleet Equity Partners VI, L.P., Chisholm Partners III, L.P. and Kennedy Plaza Partners (which are discussed in note 21 below).

      The voting agreement provides that these parties vote all shares held by them in the manner specified in the voting agreement. As a consequence of being parties to the voting agreement, each of these parties is deemed to have shared voting power over certain shares beneficially owned by them in the aggregate for the purposes specified in the voting agreement. Therefore, the parties to the voting agreement are each deemed to be the beneficial owner with respect to 4,581,900 shares of Class B common stock and 5,528,751 shares of Class A common stock, including 4,581,900 shares of Class A common stock issuable upon conversion of the all outstanding shares of Class B common stock.

 (4) This includes 120,009 shares of Class A common stock held in Pegasus' 401(k) plan, over which Messrs. Pagon and Verdecchio share voting power in their capacities as co-trustees.

 (5) On March 26, 1997, the SEC declared effective a registration statement filed by Pegasus, which would permit Messrs. Verdecchio and Verlin to sell certain shares of their Class A common stock subject to certain vesting and other restrictions. Messrs. Verdecchio and Verlin have sole voting and investment power over their shares, subject to certain vesting restrictions.

 (6) This includes 88,770 shares of Class A common stock which are issuable upon the exercise of the vested portion of outstanding stock options.

 (7) This includes 71,500 shares of Class A common stock which are issuable upon the exercises of the vested portion of outstanding stock options.

 (8) This includes 1,500 shares of Class A common stock owned by Mr. Lodge's wife, for which Mr. Lodge disclaims beneficial ownership, and 109,770 shares of Class A common stock which are issuable upon the exercise of the vested portion of outstanding stock options.

 (9) This includes 18,000 shares of Class A common stock which are issuable upon the exercise of the vested portion of outstanding stock options.

(10) This includes 12,670 shares of Class A common stock which are issuable upon the exercise of the vested portion of outstanding stock options and 1,000 shares held beneficially by Mr. McEntee's wife, for which Mr. McEntee disclaims beneficial ownership.

(11) This includes 200,000 shares of Class A common stock received in the investment of Pegasus in Personalized Media & Communications, LLC, of which Ms. Metzger is Chairman. See Item 13: Certain Relationships and Related Transactions -- Investment in Personalized Media Communications, LLC and Licensing of Patents. Also includes 9,500 shares of Class A common stock, which are issuable upon the exercise of the vested portion of the outstanding stock options.

(12) This includes 15,885 shares of Class A common stock issuable upon the exercise of the vested portion of outstanding stock options.

(13) This consists of 2,670 shares of Class A common stock issuable upon the exercise of the vested portion of outstanding stock options.

(14) This includes 2,670 shares of Class A common stock issuable upon the exercise of the vested portion of outstanding stock options, and 4,750 shares held by the Hopper Family Foundation, of which Mr. Hopper is a trustee and officer. The address of this person is c/o Columbia Capital Corporation, 201 N. Union Street, Suite 300, Alexandria, Virginia 22314-2642.

(15) This includes 2,670 shares of Class A common stock issuable upon the exercise of the vested portion of outstanding stock options. The address of this person is 177 Broad Street, Stamford, Connecticut 06901.

(16) The information for Mr. Smith includes all shares of Class A common stock held by Fleet Venture Resources, Inc. and its related entities, as described below in note 21. Mr. Smith is a Senior Vice President of each of the managing general partners of Fleet Equity Partners VI, a Senior Vice President of Fleet Venture Resources, a Senior Vice President of the corporation that is the general partner of the partnership that is the general partner of Chisholm Partners III, and a partner of Kennedy Plaza Partners. As a Senior Vice President of Fleet Growth Resources II, Inc. and Silverado IV Corp., the two general partners of Fleet Equity Partners, and as a Senior Vice President of Fleet Venture Resources and Silverado III Corp., the general partner of the partnership Silverado III, L.P., which is the general partner of Chisholm Partners III, and as a partner of Kennedy Plaza Partners, Mr. Smith disclaims beneficial ownership for all shares held directly by those entities, except for his pecuniary interest therein. The information for Mr. Smith also includes 2,500 shares of Class A common stock, which are issuable upon the exercise of the vested portion of outstanding stock options. The address of this person is 50 Kennedy Plaza, RI MO F12C, Providence, Rhode Island 02903.

(17) The address of Harron Communications Corp. is 70 East Lancaster Avenue, Frazer, Pennsylvania 19355.

(18) The address of T. Rowe Price Associates is 100 East Pratt St., Baltimore, Maryland 21202.

(19) The address of Wellington Management Company is 75 State Street, Boston, Massachusetts 02109.

(20) The address of this entity is Suite 1600, One Financial Center, Boston, Massachusetts 02111.

(21) This includes the following number of shares of Class A common stock held by the designated entity: Fleet Venture Resources, Inc. (351,186); Fleet Equity Partners VI, L.P. (150,479); Chisholm Partners III, L.P. (127,611); and Kennedy Plaza Partners (8,155). The address of each of these entities is 50 Kennedy Plaza, RI MO F12C, Providence, Rhode Island 02903.

(22) This is a designee for director who will become a director upon completion of the Golden Sky Merger.

(23) This includes the following number of shares of Class A common stock held by the designated entity: Putnam Investments, Inc. (985,293); Putnam Investment Management, Inc. (709,193); and The Putnam Advisory Company, Inc. (276,100). The address of these entities is One Post Office Square, Boston, MA 02109.

(24) See notes 1, 2 and 4 with respect to Mr. Marshall W. Pagon, notes 4, 5, 6, 7, 8, and 9 with respect to Messrs. Verdecchio, Verlin, Lodge and Nicholas A. Pagon, notes 10, 11, 12, 13, 14, 15 and 16 with respect to Ms. Metzger and Messrs. McEntee, Phoenix, Hopper, Brooks and Smith, and
      note 3 with respect to the voting agreement currently in place. Also includes 100 shares of Class A common stock, which are issuable upon the vested portion of outstanding stock options.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Split Dollar Agreement

         In December 1996, Pegasus entered into a split dollar agreement with the trustees of an insurance trust established by Marshall W. Pagon. Under the split dollar agreement, Pegasus agreed to pay a portion of the premiums for certain life insurance policies covering Mr. Pagon owned by the insurance trust. The agreement provides that Pegasus will be repaid for all amounts it expends for such premiums, either from the cash surrender value or the proceeds of the insurance policies. The actuarial benefit to Mr. Pagon of premiums paid by Pegasus amounted to $53,728 in each of the years of 1997, 1998 and 1999.

Relationship with W.W. Keen Butcher and Affiliated Entities

         Pegasus entered into an arrangement in 1998 with W.W. Keen Butcher, the stepfather of Marshall W. Pagon and Nicholas A. Pagon, certain entities controlled by him and the owner of a minority interest in one of the entities. Under this agreement, Pegasus agreed to provide and maintain collateral for up to $4.0 million in principal amount of bank loans to Mr. Butcher and the minority owner. Mr. Butcher and the minority owner must lend or contribute the proceeds of those bank loans to one or more of the entities owned by Mr. Butcher for the acquisition of television broadcast stations to be programmed by Pegasus pursuant to local marketing agreements.

         Pegasus amended its agreement with W.W. Keen Butcher and his affiliated entities in the fourth quarter of 1999 to increase the amount of collateral that Pegasus will maintain for bank loans to Mr. Butcher and the affiliated entities. Under the amendment, Pegasus will maintain collateral for up to $8.0 million in principal amount such bank loans. Mr. Butcher and the affiliated entities must continue to contribute the proceeds from these bank loans to one or more entities owned by Mr. Butcher for acquisition of television broadcast stations to be programmed by Pegasus pursuant to local marketing agreements.

         Under this arrangement, on November 10, 1998, Pegasus sold to one of the Butcher companies the FCC license for the television station then known as WOLF for $500,000 and leased certain related assets to the Butcher company, including leases and subleases for studio, office, tower and transmitter space and equipment, for ongoing rental payments of approximately $18,000 per year plus operating expenses. WOLF is now known as WSWB and is one of the television stations serving the northeastern Pennsylvania designated television market area that is programmed by Pegasus. Mr. Butcher and the minority owner borrowed the $500,000 under the loan collateral arrangement described above. Concurrently with the closing under the agreement described above, one of the Butcher companies assumed a local marketing agreement, under which Pegasus provides programming to WSWB and retains all revenues generated from advertising in exchange for payments to the Butcher company of $4,000 per month plus reimbursement of certain expenses. The term of the local marketing agreement is three years, with two three-year automatic renewals. The Butcher company also granted Pegasus an option to purchase the station license and assets if it becomes legal to do so for the costs incurred by the Butcher company relating to the station, plus compound interest at 12% per year.

         On July 2, 1998, Pegasus assigned to one of the Butcher companies its option to acquire the FCC license for television station WFXU, which rebroadcasts WTLH pursuant to a local marketing agreement with Pegasus. The Butcher company paid Pegasus $50,000 for the option. In May 1999, the Butcher company purchased the station and assumed the obligations under the local marketing agreement with Pegasus. The Butcher company borrowed the $50,000 under the loan collateral arrangement, and granted Pegasus an option to purchase the station on essentially the same terms described above for WOLF. The local marketing agreement provides for a reimbursement of expenses by Pegasus and a term of five years, with one automatic five-year renewal.

         Pegasus currently provides programming under a local marketing agreement to television station WPME. Under the local marketing agreement, Pegasus also holds an option to purchase WPME. One of the Butcher companies expects to acquire WPME and the FCC license from the current owner in the near future. The Butcher company would continue the local marketing agreement with Pegasus and Pegasus would retain its option to acquire WPME. Pegasus believes that the WOLF and WFXU transactions were done at fair value and that any future transactions that may be entered into with the Butcher companies or similar entities, including the WPME transaction as described, will also be done at fair value.

Acquisition of Digital Television Services, Inc.

         On April 27, 1998, Pegasus acquired Digital Television Services, Inc. through the merger of a subsidiary of Pegasus into Digital Television Services. Prior to the merger, Digital Television Services was the second largest independent distributor of DIRECTV services serving 140,000 subscribers in 11 states.

         In connection with the merger, Pegasus issued approximately 5.5 million shares of its Class A common stock to the stockholders of Digital Television Services and assumed approximately $159 million of liabilities. Pegasus also granted registration rights to certain of Digital Television Service's stockholders, including Columbia Capital Corporation, Columbia DBS, Inc., Whitney Equity Partners, L.P., Fleet Venture Resources, Inc. and its affiliates and Harry F. Hopper III. Mr. Hopper received shares of Class A common stock in the Digital Television Services merger and has an ownership interest in Columbia Capital Corporation, which received 429,812 shares. As a result of the Digital Television Services merger and the voting agreement described below, Michael C. Brooks, Harry F. Hopper, III and Riordon B. Smith were elected to Pegasus' board of directors.

Voting Agreement

         On April 27, 1998, in connection with the Digital Television Services merger, Pegasus, Marshall W. Pagon and a number of partnerships and corporations controlled by him, and Fleet Venture Resources, Fleet Equity Partners, Chisholm Partners III, L.P., Kennedy Plaza Partners, Whitney Equity Partners, Columbia Capital Corporation and Columbia DBS, Inc. entered into a voting agreement. The voting agreement covers all shares of Class B common stock and other voting securities of Pegasus held at any time by Mr. Pagon and his controlled entities and shares of Class A common stock received in the Digital Television Services merger by Chisholm and the Fleet entities, Columbia and Whitney. It provides that holders of such shares vote their respective shares in the manner specified in the voting agreement. In particular, the voting agreement establishes that Pegasus' board of directors will consist initially of nine members: three independent directors, three directors designated by Mr. Pagon and one director to be designated by each of Chisholm Partners III, L.P., Columbia Capital Corporation and Whitney Equity Partners. The voting agreement also provides that the committees of the board of directors will consist of an audit committee, a compensation committee and a nominating committee. Each committee shall consist of one independent director, one director designated by Mr. Pagon and one director designated by a majority of the directors designated by Chisholm Partners III, L.P., Columbia Capital Corporation and Whitney Equity Partners. As a result of the voting agreement, the parties to the agreement have sufficient voting power without the need for the vote of any other shareholder, to elect the entire board of directors. James J. McEntee, III, Mary C. Metzger, William
P. Phoenix and Donald W. Weber are serving as independent directors of Pegasus. Marshall W. Pagon and Robert N. Verdecchio are serving as directors of Pegasus as designees of Mr. Pagon. Harry F. Hopper III is serving as a director of Pegasus as a designee of Columbia Capital

Corporation; Michael C. Brooks is serving as a director of Pegasus as a designee of Whitney Equity Partners; and Riordon B. Smith is serving as a director of Pegasus as a designee of Chisholm Partners III, L.P. When the transaction is completed, the existing voting agreement with certain of Pegasus' stockholders will be amended to increase the board of directors to eleven members, to give certain of Golden Sky's stockholders the right to designate two directors, and to give Mr. Marshall Pagon the right to designate four directors. See Item 1:
Business -- Recent Completed and Pending Transactions -- Pending Transactions -- Merger with Golden Sky Holdings, Inc.

         The voting agreement terminates with respect to any covered share upon the sale or transfer of any such share to any person other than a permitted transferee. In addition, the right of Chisholm Partners III, L.P., Columbia Capital Corporation and Whitney Equity Partners to designate a director terminates when the Fleet entities, Columbia Capital Corporation and certain of its owners, and Whitney Equity Partners cease owning one-half of the shares originally received by each of them in the Digital Television Services merger or in certain other circumstances. Whitney distributed shares it owned to its partners in 1999 and, thus, has lost its right to designate a director under the voting agreement. Columbia Capital Corporation and its subsidiaries and owners have sold more than one-half of the shares originally received by them. Columbia Capital Corporation has therefore also lost its right to designate a director under the voting agreement.

Communications License Re-Auction

         Pegasus PCS Partners, a company owned and controlled by Marshall W. Pagon, holds personal communications system licenses in Puerto Rico. We have made an approximately $4.8 million investment in Pegasus PCS Partners. Pegasus itself did not meet the qualification criteria for the FCC's re-auction in which Pegasus PCS Partners acquired certain of its licenses.

CIBC World Markets Corp. and Affiliates

         William P. Phoenix is a Managing Director of CIBC World Markets Corp. CIBC World Markets and its affiliates have provided various services to Pegasus and its subsidiaries since the beginning of 1997. CIBC World Markets has historically performed a number of services for Pegasus, including serving as one of the initial purchasers in Pegasus' January 2000 Rule 144A offering of $300.0 million in aggregate liquidation preference of Series C convertible preferred stock. In this capacity, CIBC World Markets received customary underwriting discounts and commissions.

         CIBC World Markets has also performed the following services for
Pegasus:

         o provided a fair market value appraisal in connection with the merger of Digital Television Services, Inc. into a wholly-owned subsidiary of Pegasus and the designation of Digital Television Services as a restricted subsidiary;

         o acted as a dealer manager in connection with an offer by Pegasus to exchange its 121/2% Series A senior notes due 2007 for senior subordinated notes of Digital Television Services and DTS Capital, Inc. and a related consent solicitation;

         o issued letters of credit in connection with bridge financing obtained by Pegasus;

         o provided fairness opinions to Pegasus and/or its affiliates in connection with certain intercompany loans and other intercompany transactions;

         o acted as lender in connection with the Pegasus Media & Communications credit facility;

         o   provided a fairness opinion in connection with this merger;

         o acted as Administrative Agent in connection with a credit facility of Digital Television Services; and

         o   acted as underwriter in Pegasus' 1999 equity offering.

         In addition, CIBC World Markets has agreed to purchase, subject to definitive documentation, any and all Golden Sky notes tendered in response to Golden Sky's offer to purchase such notes. CIBC World Markets will receive fees of approximately $1.0 million under this arrangement.

         In the first two months of 2000 and during 1999, for services rendered, Pegasus or its subsidiaries paid to CIBC World Markets an aggregate of $3.4 million and $940,000, respectively, in fees. Pegasus believes that all fees paid to CIBC World Markets in connection with the transactions described above were customary. Pegasus anticipates that it or its subsidiaries may engage the services of CIBC World Markets in the future, although no such engagement is currently contemplated.

Investment in Personalized Media Communications, LLC and Licensing of Patents

         On January 13, 2000, Pegasus made an investment in Personalized Media Communications, LLC. Personalized Media is an advanced communications technology company that owns as intellectual property portfolio consisting of seven issued U.S. patents and over 10,000 claims submitted in several hundred pending U.S. patent applications. A majority of pending claims are based on a 1981 filing date, with the remainder based on a 1987 filing date. Mary C. Metzger, Chairman of Personalized Media and a member of Pegasus' board of directors, and John C. Harvey, Managing Member of Personalized Media and Ms. Metzger's husband, own a majority of and control Personalized Media as general partners of the Harvey Family Limited Partnership.

         A subsidiary of Personalized Media granted Pegasus an exclusive license for the distribution of satellite based services using Ku band BSS frequencies at the 101o, 110o and 119o West Longitude orbital locations and Ka band FSS frequencies at the 99(degree), 101(degree), 103(degree) and 125(degree) West Longitude orbital locations, which frequencies have been licensed by the FCC to affiliates of Hughes Electronics Corporation. In addition, Personalized Media granted to Pegasus the right to license on an exclusive basis and on favorable terms the patent portfolio of Personalized Media in connection with other frequencies that may be licensed to Pegasus in the future.

         The license granted by Personalized Media's subsidiary provides rights to all claims covered by Personalized Media's patent portfolio, including functionality for automating the insertion of programming at a direct broadcast satellite uplink, the enabling of pay-per-view buying, the authorization of receivers, the assembly of records of product and service selections made by viewers including the communication of this information to billing and fulfillment operations, the customizing of interactive program guide features and functions made by viewers and the downloading of software to receivers by broadcasters. Pegasus will pay license fees to Personalized Media of $100,000 per year for three years.

         Pegasus acquired preferred interests of Personalized Media for approximately $14.3 million in cash, 200,000 shares of Pegasus' Class A common stock and Pegasus' agreement, subject to certain conditions, to issue warrants to purchase 1.0 million shares of Pegasus' Class A common stock at an exercise price of $90.00 per share and with a term of ten years. After certain periods of time, Personalized Media may redeem the preferred interests, and Pegasus may require the redemption of preferred interests, in consideration for Personalized Media's transfer to Pegasus of Personalized Media's ownership interest in its wholly-owned subsidiary that holds the exclusive license from Personalized Media for the rights that are licensed to Pegasus. Pegasus may also be required to make an additional payment to Personalized Media if certain contingencies occur that Pegasus believes are unlikely to occur. Because of the speculative nature of the contingencies, it is not possible to estimate the amount of any such additional payments, but in some cases it could be material. As part of the transaction, Personalized Media will be entitled to designate one nominee to serve on Pegasus' board of directors. Mary C. Metzger is currently serving as Personalized Media's designee.

Other Transactions

         In 1999, Pegasus loaned $199,999 to Nicholas A. Pagon, Pegasus' Vice President of Broadcast Operations, bearing interest at the rate of 6% per annum, with the principal amount due on the fifth anniversary of the date of the promissory note. Mr. Pagon is required to use half of the proceeds of the loan to purchase shares of Class A common stock, and the loan is collateralized by those shares. The balance of the loan proceeds may be used at Mr. Pagon's discretion.

                                     PART IV

ITEM 14: EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

         (a)      The following documents are filed as part of this Report:

                  (1)      Financial Statements

                           The financial statements filed as part of this Report are listed on the Index to Financial Statements on page F-1.

                  (2)      Financial Statement Schedules


                                                                          Page
                                                                          ----
                  Report of PricewaterhouseCoopers LLP.....................S-1
                  Schedule II - Valuation and Qualifying Accounts..........S-2

         All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                  (3)      Exhibits

Exhibit
Number       Description of Document
-------      -----------------------

  2.1 Agreement and Plan of Merger dated January 10, 2000, as amended on January 25, 2000, by and among Pegasus, Golden Sky and certain stockholders of Pegasus and Golden Sky (which is incorporated by reference to Exhibit 2.1 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  2.2 Asset Purchase Agreement dated as of January 16, 1998 between Avalon Cable of New England, LLC and Pegasus Cable Television, Inc. and Pegasus Cable Television of Connecticut, Inc. (which is incorporated by reference herein to Pegasus' Form 8-K dated January 16, 1998).

  2.3 Asset Purchase Agreement dated as of July 23, 1998 among Pegasus Cable Television, Inc., Cable Systems USA, Partners, J&J Cable Partners, Inc. and PS&G Cable Partners, Inc. (which is incorporated by reference herein to Pegasus' Form 10-Q dated August 13, 1998).

  3.1 Certificate of Incorporation of Pegasus, as amended (which is incorporated by reference herein to Exhibit 3.1 to Pegasus' Form 10-Q dated August 13, 1999).

  3.2 By-Laws of Pegasus, as amended, (which is incorporated by reference to Exhibit 3.1 to Pegasus' Form 10-Q dated May 14, 1998).

  3.3 Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 12.75% Series A Cumulative Exchangeable Preferred Stock which is incorporated by reference to Exhibit 3.3 to Pegasus' Registration Statement on Form S-1 (File No. 333-23595).

  3.4 Certificate of Designation, Preferences and Rights of Series B Junior Convertible Participating Preferred Stock (which is incorporated by reference to Exhibit 3.4 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  3.5 Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitation and Restrictions Thereof of 61/2% Series C Convertible Preferred Stock (which is incorporated by reference to Exhibit 3.5 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  3.6 Certificate of Designation, Preferences and Rights of Series D Junior Convertible Participating Preferred Stock (which is incorporated by reference to Exhibit 3.6 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  3.7* Certificate of Designation, Preferences and Rights of Series E Junior Convertible Participating Preferred Stock.

Exhibit
Number         Description of Document
-------        -----------------------

 4.1 Indenture, dated as of July 7, 1995, by and among Pegasus Media & Communications, Inc., the Guarantors (as this term is defined in the Indenture), and First Fidelity Bank, National Association, as Trustee, relating to the 12 1/2% Series B Senior Subordinated Notes due 2005 (including the form of Notes and Subsidiary Guarantee) (which is incorporated herein by reference to Exhibit
               4.1 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

 4.2 Form of 12 1/2% Series B Senior Subordinated Notes due 2005 (included in Exhibit 4.1 above).

 4.3 Form of Subsidiary Guarantee with respect to the 12 1/2% Series B Senior Subordinated Notes due 2005 (included in Exhibit 4.1 above).

 4.4 Indenture by and between Pegasus and First Union National Bank, as trustee, relating to the Exchange Notes (which is incorporated herein by reference to Exhibit 4.4 to Pegasus' Registration Statement on Form S-1 (File No. 333-18739)).

 4.5 Indenture, dated as of October 21, 1997, by and between Pegasus Communications Corporation and First Union National Bank, as trustee, relating to the 9 5/8% Senior Notes due 2005 (which is incorporated by reference herein to Exhibit 4.1 to Amendment No. 1 to Pegasus' Form 8-K dated September 8, 1997).

 4.6 Indenture, dated as of November 30, 1998, by and between Pegasus Communications Corporation and First Union National Bank, as trustee, relating to the 9 3/4% Senior Notes due 2006 (which is incorporated by reference to Exhibit 4.6 to Pegasus' Registration Statement on Form S-3 (File No. 333-70949)).

 4.7 Indenture, dated as of November 19, 1999, by and between Pegasus and First Union National Bank, as Trustee, relating to the 12 1/2% Senior Notes due 2007 (which is incorporated by reference to Exhibit 4.1 to Pegasus' Registration Statement on Form S-4 (File No. 333-94231)).

10.1 Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcasting Company and D. & K. Broadcast Properties L.P. relating to television station WDBD (which is incorporated herein by reference to Exhibit 10.5 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

10.2 Agreement and Amendment to Station Affiliation Agreement, dated as of June 11, 1993, between Fox Broadcasting Company and Donatelli & Klein Broadcast relating to television station WDBD (which is incorporated herein by reference to Exhibit 10.6 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

10.3 Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcast Company and Scranton TV Partners Ltd. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.8 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

10.4 Agreement and Amendment to Station Affiliation Agreement, dated June 11, 1993, between Fox Broadcasting Company and Scranton TV Partners, Ltd. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.9 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

10.5 Amendment to Fox Broadcasting Company Station Affiliation Agreement Regarding Network Nonduplication Protection, dated December 2, 1993, between Fox Broadcasting Company and Pegasus Broadcast Television, L.P. relating to television stations WOLF, WWLF, and WILF (which is incorporated herein by reference to Exhibit 10.10 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

10.6 Consent to Assignment, dated May 1, 1993, between Fox Broadcasting Company and Pegasus Broadcast Television, L.P. relating to television station WOLF (which is incorporated herein by reference to Exhibit 10.11 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

10.7 Station Affiliation Agreement, dated March 30, 1992, between Fox Broadcasting Company and WDSI Ltd. relating to television station WDSI (which is incorporated herein by reference to Exhibit 10.12 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

10.8 Agreement and Amendment to Station Affiliation Agreement, dated June 11, 1993, between Fox Broadcasting Company and Pegasus Broadcast Television, L.P. relating to television station WDSI (which is incorporated herein by reference to Exhibit 10.13 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

Exhibit
Number         Description of Document
-------        -----------------------

  10.9 Franchise Agreement for Mayaguez, Puerto Rico (which is incorporated herein by reference to Exhibit 10.14 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

  10.10 NRTC/Member Agreement for Marketing and Distribution of DBS Services, dated June 24, 1993, between the National Rural Telecommunications Cooperative and Pegasus Cable Associates, Ltd. (which is incorporated herein by reference to Exhibit 10.28 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042) (other similar agreements with the National Rural Telecommunications Cooperative are not being filed but will be furnished upon request, subject to restrictions on confidentiality)).

  10.11 Amendment to NRTC/Member Agreement for Marketing and Distribution of DBS Services, dated June 24, 1993, between the National Rural Telecommunications Cooperative and Pegasus Cable Associates, Ltd. (which is incorporated herein by reference to Exhibit 10.29 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

  10.12 DIRECTV Sign-Up Agreement, dated May 3, 1995, between DIRECTV, Inc. and Pegasus Satellite Television, Inc. (which is incorporated herein by reference to Exhibit 10.30 to Pegasus Media & Communications, Inc.'s Registration Statement on Form S-4 (File No. 33-95042)).

  10.13 Franchise Agreement granted to Dom's Tele-Cable, Inc., to build and operate cable television systems for the municipalities of Cabo Rojo, San German, Lajas, Hormigueros, Guanica, Sabana Grande and Maricao (which is incorporated herein by reference to Exhibit 2 to Pegasus Media & Communications, Inc.'s Form 8-K dated March 21, 1996).

  10.14 Franchise Agreement granted to Dom's Tele-Cable, Inc. to build and operate cable television systems for the municipalities of Anasco, Rincon and Las Marias (which is incorporated herein by reference to Exhibit 3 to Pegasus Media & Communications, Inc.'s Form 8-K dated March 21, 1996).

  10.15 Credit Agreement dated January 14, 2000 among Pegasus Media & Communications, Inc., the lenders thereto, CIBC World Markets Corp., Deutsche Bank Securities Inc., Canadian Imperial Bank of Commerce, Bankers Trust Company and Fleet National Bank (which is incorporated by reference to Exhibit 10.7 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  10.16+ Pegasus Restricted Stock Plan (as amended and restated generally effective as of December 18, 1998) (which is incorporated by reference to Exhibit 10.2 to Pegasus' Form 10-Q dated August 13,
               1999).

  10.17+ Option Agreement for Donald W. Weber (which is incorporated by reference to Exhibit 10.29 Pegasus' Registration Statement on Form S-1 (File No. 333-05057)).

  10.18+ Pegasus Communications 1996 Stock Option Plan (as amended and restated effective as of April 23, 1999) (which is incorporated by reference to Exhibit 10.1 to Pegasus' Form 10-Q dated August 13, 1999).

  10.19+ Amendment to Option Agreement for Donald W. Weber, dated December 19, 1996 (which is incorporated by reference to Exhibit 10.31 to Pegasus' Registration Statement on Form S-1 (File No. 333-18739)).

  10.20 Warrant Agreement between Pegasus and First Union National Bank, as Warrant Agent relating to the Warrants issued in connection with Pegasus' Series A preferred stock (which is incorporated by reference to Exhibit 10.32 to Pegasus' Registration Statement on Form S-1 (File No. 333-23595)).

  10.21 Class B Preferred Unit Subscription Agreement between Pegasus Communications Corporation and Personalized Media Communications, L.L.C. dated January 10, 2000 (which is incorporated by reference to Exhibit 10.3 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  10.22        Amendment No. 1, dated January 24, 2000, to the Class B
               Preferred Unit Subscription Agreement between Pegasus Communications Corporation and Personalized Media Communications, L.L.C. dated January 10, 2000 (which is incorporated by reference to Exhibit 10.9 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  10.23 Patent License Agreement dated January 13, 2000 between PMC Satellite Development, L.L.C. and Personalized Media Communications L.L.C. (which is incorporated by reference to Exhibit 10.4 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  10.24 Second Amended and Restated Operating Agreement of Personalized Media Communications, L.L.C. dated January 13, 2000 between Pegasus Communications Corporation and Personalized

Exhibit
Number         Description of Document
-------        -----------------------

               Media Communications L.L.C. (which is incorporated by reference to Exhibit 10.5 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  10.25 Series PMC Warrant Agreement dated January 13, 2000 between Pegasus Communications Corporation and Personalized Media Communications, L.L.C. (which is incorporated by reference to Exhibit 10.6 to Pegagus' Registration Statement on Form S-4 (File No. 333-31080)).

  10.26 Agreement, effective as of September 13, 1999, by and among ADS Alliance Data Systems, Inc., Pegasus Satellite Television, Inc. and Digital Television Services, Inc. (which is incorporated by reference to Exhibit 10.1 to Pegasus' Form 10-Q dated November 12, 1999).

  10.27 Amendment dated December 30, 1999, to ADS Alliance Agreement among ADS Alliance Data Systems, Inc., Pegasus Satellite Television, Inc. and Digital Television Securities, Inc., dated September 13, 1999 (which is incorporated by reference to Exhibit
               10.8 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  10.28 Patent License Agreement dated January 13, 2000 between PMC Satellite Development, L.L.C. and Pegasus Development Corporation (which is incorporated by reference to Exhibit 10.10 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

  10.29* Renewal Franchise Agreement dated as of March 19, 1999, granted to Pegasus Cable Television of San German, Inc. to build and operate cable television systems for the municipalities of Aguadilla, Aguada, Quebradillas, Moca and Isabela.

  21.1*        Subsidiaries of Pegasus.

  23.1*        Consent of PricewaterhouseCoopers LLP.

  24.1*        Powers of Attorney (included in Signatures and Powers of
               Attorney).

  27.1         Financial Data Schedule (which is incorporated by reference to
               Exhibit 27.1 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).
---------------------------------
* Filed herewith.
+ Indicates a management contract or compensatory plan.

         (b)      Reports on Form 8-K.

                  On January 12, 2000, Pegasus filed a Current Report on Form 8-K dated January 12, 2000 reporting under Item 5 its intention to offer its Series C Convertible Preferred Stock in a private offering.

                  On January 12, 2000, Pegasus filed a Current Report on Form 8-K dated November 19, 1999 reporting under Item 5 the following events: (i) the completion of an offer to exchange $155.0 million in principal amount of Pegasus' 121/2% Series A Senior Notes due 2007 for $155.0 million in principal amount of outstanding Senior Subordinated Notes due 2007 of its subsidiaries, Digital Television Services, Inc. and DTS Capital, Inc. (ii) the results of Pegasus' fourth quarter; (iii) Pegasus entering into a merger agreement with Golden Sky Holdings, Inc., the second largest independent distributor of DIRECTV programming; (iv) information relating to other pending Direct Broadcast Satellite acquisitions; (v) the completion of certain direct broadcast satellite acquisitions that had been made from October 1, 1999 through January 10, 2000;
(vi) Pegasus' investment in Personalized Media Communications, LLC; (vii) Pegasus entering into a letter of intent to sell its cable system in Puerto Rico; (viii) the intention of Pegasus Media & Communications, a wholly-owned subsidiary, to enter into a new credit facility; and (ix) certain information regarding the litigation with DIRECTV.

                  On February 2, 2000, Pegasus filed Amendment No. 1 to its Current Report on Form 8-K dated November 19, 1999 to report updated information relating to the consummation of its private offering of $300.0 million in liquidation preference of its Series C Convertible Preferred Stock. Amendment No. 1 included under Item 7 certain financial statements relating to Pegasus' proposed merger with Golden Sky Holdings, Inc.

                  On February 16, 2000, Pegasus filed Amendment No. 2 to its Current Report on Form 8-K dated November 19, 1999, as amended by Amendment No. 1 filed on February 2, 2000 to report updated information regarding the litigation with DIRECTV and to amend and replace certain information in Item 7 with the filing of a new exhibit 99.3.

                        SIGNATURES AND POWERS OF ATTORNEY

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       PEGASUS COMMUNICATIONS CORPORATION

                       By: /s/ Marshall W. Pagon
                       -------------------------
                       Marshall W. Pagon
                       Chairman of the Board,
                       Chief Executive Officer and President

Date: March 9, 2000

         Know all men by these presents, that each person whose signature appears below hereby constitutes and appoints Marshall W. Pagon, Robert N. Verdecchio and Ted S. Lodge and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his substitutes may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                       /s/ Marshall W. Pagon                   Chairman of the Board, Chief                 March 9, 2000
                       ---------------------                   Executive Officer and President
                           Marshall W. Pagon
               (Principal Executive Officer)

                    /s/ Robert N. Verdecchio                   Senior Vice President and Director           March 9, 2000
                    ------------------------
                        Robert N. Verdecchio

                          /s/ M. Kasin Smith                   Vice President and Acting Chief              March 9, 2000
                          ------------------                   Financial Officer
                              M. Kasin Smith
 (Principal Financial and Accounting Officer)

                       /s/ Michael C. Brooks                   Director                                     March 9, 2000
                        --------------------
                           Michael C. Brooks

                     /s/ Harry F. Hopper III                   Director                                     March 9, 2000
                     -----------------------
                         Harry F. Hopper III

                   /s/ James J. McEntee, III                   Director                                     March 9, 2000
                   -------------------------
                       James J. McEntee, III

                         /s/ Mary C. Metzger                   Director                                     March 9, 2000
                         -------------------
                             Mary C. Metzger

                      /s/ William P. Phoenix                   Director                                     March 9, 2000
                      ----------------------
                          William P. Phoenix

                         /s/ Donald W. Weber                   Director                                     March 9, 2000
                         -------------------
                             Donald W. Weber

                        /s/ Riordon B. Smith                   Director                                     March 9, 2000
                        --------------------
                            Riordon B. Smith

                       PEGASUS COMMUNICATIONS CORPORATION
                          INDEX TO FINANCIAL STATEMENTS


                                                                                                                Page
                                                                                                                ----
Report of PricewaterhouseCoopers LLP.............................................................................F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999.....................................................F-3

Consolidated Statements of Operations for the years ended December 31, 1997,
   1998 and 1999.................................................................................................F-4

Consolidated Statements of Changes in Total Equity (Deficit) for the years ended
  December 31, 1997, 1998 and 1999...............................................................................F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1997,
   1998 and 1999.................................................................................................F-6

Notes to Consolidated Financial Statements.......................................................................F-7


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Pegasus Communications
Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and changes in total equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Pegasus Communications Corporation and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with accounting standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
February 11, 2000

                       Pegasus Communications Corporation
                           Consolidated Balance Sheets
                             (Dollars in thousands)

                                                                                              December 31,   December 31,
                                                                                                 1998            1999
                                                                                              ------------   ------------
                                        ASSETS
Current assets:
  Cash and cash equivalents..........................................................          $54,505          $40,453
  Restricted cash....................................................................           21,479            2,379
  Accounts receivable, less allowance of $567 and $1,410, respectively...............           20,882           31,984
  Inventory..........................................................................            5,427           10,020
  Program rights.....................................................................            3,157            4,373
  Deferred taxes.....................................................................            2,603              536
  Prepaid expenses and other.........................................................            1,207            4,597
                                                                                              --------         --------
    Total current assets.............................................................          109,260           94,342
Property and equipment, net..........................................................           34,067           44,415
Intangible assets, net...............................................................          729,406          760,637
Program rights.......................................................................            3,428            5,732
Deferred taxes.......................................................................            9,277           30,371
Investment in affiliate..............................................................               --            4,598
Deposits and other...................................................................              872            5,237
                                                                                              --------         --------
    Total assets.....................................................................         $886,310         $945,332
                                                                                              ========         ========

                               LIABILITIES AND TOTAL EQUITY
Current liabilities:
  Current portion of long-term debt..................................................          $14,399          $15,488
  Accounts payable...................................................................            4,795            8,999
  Accrued interest...................................................................           17,465           11,592
  Accrued satellite programming, fees and commissions................................           22,681           37,885
  Accrued expenses...................................................................            9,599           14,139
  Amounts due seller.................................................................               --            6,729
  Current portion of program rights payable..........................................            2,432            4,446
                                                                                              --------         --------
    Total current liabilities........................................................           71,371           99,278
Long-term debt.......................................................................          544,629          668,926
Program rights payable...............................................................            2,472            4,211
Deferred taxes.......................................................................           80,672           90,310
                                                                                              --------         --------
    Total liabilities................................................................          699,144          862,725
                                                                                              --------         --------
Commitments and contingent liabilities...............................................               --               --
Minority interest....................................................................            3,000            3,000
Preferred Stock; $0.01 par value; 5.0 million shares authorized......................               --               --
Series A Preferred Stock; $0.01 par value; 143,684 shares authorized;
  119,369 and 135,073 issued and outstanding.........................................          126,028          142,734
Common stockholders' equity (deficit):
  Class A Common Stock; $0.01 par value; 50.0 million shares authorized;
    11,315,809 and 15,216,510 issued and outstanding.................................              113              152
  Class B Common Stock; $0.01 par value; 15.0 million shares authorized;
    4,581,900 issued and outstanding.................................................               46               46
  Non-Voting Common Stock; $0.01 par value; 20.0 million shares
    authorized.......................................................................               --               --
  Additional paid-in capital.........................................................          173,871          237,566
  Deficit............................................................................         (115,892)        (300,704)
  Class A Common Stock in treasury, at cost; 4,253 shares............................               --             (187)
                                                                                              --------         --------
    Total common stockholders' equity (deficit)......................................           58,138          (63,127)
                                                                                              --------         --------
    Total liabilities and stockholders' equity (deficit).............................         $886,310         $945,332
                                                                                              ========         ========

           See accompanying notes to consolidated financial statements

                       Pegasus Communications Corporation
                      Consolidated Statements of Operations
                  (Dollars in thousands, except per share data)

                                                                                        Years Ended December 31,
                                                                                 ----------------------------------------
                                                                                   1997            1998            1999
                                                                                   ----            ----            ----
Net revenues:
  DBS......................................................................      $ 38,254        $147,142        $286,353
  Broadcast................................................................        31,876          34,311          36,415
                                                                                 --------        --------       ---------

    Total net revenues.....................................................        70,130         181,453         322,768
Operating expenses:
  DBS
    Programming, technical, general and administrative.....................        26,042         102,419         201,158
    Marketing and selling..................................................         5,973          45,706         117,774
    Incentive compensation.................................................           795           1,159           1,592
    Depreciation and amortization..........................................        17,042          59,077          82,744
  Broadcast
    Programming, technical, general and administrative.....................        15,672          18,056          22,812
    Marketing and selling..................................................         5,704           5,993           6,304
    Incentive compensation.................................................           298             177              57
    Depreciation and amortization..........................................         3,754           4,557           5,144
  Corporate expenses.......................................................         2,256           3,614           5,975
  Corporate depreciation and amortization..................................         1,353           2,105           3,119
  Other expense, net.......................................................           630           1,409           1,995
                                                                                 --------        --------       ---------

     Loss from operations..................................................        (9,389)        (62,819)       (125,906)
Interest expense...........................................................       (14,275)        (44,559)        (64,904)
Interest income............................................................         1,508           1,586           1,356
                                                                                 --------        --------       ---------

  Loss from continuing operations before income taxes, equity loss
    and extraordinary items................................................       (22,156)       (105,792)       (189,454)
Provision (benefit) for income taxes.......................................           168            (901)         (8,892)
Equity in net loss of unconsolidated affiliate.............................            --              --            (201)
                                                                                 --------        --------       ---------

  Loss from continuing operations before extraordinary items...............       (22,324)       (104,891)       (180,763)
Discontinued operations:
  Income from discontinued operations of cable segment, net of
    income taxes...........................................................           257           1,047           2,128
  Gain on sale of discontinued operations, net of income taxes.............         4,451          24,727              --
                                                                                 --------        --------       ---------

  Loss before extraordinary items..........................................       (17,616)        (79,117)       (178,635)
Extraordinary loss from extinquishment of debt, net........................        (1,656)             --          (6,178)
                                                                                 --------        --------       ---------

  Net loss.................................................................       (19,272)        (79,117)       (184,813)
  Preferred stock dividends................................................        12,215          14,764          16,706
                                                                                 --------        --------       ---------

  Net loss applicable to common shares.....................................      ($31,487)       ($93,881)      ($201,519)
                                                                                 ========        ========       =========


Basic and diluted earnings per common share:
  Loss from continuing operations..........................................        $(3.50)         $(8.46)        $(10.46)
  Income from discontinued operations......................................          0.03            0.07            0.11
  Gain on sale of discontinued operations..................................          0.45            1.75              --
                                                                                   ------          ------         -------

  Loss before extraordinary items..........................................         (3.02)          (6.64)         (10.35)
  Extraordinary loss.......................................................         (0.17)             --           (0.33)
                                                                                   ------          ------         -------

  Net loss.................................................................        $(3.19)         $(6.64)        $(10.68)
                                                                                   ======          ======         =======

  Weighted average shares outstanding (000's)..............................         9,858          14,130          18,875
                                                                                   ======          ======         =======


           See accompanying notes to consolidated financial statements

                       Pegasus Communications Corporation
          Consolidated Statements of Changes in Total Equity (Deficit)
                                 (In thousands)

                                                                                        Common Stock
                                                                   -------------------------------------------------------
                                                                   Series A                                     Additional
                                                                   Preferred          Number        Par           Paid-In
                                                                     Stock           of Shares     Value          Capital
                                                                   ---------         ---------     -----        ----------
Balances at January 1, 1997...................................           --            9,245         $92          $57,736
Net loss
Issuance of Class A Common Stock due to:
  Acquisitions................................................                           958          10           15,188
  Incentive compensation and awards...........................                           119           1            1,307
Issuance of Series A Preferred Stock due to:
  Unit Offering...............................................     $100,000
  Paid and accrued dividends..................................       12,215                                       (12,215)
Issuance of warrants due to:
  Acquisitions................................................                                                      1,068
  Unit Offering...............................................         (951)                                          951
                                                                   --------                                      --------

Balances at December 31, 1997.................................      111,264           10,322         103           64,035
Net loss
Issuance of Class A Common Stock due to:
  Acquisitions................................................                         5,509          55          119,641
  Incentive compensation and awards...........................                            67           1            1,414
Issuance of Series A Preferred Stock due to:
  Paid and accrued dividends..................................       14,764                                       (14,764)
Issuance of warrants and options due to:
  Acquisitions................................................                                                      3,545
                                                                                                                 --------

Balances at December 31, 1998.................................      126,028           15,898         159          173,871
Net loss
Issuance of Class A Common Stock due to:
  Secondary Offering..........................................                         3,616          36           74,857
  Acquisitions................................................                            12          --              550
  Exercise of warrants and options............................                           220           2            2,781
  Incentive compensation and awards...........................                            52           1            1,399
Issuance of Series A Preferred Stock due to:
  Paid and accrued dividends..................................       16,706                                       (16,706)
Issuance of warrants due to:
  Acquisitions................................................                                                        814
Repurchase of Class A Common Stock

Balances at December 31, 1999.................................     $142,734           19,798        $198         $237,566
                                                                   ========           ======        ====         ========


                                   (Continued)

           See accompanying notes to consolidated financial statements

                       Pegasus Communications Corporation
          Consolidated Statements of Changes in Total Equity (Deficit)
                                 (In thousands)

                                                                                Treasury Stock                   Total
                                                             Retained       ----------------------              Common
                                                             Earnings        Number                           Stockholders'
                                                             (Deficit)      of Shares         Cost          Equity (Deficit)
                                                             ---------      ---------         ----          ----------------

Balances at January 1, 1997.............................      ($17,502)            --           --              $40,326
Net loss................................................       (19,272)                                         (19,272)
Issuance of Class A Common Stock due to:
  Acquisitions..........................................                                                         15,198
  Incentive compensation and awards.....................                                                          1,308
Issuance of Series A Preferred Stock due to:
  Unit Offering
  Paid and accrued dividends............................                                                        (12,215)
Issuance of warrants due to:
  Acquisitions..........................................                                                          1,068
  Unit Offering.........................................                                                            951
                                                                                                               --------

Balances at December 31, 1997...........................       (36,774)            --           --               27,364
Net loss................................................       (79,117)                                         (79,117)
Issuance of Class A Common Stock due to:
  Acquisitions..........................................                                                        119,696
  Incentive compensation and awards.....................                                                          1,415
Issuance of Series A Preferred Stock due to:
  Paid and accrued dividends............................                                                        (14,764)
Issuance of warrants and options due to:
  Acquisitions..........................................                                                          3,545
                                                                                                               --------

Balances at December 31, 1998...........................      (115,891)            --           --               58,139
Net loss................................................      (184,813)                                        (184,813)
Issuance of Class A Common Stock due to:
  Secondary Offering....................................                                                         74,893
  Acquisitions..........................................                                                            550
  Exercise of warrants and options......................                                                          2,783
  Incentive compensation and awards.....................                                                          1,400
Issuance of Series A Preferred Stock due to:
  Paid and accrued dividends............................                                                        (16,706)
Issuance of warrants due to:
  Acquisitions..........................................                                                            814
Repurchase of Class A Common Stock......................                        4            ($187)                (187)
                                                                                -            -----             --------

Balances at December 31, 1999...........................     ($300,704)         4            ($187)            ($63,127)
                                                             =========          =            =====             ========

           See accompanying notes to consolidated financial statements

                       Pegasus Communications Corporation
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                                        Years Ended December 31,
                                                                             ----------------------------------------------
                                                                               1997              1998               1999
                                                                             --------          ---------          ---------
Cash flows from operating activities:
  Net loss............................................................       ($19,272)         ($79,117)          ($184,813)
  Adjustments to reconcile net loss to net cash provided (used)
   by operating activities:
   Extraordinary loss on extinguishment of debt, net..................          1,656                --               6,178
   Depreciation and amortization......................................         27,792            70,731              97,989
   Program rights amortization........................................          1,716             2,366               3,686
   Accretion on discount of bonds and seller notes....................            394             1,320               1,446
   Stock incentive compensation.......................................          1,274             1,452               2,002
   Gain on disposal of assets.........................................             --                --                 (78)
   Gain on sale of cable systems......................................         (4,451)          (24,727)                 --
   Equity in net loss of unconsolidated affiliate.....................             --                --                 201
   Bad debt expense...................................................          1,142             2,851               8,369
   Deferred income taxes..............................................            200              (896)             (8,892)
   Change in assets and liabilities:
    Accounts receivable...............................................         (5,608)           (6,464)            (18,982)
    Inventory.........................................................           (116)           (3,105)             (4,422)
    Prepaid expenses and other........................................            305              (244)             (3,315)
    Accounts payable and accrued expenses.............................          5,834             9,747              21,985
    Accrued interest..................................................          2,585             4,372              (5,873)
    Capitalized subscriber acquisition costs..........................         (4,515)               --                  --
    Deposits and other................................................           (458)             (248)             (4,360)
                                                                             --------          --------           ---------

   Net cash provided (used) by operating activities...................          8,478           (21,962)            (88,879)
                                                                             --------          --------           ---------

Cash flows from investing activities:
   Acquisitions.......................................................       (133,886)         (109,340)           (106,907)
   Cash acquired from acquisitions....................................            379             3,284                   5
   Capital expenditures...............................................         (9,929)          (12,400)            (14,784)
   Purchase of intangible assets......................................         (3,034)          (10,489)             (4,552)
   Payments for programming rights....................................         (2,584)           (2,561)             (3,452)
   Proceeds from sale of assets.......................................             --                --                 509
   Proceeds from sale of cable system.................................          6,945            30,133                  --
   Investment in affiliate............................................             --                --              (4,800)
                                                                             --------          --------           ---------

  Net cash used for investing activities..............................       (142,109)         (101,373)           (133,981)
                                                                             --------          --------           ---------
Cash flows from financing activities:
   Proceeds from long-term debt.......................................        115,000           100,000                  --
   Repayments of long-term debt.......................................           (320)          (14,572)            (14,291)
   Borrowings on bank credit facilities...............................         94,726           108,800             180,900
   Repayments of bank credit facilities...............................       (124,326)          (64,400)            (50,600)
   Restricted cash....................................................         (1,220)            7,541              19,100
   Debt issuance costs................................................        (10,237)           (3,179)             (3,608)
   Capital lease repayments...........................................           (337)             (399)               (183)
   Proceeds from issuance of Class A Common Stock.....................             --                --              82,334
   Proceeds from issuance of Series A Preferred Stock.................        100,000                --                  --
   Underwriting and stock offering costs..............................         (4,188)               --              (4,657)
   Repurchase of Class A Common Stock.................................             --                --                (187)
                                                                             --------          --------           ---------

  Net cash provided by financing activities...........................        169,098           133,791             208,808
                                                                             --------          --------           ---------

Net increase (decrease) in cash and cash equivalents..................         35,467            10,456             (14,052)
Cash and cash equivalents, beginning of year..........................          8,582            44,049              54,505
                                                                             --------          --------           ---------

Cash and cash equivalents, end of year................................        $44,049           $54,505             $40,453
                                                                             ========          ========           =========

           See accompanying notes to consolidated financial statements

                       PEGASUS COMMUNICATIONS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       The Company:

         Pegasus Communications Corporation ("Pegasus" or together with its subsidiaries, the "Company") operates in growing segments of the media industry and is a direct subsidiary of Pegasus Communications Holdings, Inc. ("PCH" or the "Parent"). Pegasus' significant direct operating subsidiaries are Pegasus Media & Communications, Inc. ("PM&C") and Digital Television Services, Inc. ("DTS").

         PM&C's subsidiaries provide direct broadcast satellite television ("DBS") services to customers in certain rural areas of the United States; own and/or program broadcast television ("Broadcast" or "TV") stations affiliated with the Fox Broadcasting Company ("Fox"), United Paramount Network ("UPN") and The WB Television Network ("WB"); and own and operate a cable television ("Cable") system that provides service to individual and commercial subscribers in Puerto Rico. DTS and its subsidiaries provide DBS services to customers in certain rural areas of the United States.

2.       Summary of Significant Accounting Policies:

Basis of Presentation:

         The accompanying consolidated financial statements include the accounts of Pegasus and all of its subsidiaries. All intercompany transactions and balances have been eliminated. Certain amounts for 1997 and 1998 have been reclassified for comparative purposes.

Use of Estimates in the Preparation of Financial Statements:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingencies. Actual results could differ from those estimates. Significant estimates relate to barter transactions and the useful lives and recoverability of intangible assets.

Cash and Cash Equivalents:

         Cash and cash equivalents include highly liquid investments purchased with an initial maturity of three months or less. The Company has cash balances in excess of the federally insured limits at various banks.

Restricted Cash:

         The Company had restricted cash held in escrow of approximately $21.5 million and $2.4 million at December 31, 1998 and 1999, respectively. At December 31, 1998, $18.9 million was to fund interest payments on the DTS Notes, $1.6 million was to collateralize certain outstanding loans and $1.0 million was held in escrow for the purchase of a cable system serving Aguadilla, Puerto Rico. At December 31, 1999, $2.4 million is to collateralize certain outstanding loans.

Inventories:

         Inventories consist of equipment held for resale to customers and installation supplies. Inventories are stated at the lower of cost or market on a first-in, first-out basis.

Long-Lived Assets:

         The Company's assets are reviewed for impairment whenever events or circumstances provide evidence which suggest the carrying amounts may not be recoverable. The Company assesses the recoverability of its assets by determining whether the depreciation or amortization of the respective asset balance can be recovered through projected undiscounted future cash flows. To date, no such impairments have occurred.

Property and Equipment:

         Property and equipment are stated at cost. The cost and related accumulated depreciation of assets fully depreciated, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains or losses are included in the

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

2.       Summary of Significant Accounting Policies: -- (Continued)

statement of operations. For cable television systems, initial subscriber installation costs including material, labor and overhead costs of the hookup are capitalized as part of the distribution facilities. The costs of disconnection and reconnection are charged to expense. Satellite equipment that is leased to customers is stated at cost.

         Depreciation is computed for financial reporting purposes using the straight-line method based upon the following lives:

                Reception and distribution facilities...........   7 to 11 years
                Transmitter equipment...........................   5 to 10 years
                Equipment, furniture and fixtures...............   5 to 10 years
                Building and improvements.......................  12 to 39 years
                Vehicles and other equipment....................   3 to  5 years

Intangible Assets:

         Intangible assets are stated at cost. The cost and related accumulated amortization of assets fully amortized, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains or losses are included in the statement of operations. Costs of successful franchise applications are capitalized and amortized over the lives of the related franchise agreements, while unsuccessful franchise applications and abandoned franchises are charged to expense. Financing costs incurred in obtaining long-term financing are amortized over the term of the applicable loan.

         Amortization of intangible assets is computed for financial reporting purposes using the straight-line method based upon the following lives:

                Network affiliation agreements..................   40 years
                Goodwill........................................   40 years
                DBS rights......................................   10 years
                Broadcast licenses..............................   7 years
                Other intangibles...............................   2 to 14 years

Revenue:

         The Company operates in growing segments of the media industry: DBS and Broadcast. The Company recognizes revenue in its DBS operations when video and audio services are provided. The Company recognizes revenue in its Broadcast operations when advertising spots are broadcast.

         The Company obtains a portion of its TV programming through its network affiliations with Fox, UPN and WB and also through independent producers. The Company does not make any direct payments for this programming. Instead, the Company retains a portion of the available advertisement spots to sell on its own account. Barter programming revenue and the related expense are recognized when the advertisements sold by the networks or independent producers are broadcast. Gross barter amounts of $7.5 million, $8.1 million and $7.6 million for 1997, 1998 and 1999, respectively, are included in Broadcast revenue and programming expense in the accompanying consolidated statements of operations.

Advertising Costs:

         Advertising costs are charged to operations in the period incurred and totaled approximately $3.6 million, $14.0 million and $23.3 million for the years ended December 31, 1997, 1998 and 1999, respectively.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

2.       Summary of Significant Accounting Policies: -- (Continued)

Program Rights:

         The Company enters into agreements to show motion pictures and syndicated programs on television. The Company records the right and associated liabilities for those films and programs when they are currently available for showing. These rights are recorded at the lower of unamortized cost or estimated net realizable value and are amortized on the straight-line method over the license period, which approximates amortization based on the estimated number of showings during the contract period. Amortization of $1.7 million, $2.4 million and $3.7 million is included in Broadcast programming expense for the years ended December 31, 1997, 1998 and 1999, respectively. The obligations arising from the acquisition of film rights are recorded at the gross amount. Payments for the contracts are made pursuant to the contractual terms over periods which are generally shorter than the license periods.

Income Taxes:

         The Company accounts for income taxes utilizing the asset and liability approach, whereby deferred tax assets and liabilities are recorded for the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. A valuation allowance is recorded for deferred taxes where it appears more likely than not that the Company will not be able to recover the deferred tax asset. MCT Cablevision, LP, a subsidiary of the Company, is treated as a partnership for federal and state income tax purposes but taxed as a corporation for Puerto Rico income tax purposes.

Concentration of Credit Risk:

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash and cash equivalents.

         Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different businesses and geographic regions. As of December 31, 1998 and 1999, the Company had no other significant concentrations of credit risk.

Reliance on DIRECTV:

         A substantial portion of the Company's business is derived from providing DBS services as an independent DIRECTV(R) ("DIRECTV") provider. Because the Company is a distributor of DIRECTV services, the Company may be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DIRECTV or its parent, Hughes Electronics Corporation ("Hughes").

New Accounting Pronouncements:

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). As a result of the subsequent issuance of SFAS No. 137 in July 1999, SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company does not expect the adoption of SFAS No. 133 to have a material effect on our business, financial position or results of operations.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

3.       Property and Equipment:

         Property and equipment consist of the following (in thousands):

                                                                                      December 31,          December 31,
                                                                                          1998                  1999
                                                                                      ------------          ------------
   Reception and distribution facilities..................................              $20,713               $32,179
   Transmitter equipment..................................................               17,728                16,940
   Equipment, furniture and fixtures......................................                8,530                12,491
   Building and improvements..............................................                3,410                 7,951
   Land...................................................................                1,229                 1,618
   Vehicles...............................................................                1,112                 2,122
   Other equipment........................................................                5,894                 3,500
                                                                                        -------               -------

                                                                                         58,616                76,801
   Accumulated depreciation...............................................              (24,549)              (32,386)
                                                                                        -------               -------

   Net property and equipment.............................................              $34,067               $44,415
                                                                                        =======               =======

         Depreciation expense amounted to $5.7 million, $6.2 million and $7.9 million for the years ended December 31, 1997, 1998 and 1999, respectively.

4.       Intangibles:

         Intangible assets consist of the following (in thousands):

                                                                                      December 31,          December 31,
                                                                                          1998                  1999
                                                                                      ------------          ------------
DBS rights....................................................................         $712,232              $793,040
Deferred financing costs......................................................           33,763                32,927
Franchise costs...............................................................           31,158                71,657
Goodwill......................................................................           28,033                28,033
Broadcast licenses and affiliation agreements.................................           19,062                20,436
Consultancy and non-compete agreements........................................            7,023                 7,964
Other deferred costs..........................................................           13,121                16,873
                                                                                       --------              --------

                                                                                        844,392               970,930
Accumulated amortization......................................................         (114,986)             (210,293)
                                                                                       --------              --------

Net intangible assets.........................................................         $729,406              $760,637
                                                                                       ========              ========

         Amortization expense amounted to $22.1 million, $64.5 million and $90.1 million for the years ended December 31, 1997, 1998 and 1999, respectively.

5.       Equity Investment in Affiliate:

         Pegasus Development Corporation ("PDC"), a subsidiary of Pegasus, has a 93% investment in Pegasus PCS Partners, LP ("PCS") which is accounted for by the equity method. PCS, a jointly owned limited partnership, acquires, owns, controls and manages wireless licenses. Pegasus PCS, Inc. is the sole general partner of PCS and is controlled by Marshall W. Pagon, the Company's President and Chief Executive Officer. PDC's share of undistributed losses of PCS included in continuing operations was a loss of $201,000 for 1999. PDC's total investment in PCS at December 31, 1999 was $4.6 million.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

6.       Common Stock:

         In March 1999, Pegasus completed a secondary public offering in which it sold approximately 3.6 million shares of its Class A Common Stock to the public at a price of $22 per share, resulting in net proceeds to the Company of $74.9 million.

         On June 21, 1999, the Company amended Pegasus' Certificate of Incorporation, increasing the number of authorized shares of Class A Common Stock from 30.0 million to 50.0 million and authorizing 20.0 million shares of Non-Voting Common Stock, par value $0.01 per share.

         During 1999, the Company repurchased 4,253 shares of its Class A Common Stock for $186,822. The shares, which are held in treasury, were surrendered by employees to satisfy withholding obligations under the Company's restricted stock plan. The Company applies the cost method in accounting for treasury stock.

         As of December 31, 1998 and 1999, the Company had three classes of Common Stock: Class A Common Stock, Class B Common Stock and Non-Voting Common Stock. Holders of Class A Common Stock and Class B Common Stock are entitled to one vote per share and ten votes per share, respectively.

         The Company's ability to pay dividends on its Common Stock is subject to certain restrictions.

7.       Preferred Stock:

         As of December 31, 1998 and 1999, the Company had 5.0 million shares of Preferred Stock authorized of which 126,978 and 143,684 shares have been designated as 12.75% Series A Cumulative Exchangeable Preferred Stock (the "Series A Preferred Stock").

         The Company had approximately 119,369 and 135,073 shares of Series A Preferred Stock issued and outstanding at December 31, 1998 and 1999, respectively. In December, 1999 the Board of Directors declared a dividend on the Series A Preferred Stock in the aggregate of approximately 8,611 shares of Series A Preferred Stock, payable on January 1, 2000. Each whole share of Series A Preferred Stock has a liquidation preference of $1,000 per share (the "Liquidation Preference"). Cumulative dividends, at a rate of 12.75% are payable semi-annually on January 1 and July 1. Dividends may be paid, occurring on or prior to January 1, 2002, at the option of the Company, either in cash or by the issuance of additional shares of Series A Preferred Stock. Subject to certain conditions, the Series A Preferred Stock is exchangeable in whole, but not in part, at the option of the Company, for Pegasus' 12.75% Senior Subordinated Exchange Notes due 2007 (the "Exchange Notes"). The Exchange Notes would contain substantially the same redemption provisions, restrictions and other terms as the Series A Preferred Stock. Pegasus is required to redeem all of the Series A Preferred Stock outstanding on January 1, 2007 at a redemption price equal to the Liquidation Preference thereof, plus accrued dividends.

         The carrying amount of the Series A Preferred Stock is periodically increased by amounts representing dividends not currently declared or paid but which will be payable under the mandatory redemption features. The increase in carrying amount is effected by charges against retained earnings, or in the absence of retained earnings, by charges against paid-in capital.

         Under the terms of the Series A Preferred Stock, Pegasus' ability to pay dividends on its Common Stock is subject to certain restrictions.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

8.       Long-Term Debt:

         Long-term debt consists of the following (in thousands):

                                                                                           December 31,          December 31,
                                                                                               1998                  1999
                                                                                           ------------          ------------
Series B Senior Notes payable by Pegasus, due 2005, interest at 9.625%,
  payable semi-annually in arrears on April 15 and October 15..........................     $115,000               $115,000
Series B Senior Notes payable by Pegasus, due 2006, interest at 9.75%,
  payable semi-annually in arrears on June 1 and December 1............................      100,000                100,000
Series A Senior Notes payable by Pegasus, due 2007, interest at 12.5%,
  payable semi-annually in arrears on February 1 and August 1..........................           --                155,000
Senior six-year $180.0 million revolving credit facility, payable by PM&C, interest at PM&C's option at either the bank's base rate plus an applicable margin or LIBOR plus an applicable margin (8.25% at
  December 31, 1999)...................................................................       27,500                142,500
Senior six-year $70.0 million revolving credit facility, payable by DTS, interest at DTS' option at either the bank's base rate plus an applicable margin or the Eurodollar Rate plus an applicable margin (10.04% at
  December 31, 1999)...................................................................       26,800                 42,700
Senior six-year $20.0 million term loan facility, payable by DTS, interest at
  DTS' option at either the bank's base rate plus an applicable margin or the
  Eurodollar Rate plus an applicable margin (10.75% at December 31,
  1999)................................................................................       19,600                 19,000
Series B Notes payable by PM&C, due 2005, interest at 12.5%, payable semi-annually in arrears on January 1 and July 1, net of unamortized discount of $2.6 million and $2.2 million as of December 31, 1998 and
  1999, respectively...................................................................       82,378                 82,776
Series B Notes payable by DTS, due 2007, interest at 12.5%, payable semi-annually in arrears on February 1 and August 1, net of unamortized
  discount of $1.8 million as of December 31, 1998.....................................      153,215                     --
Mortgage payable, due 2000, interest at 8.75%..........................................          455                    431
Sellers' notes, due 2000 to 2005, interest at 3% to 8%.................................       33,538                 26,648
Capital leases and other...............................................................          543                    359
                                                                                            --------               --------

                                                                                             559,029                684,414
Less current maturities................................................................       14,399                 15,488
                                                                                            --------               --------

Long-term debt.........................................................................     $544,629               $668,926
                                                                                            ========               ========


         Certain of the Company's sellers' notes are collateralized by stand-by letters of credit issued pursuant to the PM&C Credit Facility and the DTS Credit Facility.

         DTS maintains a $70.0 million senior revolving credit facility and a $20.0 million senior term credit facility (collectively, the "DTS Credit Facility") which expires in 2003 and is collateralized by substantially all of the assets of DTS and its subsidiaries. The DTS Credit Facility is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. As of December 31, 1999, $10.4 million of stand-by letters of credit were issued pursuant to the DTS Credit Facility, including $2.6 million collateralizing certain of the Company's outstanding sellers' notes.

         PM&C maintains a $180.0 million senior revolving credit facility (the "PM&C Credit Facility") which expires in 2003 and is collateralized by substantially all of the assets of PM&C and its subsidiaries. The PM&C Credit Facility is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

8.       Long-Term Debt: -- (Continued)

         In November 1998, Pegasus completed an offering of senior notes (the "9.75% Senior Notes Offering") in which it sold $100.0 million of its 9.75% Series A Senior Notes due 2006 (the "9.75% Series A Notes"), resulting in net proceeds to the Company of approximately $96.8 million. $64.0 million of the net proceeds from the 9.75% Senior Notes Offering were used to repay a portion of the outstanding indebtedness under the PM&C Credit Facility.

         In November 1999, Pegasus exchanged its 12.5% Series A senior notes due 2007 (the "12.5% Series A Notes") for DTS' outstanding 12.5% Series B senior subordinated notes due 2007 (the "DTS Series B Notes"), of which $155.0 million in principal amount at maturity were outstanding (the "DTS Exchange Offer"). The 12.5% Series A Notes have substantially the same terms and provisions as the DTS Series B Notes. Deferred financing fees related to the DTS Series B Notes were written off, resulting in an extraordinary loss of approximately $6.2 million on the refinancing transaction.

         In December 1999, Pegasus entered into a $35.5 million interim letter of credit facility (the "PCC Credit Facility"). As of December 31, 1999, $35.5 million of stand-by letters of credit were issued pursuant to the PCC Credit Facility, including $19.5 million collateralizing certain of the Company's outstanding sellers' notes.

         The Company's publicly held notes may be redeemed, at the option of the Company, in whole or in part, at various points in time after July 1, 2000 at the redemption prices specified in the indentures governing the respective notes, plus accrued and unpaid interest thereon.

         The Company's indebtedness contain certain financial and operating covenants, including restrictions on the Company to incur additional indebtedness, create liens and to pay dividends.

         At December 31, 1999, maturities of long-term debt and capital leases are as follows (in thousands):

                           2000................        $ 15,488
                           2001................           9,752
                           2002................           3,550
                           2003................          59,848
                           2004................         142,800
                           Thereafter..........         452,976
                                                       --------

                                                       $684,414
                                                       ========

9.       Earnings Per Common Share:

Calculation of basic and diluted earnings per common share:

         The following table sets forth the computation of the number of shares used in the computation of basic and diluted earnings per common share (in thousands):

                                                                            1997               1998               1999
                                                                          --------           --------          ---------
Net loss applicable to common shares..............................        ($31,487)          ($93,881)         ($201,519)
                                                                          --------           --------          ---------

Weighted average common shares outstanding........................           9,858             14,130             18,875
                                                                          --------           --------          ---------

Total shares used for calculation of basic earnings per
  common share....................................................           9,858             14,130             18,875
Stock options.....................................................              --                 --                 --
                                                                          --------           --------          ---------

Total shares used for calculation of diluted earnings
  per common share................................................           9,858             14,130             18,875
                                                                          --------           --------          ---------

         Basic earnings per share amounts are based on net loss after deducting preferred stock dividend requirements divided by the weighted average number of Class A, Class B and Non-Voting Common Stock outstanding during the year.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

9.       Earnings Per Common Share:  -- (Continued)

         For the years ended December 31, 1997, 1998 and 1999, net loss per common share was determined by dividing net loss, as adjusted by the aggregate amount of dividends on the Company's Series A Preferred Stock, approximately $12.2 million, $14.8 million and $16.7 million, respectively, by applicable shares outstanding.

         Securities that have not been issued and are antidilutive amounted to approximately 582,000 shares in 1997, 1.3 million shares in 1998 and 1.8 million shares in 1999.

10.      Leases:

         The Company leases certain studios, towers, utility pole attachments, and occupancy of underground conduits and headend sites under operating leases. The Company also leases office space, vehicles and various types of equipment through separate operating lease agreements. The operating leases expire at various dates through 2004. Rent expense for the years ended December 31, 1997, 1998 and 1999 was $1.1 million, $1.6 million and $2.3 million, respectively. The Company leases equipment under long-term leases and has the option to purchase the equipment for a nominal cost at the termination of the leases. The related obligations are included in long-term debt. Property and equipment at December 31 include the following amounts for leases that have been capitalized (in thousands):

                                                                                1998            1999
                                                                               ------          ------
    Equipment, furniture and fixtures..................................         $662             $320
    Vehicles...........................................................          541              422
                                                                                ----             ----

                                                                               1,203              742
    Accumulated depreciation...........................................         (562)            (322)
                                                                               -----             ----

       Total...........................................................         $641             $420
                                                                                ====             ====

         Future minimum lease payments on noncancellable operating and capital leases at December 31, 1999 are as follows (in thousands):

                                                                                   Operating         Capital
                                                                                     Leases           Leases
                                                                                   ---------         -------
     2000..................................................................         $1,899              $192
     2001..................................................................          1,629               153
     2002..................................................................          1,108                58
     2003..................................................................            682                 2
     2004..................................................................            609                --
     Thereafter............................................................             15                --
                                                                                    ------              ----
     Total minimum payments................................................         $5,942               405
                                                                                    ======

     Less: amount representing interest....................................                               46
                                                                                                        ----
     Present value of net minimum lease payments including current
     maturities of $161....................................................                             $359
                                                                                                        ====

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

11.      Income Taxes:

         The following is a summary of the components of income taxes from continuing operations (in thousands):

                                                                             1997              1998          1999
                                                                             ----              ----          ----
                  Federal -- deferred...................................                     ($1,071)       ($9,388)
                  State and local -- current............................     $168                170            496
                                                                             ----            -------        -------
                           Provision (benefit) for income taxes.........     $168              ($901)       ($8,892)
                                                                             ====            =======        =======

         The deferred income tax assets and liabilities recorded in the consolidated balance sheets at December 31, 1998 and 1999 are as follows (in thousands):

                                                                                              1998           1999
                                                                                              ----           ----
         Assets:
                  Receivables........................................................           $216           $536
                  Excess of tax basis over book basis from tax gain recognized
                    upon incorporation of subsidiaries...............................          2,112             --
                  Loss carryforwards.................................................         56,700        125,856
                  Other..............................................................            973             --
                                                                                            --------       --------

                      Total deferred tax assets......................................         60,001        126,392
                                                                                            --------       --------

         Liabilities:
                  Excess of book basis over tax basis of property, plant and
                    equipment........................................................          1,907          4,383
                  Excess of book basis over tax basis of amortizable intangible
                       assets........................................................         78,765         85,927
                                                                                            --------       --------

                  Total deferred tax liabilities.....................................         80,672         90,310
                                                                                            --------       --------

         Net deferred tax assets (liabilities).......................................        (20,671)        36,082
                                                                                            --------       --------

                  Valuation allowance...............................................         (48,121)       (95,485)
                                                                                            --------       --------

         Net deferred tax liabilities................................................       ($68,792)      ($59,403)
                                                                                            ========       ========

         The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized due to the expiration of the Company's net operating loss carryforwards and portions of other deferred tax assets related to prior acquisitions. The valuation allowance increased primarily as the result of net operating loss carryforwards generated during 1999, which may not be utilized.

         At December 31, 1999, the Company has net operating loss carryforwards of approximately $331.2 million which are available to offset future taxable income and expire through 2018.

         A reconciliation of the Federal statutory rate to the effective tax rate is as follows:

                                                  1997         1998       1999
                                                  ----         ----       ----
   U.S. statutory federal income tax rate......  34.00%        35.00%     35.00%
   Valuation allowance.........................  (34.38)      (34.40)    (30.24)
   Other.......................................    1.43         0.70         --
                                                 ------       ------     ------

    Effective tax rate.........................    1.05%        1.30%      4.76%
                                                 ======       ======     ======

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

12.      Supplemental Cash Flow Information:

         Significant noncash investing and financing activities are as follows (in thousands):

                                                                                           Years ended December 31,
                                                                                           ------------------------
                                                                                        1997           1998          1999
                                                                                        ----           ----          ----
Barter revenue and related expense...............................................       $7,520         $8,078        $7,598
Acquisition of program rights and assumption of related
  program payables...............................................................        3,453          4,630         7,205
Acquisition of plant under capital leases........................................          529             37            --
Capital contribution and related acquisition of intangibles......................       15,198        123,241         1,364
Minority interest and related acquisition of intangibles.........................        3,000             --            --
Notes payable and related acquisition of intangibles.............................        7,114        219,889         6,467
Series A Preferred Stock dividend and reduction of paid-in
  capital........................................................................       12,215         14,763        16,706
Deferred taxes, net and related acquisition of intangibles.......................           --         82,934            29

         For the years ended December 31, 1997, 1998 and 1999 the Company paid cash for interest in the amount of $13.5 million, $35.3 million and $70.8 million, respectively. The Company paid no federal income taxes for the years ended December 31, 1997, 1998 and 1999.

13.      Acquisitions:

         In 1998, the Company acquired (exclusive of the acquisition of DTS), from 26 independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of the United States and the related assets in exchange for total consideration of approximately $132.1 million, which consisted of $109.3 million in cash, 37,304 shares of the Company's Class A Common Stock (amounting to $900,000), warrants to purchase a total of 25,000 shares of the Company's Class A Common Stock (amounting to $222,000), $20.4 million in promissory notes and $1.3 million in assumed net liabilities.

         On April 27, 1998, the Company acquired DTS, which holds the rights to provide DIRECTV programming in certain rural areas of eleven states, in exchange for total consideration of approximately $363.9 million, which consisted of approximately 5.5 million shares of the Company's Class A Common Stock (amounting to $118.8 million), options and warrants to purchase a total of 224,038 shares of the Company's Class A Common Stock (amounting to $3.3 million), approximately $158.9 million in assumed net liabilities and approximately $82.9 million of a deferred tax liability.

         In 1999, the Company acquired, from fifteen independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of the United States and the related assets in exchange for total consideration of approximately $79.5 million, which consisted of $64.6 million in cash, 12,339 shares of PCC's Class A Common Stock (amounting to $550,000), warrants to purchase a total of 25,000 shares of PCC's Class A Common Stock (amounting to $814,000), $6.5 million in promissory notes, $6.7 million in accrued expenses and $365,000 in assumed net liabilities.

         The Company's 1999 acquisitions of rights to provide DIRECTV programming were not significant, and accordingly, the pro forma impact of those acquisitions has not been presented. Unaudited pro forma net revenues from continuing operations, unaudited net loss and unaudited net loss applicable to common shares for the year ended December 31, 1998 approximated $225.8 million, $124.9 million and $149.0 million, respectively. This unaudited pro forma information reflects the Company's 1998 acquisitions of rights to provide DIRECTV programming and the disposition of the Cable segment as if each such DBS territory and the Cable segment had been acquired or sold as of the beginning of 1998 and includes the impact of certain adjustments, such as the depreciation of fixed assets, amortization of intangibles, interest expense, preferred stock dividends and related income tax effects. This information does not purport to be indicative of what would have occurred had the acquisitions/disposition been made on that date or of results which may occur in the future.

14.      Discontinued Operations:

         Effective January 31, 1997, the Company sold substantially all the assets of its New Hampshire cable system for approximately $6.9 million in cash, net of certain selling costs and recognized a gain on the transaction of approximately $4.5 million.

         Effective July 1, 1998, the Company sold substantially all the assets of its remaining New England cable systems for approximately $30.1 million in cash and recognized a gain on the transaction of approximately $24.7 million.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

14.      Discontinued Operations:  -- (Continued)

         Effective March 31, 1999, the Company purchased a cable system serving Aguadilla, Puerto Rico and neighboring communities for approximately $42.1 million in cash. The Aguadilla cable system is contiguous to the Company's other Puerto Rico cable system and the Company has consolidated the Aguadilla cable system with its existing cable system.

         On January, 10, 2000, the Company entered into a letter of intent to sell its remaining Cable operations for $170.0 million in cash, subject to certain adjustments. The Company anticipates closing this sale during the third quarter of 2000. Accordingly, the results of operations from the entire Cable segment have been classified as discontinued with prior years restated.

         Net revenues and income from discontinued operations were as follows (in thousands):

                                                    Years Ended December 31,
                                                    ------------------------
                                                         (unaudited)
                                               1997         1998          1999
                                               ----         ----          ----
   Net revenues.............................. $16,688      $13,767       $21,158
   Income from operations....................   2,077          648         2,110
   Provision for income taxes................      32            5            --
   Income from discontinued operations.......     257        1,047         2,128
   Gain on sale of discontinued operations...   4,451       24,727            --

15.      Financial Instruments:

         The carrying values and fair values of the Company's financial instruments at December 31, 1999 consisted of (in thousands):

                                                          1998                      1999
                                                          ----                      ----
                                                 Carrying      Fair         Carrying        Fair
                                                   Value       Value          Value         Value
                                                   -----       -----          -----         -----
   Long-term debt, including current portion .... $559,029    $583,460       $684,414      $707,988
   Series A Preferred Stock......................  126,028     126,978        142,734       149,871

         Long-term debt: The fair value of long-term debt is estimated based on the quoted market price for the same or similar instruments.

         Series A Preferred Stock: The fair value of Series A Preferred Stock is estimated based on the quoted market price for the same or similar instruments.

         All other financial instruments are stated at cost which approximates fair market value.

16.      Warrants:

         In 1998, in connection with the acquisition of DBS properties, the Company issued warrants to purchase approximately 182,000 shares of Class A Common Stock at exercise prices between $14.64 and $24.26 per share. These warrants are exercisable through October 10, 2007. At December 31, 1999, warrants to purchase approximately 119,000 shares of Class A Common Stock have been exercised. The fair value of the warrants issued was estimated using the Black-Scholes pricing model and was approximately $2.7 million. The value assigned to these warrants increased the carrying amount of the DBS rights acquired and was effected by an increase in paid-in-capital.

         In 1999, in connection with the acquisition of DBS properties, the Company issued warrants to purchase 25,000 shares of Class A Common Stock at an exercise price of $24.18 per share. These warrants are exercisable through April 13, 2004. At December 31, 1999, none of these warrants had been exercised. The fair value of the warrants issued was estimated using the Black-Scholes pricing model and was approximately $814,000. The value assigned to these warrants increased the carrying amount of the DBS rights acquired and was effected by an increase in paid-in-capital.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


17.      Employee Benefit Plans:

         The Company has two active stock plans available to grant stock options (the "Stock Option Plan") and restricted stock awards (the "Restricted Stock Plan") to eligible employees, executive officers and non-employee directors of the Company. The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock plans. The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123").

Stock Option Plan

         The Stock Option Plan provides for the granting of nonqualified and qualified options to purchase a maximum of 1,300,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus) of Class A Common Stock of the Company. The Stock Option Plan terminates in September 2006. As of December 31, 1999, options to purchase an aggregate of approximately 1.3 million shares of Class A Common Stock at exercise prices between $11.00 and $80.88 were outstanding. All options granted under the Stock Option Plan have been granted at fair market value at the time of grant.

         The following table summarizes information about the Company's stock options outstanding at December 31, 1999:

                   Outstanding            Weighted           Exercisable           Weighted
   Range of        at 12/31/99            Average             at12/31/99            Average
Exercise Price    (in thousands)      Exercise Price        (in thousands)      Exercise Price
--------------    -------------       --------------        --------------      --------------
 11-$19               242                 $11.37                 124                $11.66
  20-29               338                  22.51                 186                 22.87
  30-39               372                  39.48                  25                 39.50
  40-49                50                  42.32                  --                    --
  80-81               315                  80.88                  --                    --
-------             -----                 ------                 ---                ------
$11-$81             1,317                 $39.97                 335                $19.97
=======             =====                 ======                 ===                ======

         Under SFAS 123, companies can either continue to account for stock compensation plans pursuant to existing accounting standards or elect to expense the value derived from using an option pricing model. The Company is continuing to apply existing accounting standards. However, SFAS 123 requires disclosures of pro forma net income and earnings per share as if the Company had adopted the expensing provisions of SFAS 123.

         The fair value of options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1998 and 1999:

                                            1997        1998        1999
                                            ----        ----        ----
Risk-free interest rate.................... 6.35%       5.11%       5.56%
Dividend Yield............................. 0.00%       0.00%       0.00%
Volatility Factor.......................... 0.403       0.479       0.536
Weighted average expected life.............5 years    4.5 years   4.4 years

         Pro forma net losses for 1997, 1998 and 1999 would have been $31.7 million, $94.7 million and $205.2 million, respectively; pro forma net losses per common share for 1997, 1998 and 1999 would have been $3.22, $6.70 and $10.87, respectively. The weighted average fair value of options granted were $4.99, $11.19 and $26.74 for 1997, 1998 and 1999, respectively.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

17.      Employee Benefit Plans:  -- (Continued)

         The following table summarizes stock option activity over the past three years:

                                                                     Weighted
                                                      Number of      Average
                                                       Shares     Exercise Price
                                                       ------     --------------

         Outstanding at January 1, 1997..............    3,385       $14.00
         Granted.....................................  220,000        11.00
                                                     ---------       ------
         Outstanding at December 31, 1997............  223,385        11.05
         Granted.....................................  418,842        21.23
                                                     ---------       ------
         Outstanding at December 31, 1998............  642,227        17.69
         Granted.....................................  797,346        55.58
         Exercised...................................  (83,577)       18.99
         Canceled or expired.........................  (38,667)       37.09
                                                     ---------       ------
         Outstanding at December 31, 1999............1,317,329       $39.97
                                                     =========       ======


         Options exercisable at December 31, 1997....     3,385      $14.00
         Options exercisable at December 31, 1998....  143,7281       15.09
         Options exercisable at December 31, 1999....  334,8071       19.97

Restricted Stock Plan

         The Restricted Stock Plan provides for the granting of four types of restricted stock awards representing a maximum of 350,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus) of Class A Common Stock of the Company to eligible employees who have completed at least one year of service. Restricted stock received under the Restricted Stock Plan vests based on years of service with the Company and are fully vested for employees who have four years of service with the Company, with the exception of special recognition awards which are fully vested on the date of grant. The Restricted Stock Plan terminates in September 2006. As of December 31, 1999, approximately 184,000 shares of Class A Common Stock had been granted under the Restricted Stock Plan. The expense for this plan amounted to $823,000, $763,000 and $819,000 in 1997, 1998 and 1999, respectively.

401(k) Plans

         Substantially all Company employees who, as of the enrollment date under the 401(k) plans, have completed at least one year of service with the Company are eligible to participate in one of the 401(k) plans. Participants may make salary deferral contributions of 2% to 6% of their salary to the 401(k) plans.

         The Company may make three types of contributions to the 401(k) plans, each allocable to a participant's account if the participant completes at least 1,000 hours of service in the applicable plan year, and is employed on the last day of the applicable plan year. Discretionary Company contributions and Company matches of employee salary deferral contributions and rollover contributions are made in the form of Class A Common Stock, or in cash used to purchase Class A Common Stock. The Company has authorized and reserved for issuance up to 205,000 shares of Class A Common Stock in connection with the 401(k) plans. Company contributions to the 401(k) plans are subject to limitations under applicable laws and regulations. All employee contributions to the 401(k) plans are fully vested at all times and all Company contributions, if any, vest based on years of service with the Company and are fully vested for employees who have four years of service with the Company. A participant also becomes fully vested in Company contributions to the 401(k) plans upon attaining age 65 or upon his or her death or disability. The expense for these plans amounted to $451,000, $689,000 and $1.2 million in 1997, 1998 and 1999, respectively.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

18.      Commitments and Contingent Liabilities:

Legal Matters:

         The Company has been sued in Indiana for allegedly charging DBS subscribers excessive fees for late payments. The plaintiffs, who purport to represent a class consisting of residential DIRECTV customers in Indiana, seek unspecified damages for the purported class and modification of the Company's late-fee policy. The Company is advised that similar suits have been brought against DIRECTV and various cable operators in other parts of the United States.

         From time to time the Company is involved with claims that arise in the normal course of business.

         In the opinion of management, the ultimate liability with respect to the aforementioned claims and matters will not have a material adverse effect on the consolidated operations, liquidity, cash flows or financial position of the Company.

         The Company is a rural affiliate of the National Rural Telecommunications Cooperative ("NRTC"). The NRTC is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. The Company's ability to distribute DIRECTV programming services is dependent upon agreements between the NRTC and Hughes and between the Company and the NRTC.

         On June 3, 1999, the NRTC filed a lawsuit in federal court against DIRECTV seeking a court order to enforce the NRTC's contractual rights to obtain from DIRECTV certain premium programming formerly distributed by United States Satellite Broadcasting Company, Inc. for exclusive distribution by the NRTC's members and affiliates in their rural markets. On July 22, 1999, DIRECTV responded to the NRTC's continuing lawsuit by rejecting the NRTC's claims to exclusive distribution rights and by filing a counterclaim seeking judicial clarification of certain provisions of DIRECTV's contract with the NRTC. In particular, DIRECTV contends in its counterclaim that the term of DIRECTV's contract with the NRTC is measured solely by the orbital life of DBS-1, the first DIRECTV satellite launched into orbit at the 101o W orbital location, without regard to the orbital lives of the other DIRECTV satellites at the 101o W orbital location. DIRECTV also alleges in its counterclaim that the NRTC's right of first refusal, which is effective at the end of the term of DIRECTV's contract with the NRTC, does not provide for certain programming and other rights comparable to those now provided under the contract.

         On August 26, 1999, the NRTC filed a separate lawsuit in federal court against DIRECTV claiming that DIRECTV has failed to provide to the NRTC its share of launch fees and other benefits that DIRECTV and its affiliates have received relating to programming and other services. On September 9, 1999, the NRTC filed a response to DIRECTV's counterclaim contesting DIRECTV's interpretations of the end of term and right of first refusal provisions.

         On January 10, 2000, the Company and Golden Sky Systems, Inc. ("Golden Sky", a subsidiary of Golden Sky Holdings, Inc.) filed a lawsuit in federal court against DIRECTV which contains causes of action for various torts, common counts and declaratory relief based on DIRECTV's failure to provide the NRTC with premium programming, thereby preventing the NRTC from providing this programming to the Company and Golden Sky. The claims are also based on DIRECTV's position with respect to launch fees and other benefits, term and rights of first refusal. The complaint seeks monetary damages and a court order regarding the rights of the NRTC and its members and affiliates.

         Management is not currently able to predict the outcome of the DIRECTV litigation matters or the effect such outcome will have on the consolidated operations, liquidity, cash flows or financial position of the Company.

Commitments:

         The Company has entered into a multi-year agreement with a provider of integrated marketing, information and transaction services to provide customer relationship management services which will significantly increase the Company's existing call center

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

18.      Commitments and Contingent Liabilities: (Continued)

capacity. The initial term of the agreement ends on December 31, 2004. Beginning January 1, 2000, the Company must pay minimum fees to the provider as follows (in thousands):

                                                     Annual
                                                    Minimum
                  Year                                Fees
                  ----                                ----
                  2000............................  $12,600
                  2001............................   18,216
                  2002............................   20,250
                  2003............................   20,250
                  2004............................   20,250
                                                    -------

    Total minimum payments........................  $91,566
                                                    =======

Program Rights:

         The Company has entered into agreements totaling $7.4 million as of December 31, 1999 for film rights and programs that are not yet available for showing at December 31, 1999, and accordingly, are not recorded by the Company. At December 31, 1999, the Company has commitments for future program rights of approximately $3.3 million, $1.4 million, $214,000 and $87,000 in 2000, 2001,
2002 and 2003.

19.      Related Party Transactions:

         The Company entered into an arrangement in 1998 with W.W. Keen Butcher (the stepfather of Marshall W. Pagon, the Company's President and Chief Executive Officer, and Nicholas A. Pagon, a Vice President of Pegasus), certain entities controlled by him (the "KB Companies") and the owner of a minority interest in one of the KB Companies, under which the Company agreed to provide and maintain collateral for up to $4.0 million in principal amount of bank loans to Mr. Butcher and the minority owner. The agreement was recently amended to increase the amount of collateral that the Company will maintain for such loans to up to $8.0 million. Mr. Butcher and the minority owner must lend or contribute the proceeds of those bank loans to one or more of the KB Companies for the acquisition of television broadcast stations to be operated by the Company pursuant to local marketing agreements. As of December 31, 1998 and 1999, the Company had provided collateral of $1.6 million and $2.4 million pursuant to this arrangement, respectively, which is included as restricted cash on the Company's consolidated balance sheets.

         William P. Phoenix, a director of Pegasus since June 1998, is a managing director of CIBC World Markets Corporation ("CIBC"). CIBC and its affiliates have provided various services to the Company since the beginning of 1997, including serving as one of the initial purchasers in the 9.75% Senior Notes Offering, providing a fair market value appraisal in connection with the contribution to Pegasus of certain assets between related parties, providing fairness opinions in connection with an acquisition and certain intercompany transactions, acting as a standby purchaser in connection with DTS' offer to repurchase the DTS Notes as a result of the change of control arising by Pegasus' acquisition of DTS, acting as a dealer manager in connection with the DTS Exchange Offer, issuing letters of credit pursuant to the PCC Credit Facility and acting as an Administrative Agent in connection with the DTS Credit Facility. Total fees and expenses were approximately $3.3 million and $940,000 for the years ended December 31, 1998 and 1999, respectively.

         In 1999, Pegasus loaned $199,999 to Nicholas A. Pagon, Pegasus' Vice President of Broadcast Operations, bearing interest at the rate of 6% per annum, with the principal amount due on the fifth anniversary of the date of the promissory note. Mr. Pagon is required to use half of the proceeds of the loan to purchase shares of Class A Common Stock, and the loan is collateralized by those shares. The balance of the loan proceeds may be used at Mr. Pagon's discretion.

20.      Industry Segments:

         The Company operates in growing segments of the media industry: DBS and Broadcast. DBS consists of providing direct broadcast satellite television services to customers in certain rural areas of 36 states. Broadcast consists of ten television stations affiliated with Fox, UPN and the WB and two transmitting towers, all located in the eastern United States.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

20.      Industry Segments: (Continued)

         All of the Company's revenues are derived from external customers. Capital expenditures for the Company's DBS segment were $506,000, $2.0 million and $3.6 million for 1997, 1998 and 1999, respectively. Capital expenditures for the Company's Broadcast segment were $6.4 million, $6.8 million and $4.1 million for 1997, 1998 and 1999, respectively. Capital expenditures for the Company's discontinued Cable segment were $2.9 million, $2.0 million and $5.6 million for 1997, 1998 and 1999, respectively. All other capital expenditures for 1997, 1998 and 1999 were at the corporate level. Identifiable total assets for the Company's DBS segment were $715.6 million and $701.9 million as of December 31, 1998 and 1999, respectively. Identifiable total assets for the Company's Broadcast segment were $67.1 million and $70.6 million as of December 31, 1998 and 1999, respectively. Identifiable total assets for the Company's discontinued Cable segment were $47.0 million and $86.5 million as of December 31, 1998 and 1999, respectively. All other identifiable assets as of December 31, 1998 and 1999 were at the corporate level.

21.      Subsequent Events (unaudited):

         In January 2000, the Company entered into a an agreement and plan of merger to acquire Golden Sky Holdings, Inc. ("GSH"), for approximately 6.5 million shares of the Company's Class A Common Stock and the assumed net liabilities of GSH. As of December 31, 1999, GSH's operations consisted of providing DIRECTV services to approximately 345,200 subscribers in certain rural areas of 24 states in which GSH holds the exclusive rights to provide such services. Upon completion of the acquisition of GSH, GSH will become a wholly owned subsidiary of Pegasus.

         In January 2000, the Company made an investment in Personalized Media Communications, LLC ("PMC"), an advanced communications technology company, of approximately $111.8 million, which consisted of $14.3 million in cash, 200,000 shares of the Company's Class A Common Stock (amounting to $18.8 million) and Pegasus' agreement, subject to certain conditions, to issue warrants to purchase
1.0 million shares of the Company's Class A Common Stock at an exercise price of $90.00 per share and with a term of ten years. The fair value of the warrants to be issued was estimated using the Black-Scholes pricing model and is approximately $78.8 million. A subsidiary of PMC granted to Pegasus an exclusive license for use of PMC's patent portfolio in the distribution of satellite services from specified orbital locations. Mary C. Metzger, Chairman of PMC and a member of the Company's board of directors, and John C. Harvey, Managing Member of PMC and Ms. Metzger's husband, own a majority of and control PMC.

         In January 2000, PM&C entered into a first amended and restated credit facility, which consists of a $225.0 million senior revolving credit facility which expires in 2004 and a $275.0 million senior term credit facility which expires in 2005 (collectively, the "New PM&C Credit Facility"). The New PM&C Credit Facility amends the PM&C Credit Facility, is collateralized by substantially all of the assets of PM&C and its subsidiaries and is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. Borrowings under the New PM&C Credit Facility can be used for acquisitions and general corporate purposes.

         Commensurate with the closing of the New PM&C Credit Facility, the Company borrowed $275.0 million under the term loan, outstanding balances under the PM&C Credit Facility, the DTS Credit Facility, and the PCC Credit Facility were repaid and commitments under the DTS Credit Facility and the PCC Credit Facility were terminated. Additionally, in connection with the closing of the New PM&C Credit Facility, DTS was merged with and into a subsidiary of PM&C.

         In January 2000, Pegasus issued 5,707 shares of its Series B junior convertible participating preferred stock, with a liquidation preference of $1,000 per share plus any accrued but unpaid dividends (the "Series B Preferred Stock"), as part of an acquisition of DIRECTV distribution rights from an independent DIRECTV provider. Each share of Series B Preferred Stock will initially be convertible at the option of the holder into 16.24 shares of the Company's Class A Common Stock.

         In January 2000, Pegasus completed an offering of 3,000,000 shares of its 6.5% Series C convertible preferred stock, with a liquidation preference of $100 per share plus any accrued but unpaid dividends (the "Series C Preferred Stock"). Each share of Series C Preferred Stock will initially be convertible at the option of the holder into 0.7843 shares of the Company's Class A Common Stock. Pegasus may redeem the Series C Preferred Stock on or after August 1, 2001, subject to certain conditions, at redemption prices set forth in the certificate of designation, plus accumulated and unpaid dividends, if any.

         In February 2000, Pegasus issued 22,500 shares of its Series D junior convertible participating preferred stock, with a liquidation preference of $1,000 per share plus any accrued but unpaid dividends (the "Series D Preferred Stock"), as part of an acquisition of DIRECTV distribution rights from an independent DIRECTV provider. Each share of Series D Preferred Stock will initially be convertible at the option of the holder into 9.77 shares of the Company's Class A Common Stock.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

21.      Subsequent Events (unaudited): (Continued)

         As of February 11, 2000, the Company acquired, from two independent DIRECTV providers, the rights to provide DIRECTV programming in certain rural areas of California, Indiana and Oregon and the related assets in exchange for total consideration of approximately $35.0 million, which consisted of $11.9 million in cash, 22,500 shares of the Company's Series D Preferred Stock (amounting to $22.5 million), $200,000 in promissory notes, payable over two years, and $381,000 in assumed net liabilities.

22.      Quarterly Information (unaudited):

         The net revenues and loss from operations data provided in the tables below are from continuing operations and therefore will not necessarily agree to quarterly information previously reported.

                                                                              Quarter Ended
                                                                              -------------

                                                         March 31,       June 30,     September 30,      December 31,
                                                           1999            1999           1999              1999
                                                           ----            ----           ----              ----
                                                                  (in thousands, except per share data)
  Net revenues.......................................     $66,285         $73,740         $84,668          $98,075
  Loss from operations...............................     (27,218)        (30,546)        (39,788)         (28,354)
  Loss before extraordinary items....................     (45,925)        (48,672)        (56,432)         (44,312)
  Net loss applicable to common shares...............     (45,925)        (48,672)        (56,432)         (50,490)

Basic and diluted earnings per share:
  Loss from operations...............................      $ 1.66)         $ 1.56)         $ 2.02)          $ 1.44)
  Loss before extraordinary items....................       (2.81)          (2.48)          (2.86)           (2.24)
  Net loss...........................................       (2.81)          (2.48)          (2.86)           (2.56)

         For the fourth quarter of 1999, the Company had an extraordinary loss of approximately $6.2 million or $0.32 per share in connection with the DTS Exchange Offer.

                                                                              Quarter Ended
                                                                              -------------

                                                         March 31,       June 30,     September 30,      December 31,
                                                           1998            1998           1998              1998
                                                           ----            ----           ----              ----
                                                                  (in thousands, except per share data)
  Net revenues.......................................     $24,389         $42,162         $52,659          $62,243
  Loss from operations...............................      (7,053)         (9,967)        (18,993)         (26,806)
  Loss before extraordinary items....................     (15,936)        (22,804)        (10,752)         (44,389)
  Net loss applicable to common shares...............     (15,936)        (22,804)        (10,752)         (44,389)

Basic and diluted earnings per share:
  Loss from operations ..............................      $ 0.68)         $ 0.70)         $ 1.19)          $ 1.69)
  Loss before extraordinary items....................       (1.54)          (1.59)          (0.68)           (2.79)
  Net loss ..........................................       (1.54)          (1.59)          (0.68)           (2.79)

         The Company had no extraordinary gains or losses for the year ended December 31, 1998.

                        REPORT OF INDEPENDENT ACCOUNTANTS

         Our report on the consolidated financial statements of Pegasus Communication Corporation and its subsidiaries is included on page F-2 of this Form 10-K. In connection with our audits of such financial statements, we have also audited the related financial statement schedule on page S-2 of this Form 10-K.

         In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
February 11, 2000

                        PEGASUS COMMUNCATIONS CORPORATION
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
              For the Years Ended December 31, 1997, 1998 and 1999
                             (Dollars in thousands)

                         Balance at         Additions        Additions                                 Balance at
                         Beginning         Charged To        Charged To                                  End of
Description              of Period          Expenses       Other Accounts          Deductions            Period
Allowance for
Uncollectible
Accounts Receivable
  Year 1997                $ 243             $ 1,142          $  --                $ 1,066(b)          $   319
  Year 1998                $ 319             $ 2,851          $ 183(a)             $ 2,786(b)          $   567
  Year 1999                $ 567             $ 8,369          $  --                $ 7,526(b)          $ 1,410

Valuation Allowance for
Deferred Tax Assets
  Year 1997              $10,684             $ 7,584          $  --                $ 4,971             $13,297
  Year 1998              $13,297             $41,070          $  --                $ 6,246             $48,121
  Year 1999              $48,121             $69,500          $  --               $ 22,136             $95,485

(a) Amount acquired as a result of the merger with Digital Television Services, Inc.
(b) Amounts written off, net of recoveries.

                                    ANNEX C

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 10-Q

     (X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934.

                For the quarterly period ended September 30, 2000
                                               ------------------

                                       OR

     ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934.

             For the transition period from__________ to __________

                         Commission File Number 0-21389
                         ------------------------------

                       PEGASUS COMMUNICATIONS CORPORATION
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                  Delaware                           51-0374669
       -------------------------------          ----------------------
       (State or other jurisdiction of              (IRS Employer
        incorporation or organization)          Identification Number)

                 c/o Pegasus Communications Management Company;
             225 City Line Avenue, Suite 200, Bala Cynwyd, PA 19004
             ------------------------------------------------------
               (Address of principal executive offices) (Zip code)


       Registrant's telephone number, including area code: (888) 438-7488
                                                           --------------

         Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X_ No___

         Number of shares of each class of the Registrant's common stock outstanding as of November 3, 2000:

         Class A, Common Stock, $0.01 par value             45,903,240
         Class B, Common Stock, $0.01 par value              9,163,800
         Non-Voting, Common Stock, $0.01 par value                   -

                       PEGASUS COMMUNICATIONS CORPORATION

                                    Form 10-Q
                                Table of Contents
                For the Quarterly Period Ended September 30, 2000



                                                                            Page
Part I. Financial Information

    Item 1            Financial Statements                                     3

                      Condensed Consolidated Balance Sheets
                         December 31, 1999 and September 30, 2000              3

                      Consolidated Statements of Operations and
                         Comprehensive Loss
                         Three months ended September 30, 1999 and 2000        4

                      Consolidated Statements of Operations and
                         Comprehensive Loss
                         Nine months ended September 30, 1999 and 2000         5

                      Condensed Consolidated Statements of Cash Flows
                         Nine months ended September 30, 1999 and 2000         6

                      Notes to Consolidated Financial Statements               7

    Item 2            Management's Discussion and Analysis of
                         Financial Condition and Results of Operations        16

    Item 3            Quantitative and Qualitative Disclosures About
                         Market Risk                                          25

Part II. Other Information

    Item 1            Legal Proceedings                                       26

    Item 2            Changes in Securities and Use of Proceeds               26

    Item 6            Exhibits and Reports on Form 8-K                        26

    Signature                                                                 27

                          PART I. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                       Pegasus Communications Corporation
                      Condensed Consolidated Balance Sheets
                                 (In thousands)

                                                                                        December 31,          September 30,
                                                                                            1999                  2000
                                                                                            ----                  ----
                                                                                                               (unaudited)
                                      ASSETS
Current assets:
      Cash and cash equivalents                                                           $40,453               $306,901
      Restricted cash                                                                       2,379                  7,957
      Accounts receivable, net                                                             31,984                 45,000
      Inventory                                                                            10,020                 20,415
      Program rights                                                                        4,373                  4,505
      Deferred taxes                                                                          536                    845
      Prepaid expenses and other                                                            4,597                 13,441
                                                                                         --------             ----------

        Total current assets                                                               94,342                399,064

Property and equipment, net                                                                44,415                 58,162
Intangible assets, net                                                                    736,806              2,253,818
Deferred financing costs, net                                                              23,831                 31,427
Program rights                                                                              5,732                  5,416
Deferred taxes                                                                             30,371                 23,876
Investment in affiliates                                                                    4,598                116,399
Marketable securities                                                                           -                 25,497
Deposits and other                                                                          5,237                 16,356
                                                                                         --------             ----------

      Total assets                                                                       $945,332             $2,930,015
                                                                                         ========             ==========


                         LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
      Current portion of long-term debt                                                   $15,488                $14,451
      Current portion of program rights payable                                             4,446                  4,727
      Taxes payable                                                                             -                 28,000
      Accounts payable                                                                      8,999                  4,080
      Accrued interest                                                                     11,592                 21,017
      Accrued satellite programming, fees and commissions                                  37,885                 62,182
      Accrued expenses                                                                     14,139                 54,280
      Amounts due seller                                                                    6,729                  6,741
                                                                                         --------             ----------

        Total current liabilities                                                          99,278                195,478

Long-term debt                                                                            668,926              1,114,464
Finance obligation                                                                              -                 36,120
Program rights payable                                                                      4,211                  4,022
Deferred taxes                                                                             90,310                571,596
                                                                                         --------             ----------

       Total liabilities                                                                  862,725              1,921,680
                                                                                         --------             ----------

Commitments and contingent liabilities

Minority interest                                                                           3,000                    877

Redeemable preferred stock                                                                142,734                195,853

Stockholders' equity (deficit):
      Series C preferred stock                                                                  -                300,000
      Common stock                                                                            396                    549
      Other stockholders' equity                                                          (63,523)               511,056
                                                                                         --------             ----------

        Total stockholders' equity (deficit)                                              (63,127)               811,605
                                                                                         --------             ----------

      Total liabilities and stockholders' equity (deficit)                               $945,332             $2,930,015
                                                                                         ========             ==========

           See accompanying notes to consolidated financial statements

                       Pegasus Communications Corporation
          Consolidated Statements of Operations and Comprehensive Loss
                      (In thousands, except per share data)

                                                                                           Three Months Ended September 30,
                                                                                               1999                2000
                                                                                               ----                ----
                                                                                                     (unaudited)
Net revenues:
      DBS                                                                                     $75,727             $159,583
      Broadcast                                                                                 8,941                8,718
                                                                                             --------            ---------

        Total net revenues                                                                     84,668              168,301

Operating expenses:
      DBS
         Programming, technical, general and administrative                                    53,526              110,918
         Marketing and selling                                                                 38,830               55,077
         Incentive compensation                                                                   350                  648
         Depreciation and amortization                                                         20,401               68,719
      Broadcast
         Programming, technical, general and administrative                                     5,766                6,207
         Marketing and selling                                                                  1,369                1,612
         Incentive compensation                                                                     -                  158
         Depreciation and amortization                                                          1,319                1,318

      Corporate expenses                                                                        1,484                2,593
      Corporate depreciation and amortization                                                     746                  360
      Development costs                                                                            74                1,141
      Other expense, net                                                                          593                1,052
                                                                                             --------            ---------

        Loss from operations                                                                  (39,790)             (81,502)

Interest expense                                                                              (16,236)             (34,182)
Interest income                                                                                   257                3,664
Other non-operating income, net                                                                     -                  896
                                                                                             --------            ---------

      Loss from continuing operations before income taxes                                     (55,769)            (111,124)

Benefit for income taxes                                                                       (3,016)             (14,743)
                                                                                               -------             --------

      Loss from continuing operations                                                         (52,753)             (96,381)
Discontinued operations:
      Income from discontinued operations of cable segment                                        626                  580
      Gain on sale of discontinued operations, net of taxes                                         -               59,366
                                                                                             --------            ---------

      Net loss                                                                                (52,127)             (36,435)

      Preferred stock dividends                                                                 4,305               10,086
                                                                                             --------            ---------

      Net loss applicable to common shares                                                    (56,432)             (46,521)

      Other comprehensive loss                                                                      -              (12,019)
                                                                                             --------            ---------

      Comprehensive loss                                                                     ($56,432)            ($58,540)
                                                                                             ========             ========


Basic and diluted per common share amounts:
      Loss from continuing operations, less preferred stock dividends                          ($1.45)              ($1.94)
      Income from discontinued operations                                                        0.02                 0.01
      Gain on sale of discontinued operations                                                       -                 1.08
                                                                                             --------            ---------

      Net loss applicable to common shares                                                     ($1.43)              ($0.85)
                                                                                               ======               ======

      Weighted average number of common shares outstanding                                     39,442               54,742
                                                                                               ======               ======

           See accompanying notes to consolidated financial statements

                       Pegasus Communications Corporation
          Consolidated Statements of Operations and Comprehensive Loss
                      (In thousands, except per share data)

                                                                                            Nine Months Ended September 30,
                                                                                             1999                   2000
                                                                                             ----                   ----
                                                                                                     (unaudited)
Net revenues:
      DBS                                                                                   $198,181              $389,851
      Broadcast                                                                               26,512                26,128
                                                                                           ---------             ---------
        Total net revenues                                                                   224,693               415,979

Operating expenses:
      DBS
         Programming, technical, general and administrative                                  137,891               272,925
         Marketing and selling                                                                88,720               111,646
         Incentive compensation                                                                1,140                 1,835
         Depreciation and amortization                                                        62,334               141,696
      Broadcast
         Programming, technical, general and administrative                                   15,920                18,253
         Marketing and selling                                                                 4,448                 5,523
         Incentive compensation                                                                  202                   204
         Depreciation and amortization                                                         3,801                 3,860

      Corporate expenses                                                                       4,108                 6,041
      Corporate depreciation and amortization                                                  2,196                 1,116
      Development costs                                                                           76                 2,310
      Other expense, net                                                                       1,410                 3,428
                                                                                           ---------             ---------
        Loss from operations                                                                 (97,553)             (152,858)

Interest expense                                                                             (47,497)              (86,185)
Interest income                                                                                1,015                11,142
Other non-operating income, net                                                                    -                   234
                                                                                           ---------             ---------

      Loss from continuing operations before income taxes
        and extraordinary items                                                             (144,035)             (227,667)

Benefit for income taxes                                                                      (4,031)              (30,022)
                                                                                           ---------             ---------

      Loss from continuing operations before
        extraordinary items                                                                 (140,004)             (197,645)
Discontinued operations:
      Income from discontinued operations of cable segment                                     1,375                 1,234
      Gain on sale of discontinued operations, net of taxes                                        -                59,366
                                                                                           ---------             ---------
      Loss before extraordinary items                                                       (138,629)             (137,045)

Extraordinary loss from extinquishment of debt                                                     -                (9,280)
                                                                                           ---------             ---------

      Net loss                                                                              (138,629)             (146,325)

      Preferred stock dividends                                                               12,400                25,042
                                                                                           ---------             ---------
      Net loss applicable to common shares                                                  (151,029)             (171,367)

      Other comprehensive loss                                                                     -               (12,019)
                                                                                           ---------             ---------

      Comprehensive loss                                                                   ($151,029)            ($183,386)
                                                                                           =========             =========

Basic and diluted per common share amounts:
      Loss from continuing operations, less preferred stock dividends                         ($4.10)               ($4.63)
      Income from discontinued operations                                                       0.04                  0.03
      Gain on sale of discontinued operations                                                      -                  1.23
                                                                                              ------                ------

      Loss before extraordinary items                                                          (4.06)                (3.37)
      Extraordinary loss                                                                           -                 (0.19)
                                                                                              ------                ------

      Net loss applicable to common shares                                                    ($4.06)               ($3.56)
                                                                                              ======                ======


      Weighted average number of common shares outstanding                                    37,158                48,097
                                                                                              ======                ======

           See accompanying notes to consolidated financial statements

                       Pegasus Communications Corporation
                 Condensed Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                                            Nine Months Ended September 30,
                                                                                              1999                  2000
                                                                                              ----                  ----
                                                                                                      (unaudited)
Cash flows from operating activities:
     Net cash used for operating activities                                                  ($67,257)            ($65,250)
                                                                                             ---------            ---------

Cash flows from investing activities:
        Acquisitions, net of cash acquired                                                   (104,059)            (116,384)
        Capital expenditures                                                                  (10,700)             (36,080)
        Purchase of intangible assets                                                          (2,243)             (12,042)
        Payments for programming rights                                                        (2,155)              (3,334)
        Proceeds from sale of cable operations                                                      -              166,937
        Investment in affiliates                                                                    -              (14,560)
        Other                                                                                     510                  431
                                                                                             --------              -------

     Net cash used for investing activities                                                  (118,647)             (15,032)
                                                                                             --------              -------

Cash flows from financing activities:
        Proceeds from long-term debt                                                                -                8,750
        Repayments of long-term debt                                                          (13,621)             (13,887)
        Net borrowings on bank credit facilities                                               73,700               62,800
        Restricted cash                                                                        19,499                6,303
        Debt financing costs                                                                   (1,760)              (9,752)
        Proceeds from issuance of Class A common stock                                         81,132                3,088
        Proceeds from issuance of Series C preferred stock                                          -              300,000
        Underwriting and stock offering costs                                                  (4,657)              (9,570)
        Repurchase of Class A common stock                                                          -                 (352)
        Other                                                                                    (137)                (650)
                                                                                             --------              -------

     Net cash provided by financing activities                                                154,156              346,730
                                                                                             --------              -------

Net increase (decrease) in cash and cash equivalents                                          (31,748)             266,448
Cash and cash equivalents, beginning of year                                                   54,505               40,453
                                                                                             --------              -------

Cash and cash equivalents, end of period                                                     $ 22,757             $306,901
                                                                                             ========             ========

           See accompanying notes to consolidated financial statements

                       PEGASUS COMMUNICATIONS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      The Company

         Pegasus Communications Corporation ("Pegasus" or together with its subsidiaries, the "Company") operates in growing segments of the media industry and is a direct subsidiary of Pegasus Communications Holdings, Inc. ("PCH" or the "Parent"). The Company's principal direct operating subsidiaries are Pegasus Media & Communications, Inc. ("PM&C") and Golden Sky Holdings, Inc. ("GSH").

         PM&C's principal subsidiaries provide direct broadcast satellite television ("DBS") services to customers in various rural areas of the United States and own and/or program broadcast television ("Broadcast") stations. GSH's subsidiaries provide DBS services to customers in various rural areas of the United States. GSH and its subsidiaries were acquired by the Company on May 5, 2000 (see Note 8). Discontinued operations on the statements of operations and comprehensive loss represent PM&C's cable operations, which were sold on September 15, 2000 (see Note 9).

         In January 2000, Digital Television Services, Inc. ("DTS"), a direct subsidiary of Pegasus, was merged with and into a subsidiary of PM&C.

         On September 15, 2000, Pegasus' Board of Directors approved a reorganization of the current corporate structure. Under the new structure, a new publicly-held parent holding company ("New PCC") will be formed and will assume the identity and capital stock structure of the existing Pegasus Communications Corporation ("Old PCC"). New PCC will issue common and preferred securities identical in terms, conditions and amounts as that present with Old PCC. The ownership interests and rights of common and preferred shareholders of New PCC will be exactly the same in New PCC as in Old PCC. Debt securities held by Old PCC will remain with Old PCC. New PCC will not issue or hold any debt securities as a consequence of the reorganization. In the reorganization, Old PCC will become a direct wholly-owned subsidiary of New PCC and will be renamed Pegasus Satellite Communications, Inc. ("Satellite"). In the reorganization, Old PCC will distribute to New PCC its investments in its following presently direct wholly-owned subsidiaries: Pegasus Development Corporation ("PDC"), Pegasus Communications Management Company, Pegasus Communications Corporation PAC, Pegasus Real Estate Company and Pegasus Travel, Inc. These companies will become direct wholly-owned subsidiaries of New PCC. It is expected that the reorganization will be accounted for as a recapitalization in which the historical basis of assets and liabilities are not changed. All entities will retain their book values existing at the date of the reorganization. The reorganization is expected to become effective by the end of 2000.

         As stated above, all of the existing Old PCC preferred stock, including the 12.75% Series A Cumulative Exchangeable Preferred Stock ("Series A preferred stock") will become identical New PCC preferred stock as a result of the reorganization. In connection with the reorganization, Satellite will initiate an offer to exchange the Series A preferred stock of New PCC for a new series of preferred stock of Satellite having identical terms as the Series A preferred stock.

2.      Basis of Presentation

         The accompanying unaudited consolidated financial statements are prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited consolidated financial statements reflect all adjustments consisting of normal recurring items that are, in the opinion of management, necessary for a fair presentation, in all material respects, of the financial position of the Company and the results of its operations and comprehensive loss and its cash flows for the interim period. The amounts on the balance sheet as of December 31, 1999 were derived from the audited balance sheet as of that date. For further information, refer to the consolidated financial statements and footnotes thereto included in Pegasus' Annual Report on Form 10-K for the year ended December 31, 1999.

         The financial statements include the accounts of Pegasus and all of its subsidiaries on a consolidated basis. All intercompany transactions and balances have been eliminated. The balance sheet and statement of cash flows are presented on a condensed basis. Certain amounts for 1999 have been reclassified for comparative purposes.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

2.        Basis of Presentation (continued)

Stock Split:

         On May 10, 2000, Pegasus announced a two-for-one stock split of its Class A and Class B common stock in the form of a stock dividend, effective May 30, 2000, to shareholders of record on May 19, 2000. The dividend was effected by a charge to paid-in capital in the amount of $268,000, the par value of the additional Class A and Class B common shares that were issued. All references to shares, per share amounts and exercise prices included in the accompanying financial statements and notes reflect the effect of the stock split.

Development Costs:

         Development costs on the statements of operations and comprehensive loss represent the combined expenses of other corporate initiatives that are in their infancy of development. Most of these initiatives are presently being sponsored by PDC. The operations of each initiative will be separately presented on the statements of operations and comprehensive loss when they are determined to be of a material continuing nature.

3.      Investment in Affiliates

         In January 2000, PDC made an investment of approximately $112.0 million in Personalized Media Communications, LLC ("PMC"), an advanced communications technology company, that is accounted for by the equity method. The investment consisted of $14.4 million in cash, 400,000 shares of Pegasus' Class A common stock (amounting to $18.8 million) and warrants to purchase 2.0 million shares of the Class A common stock at an exercise price of $45.00 per share and with a term of ten years. These warrants at the time of their issuance were estimated to have a fair value of $78.8 million. A subsidiary of PMC granted to the Company an exclusive license for use of PMC's patent portfolio in the distribution of satellite services from specified orbital locations. Through September 30, 2000, PDC's equity in the losses of PMC was not material.

4.      Common Stock and Other Stockholders' Equity

         On March 22, 2000, Pegasus amended its Certificate of Incorporation by increasing the number of its authorized shares of common stock as follows: Class A to 250.0 million from 50.0 million; Class B to 30.0 million from 15.0 million; and Non-Voting to 200.0 million from 20.0 million. The number of shares of Class A outstanding at September 30, 2000 and December 31, 1999 was 45.8 million and
30.4 million, respectively. The number of shares outstanding at each date for Class B was 9.2 million. No shares were outstanding at either date for Non-Voting. Class A shares issued in 2000 through September 30 were 13.5 million as consideration in acquisitions, 1.0 million for exercises of options and warrants, and 763,000 for other purposes. Pegasus issued 130,221 shares of Class A in payment of the dividend on the Series C preferred stock that was payable on October 31, 2000. For the nine months ended September 30, 2000, common stock issued in connection with acquisitions and investment in affiliates provided additional paid-in capital of $752.9 million.

5.      Preferred Stock

         On March 22, 2000, Pegasus amended its Certificate of Incorporation, increasing the aggregate number of authorized shares of preferred stock to 20.0 million from 5.0 million.

Redeemable Preferred Stocks:

Series A Preferred Stock
------------------------

         The number of shares issued and outstanding at September 30, 2000 of Series A preferred stock increased to 152,844 from 135,073 at December 31, 1999. This increase was due to dividends on Series A payable in 2000 that were paid in shares of Series A preferred stock. The carrying amount increased by $14.0 million to $156.8 million due to accrued and unpaid dividends payable under the mandatory redemption features.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

5.        Preferred Stock (continued)

Series B, Series D and Series E Preferred Stock
-----------------------------------------------

         In connection with DBS acquisitions in the first quarter of 2000, Pegasus issued 5,707 shares of Series B Junior Convertible Participating Preferred Stock (the "Series B preferred stock"), 22,500 shares of Series D Junior Convertible Participating Preferred Stock (the "Series D preferred stock") and 10,000 shares of Series E Junior Convertible Participating Preferred Stock (the "Series E preferred stock"). Each whole share of Series B, Series D and Series E preferred stock has a liquidation preference equal to its stated value of $1,000 per share plus any accrued and unpaid dividends. Each share of Series B, Series D and Series E preferred stock is convertible at any time at the option of the holder into 32.47 shares, 19.54 shares and 16.04 shares, respectively, of Pegasus' Class A common stock, subject to adjustment under certain circumstances. Additionally, each share of Series B, Series D and Series E preferred stock is redeemable at the option of the holder at a price of $1,000 plus any accrued and unpaid dividends. Each series may be redeemed at the option of holders as follows: Series B in whole any time after January 4, 2002; Series D 10,000 shares on any day after March 1, 2000, an additional 6,125 shares beginning on February 1, 2002, and the remaining shares on February 1, 2003; Series E 5,000 shares on any day after February 25, 2002, and the remaining shares beginning February 25, 2003. Pegasus may redeem at its option shares of each series in whole as follows: Series B any time after January 4, 2005 at a price of $1,000 per share; Series D at any time at a price of $1,000 per share; Series E any time up to February 25, 2001 at a price of $1,100 per share, and any time thereafter at a price of $1,000 per share. The preceding redemption prices are in addition to any accrued and unpaid dividends. Holders of shares of Series B preferred stock are entitled to receive, when, as and if declared by Pegasus' Board of Directors, cash dividends at an annual rate of 1% payable semi-annually on January 1 and July 1 commencing July 1, 2000. Holders of shares of Series D and Series E preferred stock are entitled to receive, when, as and if declared by the Board of Directors, dividends at an annual rate of 4% payable annually on January 1 commencing January 1, 2001. Dividends on Series D and Series E preferred stock are payable in cash or shares of Pegasus Class A common stock, at the option of Pegasus. Dividends on Series B, Series D and Series E preferred stock are cumulative and accrue from the date of original issuance. The carrying amounts of Series B, Series D, and Series E preferred stock are increased by amounts representing dividends not currently declared or paid but that are payable under the redemption features. In the event of liquidation, Series B, Series D and Series E preferred stock rank, to the extent of their respective liquidation preferences, junior to Series A and Series C preferred stock, senior to all classes of Pegasus' common stock and on a parity with each other. Upon liquidation, holders of Series B, Series D and Series E preferred stock are entitled to participate with holders of Pegasus common stock and other participating stock, if any, in the remaining assets of the Company after certain other distributions have been satisfied. Generally, Series B, Series D and Series E preferred stock have no voting rights other than those granted by law.

         The carrying amounts of Series B, Series D and Series E preferred stock increased by $42,000, $600,000 and $238,000, respectively, to $5.7 million, $23.1 million and $10.2 million, respectively, at September 30, 2000. These increases represent accrued and unpaid dividends payable under the mandatory redemption features. At September 30, 2000, 5,707, 22,500 and 10,000 shares of Series B, Series D and Series E preferred stock, respectively, were issued and outstanding.

Preferred Stock in Stockholders' Equity:

Series C Preferred Stock
------------------------

         In January 2000, Pegasus completed an offering of 3.0 million shares of 6 1/2% Series C Convertible Preferred Stock (the "Series C preferred stock"), resulting in net proceeds of $290.4 million. Each whole share of Series C preferred stock has a liquidation preference equal to its stated value of $100 per share, plus any accrued and unpaid dividends, and is convertible at any time at the option of the holder into 1.5686 shares of Pegasus' Class A common stock. This conversion ratio is subject to adjustment under certain circumstances. Holders of shares of Series C preferred stock are entitled to receive, when, as and if declared by the Board of Directors, dividends at a rate of 6.5% payable quarterly on January 31, April 30, July 31 and October 31 commencing April 30, 2000. Dividends are payable in cash, shares of Pegasus Class A common stock or a combination thereof, at the option of Pegasus. Dividends on Series C preferred stock are cumulative and accrue from the date of original issuance. In the event of liquidation, Series C preferred stock ranks junior to Series A preferred stock, senior to Series B, Series D and Series E preferred stocks and senior to all classes of Pegasus' common stock. Pegasus at its option may redeem shares, in whole or in part, of Series C preferred stock at any

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

5.       Preferred Stock (continued)

time from February 1, 2003, and under certain circumstances from August 1, 2001 to prior to February 1, 2003, at premiums specified in Series C's certificate of designation, plus any accrued and unpaid dividends. Holders of Series C preferred stock have no voting rights other than those granted by law, except that holders voting as a class are entitled to elect two directors to the Board of Directors in the event dividends payable on Series C preferred stock are in arrears for six quarterly periods until such arrearage is paid in full and concerning matters that effect the terms and ranking of the series or amendments to Pegasus' charter that may adversely affect their rights. At September 30, 2000, 3.0 million shares of Series C preferred stock were issued and outstanding.

6.      Long-Term Debt

         In January 2000, PM&C amended and restated its credit facility, consisting of a $225.0 million senior revolving credit facility that expires in 2004, a $275.0 million senior term credit facility that expires in 2005 and an uncommitted facility for an additional $200.0 million through June 30, 2001 (collectively, the "New PM&C Credit Facility"). The New PM&C Credit Facility is collateralized by substantially all of the assets of PM&C and its subsidiaries and is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. With the closing of the New PM&C Credit Facility, PM&C borrowed $275.0 million under the term loan facility and used a portion of the proceeds to pay off balances aggregating $221.5 million outstanding under other credit facilities. These other credit facilities along with their related commitments and a letter of credit facility were then terminated. At September 30, 2000, $275.0 million was outstanding under the term loan facility, with $38.2 million of stand-by letters of credit issued thereunder.

         Golden Sky Systems, Inc. ("GSS"), a subsidiary of GSH, maintains a $115.0 million senior revolving credit facility and a $35.0 million senior term credit facility (collectively, the "GSS Credit Facility"), that are collateralized by substantially all of the assets of GSS and its subsidiaries. The facility expires in 2005. This facility had been entered into prior to Pegasus' acquisition of GSH. The GSS Credit Facility is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. In January 2000, GSS amended the GSS Credit Facility. This amendment waived GSS' third quarter 1999 covenant violations and amended certain fourth quarter 1999 and year 2000 covenant requirements. The amendment limited further availability under the revolving credit portion through December 31, 2000 to an additional $20.0 million above amounts already outstanding at the time of the amendment. As of September 30, 2000, GSS was in compliance with the GSS Credit Facility's amended covenants. At September 30, 2000, amounts outstanding under the revolving and term facilities were $17.0 million and $35.0 million, respectively, with $35.9 million of stand-by letters of credit issued thereunder.

         GSS has outstanding $195.0 million of 12.375% Senior Subordinated Notes due 2006 (the "GSS Notes") that were issued prior to Pegasus' acquisition of GSH. The GSS Notes are guaranteed on a full, unconditional, senior subordinated basis, jointly and severally by GSS' subsidiaries. A portion of the net proceeds from the GSS Notes held in an interest escrow account that had been included in restricted cash on the balance sheet was released and used to pay interest due on the GSS Notes. No further escrow balances or requirements exist with respect to the GSS Notes.

         Golden Sky DBS, Inc. ("GSDBS"), a direct subsidiary of GSH and GSS' parent, has outstanding 13.5% Senior Discount Notes due 2007 (the "GSDBS Notes") that were issued prior to Pegasus' acquisition of GSH. These notes have an aggregate stated maturity of $193.1 million. The GSDBS Notes are unsecured and effectively rank below all of the liabilities of GSDBS' direct and indirect subsidiaries. These notes were issued at a discount. Non-cash interest accretes on these notes until March 1, 2004. Thereafter, cash interest will accrue and be payable. From the date of the GSH acquisition through September 30, 2000, the Company has recognized amortization of discount on the notes of $6.5 million.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

7.       Per Common Share Amounts

         Within each respective period presented on the statement of operations and comprehensive loss, basic and diluted per common share amounts were the same because all potential common stock items were antidilutive and excluded from the computation. Per common share amounts are readily computed from the face of the statements of operations and comprehensive loss.

8.       Acquisitions

         On May 5, 2000, Pegasus acquired GSH, which holds the rights to provide DIRECTV(R) ("DIRECTV") programming in various rural areas of 24 states, along with its assets and liabilities in exchange for total consideration of approximately $1.5 billion. The consideration consisted of approximately 12.2 million shares of Class A common stock valued at $579.0 million (based on a price of $47.54 per share, which was the average closing price per share five days prior and subsequent to the acquisition announcement), options to purchase approximately 698,000 shares of Class A common stock valued at $33.2 million, net liabilities of GSH assumed by Pegasus of $383.0 million and a deferred tax liability incurred of $489.5 million. The deferred tax liability was allocated to DBS rights and was attributed to non-deductible amortization related thereto. Costs of $20.7 million have been incurred in the acquisition. The acquisition of GSH was accounted for by the purchase method, which allocates the cost of the acquisition to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. Of the total acquisition cost, approximately $1.3 billion (including the amount attributed to the deferred tax liability incurred) have been allocated to DBS rights. DBS rights are amortized on a straight-line basis over 10 years. The Company's results of operations include the operations of GSH from the date of acquisition.

         During the nine months ended September 30, 2000, the Company completed 16 other acquisitions of independent providers of DIRECTV. These acquisitions principally consisted of the rights to provide DIRECTV programming in various rural areas of the United States. The total consideration paid by the Company for these acquisitions of $194.5 million consisted of cash of $95.6 million, 873,184 shares of Pegasus Class A common stock (amounting to $39.7 million), 22,500 shares of Pegasus Series D preferred stock (amounting to $22.5 million), 10,000 shares of Pegasus Series E preferred stock (amounting to $10.0 million), warrants to purchase 3,000 shares of Pegasus Class A common stock (amounting to $166,000), a deferred tax liability incurred of $24.4 million, $200,000 in promissory notes and $1.8 million in assumed net liabilities. These acquisitions were accounted for by the purchase method, wherein substantially all of the total consideration for these acquisitions was allocated to DBS rights. The DBS rights are being amortized on a straight-line basis over 10 years. The Company's results of operations include the operations of these acquisitions from their respective effective dates of acquisition.

         The following unaudited pro forma financial information presents the Company's consolidated results of operations as if the above noted acquisitions had occurred at the beginning of the periods presented. This unaudited pro forma financial information is presented for comparative purposes only and does not necessarily reflect the results of operations of the Company had the acquisitions occurred on the dates indicated nor results that may occur in the future.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

8.       Acquisitions (continued)

         (In thousands, except per share amounts)                            Nine Months Ended September 30,
                                                                                   1999             2000
                                                                                   ----             ----
                                                                                       (unaudited)
Net revenues...............................................................        $343,943       $480,587
                                                                                   ========       ========


Loss before extraordinary items, after preferred stock dividends.............      (334,615)      (248,131)
                                                                                   =========      =========


Net loss applicable to common shares.......................................        (337,550)      (257,411)
                                                                                   =========      =========


Loss before extraordinary items per common share...........................           (6.69)         (4.61)
                                                                                      ======         ======


Net loss applicable to common shares per common share......................           (6.75)         (4.79)
                                                                                      ======         ======


9.       Discontinued Operations

         Discontinued operations on the statements of operations and comprehensive loss represent PM&C's cable operations located in Puerto Rico. The measurement date for accounting for the cable operations as discontinued was December 31, 1999. Since net income from and a gain on the sale of the operations was expected, net income and gain after the measurement date were recognized when earned. Revenues of the Puerto Rico cable operations for the three and nine months ended September 30, 2000 and 1999 were $5.4 million and $18.1 million, respectively, and $6.2 million and $14.9 million, respectively. No income taxes were allocated to discontinued operations because of the Company's net operating loss carryforward position.

         On September 15, 2000, PM&C sold to an unrelated third party its interests in the assets of its entire cable operations in Puerto Rico. The sale price was $170.0 million cash. Cash proceeds received at closing, after adjustment for transaction costs paid at that time and $3.0 million placed in escrow, were $164.5 million. The after tax gain on the sale was $59.4 million. The net amount of assets and liabilities associated with the sale was $80.5 million and $1.2 million, respectively. The net assets primarily consisted of net property, plant and equipment of $19.1 million and net intangibles associated with prior acquisitions amounting to $60.9 million. Escrow remaining after satisfaction of valid claims of indemnification, if any, made by the buyer pursuant to the asset purchase agreement will be released to the Company. Taxes recognized on the gain from the sale of $28.0 million are for Puerto Rico capital gains and withholding taxes and are currently payable.

10.      Extraordinary Loss from Extinguishment of Debt

         In connection with the outstanding borrowings paid off in January 2000 with the proceeds of the New PM&C Credit Facility, unamortized balances of deferred financing costs in the amount of $9.3 million associated with the borrowings paid off were written off. No income taxes were allocated to this loss because of the Company's net operating loss carryforward position.

11.      Sale and Leaseback of Tower Assets and Related Accounting

         On July 17, 2000, the Company sold through two wholly-owned subsidiaries 11 broadcast towers and related assets for approximately 1.4 million shares of restricted common stock of the buyer. The value of the buyer's common stock on the sale closing date was approximately $37.5 million, and the book value of the assets sold was $2.3 million. Coincident with the sale of the towers, PM&C leased back from the buyer eight of the 11 towers sold. The lease has an initial term of 10 years with five successive 10-year renewal periods at the option of the Company. Aggregate minimum lease payments in each of the next five fiscal years and in total over the remaining initial lease term are:
$683,000 in 2001; $711,000 in 2002; $739,000 in 2003; $769,000 in 2004; $799,000
in 2005; and $4.1 million in total thereafter. The Company recognized a gain of $1.0 million on the three towers sold outright. The

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

11.      Sale and Leaseback of Tower Assets and Related Accounting (continued)

Company's receipt of the buyer's common stock represents a continuing involvement by the Company in the eight towers sold and leased back. Accordingly, the sale and leaseback of these towers is accounted for as a financing.

         As a result the Company recorded a finance obligation in the amount of $36.1 million, which in essence represents a deferral of the net gain and related costs of the sale that might be otherwise recognized on the date of sale. Under the finance method, lease payments made on the assets leased back are allocated between a reduction of the finance obligation and interest as appropriate. Because of the amount of the finance obligation relative to the amount of the payments, the Company expects that all future payments will be applied to interest expense. The eight towers and related assets remain on the Company's records and continue to be depreciated by the Company as long as the financing method applies. The accounting as a financing of the eight towers sold and leased back will continue as long as the Company's continuing involvement in the towers, as represented by the Company's ownership of the buyer's common stock, remains.

         The stock received by the Company in the towers sale is accounted for as an investment in marketable securities available for sale. Accordingly, unrealized gain or loss on the investment is recorded as a component of the Company's stockholders' equity. Other comprehensive loss on the statements of operations and comprehensive loss reflects the unrealized loss on this investment amounting to $12.0 million at September 30, 2000.

         The Company has an agreement with the buyer of the tower assets in which the buyer will build future towers for the Company as determined by the Company.

12.      Income Taxes

         The Company is in a net operating loss carryforward position for income tax purposes. The tax benefit recognized represents the reversal of deferred tax liabilities recognized in acquisitions.

13.      Industry Segments

         At September 30, 2000, the Company's two reportable segments were DBS and Broadcast. Information on each of these segments' revenue and measure of profit or loss is as presented on the statements of operations and comprehensive loss. Each segment derived its revenues from external customers for each period presented therein. Identifiable total assets for DBS increased from December 31, 1999 by $1.56 billion to $2.23 billion at September 30, 2000. This increase was principally due to additional DBS rights obtained in acquisitions completed during 2000. Broadcast's identifiable total assets increased from December 31, 1999 by $26.2 million to $86.6 million at September 30, 2000 principally due to the current fair market value of the common stock received in the sale and leaseback of the tower assets.

14.      Supplemental Cash Flow Information

         Significant noncash investing and financing activities were as follows (in thousands):

                                                                                       Nine Months Ended
                                                                                          September 30,
                                                                                      1999             2000
                                                                                      ----             ----
Barter revenue and related expense..............................................     $5,657           $5,377
Marketable securities received in sale of tower assets..........................        -             37,516
Customer conversion costs and costs of related equipment........................        -             17,787
Acquisition of program rights and assumption of related program payables........      6,072            3,426
Capital issued and related acquisition of intangibles...........................      1,364          693,620
Minority interest and related acquisition of intangibles........................        -                852
Capital issued and related investment in affiliates.............................        -             97,555
Notes payable and related acquisition of intangibles............................      4,690          379,773
Preferred stock dividends and reduction of paid-in capital......................     12,400           14,912
Deferred taxes, net and related acquisition of intangibles......................         29          517,451

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

15.      Commitments and Contingent Liabilities

Legal Matters:

         From time to time the Company is involved with claims that arise in the normal course of business. In the opinion of management, the ultimate liability with respect to these claims will not have a material adverse effect on the consolidated operations, liquidity, cash flows or financial position of the Company.

         The Company is a rural affiliate of the National Rural Telecommunications Cooperative ("NRTC"). The NRTC is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. The Company's ability to distribute DIRECTV programming services is dependent upon agreements between the NRTC and Hughes Electronics Corporation, DIRECTV's parent, and between the Company and the NRTC.

         On September 3, 1999, the NRTC filed a lawsuit in federal court against DIRECTV seeking a court order to enforce the NRTC's contractual rights to obtain from DIRECTV certain premium programming formerly distributed by United States Satellite Broadcasting Company, Inc. for exclusive distribution by the NRTC's members and affiliates in their rural markets. On July 22, 1999, DIRECTV responded to the NRTC's continuing lawsuit by rejecting the NRTC's claims to exclusive distribution rights and by filing a counterclaim seeking judicial clarification of certain provisions of DIRECTV's contract with the NRTC. In particular, DIRECTV contends in its counterclaim that the term of DIRECTV's contract with the NRTC is measured solely by the orbital life of DBS-1, the first DIRECTV satellite launched into orbit at the 101(Degree) W orbital location, without regard to the orbital lives of the other DIRECTV satellites at the 101(Degree) W orbital location. DIRECTV also alleges in its counterclaim that the NRTC's right of first refusal, which is effective at the end of the term of DIRECTV's contract with the NRTC, does not provide for certain programming and other rights comparable to those now provided under the contract.

         On August 26, 1999, the NRTC filed a separate lawsuit in federal court against DIRECTV claiming that DIRECTV had failed to provide to the NRTC its share of launch fees and other benefits that DIRECTV and its affiliates have received relating to programming and other services. On September 9, 1999, the NRTC filed a response to DIRECTV's counterclaim contesting DIRECTV's interpretations of the end of term and right of first refusal provisions.

         On January 10, 2000, GSS and the Company filed a lawsuit in federal court against DIRECTV which contains causes of action for various torts, common law counts and declaratory relief based on DIRECTV's failure to provide the NRTC with premium programming, thereby preventing the NRTC from providing this programming to GSS and the Company. The claims are also based on DIRECTV's position with respect to launch fees and other benefits, term and rights of first refusal. The complaint seeks monetary damages and a court order regarding the rights of the NRTC and its members and affiliates.

         On February 10, 2000, GSS and the Company filed an amended complaint which added new tort claims against DIRECTV for interference with plaintiffs' relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. GSS and the Company later withdrew the class action allegations previously filed to allow a new class action to be filed on behalf of the members and affiliates of the NRTC. The class action was filed on February 27, 2000. All four actions are pending before the same judge. On November 20, 2000, the court will hear argument on the motion for class certification and on DIRECTV's motion to dismiss certain of the Company's claims and claims by the class members. DIRECTV's motion for partial summary judgment on the right of first refusal will be heard on or about December 11, 2000. The court has set a trial date of November 27, 2001 for all four actions.

                       PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

15.      Commitments and Contingent Liabilities (continued)

         Management is not currently able to predict the outcome of the DIRECTV litigation matters or the effect such outcome will have on the consolidated operations, liquidity, cash flows or financial position of the Company.

16.      New Accounting Pronouncements

         Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, becomes effective for the Company starting January 1, 2001, SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. At September 30, 2000, the Company's use of derivative instruments is confined to two interest rate swap and two interest rate cap instruments. These instruments were entered into in connection with PM&C's credit facility. The Company does not use these instruments for trading or speculative purposes. The notional amounts associated with these instruments range from $33.9 million to $37.1 million. The Company believes that it does not possess any derivative instruments that may be embedded in other contracts or agreements. The Company continues to analyze SFAS 133 for any material impacts of its adoption that it is not presently aware of. Because of the limited number and use of derivative instruments that the Company has and the relatively minor notional amounts associated with these instruments, the Company believes at the present time that the accounting for its derivative instruments under SFAS 133 will not have a material impact on the Company.

         The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 addresses revenue recognition policies and practices of companies that report to the SEC. The Company will adopt SAB 101 in the fourth quarter of 2000. The Company believes that the adoption of SAB 101 will not have a material impact.

         In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement revises standards for accounting for securitizations and other transfers of financial assets and collateral. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard is effective for transfers occurring after March 31, 2001 and for fiscal years ending after December 15, 2000 with respect to recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral. The Company is still analyzing the requirements of this statement and does not fully know whether or not the impact of this statement will be material. At the present time, the Company is not involved with any securitization transactions.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

         This Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated in such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions, both nationally, internationally and in the regions in which we operate; relationships with and events affecting third parties like DIRECTV, Inc.; litigation with DIRECTV; demographic changes; existing government regulations and changes in, or the failure to comply with government regulations; competition; the loss of any significant numbers of subscribers or viewers; changes in business strategy or development plans; technological developments and difficulties; the ability to attract and retain qualified personnel; our significant indebtedness; the availability and terms of capital to fund the expansion of our businesses; and other factors referenced in this Report and in reports and registration statements filed from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

         The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes which are included on pages 4-16 herein.

Significant Developments during 2000

         In January 2000, Pegasus Media & Communications amended and restated its credit facility, consisting of a $225.0 million senior revolving credit facility that expires in 2004, a $275.0 million senior term credit facility that expires in 2005 and an uncommitted facility for an additional $200.0 million through June 30, 2001. With the closing of the new credit facility, PM&C borrowed $275.0 million under the term loan facility and used a portion of the proceeds to pay off balances aggregating $221.5 million outstanding under other credit facilities. In January 2000, we completed an offering of 3.0 million shares of 6 1/2% Series C convertible preferred stock, resulting in net proceeds to us of $290.4 million.

         On May 5, 2000, we acquired Golden Sky Holdings, Inc., which holds the rights to provide DIRECTV(R) ("DIRECTV") programming in various rural areas of 24 states, along with its assets and liabilities in exchange for total consideration of approximately $1.5 billion. At the date of the acquisition, Golden Sky had a subscriber base of 345,100. The consideration we paid consisted of approximately 12.2 million shares of our Class A common stock valued at $579.0 million (based on a price of $47.54 per share, which was the average closing price per share five days prior and subsequent to the acquisition announcement), options to purchase approximately 698,000 shares of our Class A common stock valued at $33.2 million, net liabilities of Golden Sky assumed by us of $383.0 million and a deferred tax liability incurred of $489.5 million. Costs of $20.7 million have been incurred in the acquisition. Of the total acquisition cost, approximately $1.3 billion have been allocated to direct broadcast satellite television ("DBS") rights.

         During the nine months ended September 30, 2000, we completed 16 other acquisitions of independent providers of DIRECTV. These acquisitions principally consisted of the rights to provide DIRECTV programming in various rural areas of the United States. The total consideration we paid for these acquisitions of $194.5 million consisted of cash of $95.6 million, 873,184 shares of our Class A common stock (amounting to $39.7 million), 22,500 shares of Series D preferred stock (amounting to $22.5 million), 10,000 shares of Series E preferred stock (amounting to $10.0 million), warrants to purchase 3,000 shares of Class A common stock (amounting to $166,000), a deferred tax liability incurred of $24.4 million, $200,000 in promissory notes and $1.8 million in assumed net liabilities. Substantially all of the total consideration for these acquisitions was allocated to DBS rights.

         On July 17, 2000, we sold 11 broadcast towers and related assets for approximately 1.4 million shares of restricted common stock of the buyer. The value of the buyer's common stock on the sale closing date was approximately $37.5 million, and the book value of the assets we sold was $2.3 million. Coincident with the sale of the towers, we leased back from the buyer eight of the towers sold. The aggregate minimum lease payments in each of the next five fiscal years and in total over the remaining initial lease term are: $683,000 in 2001; $711,000 in 2002; $739,000 in 2003; $769,000 in 2004; $799,000 in 2005;
and $4.1 million in total thereafter. We recognized a gain of $1.0 million on the three towers sold outright. Our receipt of the buyer's common stock and resultant ownership interest in the buyer represents a continuing involvement by us in the tower assets sold and leased back. As a result, the gain that would otherwise be recognized on the sale of these at the date of sale is deferred as a finance obligation amounting to $36.1 million. While we continue to own the buyer's common stock, we expect that the lease payments we make on the assets leased back will be allocated to interest expense due to the amount of the finance obligation relative to the amount of the payments. We also will continue to depreciate the tower assets sold as if we still owned them while the financing method applies.

         On September 15, 2000, Pegasus Media & Communications sold to an unrelated third party its interests in the assets of its entire cable operations in Puerto Rico. The cash proceeds we received at closing, after adjustment for transaction costs paid at that time and $3.0 million placed in escrow, were $164.5 million and the after tax gain on the sale was $59.4 million. Escrow remaining after satisfaction of valid claims of indemnification, if any, made by the buyer pursuant to the asset purchase agreement will be released to the Company.

         On September 15, 2000, our board of directors approved a reorganization of the current corporate structure. Under the new structure, a new publicly-held parent holding company ("New PCC") will be formed and will assume the identity and capital stock structure of the existing Pegasus Communications Corporation ("Old PCC"). New PCC will issue common and preferred securities identical in terms, conditions and amounts as that present with Old PCC. The ownership interests and rights of common and preferred shareholders of New PCC will be exactly the same in New PCC as in Old PCC. Debt securities held by Old PCC will remain with Old PCC. New PCC will not issue or hold any debt securities as a consequence of the reorganization. In the reorganization, Old PCC will become a direct wholly-owned subsidiary of New PCC and will be renamed Pegasus Satellite Communications, Inc. In the reorganization, Old PCC will distribute to New PCC its investments in its following presently direct wholly-owned subsidiaries:
Pegasus Development Corporation, Pegasus Communications Management Company, Pegasus Communications Corporation PAC, Pegasus Real Estate Company and Pegasus Travel, Inc. These companies will become direct wholly-owned subsidiaries of New PCC. It is anticipated that the reorganization will be accounted for as a recapitalization in which the historical basis of assets and liabilities are not changed. All entities will retain their book values existing at the date of the reorganization. The reorganization is expected to become effective by the end of 2000.

         As stated above, all of the existing Old PCC preferred stock, including the 12.75% Series A Cumulative Exchangeable Preferred Stock, will become identical New PCC preferred stock as a result of the reorganization. In connection with the reorganization, Satellite will initiate an offer to exchange the Series A preferred stock of New PCC for a new series of preferred stock of Satellite having identical terms as the Series A preferred stock.

Pre-marketing and Location Cash Flows

         In this section we use the terms pre-marketing cash flow and location cash flow. Pre-marketing cash flow of the DBS business is calculated by taking the DBS revenues and deducting from them their related programming, technical, general and administrative expenses. Location cash flow of the DBS business is its pre-marketing cash flow less DBS marketing and selling expenses. The DBS marketing and selling expenses are also known as subscriber acquisition costs. Subscriber acquisition costs are sales and marketing expenses incurred and promotional programming provided in connection with the addition of new DBS subscribers. Location cash flow for the broadcast television ("Broadcast") business is calculated by taking the Broadcast revenues and deducting from them their related programming, technical, general and administrative and marketing and selling expenses.

         Pre-marketing cash and location cash flows are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing and location cash flows also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures or to react to changes in our industry or the economy generally. We believe that pre-marketing and location cash flows are important for the following reasons:

         o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

         o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

General

         We are a rapidly growing company that is highly leveraged. We have a history of reported losses from our operations principally due to our significant amounts of interest expense and amortization and depreciation and we are likely to continue to report losses for the foreseeable future due to these two items.

         At the present, our principal operations are based on the distribution of DBS services from DIRECTV. We are currently involved in litigation with DIRECTV. An outcome in this litigation that is unfavorable to us could have a material adverse effect on our DBS business. Refer herein to Note 15 of the Notes to Consolidated Financial Statements and Item 1 - Legal Proceedings under
Part II for a more descriptive account of the litigation.

Results of Operations

         In this section, amounts specified for three and nine months ended periods are for the periods ended September 30, 2000, and the changes to these amounts are with respect to the corresponding periods ended September 30, 1999, unless indicated otherwise.

Comparison of Three and Nine Months Ended September 30, 2000 and 1999

DBS Business

         Revenues increased $83.9 million to $159.6 million for the three months ended and increased $191.7 million to $389.9 million for the nine months ended. These increases were primarily due to the incremental impacts of acquisitions we made over the last 12 months. During the 12 months ended September 30, 2000, through acquisitions we obtained 433,500 subscribers and the exclusive DIRECTV distribution rights to approximately 2.6 million households in rural areas of the United States. The Golden Sky acquisition added 345,100 subscribers and 1.9 million households. Additionally, we added 247,100 subscribers during the last 12 months through internal growth. At September 30, 2000, we had exclusive DIRECTV distribution rights to 7.4 million households and 1.3 million subscribers compared to 4.8 million households and 630,900 subscribers at September 30, 1999. Our subscriber penetration within territories in which we have exclusive DIRECTV distribution rights increased to 17.8% at September 30, 2000 from 13.0% at September 30, 1999. During the three months ended September 30, 2000, we added 77,300 subscribers through internal growth and 32,300 subscribers from acquisitions. Average monthly revenue per subscriber was $43.41 for the three months ended compared to $44.80 for the corresponding 1999 period, and $43.33 for the nine months ended 2000 and 1999. The variance in the average monthly revenue per subscriber for the three months ended was due to a combination of lower contributions from pay per view and lower average revenues of subscribers obtained in acquisitions relative to our other subscribers.

         Programming, technical and general and administrative expenses increased $57.4 million to $110.9 million for the three months ended and increased $135.0 million to $272.9 million for the nine months ended. These increases were due to the growth in the number of subscribers. The rate of increase of these expenses in each period was consistent with the increased average number of customers within each period.

         Subscriber acquisition costs increased $16.2 million to $55.1 million for the three months ended and increased $22.9 million to $111.6 million for the nine months ended. These increases were principally due to increased commissions and subsidies to our dealer network resulting from the subscriber growth we experienced and due to revisions to our commission and subsidy plans. During 2000, we revised our commission and subsidy plans to be more competitive. In the current three months ended period, we also expanded our commission plans to include large, national dealers affiliated with DIRECTV to whom commissions previously were paid directly by DIRECTV. Advertising and promotional programming expenses also impact our subscriber acquisition costs. Advertising and promotional programming expenses are discretionary expenditures and vary depending in large part based on sales initiatives that we want to promote and/or expand. Advertising and promotional programming expenses increased in the current three months ended largely due to our efforts to attract additional subscribers in the territory obtained in the Golden Sky acquisition. Subscriber acquisition costs per gross subscriber based on subscribers added through internal growth was $440 for 125,200 subscribers added and $379 for 294,400 subscribers added for the three and nine months ended, respectively, compared to $319 for 121,600 subscribers added and $356 for 249,200 subscribers added for the same 1999 periods, respectively.

         Depreciation and amortization increased $48.3 million to $68.7 million for the three months ended and increased $79.4 million to $141.7 million for the nine months ended. These increases were primarily due to increased amortization of DBS rights as a result of additional DBS rights incurred in acquisitions over the 12 months ended September 30, 2000 amounting to $1.49 billion. Of these total additional DBS rights incurred, $60.6 million and $1.47 billion were incurred in the three and nine months ended, respectively, with $1.28 billion resulting from the Golden Sky acquisition. Also adding to these increased expenses is depreciation of DBS equipment that is rented to subscribers. Renting units to subscribers commenced in the second quarter of 2000 with respect to our conversions of subscribers of a former DBS provider into our subscribers. These converted subscribers had rented their equipment from the former DBS provider and we have added this service as a convenience to these subscribers. Rented equipment capitalized was $5.4 million for the three months ended and $10.3 million for the nine months ended. Rental units are depreciated over a three-year period. We expect that rental units and related depreciation will increase as more of our subscribers choose a rental alternative.

         Pre-marketing cash flow was $48.7 million and $116.9 million for the three and nine months ended, respectively, compared to $22.2 million and $60.3 million for the corresponding 1999 periods, respectively. Location cash flow was $(6.4) million and $5.3 million for the three and nine months ended, respectively, compared to $(16.6) million and $(28.4) million for the corresponding 1999 periods, respectively.

Broadcast Business

         Revenues decreased $223,000 to $8.7 million for the three months ended and decreased $384,000 to $26.1 million for the nine months ended. Reduced ratings this year for our affiliated Fox network stations combined with lowered television advertising in general in 2000 contributed to these decreases. Also, contributing to the decrease is that the nine months ended in 1999 include revenues related to the National Football League's Super Bowl held in January 1999 that was carried by the Fox network. Despite strong revenues of our other affiliated stations, we expect overall that revenues for the fourth quarter and year 2000 will be lower relative to the prior year.

         Programming, technical, and general and administrative expenses increased $441,000 to $6.2 million for the three months ended and increased $2.3 million to $18.3 million for the nine months ended. These increases principally reflect increased amortization of additional programming costs incurred and fees charged by the Fox network that commenced in July 1999. The additional programming costs were incurred in the purchase of new and additional programming, some of which were for premier shows that have a higher programming premium associated with them.

         Marketing and selling expenses increased $243,000 to $1.6 million for the three months ended and increased $1.1 million to $5.5 million for the nine months ended. These increases were primarily due to increased promotional costs associated with the launch of new stations and news programs.

         Location cash flow was $899,000 and $2.4 million for the three and nine months ended, respectively, compared to $1.8 million and $6.1 million for the corresponding 1999 periods, respectively.

Other Statements of Operations and Comprehensive Loss Items

         Corporate expenses increased $1.1 million to $2.6 million for the three months ended and increased $1.9 million to $6.0 million for the nine months ended. These increases reflect growth in the corporate infrastructure in support of the overall growth in business experienced by us.

         Development costs of $1.1 million and $2.3 million for the three and nine months ended, respectively, represent the combined expenses of corporate initiatives that are in their infancy of development and not yet of a material, continuing nature. Most of these initiatives are presently being sponsored by Pegasus Development Corporation. Actual and potential impacts of these initiatives on liquidity and capital resources are addressed in the section so entitled.

         Other expenses, net from continuing operations increased $459,000 to $1.1 million for the three months ended and increased $2.0 million to $3.4 million for the nine months ended. These increases principally reflect expenses associated with our ongoing litigation with DIRECTV. Expenses incurred in the DIRECTV litigation were $600,000 and $1.5 million for the three and nine months ended, respectively.

         Interest expense increased $17.9 million to $34.2 million for the three months ended and increased $38.7 million to $86.2 million for the nine months ended. These increases were due to additional borrowings outstanding and higher rates of interest incurred during the periods. Fixed rate borrowings increased by $328.9 million from September 30, 1999 to $780.4 million at September 30, 2000. This increase was principally due to debt of Golden Sky totaling $318.6 million at a combined weighted average interest rate of 12.44% that we assumed in the acquisition of Golden Sky. Variable rate borrowings under credit facilities we maintain increased from September 30, 1999 by $179.4 million to $327.0 million at September 30, 2000. This increase was primarily due to net additional amounts borrowed under the credit facility of Pegasus Media & Communications of $127.4 million and debt outstanding under credit facilities maintained by Golden Sky of $52.0 million that we assumed in the acquisition. The weighted average amount of principal and interest rates associated with outstanding variable rate debt were: principal of $327.0 million at 10.25% and $301.3 million at 9.97% for the three and nine months ended September 30, 2000, respectively, and $122.8 million at 7.96% and $91.3 million at 8.12% for the corresponding 1999 periods, respectively.

         Interest income increased $3.4 million to $3.7 million for the three months ended and $10.1 million to $11.1 million for the nine months ended. These increases were due to significantly higher average cash balances available for short-term investing. These higher balances principally reflect unused portions of the proceeds received from the Series C preferred stock we issued in January 2000.

         Other non-operating income, net for the three months ended of $896,000 primarily represents the gain on the portion of the tower assets sold outright of $1.0 million.

         We are in a net operating loss carryforward position for income tax purposes. The tax benefit recognized represents the reversal of deferred tax liabilities recognized in acquisitions.

         Within discontinued operations, a gain of $59.4 million, net of taxes of $28.0 million, was recognized in the three and nine months ended periods on the sale of our Puerto Rico cable operations. The taxes recognized on the gain relate to Puerto Rico capital gain and withholding taxes and are currently payable.

         An extraordinary loss from the extinguishment of debt in the amount of $9.3 million was recognized for the nine months ended. This reflects the write-off of unamortized balances of deferred financing costs connected with our debt that was refinanced when Pegasus Media & Communications' credit facility was amended in January 2000. No income taxes were allocated to the loss because of our net operating loss carryforward position.

         Preferred stock dividends increased $5.8 million to $10.1 million for the three months ended and increased $12.6 million to $25.0 million for the nine months ended. These increases resulted from a greater number of shares of our preferred stock outstanding during the respective current year periods. The greater number of shares of preferred stock outstanding primarily reflect the issuance in the first quarter of 2000 of 5,707 shares of Series B with a dividend rate of 1%, 3.0 million shares of Series C with a dividend rate of 6 1/2%, 22,500 shares of Series D with a dividend rate of 4% and 10,000 shares of Series E with a dividend rate of 4%.

         Other comprehensive loss represents the unrealized loss on the common stock we obtained in the sale and leaseback of our tower assets.

Liquidity and Capital Resources

         Our primary sources of liquidity have been the net cash provided by our operations, amounts available under our credit facilities and proceeds from security offerings. Our principal uses of cash have been for the funding of acquisitions, meeting debt service requirements and the funding of DBS subscriber acquisition costs, programming costs and dealer commissions, investments in broadcast facilities and our operations in general.

         We are a rapidly growing and expanding company. As a result, access to and availability within the capital markets, especially the equity segment of the market, has been and will continue to be critical to our growth strategy and success. Our capital stock has been a major source of capital for us. During 2000, in connection with acquisitions and obtaining an investment interest in others we issued 13.6 million shares of Class A common stock, 5,707 shares of Series B preferred stock, 22,500 shares of Series D preferred stock and 10,000 shares of Series E preferred stock. In January 2000, we completed an offering of
3.0 million shares of 6 1/2% Series C preferred stock that resulted in net proceeds to us of $290.4 million. During 2000 through September 30, we issued 59,422 shares of our Class A common stock as compensation to employees and others and 195,927 shares in payment of dividends on our preferred stock. Additionally, in 2000 we issued 17,771 shares of our Series A preferred stock in payment of dividends payable on this preferred stock. On October 31, 2000, we issued 130,221 shares of Class A common stock in payment of the dividend on the Series C preferred stock that was payable on October 31, 2000.

         Each share of Series B, Series D and Series E preferred stock noted above is convertible at any time at the option of the holder into 32.47 shares,
19.54 shares and 16.04 shares, respectively, of our Class A common stock, subject to adjustment under certain circumstances. Each share of Series B, Series D and Series E preferred stock is redeemable at the option of the holder at a price of $1,000. Each series may be redeemed at the option of holders as follows: Series B in whole any time after January 4, 2002; Series D 10,000 shares on any day after March 1, 2000, an additional 6,125 shares beginning on February 1, 2002, and the remaining shares on February 1, 2003; Series E 5,000 shares on any day after February 25, 2002, and the remaining shares beginning February 25, 2003. Each share of Series C preferred stock is convertible at any time at the option of the holder into 1.5686 shares of our Class A common stock, subject to adjustment under certain circumstances.

         In January 2000, Pegasus Media & Communications amended and restated its credit facility, consisting of a $225.0 million senior revolving credit facility that expires in 2004, a $275.0 million senior term credit facility that expires in 2005 and an uncommitted facility for an additional $200.0 million through June 30, 2001. The new credit facility is collateralized by substantially all of the assets of PM&C and its subsidiaries and is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. Borrowings under the new credit facility are available for acquisitions, to retire certain indebtedness, to fund interest payments, for working capital, capital expenditures and general corporate purposes. With the closing of the new credit facility, PM&C borrowed $275.0 million under the term loan facility and used a portion of the proceeds to pay off balances aggregating $221.5 million outstanding under other credit facilities. These other credit facilities along with their related commitments and a letter of credit facility were then terminated. At September 30, 2000, $275.0 million was outstanding under the new credit facility, with $38.2 million of stand-by letters of credit issued thereunder.

         Our Golden Sky Systems, Inc. subsidiary maintains a $115.0 million senior revolving credit facility and a $35.0 million senior term credit facility that are collateralized by substantially all of its assets and those of its subsidiaries. The facility expires in 2005. These facilities had been entered into prior to our acquisition of the Golden Sky companies. This credit facility is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. Borrowings under the credit facility are available for acquisitions, to retire certain indebtedness, for working capital, capital expenditures and general corporate purposes. In January 2000, Golden Sky Systems amended the credit facility. This amendment waived Golden Sky Systems' third quarter 1999 covenant violations and amended certain fourth quarter 1999 and year 2000 covenant requirements. The amendment limited further availability under the revolving credit portion through December 31, 2000 to an additional $20.0 million above amounts already outstanding at the time of the amendment. As of September 30, 2000, Golden Sky Systems was in compliance with the credit facility. At September 30, 2000, amounts outstanding under the revolving and term facilities were $17.0 million and $35.0 million, respectively, with $35.9 million of stand-by letters of credit issued thereunder. At September 30, 2000, $20.0 million was available under the credit facility.

         Golden Sky Systems has outstanding $195.0 million of 12.375% Senior Subordinated Notes due 2006 that were issued prior to our acquisition of the Golden Sky companies. Golden Sky DBS, Inc., another one of our subsidiaries acquired with the Golden Sky companies, has outstanding 13.5% Senior Discount Notes due 2007 that had been issued prior to the acquisition. These notes have an aggregate stated maturity of $193.1 million.

         Net cash used for operating activities was $65.3 million for the nine months ended September 30, 2000 compared to $67.3 million for the corresponding period of the prior year. Cash from revenues less cash for operating needs was greater in the current year than in the prior year, but interest payments were greater in the current year than in the prior year. The net cash usage for operating activities was funded by a combination of proceeds from the Series C preferred stock issuance and Pegasus Media & Communications' credit facility.

         Pre-marketing cash flow increased $25.6 million to $49.6 million and increased $52.8 million to $119.3 million for the three and nine months ended September 30, 2000, respectively. Our DBS business contributed increases of $26.5 million and $56.6 million, respectively, whereas our Broadcast business generated decreases of $907,000 and $3.8 million, respectively.

         Net cash used for investing activities for the nine months ended September 30, 2000 amounted to $15.0 million. Acquisitions of $116.4 million were all for DBS businesses. Capital expenditures increased $25.4 million to $36.1 million compared to the corresponding period of the prior year, principally due to purchases of and improvements to office facilities of $22.3 million and purchases of DBS rental equipment of $6.4 million. We expect that the purchases of DBS rental equipment will grow as more of our subscribers choose a rental alternative. Investments in affiliates of $14.6 million represent the cash portion of our investment in Personalized Media Communications. Net cash used for investing activities was principally funded with proceeds available from the Series C preferred stock issuance and Pegasus Media & Communications' credit facility. Cash from the sale of the Puerto Rico cable operations of $166.9 million was received in mid September. Of the amount received, $163.9 million was placed in short-term interest-bearing accounts for immediate availability when needed and $3.0 million was placed in escrow to cover claims that may arise out of the cable sale. The use of the proceeds from the cable sale are limited by Pegasus Media & Communications' credit facility to permitted acquisitions, paying down amounts outstanding under the credit facility and payment of costs associated with the cable sale.

         Net cash provided by financing activities was $346.7 million for the nine months ended September 30, 2000. The principal sources of cash were the net proceeds of the Series C preferred stock issuance of $290.4 million, net of related costs of $9.6 million, and net borrowings under Pegasus Media & Communications' credit facility of $62.8 million.

         On September 25, 2000, we were the successful bidder on 31 guard band licenses in an auction conducted by the Federal Communications Commission. The total price of the licenses is $91.5 million. We already paid a required down payment of $5.4 million for these licenses. When we receive final FCC approval for the licenses, the remaining $86.1 million will be payable in one amount. We expect that the payment will be made from existing cash sources. We anticipate that the FCC will grant its approval for the licenses anytime from late November 2000 to January 2001.

         We are in the process of developing a broadband business that will be a new service provided by us. We have already entered into an agreement with a party that will enable us to offer this broadband high-speed internet access by satellite to rural and underserved areas. We expect that this service will offer two-way (send and receive capability) satellite access. Our plans are to launch this new service in the first quarter of 2001. The capital requirements and sources of the capital to finance this business are still being developed. We cannot make any assurances as to the prospects of this new business.

         At September 30, 2000, we had an unrestricted cash balance of $306.9 million. We had availability under the Pegasus Media & Communications credit facility of $186.6 million plus access to an additional $200.0 million in uncommitted funds. Additionally, Golden Sky had availability of $20.0 million under its credit facility at September 30, 2000. We believe that we have adequate resources to meet our working capital, maintenance capital expenditure and debt service and preferred stock requirements for at least the next twelve months. However, because we are highly leveraged, our ability to repay our existing debt and preferred stock will depend upon the success of our business strategy, prevailing economic conditions, regulatory matters, levels of interest rates and financial, business and other factors that are beyond our control. We cannot assure you that we will be able to generate the substantial increases in cash flow from operations that we will need to meet our debt and preferred stock requirements. Furthermore, our agreements with respect to our indebtedness contain numerous covenants that, among other things, restrict our ability to:

         o  pay dividends and make certain other payments and investments;

         o  borrow additional funds;

         o  create liens; and

         o  sell our assets.

Failure to make debt payments or comply with our covenants could result in an event of default which if not cured or waived could have a material adverse effect on us.

         We closely monitor conditions in the capital markets to identify opportunities for the effective use of financial leverage. In financing our future expansion and acquisition requirements, we expect to increase our leverage. This could result in increased debt service or preferred stock requirements. We cannot assure you that such financing can be completed on terms satisfactory to us or at all.

         As previously discussed, we expect that we will effect our corporate reorganization into a new publicly-held parent holding company by the end of 2000. Under the current organization structure, the existing publicly-held parent is subject to operating restrictions and other covenants arising from our existing publicly-held debt securities and Series A preferred stock. After giving effect to the reorganization and a concurrent exchange offer for the Series A preferred stock of New PCC for identical preferred stock of Old PCC (assuming that a sufficient number of shares of Series A preferred Stock of New PCC are exchanged), Old PCC will hold the publicly-held debt and the Series A preferred stock containing the restrictive covenants. As a result, the new publicly-held parent will not be subject to the provisions of these securities. We believe this reorganization will provide New PCC with more flexibility regarding future investments, operations and financing alternatives, including the ability to incur debt and distribute assets.

         In compliance with the certificates of designation governing our Series A and Series C preferred stock and the indentures governing our senior notes, we provide below adjusted operating cash flow data for our restricted subsidiaries on a consolidated basis. Under the governing documents, adjusted operating cash flow is defined as "for the four most recent fiscal quarters for which internal financial statements are available, operating cash flow of such person and its restricted subsidiaries less DBS cash flow for the most recent four-quarter period plus DBS cash flow for the most recent quarterly period, multiplied by four." Operating cash flow is income from operations before income taxes, depreciation and amortization, interest expense, extraordinary items and non-cash charges. Although adjusted operating cash flow is not a measure of performance under generally accepted accounting principles, we believe that adjusted operating cash flow is accepted as a recognized measure of performance within the industries that we operate. This data is also used by analysts who report publicly on the performance of companies in the industries in which we operate. Including in the calculation the effects of DBS acquisitions completed in the third quarter of 2000, as if these acquisitions had occurred on October 1, 1999, pro forma adjusted operating cash flow would have been as follows:

                                                                                 Four Quarters Ended
                                    (in thousands)                                 September 30, 2000
                                                                                   ------------------

Revenues........................................................................      $462,326
Direct operating expenses, excluding depreciation, amortization and other
    non-cash charges............................................................       326,419
                                                                                       -------

Income from operations before incentive compensation, corporate
   expenses, depreciation and amortization and other non-cash charges...........       135,907
Corporate expenses..............................................................         7,736
                                                                                         -----

Adjusted operating cash flow....................................................      $128,171
                                                                                      ========

Seasonality

         Our revenues vary throughout the year. As is typical in the broadcast television industry, our first quarter generally produces the lowest revenues for the year and the fourth quarter generally produces the highest revenues for the year. Our operating results in any period may be affected by the incurrence of advertising and promotional expenses that do not necessarily produce commensurate revenues in the short-term until the impact of such advertising and promotion is realized in future periods.

New Accounting Pronouncements

         Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, becomes effective for us starting January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. At September 30, 2000, our use of derivative instruments is confined to two interest rate swap and two interest rate cap instruments. These instruments were entered into in connection with Pegasus Media & Communications' credit facility. We do not use these instruments for trading or speculative purposes. The notional amounts associated with these instruments range from $33.9 million to $37.1 million. At the present time, we believe that we do not possess any derivative instruments that may be embedded in other contracts or agreements. We continue to analyze SFAS 133 for any material impacts of its adoption that we are not presently aware of. Because of the limited number and use of derivative instruments that we have and the relatively minor notional amounts associated with these instruments, we believe at the present time that the accounting for our derivative instruments under SFAS 133 will not have a material impact on us.

         The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements". SAB 101 addresses revenue recognition policies and practices of companies that report to the SEC. We will adopt SAB 101 in the fourth quarter of 2000. The Company believes that our adoption will not have a material impact.

         In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement revises standards for accounting for securitizations and other transfers of financial assets and collateral. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard is effective for transfers occurring after March 31, 2001 and for fiscal years ending after December 15, 2000 with respect to recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral. We are still analyzing the requirements of this statement and we do not fully know whether or not the impact of this statement will be material. At the present time, we are not involved with any securitization transactions.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our principal market risk exposure is changing interest rates that relate to our credit facilities, debt obligations and preferred stock. Our objective in managing this exposure is to limit the impact of interest rate changes on earnings and cash flow and to lower overall borrowing costs. As a highly-leveraged company, we may not have as much of an ability to minimize interest rates incurred on our debt facilities and preferred stock securities as less leveraged entities. The market risks we are exposed to and the way we manage these risks did not change during the three and nine months ended September 30, 2000.

         Our primary exposure is to variable rates of interest associated with borrowings under our credit facilities. At September 30, 2000, the total amount of borrowings subject to variable interest rates is $327.0 million. In connection with Pegasus Media & Communications' credit facility, we entered into interest rate protection instruments. These are confined to two interest rate swaps and two interest rate caps with aggregate notional amounts of $140.0 million. With the interest rate swaps, we exchange variable interest for fixed interest on a total notional amount of $72.1 million. We do not use these instruments for trading or speculative purposes and the notional amounts are not subject to exchange or payment. With respect to the interest rate swaps, for the three months ended September 30, 2000, we received from the counterparties total interest of $411,000 and for the nine months ended September 30, 2000 we paid to the counterparties total interest of $185,000. No amounts have been paid or received with respect to the interest rate caps in the three and nine months ended September 30, 2000.

         In the first quarter of 2000, we entered into new interest rate protection instruments and terminated all other interest rate protection instruments then outstanding. We received $927,000 in settlement of the instruments terminated, and paid $262,000 in premiums to initiate new interest rate cap instruments.

                           PART II. OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

DIRECTV/NRTC Litigation:

         We hereby incorporate by reference the disclosure relating to "DIRECTV/NRTC Litigation" set forth under "Item 3: Legal Proceedings" on pages 25 and 26 of our Annual Report on Form 10-K filed with the SEC on March 10, 2000 for the fiscal year ended December 31, 1999. The last paragraph of this disclosure is deleted and replaced in its entirety by the paragraphs set forth below. To the extent the disclosure set forth below supersedes or updates other disclosure under "Item 3: Legal Proceedings," such disclosure is hereby deemed to be modified, superseded and/or updated.

         On February 10, 2000, Golden Sky and we filed an amended complaint which added new tort claims against DIRECTV for interference with our relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. Golden Sky and we later withdrew the class action allegations we previously filed to allow a new class action to be filed on behalf of the members and affiliates of the National Rural Telecommunications Cooperative. The class action was filed on February 27, 2000. All four actions are pending before the same judge. On November 20, 2000, the court will hear argument on the motion for class certification and on DIRECTV's motion to dismiss certain of our claims and claims by the class members. DIRECTV's motion for partial summary judgment on the right of first refusal will be heard on or about December 11, 2000. The court has set a trial date of November 27, 2001 for all four actions.

         The outcome of this litigation and the litigation filed by the National Rural Telecommunications Cooperative could have a material adverse effect on our direct broadcast satellite business.

Other Matters:

         In addition to the matters discussed above, from time to time we are involved with claims that arise in the normal course of our business. In our opinion, the ultimate liability with respect to these claims will not have a material adverse effect on our consolidated operations, cash flows or financial position.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         On September 25, 2000, Pegasus issued warrants to purchase 10,000 shares of its Class A common stock as partial consideration for the acquisition of DIRECTV rights and related assets from an independent provider of DIRECTV in certain rural areas of North Dakota. The warrants are exercisable on or before September 25, 2005 at a price of $46.90 per share, subject to certain adjustments. In issuing the warrants, Pegasus relied upon an exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended.

         On September 26, 2000, Pegasus issued 50,000 shares of its Class A common stock upon the exercise of a warrant previously issued in connection with an acquisition. Upon exercise of the warrant, Pegasus received approximately $604,428 in cash, which was the amount of the exercise price (as adjusted for Pegasus' May 2000 stock dividend) specified in the original warrant. In issuing these shares, Pegasus relied upon the exemption from registration set forth in
Section 4(2) of the Securities Act of 1933, as amended.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a)  Exhibits

         Exhibit 27.1      Financial Data Schedule.

(b)  Reports on Form 8-K

         On September 29, 2000, we filed a Current Report on Form 8-K dated September 15, 2000 reporting under Item 5 the sale of our Puerto Rico cable operations.

                                    SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Pegasus Communications Corporation has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  Pegasus Communications Corporation

November 14, 2000                 By: /s/ M. Kasin Smith
-----------------                 ----------------------
Date                              M. Kasin Smith
                                  Vice President and Chief Financial Officer
                                  (Principal Financial and Accounting Officer)

Exhibit 27.       Financial Data Schedule

Pegasus Communications Corporation
First Quarter Form 10-Q

Article                                              5
Multiplier                                           1
Currency                                             U.S. Dollars
Period - Type                                        9 Months
Fiscal Year End                                      December 31, 2000
Period-End                                           September 30, 2000
Exchange Rate                                        1
Cash                                                 306,901
Securities                                           0
Receivables                                          48,048
Allowances                                           3,048
Inventory                                            20,415
Current Assets                                       399,064
PP&E                                                 88,328
Depreciation                                         30,166
Total Assets                                         2,930,015
Current Liabilities                                  195,478
Bonds                                                771,689
Preferred - Mandatory                                195,853
Preferred                                            300,877
Common                                               549
Other - SE                                           511,056
Total Liabilities and Equity                         2,930,015
Sales                                                415,979
Total Revenues                                       415,979
CGS                                                  0
Total Costs                                          568,837
Other Expenses                                       (11,376)
Loss - Provision                                     0
Interest Expense                                     86,185
Income Pretax                                        (227,667)
Income Tax                                           (30,022)
Income Continuing                                    (197,645)
Discontinued                                         60,600
Extraordinary                                        (9,280)
Changes                                              0
Net Income                                           (146,325)
EPS - Basic                                          (3.56)
EPS - Diluted                                        (3.56)

                                    ANNEX D

                            GOLDEN SKY HOLDINGS, INC.
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                      Page
                                                                                                                      ----
Consolidated Balance Sheets at December 31, 1998 and 1999........................................................     D-2

Consolidated Statements of Operations for the years ended December 31, 1997,
   1998 and 1999.................................................................................................     D-3

Consolidated Statements of Stockholders' Equity (Deficit)........................................................     D-4

Consolidated Statements of Cash Flows for the years ended December 31, 1997,
   1998 and 1999.................................................................................................     D-5

Notes to Consolidated Financial Statements.......................................................................     D-6

                            GOLDEN SKY HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS
                (Dollars in thousands, except per share amounts)

                                                                                                         December 31,
                                                                                                         ------------
                                                                                                  1998              1999
                                                                                                  ----              ----
Assets
Current assets:
  Cash and cash equivalents.............................................................          $4,488            $3,270
  Restricted cash, current portion......................................................          28,083            23,731
  Subscriber receivables (net of allowance for uncollectible accounts of $293
    and $973, respectively).............................................................           8,632            12,333
  Other receivables.....................................................................           2,465               742
  Inventory.............................................................................          10,146             3,108
  Prepaid expenses and other............................................................           1,859             1,652
                                                                                                --------          --------

Total current assets....................................................................          55,673            44,836
Restricted cash, net of current portion.................................................          23,534                --
Property and equipment (net of accumulated depreciation of $3,214 and $5,918,
  respectively).........................................................................           4,994             5,853
Intangible assets, net..................................................................         233,139           236,926
Deferred financing costs................................................................          10,541            11,462
Other assets............................................................................            218               260
                                                                                                --------          --------

    Total assets........................................................................        $328,099          $299,337
                                                                                                ========          ========

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Trade accounts payable................................................................         $13,539           $22,893
  Interest payable......................................................................          11,009            11,679
  Current maturities of long-term obligations...........................................           8,916             3,248
  Unearned revenue......................................................................           5,574             8,669
  Accrued payroll and other.............................................................           1,391              933
                                                                                                --------          --------

Total current liabilities...............................................................          40,429            47,422
Long-term obligations, net of current maturities:
  12 3/8% Notes.........................................................................         195,000           195,000
  13 1/2% Notes.........................................................................              --           112,095
  Bank debt.............................................................................          67,000            52,000
  Seller notes payable..................................................................           6,912             6,932
  Other notes payable and obligations under capital leases..............................             376               103
  Minority interest.....................................................................           2,420               936
                                                                                                --------          --------

Total long-term obligations, net of current maturities..................................         271,708           367,066
                                                                                                --------          --------

Total liabilities.......................................................................         312,137           414,488
Mandatorily Redeemable Preferred Stock:
  Series A Convertible Participating Preferred Stock, par value $.01; 418,000
    shares authorized, issued and outstanding...........................................          56,488            65,135
  Series B Convertible Participating Preferred Stock, par value $.01; 228,500
    shares authorized, 228,442 shares issued and outstanding............................          53,489            61,677
  Series C Senior Convertible Preferred Stock, par value $.01; 51,000 shares
    authorized, issued and outstanding..................................................          10,455            11,540
                                                                                                --------          --------

                                                                                                 120,432           138,352
Commitments and contingencies
Stockholders' Equity (Deficit):
  Common Stock, par value $.01; 1,000,000 shares authorized, 24,931 shares issued and outstanding at December 31, 1998; 25,399 shares issued and
    outstanding at December 31, 1999....................................................              --                --
  Additional paid-in capital............................................................              25               179
  Accumulated deficit...................................................................        (104,495)         (253,682)
                                                                                               ---------          ---------

Total stockholders' equity (deficit)....................................................        (104,470)         (253,503)
                                                                                               ---------          ---------

    Total liabilities and stockholders' equity (deficit)................................        $328,099          $299,337
                                                                                                ========          ========

          See accompanying Notes to Consolidated Financial Statements.

                            GOLDEN SKY HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (Dollars in thousands)

                                                                                      Years Ended December 31,
                                                                                      ------------------------
                                                                               1997              1998              1999
                                                                               ----              ----              ----
Revenue:
  DBS services........................................................        $16,452           $74,910           $139,933
  Lease and other.....................................................            944             1,014                640
                                                                            ---------         ---------         ----------

Total revenue.........................................................         17,396            75,924            140,573
Costs and expenses:
  Costs of DBS services...............................................          9,304            45,291             88,690
  System operations...................................................          3,796            11,021             19,733
  Sales and marketing.................................................          7,316            32,201             64,933
  General and administrative..........................................          2,331             7,431             15,708
  Depreciation and amortization.......................................          7,300            23,166             35,963
                                                                            ---------         ---------         ----------

Total costs and expenses..............................................         30,047           119,110            225,027
                                                                            ---------         ---------         ----------

Operating loss........................................................        (12,651)          (43,186)           (84,454)
Non-operating items:
  Interest and investment income......................................             40             1,573              2,393
  Interest expense....................................................         (3,246)          (20,538)           (45,012)
  Merger, initial public offering and other non-operating
    expenses..........................................................             --                --            (1,259)
                                                                            ---------         ---------         ----------

Total non-operating items.............................................         (3,206)          (18,965)           (43,878)
                                                                            ---------         ---------         ----------

Loss before income taxes..............................................        (15,857)          (62,151)          (128,332)
Income taxes..........................................................             --                --                 --
                                                                            ---------         ---------         ----------

Loss before extraordinary charge......................................        (15,857)          (62,151)          (128,332)
Extraordinary charge on early retirement of debt......................             --            (2,577)            (2,935)
                                                                            ---------         ---------         ----------

Net loss..............................................................        (15,857)          (64,728)          (131,267)
Preferred stock dividend requirements.................................         (7,888)          (14,855)           (17,920)
                                                                            ---------         ---------         ----------

Net loss attributable to common shareholders..........................      $(23,745)         $ (79,583)         $(149,187)
                                                                            =========         =========         ==========

          See accompanying Notes to Consolidated Financial Statements.

                            GOLDEN SKY HOLDINGS, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (Dollars in thousands)

                                                                               Additional
                                                                    Common      Paid-In         Accumulated
                                                                    Stock       Capital          Deficit           Total
                                                                    -----       -------          -------           -----
Balance at December 31, 1996....................................      $--          $1             $(1,167)         $(1,166)
Cancellation of originally issued Golden Sky Systems
  Common Stock..................................................       --          (1)                 --               (1)
Issuance of 100 shares of Golden Sky Holdings Common
  Stock upon formation of Golden Sky Holdings, Inc..............       --          --                  --               --
Dividends accrued on Series A Preferred Stock...................       --          --              (7,189)          (7,189)
Dividends accrued on Series B Preferred Stock...................       --          --                (699)            (699)
Net loss........................................................       --          --             (15,857)         (15,857)
                                                                      ---        ----           ---------        ---------

Balance at December 31, 1997....................................       --          --             (24,912)         (24,912)
Issuance of 24,831 shares of Golden Sky Holdings
  Common Stock pursuant to stock options exercised..............       --          25                  --               25
Dividends accrued on Series A Preferred Stock...................       --          --              (7,499)          (7,499)
Dividends accrued on Series B Preferred Stock...................       --          --              (7,101)          (7,101)
Dividends accrued on Series C Preferred Stock...................       --          --                (255)            (255)
Net loss........................................................       --          --             (64,728)         (64,728)
                                                                       --          --           ---------        ---------

Balance at December 31, 1998....................................       --          25            (104,495)        (104,470)
Issuance of 468 shares of Golden Sky Holdings Common
  Stock pursuant to stock options exercised.....................       --          --                  --               --
Dividends accrued on Series A Preferred Stock...................       --          --              (8,647)          (8,647)
Dividends accrued on Series B Preferred Stock...................       --          --              (8,188)          (8,188)
Dividends accrued on Series C Preferred Stock...................       --          --              (1,085)          (1,085)
Deferred compensation pursuant to issuance of Common
  Stock options.................................................       --         154                  --              154
Net loss........................................................       --          --            (131,267)        (131,267)
                                                                       --          --           ---------        ---------

Balance at December 31, 1999....................................      $--        $179           $(253,682)       $(253,503)
                                                                      ===        ====           =========        =========

          See accompanying Notes to Consolidated FInancial Statements.

                            GOLDEN SKY HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                         Years Ended December 31,
                                                                                         ------------------------

                                                                                   1997             1998            1999
                                                                                   ----             ----            ----
Cash Flows From Operating Activities
Net loss.....................................................................     $(15,857)       $(64,728)      $(131,267)
Adjustments to reconcile net loss to net cash used in operating activities:
 Depreciation and amortization...............................................        7,300          23,166          35,963
 Amortization of debt discount, deferred financing costs and other...........          215             977          13,676
 Deferred compensation pursuant to issuance of Common Stock options..........           --              --             154
 Extraordinary charge on early retirement of debt............................           --           2,577           2,935
 Change in operating assets and liabilities, net of acquisitions:
   Subscriber receivables, net of unearned revenue...........................       (2,501)         (1,757)          (541)
   Other receivables.........................................................         (161)         (1,568)          1,188
   Inventory.................................................................       (1,604)         (8,049)          7,038
   Prepaid expenses and other................................................         (203)         (1,228)            207
   Trade accounts payable....................................................        7,515           5,068           9,354
   Interest payable..........................................................          806          10,223             670
   Accrued payroll and other.................................................        1,379          (1,270)           (478)
                                                                                 ---------        --------        --------

Net cash used in operating activities........................................       (3,111)        (36,589)        (61,101)
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets........................................     (120,051)       (104,487)        (35,339)
Purchases of minority interests..............................................           --              --          (1,439)
Proceeds from interest escrow account........................................           --         (51,617)         24,224
Release of amounts reserved for contingent reduction of bank debt............           --              --           5,449
Investment earnings placed in escrow.........................................           --              --          (1,787)
Purchases of property and equipment..........................................         (998)         (3,317)         (3,452)
Other........................................................................          320            (500)            112
                                                                                 ---------        --------        --------

Net cash used in investing activities........................................     (120,729)       (159,921)        (12,232)
Cash Flows From Financing Activities
Proceeds from issuance of Series A preferred stock...........................       35,489              --              --
Proceeds from bridge loan....................................................       10,000              --              --
Proceeds from issuance of Series B preferred stock...........................       35,616              --              --
Net proceeds from issuance of 123/8% Notes...................................           --         189,150              --
Net proceeds from issuance of 131/2% Notes...................................           --              --         100,049
Borrowings on bank debt......................................................       75,000          90,000          38,000
Principal payments on bank debt..............................................      (15,000)        (83,000)        (53,000)
Proceeds from issuance of notes payable......................................        2,115              --              --
Principal payments on notes payable and obligations under capital leases.....       (2,902)         (3,675)         (8,846)
Proceeds from issuance of Common Stock.......................................           --              25              --
Increase in deferred financing costs.........................................       (3,321)         (5,138)         (5,516)
Capital contribution from minority partner...................................           --              --           1,428
                                                                                 ---------        --------        --------

Net cash provided by financing activities....................................       136,997        187,362          72,115
                                                                                 ---------        --------        --------

 Net increase (decrease) in cash and cash equivalents........................       13,157          (9,148)         (1,218)
 Cash and cash equivalents, beginning of period..............................          479          13,636           4,488
                                                                                 ---------        --------        --------

 Cash and cash equivalents, end of period....................................      $13,636          $4,488          $3,270
                                                                                 =========        ========        ========


Supplemental Disclosure of Cash Flow Information
Cash paid for interest.......................................................       $2,225          $9,337         $30,014
Property and equipment acquired under capitalized lease obligations..........          554             609              78
Retirement of Credit Agreement from borrowings under the Credit
 Facility....................................................................           --          88,000              --
Issuance of seller notes payable in acquisitions.............................        8,600          10,157              --
Conversion of notes payable and subscriptions to Series A preferred stock....        6,311              --              --
Conversion of notes payable to Series B preferred stock......................       10,073              --              --
Issuance of note payable in purchase of minority interest....................           --              --           2,925
Series C preferred stock issued in acquisition...............................           --          10,200              --
Preferred dividend requirements accrued and unpaid...........................        7,888          14,855          17,920

          See accompanying Notes to Consolidated Financial Statements.

                            GOLDEN SKY HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Organization and Legal Structure

         Golden Sky Holdings, Inc. ("Holdings," and together with its subsidiaries, "Golden Sky") is a Delaware corporation formed on September 9, 1997 for the purpose of holding all the common and preferred stock of Golden Sky Systems, Inc. ("Systems"). Upon the formation of Holdings, Systems issued 1,000 shares of its common stock to Holdings and all the shareholders of the then outstanding preferred stock of Systems were issued equivalent shares of Holdings stock with identical features to Systems' preferred stock (the "Exchange"). The Exchange was accounted for as a reorganization of entities under common control and the historical cost basis of consolidated assets and liabilities was not affected by the transaction. Holdings has no significant assets or liabilities other than its investment in Systems. Accordingly, Systems has been treated as the predecessor to Holdings and the historical financial statements of Holdings presented for periods prior to September 9, 1997 are those of Systems.

         Until February 1999, Systems was a wholly-owned subsidiary of Holdings. On February 2, 1999, Golden Sky DBS, Inc. ("Golden Sky DBS") was formed for the purpose of effecting an offering of senior discount notes. Upon formation, Golden Sky DBS issued 100 shares of its common stock to Holdings in exchange for $100 and the subsequent transfer of all of the capital stock of Systems to Golden Sky DBS. Upon completion of the aforementioned transfer, Systems became a wholly-owned subsidiary of Golden Sky DBS.

Principal Business

         Systems is the second largest independent provider of DIRECTV subscription television services. DIRECTV is the leading direct broadcast satellite ("DBS") company serving the continental United States. Systems, a Delaware corporation formed on June 25, 1996 ("Inception"), is a non-voting affiliate of the National Rural Telecommunications Cooperative (the "NRTC"). The NRTC has contracted with Hughes Communications Galaxy, Inc. ("Hughes") for the exclusive right to distribute DIRECTV programming to homes in certain rural territories of the United States ("Rural DIRECTV Markets"). As of December 31, 1999, Systems had acquired 57 Rural DIRECTV Markets in 24 states with approximately 1.9 million households. As of that same date, Systems served approximately 345,200 subscribers.

Pegasus Merger

         Holdings entered into a definitive merger agreement with Pegasus Communications Corporation ("Pegasus") on January 10, 2000. Pegasus is the largest independent provider of DIRECTV subscription television services in the United States. The combined operations of Pegasus and Holdings will serve in excess of 1.1 million subscribers in 41 states and have the exclusive right to serve approximately 7.2 million rural households. Under the terms of the agreement, Pegasus will issue up to 6.5 million shares of its Class A common stock to Holdings shareholders. The value of the Pegasus shares to be issued to Holdings shareholders approximated $632 million as of the date of execution of the definitive merger agreement. Upon completion of the merger, Holdings will become a wholly owned subsidiary of Pegasus. Consummation of the merger, which is subject to certain conditions and approvals, is expected in the first or second quarter of 2000.

Significant Risks and Uncertainties

         Substantial Leverage. Golden Sky is highly leveraged, making it vulnerable to changes in general economic conditions and interest rates. As of December 31, 1999, Golden Sky had outstanding long-term debt (including current portion) totaling approximately $369.4 million. Substantially all of Golden Sky's assets are pledged as collateral on its long-term debt. Further, the terms associated with Golden Sky's long-term debt obligations significantly restrict its ability to incur additional indebtedness. Thus, it may be difficult for Golden Sky and its subsidiaries to obtain additional debt financing if desired or required in order to further implement Golden Sky's business strategy.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

1. Organization and Nature of Operations  -- (Continued)

         Expected Operating Losses. Due to the substantial expenditures required to acquire Rural DIRECTV Markets and subscribers, Golden Sky has sustained significant losses since Inception. Golden Sky's operating losses were $12.7 million, $43.2 million, and $84.5 million for the years ended December 31, 1997, 1998 and 1999 respectively. Golden Sky's net losses during those same periods aggregated $15.9 million, $64.7 million, and $131.3 million respectively. Improvement in Golden Sky's results of operations is principally dependent upon its ability to cost effectively expand its subscriber base, control subscriber churn (i.e., the rate at which subscribers terminate service), and effectively manage its operating and overhead costs. Golden Sky plans to reduce its future operating and overhead costs by transitioning its direct sales distribution model to an indirect (i.e., retail) distribution model. Accordingly, during the year ending December 31, 2000 Golden Sky plans, among other things, to: (i) close approximately 30 of its 68 local sales offices; (ii) reduce its corporate overhead expenses through headcount and other expense reductions; and (iii) increase the number of third-party retailers in its Rural DIRECTV Markets. Golden Sky estimates that it will incur aggregate, non-recurring costs of approximately $1.5 million in connection with these actions. These costs are expected to primarily consist of employee severance and lease termination expenses. There can be no assurance that Golden Sky will be effective with regard to these plans. Golden Sky incurs significant costs to acquire DIRECTV subscribers. The high cost of obtaining new subscribers magnifies the negative effects of subscriber churn. Golden Sky anticipates that it will continue to experience operating losses through at least 2000. There can be no assurance that such operating losses will not continue beyond 2000 or that Golden Sky's operations will generate sufficient cash flows to pay its obligations, including its obligations on its long-term debt.

         Restrictions on Dividends and Other Distributions. The ability of Systems and its subsidiaries to pay dividends and make other distributions and advances is subject to, among other things, the terms of its long-term debt obligations and applicable law. As a result, Systems may be limited in its ability to make dividend payments and other distributions to Golden Sky DBS or Holdings at the time such distributions are needed by Golden Sky DBS or Holdings to meet their obligations.

         Reliance on DIRECTV/NRTC. Golden Sky obtains substantially all of its revenue from the distribution of DIRECTV programming services. As a result, Golden Sky would be materially adversely affected by any material change in the assets, financial condition, programming, technological capabilities or services of DIRECTV or Hughes. Further, Golden Sky relies upon DIRECTV to continue to provide programming services on a basis consistent with its past practice. Any change in such practice due to, for example, a failure to replace a satellite upon the expiration of its useful orbital life or a delay in launching a successor satellite may prevent Golden Sky from continuing to provide DBS services and could have a material adverse effect on Golden Sky's financial condition and results of operations. Additionally, Golden Sky's ability to offer DIRECTV programming services depends upon agreements between the NRTC and Hughes and between Golden Sky and the NRTC. The NRTC's interests may differ from Golden Sky's interests. Golden Sky would be materially and adversely affected by the termination of the NRTC's agreement with Hughes and/or the termination of Golden Sky's agreements with the NRTC. Golden Sky's agreements with the NRTC require that it use the NRTC for certain support services including subscriber information and data reporting capability, retail billing services and central office subscriber services. Such services are critical to the operation and management of Golden Sky's business.

         On January 10, 2000, Pegasus and Golden Sky filed a lawsuit in federal court in Los Angeles against DIRECTV (see Note 10). The outcome of this litigation and similar litigation filed by the NRTC against DIRECTV could have a material adverse effect on the scope and duration of Golden Sky's right to provide DIRECTV programming in its Rural DIRECTV Markets, its capital requirements and its costs of operations.

         Competition. The subscription television industry is highly competitive. Golden Sky faces competition from companies offering video, audio, data, programming and entertainment services. Many of these competitors have substantially greater financial and marketing resources than Golden Sky. Golden Sky's ability to effectively compete in the subscription television industry will depend on a number of factors, including competitive factors (such as the introduction of new technologies or the entry of additional strong competitors) and the level of consumer demand for such services.

Basis of Presentation and Principles of Consolidation

         The consolidated financial statements include the financial statements of Holdings and its majority-owned, direct and indirect subsidiaries. All significant intercompany transactions and balances have been eliminated. Minority interest represents the cumulative earnings and losses, after capital contributions, attributable to minority partners and stockholders.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

2. Summary of Significant Accounting Policies

Use of Estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make a number of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Cash and Cash Equivalents

         Golden Sky considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 1998 and 1999, cash and cash equivalents consisted of cash on hand, demand deposits and money market accounts.

Restricted Cash

         Restricted cash, as reflected in the accompanying consolidated balance sheets, includes cash restricted by the indenture associated with Systems' 12 3/8% Notes (see Note 5), plus investment earnings thereon. Restricted cash, which is held in escrow, is invested in certain permitted debt and other marketable investment securities until disbursed for the express purposes identified in the indenture. As of December 31, 1998 and 1999, restricted cash was composed entirely of U.S. treasury notes.

Inventory

         Inventory is stated at the lower of cost (first-in, first-out) or market and consists of receivers, satellite dishes and accessories ("DBS Equipment"). Golden Sky subsidizes the cost to the consumer of such equipment, which is required to receive DIRECTV programming services. Additionally, Golden Sky subsidizes the cost to the consumer of installation of DBS Equipment. Equipment and installation revenues and related expenses are recognized upon delivery and installation of DBS Equipment. Net transaction costs associated with the sale and installation of DBS Equipment are reported as a component of sales and marketing expenses in the accompanying consolidated statements of operations. During the periods ended December 31, 1997, 1998 and 1999, aggregate proceeds from the sale and installation of DBS Equipment totaled $3.8 million, $11.0 million, and $9.3 million respectively; related cost of sales totaled $4.6 million, $25.8 million, and $44.3 million during those same periods.

Long-lived Assets

         Golden Sky reviews its long-lived assets (e.g., property and equipment) and certain identifiable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets which are held and used in operations, the asset would be impaired if the book value of the asset exceeded the undiscounted future cash flows related to the asset. For those assets that are to be disposed of, the assets would be impaired to the extent the fair value does not exceed the book value. Golden Sky considers relevant cash flow, estimated future operating results, trends and other available information including the fair value of DIRECTV distribution rights owned, in assessing whether the carrying value of assets can be recovered.

Property and Equipment

         Property and equipment, consisting of computer hardware and software, furniture, vehicles, and office and other equipment, is recorded at cost. Depreciation is recognized on a straight-line basis over the related estimated useful lives, which range from two to five years.

DIRECTV Distribution Rights

         DIRECTV distribution rights, which represent the excess of the purchase price over the fair value of net assets acquired, are amortized on a straight-line basis over the periods expected to be benefited. The expected period to be benefited corresponds to the remaining estimated orbital lives of the satellites used by Hughes for distribution of DIRECTV programming services.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

2. Summary of Significant Accounting Policies  -- (Continued)

Deferred Financing Costs

         Deferred financing costs represent fees and other costs incurred in conjunction with the issuance of long-term debt. These costs are amortized over the term of the related debt using the effective interest method. Amortization of these costs totaled $215,000, $977,000, and $2,164,000 during 1997, 1998 and
1999, respectively.

Fair Value of Financial Instruments

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         Cash and cash equivalents: The carrying value approximates fair value as a result of the short maturity of these instruments.

         Receivables and payables: These assets are carried at cost, which approximates fair value as a result of the short-term nature of the instruments.

         Long-term debt and notes payable: Fair value of Golden Sky's publicly-traded debt securities is based on quoted market prices. The carrying value of Golden Sky's bank debt and other notes payable approximates fair value, as interest rates are variable or approximate market rates. As of December 31, 1999, the carrying and fair values of Golden Sky's publicly-traded debt securities were as follows (in thousands):

                                                       Carrying        Fair
                                                        Value          Value
                                                        -----          -----
    12 3/8% Notes..................................    $195,000       $211,575
    13 1/2% Notes..................................     112,095        121,653

Revenue Recognition

         DBS services revenue is recognized in the month service is provided. Unearned revenue represents subscriber advance billings for one or more months; related revenue recognition is deferred until service is provided.

System Operations Expense

         System operations expense includes payroll and other administrative costs related to Golden Sky's local offices and national call center.

Advertising Costs

         Advertising costs are expensed as incurred. Such costs aggregated $1.4 million, $5.1 million, and $5.9 million during the years ended December 31, 1997, 1998 and 1999, respectively.

Free Programming Promotions

         Certain DIRECTV national sales promotions offer free programming, generally for up to three months of service, to new subscribers. The cost of such free programming is expensed as sales and marketing expense in the period the services are provided. During 1999, sales and marketing expenses attributable to such promotions totaled $2.5 million.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

2. Summary of Significant Accounting Policies -- (Continued)

Income Taxes

         Golden Sky uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

Effects of Recently Issued Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (the "FASB") issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). As a result of the subsequent issuance of FAS No. 137, FAS No. 133 is now effective for fiscal years beginning after June 15, 2000. FAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Currently, Golden Sky has no derivative instruments or hedging arrangements. Accordingly, adoption of FAS No. 133 is not expected to have a material effect on Golden Sky's financial position or results of operations.

Comprehensive Income

         Golden Sky has no components of comprehensive income other than net loss.

3. Acquisitions

         Golden Sky accounts for its acquisitions using the purchase method. Golden Sky's consolidated statements of operations for the periods ended December 31, 1997, 1998 and 1999 include the results of operations of acquired Rural DIRECTV Markets from the respective acquisition dates.

         The aggregate purchase price (including direct acquisition costs) for the acquisitions completed during 1997, 1998 and 1999 were allocated as follows (dollars in thousands):

                                                                                      Years Ended December 31,
                                                                                      ------------------------
                                                                           1997                  1998               1999
                                                                           ----                  ----               ----
           DIRECTV distribution rights...........................         $116,394             $114,747            $31,809
           Customer lists........................................            9,450                7,114                 --
           Non-compete agreements................................            4,879                2,587              4,869
           Property and equipment................................            1,953                  204                 --
           Minority interest.....................................           (2,931)                  --                 --
           Working capital, net..................................              (20)                 192                100
                                                                          --------             --------            -------

                                                                          $129,725             $124,844            $36,778
                                                                          ========             ========            =======

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

3. Acquisitions -- (Continued)

         The following summarizes Golden Sky's acquisitions of Rural DIRECTV Markets consummated during 1997, 1998 and 1999 (dollars in thousands):

                                                                                                              Aggregate
                           Seller                             Acquisition Date              State           Consideration
                           ------                             ----------------              -----           -------------
Deep East Texas Telecommunications, Inc....................   February 7, 1997               Texas                $1,919
Images DBS Kansas, L.C., Images DBS Oklahoma,
  L.C. and Total Communications, Inc.......................  February 12, 1997          Kansas/Oklahoma           12,702
Direct Satellite TV, LTD...................................  February 28, 1997               Texas                 3,746
Thunderbolt Systems, Inc...................................     March 11, 1997             Missouri                6,127
Western Montana DBS, Inc. dba Rocky Mountain
  DBS......................................................        May 1, 1997             Colorado                4,774
TEG DBS Services, Inc......................................      June 12, 1997              Nevada                 5,237
GVEC Rural TV, Inc.........................................       July 8, 1997               Texas                 5,176
Satellite Entertainment, Inc...............................      July 14, 1997       Minnesota/Michigan            9,640
Direct Vision..............................................      July 15, 1997             Minnesota               7,452
Argos Support Services Company.............................     August 8, 1997       Florida/Texas/Utah           18,217
JECTV, a segment of Jackson Electric Cooperative...........    August 26, 1997               Texas                 9,453
Lakes Area TV..............................................  September 2, 1997             Minnesota               1,355
DCE Satellite Entertainment, LLC...........................   October 13, 1997             Wisconsin                 313
Direct Broadcast Satellite, a segment of CTS
  Communication Corporation................................   November 7, 1997             Michigan                4,293
DBS, L.C...................................................  November 17, 1997               Iowa                  1,911
Panora Telecommunications, Inc.............................  November 20, 1997               Iowa                  1,131
Souris River Television, Inc...............................  November 21, 1997           North Dakota              7,276
Cal-Ore Digital TV, Inc....................................   December 8, 1997        California/Oregon            5,095
NRTC System No. 0093, a segment of Cable and
  Communications Corporation...............................  December 17, 1997              Montana                3,876
Western Montana Entertainment Television, Inc..............  December 22, 1997              Montana                7,067
South Plains DBS...........................................  December 23, 1997               Texas                 9,143
Lakeland DBS...............................................  December 24, 1997             Oklahoma                3,822
                                                                                                                --------

  Total 1997 acquisitions..................................                                                     $129,725
                                                                                                                ========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

3. Acquisitions -- (Continued)

                                                                                                              Aggregate
                           Seller                             Acquisition Date              State           Consideration
                           ------                             ----------------              -----           -------------
Direct Broadcast Satellite, a segment of Nemont
  Communications Inc........................................   January 14, 1998         Montana/Wyoming           $8,284
Triangle Communications System, Inc.........................   January 20, 1998             Montana                9,765
Wyoming Mutual Telephone....................................   January 21, 1998               Iowa                   527
North Willamette Telephone..................................     March 10, 1998              Oregon                6,015
Northwest Communications....................................     March 10, 1998           North Dakota             1,363
Beulahland Communications, Inc..............................     March 19, 1998             Colorado                 835
Direct Broadcast Satellite, a segment of SCS
  Communications & Security, Inc............................     April 20, 1998              Oregon                5,386
PrimeWatch, Inc.............................................        May 8, 1998          North Carolina            7,988
Mega TV.....................................................       May 11, 1998             Georgia                2,103
Direct Broadcast Satellite, a division of Baldwin
  County Electric Membership Corporation....................      June 29, 1998             Alabama               11,769
Frontier Corporation........................................       July 8, 1998            Wisconsin                 734
North Texas Communications..................................     August 6, 1998              Texas                 3,118
SEMO Communications Corporation.............................    August 26, 1998             Missouri               2,918
DBS Segment of Cumby Cellular, Inc..........................    August 31, 1998              Texas                 7,553
Minburn Telephone........................................... September 18, 1998               Iowa                   447
Western Montana DBS, Inc. dba Rocky Mountain
  DBS.......................................................    October 2, 1998          Idaho/Montana            20,740
Direct Broadcast Satellite, a segment of Volcano
  Vision, Inc...............................................    October 9, 1998            California             31,425
North Central Missouri Electric Coop........................   November 2, 1998             Missouri               1,745
Star Search Rural Television, Inc...........................   November 5, 1998             Oklahoma               2,129
                                                                                                                --------

  Total 1998 acquisitions...................................                                                    $124,844
                                                                                                                ========


Breda Telephone Corporation.................................   January 11, 1999          Iowa/Nebraska            $8,605
Thunderbolt Systems Inc.....................................   January 15, 1999             Missouri               2,731
Siskiyou Ruralvision, Inc...................................  February 28, 1999            California              4,735
Baraga Telephone Co.........................................     March 31, 1999             Michigan               4,546
E. Ritter Communications....................................      April 2, 1999             Arkansas               2,689
Yelcot Telephone Co.........................................      April 2, 1999             Arkansas               6,246
Van Buren DBS...............................................     April 14, 1999               Iowa                 2,914
Kertel Communications, Inc..................................      June 24, 1999            California              2,033
Mutual Telephone Company....................................     August 5, 1999               Iowa                   620
Dubois Telephone............................................   December 8, 1999             Montana                  220
                                                                                                                 -------

  Total 1999 acquisitions...................................                                                     $35,339
                                                                                                                 =======

         Golden Sky's 1999 acquisitions of Rural DIRECTV Markets were not material and, accordingly, the pro forma impact of those acquisitions has not been presented. Unaudited pro forma total revenue and unaudited pro forma loss before extraordinary charge for the year ended December 31, 1998 approximated $87.9 million and $79.8 million, respectively. This unaudited pro forma information reflects Golden Sky's significant acquisitions of Rural DIRECTV Markets consummated during 1998 as if each such acquisition had occurred as of the beginning of 1998. These results are not necessarily indicative of future operating results or of what would have occurred had the acquisitions been consummated as of that date.

         During 1997, Golden Sky acquired a controlling interest in DCE Satellite Entertainment, LLC ("DCE"). In June 1999, Golden Sky acquired the remaining ownership interest in DCE that it did not hold in exchange for cash of $1.0 million and the issuance of seller notes payable totaling the $2.9 million. Also during 1999, Golden Sky acquired certain other minority interests for $496,000.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

4. Intangible Assets

         Intangible assets, which are amortized using the straight-line method over the related estimated useful lives, consist of the following (dollars in thousands):

                                                                               December 31,
                                                                               ------------
                                                                                                             Estimated
                                                                         1998               1999            Useful Life
                                                                         ----               ----            -----------
          DIRECTV distribution rights...........................        $236,531           $266,874         9 - 12 years
          Customer lists........................................          17,018             18,603              5 years
          Non-compete agreements................................           7,501             12,370              3 years
                                                                        --------           --------

                                                                         261,050            297,847
          Less accumulated amortization.........................         (27,911)           (60,921)
                                                                        --------           --------

              Intangible assets, net............................        $233,139           $236,926
                                                                        ========           ========

5. Long-Term Obligations

         Long-term obligations consist of the following (dollars in thousands):

                                                                                                    December 31,
                                                                                                    ------------
                                                                                            1998                 1999
                                                                                            ----                 ----
          12 3/8% Notes...........................................................         $195,000             $195,000
          13 1/2% Notes...........................................................               --              112,095
          Bank debt...............................................................           67,000               52,000
          Seller notes payable....................................................           15,407                9,823
          Other notes payable and obligations under capital
            leases................................................................              797                  460
          Minority interest.......................................................            2,420                  936
                                                                                           --------             --------

          Total long-term obligations.............................................          280,624              370,314
          Less current maturities.................................................           (8,916)              (3,248)
                                                                                           --------             --------

               Long-term obligations, net of current maturities                            $271,708             $367,066
                                                                                           ========             ========

12 3/8% Notes

         On July 31, 1998, Systems consummated an offering (the "12 3/8% Notes Offering") of 12 3/8% Senior Subordinated Notes due 2006 (the "12 3/8% Notes"). Interest on the 12 3/8% Notes is payable in cash semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 1999. The 12 3/8% Notes mature on August 1, 2006. The 12 3/8% Notes Offering resulted in net proceeds to Golden Sky of approximately $189.2 million (after payment of underwriting discounts and other issuance costs aggregating approximately $5.8 million). Approximately $45.2 million of the net proceeds of the 12 3/8% Notes Offering were placed in escrow to fund the first four semi-annual interest payments (through August 1, 2000) on the 12 3/8% Notes. Additionally, $5.3 million was reserved to fund a portion of a then contingent reduction of Golden Sky's availability under its Credit Facility.

         The 12 3/8% Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior indebtedness of Systems. The 12 3/8% Notes rank pari passu in right of payment with all other existing and future senior subordinated indebtedness, if any, of Systems and senior in right of payment to all existing and future subordinated indebtedness, if any, of Systems. The 12 3/8% Notes are guaranteed on a full, unconditional, joint and several basis by Argos Support Services Company ("Argos") and PrimeWatch, Inc. ("PrimeWatch"). Both Argos and PrimeWatch are wholly-owned subsidiaries of Golden Sky.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

5. Long-Term Obligations -- (Continued)

         The 12 3/8% Notes are redeemable, in whole or in part, at Systems' option on or after August 1, 2003, at redemption prices decreasing from 112% during the year commencing August 1, 2003 to 108% on or after August 1, 2005, plus accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to August 1, 2001, Systems may, at its option, redeem up to 35% of the originally issued aggregate principal amount of the 12 3/8% Notes, at a redemption price equal to 112.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption solely with the net proceeds of a public equity offering of Systems or Holdings yielding gross proceeds of at least $40.0 million and any subsequent public equity offerings (provided that, in the case of any such offering or offerings by Holdings, all the net proceeds thereof are contributed to Systems); provided, further that immediately after any such redemption the aggregate principal amount of Notes outstanding must equal at least 65% of the originally issued aggregate principal amount of the 12 3/8% Notes.

         The indenture related to the 12 3/8% Notes (the "12 3/8% Notes Indenture") contains restrictive covenants that, among other things, impose limitations on Systems' ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the 12 3/8% Notes, incur liens, permit restrictions on the ability of subsidiaries to pay dividends or make certain payments to Systems, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of Systems' assets.

         In the event of a change of control, as defined in the 123/8% Notes Indenture, each holder of 12 3/8% Notes will have the right to require Systems to purchase all or a portion of such holder's 12 3/8% Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. Golden Sky's merger with Pegasus will constitute a change of control as defined in the 12 3/8% Notes Indenture. Accordingly, upon closing of the merger with Pegasus, Golden Sky will be required to make an offer to the holders of the 12 3/8% Notes to purchase those notes consistent with the terms described above. If Golden Sky's offer for the 12 3/8% Notes is accepted by any of its note holders, and it is unable to purchase those notes, Golden Sky may be in default of the terms of the 12 3/8% Notes Indenture. Pegasus has entered into a commitment letter with an investment bank under which that investment bank has agreed to purchase any and all 123/8% Notes tendered in response to Golden Sky's offer to purchase. This commitment is subject to the execution of definitive documentation and customary closing conditions. There can be no assurance that Pegasus will be able to agree on definitive documentation with the investment bank or make alternative arrangements if necessary.

         The 12 3/8% Notes were issued in a private placement pursuant to Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). During 1998, Systems filed a registration statement with the Securities and Exchange Commission (the "SEC") relating to the exchange of the privately issued notes for publicly registered notes with substantially identical terms (including principal amount, interest rate, maturity, security and ranking). Because the registration statement was not declared effective within the time period required under the registration rights agreement associated with the 12 3/8% Notes Offering, from December 29, 1998 through March 22, 1999 (the date the registration statement was declared effective), Systems was required to pay liquidated damages of $18,750 per week to holders of the 12 3/8% Notes.

13 1/2% Notes

         On February 19, 1999, Golden Sky DBS consummated the 13 1/2% Notes Offering, which resulted in net proceeds to Golden Sky DBS of approximately $95.4 million (after initial purchasers' discount and other offering expenses). The 13 1/2% Notes have an aggregate balance due at stated maturity of $193.1 million. Golden Sky DBS contributed the net proceeds of the 131/2% Notes Offering to Golden Sky Systems, of which $53.0 million was used to repay existing revolving credit indebtedness. Cash interest on the 13 1/2% Notes will not accrue prior to March 1, 2004. Thereafter, cash interest will accrue at a rate of 13 1/2% per annum and be payable in arrears on March 1 and September 1 of each year, commencing September 1, 2004. The 13 1/2% Notes mature on March 1, 2007.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

5. Long-Term Obligations -- (Continued)

         The 13 1/2% Notes are unsecured and effectively rank below all of the liabilities of Golden Sky DBS' direct and indirect subsidiaries. Golden Sky DBS' ability to pay interest on the notes when interest is due and to redeem the notes at maturity will depend on whether its direct and indirect subsidiaries can pay dividends or make other distributions to it under the terms of such subsidiaries' indebtedness and applicable law.

         The 13 1/2% Notes are redeemable, in whole or in part, at the option of Golden Sky DBS on or after March 1, 2004, at redemption prices decreasing from 106.75% during the year commencing March 1, 2004 to 103.375% on or after March 1, 2005, plus accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to March 1, 2002, Golden Sky DBS may, at its option, redeem up to 35% of the originally issued aggregate principal amount of 13 1/2% Notes, at a redemption price equal to 113.5% of the accreted value of the 13 1/2% Notes at the date of redemption solely with the net proceeds of a public equity offering of Golden Sky DBS yielding gross proceeds of at least $40 million and any subsequent public equity offerings; provided, however, that not less than 65% of the originally issued aggregate principal amount of 131/2% Notes are outstanding following such redemption.

         The indenture governing the 13 1/2% Notes (the "13 1/2% Notes Indenture") contains restrictive covenants that, among other things, impose limitations on the ability of Golden Sky DBS and its subsidiaries to incur additional indebtedness; pay dividends on, redeem or repurchase capital stock; make investments; issue or sell capital stock of certain subsidiaries; create specific types of liens; sell assets; engage in transactions with affiliates; and consolidate, merge or transfer all or substantially all of their assets.

         In the event of a change of control, as defined in the 13 1/2% Notes Indenture, each holder of the 13 1/2% Notes will have the right to require Golden Sky DBS to purchase all or a portion of such holder's 13 1/2% Notes at a price equal to 101% of the accreted value of the notes, plus accrued and unpaid interest, if any, to the date of purchase. Golden Sky's merger with Pegasus will constitute a change of control as defined in the 13 1/2% Notes Indenture. Accordingly, upon closing of the merger with Pegasus, Golden Sky will be required to make an offer to the holders of the 13 1/2% Notes to purchase those notes consistent with the terms described above. If Golden Sky's offer for the 13 1/2% Notes is accepted by any of its note holders, and it is unable to purchase those notes, Golden Sky may be in default of the terms of the 13 1/2% Notes Indenture. Pegasus has entered into a commitment letter with an investment bank under which that investment bank has agreed to purchase any and all 13 1/2% Notes tendered in response to Golden Sky's offer to purchase. This commitment is subject to the execution of definitive documentation and customary closing conditions. There can be no assurance that Pegasus will be able to agree on definitive documentation with the investment bank or make alternative arrangements if necessary.

Bank Debt

         During 1997, Systems entered into a credit agreement (the "Credit Agreement") with a group of financial institutions, which provided for borrowings of $100.0 million. Loans outstanding under the Credit Agreement bore interest at variable rates (prime rate or LIBOR plus an applicable margin).

         During May 1998, Systems entered into a seven-year, $150.0 million amended credit facility (the "Credit Facility") with a syndicate of lenders. Upon execution of the Credit Facility, Systems recognized an extraordinary charge of approximately $2.6 million to write-off unamortized deferred financing costs associated with the Credit Agreement. In February 1999, Systems' Credit Facility was amended to permit, among other things, the 13 1/2% Notes Offering. Upon execution of the February 1999 amendment to the Credit Facility, Systems recognized an extraordinary charge of approximately $2.9 million to write off unamortized deferred financing costs associated with the Credit Facility.

         The Credit Facility provides for a term loan commitment of $35.0 million and a revolving loan commitment of $115.0 million. The Credit Facility's term loan commitment amortizes in specified quarterly installments from March 31, 2002 through maturity on December 31, 2005. The availability of revolving loan borrowings under the Credit Facility reduces by specified amounts over the period from March 31, 2001 through maturity on September 30, 2005.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

5. Long-Term Obligations -- (Continued)

         Borrowings under the Credit Facility bear interest at variable rates (approximately 10% as of December 31, 1999) calculated on a base rate, such as the prime rate or LIBOR, plus an applicable margin. Commitment fees are payable on unused amounts available under the Credit Facility. Such commitment fees, which are payable quarterly in arrears, range from 0.50% per annum to 1.25% per annum based on Systems' utilization of such commitments. As of December 31, 1999, aggregate borrowings outstanding under the Credit Facility totaled $52.0 million, including $35.0 million borrowed pursuant to the Credit Facility's term loan commitment.

         The Credit Facility contains a number of restrictive covenants that, among other things, limit Systems' ability to incur additional indebtedness and guaranty obligations, create liens and other encumbrances, make certain payments, investments, loans and advances, pay dividends or make other distributions in respect of Systems' capital stock, sell or otherwise dispose of assets, make capital expenditures, merge or consolidate with another entity, create subsidiaries, make amendments to its organizational documents or transact with affiliates. As of each of December 31, 1997, 1998 and 1999, no amounts were available for distribution to Holdings.

         The Credit Facility also contains a number of financial covenants that require Systems to meet certain financial ratios and financial condition tests. These financial covenants, in certain instances, become effective at different points in time and vary over time. The covenants include limitations on indebtedness per subscriber, limitations on subscriber acquisition costs, maintenance of a minimum fixed charge coverage ratio, maintenance of minimum interest coverage ratios, and limitations on indebtedness to pro forma EBITDA (earnings before interest, taxes, depreciation and amortization) ratios. Revolving credit availability under the Credit Facility depends upon satisfaction of the various covenants as well as minimum subscriber base requirements.

         As of September 30, 1999, Systems was not in compliance with certain of the restrictive covenants prescribed by the Credit Facility. During January 2000, the Credit Facility was amended to modify certain fourth quarter 1999 and year 2000 covenant requirements. Further, in conjunction with the amendment, Golden Sky's third quarter 1999 covenant violations were waived. Pursuant to the amendment, which was effective as of December 31, 1999, Golden Sky may borrow up to an additional $20.0 million under the Credit Facility prior to March 31, 2000. Any such incremental borrowings, which are secured by letters of credit provided by certain of Golden Sky Holdings' shareholders, must be repaid by March 31, 2000 from the proceeds of either a private or public equity offering. The required repayment date relative to these year 2000 incremental borrowings may be deferred until May 31, 2000 under certain conditions. Upon repayment, systems will have potential incremental borrowing capacity during the year ending December 31, 2000 equal to the lesser of the proceeds received from either a public or private equity offering or $20.0 million. Coincident with the amendment of the Credit Facility, Holdings entered into stock subscription agreements with certain of its shareholders for an aggregate of $20.0 million of its preferred stock (see note 6). Also in January 2000, the Credit Facility was further amended to approve the change in ownership of Holdings that would result from the merger with Pegasus. As of December 31, 1999, Systems was in compliance with the Credit Facility's amended covenants.

Seller Notes Payable

         Seller notes payable bear interest at rates ranging from 7% to 10% and are collateralized by bank letters of credit.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

5. Long-Term Obligations -- (Continued)

Other Notes Payable

         In November 1996, Golden Sky issued $2.0 million in promissory notes to a group of lenders under a bridge financing agreement. The notes bore interest at the rate of 10% per annum. In February 1997, these notes, along with $1.8 million in additional promissory notes issued in January 1997, were exchanged for Systems' Series A Convertible Participating Preferred Stock. In connection with the bridge agreement, Systems' issued warrants exercisable for 5,682 shares of its Common Stock at an exercise price of $.01 per share. These warrants were immediately exercisable and expire on February 12, 2007. At the date of issuance, the fair value of the warrants was not material. These warrants were assumed by Holdings after its formation and remain outstanding as of December 31, 1999.

         Future maturities of amounts outstanding under Golden Sky's long-term obligations as of December 31, 1999 are summarized as follows (dollars in thousands):

                                                                                      Seller
                                       12 2/8%        13 1/2%                         Notes
                                        Notes          Notes        Bank Debt         Payable     Other            Total
                                        -----          -----        ---------         -------     -----            -----
Year Ending December 31,
  2000.........................           $--             $--             $--         $2,891       $357            $3,248
  2001.........................            --              --              --          2,970         76             3,046
  2002.........................            --              --             263          2,962         23             3,248
  2003.........................            --              --             350          1,000          4             1,354
  2004.........................            --              --             350             --         --               350
  Thereafter...................       195,000         112,095          51,037             --         --           358,132
                                      -------         -------         -------         ------       ----          --------

    Total debt.................      $195,000        $112,095         $52,000         $9,823       $460          $369,378
                                     ========        ========         =======         ======       ====          ========

6. Mandatorily Redeemable Preferred Stock and Stockholders' Equity (Deficit)

         During 1996, Systems issued 1,000 shares of Common Stock, par value $.01, for aggregate consideration of $1,000 cash. In February 1997, Systems (i) amended its certificate of incorporation to cancel its outstanding shares of Common Stock; (ii) created new classes of common and preferred stock and (iii) exchanged all of the canceled shares of Systems' Common Stock for an aggregate of ten shares of Systems' Series A Convertible Participating Preferred Stock (the "Series A Preferred Stock").

         In February 1997, Systems issued 24,990 shares of Series A Preferred Stock in fulfillment of an investor's subscription to purchase Series A Preferred Stock that was outstanding at December 31, 1996 (aggregate consideration of $2,499,000). During that same month, Systems issued 100 shares of its Common Stock (par value $.01) for aggregate consideration of $100 cash and a total of 38,107 shares of Series A Preferred Stock upon the conversion of convertible promissory notes (plus accrued interest of approximately $62,000) issued in November 1996 ($2.0 million) and January 1997 ($1.8 million). In February and March 1997, Systems issued 342,893 additional shares of Series A Preferred Stock for cash totaling $34.3 million. Upon the formation of Holdings in September 1997, all shareholders of Systems' Common Stock and Series A Preferred Stock were issued equivalent shares of Holdings stock. Concurrent therewith, Systems issued 1,000 shares of its Common Stock (par value $0.01) to Holdings for cash proceeds of $10 and all previously outstanding shares of Systems' Common Stock and Series A Preferred Stock were canceled.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

6. Mandatorily Redeemable Preferred Stock and Stockholders' Equity (Deficit) -- (Continued)

         At December 31, 1999, Holdings' preferred stock consists of:

Series A Convertible Participating Preferred Stock ("Series A Preferred Stock")

         Holders of Series A Preferred Stock are entitled to voting rights equal to the largest number of shares of common stock into which the Series A Preferred Stock can be converted. These shares are entitled to mandatory, cumulative, compounded cash dividends at the rate of 19.5% of the liquidation preference through December 31, 1997, and 14.5% thereafter, payable upon redemption, liquidation, sale of substantially all of the assets, or certain mergers. In addition the Series A Preferred Stock shall be entitled to dividends at the same rate as dividends are paid with respect to the common stock based upon the largest number of shares of Common Stock into which the Series A Preferred Stock can be converted. In the event of liquidation, holders of Series A Preferred Stock are entitled to receive, to the extent available, the sum of $100 per share plus any unpaid dividends.

         The Series A Preferred Stock ranks on par with the Series B Convertible Participating Preferred Stock, while the Series C Senior Convertible Preferred Stock ranks senior to the Series A Preferred Stock and Series B Convertible Participating Preferred Stock for liquidation purposes. In a liquidation, the Series C Senior Convertible Preferred Stock shall be entitled to be paid out of assets of Golden Sky available for distribution to stockholders the sum of $200 per share plus any accrued and unpaid dividends before any amount shall be paid or distributed to the holders of the Series A Preferred Stock, Series B Convertible Participating Preferred Stock, Series A Redeemable Preferred Stock, Series B Redeemable Preferred Stock, Common Stock or any stock ranking on liquidation junior to the Series C Senior Convertible Preferred Stock. After such amounts have been paid to the holders of the Series C Senior Convertible Preferred Stock, the Series A Preferred Stock, together with other preferred stockholders ranking junior to the Series C Senior Convertible Preferred Stock, will, after their respective liquidation preferences have been satisfied, share ratably with the holders of common stock in the value received for the remaining assets, as if each share of Series A Preferred Stock had been converted into Common Stock.

         The Series A Preferred Stock may be converted in certain circumstances into one share of common stock and 0.95 shares of Series A Redeemable Preferred Stock, with such redeemable preferred shares each having a liquidation preference equal to the sum of $100 plus accrued and unpaid dividends on the redeemable preferred stock. Series A Preferred Stock will be automatically converted upon the closing of Golden Sky's first underwritten public offering of common stock with net proceeds to Golden Sky equal to or exceeding $35 million, where the shares are offered to the public at a price per share of no less than $300, appropriately adjusted for any stock split, combination, reorganization, recapitalization, reclassification, stock distribution, stock dividend, or similar event, and in which all redeemable preferred stock issuable upon conversion is redeemed at the closing or sufficient cash to do so is segregated for that purpose (a "QPO"). Each share of Series A Preferred is also convertible into common stock and redeemable preferred stock upon election of 58% of the outstanding shareholders. Any accrued but unpaid dividends on the Series A Preferred at the time of conversion will remain deferred and accrued and will be for the benefit of the shares of the Series A Redeemable Preferred Stock into which the Series A Preferred Stock was converted. As of December 31, 1999, the cumulative, unpaid dividends associated with the Series A Preferred Stock amounted to approximately $23.3 million, or $55.83 per share.

         Series A Preferred Stock is mandatorily redeemable for $100 per share, plus unpaid cumulative dividends, plus the fair value of one share of Common Stock, upon approval of holders of at least 58% of the outstanding shares of Series A Preferred Stock on or after February 12, 2002. It is also redeemable at the option of Golden Sky after December 31, 2002 at the same redemption price. In the event of a change of management or control of Golden Sky, and upon election of holders of at least 58% of the outstanding shares, the Series A Preferred Stock is redeemable on or after February 12, 2000.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

6. Mandatorily Redeemable Preferred Stock and Stockholders' Equity (Deficit) -- (Continued)

Series B Convertible Participating Preferred Stock ("Series B Preferred Stock")

         The Series B Preferred Stock has features similar to the Series A Preferred Stock except that mandatory, cumulative, compounded cash dividends accrue at 14.5% of the liquidation preference, and upon liquidation, the Series B Preferred Stock shareholders are entitled to a preference of $200 per share plus any unpaid dividends. Upon conversion, each share of the Series B Preferred Stock is convertible into one share of common stock and 0.95 shares of Series B Redeemable Preferred Stock having a liquidation preference equal to the sum of $200 plus accrued and unpaid dividends. A QPO with respect to Series B Preferred Stock requires a price of $600 per share rather than the $300 per share required with respect to Series A Redeemable Preferred Stock. As of December 31, 1999, the cumulative unpaid dividends associated with the Series B Preferred Stock amounted to approximately $16.0 million or $69.99 per share.

Series C Senior Convertible Preferred Stock ("Series C Preferred Stock")

         Holders of the Series C Preferred Stock are entitled to voting rights equal to the largest number of shares of common stock into which each share of Series C Preferred Stock can be converted. These shares are entitled to mandatory, cumulative, compound cash dividends at the rate of 10.0% of the liquidation preference, payable upon any liquidation event, sale of substantially all of the assets, certain mergers, or redemption. In the event of liquidation, holders of Series C Preferred Stock are entitled to receive, to the extent available, the sum of $200 per share plus any unpaid dividends prior to any distributions to other stock.

         The Series C Preferred Stock will be automatically converted into common stock upon the closing of Golden Sky's first underwritten public offering of common stock with net proceeds to Golden Sky equal to or exceeding $35 million where the shares are offered to the public at a price per share of no less than $200 per share, appropriately adjusted. The shares of Series C Preferred Stock are convertible into common stock upon election of holders of at least 58% of the outstanding shares of the Series A Preferred Stock and the Series B Preferred Stock, voting separately by class, to convert all outstanding shares of Series A Preferred Stock and Series B Preferred Stock into shares of common stock and redeemable preferred stock. Any holder of Series C Preferred Stock may also elect to convert any or all of its shares at any time. Upon conversion, each share of the Series C Preferred Stock is convertible into one share of Common Stock, and accrued and unpaid dividends are also converted into common shares based on a $200 per share valuation.

         In addition the Series C Preferred Stock of any holder is mandatorily redeemable for $200 per share plus accrued and unpaid cumulative dividends upon the written request of such holder on or after September 30, 2003. All the shares of Series C Preferred Stock are redeemable at the option of Golden Sky after September 30, 2004 at the same redemption price. As of December 31, 1999, the cumulative unpaid dividends associated with the Series C Preferred Stock amounted to approximately $1.3 million, or $26.28 per share.

Series A and Series B Redeemable Preferred Stock

         A total of 646,500 shares of Series A and Series B Redeemable Preferred Stock, $0.01 par value, have been authorized. No shares of Series A or Series B Redeemable Preferred Stock were issued or outstanding at December 31, 1999. The Series A and Series B Redeemable Preferred Stock have the same dividend rights as the Series A Preferred Stock and the Series B Preferred Stock and are redeemable under similar conditions as the Series A Preferred Stock and Series B Preferred Stock. The Series A and Series B Redeemable Preferred Stock are also redeemable upon election of holders of at least 58% of the shares in the series following certain mergers or sale of substantially all of the assets, and are mandatorily redeemed as of the closing of a QPO. The redemption price and the liquidation preference for Series A and Series B Redeemable Preferred Stock are $100 and $200 per share, respectively, plus accrued and unpaid dividends. Series A and Series B Redeemable Preferred Stock have no voting rights, other than rights to elect certain directors and to approve certain specified corporate actions.

Undesignated Preferred Stock

         A total of 300,000 shares of Undesignated Preferred Stock has been authorized by the Board of Directors. No shares of Undesignated Preferred Stock, $.01 par value, were issued or outstanding at December 31, 1999. The Board of Directors has the authority to designate the class of stock, dividend rates, voting powers, redemption options and conversion options of these shares.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

6. Mandatorily Redeemable Preferred Stock and Stockholders' Equity (Deficit) -- (Continued)

Series D Redeemable Preferred Stock

         During January 2000, Holdings entered into a stock purchase agreement for the sale of up to $20.0 million of its Series D Redeemable Preferred Stock (the "Series D Preferred Stock") to certain of its shareholders in connection with an amendment to Systems' Credit Facility. The Series D Preferred Stock will rank senior to all other series of Golden Sky's preferred and common stock with respect to dividends and liquidation. Holders of Series D Preferred Stock will be entitled to 10.0% mandatory, cumulative dividends compounded quarterly. These dividends are payable in additional shares of Series D Preferred Stock, which is valued at $200 per share, subject to anti-dilution adjustments. The Series D Preferred Stock has no voting rights. It has redemption and other rights similar to Golden Sky's other series of redeemable preferred stock. In connection with the execution of the stock purchase agreement, Golden Sky issued warrants to purchase a total of 3,500 shares of its common stock to the Series D investors. These warrants are immediately exercisable and have an exercise price of $0.01 per share. Golden Sky will issue additional warrants for the purchase of 3,500 shares of its common stock upon the sale of the Series D Preferred Stock and, subject to certain conditions, has agreed to issue warrants for the purchase of up to an additional 7,000 shares of Common Stock.

7.       Stock Incentive Plan

         In July 1997 Systems adopted the Golden Sky Systems, Inc. Stock Option and Restricted Stock Purchase Plan (the "Stock Incentive Plan") to provide incentive to attract and retain certain officers, directors and key employees. Options issued pursuant to the Stock Incentive Plan are exercisable during a period of up to ten years after grant and vest over a three-year period. Effective September 9, 1997, Holdings assumed the Stock Incentive Plan. Participants in the Holdings' Stock Incentive Plan received options with terms identical to those under Systems' Stock Incentive Plan and all previously outstanding options were canceled.

         The following summarizes incentive stock option activity during the three-year period ended December 31, 1999:

                                                     1997                        1998                        1999
                                                     ----                        ----                        ----

                                                          Weighted-                    Weighted-                  Weighted-
                                                           Average                      Average                    Average
                                                           Exercise                     Exercise                  Exercise
                                              Options       Price         Options        Price        Options       Price
                                              -------     ---------       -------      ---------      -------     ---------
Options outstanding, beginning of
 year.....................................        --        $  --          62,525        $1.00        48,745        $1.00
Granted...................................    62,525         1.00          18,693         1.00        11,600         1.00
Exercised.................................        --           --         (24,831)        1.00          (468)        1.00
Forfeited.................................        --           --          (7,642)        1.00        (1,025)        1.00
                                              ------        -----         -------         ----        -------        ----

Options outstanding, end of year..........    62,525        $1.00          48,745        $1.00        58,852        $1.00
                                              ======        =====          ======        =====        ======        =====


Options exercisable, end of year..........     8,684        $1.00           5,595        $1.00        30,165        $1.00
                                              ======        =====          ======        =====        ======        =====

Accounting for Stock-Based Compensation

         Golden Sky has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for the Stock Incentive Plan. Under APB 25, if the exercise price of employee stock options granted pursuant to the Stock Incentive Plan is equal to or greater than the fair value of the underlying stock on the date of grant, no compensation expense is recognized. In October 1995, the FASB issued FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), which established an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. Golden Sky elected to not adopt FAS No. 123 for expense recognition purposes.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

7.       Stock Incentive Plan -- (Continued)

         For options granted during 1999, the estimated aggregate fair value of Golden Sky's Common Stock on the respective grant dates exceeded the related aggregate exercise price by approximately $462,000. This amount will be recognized as compensation expense over the vesting period of the related stock options. Accordingly, compensation cost of $154,000 was recorded during the year ended December 31, 1999. For options granted in 1998 and 1997, the exercise prices of the related stock options was not less than the fair value of Golden Sky's Common Stock as of the respective grant dates and, accordingly, no compensation expense was recognized relative to those options. The fair value of Golden Sky's Common Stock was estimated by management using trading prices for other similar publicly-traded companies, as adjusted for specific factors and differences deemed relevant to the valuation of Golden Sky's Common Stock.

         Pro forma information regarding net income is required by FAS No. 123 and has been determined as if Golden Sky had accounted for its stock-based compensation using the fair value method prescribed by that statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the corresponding vesting period. All options are initially assumed to vest. Compensation previously recognized is reversed to the extent applicable to forfeitures of unvested options. The fair value of each option grant was estimated at the date of the grant using a Black-Scholes option valuation model with the following weighted-average assumptions:

                                                                                   Years Ended December 31,
                                                                                   ------------------------
                                                                          1997                1998                1999
                                                                          ----                ----                ----
           Risk-free interest rate.............................           6.0%                6.0%                6.0%
           Dividend yield......................................           0.0%                0.0%                0.0%
           Volatility factor...................................           0.0%                0.0%                0.0%
           Expected term of options............................         10 years            10 years            10 years

         Using the preceding assumptions, there was no pro forma effect on Golden Sky's net loss from applying the fair value method under FAS No. 123.

8.       401(k) Retirement Plan

         Golden Sky sponsors a 401(k) Retirement Plan (the "401(k) Plan") for eligible employees. Employer matching contributions to the 401(k) Plan, which became effective as of January 1, 1997, are discretionary. During the years ended December 31, 1997, 1998 and 1999, Golden Sky made no discretionary employer matching contributions to the 401(k) Plan. Administrative expenses associated with the 401(k) Plan during those same periods were not material.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

9.       Income Taxes

         The components of Golden Sky's (provision for) benefit from income taxes are as follows (in thousands):

                                                                                        Years Ended December 31,
                                                                                        ------------------------
                                                                              1997              1998              1999
                                                                              ----              ----              ----
          Current (provision) benefit:
           Federal..................................................        $ 3,911           $ 16,325           $ 36,437
           State....................................................            742              3,097              6,913
           Increase in valuation allowance..........................         (4,653)           (19,422)           (43,350)
                                                                            -------           --------           --------

          Total current (provision) benefit.........................             --                 --                 --
          Deferred benefit:
           Federal..................................................          1,639              3,111              3,122
           State....................................................            311                590                592
           Increase in valuation allowance..........................         (1,950)            (3,701)            (3,714)
                                                                            -------           --------           --------

          Total deferred benefit....................................             --                 --                 --
                                                                            -------           --------           --------

              Total benefit (provision).............................        $    --           $     --           $     --
                                                                            =======           ========           ========

         As of December 31, 1999, Golden Sky had net operating loss carryforwards ("NOLs") for federal income tax purposes of approximately $179.0 million. The NOLs expire beginning in the year 2011. Use of the NOLs is subject to statutory and regulatory limitations regarding changes in ownership. FAS No. 109, "Accounting for Income Taxes" ("FAS No. 109"), requires that the potential future tax benefit of NOLs be recorded as an asset. FAS No. 109 also requires that deferred tax assets and liabilities be recorded for the estimated future tax effects of temporary differences between the tax basis and book value of assets and liabilities. Deferred tax assets are offset by a valuation allowance if deemed necessary.

         In 1999, Holdings increased its valuation allowance sufficient to fully offset net deferred tax assets arising during the year. Realization of net deferred tax assets is not assured and is principally dependent on generating future taxable income prior to expiration of the NOLs. Management frequently reviews the adequacy of its valuation allowance. Future decreases to the valuation allowance will be made only as changes in circumstances indicate that it is more likely than not the additional benefits will be realized. Any future adjustments to the valuation allowance will be recognized as a separate component of Holdings' provision for income taxes.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

9.       Income Taxes  -- (Continued)

         The temporary differences that give rise to deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows (in thousands):

                                                                                                   December 31,
                                                                                                   ------------
                                                                                            1998                  1999
                                                                                            ----                  ----
           Current deferred tax assets:
            Allowance for doubtful accounts.....................................         $     115              $    383
            Amortization of intangible assets...................................                --                    --
            Accrued expenses....................................................               104                   337
                                                                                         ---------              --------

           Gross current deferred tax assets....................................               219                   720
           Valuation allowance..................................................              (219)                 (720)
                                                                                         ---------              --------

           Net current deferred tax assets......................................                --                    --
           Non-current deferred tax assets:
            Depreciation........................................................                92                   139
            Amortization of intangible assets...................................             5,931                 8,255
            Partnerships........................................................                --                   841
            Net operating loss carryforwards....................................            28,407                71,738
            Other...............................................................                --                    20
                                                                                         ---------              --------

           Total non-current deferred tax assets................................            34,430                80,993
           Valuation allowance..................................................           (34,430)              (80,993)
                                                                                         ---------              --------

           Net non-current deferred tax assets..................................                --                    --
                                                                                         ---------              --------

           Net deferred tax assets..............................................         $      --              $     --
                                                                                         =========              ========

         The actual income tax benefit (provision) for 1997, 1998 and 1999 reconciles to the amounts computed by applying the statutory federal tax rate to income before income taxes as follows:

                                                                            Years Ended December 31,
                                                                            ------------------------

                                                              1997                    1998                      1999
                                                              ----                    ----                      ----

                                                         Tax          Rate        Tax         Rate          Tax        Rate
                                                         ---          ----        ---         ----          ---        ----
Statutory rate......................................   $ 5,391         34.0%    $21,131        34.0%     $ 43,633       34.0%
State income taxes, net of federal benefit..........       695          4.4       2,433         3.9         4,953        3.9
Non-deductible amortization of intangible
 assets.............................................      (291)        (1.8)       (415)       (0.7)       (1,507)      (1.2)
Other...............................................       (12)        (0.1)        (26)         --           (15)        --
Increase in valuation allowance.....................    (5,783)       (36.5)    (23,123)      (37.2)      (47,064)     (36.7)
                                                       -------        -----    --------       -----      --------       -----

Income taxes........................................   $    --           --%    $    --          --%     $     --         --%
                                                       =======        =====     =======       =====      ========       =====

10.      Commitments and Contingencies

DIRECTV Litigation

         In May 1999, Hughes acquired United States Satellite Broadcasting Company, Inc. ("USSB"). Prior to its acquisition by Hughes, USSB offered premium programming packages consisting of HBO, Showtime, Cinemax and The Movie Channel to subscribers throughout the United States, including those within the NRTC's rural DIRECTV markets. After completing its acquisition of USSB, Hughes combined its DIRECTV business with USSB's assets to expand its programming lineup through the addition of HBO, Showtime, Cinemax and The Movie Channel.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

10       Commitments and Contingencies -- (Continued)

         On June 3, 1999, the NRTC filed suit against DIRECTV and Hughes alleging breach of contract and seeking a court order requiring DIRECTV to provide NRTC members and affiliates with HBO, Showtime, Cinemax and The Movie Channel programming for exclusive distribution in the NRTC's rural DIRECTV markets and a temporary restraining order and preliminary injunction preventing DIRECTV from providing, marketing, selling or billing for this programming in the NRTC's rural markets. On June 17, 1999, the court denied the NRTC's request for a temporary restraining order and preliminary injunction. On July 12, 1999, the NRTC amended its complaint to add a second claim for breach of contract and to seek a declaratory judgment that, if the court determines that the NRTC does not have the exclusive right to provide HBO, Showtime, Cinemax and The Movie Channel programming in its rural markets, then the NRTC has the non-exclusive right to distribute this programming in its rural markets. In July 1999, DIRECTV and Hughes filed a motion to dismiss this portion of the NRTC's complaint on the grounds that it fails to state a claim upon which relief may be granted because DIRECTV is in the process of negotiating USSB programming distribution rights with the NRTC and the DBS Distribution Agreement requires the parties to arbitrate any claims regarding the terms and conditions of these rights. The Court denied the motion to dismiss on September 8, 1999.

         In July 1999, DIRECTV and Hughes filed a counterclaim against the NRTC. In the counterclaim, DIRECTV seeks the following declaratory judgments:

         1. That DBS-1, the first satellite launched by Hughes, is the only relevant satellite for determining the term of the DBS Distribution Agreement; and

         2. That the DIRECTV-1R satellite, which was launched in October 1999, is a successor satellite to DBS-1 within the scope and meaning of the DBS Distribution Agreement; that DIRECTV appropriately and prudently exercised its discretion, including its sole discretion to determine when and under what conditions a successor satellite should be launched, in determining to launch DIRECTV-1R in order to prevent a disruption in service; that the NRTC's right of first refusal under the DBS Distribution Agreement will be based on the satellite expiration date of DBS-1; and that pursuant to its right of first refusal, the NRTC has no right to specified programming services currently required to be provided under the DBS Distribution Agreement or more than 20 program channels of transponder capacity.

         On August 26, 1999, the NRTC filed a separate lawsuit against DIRECTV and Hughes in the United States District Court for the Central District of California. In this suit, the NRTC alleges that DIRECTV and Hughes have breached their fiduciary duty to the NRTC as well as the NRTC's agreement with Hughes and have engaged in unfair business practices in violation of California law by withholding from the NRTC various revenues, cost savings, discounts and other benefits belonging to the NRTC under its agreement with Hughes. On October 15, 1999 DIRECTV moved to have the NRTC's breach of fiduciary duty (and related breach of confidential relationship claims) dismissed. The court granted DIRECTV's motion on November 15, 1999.

         A trial date has not been set on the merits of any of the claims made by the NRTC or DIRECTV and Hughes in either lawsuit. We are unable to predict the outcome of these matters or how they will impact the business relationship between the NRTC and DIRECTV.

         On January 10, 2000, Golden Sky and Pegasus filed a lawsuit against DIRECTV and Hughes in the United States District Court, Central District of California. The action asserts various claims, including intentional interference with contractual relations and interference with prospective economic advantage, and seeks declaratory relief. The claims are based on DIRECTV's failure to provide NRTC with certain premium programming, thereby preventing NRTC from providing said premium programming to the class action members. The claims are also based on DIRECTV's position with respect to launch fees and other benefits it has received, contract term and rights of refusal. We are unable to predict the outcome of this matter or how it will impact our business, financial condition or results of operations.

Other Litigation

         Golden Sky is subject to various other legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to those actions will not materially affect Golden Sky's financial position or results of operations.

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

10.      Commitments and Contingencies  -- (Continued)

Operating Leases

         Golden Sky has non-cancelable operating leases for office, warehouse and storage space and equipment that expire at various dates. Future minimum lease payments as of December 31, 1999 are summarized as follows (dollars in thousands):

   2000.......................................................       $2,116
   2001.......................................................        1,611
   2002.......................................................        1,050
   2003.......................................................          255
   2004 and thereafter........................................           79
                                                                     ------

    Total.....................................................       $5,111
                                                                     ======

11.      Related Party Transactions

         In 1997, Systems paid $66,000 to a company affiliated with Systems' president for consulting services received by Systems. Additionally, during 1997, 1998 and 1999 Systems paid $77,000, $159,000 (including $75,000 paid in connection with a 1998 acquisition) and $84,000, respectively, to one of its directors for consulting services.

         During 1996, Golden Sky's president provided Systems with a short-term loan in the amount of $381,000. In 1997, Golden Sky received an additional $150,000 short-term loan from its president and a $215,000 short-term loan from a shareholder. Each of these loans bore interest at an annual rate of 10% and was repaid during 1997.

         Through December 31, 1999, Golden Sky contracted with an entity owned by its president for air transportation services, including the lease of an aircraft. This lease, which was canceled effective December 31, 1999, required monthly payments equal to the greater of $20,000 or an aggregate fixed hourly operating charge. The fixed hourly operating charge was based on prevailing market prices. The total cost of such services approximated $109,000, $506,000 and $300,000 during 1997, 1998 and 1999, respectively.

12.      Valuation and Qualifying Accounts

         Golden Sky's valuation and qualifying accounts as of December 31, 1997, 1998 and 1999 are as follows (in thousands):

                                                                                         Year Ended December 31,
                                                                                         -----------------------
                                                                                    1997           1998             1999
                                                                                    ----           ----             ----
    Allowance for doubtful accounts, beginning of period.....................      $   4             $138         $   293
    Charged to costs and expenses............................................        417            1,537           3,909
    Deductions...............................................................       (283)          (1,382)         (3,229)
                                                                                   -----          -------          ------

    Allowance for doubtful accounts, end of period...........................      $ 138          $   293         $   973
                                                                                   =====          =======         =======

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors

         Consolidating financial information for Golden Sky, Golden Sky's guarantor subsidiaries, and Golden Sky's non-guarantor subsidiaries is as follows (dollars in thousands):

         Consolidating Statement of Operations -- Year Ended December 31, 1997

                                                                                              Consolidating
                                                                                    Non-           and
                                                                  Guarantor       guarantor     Eliminating
                                       Holdings     Systems      Subsidiaries   Subsidiaries    Adjustments    Consolidated
                                       --------     -------      ------------   ------------   ------------    ------------
Revenue:
 DBS services.......................    $ --        $ 13,356        $2,787          $309           $  --         $ 16,452
 Lease and other....................      --             931            --            13              --              944
                                        ----        --------        ------          ----           -----         --------

Total revenue.......................      --          14,287         2,787           322              --           17,396
Costs and Expenses:
 Costs of DBS services..............      --           7,514         1,601           189              --            9,304
 System operations..................      --           2,830           876           100             (10)           3,796
 Sales and marketing................      --           6,597           693            26              --            7,316
 General and administrative.........      --           2,260            59            12              --            2,331
 Depreciation and amortization......      --           6,312           109            79             800            7,300
                                        ----        --------        ------          ----           -----         --------

Total costs and expenses............      --          25,513         3,338           406             790           30,047
                                        ----        --------        ------          ----           -----         --------

Operating loss......................      --         (11,226)         (551)          (84)           (790)         (12,651)
Non-operating items:
 Interest and investment income.....      --              30            10            --              --               40
 Interest expense...................     (73)         (3,170)           (3)           --              --           (3,246)
                                        ----        --------        ------          ----           -----         --------

Total non-operating items...........     (73)         (3,140)            7            --              --           (3,206)
                                        ----        --------        ------          ----           -----         --------

Loss before income taxes............     (73)        (14,366)         (544)          (84)           (790)         (15,857)
Income taxes........................      --              --            --            --              --               --
                                        ----        --------        ------          ----           -----         --------

Net loss............................    $(73)       $(14,366)       $ (544)         $(84)          $(790)        $(15,857)
                                        ====        ========        ======          ====           =====         ========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Consolidating Statement of Cash Flows -- Year Ended December 31, 1997

                                                                                                             Guarantor
                                                                         Holdings         Systems          Subsidiaries
                                                                         --------         -------          ------------
Cash Flows From Operating Activities
Net loss.......................................................          $   (73)        $ (14,366)           $ (544)
  Adjustments to reconcile net loss to net
     cash provided by (used in) operating
     activities:
  Depreciation and amortization................................               --             6,312               109
  Amortization of debt discount, deferred
     financing costs and other.................................               --               215                --
  Change in operating assets and
     liabilities, net of acquisitions:
     Subscriber receivables, net of unearned
      revenue..................................................               --            (1,827)             (615)
     Other receivables.........................................             (586)             (185)               24
     Inventory.................................................               --            (1,499)              (34)
     Prepaid expenses and other................................               --              (201)                8
     Trade accounts payable....................................               --             7,683              (320)
     Interest payable..........................................               73               733                --
     Accrued payroll and other.................................              574            (1,461)            2,460
                                                                         -------         ---------            ------

  Net cash provided by (used in) operating
     activities................................................              (12)           (4,596)            1,088
  Cash Flows From Investing Activities
  Acquisitions of Rural DIRECTV Markets........................               --          (120,051)               --
  Purchases of property and equipment..........................               --              (992)               (6)
  Other........................................................               --               320                --
                                                                         -------         ---------            ------

  Net cash provided by (used in) investing
     activities................................................               --          (120,723)               (6)
  Cash Flows From Financing Activities
  Proceeds from issuance of Series A
     Preferred Stock...........................................            1,200            34,289                --
  Proceeds from bridge loan....................................           10,000                --                --
  Proceeds from issuance of Series B
     Preferred Stock...........................................           35,616                --                --
  Borrowings under the Credit Agreement........................               --            75,000                --
  Principal payments on the Credit
     Agreement.................................................               --           (14,995)               (5)
  Proceeds from issuance of notes payable......................               --             2,115                --
  Principal payments on notes payable and
     obligations under capital leases..........................               --            (2,902)               --
  Contribution from Holdings...................................          (46,800)           46,800                --
  Increase in deferred financing costs.........................               --            (3,321)               --
                                                                         -------         ---------            ------

  Net cash provided by (used in) financing
     activities................................................               16           136,986                (5)
  Net increase in cash and cash equivalents...                                 4            11,667             1,077
  Cash and cash equivalents, beginning of
     period....................................................               --               479                --
                                                                         -------         ---------            ------

  Cash and cash equivalents, end of period ...                                $4         $  12,146            $1,077
                                                                         =======         =========            ======

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

                                                                                                  Consolidating
                                                                                Non-                  and
                                                                             guarantor             Eliminating
                                                                            Subsidiaries           Adjustments          Consolidated
                                                                            ------------           -----------          ------------
Cash Flows From Operating Activities
Net loss .........................................................            $     (84)            $    (790)            $ (15,857)
  Adjustments to reconcile net loss to net
    cash provided by (used in) operating
    activities:
  Depreciation and amortization ..................................                   79                   800                 7,300
  Amortization of debt discount, deferred
    financing costs and other ....................................                   --                    --                   215
  Change in operating assets and
    liabilities, net of acquisitions:
    Subscriber receivables, net of unearned
      revenue ....................................................                  (59)                   --                (2,501)
    Other receivables ............................................                   --                   586                  (161)
    Inventory ....................................................                  (71)                   --                (1,604)
    Prepaid expenses and other ...................................                  (10)                   --                  (203)
    Trade accounts payable .......................................                  152                    --                 7,515
    Interest payable .............................................                   --                    --                   806
    Accrued payroll and other ....................................                  402                  (596)                1,379
                                                                              ---------             ---------             ---------

  Net cash provided by (used in) operating
    activities ...................................................                  409                    --                (3,111)
  Cash Flows From Investing Activities
  Acquisitions of Rural DIRECTV Markets ..........................                   --                    --              (120,051)
  Purchases of property and equipment ............................                   --                    --                  (998)
  Other ..........................................................                   --                    --                   320
                                                                              ---------             ---------             ---------

  Net cash provided by (used in) investing
    activities ...................................................                   --                    --              (120,729)
  Cash Flows From Financing Activities
  Proceeds from issuance of Series A
    Preferred Stock ..............................................                   --                    --                35,489
  Proceeds from bridge loan ......................................                   --                    --                10,000
  Proceeds from issuance of Series B
    Preferred Stock ..............................................                   --                    --                35,616
  Borrowings under the Credit Agreement ..........................                   --                    --                75,000
  Principal payments on the Credit
    Agreement ....................................................                   --                    --               (15,000)
  Proceeds from issuance of notes payable ........................                   --                    --                 2,115
  Principal payments on notes payable and
    obligations under capital leases .............................                   --                    --                (2,902)
  Contribution from Holdings .....................................                   --                    --                    --
  Increase in deferred financing costs ...........................                   --                    --                (3,321)
                                                                              ---------             ---------             ---------

  Net cash provided by (used in) financing
    activities ...................................................                   --                    --               136,997
  Net increase in cash and cash equivalents ......................                  409                    --                13,157
  Cash and cash equivalents, beginning of
    period .......................................................                   --                    --                   479
                                                                              ---------             ---------             ---------

  Cash and cash equivalents, end of period .......................            $     409             $      --             $  13,636
                                                                              =========             =========             =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Consolidating Balance Sheet -- December 31, 1998

                                                                                                                          Guarantor
                                                                                 Holdings              Systems          Subsidiaries
                                                                                 --------              -------          ------------
Assets
Current assets:
  Cash and cash equivalents .........................................             $     28             $    827            $  1,189
  Restricted cash, current portion ..................................                   --               28,083                  --
  Subscriber receivables, net .......................................                   --                6,815               1,043
  Other receivables .................................................                   --                2,360                  87
  Intercompany receivables ..........................................                   12               11,521                  --
  Inventory .........................................................                   --                9,255                 583
  Prepaid expenses and other ........................................                   --                1,819                  37
                                                                                  --------             --------            --------

Total current assets ................................................                   40               60,680               2,939
Restricted cash, net of current portion .............................                   --               23,534                  --
Property and equipment, net .........................................                   --                4,418                 381
Investment in subsidiaries ..........................................               15,922               22,518                  --
Intangible assets, net ..............................................                   --              199,867              25,051
Deferred financing costs ............................................                   --               10,541                  --
Other assets ........................................................                   --                  133                  85
                                                                                  --------             --------            --------

     Total assets ...................................................             $ 15,962             $321,691            $ 28,456
                                                                                  ========             ========            ========

Liabilities and Stockholders' Equity
  (Deficit)
Current liabilities:
  Trade accounts payable ............................................             $     --             $ 13,482            $     49
  Interest payable ..................................................                   --               11,009                  --
  Current maturities of long-term
   obligations ......................................................                   --                8,916                  --
  Unearned revenue ..................................................                   --                4,380                 789
  Accrued payroll and other .........................................                   --                1,028               6,263
                                                                                  --------             --------            --------

Total current liabilities ...........................................                   --               38,815               7,101
Long-term obligations, net of current
  maturities:
  12 3/8% Notes .....................................................                   --              195,000                  --
  Bank debt .........................................................                   --               67,000                  --
  Seller notes payable ..............................................                   --                6,912                  --
  Other notes payable and obligations
   under capital leases .............................................                   --                  318                  58
  Minority interest .................................................                   --                   --                  --
                                                                                  --------             --------            --------

Total long-term obligations, net of current
  maturities ........................................................                   --              269,230                  58
                                                                                  --------             --------            --------

Total liabilities ...................................................                   --              308,045               7,159
Mandatorily redeemable preferred stock:
  Series A Preferred Stock ..........................................               56,488                   --                  --
  Series B Preferred stock ..........................................               53,489                   --                  --
  Series C Preferred Stock ..........................................               10,455                   --                  --
                                                                                  --------             --------            --------

                                                                                   120,432                   --                  --

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Stockholders' Equity (Deficit):
  Common Stock ....................................................                   --                    --                   896
  Additional paid-in capital ......................................                   25                97,600                 1,967
  Retained earnings (accumulated deficit) .........................             (104,495)              (83,954)               18,434
                                                                               ---------             ---------             ---------

Total stockholders' equity (deficit) ..............................             (104,470)               13,646                21,297
                                                                               ---------             ---------             ---------

     Total liabilities and stockholders'
       equity (deficit) ...........................................            $  15,962             $ 321,691             $  28,456
                                                                               =========             =========             =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

                                                                                                 Consolidating
                                                                                  Non-               and
                                                                               guarantor          Eliminating
                                                                             Subsidiaries         Adjustments          Consolidated
                                                                             ------------         -----------          ------------
Assets
Current assets:
  Cash and cash equivalents .......................................            $   2,444                  $--             $   4,488
  Restricted cash, current portion ................................                   --                   --                28,083
  Subscriber receivables, net .....................................                  774                   --                 8,632
  Other receivables ...............................................                   18                   --                 2,465
  Intercompany receivables ........................................                   --              (11,533)                   --
  Inventory .......................................................                  308                   --                10,146
  Prepaid expenses and other ......................................                    3                   --                 1,859
                                                                               ---------            ---------             ---------

Total current assets ..............................................                3,547              (11,533)               55,673
Restricted cash, net of current portion ...........................                   --                   --                23,534
Property and equipment, net .......................................                  195                   --                 4,994
Investment in subsidiaries ........................................                   --              (38,440)                   --
Intangible assets, net ............................................                3,525                4,696               233,139
Deferred financing costs ..........................................                   --                   --                10,541
Other assets ......................................................                   --                   --                   218
                                                                               ---------            ---------             ---------

    Total assets ..................................................            $   7,267            $ (45,277)            $ 328,099
                                                                               =========            =========             =========

Liabilities and Stockholders' Equity
  (Deficit)
Current liabilities:
  Trade accounts payable ..........................................            $       8            $      --             $  13,539
  Interest payable ................................................                   --                   --                11,009
  Current maturities of long-term
   obligations ....................................................                   --                   --                 8,916
  Unearned revenue ................................................                  405                   --                 5,574
  Accrued payroll and other .......................................                5,633              (11,533)                1,391
                                                                               ---------            ---------             ---------

Total current liabilities .........................................                6,046              (11,533)               40,429
Long-term obligations, net of current
  maturities:
  12 3/8% Notes ...................................................                   --                   --               195,000
  Bank debt .......................................................                   --                   --                67,000
  Seller notes payable ............................................                   --                   --                 6,912
  Other notes payable and obligations
   under capital leases ...........................................                   --                   --                   376
  Minority interest ...............................................                   --                2,420                 2,420
                                                                               ---------            ---------             ---------

Total long-term obligations, net of current
  maturities ......................................................                   --                2,420               271,708
                                                                               ---------            ---------             ---------

Total liabilities .................................................                6,046               (9,113)              312,137
Mandatorily redeemable preferred stock:
  Series A Preferred Stock ........................................                   --                   --                56,488
  Series B Preferred stock ........................................                   --                   --                53,489
  Series C Preferred Stock ........................................                   --                   --                10,455
                                                                               ---------            ---------             ---------
                                                                                      --                   --               120,432
Stockholders' Equity (Deficit):
  Common Stock ....................................................                   --                 (896)                   --
  Additional paid-in capital ......................................                   --              (99,567)                   25
  Retained earnings (accumulated deficit) .........................                1,221               64,299              (104,495)
                                                                               ---------            ---------             ---------

Total stockholders' equity (deficit) ..............................                1,221              (36,164)             (104,470)
                                                                               ---------            ---------             ---------

    Total liabilities and stockholders'
       equity (deficit) ...........................................            $   7,267            $ (45,277)            $ 328,099
                                                                               =========            =========             =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Consolidating Statement of Operations - Year Ended December 31, 1998

                                                                                                                         Guarantor
                                                                               Holdings              Systems            Subsidiaries
                                                                               --------              -------            ------------
Revenue:
  DBS services ...................................................             $     --              $ 57,437              $ 11,172
  Lease and other ................................................                   --                   982                    22
                                                                               --------              --------              --------

Total revenue ....................................................                   --                58,419                11,194
Costs and Expenses:
  Costs of DBS services ..........................................                   --                34,640                 6,813
  System operations ..............................................                   --                 7,683                 2,533
  Sales and marketing ............................................                   --                23,753                 5,045
  General and administrative .....................................                   --                 7,000                   267
  Depreciation and amortization ..................................                   --                19,336                   996
                                                                               --------              --------              --------

Total costs and expenses .........................................                   --                92,412                15,654
                                                                               --------              --------              --------

Operating loss ...................................................                   --               (33,993)               (4,460)
Non-operating items:
  Interest and investment income .................................                   --                 1,571                     2
  Interest expense ...............................................                   (1)              (20,497)                  (28)
                                                                               --------              --------              --------

Total non-operating items ........................................                   (1)              (18,926)                  (26)
                                                                               --------              --------              --------

Loss before income taxes .........................................                   (1)              (52,919)               (4,486)
Income taxes .....................................................                   --                    --                    --
                                                                               --------              --------              --------

Loss before extraordinary charge .................................                   (1)              (52,919)               (4,486)
Extraordinary charge on early retire-
  ment of debt ...................................................                   --                (2,577)                   --
                                                                               --------              --------              --------

Net loss .........................................................             $     (1)             $(55,496)             $ (4,486)
                                                                               ========              ========              ========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13....... Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

                                                                                                Consolidating
                                                                            Non-                    and
                                                                          guarantor              Eliminating
                                                                         Subsidiaries            Adjustments            Consolidated
                                                                         ------------            -----------            ------------
Revenue:
  DBS services ................................................             $   6,301                    $--              $  74,910
  Lease and other .............................................                    10                     --                  1,014
                                                                            ---------              ---------              ---------

Total revenue .................................................                 6,311                     --                 75,924
Costs and Expenses:
  Costs of DBS services .......................................                 3,838                     --                 45,291
  System operations ...........................................                 1,318                   (513)                11,021
  Sales and marketing .........................................                 3,403                     --                 32,201
  General and administrative ..................................                   164                     --                  7,431
  Depreciation and amortization ...............................                   340                  2,494                 23,166
                                                                            ---------              ---------              ---------

Total costs and expenses ......................................                 9,063                  1,981                119,110
                                                                            ---------              ---------              ---------

Operating loss ................................................                (2,752)                (1,981)               (43,186)
Non-operating items:
  Interest and investment income ..............................                    --                     --                  1,573
  Interest expense ............................................                   (12)                    --                (20,538)
                                                                            ---------              ---------              ---------

Total non-operating items .....................................                   (12)                    --                (18,965)
                                                                            ---------              ---------              ---------

Loss before income taxes ......................................                (2,764)                (1,981)               (62,151)
Income taxes ..................................................                    --                     --                     --
                                                                            ---------              ---------              ---------

Loss before extraordinary charge ..............................                (2,764)                (1,981)               (62,151)
Extraordinary charge on early retire-
  ment of debt ................................................                    --                     --                  2,577
                                                                            ---------              ---------              ---------

Net loss ......................................................             $  (2,764)             $  (1,981)             $ (64,728)
                                                                            =========              =========              =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Consolidating Statement of Cash Flows - Year Ended December 31, 1998

                                                                                                                          Guarantor
                                                                               Holdings              Systems            Subsidiaries
                                                                               --------              -------            ------------
Cash Flows From Operating Activities
Net loss .........................................................            $      (1)            $ (55,496)            $  (4,486)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization ..................................                   --                19,336                   996
  Amortization of debt discount, deferred
     financing and other .........................................                   --                   977                    --
  Extraordinary charge on early
     retirement of debt ..........................................                   --                 2,577                    --
  Change in operating assets and
     liabilities, net of acquisitions:
     Subscriber receivables, net of
      unearned revenue ...........................................                   --                (1,283)                 (222)
     Other receivables ...........................................                  574                (2,144)                   32
     Inventory ...................................................                   --                (7,335)                 (477)
     Prepaid expenses and other ..................................                   --                (1,189)                  (36)
     Trade accounts payable ......................................                   --                 5,357                  (145)
     Interest payable ............................................                   --                10,223                    --
     Accrued payroll and other ...................................                 (574)              (10,253)                4,827
                                                                              ---------             ---------             ---------

Net cash provided by (used in) operating
  activities .....................................................                   (1)              (39,230)                  489
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets ............................                   --              (104,487)                   --
Offering proceeds and investment earn-
  ings placed in escrow ..........................................                   --               (51,617)                   --
Purchases of property and equipment ..............................                   --                (2,858)                 (341)
Other ............................................................                   --                  (500)                   --
                                                                              ---------             ---------             ---------

Net cash used in investing activities ............................                   --              (159,462)                 (341)
Cash Flows From Financing Activities
Net proceeds from issuance of 12 3/8%
  Notes ..........................................................                   --               189,150                    --
Borrowings under bank debt .......................................                   --                90,000                    --
Principal payments on bank debt ..................................                   --               (83,000)                   --
Principal payments on notes payable and
  obligations under capital leases ...............................                   --                (3,639)                  (36)
Proceeds from the issuance of Common
  Stock ..........................................................                   25                    --                    --
Increase in deferred financing costs .............................                   --                (5,138)                   --
                                                                              ---------             ---------             ---------

Net cash provided by (used in) financing
  activities .....................................................                   25               187,373                   (36)
                                                                              ---------             ---------             ---------

Net increase (decrease) in cash and cash
  equivalents ....................................................                   24               (11,319)                  112
Cash and cash equivalents, beginning of
  period .........................................................                    4                12,146                 1,077
                                                                              ---------             ---------             ---------
Cash and cash equivalents, end of period .........................            $      28             $     827             $   1,189
                                                                              =========             =========             =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

                                                                                                  Consolidating
                                                                                 Non-                  and
                                                                              guarantor            Eliminating
                                                                             Subsidiaries          Adjustments          Consolidated
                                                                             ------------          -----------          ------------
Cash Flows From Operating Activities
Net loss .........................................................            $  (2,764)            $  (1,981)            $ (64,728)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization ..................................                  340                 2,494                23,166
  Amortization of debt discount, deferred
    financing and other ..........................................                   --                    --                   977
  Extraordinary charge on early
    retirement of debt ...........................................                   --                    --                 2,577
  Change in operating assets and
    liabilities, net of acquisitions:
    Subscriber receivables, net of
      unearned revenue ...........................................                 (252)                   --                (1,757)
    Other receivables ............................................                  (18)                  (12)               (1,568)
    Inventory ....................................................                 (237)                   --                (8,049)
    Prepaid expenses and other ...................................                   (3)                   --                (1,228)
    Trade accounts payable .......................................                 (144)                   --                 5,068
    Interest payable .............................................                   --                    --                10,223
    Accrued payroll and other ....................................                5,231                  (501)               (1,270)
                                                                              ---------             ---------             ---------

Net cash provided by (used in) operating
  activities .....................................................                2,153                    --               (36,589)
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets ............................                   --                    --              (104,487)
Offering proceeds and investment earn-
  ings placed in escrow ..........................................                   --                    --               (51,617)
Purchases of property and equipment ..............................                 (118)                   --                (3,317)
Other ............................................................                   --                    --                  (500)
                                                                              ---------             ---------             ---------

Net cash used in investing activities ............................                 (118)                   --              (159,921)
Cash Flows From Financing Activities
Net proceeds from issuance of 12 3/8%
  Notes ..........................................................                   --                    --               189,150
Borrowings under bank debt .......................................                   --                    --                90,000
Principal payments on bank debt ..................................                   --                    --               (83,000)
Principal payments on notes payable and
  obligations under capital leases ...............................                   --                    --                (3,675)
Proceeds from the issuance of Common
  Stock ..........................................................                   --                    --                    25
Increase in deferred financing costs .............................                   --                    --                (5,138)
                                                                              ---------             ---------             ---------

Net cash provided by (used in) financing
  activities .....................................................                   --                    --               187,362
                                                                              ---------             ---------             ---------

Net increase (decrease) in cash and cash
  equivalents ....................................................                2,035                    --                (9,148)
Cash and cash equivalents, beginning of
  period .........................................................                  409                    --                13,636
                                                                              ---------             ---------             ---------

Cash and cash equivalents, end of period .........................            $   2,444             $      --             $   4,488
                                                                              =========             =========             =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Consolidating Balance Sheet -- December 31, 1999

                                                                                  Holdings               DBS                Systems
                                                                                  --------               ---                -------
Assets
Current assets:
  Cash and cash equivalents .........................................             $     29             $      5             $  2,850
  Restricted cash, current portion ..................................                   --                   --               23,731
  Subscriber receivables, net .......................................                   --                   --               10,118
  Other receivables .................................................                   --                   --                  742
  Intercompany receivables ..........................................                   10                   --                6,412
  Inventory .........................................................                   --                   --                2,525
  Prepaid expenses and other ........................................                   --                   --                1,642
                                                                                  --------             --------             --------

Total current assets ................................................                   39                    5               48,020
Property and equipment, net .........................................                   --                   --                5,459
Investment in subsidiaries ..........................................                   --                   --               17,144
Intangible assets, net ..............................................                   --                   --              213,229
Deferred financing costs ............................................                   --                4,144                7,318
Other assets ........................................................                   --                   --                  173
                                                                                  --------             --------             --------

     Total assets ...................................................             $     39             $  4,149             $291,343
                                                                                  ========             ========             ========

Liabilities and Stockholders' Equity
  (Deficit)
Current liabilities:
  Trade accounts payable ............................................             $     --             $     --             $ 22,858
  Interest payable ..................................................                   --                   20               11,659
  Current maturities of long-term
     obligations ....................................................                   --                   --                3,248
  Unearned revenue ..................................................                   --                   --                7,146
  Accrued payroll and other .........................................                  391                  466                  734
                                                                                  --------             --------             --------

Total current liabilities ...........................................                  391                  486               45,645
Long-term obligations, net of current
  maturities:
  12 3/8% Notes .....................................................                   --                   --              195,000
  13 1/2% Notes .....................................................                   --              112,095                   --
  Bank debt .........................................................                   --                   --               52,000
  Seller notes payable ..............................................                   --                   --                6,932
  Other notes payable and obligations
     under capital leases ...........................................                   --                   --                  103
  Minority interest .................................................                   --                   --                   --
                                                                                  --------             --------             --------

Total long-term obligations, net of current
  maturities ........................................................                   --              112,095              254,035
Losses of subsidiaries in excess of
  original basis ....................................................              114,799               15,491                   --
                                                                                  --------             --------             --------

Total liabilities ...................................................              115,190              128,072              299,680

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Mandatorily redeemable preferred stock:
  Series A Preferred Stock .......................................               65,135                    --                    --
  Series B Preferred stock .......................................               61,677                    --                    --
  Series C Preferred Stock .......................................               11,540                    --                    --
                                                                              ---------             ---------             ---------

                                                                                138,352                    --                    --
Stockholder's Equity (Deficit):
  Common Stock ...................................................                   --                    --                    --
  Additional paid-in capital .....................................                  179                    --               193,145
  Retained earnings (accumulated
     deficit) ....................................................             (253,682)             (123,923)             (201,482)
                                                                              ---------             ---------             ---------

Total stockholders' equity (deficit) .............................             (253,503)             (123,923)               (8,337)
                                                                              ---------             ---------             ---------

     Total liabilities and stockholders'
      equity (deficit) ...........................................            $      39             $   4,149             $ 291,343
                                                                              =========             =========             =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

                                                                                                      Consolidating
                                                                                         Non-             and
                                                                      Guarantor       guarantor        Eliminating
                                                                    Subsidiaries     Subsidiaries      Adjustments      Consolidated
                                                                    ------------     ------------      -----------      ------------
Assets
Current assets:
  Cash and cash equivalents ..................................        $     132        $     254        $      --         $   3,270
  Restricted cash, current portion ...........................               --               --               --            23,731
  Subscriber receivables, net ................................            1,445              770               --            12,333
  Other receivables ..........................................               --               --               --               742
  Intercompany receivables ...................................               --               --           (6,422)               --
  Inventory ..................................................              331              252               --             3,108
  Prepaid expenses and other .................................                8                2               --             1,652
                                                                      ---------        ---------        ---------         ---------

Total current assets .........................................            1,916            1,278           (6,422)           44,836
Property and equipment, net ..................................              256              138               --             5,853
Investment in subsidiaries ...................................               --               --          (17,144)               --
Intangible assets, net .......................................           22,930              767               --           236,926
Deferred financing costs .....................................               --               --               --            11,462
Other assets .................................................               87               --               --               260
                                                                      ---------        ---------        ---------         ---------

    Total assets .............................................        $  25,189        $   2,183        $ (23,566)        $ 299,337
                                                                      =========        =========        =========         =========

Liabilities and Stockholders' Equity
  (Deficit)
Current liabilities:
  Trade accounts payable .....................................        $      18        $      17        $      --         $  22,893
  Interest payable ...........................................               --               --               --            11,679
  Current maturities of long-term
    obligations ..............................................               --               --               --             3,248
  Unearned revenue ...........................................            1,065              458               --             8,669
  Accrued payroll and other ..................................            7,032            1,638           (9,328)              933
                                                                      ---------        ---------        ---------         ---------

Total current liabilities ....................................            8,115            2,113           (9,328)           47,422
Long-term obligations, net of current
  maturities:
  12 3/8% Notes ..............................................               --               --               --           195,000
  13 1/2% Notes ..............................................               --               --               --           112,095
  Bank debt ..................................................               --               --               --            52,000
  Seller notes payable .......................................               --               --               --             6,932
  Other notes payable and obligations
    under capital leases .....................................               --               --               --               103
  Minority interest ..........................................               --               --              936               936
                                                                      ---------        ---------        ---------         ---------

Total long-term obligations, net of current
  maturities .................................................               --               --              936           367,066
Losses of subsidiaries in excess of
  original basis .............................................               --               --         (130,290)               --
                                                                      ---------        ---------        ---------         ---------

Total liabilities ............................................            8,115            2,113         (138,682)          414,488
Mandatorily redeemable preferred stock:
  Series A Preferred Stock ...................................               --               --               --            65,135
  Series B Preferred stock ...................................               --               --               --            61,677
  Series C Preferred Stock ...................................               --               --               --            11,540
                                                                      ---------        ---------        ---------         ---------
                                                                             --               --               --           138,352
Stockholder's Equity (Deficit):
  Common Stock ...............................................              896               --             (896)               --
  Additional paid-in capital .................................            1,967               --         (195,112)              179
  Retained earnings (accumulated
    deficit) .................................................           14,211               70          311,124          (253,682)
                                                                      ---------        ---------        ---------         ---------

Total stockholders' equity (deficit) .........................           17,074               70          115,116          (253,503)
                                                                      ---------        ---------        ---------         ---------

    Total liabilities and stockholders'
     equity (deficit) ........................................        $  25,189        $   2,183        $ (23,566)        $ 299,337
                                                                      =========        =========        =========         =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Consolidating Statement of Operations - Year Ended December 31, 1999

                                                                            Holdings                 DBS                   Systems
                                                                            --------                 ---                   -------
Revenue:
  DBS services ................................................             $      --              $      --              $ 112,714
  Lease and other .............................................                    --                     --                    636
                                                                            ---------              ---------              ---------

Total revenue .................................................                    --                     --                113,350
Costs and Expenses:
  Costs of DBS services .......................................                    --                     --                 71,510
  System operations ...........................................                    --                     --                 14,349
  Sales and marketing .........................................                    --                     --                 58,452
  General and administrative ..................................                    --                      5                 15,703
  Depreciation and amortization ...............................                    --                     --                 32,562
                                                                            ---------              ---------              ---------

Total costs and expenses ......................................                    --                      5                192,576
                                                                            ---------              ---------              ---------

Operating income (loss) .......................................                    --                     (5)               (79,226)
Non-operating items:
  Interest and investment income ..............................                     1                     --                  2,392
  Interest expense ............................................                    --                (12,570)               (32,435)
  Other non-operating expenses ................................                  (391)                  (466)                  (258)
                                                                            ---------              ---------              ---------

Total non-operating items .....................................                  (390)               (13,036)               (30,301)
                                                                            ---------              ---------              ---------

Income (loss) before income taxes .............................                  (390)               (13,041)              (109,527)
Income taxes ..................................................                    --                     --                     --
                                                                            ---------              ---------              ---------

Income (loss) before extraordinary
  charge ......................................................                  (390)               (13,041)              (109,527)
Extraordinary charge on early
  retirement of debt ..........................................                    --                     --                 (2,935)
                                                                            ---------              ---------              ---------

Net income (loss) .............................................             $    (390)             $ (13,041)             $(112,462)
                                                                            =========              =========              =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

                                                                                                    Consolidating
                                                                                   Non-                  and
                                                               Guarantor         guarantor           Eliminating
                                                             Subsidiaries       Subsidiaries         Adjustments        Consolidated
                                                             ------------       ------------         -----------        ------------
Revenue:
  DBS services .....................................          $  18,130           $   9,089           $      --           $ 139,933
  Lease and other ..................................                  3                   1                  --                 640
                                                              ---------           ---------           ---------           ---------

Total revenue ......................................             18,133               9,090                  --             140,573
Costs and Expenses:
  Costs of DBS services ............................             11,516               5,664                  --              88,690
  System operations ................................              3,495               2,155                (266)             19,733
  Sales and marketing ..............................              4,142               2,339                  --              64,933
  General and administrative .......................                 --                  --                  --              15,708
  Depreciation and amortization ....................              3,054                 347                  --              35,963
                                                              ---------           ---------           ---------           ---------

Total costs and expenses ...........................             22,207              10,505                (266)            225,027
                                                              ---------           ---------           ---------           ---------

Operating income (loss) ............................             (4,074)             (1,415)                266             (84,454)
Non-operating items:
  Interest and investment income ...................                 --                  --                  --               2,393
  Interest expense .................................                 (5)                 (2)                 --             (45,012)
  Other non-operating expenses .....................               (144)                 --                  --              (1,259)
                                                              ---------           ---------           ---------           ---------

Total non-operating items ..........................               (149)                 (2)                 --             (43,878)
                                                              ---------           ---------           ---------           ---------

Income (loss) before income taxes ..................             (4,223)             (1,417)                266            (128,332)
Income taxes .......................................                 --                  --                  --                  --
                                                              ---------           ---------           ---------           ---------

Income (loss) before extraordinary
  charge ...........................................             (4,223)             (1,417)                266            (128,332)
Extraordinary charge on early
  retirement of debt ...............................                 --                  --                  --              (2,935)
                                                              ---------           ---------           ---------           ---------

Net income (loss) ..................................          $  (4,223)          $  (1,417)          $     266           $(131,267)
                                                              =========           =========           =========           =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Consolidating Statement of Cash Flows - Year Ended December 31, 1999

                                                                               Holdings                DBS                 Systems
                                                                               --------                ---                 -------
Cash Flows From Operating Activities
Net income (loss) ................................................            $    (390)            $ (13,041)            $(112,462)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization ..................................                   --                    --                32,562
  Amortization of debt discount, deferred
     financing costs and other ...................................                   --                12,550                 1,126
  Earned stock compensation ......................................                   --                    --                   154
  Extraordinary charge on early
     retirement of debt ..........................................                   --                    --                 2,935
  Change in operating assets and
     liabilities, net of acquisitions:
     Subscriber receivables, net of
      unearned revenue ...........................................                   --                    --                  (472)
     Other receivables ...........................................                   --                    --                   238
     Inventory ...................................................                   --                    --                 6,730
     Prepaid expenses and other ..................................                   --                    --                   177
     Trade accounts payable ......................................                   --                    --                 9,376
     Interest payable ............................................                   --                    20                   650
     Accrued payroll and other ...................................                  391                   466                 1,105
                                                                              ---------             ---------             ---------

Net cash provided by (used in) operating
  activities .....................................................                    1                    (5)              (57,881)
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets ............................                   --                    --               (35,339)
Purchases of minority interests ..................................                   --                    --                (1,439)
Proceeds from interest escrow account ............................                   --                    --                24,224
Release of amounts reserved for
  contingent reduction of bank debt ..............................                   --                    --                 5,449
Investment earnings placed in escrow .............................                   --                    --                (1,787)
Purchases of property and equipment ..............................                   --                    --                (3,423)
Other ............................................................                   --                    --                   114
                                                                              ---------             ---------             ---------

Net cash used in investing activities ............................                   --                    --               (12,201)
Cash Flows From Financing Activities
Bank borrowing ...................................................                   --                    --                38,000
Principal payments on bank debt ..................................                   --                    --               (53,000)
Principal payments on notes payable and
  obligations under capital leases ...............................                   --                    --                (8,846)
Increase in deferred financing costs .............................                   --                (4,648)                 (868)
Capital contribution from minority
  partner ........................................................                   --                    --                 1,428
Capital Contribution to Systems ..................................                   --               (95,391)               95,391
Net proceeds from issuance of 13 1/2%
  Notes ..........................................................                   --               100,049                    --
                                                                              ---------             ---------             ---------

Net cash provided by financing activities ........................                   --                    10                72,105
                                                                              ---------             ---------             ---------

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

Net increase (decrease) in cash and cash
  equivalents .......................................................                    1                    5                2,023
Cash and cash equivalents, beginning of
  period ............................................................                   28                   --                  827
                                                                                    ------               ------               ------

Cash and cash equivalents, end of period ............................               $   29               $    5               $2,850
                                                                                    ======               ======               ======

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

13.      Consolidating Financial Information and Subsidiary Guarantors --
         (Continued)

                                                                                                     Consolidating
                                                                                          Non-            and
                                                                    Guarantor           guarantor      Eliminating
                                                                   Subsidiaries       Subsidiaries     Adjustments      Consolidated
                                                                   ------------       ------------     -----------      ------------
Cash Flows From Operating Activities
Net income (loss) ..........................................        $  (4,223)        $  (1,417)        $     266         $(131,267)
Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization ............................            3,054               347                --            35,963
  Amortization of debt discount, deferred
    financing costs and other ..............................               --               266              (266)           13,676
  Earned stock compensation ................................               --                --                --               154
  Extraordinary charge on early
    retirement of debt .....................................               --                --                --             2,935
  Change in operating assets and
    liabilities, net of acquisitions:
    Subscriber receivables, net of
     unearned revenue ......................................             (126)               57                --              (541)
    Other receivables ......................................               87                18               845             1,188
    Inventory ..............................................              252                56                --             7,038
    Prepaid expenses and other .............................               29                 1                --               207
    Trade accounts payable .................................              (31)                9                --             9,354
    Interest payable .......................................               --                --                --               670
    Accrued payroll and other ..............................              (97)           (1,498)             (845)             (478)
                                                                    ---------         ---------         ---------         ---------

Net cash provided by (used in) operating
  activities ...............................................           (1,055)           (2,161)               --           (61,101)
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets ......................               --                --                --           (35,339)
Purchases of minority interests ............................               --                --                --            (1,439)
Proceeds from interest escrow account ......................               --                --                --            24,224
Release of amounts reserved for
  contingent reduction of bank debt ........................               --                --                --             5,449
Investment earnings placed in escrow .......................               --                --                --            (1,787)
Purchases of property and equipment ........................               --               (29)               --            (3,452)
Other ......................................................               (2)               --                --               112
                                                                    ---------         ---------         ---------         ---------

Net cash used in investing activities ......................               (2)              (29)               --           (12,232)
Cash Flows From Financing Activities
Bank borrowing .............................................               --                --                --            38,000
Principal payments on bank debt ............................               --                --                --           (53,000)
Principal payments on notes payable and
  obligations under capital leases .........................               --                --                --            (8,846)
Increase in deferred financing costs .......................               --                --                --            (5,516)
Capital contribution from minority
  partner ..................................................               --                --                --             1,428
Capital Contribution to Systems ............................               --                --                --                --
Net proceeds from issuance of 13 1/2%
  Notes ....................................................               --                --                --           100,049
                                                                    ---------         ---------         ---------         ---------

Net cash provided by financing activities ..................               --                --                --            72,115
                                                                    ---------         ---------         ---------         ---------

Net increase (decrease) in cash and cash
  equivalents ..............................................           (1,057)           (2,190)               --            (1,218)
Cash and cash equivalents, beginning of
  period ...................................................            1,189             2,444                --             4,488
                                                                    ---------         ---------         ---------         ---------

Cash and cash equivalents, end of period ...................        $     132         $     254         $      --         $   3,270
                                                                    =========         =========         =========         =========

                            GOLDEN SKY HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

14.      Quarterly Financial Data (Unaudited)

         Golden Sky's quarterly results of operations are summarized as follows (in thousands):

                                                                                     Three Months Ended
                                                                                     ------------------
                                                               March 31           June 30            September 30        December 31
                                                               --------           -------            ------------        -----------
Period Ended December 31, 1998:
  Total revenue ....................................           $ 14,129            $ 16,849            $ 19,912           $ 25,034
  Operating loss ...................................             (6,034)             (8,806)            (11,462)           (16,884)
  Loss before extraordinary charge .................             (8,287)            (11,761)            (17,354)           (24,749)
  Net loss .........................................             (8,287)            (14,338)            (17,354)           (24,749)
Period Ended December 31, 1999:
  Total revenue ....................................           $ 29,036            $ 31,389            $ 36,732           $ 43,416
  Operating loss ...................................            (16,734)            (19,166)            (29,930)           (18,624)
  Loss before extraordinary charge .................            (25,872)            (30,104)            (41,087)           (31,269)
  Net loss .........................................            (28,807)            (30,104)            (41,087)           (31,269)

                                      D-44

                                    ANNEX E

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.

                  For the quarterly period ended March 31, 2000
                                                 --------------

                                 --------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.

       For the transition period from _______________ to ________________.

                        Commission file number 333-76413

                              GOLDEN SKY DBS, INC.
                              --------------------
             (Exact name of Registrant as specified in its charter)

            Delaware                                       43-1839531
            --------                                       ----------
  (State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                       Identification No.)

  c/o Pegasus Communication Management Company
  225 City Line Avenue, Suite 200 Bala Cynwyd, PA             19004
  -----------------------------------------------             -----
  (Address of principal executive offices)                  (Zip code)

                                 (888) 438-7488
                                 --------------
              (Registrant's telephone number, including area code)

                        4700 Belleview Avenue, Suite 300
                              Kansas City, MO 64112
                              ---------------------
              (Former name, former address and former fiscal year,
                          if changed since last report)

         Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X       No ___
    -------

         As of May 9, 2000, the Registrant had 100 shares of common stock outstanding.

                              GOLDEN SKY, DBS, INC.

                                    Form 10-Q
                                Table of Contents
                  For the Quarterly Period Ended March 31, 2000

                         PART I - FINANCIAL INFORMATION
                                                                                                   Page

Item 1.       Financial Statements
              Consolidated Balance Sheets as of December 31, 1999 and March 31, 2000............     3

              Consolidated Statements of Operations for the three months ended
              March 31, 1999 and 2000...........................................................     4

              Consolidated Statements of Cash Flows for the three months ended
              March 31, 1999 and 2000...........................................................     5

              Notes to Consolidated Financial Statements........................................     6

Item 2.       Management's Discussion and Analysis of Financial Condition and Results
              of Operations.....................................................................    10

Item 3.       Quantitative and Qualitative Disclosures About Market Risk........................    15


                           PART II - OTHER INFORMATION

Item 1.       Legal Proceedings.................................................................    16

Item 5.       Other Information.................................................................    17

Item 6.       Exhibits and Reports on Form 8-K..................................................    17

Signature.......................................................................................    19

                              GOLDEN SKY DBS, INC.
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                                         December 31, 1999         March 31, 2000
                                                                         -----------------         --------------
                               ASSETS                                                                (unaudited)
Current assets:
     Cash and cash equivalents..................................                  $3,241                       $31
     Restricted cash............................................                  23,731                    11,821
     Accounts receivable, less allowance for doubtful accounts
      of $973 and $942, respectively............................                   4,797                     4,277
     Inventory..................................................                   3,108                     2,799
     Prepaid expenses and other.................................                   1,652                     1,301
                                                                                --------                  --------
Total current assets............................................                  36,529                    20,229
Property and equipment, net.....................................                   5,853                     4,963
Intangible assets, net..........................................                 236,926                   229,349
Deferred financing costs, net...................................                  11,462                    11,931
Deposits and other..............................................                     260                       115
                                                                                --------                  --------
     Total assets...............................................                $291,030                  $266,587
                                                                                ========                  ========

                  LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
     Current portion of long-term debt..........................                  $3,248                    $3,205
     Accounts payable...........................................                   8,089                     5,538
     Accrued interest...........................................                  11,679                     4,355
     Accrued satellite programming, fees and commissions........                  14,804                    14,960
     Accrued expenses...........................................                     943                     1,391
                                                                                --------                  --------
Total current liabilities.......................................                  38,763                    29,449
Long-term debt..................................................                 366,130                   372,789
                                                                                --------                  --------
     Total liabilities..........................................                 404,893                   402,238
Commitments and contingent liabilities..........................                      --                        --
Minority interest...............................................                     936                       868
Stockholder's equity (deficit):
     Common stock; $.01 par value; 1,000 shares authorized; 100
     issued and outstanding.....................................                      --                        --
     Additional paid-in capital.................................                  97,754                    97,869
     Deficit....................................................                (212,553)                 (234,388)
                                                                                --------                  --------
     Total stockholder's equity (deficit) ......................                (114,799)                 (136,519)
                                                                                --------                  --------
        Total liabilities and stockholder's equity (deficit)....                $291,030                  $266,587
                                                                                ========                  ========

           See accompanying notes to consolidated financial statements

                              GOLDEN SKY DBS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                                 Three Months Ended March 31,
                                                                                 ----------------------------
                                                                                 1999                    2000
                                                                                 ----                    ----
                                                                                        (unaudited)
Revenue:
     DBS services...............................................                 $28,388                   $43,491
     Lease and other............................................                     197                        57
                                                                                --------                  --------
Total revenue...................................................                  28,585                    43,548

Operating expenses:
     Programming and technical..................................                  17,961                    25,956
     General and administrative.................................                   7,200                     8,698
     Marketing and selling......................................                  11,920                     7,586
     Incentive compensation.....................................                      18                       115
     Lease termination and severance............................                      --                     1,222
     Depreciation and amortization..............................                   8,220                     9,335
                                                                                --------                  --------
Total costs and expenses........................................                  45,319                    52,912

Loss from operations............................................                 (16,734)                   (9,364)

Interest expense................................................                  (9,961)                  (12,153)
Interest income.................................................                     823                       205
Other expense, net..............................................                      --                      (523)

Loss before income taxes........................................                 (25,872)                  (21,835)
Income taxes....................................................                      --                        --

Loss before extraordinary items.................................                 (25,872)                  (21,835)
Extraordinary loss from extinguishment of debt, net.............                  (2,935)                       --

Net loss........................................................                ($28,807)                 ($21,835)

           See accompanying notes to consolidated financial statements

                              GOLDEN SKY DBS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                 Three Months Ended March 31,
                                                                                 ----------------------------
                                                                                 1999                     2000
                                                                                 ----                     ----
                                                                                        (unaudited)
Cash flows from operating activities:
     Net loss...................................................                ($28,807)                 ($21,835)
     Adjustments to reconcile net loss to net cash used for
     operating activities:
     Depreciation and amortization..............................                   8,220                     9,335
     Amortization of debt discount and deferred financing costs.                   1,840                     4,141
     Stock incentive compensation...............................                      18                       115
     Extraordinary loss on extinguishment of debt, net..........                   2,935                        --
     Bad debt expense...........................................                     370                     1,050
     Change in assets and liabilities:
          Accounts receivable...................................                   1,147                      (174)
          Inventory.............................................                   1,463                       309
          Prepaid expenses and other............................                     683                       351
          Accounts payable and accrued expenses.................                   1,554                    (1,816)
          Accrued interest......................................                  (6,661)                   (7,324)
                                                                                --------                  --------
Net cash used for operating activities..........................                (17,238)                   (15,848)

Cash flows from investing activities:
     Acquisitions...............................................                 (20,334)                   (1,486)
     Capital expenditures.......................................                  (1,144)                      (47)
     Other......................................................                     (48)                      324
     Net cash used for investing activities.....................                 (21,526)                   (1,209)

Cash flows from financing activities:
     Proceeds from issuance of 13.5% Notes......................                 100,049                        --
     Borrowings on bank credit facilities.......................                  21,000                     6,000
     Repayments of bank credit facilities.......................                 (53,000)                       --
     Repayments of long-term debt and capital leases............                  (6,032)                   (3,086)
     Restricted cash............................................                  16,898                    11,910
     Increase in deferred financing costs.......................                  (5,335)                     (977)
Net cash provided by financing activities.......................                  73,580                    13,847

Net increase (decrease) in cash and cash equivalents............                  34,816                    (3,210)
Cash and cash equivalents, beginning of year....................                   4,460                     3,241
Cash and cash equivalents, end of period........................                 $39,276                       $31
                                                                                ========                  ========

Supplemental Disclosure of Cash Flow Information:
     Cash paid for interest.....................................                 $14,390                   $15,216
     Property and equipment acquired under capital leases.......                      78                        --

           See accompanying notes to consolidated financial statements

                              GOLDEN SKY DBS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       The Company:

         Golden Sky DBS, Inc. ("Golden Sky DBS" or together with its subsidiaries, the "Company") is a holding company which operates primarily through its subsidiaries. Golden Sky DBS' subsidiaries provide direct broadcast satellite television ("DBS") services to customers in certain rural areas of 24 states.

         Golden Sky DBS was formed in February 1999 for the purpose of completing a private offering (the "13.5% Notes Offering") of 13.5% Senior Discount Notes due 2007 (the "13.5% Notes"). Upon formation, Golden Sky DBS issued 100 shares of its common stock to Golden Sky Holdings, Inc. ("GSH") in exchange for $100 and the subsequent transfer of all of the capital stock of Golden Sky Systems, Inc. ("GSS") to Golden Sky DBS. Until February 1999, GSS was a wholly owned subsidiary of GSH. Upon completion of the aforementioned transfer, GSS became a wholly owned subsidiary of Golden Sky DBS and Golden Sky DBS became a wholly owned subsidiary of GSH. Accordingly, GSS has been treated as the predecessor to Golden Sky DBS and the historical financial statements of Golden Sky DBS prior to February 1999 are those of GSS.

         On May 5, 2000, GSH merged (the "Merger") with Pegasus GSS Merger Sub, Inc., a wholly owned subsidiary of Pegasus Communications Corporation ("Pegasus" or the "Parent") in a transaction accounted for as a purchase. In connection with the Merger, the stockholders of GSH exchanged all of their outstanding capital stock for approximately 6.1 million shares of Pegasus' Class A Common Stock and options to purchase a total of approximately 349,000 shares of Pegasus' Class A Common Stock and, as a consequence, GSH became a wholly owned subsidiary of Pegasus. Pegasus did not assume, guarantee or otherwise have any liability for GSH's outstanding indebtedness or any other liability of GSH or its subsidiaries. After the Merger, except to the extent permitted under the terms of the 13.5% Notes and GSS' 12.375%, Senior Subordinated Notes due 2006, GSH did not assume, guarantee or otherwise have any liability for any indebtedness or other liability of Pegasus or any of Pegasus' subsidiaries.

         Total consideration for the Merger was approximately $1.3 billion, which consisted of approximately 6.1 million shares of Pegasus' Class A Common Stock (amounting to $579.0 million at a price of $95.07 per share, the average closing price per share five days prior and subsequent to the acquisition announcement), options to purchase a total of 349,000 shares of Pegasus' Class A Common Stock (amounting to $33.1 million), approximately $377.8 million of assumed net liabilities (as of March 31, 2000) and a deferred tax liability of approximately $342.8 million, primarily as a result of non-deductible amortization. The accompanying financial statements do not reflect the application of purchase accounting for this transaction.

2.       Basis of Presentation:

         The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial statements include the accounts of Golden Sky DBS and all of its subsidiaries. All intercompany transactions and balances have been eliminated. Certain amounts for 1999 have been reclassified for comparative purposes.

         The unaudited financial statements reflect all adjustments consisting of normal recurring items which are, in the opinion of management, necessary for a fair presentation, in all material respects, of the financial position of the Company and the results of its operations and its cash flows for the interim period. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 1999 included in the Company's Annual Report on Form 10-K for the year then ended.

3.       Equity:

         On May 5, 2000, in connection with the Merger, the stockholders of GSH exchanged all of their outstanding capital stock for shares of Pegasus' Class A Common Stock and options to purchase shares of Pegasus' Class A Common Stock and, as a result, the Company became an indirect wholly owned subsidiary of Pegasus.

         As of December 31, 1999 and March 31, 2000, the Company had one class of Common Stock. The Company's ability to pay dividends on its Common Stock is subject to certain restrictions.

4.       Long-Term Debt:

Long-term debt consists of the following (in thousands):                            December 31,           March 31,
                                                                                       1999                  2000
                                                                                       ----                  ----
Senior Subordinated Notes payable by GSS, due 2006, interest at 12.375%, payable
     semi-annually in arrears on February 1 and August 1..........................   $195,000              $195,000

Senior Discount Notes payable by Golden Sky DBS, due 2007, interest at 13.5%, payable semi-annually on March 1 and September 1, beginning September 1,
     2004, net of unamortized discount of $81.0 million and $77.3 million as of
     December 31, 1999 and March 31, 2000, respectively...........................    112,095               115,797

Senior seven-year $115.0 million revolving credit facility, payable by GSS, interest at GSS' option at either the bank's rate plus an applicable margin
     or LIBOR plus an applicabel margin...........................................     17,000                23,000

Senior seven-year $35.0 million term loan facility, payable by GSS, interest at
     GSS' option at either the bank's rate plus an applicable margin or LIBOR
     plus an applicable  margin...................................................     35,000                35,000


Seller's notes, due 2000 to 2003, interest at 6.75% to 7%.........................      9,823                 6,916
Capital leases and other..........................................................        460                   281
                                                                                     --------              --------
                                                                                      369,378               375,994

Less current maturities ..........................................................      3,248                 3,205
Long-term debt ...................................................................   $366,130              $372,789

         GSS maintains a $115.0 million senior revolving credit facility and a $35.0 million senior term credit facility (collectively, the "GSS Credit Facility"), which is collateralized by substantially all of the assets of GSS and its subsidiaries. The GSS Credit Facility is subject to certain financial covenants as defined in the loan agreement, including a debt to adjusted cash flow covenant. As of March 31, 2000, $35.9 million of stand-by letters of credit were issued pursuant to the GSS Credit Facility, including $6.9 million collateralizing the Company's outstanding sellers' notes.

         In January 2000, GSS completed an amendment to the GSS Credit Facility. The amendment, which was effective as of December 31, 1999, waived GSS' third quarter 1999 covenant violations and amended certain fourth quarter 1999 and year 2000 covenant requirements. Pursuant to the amendment, GSS was authorized to borrow up to an additional $20.0 million under the GSS Credit Facility prior to March 31, 2000. These incremental borrowings, which were secured by letters of credit provided by certain of GSH's shareholders, were required to be repaid by May 31, 2000. Upon repayment of the incremental borrowings, GSS will have potential incremental borrowing capacity during the remainder of the year ending December 31, 2000 equal to the lesser of equity contributed by Pegasus to repay the incremental borrowings and fund other working capital requirements or $20.0 million. On May 9, 2000, Pegasus made an $8.0 million capital contribution to GSS that was used to repay the incremental borrowings. GSS anticipates that it will receive additional capital contributions from Pegasus, thereby resulting in additional borrowing capacity. As of March 31, 2000, GSS was in compliance with the GSS Credit Facility's amended covenants.

         GSS will be required to make an offer (the "12.375% Notes Offer") to the holders of its 12.375% Senior Subordinated Notes due 2006 (the "12.375% Notes") to purchase the 12.375% Notes for 101% of their principal amount plus accrued interest as a result of the Merger. If the 12.375% Notes Offer is accepted by any of the note holders and GSS is unable to purchase the 12.375% Notes tendered, GSS may be in default of the terms of the 12.375% Notes Indenture. Pegasus has entered into an agreement with an investment bank under which that investment bank has agreed to purchase any and all 12.375% Notes tendered in response to the 12.375% Notes Offer.

         Golden Sky DBS will be required to make an offer (the "13.5% Notes Offer") to the holders of its 13.5% Notes to purchase the 13.5% Notes for 101% of their accreted value plus accrued interest as a result of the Merger. If the 13.5% Notes Offer is accepted by any of the note holders and Golden Sky DBS is unable to purchase the 13.5% Notes tendered, Golden Sky DBS may be in default of the terms of the 13.5% Notes Indenture. Pegasus has entered into an agreement with an investment bank under which that investment bank has agreed to purchase any and all of the 13.5% Notes tendered in response to the 13.5% Notes Offer.

         The 12.375% Notes may be redeemed, at the option of GSS, in whole or in part, at various points of time after August 1, 2003 at the redemption prices specified in the 12.375% Notes Indenture, plus accrued and unpaid interest thereon.

         The 13.5% Notes may be redeemed, at the option of Golden Sky DBS, in whole or in part, at various points of time after March 1, 2004 at the redemption prices specified in the 13.5% Notes Indenture, plus accrued and unpaid interest thereon.

         The Company's indebtedness contains certain financial and operating covenants, including restrictions on the Company's ability to incur additional indebtedness, to create liens and to pay dividends.

5.       Commitments and Contingent Liabilities:

Legal Matters:

         From time to time the Company is involved with claims that arise in the normal course of business. In the opinion of management, the ultimate liability with respect to these claims will not have a material adverse effect on the consolidated operations, liquidity, cash flows or financial position of the Company.

         The Company is a rural affiliate of the National Rural Telecommunications Cooperative ("NRTC"). The NRTC is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. The Company's ability to distribute DIRECTV programming services is dependent upon agreements between the NRTC and Hughes Electronics Corporation, DIRECTV's parent, and between the Company and the NRTC.

         On June 3, 1999, the NRTC filed a lawsuit in federal court against DIRECTV seeking a court order to enforce the NRTC's contractual rights to obtain from DIRECTV certain premium programming formerly distributed by United States Satellite Broadcasting Company, Inc. for exclusive distribution by the NRTC's members and affiliates in their rural markets. On July 22, 1999, DIRECTV responded to the NRTC's continuing lawsuit by rejecting the NRTC's claims to exclusive distribution rights and by filing a counterclaim seeking judicial

5.       Commitments and Contingent Liabilities: - (Continued)

clarification of certain provisions of DIRECTV's contract with the NRTC. In particular, DIRECTV contends in its counterclaim that the term of DIRECTV's contract with the NRTC is measured solely by the orbital life of DBS-1, the first DIRECTV satellite launched into orbit at the 101(Degree) W orbital location, without regard to the orbital lives of the other DIRECTV satellites at the 101(Degree) W orbital location. DIRECTV also alleges in its counterclaim that the NRTC's right of first refusal, which is effective at the end of the term of DIRECTV's contract with the NRTC, does not provide for certain programming and other rights comparable to those now provided under the contract.

         On August 26, 1999, the NRTC filed a separate lawsuit in federal court against DIRECTV claiming that DIRECTV had failed to provide to the NRTC its share of launch fees and other benefits that DIRECTV and its affiliates have received relating to programming and other services. On September 9, 1999, the NRTC filed a response to DIRECTV's counterclaim contesting DIRECTV's interpretations of the end of term and right of first refusal provisions.

         On January 10, 2000, the Company and Pegasus filed a lawsuit in federal court against DIRECTV which contains causes of action for various torts, common counts and declaratory relief based on DIRECTV's failure to provide the NRTC with premium programming, thereby preventing the NRTC from providing this programming to the Company and Pegasus. The claims are also based on DIRECTV's position with respect to launch fees and other benefits, term and rights of first refusal. The complaint seeks monetary damages and a court order regarding the rights of the NRTC and its members and affiliates.

         On February 10, 2000, the Company and Pegasus filed an amended complaint which added new tort claims against DIRECTV for interference with plaintiffs' relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. The Company and Pegasus also withdrew the class action allegations to allow a new class action to be filed on behalf of the members and affiliates of the NRTC. The class action was filed on February 27, 2000 and has been transferred to the judge assigned to the actions filed by the Company and Pegasus and by the NRTC.

         Management is not currently able to predict the outcome of the DIRECTV litigation matters or the effect such outcome will have on the consolidated operations, liquidity, cash flows or financial position of the Company.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated in such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions, both nationally, internationally and in the regions in which we operate; relationships with and events affecting third parties like DIRECTV, Inc.; litigation with DIRECTV; demographic changes; existing government regulations and changes in, or the failure to comply with government regulations; competition; the loss of any significant numbers of subscribers; changes in business strategy or development plans; technological developments and difficulties; the ability to attract and retain qualified personnel; our significant indebtedness; the availability and terms of capital to fund the expansion of our business; and other factors referenced in this Report and in reports and registration statements filed by Golden Sky DBS and its parent company, Pegasus Communications Corporation, from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

         The following discussion of the financial condition and results of operations of Golden Sky DBS should be read in conjunction with the consolidated financial statements and related notes which are included on pages 3-9 herein.

General

         Golden Sky DBS, Inc. is:

         o A wholly owned subsidiary of Golden Sky Holdings, Inc., which is a wholly owned subsidiary of Pegasus Communications Corporation.

         o An independent provider of DIRECTV with 351,000 subscribers at March 31, 2000. We have the exclusive right to distribute DIRECTV digital broadcast satellite services to approximately 1.9 million rural households in 24 states.

         We are a holding company and were originally formed in February 1999. We operate primarily through our subsidiary, Golden Sky Systems, Inc. Golden Sky Systems was originally formed in June 1996 to acquire, own and manage rights to distribute DIRECTV services to residential households and commercial establishments in certain rural areas of the United States. On May 5, 2000, we became a wholly owned subsidiary of Pegasus Communications Corporation, the largest independent provider of DIRECTV, through a merger of Golden Sky Holdings with a subsidiary of Pegasus.

         In connection with the merger, the stockholders of Golden Sky Holdings exchanged all of their capital stock for approximately 6.1 million shares of Pegasus' Class A Common Stock and options to purchase a total of 349,000 shares of Pegasus' Class A Common Stock and, as a consequence, we became a wholly owned subsidiary of Pegasus Communications Corporation.

         Total consideration for the merger was approximately $1.3 billion, which consisted of:

         o approximately 6.1 million shares of Pegasus' Class A Common Stock (amounting to $579.0 million),

         o options to purchase a total of 349,000 shares of Pegasus' Class A Common Stock (amounting to $33.1 million),

         o approximately $377.8 million in assumed net liabilities (as of March 31, 2000), and

         o a deferred tax liability of approximately $342.8 million, primarily as a result of non-deductible amortization.

         Revenues are principally derived from monthly customer subscription and pay-per-view services.

         In this section, we use the terms pre-marketing operating expenses, pre-marketing cash flow and location cash flow. Pre-marketing operating expenses consist of:

         o programming and technical expenses, including amounts paid to programming suppliers, digital satellite system authorization charges and satellite control fees, each of which is paid on a per subscriber basis, and DIRECTV royalties which are equal to 5% of DBS services revenue, and

         o general and administrative expenses, including administrative costs associated with our sales and customer service operations.

         Pre-marketing cash flow is calculated by taking our earnings and adding back the following expenses:

         o    interest,

         o    income taxes,

         o    depreciation and amortization,

         o non-cash charges, such as incentive compensation under our stock option plan,

         o    extraordinary items,

         o non-recurring charges, such as costs associated with our merger with Pegasus, and

         o subscriber acquisition costs, which are sales and marketing expenses incurred and promotional programming provided in connection with the addition of new subscribers.

         Location cash flow is pre-marketing cash flow less subscriber acquisition costs.

         Pre-marketing cash flow and location cash flow are not, and should not be considered, an alternative to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing cash flow and location cash flow also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures, or to react to changes in our industry or the economy generally. We believe that pre-marketing cash flow and location cash flow are important, however, for the following reasons:

         o those who follow our industry frequently use them as measures of performance and ability to pay debt service, and

         o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

Results of Operations

         Three months ended March 31, 2000 compared to the three months ended March 31, 1999

         At March 31, 2000, we had exclusive DIRECTV distribution rights to approximately 1.9 million households. At March 31, 2000, we served 351,000 subscribers, as compared to 257,000 subscribers at March 31, 1999. Subscriber penetration increased from 14.3% at March 31, 1999 to 18.9% at March 31, 2000.

         Revenues for the three months ended March 31, 2000 were $43.5 million, an increase of $15.0 million, or 52%, compared to revenues of $28.6 million for the same period in 1999. The increase is primarily due to an increase in the average number of subscribers in the first quarter of 2000 compared to the first quarter of 1999. The average monthly revenue per subscriber was $41.61 for the three months ended March 31, 2000 compared to $39.28 for the same period in 1999.

         Pre-marketing operating expenses were $34.7 million for the three months ended March 31, 2000, an increase of $9.5 million, or 38%, compared to $25.2 million for the same period in 1999. The increase is attributable to significant growth in subscribers over the last twelve months. As a percentage of revenue, pre-marketing operating expenses were 79.6% for the three months ended March 31, 2000 compared to 88.0% for the same period in 1999.

         Subscriber acquisition costs were $7.6 million for the three months ended March 31, 2000, a decrease of $4.3 million compared to $11.9 million for the same period in 1999. Gross subscriber additions were 25,400 during the three months ended March 31, 2000 compared to 30,600 for the same period in 1999. Subscriber acquisition costs per gross subscriber addition were $298 for the three months ended March 31, 2000 compared to $389 for the same period in 1999. The decrease in subscriber acquisition costs per gross subscriber addition is due to a decrease in promotional programming.

         Incentive compensation under our stock option plan was $115,000 for the three months ended March 31, 2000 compared to $18,000 for the same period in 1999.

         Lease termination and severance expenses totaled $1.2 million for the three months ended March 31, 2000. These expenses resulted from the implementation of our previously disclosed plans to close our local sales offices during 2000 and to reduce corporate overhead expenses through headcount and other expense reductions. During the three months ended March 31, 2000, we closed or sold to third-party retailers 36 of our local sales offices. As a result of our merger with Pegasus on May 5, 2000, we anticipate closing our remaining local sales offices during the balance of the year. Also as part of our plan to transition from a principally direct sales distribution model to a largely indirect, retail sales distribution model, we have increased the number of third-party retailers of our direct broadcast satellite television service in our markets. Our number of employees decreased from approximately 900 at the beginning of 2000 to less than 500 as of March 31, 2000. Further reductions in our workforce are expected as a result of our plans described above.

         Depreciation and amortization expense was $9.3 million for the three months ended March 31, 2000, an increase of $1.1 million, or 14%, compared to $8.2 million for the same period in 1999. The increase in depreciation and amortization is primarily due to an increase in the intangible asset base as the result of DBS acquisitions that occurred in 1999.

         Interest expense was $12.2 million for the three months ended March 31, 2000, an increase of $2.2 million, or 22%, compared to $10.0 million for the same period in 1999. The increase in interest expense is primarily due to higher outstanding debt balances in the first quarter of 2000 as compared to the first quarter of 1999 and an increase in our weighted-average interest rate resulting from the issuance of our 13.5% senior discount notes in February 1999. Interest income was $205,000 for the three months ended March 31, 2000, a decrease of $618,000, or 75%, compared to interest income of $823,000 for the same period in 1999. The decrease in interest income is due to lower average cash balances, including restricted cash, in the first quarter of 2000 as compared to the first quarter of 1999.

         Other expenses were $523,000 for the three months ended March 31, 2000. These expenses primarily reflect merger costs.

Liquidity and Capital Resources

         Golden Sky DBS and its subsidiaries have required significant capital since their formation in order to fund acquisitions, to implement the infrastructure to support their operations, to meet debt service obligations, to fund DBS subscriber acquisition costs and to fund DBS programming costs. Golden Sky DBS and its subsidiaries' primary sources of liquidity have been credit available under their credit facilities, the issuance of sellers' notes and proceeds from public and private offerings.

         Pre-marketing cash flow approximated $8.9 million for the three months ended March 31, 2000, an increase of $5.5 million, or 160%, compared to $3.4 million for the same period in 1999. Pre-marketing cash flow increased as a result of acquisitions and internal growth in Golden Sky DBS' subscriber base and lower operating and corporate overhead expenses as previously described.

         During the three months ended March 31, 2000, $3.2 million of cash on hand at the beginning of the year, together with $13.8 million of net cash provided by Golden Sky DBS' financing activities, were used to fund operating activities of approximately $15.8 million and investing activities of approximately $1.2 million. Investing activities consisted of:

         o the purchase of minority interest rights during the first quarter of 2000 for approximately $1.5 million;

         o    capital expenditures totaling $47,000; and

         o proceeds from the disposition of property and equipment and other amounting to $324,000.

         Financing activities consisted of:

         o    borrowings on bank credit facilities totaling $6.0 million;

         o the repayment of approximately $3.1 million of long-term debt, primarily sellers' notes and capital leases;

         o net restricted cash draws of approximately $11.9 million to pay interest on Golden Sky Systems' 12.375% senior subordinated notes due 2006; and

         o    an increase in deferred financing costs of $977,000.

         As of March 31, 2000, cash on hand amounted to $31,000 plus restricted cash of $11.8 million.

         Golden Sky Systems maintains a $115.0 million senior, reducing revolving credit facility and a $35.0 million senior term credit facility. Borrowings under the credit facilities are available for working capital, capital expenditures and for general corporate purposes. As of March 31, 2000, $58.0 million was outstanding and stand-by letters of credit amounting to $35.9 million were issued under our $150.0 million credit facilities. The revolving credit and term loan facilities expire on September 30, 2005 and December 31, 2005, respectively.

         In January 2000, Golden Sky Systems completed an amendment to its credit facilities. The amendment, which was effective as of December 31, 1999, waived Golden Sky Systems' third quarter 1999 covenant violations and amended certain fourth quarter 1999 and year 2000 covenant requirements. Pursuant to the amendment, Golden Sky Systems was authorized to borrow up to an additional $20.0 million under its credit facilities prior to March 31, 2000. These incremental borrowings, which were secured by letters of credit provided by certain of Golden Sky Holdings' shareholders, were required to be repaid by May 31, 2000. Upon repayment of the incremental borrowings, Golden Sky Systems will have potential incremental borrowing capacity during the remainder of the year ending December 31, 2000 equal to the lesser of equity contributed by Pegasus to repay the incremental borrowings and fund other working capital requirements or $20.0 million. On May 9, 2000, Pegasus made an $8.0 million capital contribution to Golden Sky Systems that was used to repay the incremental borrowings described above. Golden Sky Systems anticipates that it will receive additional capital contributions from Pegasus, thereby resulting in additional borrowing capacity. As of March 31, 2000, Golden Sky Systems was in compliance with the credit facilities' amended covenants.

         Golden Sky Systems will be required to make an offer to the holders of its 12.375% senior subordinated notes due 2006 to purchase those notes for 101% of their principal amount plus accrued interest as a result of the merger with Pegasus on May 5, 2000. If the offer for the 12.375% senior subordinated notes due 2006 is accepted by any of the note holders and Golden Sky Systems is unable to purchase those notes, Golden Sky Systems may be in default of the terms of the indenture governing the 12.375% senior subordinated notes due 2006. Pegasus has entered into an agreement with an investment bank under which that investment bank has agreed to purchase any and all 12.375% senior subordinated notes due 2006 tendered in response to Golden Sky Systems' offer to purchase such notes.

         Golden Sky DBS will be required to make an offer to the holders of its 13.5% senior discount notes due 2007 to purchase those notes for 101% of their accreted value plus accrued interest as a result of the merger with Pegasus on May 5, 2000. If the offer for the 13.5% senior discount notes due 2007 is accepted by any of the note holders and we are unable to purchase those notes, we may be in default of the terms of the indenture governing the 13.5% senior discount notes due 2007. Pegasus has entered into an agreement with an investment bank under which that investment bank has agreed to purchase any and all 13.5% senior discount notes due 2007 tendered in response to our offer to purchase such notes.

         Golden Sky DBS believes that it has adequate resources to meet its working capital, maintenance capital expenditure and debt service obligations for at least the next twelve months. However, Golden Sky DBS is highly leveraged and our ability in the future to repay our existing indebtedness will depend upon the success of our business strategy, prevailing economic conditions, regulatory matters, levels of interest rates and financial, business and other factors that are beyond our control. We cannot assure you that we will be able to generate the substantial increases in cash flow from operations that we will need to meet the obligations under our indebtedness. Furthermore, our agreements with respect to our indebtedness contain numerous covenants that, among other things, restrict our ability to:

         o    pay dividends and make certain other payments and investments;

         o    borrow additional funds;

         o    create liens; and

         o    sell our assets.

Failure to make debt payments or comply with our covenants could result in an event of default which if not cured or waived could have a material adverse effect on us.

         Golden Sky DBS closely monitors conditions in the capital markets to identify opportunities for the effective use of financial leverage. In financing its future expansion requirements, Golden Sky DBS would expect to avail itself of such opportunities and thereby increase its indebtedness. This could result in increased debt service requirements. We cannot assure you that such debt financing can be completed on terms satisfactory to Golden Sky DBS or at all. Golden Sky DBS may also issue additional equity to fund its future expansion requirements.

Year 2000

         The year 2000 issue is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other equipment as the year 2000 is approached and reached. An issue exists for all companies that rely on computers. This issue involves computer programs and applications that were written using two digits rather than four to identify the applicable year, and could result in systems failures or miscalculations. We have completed an assessment of and taken corrective measures to mitigate the potential adverse effects the year 2000 issue may have on our operations. Costs in connection with any modifications to make our systems compliant have not been and are not expected to be material. We are not currently aware of any operational or technical problems as a result of the change to the year 2000 and will continue to monitor the potential adverse impact of the year 2000 issue on our business; however, there can be no assurance that the year 2000 issue will not have a material adverse impact on our financial condition or our results of operations in the future.

Seasonality

         Golden Sky DBS' operating results in any period may be affected by the incurrence of advertising and promotion expenses that do not necessarily produce commensurate revenues in the short-term until the impact of such advertising and promotion is realized in future periods.

Inflation

         Golden Sky DBS believes that inflation has not been a material factor affecting its business. In general, Golden Sky DBS' revenues and expenses are impacted to the same extent by inflation. A majority of Golden Sky DBS' indebtedness bears interest at a fixed rate.

New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). As a result of the subsequent issuance of SFAS No. 137 in July 1999, SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Management believes that the adoption of SFAS No. 133 will not have a material effect on our business, financial position or results of operations.

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The subsequent issuance of SAB 101A has deferred the timing of the adoption of the requirements until the second quarter of 2000. Management believes that the adoption of SAB 101 will not have a material effect on our business, financial position or results of operations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Information about Golden Sky DBS' market sensitive financial instruments is provided below and constitutes a "forward-looking statement." Golden Sky DBS' major market risk exposure is changing interest rates under its credit facilities and debt obligations. Golden Sky DBS' objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flow and to lower its overall borrowing costs. Golden Sky DBS' policy is to manage interest rates through the use of floating rate debt.

         Golden Sky Systems maintains a $115.0 million senior, reducing revolving credit facility and a $35.0 million senior term credit facility. Availability of borrowings under the revolving credit facility will reduce by specified amounts quarterly commencing on March 31, 2001 through maturity. The term credit facility is to be repaid in specified amounts quarterly commencing on March 31, 2002, with the balance due at maturity. As of March 31, 2000, $23.0 million was outstanding and stand-by letters of credit amounting to $35.9 million were issued under its $115.0 million revolving credit facility. As of March 31, 2000, $35.0 million was outstanding under its $35.0 million term credit facility. Interest on the credit facilities is calculated at either the bank's base rate or LIBOR, plus an applicable margin. The revolving credit and term facilities expire on September 30, 2005 and December 31, 2005, respectively.

         As of March 31, 2000, Golden Sky DBS estimated the fair value of its debt to be approximately $407.1 million, using quoted market prices. The market risk associated with Golden Sky DBS' debt is the potential increase in fair value resulting from a decrease in interest rates. A 10% decrease in assumed interest rates would increase the fair value of Golden Sky DBS' debt to approximately $418.4 million.

                           PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

         DIRECTV/NRTC Litigation. On June 3, 1999, the National Rural Telecommunications Cooperative filed a lawsuit in federal court against DIRECTV seeking a court order to enforce the National Rural Telecommunications Cooperative's contractual rights to obtain from DIRECTV certain premium programming formerly distributed by United States Satellite Broadcasting Company, Inc. for exclusive distribution by the National Rural Telecommunications Cooperative's members and affiliates in their rural markets. The National Rural Telecommunications Cooperative also sought a temporary restraining order preventing DIRECTV from marketing the premium programming in such markets and requiring DIRECTV to provide the National Rural Telecommunications Cooperative with the premium programming for exclusive distribution in those areas. The court, in an order dated June 17, 1999, denied the National Rural Telecommunications Cooperative a preliminary injunction on such matters, without deciding the underlying claims. On July 22, 1999, DIRECTV responded to the National Rural Telecommunications Cooperative's continuing lawsuit by rejecting the National Rural Telecommunications Cooperative's claims to exclusive distribution rights and by filing a counterclaim seeking judicial clarification of certain provisions of DIRECTV's contract with the National Rural Telecommunications Cooperative. In particular, DIRECTV contends in its counterclaim that the term of DIRECTV's contract with the National Rural Telecommunications Cooperative is measured solely by the orbital life of DBS-1, the first DIRECTV satellite launched into orbit at the 101(degree)W orbital location, without regard to the orbital lives of the other DIRECTV satellites at the 101(degree)W orbital location. DIRECTV also alleges in its counterclaim that the National Rural Telecommunications Cooperative's right of first refusal, which is effective at the end of the term of DIRECTV's contract with the National Rural Telecommunications Cooperative, does not provide for certain programming and other rights comparable to those now provided under the contract. On September 8, 1999, the court denied a motion by DIRECTV to dismiss certain of the National Rural Telecommunications Cooperative's claims, leaving all of the causes of action asserted by the National Rural Telecommunications Cooperative at issue.

         On August 26, 1999, the National Rural Telecommunications Cooperative filed a separate lawsuit in federal court against DIRECTV claiming that DIRECTV had failed to provide to the National Rural Telecommunications Cooperative its share of launch fees and other benefits that DIRECTV and its affiliates have received relating to programming and other services. On September 9, 1999, the National Rural Telecommunications Cooperative filed a response to DIRECTV's counterclaim contesting DIRECTV's interpretations of the end of term and right of first refusal provisions. On November 15, 1999, the court granted a motion by DIRECTV and dismissed a portion of the National Rural Telecommunications Cooperative's lawsuit regarding launch fees and other benefits. In particular, the court dismissed the tort claim asserted by the National Rural Telecommunications Cooperative, but left in place the remaining claims asserted by the National Rural Telecommunications Cooperative. The court also consolidated that lawsuit with the other pending National Rural Telecommunications Cooperative/DIRECTV lawsuit. The court set various discovery and motion deadlines for the spring and summer of 2000 but did not set a trial date.

         On December 29, 1999, DIRECTV filed a motion for partial summary judgment. The motion seeks a court order that the National Rural Telecommunications Cooperative's right of first refusal, effective at the termination of DIRECTV's contract with the National Rural Telecommunications Cooperative, does not include programming services and is limited to 20 program channels of transponder capacity. The hearing date on DIRECTV's motion was vacated by the court pending resolution of certain procedural issues raised by a new lawsuit we and Pegasus filed against DIRECTV, discussed below. The court has not yet set a trial date on the merits of the motion for partial summary judgment.

         On January 10, 2000, we and Pegasus Satellite Television, Inc. filed a class action lawsuit in federal court in Los Angeles against DIRECTV as representatives of a proposed class that would include all members and affiliates of the National Rural Telecommunications Cooperative that are distributors of DIRECTV. The complaint contains causes of action for various torts, common counts and declaratory relief based on DIRECTV's failure to provide the National Rural Telecommunications Cooperative with premium programming, thereby preventing the National Rural Telecommunications Cooperative from providing this programming to the class members and affiliates. The claims are also based on DIRECTV's position with respect to launch fees and other benefits, term and rights of first refusal. The complaint seeks monetary damages and a court order regarding the rights of the National Rural Telecommunications Cooperative and its members and affiliates.

         On February 10, 2000, we and Pegasus Satellite Television, Inc. filed an amended complaint which added new tort claims against DIRECTV for interference with plaintiffs' relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. We and Pegasus Satellite Television also withdrew the class action allegations to allow a new class action to be filed on behalf of the members and affiliates of the National Rural Telecommunications Cooperative. The outcome of this litigation and the litigation filed by the National Rural Telecommunications Cooperative and its members and affiliates could have a material adverse effect on our direct broadcast satellite business.

         Other Matters. In addition to the matters discussed above, from time to time we are involved with claims that arise in the normal course of our business. In our opinion, the ultimate liability with respect to these claims will not have a material adverse effect on our consolidated operations, cash flows or financial position.

ITEM 5. OTHER INFORMATION

         On May 5, 2000, pursuant to the terms of an Agreement and Plan of Merger among Pegasus Communications Corporation, Golden Sky Holdings, Inc., our indirect parent, Pegasus GSS Merger Sub, Inc., a wholly owned subsidiary of Pegasus, certain stockholders of Pegasus and certain stockholders of Golden Sky Holdings, Inc., Golden Sky Holdings, Inc. was merged into Pegasus GSS Merger Sub, Inc. and became a wholly owned subsidiary of Pegasus Communications Corporation. As a consequence, we became an indirect wholly owned subsidiary of Pegasus Communications Corporation.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a)      Exhibits

         The following documents are filed as Exhibits to this Report on Form 10-Q or incorporated by reference herein. Each document incorporated by reference is identified by a parenthetical reference to the prior filing in which it was included.

              10.21 Stock and Warrant Purchase Agreement, dated as of January 4,
                    2000, by and among Golden Sky Holdings, Inc. and the investors identified therein ((Exhibit 10.21 to Annual Report on Form 10-K for the period ended December 31,
                    1999)(File No. 333-64367)).

              10.22 Agreement and Plan of Merger, dated as of January 10, 2000, among Pegasus Communications Corporation and certain of its shareholders, Pegasus GSS Merger Sub, Inc., Golden Sky Holdings, Inc. and certain of its shareholders. ((Exhibit
                    2.1 to Registration Statement on Form S-4)(File No. 333-31080)).

              10.23 Second Amendment, Consent and Waiver, dated as of January 4,
                    2000, among Golden Sky Holdings, Inc., Golden Sky Systems, Inc., the Banks party thereto from time to time, Paribas (formerly known as Banque Paribas), as Syndication Agent, Fleet National Bank, as Administrative Agent and General Electric Capital Corporation, as Documentation Agent ((Exhibit 10.23 to Annual Report on Form 10-K for the period ended December 31, 1999)(File No. 333-64367)).

              10.24 Third Amendment, Consent and Waiver, dated as of January 20,
                    2000, among Golden Sky Holdings, Inc., Golden Sky Systems, Inc., the Banks party thereto from time to time,

                    Paribas (formerly known as Banque Paribas), as Syndication Agent, Fleet National Bank, as Administrative Agent and General Electric Capital Corporation, as Documentation Agent ((Exhibit 10.24 to Annual Report on Form 10-K for the period ended December 31, 1999)(File No. 333-64367)).

              27.1  Financial Data Schedule.

(b)      Reports on Form 8-K

         On January 18, 2000, we filed a Current Report on Form 8-K reporting, under Item 5, that Golden Sky Holdings, Inc. had entered into a definitive merger agreement with Pegasus Communications Corporation.

                                    SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Golden Sky DBS, Inc. has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  GOLDEN SKY DBS, INC.


May 12, 2000                      By: /s/ M. Kasin Smith
------------                      --------------------------------------------
Date                              M. Kasin Smith
                                  Vice President and Chief Financial Officer
                                  (Principal Financial and Accounting Officer)

Exhibit 27.1      Financial Data Schedule

Golden Sky DBS, Inc.
First Quarter 2000 Form 10-Q


         This schedule contains summary financial information extracted from the consolidated balance sheet of Golden Sky DBS, Inc. as of March 31, 2000 (unaudited) and the related consolidated statement of operations for the three months ended March 31, 2000 (unaudited). This information is qualified in its entirety by reference to such financial statements. (Dollars in thousands, except per share data)

Multiplier                                           1
Currency                                             U.S. Dollars
Period - Type                                        3 Months
Fiscal Year End                                      December 31, 2000
Period-End                                           March 31, 2000
Exchange Rate                                        1
Cash                                                 31
Securities                                           0
Receivables                                          5,219
Allowances                                           942
Inventory                                            2,799
Current Assets                                       20,229
PP&E                                                 9,387
Depreciation                                         4,424
Total Assets                                         266,587
Current Liabilities                                  29,449
Bonds                                                310,797
Preferred - Mandatory                                0
Preferred                                            868
Common                                               0
Other - SE                                           (136,519)
Total Liability and Equity                           266,587
Sales                                                43,548
Total Revenues                                       43,548
CGS                                                  0
Total Costs                                          52,912
Other Expenses                                       318
Loss - Provision                                     0
Interest Expense                                     12,153
Income Pretax                                        (21,835)
Income Tax                                           0
Income Continuing                                    (21,835)
Discontinued                                         0
Extraordinary                                        0
Changes                                              0
Net Income                                           (21,835)
EPS - Basic                                          (218,350.00)
EPS - Diluted                                        (218,350.00)

                                    ANNEX F

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 Current Report
                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934

          Date of Report (Date of earliest event reported): May 5, 2000
                                                            -----------


                       PEGASUS COMMUNICATIONS CORPORATION
                       ----------------------------------
               (Exact Name of Registrant as Specified in Charter)


              Delaware               0-21389               51-0374669
          ----------------------------------------------------------------
          (State or Other          (Commission            (IRS Employer
          Jurisdiction of          File Number)        Identification No.)
          Incorporation)

      c/o Pegasus Communications Management Company, 225 City Line Avenue,
                   Suite 200, Bala Cynwyd, Pennsylvania 19004
                   ------------------------------------------
               (Address of principal executive offices) (Zip Code)


         Registrant's telephone number, including area code: 888-438-7488
                                                             ------------


================================================================================
          (Former Name or Former Address, if Changed Since Last Report)

         Pegasus Communications Corporation's registration statement on form S-4 (file no. 333-31080) containing substantially the same information required in this form to report the acquisition of Golden Sky Holdings, Inc., became effective on February 29, 2000 and accordingly the acquisition of Golden Sky was "previously reported" within the meaning of the General Instructions to Form 8-K. Since the number of shares actually issued to stockholders and former employees of Golden Sky does not materially affect the pro forma financial information set forth in the registration statement, the acquisition of Golden Sky is reported under Item 5 below.

Item 5. Other Events.

Acquisition of Golden Sky

         On May 5, 2000, Pegasus acquired Golden Sky through the merger of a subsidiary of Pegasus into Golden Sky. Prior to the merger, Golden Sky was the second largest independent provider of DIRECTV. Golden Sky operated in 23 states and its territories included approximately 1.8 million households and 345,000 subscribers.

         In connection with the merger, Pegasus issued 6,090,145 shares of its Class A common stock to stockholders and former employees of Golden Sky at a price of $95.07 per share, the average closing price per share, five days prior and subsequent to the merger announcement. In addition, holders of Golden Sky options received options to purchase an aggregate of 348,964 shares of Pegasus' Class A common stock. Pegasus also granted registration rights to certain of Golden Sky's stockholders, including Alta Communications VI, L.P. and two of its affiliates and Spectrum Equity Investors L.P. and one of its affiliates.

         Pursuant to the acquisition of Golden Sky, the registration rights agreement and amended voting agreement were entered into and Robert F. Benbow, William P. Collatos and Ted S. Lodge were elected to Pegasus' board of directors as the designees of Alta, Spectrum and Marshall W. Pagon, respectively, under the amended voting agreement.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

                  (a)  Financial Statements of Business Acquired.

                           Not Applicable

                  (b)  Pro Forma Financial Information.

                           Not Applicable

                  (c)  Exhibits.

                                 2.1    Agreement and Plan of Merger, dated
                                        January 10, 2000, as amended on January
                                        25, 2000, by and among Pegasus
                                        Communications Corporation, Golden Sky
                                        Holdings, Inc. Pegasus GSS Merger Sub,
                                        Inc., a wholly-owned subsidiary of
                                        Pegasus and certain stockholders of
                                        Pegasus and Golden Sky (which is
                                        incorporated by reference herein to
                                        Exhibit 2.1 to Pegasus' Registration
                                        Statement on Form S-4 (File No.
                                        333-31080)).

                                 10.1 Amended and Restated Voting Agreement, dated May 5, 2000, among Pegasus Communications Corporation, Fleet
                                        Venture Resources, Inc., Fleet Equity
                                        Partners VI, L.P., Chisholm Partners
                                        III, L.P., and Kennedy Plaza Partners,
                                        Spectrum Equity Investors, L.P. and
                                        Spectrum Equity Investors II, L.P., Alta
                                        Communications VI, L.P., Alta
                                        Subordinated Debt Partners III, L.P. and
                                        Alta-Comm S BY S, LLC, and Pegasus
                                        Communications Holdings, Inc., Pegasus
                                        Capital, L.P., Pegasus Scranton Offer
                                        Corp, Pegasus Northwest Offer Corp, and
                                        Marshall W. Pagon, an individual.

                                 10.2 Registration Rights Agreement dated May 5, 2000 among Pegasus Communications Corporation and the parties thereto.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PEGASUS COMMUNICATIONS CORPORATION

                                               By: /s/ Scott A. Blank
                                                   ------------------
                                                   Scott A. Blank
                                                   Vice President

May 19, 2000

                                  EXHIBIT INDEX


Exhibit Number         Description of Document
--------------         -----------------------

2.1 Agreement and Plan of Merger, dated January 10, 2000, as amended on January 25, 2000, by and among Pegasus Communications Corporation, Golden Sky Holdings, Inc. Pegasus GSS Merger Sub, Inc., a wholly-owned subsidiary of Pegasus and certain stockholders of Pegasus and Golden Sky (which is incorporated by reference herein to Exhibit 2.1 to Pegasus' Registration Statement on Form S-4 (File No. 333-31080)).

10.1 Amended and Restated Voting Agreement, dated May 5, 2000, among Pegasus Communications Corporation, Fleet Venture Resources, Inc., Fleet Equity Partners VI, L.P., Chisholm Partners III, L.P., and Kennedy Plaza Partners, Spectrum Equity Investors, L.P. and Spectrum Equity Investors II, L.P., Alta Communications VI, L.P., Alta Subordinated Debt Partners III, L.P. and Alta-Comm S BY S, LLC, and Pegasus Communications Holdings, Inc., Pegasus Capital, L.P., Pegasus Scranton Offer Corp, Pegasus Northwest Offer Corp, and Marshall W. Pagon, an individual.

10.2 Registration Rights Agreement dated May 5, 2000 among Pegasus Communications Corporation and the parties thereto.

                                    ANNEX G

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 Current Report
                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934

      Date of Report (Date of earliest event reported): September 15, 2000
                                                        ------------------


                       PEGASUS COMMUNICATIONS CORPORATION
                       ----------------------------------
               (Exact Name of Registrant as Specified in Charter)


   Delaware                     0-21389                      51-0374669
---------------               -----------                ------------------
(State or Other               (Commission                  (IRS Employer
Jurisdiction of               File Number)               Identification No.)
Incorporation)

      c/o Pegasus Communications Management Company, 225 City Line Avenue,
                   Suite 200, Bala Cynwyd, Pennsylvania 19004
      --------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)


        Registrant's telephone number, including area code: 888-438-7488
                                                            ------------



--------------------------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)

         Our quarterly report on Form 10-Q for the quarterly period ended June 30, 2000 contained substantially the same information required in this form to report the disposition of the entire cable system business in Puerto Rico. Accordingly, the disposition was "previously reported" within the meaning of the General Instructions to Form 8-K.

Item 5.  Other Events.

         Sale of Puerto Rico Cable System. On September 15, 2000, pursuant to the terms of an Asset Purchase Agreement, MCT Cablevision, LP and Pegasus Cable Television of San German, Inc. sold the assets of their entire cable system in Puerto Rico to Centennial Puerto Rico Cable TV Corp., a subsidiary of Centennial Communications Corp., for the purchase price of $170,000,000 in cash (subject to certain adjustments). Pegasus Communications Corporation, through one of its operating subsidiaries, Pegasus Media & Communications, Inc., is the indirect parent of MCT Cablevision, LP and Pegasus Cable Television of San German, Inc. The Puerto Rico cable system served approximately 57,000 subscribers and passed over approximately 170,000 homes in Aguadilla, Mayaguez, San German and surrounding communities in the western part of Puerto Rico.

Item 7.  Financial Statements, Pro Forma Financial Information and Exhibits.

         (a)   Financial Statements of Acquired or to be Acquired Businesses.

                  Not applicable.

         (b)   Pro Forma Financial Information.

                  Not applicable.

         (c)   Exhibits.

                    2.1 Asset Purchase Agreement dated as of May 15, 2000 among Centennial Puerto Rico Cable TV Corp., Pegasus Communications Corporation, Pegasus Cable Television of San German, Inc. and MCT Cablevision, Limited Partnership. (Schedules have been omitted but will be provided to the SEC upon request).

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PEGASUS COMMUNICATIONS CORPORATION

                                        By: /s/ Scott A. Blank
                                           -------------------------------
                                                Scott A. Blank
                                                Vice President

September 29, 2000

                                  EXHIBIT INDEX

Exhibit No.                   Description
-----------                   -----------

2.1 Asset Purchase Agreement dated as of May 15, 2000 among Centennial Puerto Rico Cable TV Corp., Pegasus Communications Corporation, Pegasus Cable Television of San German, Inc. and MCT Cablevision, Limited Partnership. (Schedules have been omitted but will be provided to the SEC upon request).

                                    ANNEX H

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 Current Report
                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934


       Date of Report (Date of earliest event reported): November 9, 2000
                                                         ----------------

                       PEGASUS COMMUNICATIONS CORPORATION
                       ----------------------------------
               (Exact Name of Registrant as Specified in Charter)


              Delaware                0-21389            51-0374669
           ------------------------------------------------------------
           (State or Other         (Commission         (IRS Employer
           Jurisdiction of         File Number)      Identification No.)
           Incorporation)

      c/o Pegasus Communications Management Company, 225 City Line Avenue,
                   Suite 200, Bala Cynwyd, Pennsylvania 19004
                   ------------------------------------------
               (Address of principal executive offices) (Zip Code)


        Registrant's telephone number, including area code: 888-438-7488
                                                            ------------


================================================================================
          (Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events.

         On November 9, 2000, Pegasus Communications Corporation (the "Company") announced its intention, subject to the receipt of regulatory approval, to effect a new holding company structure under Section 251(g) of the Delaware General Corporation Law. In connection with its reorganization, the Company further announced the formation of a new broadband subsidiary, and, in a separate release, its intention to make an exchange offer to the holders of its 12 3/4% Series A Cumulative Exchangeable Preferred Stock. Copies of the two press releases are filed as Exhibits 99.1 and 99.2, each of which are incorporated by reference into this report.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

                  (c) Exhibits.

                      99.1  Registrant's press release, dated November 9, 2000.

                      99.2  Registrant's press release, dated November 9, 2000.

Item 9. Regulation FD Disclosure.

         The Registrant held a conference call on November 9, 2000 to report earnings results for the third quarter. On the call, the Registrant provided certain financial guidance for the fourth quarter of 2000. When providing guidance on fourth quarter 2000 revenues, the Registrant used an incorrect figure for DBS revenues and omitted revenues from its other operations. After giving effect to the correct numbers, the Registrant anticipates fourth quarter DBS revenues of approximately $188 million (compared to the $180 million announced on the conference call) and total revenues of $198 million.

         Set forth below is a table which provides financial guidance with respect to revenues, contribution margin, pre-marketing cash flow and SAC for the fourth quarter of 2000 as compared to the fourth quarter of 1999. The information provided below with respect to fourth quarter 2000 is a forward-looking statement. See "Cautionary Statement" below.

                                          Q4 '99                                      Q4 '00
                                          ------                                      ------

                                           Total       Per Sub                         Total      Per Sub
                                           -----       -------                         -----      -------
Revenues:
   DBS                                   $88,200       $45.37                       $188,600      $46.40
   Other                                   9,900                                       9,900
                                           -----                                       -----

                                          98,100                                     198,500

Contribution margin:
   DBS                                    29,700        15.28                         62,600       15.40
   Other                                   1,100                                       1,700
                                           -----                                       -----

                                          30,800                                      64,300

Pre-marketing cash flow:
   DBS                                    24,900        12.81                         55,200       13.60
   Other                                   1,100                                       1,700
                                           -----                                       -----

                                          26,000                                      56,900

SAC                                       29,100          330                         72,000         480

Cautionary Statement
--------------------

         This Report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated in such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions, both nationally, internationally and in the regions in which we operate; relationships with and events affecting third parties like DIRECTV, Inc.; litigation with DIRECTV; demographic changes; existing government regulations and changes in, or the failure to comply with government regulations; competition; the loss of any significant numbers of subscribers or viewers; changes in business strategy or development plans; technological developments and difficulties; the ability to attract and retain qualified personnel; our significant indebtedness; the availability and terms of capital to fund the expansion of our businesses; and other factors discussed under the section entitled "Risk Factors" of the Registrant's Proxy Statement dated February 29, 2000 and filed with the Securities and Exchange Commission on March 1, 2000 in connection with a special meeting of stockholders to be held on March 22, 2000 and other reports and registration statements filed by the Registrant, from time to time, with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           PEGASUS COMMUNICATIONS CORPORATION

November 13, 2000                          By: /s/ Scott A. Blank
                                               -------------------
                                               Scott A. Blank
                                               Vice President

                                  Exhibit Index


Exhibit No.              Description
-----------              -----------

99.1                     Registrant's press release, dated November 9, 2000.

99.2                     Registrant's press release, dated November 9, 2000.

                                                                    EXHIBIT 99.1

                        PEGASUS COMMUNICATIONS ANNOUNCES
                       CREATION OF NEW HOLDING COMPANY AND
                      FORMATION OF NEW BROADBAND SUBSIDIARY

BALA CYNWYD, PA, November 9, 2000 - Pegasus Communications Corporation (NASDAQ:
PGTV) announced today that it will reorganize its existing businesses under a newly created holding company. The new holding company will assume the name Pegasus Communications Corporation. In connection with the reorganization:

         o Pegasus' broadband and TV centric Internet access businesses will be operated by Pegasus Broadband Communications, Inc. (Pegasus Broadband), which will become a subsidiary of the new holding company.

         o Pegasus' existing DBS business will be retained by Pegasus Communications Corporation, which will be renamed Pegasus Satellite Communications, Inc. (Pegasus Satellite). Pegasus Satellite will also hold Pegasus' broadcast television business. As a result of the reorganization, Pegasus Satellite will become a direct subsidiary of the new holding company.

         o Pegasus' other assets (including intellectual property rights licensed from Personalized Media Communications) will be held by other direct subsidiaries of the new holding company.

         Pegasus is effecting this reorganization to facilitate the anticipated growth of its broadband and TV centric Internet access businesses and the capital requirements that we anticipate that these businesses will require.

         As a result of the reorganization, all of the capital stock of the existing Pegasus Communications Corporation, including its Class A Common Stock and preferred stock, will be exchanged for shares of the new holding company. The Class A Common Stock of the new holding company will trade on the NASDAQ National Market under the symbol "PGTV." Pegasus Communications Corporation's existing debt will remain obligations of Pegasus Satellite. We anticipate that the reorganization, which is subject to regulatory approval, will be completed prior to yearend.

         A separate press release has been issued today relating to an exchange offer of the Series A Preferred Stock to be held by the new holding company.

About Pegasus

         Pegasus Communications Corporation (www.pgtv.com) is one of the fastest growing media companies in the United States and serves approximately 1.3 million DBS subscribers in 42 states. Pegasus is the tenth largest multichannel video provider in the United States and the only publicly traded cable, satellite TV or Internet services company exclusively focused on providing service to rural and underserved areas. Through agreements with MetaTV, Liberate Technologies, ZipLink, Hughes Network Systems and other companies, Pegasus is expanding the array of advanced digital products and services it offers through the more than 3,000 independent retailers in the Pegasus Retail Network to include interactive television, narrowband TV centric Internet access and broadband Internet access to TV's, PC's and other Internet access appliances.

Safe Harbor

         Certain matters contained in this news release concerning the business outlook, which are not historical facts in this press release are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, and will be considered forward looking statements. Such forward looking statements may be identified with words such as "we expect", "we predict", "we believe", "we project", "we anticipate" and similar expressions. Pegasus' actual results may differ materially from those expressed or indicated by forward-looking statements. There can be no assurance that these future events will occur as anticipated or that the Company's results will be as estimated. Factors which can affect the Company's performance are described in the Company's filings with the Securities and Exchange Commission. This press release also contains information about pending transactions and there can be no assurances that these transactions will be completed.

                                       ###

For further information, contact:

Yolanda Robins                                     Jeff Majtyka
Pegasus Communications Corporation                 Brainerd Communicators, Inc.
(610) 934-7000                                     (212) 986-6667
yrobins@pgtv.com                                   majtyka@braincomm.com

                                                                    EXHIBIT 99.2

                  PEGASUS COMMUNICATIONS CORPORATION ANNOUNCES
                   EXCHANGE OFFER FOR SERIES A PREFERRED STOCK

BALA CYNWYD, PA, November 9, 2000 - Pegasus Communications Corporation (NASDAQ:
PGTV) announced today that it will offer to issue shares of a newly issued series of preferred stock in exchange for the Series A Preferred Stock to be issued by its new holding company upon completion of its holding company reorganization.

         In the reorganization, which Pegasus announced separately today, the existing company that operates under the name Pegasus Communications Corporation will change its name to Pegasus Satellite Communications, Inc. and become a subsidiary of a new holding company (the "New Holding Company") that will assume the name Pegasus Communications Corporation. In the reorganization, the existing Series A Preferred Stock will become identical Series A Preferred Stock of the New Holding Company. In the exchange offer, Pegasus Satellite Communications, Inc. will offer to exchange a new series of its preferred stock for the New Holding Company's Series A Preferred Stock. The terms of the new series will be identical to those of the existing series. The offer will not affect the other series of preferred stock. It is intended that the exchange offer and the reorganization will be completed concurrently.

         The securities being offered in the exchange offer will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

About Pegasus

         Pegasus Communications Corporation (www.pgtv.com) is one of the fastest growing media companies in the United States and serves approximately 1.3 million DBS customers in 42 states. Pegasus is the tenth largest multichannel video provider in the United States and the only publicly traded cable, satellite TV or Internet services company exclusively focused on providing service to rural and underserved areas. Through agreements with MetaTV, Liberate Technologies, ZipLink, Hughes Network Systems and other companies, Pegasus is expanding the array of advanced digital products and services it offers through the more than 3,000 independent retailers in the Pegasus Retail Network to include interactive television, narrowband TV centric Internet access and broadband Internet access to TV's, PC's and other Internet access appliances.

Safe Harbor

         Certain matters contained in this news release concerning the business outlook, which are not historical facts in this press release are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, and will be considered forward looking statements. Such forward looking statements may be identified with words such as "we expect", "we predict", "we believe", "we project", "we anticipate" and similar expressions. Pegasus' actual results may differ materially from those expressed or indicated by forward-looking statements. There can be no assurance that these future events will occur as anticipated or that the Company's results will be as estimated. Factors which can affect the Company's performance are described in the Company's filings with the Securities and Exchange Commission. This press release also contains information about pending transactions and there can be no assurances that these transactions will be completed.

                                       ###

For further information, please contact:
Yolanda Robins                                    Jeff Majtyka
Pegasus Communications Corporation                Brainerd Communications, Inc.
(610) 934-7030                                    (212) 986-6667
yrobins@pgtv.com                                  majtyka@braincomm.com

================================================================================

December 19, 2000                                                 Confidential


                                    PEGASUS
                                 COMMUNICATIONS
                                     [LOGO]




                       PEGASUS COMMUNICATIONS CORPORATION
             (to be renamed Pegasus Satellite Communications, Inc.)
                               Offer to Exchange
          its 12 3/4% Series A Cumulative Exchangeable Preferred Stock
                                for any and all
                      but not less than a majority of the
           12 3/4% Series A Cumulative Exchangeable Preferred Stock,
                    when issued, of our new holding company
              (to be renamed Pegasus Communications Corporation)
                          and Solicitation of Consents

                     -------------------------------------
                            OFFERING MEMORANDUM AND
                         CONSENT SOLICITATION STATEMENT
                     -------------------------------------

                                Exchange Agent:
                           First Union National Bank
                        1525 West W.T. Harris Blvd., 3C3
                              Charlotte, NC 28288
                            Attention: Michael Klotz
                           Telephone: (704) 590-7408
                           Facsimile: (704) 590-7628
--------------------------------------------------------------------------------
                     Dealer Manger and Solicitation Agent:


                            CIBC World Markets Corp.
                              425 Lexington Avenue
                               New York, NY 10017



                     -------------------------------------

     We have not authorized any dealer, salesperson or any other person to give any information or represent anything not contained in this offering memorandum. You must not rely on any unauthorized information. This offering memorandum does not offer to sell or buy any preferred stock in any jurisdiction where it is unlawful.

                     -------------------------------------


================================================================================